Form 10-K, Exhibit 13
period 1999-12-31
SAVANNAH BANCORP INC
filed 2000-03-27
CIK 860519

The following information which is included in the Registrant's 1999 Annual Report is incorporated into the Form 10-K by reference.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

                           FINANCIAL STATEMENT SECTION

                                      INDEX

                                                                        Page
                                                                       Number
                                                                      -------
  Index to Financial Statement Section                                   F-1
  Management's Reponsibility for Financial Reporting                     F-2
  Report of Independent Certified Public Accountants                     F-3
  Consolidated Balance Sheets
      December 31, 1999 and 1998                                         F-4
  Consolidated Statements of Income For the Years
      Ended December 31, 1999, 1998 and 1997                             F-5
  Consolidated Statements of Changes in Shareholders'
      Equity For the Years Ended December 31, 1999, 1998 and 1997        F-6
  Consolidated Statements of Cash Flows For the Years
      Ended December 31, 1999, 1998 and 1997                             F-7
  Notes to Consolidated Financial Statements                             F-8

  Managements Discussion and Analysis of Financial
  Condition and Results of Operations                                    F-20

      Selected Five-Year Financial Data - 1995-1999
          Table 1 - Selected Financial Condition Highlights              F-20
          Table 2 - Selected Operating Highlights                        F-21
      Liquidity and Interest Rate Sensitivity Management                 F-22
      Financial Condition and Capital Ratios                             F-24
      Results of Operations
      1999 Compared to 1998                                              F-24
      1998 Compared to 1997                                              F-25
      Market Price Per Common Share Data - Quarterly - 1999 and 1998     F-27
      Selected Quarterly Data                                            F-27

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of The Savannah Bancorp, Inc. is responsible for the preparation of the financial statements, related financial data and other financial information in this annual report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on management's estimates and judgment where appropriate. Financial information appearing in this annual report is consistent with the financial statements.

In meeting its responsibility both for the integrity and fairness of these statements and information, management depends on the accounting system and related internal control structures that are designed to provide reasonable assurance that transactions are authorized and recorded in accordance with established procedures, and that assets are safeguarded and proper and reliable records are maintained.

The Audit Committee of The Savannah Bancorp, Inc.'s Board of Directors, composed solely of outside directors, meets regularly with the Company's management, independent certified public accountants and regulatory examiners to review matters relating to financial reporting, internal control structure and the nature, extent and results of the audit effort. The independent certified public accountants have direct access to the Audit Committee with or without management present.

The financial statements of 1999 have been audited by BDO Seidman LLP and the 1998 and 1997 financial statements have been audited by Arthur Andersen LLP, independent certified public accountants. Their appointments were recommended by the Audit Committee and approved by the Board of Directors. Their audits provide an objective assessment of the degree to which the Company's management meets its responsibility for financial reporting. Their opinions on the financial statements are based on auditing procedures, which include reviewing internal control structure and performing selected tests of transactions and records as indicated in their report. These auditing procedures are designed to provide a reasonable level of assurance that the financial statements are fairly presented in all material respects.

          /s/ ARCHIE H. DAVIS                       /s/  ROBERT B. BRISCOE

          Archie H. Davis                           Robert B. Briscoe
          President and Chief                       Chief Financial
          Executive Officer                         Officer
          January 24, 2000                          January 24, 2000

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The Savannah Bancorp, Inc.:

         We have audited the accompanying consolidated balance sheet of The Savannah Bancorp, Inc. (a Georgia Corporation) and its subsidiaries as of December 31, 1999, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The Savannah Bancorp, Inc.'s consolidated financial statements as of December 31, 1998, and for each of the two years then ended, were audited by other auditors whose report, dated January 25, 1999, expressed an unqualified opinion on those statements.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/  BDO SEIDMAN, LLP

Atlanta, Georgia
January 24, 2000

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets

                                                                December 31,
--------------------------------------------------------------------------------
($ in thousands, except share data)                          1999         1998
--------------------------------------------------------------------------------
Assets
Cash and due from banks                                  $  13,004    $  17,355
Interest-bearing deposits in bank                              314         -
Federal funds sold                                           2,892       10,178
Securities available for sale, at fair value (amortized
  Cost of $59,845 in 1999 and $61,864 in 1998)              58,163       62,703
Loans                                                      205,914      170,858
Less allowance for loan losses                              (2,794)      (2,323)
--------------------------------------------------------------------------------
       Net loans                                           203,120      168,535
Premises and equipment, net                                  4,678        4,827
Other real estate owned                                         45         -
Other assets                                                 3,882        2,782
--------------------------------------------------------------------------------
       Total assets                                      $ 286,098    $ 266,380
--------------------------------------------------------------------------------

Liabilities
Deposits:
   Non interest-bearing demand                           $  40,150    $ 39,353
   Interest-bearing demand                                  40,186      44,269
   Savings                                                  12,213      11,632
   Money market accounts                                    40,346      34,663
   Time, $100,000 and over                                  38,889      41,723
   Other time deposits                                      62,478      60,732
--------------------------------------------------------------------------------
          Total deposits                                   234,262     232,372
Federal Home Loan Bank Advances                             18,248       4,450
Securities sold under repurchase agreements                  5,562       2,674
Federal funds purchased                                        905         537
Other liabilities                                            1,890       1,872
--------------------------------------------------------------------------------
       Total liabilities                                   260,867     241,905
--------------------------------------------------------------------------------
Commitments and contingencies (Notes 13 and 15)
Shareholders' Equity
Common stock, par value $1 per share:  authorized
    20,000,000 shares; issued 2,719,614 in  1999 and 1998    2,720        2,720
  Preferred stock, par value $1 per share:
     authorized 10,000,000 shares, none issued                -            -
  Contributed capital                                       13,038       13,076
  Retained earnings                                         10,727        8,438
  Treasury stock, 10,675 and 37,050 shares
     in 1999 and 1998, respectively                           (210)        (275)
  Accumulated other comprehensive income                    (1,044)         516
--------------------------------------------------------------------------------
       Total shareholders' equity                           25,231       24,475
--------------------------------------------------------------------------------
       Total liabilities and shareholders' equity        $ 286,098    $ 266,380
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                       Consolidated Statements of Income

                                                   For Year Ended December 31,
($ in thousands, except share data)                 1999      1998      1997
--------------------------------------------------------------------------------
Interest Income
Loans                                             $16,769    $15,120    $13,481
Investment securities:
   Taxable                                          3,026      2,739      2,159
Non-taxable                                           419        362        326
Deposits with banks                                    10         20         11
Federal funds sold                                    518        954        690
--------------------------------------------------------------------------------
   Total  interest income                          20,742     19,195     16,667
--------------------------------------------------------------------------------
Interest Expense
Deposits                                            7,785      8,304      7,113
Other borrowings                                      491        227        162
Federal Home Loan Bank advances                       464        205         68
--------------------------------------------------------------------------------
   Total interest expense                           8,740      8,736      7,343
--------------------------------------------------------------------------------
Net Interest Income                                12,002     10,459      9,324
Provision for loan losses                             545        435        480
--------------------------------------------------------------------------------
Net interest income after
provision for loan losses                          11,457     10,024      8,844
--------------------------------------------------------------------------------
Other Income
Trust fees                                            192         60       -
Service charges on deposit accounts                 1,032        849        825
Mortgage origination fees                             601        933        479
Other income                                          432        459        365
--------------------------------------------------------------------------------
   Total other operating revenue                    2,257      2,301      1,669
Gains on sales of securities                           13          3          4
--------------------------------------------------------------------------------
   Total other income                               2,270      2,304      1,673
--------------------------------------------------------------------------------
Other Expense
Salaries and employee benefits                      4,578      4,214      3,405
Occupancy expense                                     667        530        430
Equipment expense                                     594        480        416
Other operating expenses                            2,682      2,223      1,843
Merger expenses                                      -           619       -
-------------------------------------------------------------------------------
   Total other expense                              8,521      8,066      6,094
--------------------------------------------------------------------------------
Income before provision for income taxes            5,206      4,262      4,423
Provision for income taxes                          1,673      1,636      1,512
--------------------------------------------------------------------------------
Net income                                        $ 3,533    $ 2,626    $ 2,911
================================================================================

Net income per share:

Basic                                              $ 1.31      $ .99     $ 1.10
================================================================================
Diluted                                            $ 1.28      $ .95     $ 1.06
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                                          Consolidated Statements of Changes in Shareholders' Equity

                                                                                               Accumulated
                                                                                                  Other
                                                   Stock   Contributed Retained   Treasury   Comprehensive
($ in thousands,  except share data)    Common     Amount    Capital   Earnings     Stock     Income(Loss)       Total
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996             1,810,696   $1,810    $13,979    $ 4,849     ($554)           ($30)     $20,054
----------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                2,911                                  2,911
Change in unrealized gains on
  securities available for sale,                                                                      148          148
  net of tax                                                                                                    -------
     Total comprehensive income                                                                                  3,059
Cash dividends - $.14 per share                                            (239)                                  (239)
Cash dividends of acquired banks                                           (428)                                  (428)

Three-for-two stock split                905,320      906       (906)                                             -

Exercise of options                       12,025       12         51                   50                          113
Tax benefit from exercise of options                              38                                                38

Retirement of Bryan treasury stock       (14,893)     (15)      (185)                                             (200)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997             2,713,148   $2,713    $12,977     $7,093     ($504)           $118      $22,397
----------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                2,626                                  2,626
Other comprehensive income:
Change in unrealized gains on
  securities available for sale,
  net of tax                                                                                          398          398
                                                                                                               -------
     Total comprehensive income                                                                                  3,024
Cash dividends - $.34 per share                                            (588)                                  (588)
Cash dividends of acquired banks                                           (693)                                  (693)

Exercise of options                        7,400        8         28                  229                          265
Tax benefit from exercise of options                              86                                                86

Retirement of Bryan treasury stock          (934)      (1)       (15)                                              (16)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998             2,719,614   $2,720    $13,076     $8,438     ($275)           $516      $24,475
----------------------------------------------------------------------------------------------------------------------
Comprehensive income:
Net income                                                                3,533                                  3,533
Other comprehensive income:
Change in unrealized losses on
  securities available for sale,
  net of tax                                                                                       (1,560)      (1,560)
                                                                                                                 -----
Cash dividends - $.46 per share                                          (1,244)                                (1,244)

Exercise of options                                              (38)                 272                          234

Purchase of treasury stock                                                           (207)                        (207)
----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999             2,719,614   $2,720    $13,038    $10,727     ($210)        ($1,044)     $25,231
----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

($ in thousands)                                 For the Year Ended December 31,
--------------------------------------------------------------------------------
Operating Activities                                   1999      1998     1997
--------------------------------------------------------------------------------
Net income                                          $ 3,533    $ 2,626   $ 2,911
 Adjustments to reconcile net income to cash
  Provided by operating activities:
   Provision for loan losses                            545       435       480
   Depreciation and amortization                        584       471       392
   Gain on sale of land                                 -         (57)      -
   Gains on sales of securities                         (13)       (3)       (4)
   Amortization of investment securities discount-net    91       326       428
   Increase in other assets                            (245)     (715)     (160)
   Increase  in other liabilities                        81       450        75
--------------------------------------------------------------------------------
     Net cash provided by operating activities        4,576     3,533     4,122
--------------------------------------------------------------------------------
Investing Activities
  Purchases of investment securities                (15,834)  (36,419)  (14,948)
  Proceeds from sale of investment securities         1,008     2,002     1,810
  Proceeds from maturities of investment securities  16,765    14,192     8,579
  Net increase in loans made to customers           (35,130)  (16,815)  (23,410)
  Capital expenditures                                 (435)   (1,172)     (992)
  Proceeds from sale of land                            -         356       -
-------------------------------------------------------------------------------
     Net cash used in investing activities          (33,626)  (37,856)  (28,961)
--------------------------------------------------------------------------------
Financing Activities
  Net increase in demand, savings and money market
    accounts                                          2,978    22,868    17,269
  Net (decrease) increase in certificates of deposit (1,088)    9,060     9,170
  Net increase in securities sold under agreements
    to repurchase                                     2,888       382       954
  Net increase (decrease) in federal funds purchased    368      (551)      523
  Net increase in FHLB advances                      13,798     2,860     1,210
  Purchase of treasury stock                           (207)      -        (150)
  Dividend payments                                  (1,244)   (1,281)     (668)
  Exercise of options                                   234       335        63
--------------------------------------------------------------------------------
     Net cash provided by financing activities       17,727    33,673    28,371
--------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents    (11,323)     (650)    3,532
Cash and cash equivalents at beginning of year       27,533    28,183    24,651
--------------------------------------------------------------------------------

Cash and cash equivalents at end of year            $16,210   $27,533   $28,183
================================================================================

--------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information
 Cash paid during the year for:
   Interest on deposits and other borrowings        $ 8,736   $ 8,622   $ 7,296
   Income taxes                                       1,665     1,703     1,644
   Noncash investing activity:
   Change in unrealized gain (loss) on investment
     securities available for sale, net of income    (1,560)      398       148
     taxes

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
($ in thousands, except share data)
--------------------------------------------------------------------------------
Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Operations - The Savannah Bancorp, Inc. ("the Company") was incorporated in Georgia on October 5, 1989, for the purpose of becoming a bank holding company for The Savannah Bank, N.A. ("Savannah Bank"). The Company is a two-bank holding company that offers a full range of lending, deposit, residential mortgage origination and fiduciary trust products. The primary service area of the Company is the city of Savannah, Georgia, surrounding Chatham County, Richmond Hill, Georgia (20 miles south of downtown Savannah) and Bryan County.

Merger - The Savannah Bancorp, Inc. merged with Bryan Bancorp of Georgia, Inc., a bank holding company for Bryan Bank & Trust ("Bryan Bank") in Richmond Hill, Georgia on December 15, 1998. The merger was accounted for as a pooling-of-interests transaction and consequently, the financial position and results of operations and cash flows of the respective companies are restated as though the companies were combined for all historical periods.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company, Savannah Bank and Bryan Bank. All material intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the previous years have been reclassified to conform to the current year's presentation.

Use of Estimates - The preparation of these financial statements in conformity with generally accepted accounting principles requires the use of certain estimates by management. These estimates include primarily the estimation of the allowance for loan losses. Actual results could differ from these estimates.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest-bearing deposits with other banks.

Investment Securities Available for Sale --Management has classified the entire investment security portfolio as available for sale. Securities available for sale are carried at estimated fair value with unrealized gains and losses, net of deferred income taxes, recorded as a separate component of shareholders' equity.

Loans and Loan Fees - Loans are stated at principal amounts outstanding reduced by an allowance for loan losses. Interest income on loans is recognized to reflect a constant rate of return on net funds outstanding. Accrual of interest income is discontinued when management believes the collection of interest or principal is doubtful. Accrued interest is reversed and charged against current income when management believes, after considering economic and business conditions and collection efforts, that the ultimate collection of interest accrued in the current year is doubtful. Interest accrued in prior years is charged against the allowance for loan losses when collection is doubtful.

Generally, the Company recognizes loan fees to the extent costs are incurred in the origination of the loans. For certain loans, fees in excess of origination costs are deferred and amortized over the life of the loan. The methodology applied by the Company does not differ materially from generally accepted accounting principles.

Non-Performing and Impaired Loans - The accrual of interest is generally discontinued on all loans, except consumer loans, that become 90 days past due as to principal or interest unless collection of both principal and interest is assured by way of collateralization, guarantees or other security. Generally loans past due 180 days or more are placed on nonaccrual status regardless of collateral. A loan is also considered impaired if its terms are modified in a troubled debt restructuring or if it is in a nonaccruing status. For accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement.

Allowance for Loan Losses - The allowance for loan losses is based on estimates and maintained at a level considered adequate to provide for potential loan losses. The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio under current economic conditions, underlying collateral value securing loans and such other factors that deserve recognition in estimating loan losses. Actual future losses may be different from estimates due to unforeseen events. Loans that are determined to be uncollectible are charged against the allowance.

Premises and Equipment - Building, furniture, banking equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives or estimated lease terms including expected lease renewals, ranging from three to fifty years, of the respective assets for financial reporting purposes and using an accelerated method for income tax purposes. Additions and major improvements are capitalized, while routine maintenance and repairs and gain or loss on dispositions are recognized currently.

Mortgage Origination Fees - The Company originates mortgage loans on behalf of third parties. Such loans are originated pursuant to commitments from third parties to acquire the loans that are in place prior to extension of a commitment to make the loan. In connection therewith, the Company generally charges certain origination fees to borrowers and may be paid amounts by purchasers that exceed the Company's basis in the loan (for example, a servicing release premium). Net cash gains from those activities are reported as mortgage origination fees in the accompanying consolidated statements of income when the loans are closed.

Income Taxes - Deferred tax assets and liabilities arise from temporary differences in the recognition of revenues and expenses for income tax and financial reporting purposes. They are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share - Basic earnings per share are calculated based on weighted-average number of shares of common stock outstanding. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and common stock equivalents, consisting of outstanding stock options. Common stock equivalents are determined using the treasury method for diluted shares outstanding adjusted for the stock splits and stock dividend, referred to above. The weighted average common shares outstanding used in the computation of basic earnings per share were 2,704,000, 2,661,000, and 2,640,000 in 1999, 1998 and 1997, respectively. The weighted average common and common equivalent diluted shares outstanding used in the computation of diluted earnings per share were 2,770,000, 2,760,000, and 2,757,000 in 1999, 1998 and
1997, respectively. The difference between diluted and basic shares outstanding are common stock equivalents from stock options outstanding in the years ended December 31, 1999, 1998 and 1997.

Reporting Comprehensive Income - In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting the components of comprehensive income and requires that certain transactions and other economic events that bypass the income statement be included in a financial statement that is displayed with the same prominence as the other financial statements. The Company's comprehensive income consists of net income and changes in unrealized gains and (losses) on securities available-for-sale, net of income taxes. The Company adopted the provisions of this statement in 1998 by reporting comprehensive income in the consolidated statement of shareholders' equity. These disclosure requirements had no impact on financial position or results of operations.

Disclosures About Segments of an Enterprise and Related Information - In June, 1997, FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The provisions of this statement require disclosure of financial and descriptive information about an enterprise's operating segments in annual and interim financial reports issued to shareholders. The statement defines an operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense, whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available. The Company presently operates as two commercial banks offering traditional banking services. Certain departmental revenues, asset and liability volumes are used by executive management for performance and resource allocation purposes, however, sufficient discrete financial information is not available for presentation of segmented line of business financial information to shareholders. These disclosure requirements had no impact on the Company's financial position or results of operations.

Accounting for Derivative Instruments and Hedging Activities - In June, 1998 the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet along with various other related accounting treatments. The provisions of this statement become effective for quarterly and annual reporting periods beginning after June 15, 2000. The Company presently has no derivative or hedging instruments applicable to the provisions of this statement and therefore it has no impact on financial position or results of operations.

Note 2 - Business Combinations

On December 15, 1998, the Company merged with Bryan Bancorp, headquartered in Richmond Hill, Georgia. Each outstanding share of the Bryan Bancorp's common stock was converted into and exchanged for 1.85 shares of the Company's common stock, resulting in the issuance of approximately 937,000 shares. The acquisition was accounted for as a pooling-of-interests, and accordingly, all historical financial information for the Company has been restated to include Bryan Bancorp's historical information for all periods presented herein. Intercompany transactions prior to the merger have been eliminated, and certain reclassifications were made to Bryan Bancorp's financial statements to conform to the Company's presentations. No material adjustments were recorded to conform Bryan Bancorp's accounting policies. In connection with the merger, the Corporation recorded net nonrecurring charges of $555 for direct and other merger-related items. The net after-tax charges include $544 for legal, accounting, investment advisor and printing charges. Other nonrecurring items include a $75 deductible expense for a data processing contract buyout and a $57 taxable gain on sale of land.

The following table shows the revenues and net income for the individual and combined companies prior to the merger for the periods presented. Merger expenses have been excluded for comparative purposes.

                                        For the 11.5 Months     For the Year
                                         Ended December 15,   Ended December 31,
                                               1998                 1997
                                        -------------------   ------------------
Total revenues (net interest income &
other income)
      Savannah Bancorp                     $ 7,787               $ 7,001
      Bryan Bancorp                          4,391                 3,996
                                           -------               -------
      Combined                             $12,178               $10,997
                                           =======               =======
Net income

         Savannah Bancorp                  $ 1,865               $ 1,753
         Bryan Bancorp                       1,268                 1,158
                                           -------               -------
         Combined                          $ 3,133               $ 2,911
                                           =======               =======

Note 3 - Cash and Demand Balances Due from Banks

The Companies subsidiary banks are required by the Federal Reserve Bank to maintain minimum cash reserves based on reserve requirements calculated on their deposit balances. Cash reserves of $3,759 and $3,320 were required as of December 31, 1999 and 1998, respectively.

Note 4 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 1999 and 1998 were as follows:

                                                      1999
                                 -----------------------------------------------
                                  Amortized  Unrealized   Unrealized    Fair
                                    Cost       Gains        Losses      Value
                                 ----------  ----------   ----------  ---------
Investment securities:
   U. S. Treasury securities       $ 4,009         $ -        $ (24)    $ 3,985
   U. S. Government agencies        42,965           -       (1,561)     41,404
   Mortgage-backed securities        1,360           -          (21)      1,339
   State and municipal               9,407          40          (71)      9,376
   Other taxable securities          2,104           -          (45)      2,059
                                 ----------  ----------   ----------  ---------
                                   $59,845         $40     $ (1,722)    $58,163
                                 ==========  ==========   ==========  =========


                                                       1998
                                 -----------------------------------------------
                                  Amortized  Unrealized   Unrealized    Fair
                                    Cost       Gains        Losses      Value
                                 ----------  ----------   ----------  ---------
Investment securities:
   U. S. Treasury securities       $ 7,066       $  85         $  -      $7,151
   U. S. Government agencies        41,508         393            -      41,901
   Mortgage-backed securities        3,380           -           (6)      3,374
   State and municipal               8,520         351            -       8,871
   Other taxable securities          1,390          16            -       1,406
                                 ----------  ----------   ----------   --------
                                   $61,864        $845         $ (6)    $62,703
                                 ==========  ==========   ==========   ========

Proceeds from the sale or call of investment securities were $1,008, $2,002 and $1,810 in 1999, 1998 and 1997, respectively. There was a gain of $13, $3 and $4 in 1999, 1998 and 1997, respectively.

The distribution of securities by maturity at December 31, 1999 is shown below.

                                                     Amortized
                                                        Cost       Fair Value
Securities available for sale:                       ---------     ----------
    Due in one year or less                            $ 4,276        $ 4,260
    Due after one year through five years               40,906         39,747
    Due after five years through ten years              12,259         11,791
    Due after ten years                                  2,404          2,365
                                                     ---------      ---------
Total investment securities                            $59,845        $58,163
                                                     =========      =========

At December 31, 1999 and 1998, investment securities with a carrying value of $42,411 and $26,719 respectively, were pledged as collateral to secure public funds and securities sold under repurchase agreements.

Note 5 - Loans

The composition of the loan portfolio at December 31, 1999 and 1998 is presented below.

                                                      Percent           Percent
                                              1999    of Total   1998   of Total
                                            --------  -------- -------- --------
 Commercial                                 $ 32,299     15.7% $ 26,178    15.4%
 Real estate - construction and development   24,018     11.7    19,861    11.6
 Real estate -  mortgage                     132,085     64.1   107,330    62.8
 Installment and other consumer               17,512      8.5    17,489    10.2
                                            --------  -------- -------- --------
 Total Loans                                $205,914    100.0% $170,858   100.0%
                                            ========  ======== ======== ========

At December 31, 1999 and 1998, there were $342 and $233 in non-performing assets. At December 31, 1999 and 1998, nonaccruing loans were $229 and $233, respectively.

Changes in the allowance for loan losses are summarized as follows:

                                                  1999       1998       1997
                                                 ------     ------     ------
     Balance at the beginning of the year        $2,323     $2,063     $1,695
     Provision for loan losses                      545        435        480
     Charge-offs                                   (168)      (258)      (194)
     Recoveries                                      94         83         82
                                                 ------     ------     ------
     Balance at the end of the year              $2,794     $2,323     $2,063
                                                 ======     ======     ======

The Bank has granted loans to certain directors of the Bank and to their associates. The aggregate amounts of loans were $8,755 and $7,360 at December 31, 1999 and 1998, respectively. During 1999, $8,898 of new loans was made, and repayments totaled $7,503. Unused lines of credit available to related parties aggregated $2,249 and $1,004 at December 31, 1999 and 1998, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

Note 6 - Premises and Equipment

Bank premises and equipment at December 31, 1999 and 1998, are summarized as follows:

                                        Depreciable Lives      1999      1998
                                        -----------------     ------    ------
     Land                                       -             $  439     $ 429
     Buildings                               39 - 50           2,289     2,284
     Furniture and banking equipment          5 - 15           3,009     2,902
     Leasehold improvements                  10 - 39           1,316     1,110
                                                              ------    ------
                                                               7,053     6,725
     Less accumulated depreciation and
       amortization                                            2,375     1,898
                                                              ------    ------
     Premises and equipment, net                              $4,678    $4,827
                                                              ======    ======

Note 7 - Deposits

Total time deposits maturing in one to five years are as follow: 2000 - $82,830; 2001 - $10,642; 2002 - $3,182; 2003 - $3,696; and 2004 and thereafter - $1,017.

The following table indicates the amount of the Bank's time certificates of deposit of $100,000 or more at December 31, 1999 by time remaining until maturity.

            Maturity Period                             Amount
            ---------------                             -------
          Three months or less                          $ 9,747
          Over three through six months                   9,486
          Over six through twelve months                 14,293
          Over twelve months                              5,363
                                                        -------
                 Total                                  $38,889
                                                        =======

Note 8 - Federal Home Loan Bank  Advances

Short-term Advances - Short-term advances from the Federal Home Loan Bank of Atlanta ("FHLB") totaled $14.0 million at December 31, 1999. The average interest rate was 5.74% for the year ended 1999. The maximum amount outstanding at the end of any month was $14,000 and $0 during 1999 and 1998, respectively.

Long -term Advances - Long-term advances from the FHLB with maturities from 2000 to 2009 totaled $4,248 and $4,450 at December 31, 1999 and 1998, respectively. The weighted-average interest rates on the long -term advances were 6.00% and 5.99% at December 31, 1999 and 1998. Aggregate maturities are $205 in 2000, $208 in 2001, $211 in 2002, $215 in 2003, $1,219 in 2004 and $2,190 thereafter.
Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity. The advances are secured by a blanket floating lien agreement which provides a security interest in all unencumbered first mortgage residential loans and by stock in the FHLB. The long-term FHLB advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - The Savannah Bank and Bryan Bank are shareholders of the Federal Home Loan Bank of Atlanta ("FHLB") and have access to secured borrowings from the FHLB. Both subsidiary banks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the banks have credit lines up to 75 percent of the book value of its 1-4 family first mortgage loans, or approximately $18 million as of December 31, 1999. In addition, the banks had approximately $19.5 million par value of investment securities pledged as collateral at the FHLB. In aggregate, the Company had secured borrowing capacity of approximately $36 million of which $18.2 million was advanced at December 31, 1999. These credit arrangements serve as a core funding source as well as liquidity backup for the banks. Additional advances are subject to review and approval by FHLB for the purpose and reasons for the advances. The Savannah Bank, N.A. and Bryan Bank & Trust have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements.

Note 9 - Short-Term Borrowings

As of December 31, 1999 and 1998, Savannah Bank and Bryan Bank had short-term borrowings totaling $6,467 and $3,211, respectively. The average interest rates were 4.72 percent and 5.21 percent for the years ended 1999 and 1998. Short-term borrowings at December 31, 1999 and 1998 consist of securities sold under agreement to repurchase and federal funds purchased. The maximum amount outstanding at the end of any month was $12,887 and $5,121 during 1999 and 1998, respectively. At December 31, 1999 federal funds borrowing arrangements aggregating $20 million were available to the Savannah Bank and Bryan Bank from correspondent banking institutions. There are no commitment fees, and compensating balances are not required. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks. Savannah Bank is a member and shareholder of the Federal Reserve Bank of Atlanta and has access to borrowings at the Federal Reserve Bank discount window.

Note 10 - Income Taxes

The provision for income taxes is composed of the following for each of the years ended December 31:

                                                1999       1998       1997
                                               ------     ------     ------
      Current federal                          $1,691     $1,541     $1,425
      Current state                                94        155        160
                                               ------     ------     ------
         Total current                          1,785      1,696      1,585
                                               ------     ------     ------
      Deferred federal                           (101)       (53)       (60)
      Deferred state                              (11)        (7)       (13)
                                               ------     ------     ------
         Total deferred                          (112)       (60)       (73)
                                               ------     ------     ------
      Provision for income taxes               $1,673     $1,636     $1,512
                                               ======     ======     ======

A deferred tax asset of $640 at December 31, 1999 and a deferred tax liability of $260 in 1998 has been recognized for the tax effect of the change in the valuation account for unrealized gains and losses on available for sale securities which are recorded net of tax in the equity section in accordance with SFAS No. 115.

A reconciliation between the amount computed by applying the U.S. federal tax rate of 34% to income before income taxes is as follows:

                                                1999       1998       1997
                                               ------     ------     ------
      Tax provision at 34%                     $1,770     $1,449     $1,504
      State tax,  net of federal tax benefit       63        103        108
      Tax-exempt interest, net                   (133)      (113)      (114)
      Nondeductible merger expenses                -         185         -
      Other                                       (27)        12         14
                                               ------     ------     ------
      Provision for income taxes               $1,673     $1,636     $1,512
                                               ======     ======     ======

Deferred income tax assets and liabilities are comprised of the following at December 31, 1999 and 1998:
                                                     1999         1998
       Deferred tax assets:                         ------       ------
         Allowance for loan losses                   $ 955        $ 784
         Unrealized losses on securities               640           -
         Other                                          27           50
                                                    ------       ------
           Total deferred tax assets                 1,622          834
                                                    ------       ------

        Deferred tax liabilities:
          Unrealized gains on securities                -           260
          Depreciation                                 323          282
          Other                                         10           -
                                                    ------       ------
            Total deferred tax liabilities             333          542
                                                    ------       ------
          Net deferred tax assets                   $1,289        $ 292
                                                    ======       ======

Note 11 - Stock Option Plan and Benefit Plans

In 1990, the Company granted options to the organizers permitting each organizer to purchase up to 4,125 shares of Common Stock (74,250 shares in the aggregate) at an option price of $6.06 per share. They may be exercised after the third year and before the end of the tenth year following the date the options were granted (April 10, 1990). In the event that the Company is required to raise additional capital for the Bank, the options must be either forfeited or exercised immediately for a price per share equal to the lesser of $6.06 or the then book value per share of the Common Stock. Bryan Bancorp of Georgia, Inc. granted two officers a total of 9,250 non-qualified options per year from 1990 to 1994 at exercise prices between $5.14 and $6.35. The unexercised options were all converted at the exchange ratio and assumed by the Company as a part of the merger agreement.

The Company also has an Incentive Stock Option Plan that provides for the granting of incentive stock options (ISOs) to certain key officers for the purchase of shares at the fair market value of the stock at the date of the grant. There are 2,500 remaining ISOs authorized under this plan at December 31, 1999. Under this plan in April 1995, 44,550 ISOs were granted with an exercise price of $7.50 for a period of ten years commencing April 18, 1995. In January 1996, another 44,550 ISOs were granted under this plan with an exercise price of $13.33 for a period of ten years commencing January 2, 1996. In April 1996, 9,000 additional ISOs were granted to other key officers at an exercise price of $13.33 per share. The April 1996 ISOs vest over five years and are exercisable over ten years. In January, July and August 1997, 9,250 (assumed in merger), 9,000 and 3,000 ISOs were granted to key officers at an exercise price of $10.27, $21.50 and $21.63 per share, respectively. The 1997 ISOs vest over five years and are exercisable over ten years. In February 1998, 4,625 ISOs (assumed in merger) were granted at an exercise price of $25.50 per share and 10,000 ISOs were granted upon consummation of the merger at an exercise price of $25.63 per share. The 1998 ISOs vest over five years and are exercisable over ten years. In May, 1999, 4000 ISO's were granted at an exercise price of $23.94 and vest over five year and are exerciseable over ten years.

                                      1999                1998                 1997
                                -----------------   ------------------   ------------------
                                         Weighted            Weighted             Weighted
                                         Average             Average              Average
                                         Exercise            Exercise             Exercise
                                 Shares   Price      Shares   Price       Shares    Price
                                -------  --------   --------  --------   -------  ---------
Outstanding at the beginning
   of year                      190,800    $11.08    219,575    $ 9.11   218,600    $ 8.05
Granted                           4,000     23.94     14,625     21.53    21,250     16.33
Exercised                       (38,775)     6.10    (43,400)     6.06   (20,275)     5.56
                                -------              -------             -------
Outstanding at end of year      156,025     12.65    190,800     11.08   219,575      9.11
                                -------              -------             -------
Exercisable at end of year      129,525     10.62    161,175      9.07   191,125      8.12
                                =======              =======             =======


During 1999, 1998 and 1997, the weighted average fair value of options granted was $7.05, $10.46 and $11.60 per option, respectively.

The Company has chosen to continue to account for its options under the provisions of Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" and thus has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the options granted in 1999, 1998 and 1997 been determined based on fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of SFAS No. 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts as shown in the following table:

                                                 1999      1998     1997
                                                ------    ------   ------

       Net Income - as reported                 $3,533    $2,626   $2,911
       Net Income - pro forma                   $3,435    $2,552   $2,858


       Net Income per share - basic -
         as reported                             $1.31     $0.99    $1.10
       Net Income per share - pro forma          $1.27     $0.96    $1.08


       Net Income per share - diluted -
         as reported                             $1.28     $0.95    $1.08
       Net Income per share - diluted -
         pro forma                               $1.24     $0.92    $1.04

The assumptions regarding the stock options issued to executives in 1999, 1998 and 1997 are that the options shares vest equally between 2000-2004, 1999-2003 and 1998-2002, respectively. The assumptions regarding the stock options issued to executives in 1996 are that 100% of such options vested on grant date, except for the 9,000 granted in April, 1996 shares which vest equally between 1997-2001. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions. In 1999: dividend yield of 2.3%; expected volatility of 0.19%; risk free interest rate of 5.00% and expected life of options of 8 years. In 1998: dividend yield of 1.4%; expected volatility of 0.19%; risk-free interest rate of 5.50% and expected life of options of 8 years. In 1997: dividend yield of .64%; expected volatility of 0.19%; risk free interest rate of 6.37% and expected life of options of 8 years.

The Company sponsors a 401(k) employee savings and profit-sharing plan in which substantially all full-time employees are eligible to participate. This plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $177 and $137 for the years ended December 31, 1999 and 1998, respectively.

Note 12 - Capital Ratios and Dividend Restrictions

The subsidiary banks' primary regulators have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation (FDIC) has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the Bank's financial statements. Management believes as of December 31, 1999, that the Company and the Banks meet all capital adequacy requirements to which they are subject. The following table shows these capital ratios for the Company, the regulatory minimum and the well-capitalized capital ratios at December 31, 1999 and 1998:

Capital Ratios                           1999      1998
--------------                         --------  ---------
Qualifying Capital
------------------
Tier 1 capital                         $ 26,275   $ 23,956
Total capital                            28,955     26,225

Average assets for the year             273,935    245,014
Adjusted risk-weighted assets           216,170    182,559
                                                                        Well-
                                         1999      1998     Minimum  Capitalized
                                       --------  ---------  -------  -----------
Leverage Ratios
---------------
Tier 1 capital to average assets          9.59%      9.78%     4.0%      5.0%
Risk-based Ratios
-----------------
Tier 1 capital to risk-weighted assets   12.15%     13.12%     4.0%      6.0%
Total capital to risk-weighted assets    13.39%     14.36%     8.0%     10.0%


The most recent notification from the subsidiary banks' primary regulators was December 31, 1999 and it categorized the Savannah Bank and Bryan Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, a Bank must maintain minimum total risk based, Tier 1 risk-based, Tier 1 leverage ratios of 10.0%, 6.0% and 5.0%, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

Bank regulators restrict the amount of dividends that banks may pay without obtaining prior approval. At December 31, 1999, $2,540 in retained earnings of the Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Bank. The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.

Note 13 - Leases and Commitments

Future minimum payments under noncancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2000
- $359; 2001 - $358; 2002 - $295; 2003 - $268; 2004 - $171 and $299 thereafter.
The land and office space leases contain customary escalation clauses. Additionally, the Bank has entered into a non-cancelable data processing servicing agreement which provides for minimum payments as follows: 2000 - $124; 2001 - $127; 2002 - $66. The agreement includes a termination clause where the Company can buyout the remainder of the contract for 60% of the current monthly contract times the remaining months.

The net rental expense for all office space operating leases amounted to $370 in 1999, $272 in 1998, and $210 in 1997. The leases on the office space have five or ten-year renewal options and require increased rentals under cost of living escalation clauses.

Note 14  - Other Operating Expenses

The components of other operating expenses for the years ended December 31, 1999, 1998 and 1997 were as follows:
                                                1999       1998       1997
                                               ------     ------     ------
      Outside data processing                   $ 809      $ 535      $ 430
      Professional and directors fees             268        253        221
      Postage and courier                         211        197        181
      Regulatory exams and audit fees             188        171        163
      Stationery and supplies                     167        197        172
      Advertising and sales promotion             163        243        205
      Taxes and licenses                          125        111        104
      Telephone                                   108        101         75
      Correspondent bank charges                   97         55         37
      Loan costs                                   69         70         40
      Dues and subscriptions                       59         54         49
      Insurance                                    38         39         45
      Other expense                               380        197        121
                                               ------     ------     ------
         Total other operating expenses        $2,682     $2,223     $1,843
                                               ======     ======     ======


Note 15 - Financial Instruments with Off-Balance Sheet Risk

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 1999 unfunded commitments to extend credit were $47,146. None of these commitments to extend credit exceeded one year in duration. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the borrower. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. At December 31, 1999 and 1998, commitments under letters of credit aggregated approximately $1,861 and $1,129, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

The Company is not a party to any off-balance sheet derivative financial instruments.

Note 16 - Fair Value of Financial Instruments

For the Company, as with most financial institutions, the majority of its assets and liabilities are considered financial instruments. Many of the financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimations and present value calculations are used for the purpose of this disclosure. Such estimations involve judgements as to economic conditions, risk characteristics and future expected loss experience of various financial instruments and other factors that cannot be determined with precision.

Cash and due from banks, federal funds sold, variable rate loans, all deposits except time deposits with remaining maturities over six months and other borrowings have carrying amounts which approximate fair value primarily because of the short repricing opportunities of these instruments.

Following is a description of the methods and assumptions used by the Company to estimate the fair value of its financial instruments:

Investment Securities: Fair value is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: The fair value for various types of fixed rate loans is estimated by discounting the expected future cash flows using the Bank's current interest rates at which loans would be made to borrowers with similar credit risk. As the discount rates are based on current loan rates, as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale. The estimated fair value of the Bank's off-balance-sheet commitments is nominal since the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics and since the estimated credit risk associated with such commitments is not significant.

Deposit liabilities: The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:


                                       December 31, 1999     December 31, 1998
                                      --------------------  -------------------
                                                Estimated            Estimated
                                      Carrying     Fair     Carrying     Fair
                                        Value     Value      Value      Value
Financial assets:                     --------   --------   --------   --------
  Cash and federal funds sold         $ 16,210   $ 16,210   $ 27,533   $ 27,533
  Securities available for sale         58,163     58,163     62,703     62,703
  Loans                                205,914    204,175    170,858    171,571

Financial liabilities:
  Deposits                             234,262   $234,170   $232,372   $233,200
  Securities sold under repurchase
   agreements                            5,562      5,562      2,674      2,674
  Federal funds purchased                  905        905        537        537
  Federal Home Loan Bank advances       18,248     18,147      4,450      4,444

Note 17 - The Savannah Bancorp, Inc.(Parent Company Only) Financial Information

The following is a condensed statement of
condition of the Parent Company at                            The cash flows of the Parent Company are shown below for the three
December 31, 1999 and 1998:                                   years ended December 31:

Assets                        1999      1998                                                          1999      1998       1997
                            -------   -------                                                        -------   -------   -------
Cash on deposit             $   203   $    77                    Operating Activities
Investment securities           101        -                     Net income                           $3,533    $2,626    $2,911
Investment in subsidiaries   24,446    24,602                    Adjustments to reconcile net
Other assets                    704       108                     income to cash used for operations:
                            -------   -------                      Equity in undistributed
  Total assets              $25,454   $24,787                        net income of subsidiaries       (1,380)   (2,266)   (2,133)
                            =======   =======                      Gain on sale of assets                -         (57)      -
Liabilities                                                        Increase in other assets             (581)      (45)      -
Other liabilities           $   223   $   312                      (Decrease) increase in
                            -------   -------                         accrued expenses                   (89)      256        (3)
   Total liabilities            223       312                                                        -------   -------   -------
                            -------   -------                       Net cash provided by
Shareholders' Equity                                                  operating activities             1,483       514       775
Common stock                  2,720     2,720                                                        -------   -------   -------
Capital surplus              13,038    13,076                    Investing Activities
Treasury stock                 (210)     (275)                   Purchase of investment securities      (140)       -        -
Accumulated other            (1,044)      516                    Proceeds from sale of land              -         356       -
Retained earnings            10,727     8,438                                                        -------   -------   -------
                            -------   -------                       Net cash provided by
    Total liabilities and                                             investing activities              (140)      356       -
    Shareholders' equity    $25,454   $24,787                                                        -------   -------   -------
                            =======   =======
                                                                 Financing Activities
The operating results of the Parent Company are shown below      Exercise of options                     234       336       (87)
for the three years ended December 31:                           Purchase of treasury stock             (207)      -         -
                                                                 Dividends paid                       (1,244)   (1,281)     (668)
                                   1999     1998     1997                                            -------   -------   -------
                                 -------  -------  -------          Net cash used in
                                                                      financing activities            (1,217)     (945)     (755)
                                                                                                     -------   -------   -------
Dividend income                   $2,295   $1,000     $840       Increase (decrease) in cash
Interest income                        3        4        3          and cash equivalents                 126       (75)       20
                                 -------  -------  -------
Net interest & dividend income     2,298    1,004      843       Cash at January 1                        77       152       132
                                 -------  -------  -------                                           -------   -------   -------
Gain on sale of property             -         57      -         Cash at December 31                  $  203    $   77    $  152
                                 -------  -------  -------                                           =======   =======   =======
Total expenses                       230      758       99
                                 -------  -------  -------       No interest or income taxes were paid by the parent company
Income before income                                             in any of the three years presented.
  taxes and equity in
  undistributed net income                                       The Parent Company financial statements include the following
  of subsidiaries                  1,868      303      744       intercompany items: interest-bearing deposits on the balance
Credit for income taxes               85       57       34       sheet; dividend income, interest income and $14 of fees paid
                                 -------  -------  -------       each year to the Bank in other expenses on the income statements.
Income before equity in
   undistributed net income
   of subsidiaries                 1,953      360      778
Equity in undistributed net
   income of subsidiaries          1,380    2,266    2,133
                                 -------  -------  -------
Net income                        $3,533   $2,626   $2,911
                                 =======  =======  =======

Management's Discussion and Analysis of Financial Condition and Results of Operations
($ in thousands, except share data)
-----------------------------------

For a comprehensive presentation of the Company's financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements. All dollar amounts, except per share amounts, are in thousands.

Table 1 - Selected Financial Condition Highlights - Five-Year Comparison


                                          1999       1998       1997       1996       1995
                                        --------  --------   --------   --------   --------
 Selected Average Balances
 Total assets                           $273,935  $245,014   $205,032   $179,806   $151,577
 Loans - net of unearned income          186,997   160,262    139,772    120,232    104,180
 Securities                               59,997    52,448     40,556     37,801     29,328
 Other interest-earning assets            10,677    18,509     12,795     10,048      8,272
 Total interest-earning assets           257,671   231,219    193,123    168,081    141,780
 Interest-bearing deposits               191,818   181,976    151,478    132,870    111,547
 Short-term borrowed funds                18,484     7,683      4,241      1,748      2,417
 Total interest-bearing liabilities      210,302   189,659    155,719    134,618    113,964
 Noninterest-bearing deposits             36,724    30,137     26,550     24,416     19,761
 Total deposits                          228,542   212,113    178,028    157,286    131,308
 Loan to deposit ratio - average             82%       76%        79%        76%        79%
 Shareholders' equity                     24,941    23,445     21,040     19,020     17,448

 Credit Quality Data
 Nonperforming assets                   $    342  $    233    $   497   $     82   $     39
 Nonperforming loans                         297       233        497         82         39
 Net loan losses (recoveries)                 74       175        111         79         20
 Allowance for loan losses                 2,794     2,323      2,063      1,695      1,489
 Nonperforming assets to total loans       0.17%     0.14%      0.32%      0.06%      0.03%
 Net loan losses (recoveries) to
    average loans                          0.04%     0.11%      0.08%      0.07%      0.02%
 Allowance for loan losses
     to total loans                        1.36%     1.36%      1.34%      1.29%      1.32%
 Allowance for loan losses / net
     loan losses                              38        13         19         21         74


 Selected Financial Data at Period-End
 Total assets                           $286,098  $266,380   $229,172   $197,665   $166,885
 Interest-earning assets                 268,737   242,669    209,920    177,618    156,089
 Loans - net of unearned income          205,914   170,858    154,218    130,909    112,706
 Deposits                                234,262   232,372    200,444    174,005    143,044
 Loan to deposit ratio                       88%       74%        77%        75%        79%
 Interest-bearing liabilities            218,827   200,680    171,833    144,851    123,149
 Shareholders' equity                     25,231    24,475     22,397     20,056     18,537
 Shareholders' equity to total assets      8.82%     9.19%      9.77%     10.15%     11.11%
 Dividend payout ratio                    35.21%    48.78%     22.91%     19.22%     19.99%
 Risk-based capital ratios:
    Tier I capital to risk-based assets   12.15%    13.12%     14.20%     15.72%     16.04%
    Total capital to risk-based assets    13.39%    14.36%     15.44%     16.90%     17.24%
 Per share:
   Book value                           $   9.31  $   9.12   $   8.48   $   7.61   $   6.98
   Common stock closing price (Nasdaq)  $  19.70  $  26.00   $  23.38   $  16.33   $  13.33
 Common shares outstanding (000s)          2,709     2,683      2,640      2,635      2,657

Table 2 - Selected Operating Highlights - Five-Year Comparison


                                          1999       1998       1997       1996       1995
                                        --------  --------   --------   --------   --------
Summary of Operations
Interest income - taxable equivalent    $ 20,990  $ 19,342   $ 16,803    $14,559    $12,802
Interest expense                           8,740     8,736      7,343      6,388      5,551
                                        --------  --------   --------   --------   --------
Net interest income - taxable equivalent  12,250    10,606      9,460      8,171      7,251
Taxable equivalent adjustment               (248)     (147)      (136)      (115)       (86)
                                        --------  --------   --------   --------   --------
 Net interest income                      12,002    10,459      9,324      8,056      7,165
 Provision for loan losses                   545       435        480        285        257
                                        --------  --------   --------   --------   --------
 Net interest income after provision
    for loan losses                       11,457    10,024      8,844      7,771      6,908
                                        --------  --------   --------   --------   --------
 Other operating revenue
    Trust fees                               192        60        -          -          -
    Service charges on deposit accounts    1,032       849        749        741        615
    Mortgage origination fees                601       933        479        211        176
    Other income (a)                         432       459        441        250        189
    Gains (losses) on sale of securities      13         3          4        -          (90)
                                        --------  --------   --------   --------   --------
 Total other income                        2,270     2,304      1,673      1,202        890
                                        --------  --------   --------   --------   --------
 Personnel expense                         4,578     4,214      3,405      2,722      2,285
 Occupancy and equipment expense           1,261     1,010        846        717        588
 Nonrecurring merger expenses (b)            -         619        -          -          -
 Other expense                             2,682     2,223      1,843      1,692      1,649
                                        --------  --------   --------   --------   --------
Total other expense                        8,521     8,066      6,094      5,131      4,522
                                        --------  --------   --------   --------   --------
Income before income taxes                 5,206     4,262      4,423      3,842      3,276
Provision for income taxes                 1,673     1,636      1,512      1,314      1,155
                                        --------  --------   --------   --------   --------
Net income                               $ 3,533    $2,626     $2,911     $2,528     $2,121
                                        ========  ========   ========   ========   ========

Net income per share:

   Basic                                 $  1.31    $  .99     $ 1.10      $ .96     $  .80
   Diluted                               $  1.28    $  .95     $ 1.06      $ .93     $  .78
Cash dividends paid per share  (d)        $  .46    $  .34     $  .14      $ .08     $  .07
Average basic shares outstanding           2,704     2,661      2,640      2,641      2,667
Average diluted shares outstanding         2,770     2,760      2,757      2,716      2,718

Performance Ratios (averages)
Net yield on interest-earning assets       4.75%     4.59%      4.90%      4.86%      5.11%
Return on assets                           1.29%     1.07%      1.42%      1.41%      1.40%
Return on equity                          14.17%    11.20%     13.84%     13.29%     12.16%
Overhead ratio                            59.76%    63.21%     55.44%     55.42%     55.52%

Excluding Nonrecurring Items (c)
 Operating net income                     $3,533    $3,181     $2,911     $2,528     $2,121
 Operating net income per diluted share   $ 1.28    $ 1.15     $ 1.06     $ 0.93     $ 0.78
 Return on assets                          1.29%     1.30%      1.42%      1.41%      1.40%
 Return on equity                         14.17%    13.57%     13.84%     13.29%     12.16%
 Overhead ratio                           59.76%    58.62%     55.44%     55.42%     55.52%

    (a) 1998 includes $57 first quarter Bryan gain on the sale of land purchased for a new Bryan office.
    (b) 1998 includes $75 non-recurring data processing buyout expens incurred in the fourth quarter.
    (c) Excludes the effects of after-tax merger expenses of $544 and after-tax non-recurring items described in (a) and (b) of $11 in net charges.
    (d) Cash dividends per common share are those of The Savannah Bancorp, Inc. (historical)

Liquidity and Interest Rate Sensitivity Management

The objectives of funds management include maintaining adequate liquidity and reasonable harmony between the repricing of sources and uses of funds or interest sensitive assets and liabilities. The goal of liquidity management is to ensure the availability of adequate funds to meet the loan demand and the deposit withdrawal needs of the Bank's customers. This is achieved through maintaining a combination of sufficient liquid assets, core deposit growth and unused capacity to purchase funds in the money markets.

During 1999, loans increased $35.1 million, or 21%, and deposits increased $1.9 million, or 1% resulting in an increase in the loan to deposit ratio from 74% at the beginning of the year to 88% at year-end. Loan growth was fueled by an excellent local economy. Time deposit growth slowed due to deposit pricing strategies in early 1999 that resulted in the runoff of certain higher rate time deposits. Lower core deposit growth resulted from an extremely competitive deposit market and less effective deposit marketing efforts than planned. Future core deposit growth will be accomplished through management attention focused on deposit growth, improved marketing strategies, deposit growth incentives and higher interest rates.

Both subsidiary banks have a Blanket Floating Lien Agreement with the Federal Home Loan Bank of Atlanta ("FHLB"). Under these agreements, the banks have credit lines up to 75 percent of the book value of their 1-4 family first mortgage loans, or approximately $18 million as of December 31, 1999. In addition, the banks had approximately $19.5 million par value of investment securities pledged as collateral at the FHLB. In aggregate, the Company had secured borrowing capacity of approximately $36 million of which $18.2 million was advanced at December 31, 1999. These credit arrangements serve as a core funding source as well as liquidity backup for the banks. The Savannah Bank, N.A. and Bryan Bank & Trust have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements. The subsidiary banks also have $20 million of federal funds borrowing lines available from correspondent banks.

A continuing objective of the Bank's asset liability management is to maintain a high level of variable rate assets, including variable rate loans and shorter-maturity investments, to balance increases in interest rate sensitive liabilities. Interest sensitivity management and its effects on the net interest margin require analyses and actions that take into consideration volumes repriced and the timing and magnitude of their change.

The Company's cash flow maturity and repricing gap at December 31, 1999, was a $17.9 million liability gap within one year, or 7 percent of total interest-earning assets (see Table 3). Fixed rate earning assets with maturities over five years totaled $24.6, or 9 percent of total interest-earning assets. The maturity and repricing gap between one and five years will adjust significantly each year through normal loan and deposit activity. Management uses interest rate risk models run on a quarterly basis to measure interest rate risk and reports the results of such models to the Credit/Asset Liability Committee of the Board of Directors. The models indicate that changes in net interest income resulting from interest rate increases or decreases are within acceptable tolerances.

Although the Company is liability sensitive within one year, it is asset sensitive in the 1-3 month range. The very short-term asset sensitivity position of the Company indicates that net interest income will be impacted positively when the prime rate and deposit rates increase. However, once rates stop increasing, time deposits that reprice within one year will cause a negative impact on net interest income.

The gap position after one year is of less concern because management has time to respond to changing financial conditions with actions that reduce the impact of the longer-term gap positions. However, fixed rate assets with maturities over five years may include significant rate risk in the event of significant market rate increases where the subsidiary banks have no opportunity to reprice the earning asset.

The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers. At December 31, 1999, the Company had unfunded commitments to extend credit of $47,146 and outstanding stand-by letters of credit of $1,861. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

Table 3 - Long-Term Maturity Gap and Repricing Data

The following is the long-term maturity and repricing data for the Company as of December 31, 1999:


            ($ in 000's)                One      Two      Three     Four      Five
Interest-bearing assets                Year     Years     Years     Years     Years    Beyond     Total
-----------------------              -------   -------   -------   -------   -------   -------   -------

Investment securities                  4,276     3,948     5,480    16,982    14,496    14,663    59,845
                                       6.16%     6.67%     6.22%     6.14%     6.13%     6.21%     6.18%
Interest-bearing deposits               314        -         -         -         -         -         314
                                       5.50%       -         -         -         -         -       5.50%
Federal funds sold                     2,892       -         -         -         -         -       2,892
                                       5.50%       -         -         -         -         -       5.50%
Loans - fixed rates                   50,236    25,065    30,420    10,044    10,645     5,427   131,837
                                       8.53%     8.84%     8.63%     8.32%     8.10%     8.44%     8.56%
Loans - variable rates                37,156    14,556    10,171     4,224     4,589     3,153    73,849
                                       9.22%     9.11%     9.22%     8.79%     8.84%     9.19%     9.15%
                                     -------   -------   -------   -------   -------   -------   -------

Total earning assets                  94,874    43,569    46,071    31,250    29,730    23,243   268,737
                                       8.58%     8.73%     8.47%     7.20%     7.25%     7.10%     8.16%

Interest bearing deposits:
NOW and savings                        5,240     5,240     5,240     5,240     5,239    26,200    52,399
                                       2.33%     2.33%     2.33%     2.33%     2.33%     2.33%     2.33%
Money market accts                     4,050     4,050     4,050     4,050     4,050    20,096    40,346
                                       4.07%     3.92%     3.92%     3.92%     3.92%     3.92%     3.93%
Time, $100 and over                   33,526     3,135     1,097       799       332       -      38,889
                                       5.29%     5.73%     5.84%     5.97%     5.29%       -       5.35%
Other Time                            49,303     7,507     2,084     2,898       686       -      62,478
                                       5.10%     5.41%     5.75%     5.89%     5.43%       -       5.20%
                                     -------   -------   -------   -------   -------   -------   -------
Total interest bearing
Deposits                              92,119    19,932    12,471    12,987    10,307    46,296   194,112
                                       4.97%     4.35%     3.73%     3.84%     3.26%     3.02%     4.19%
Funds Purchased                        6,467       -         -         -         -         -       6,467
                                       5.48%       -         -         -         -         -       5.48%
Federal Home Loan Bank Advances       14,205       208       211       215     1,219     2,190    18,248
                                       5.46%     6.00%     6.00%     6.00%     6.00%     6.00%     5.57%
                                     -------   -------   -------   -------   -------   -------   -------
Total interest bearing liabilities   112,791    20,140    12,682    13,202    11,526    48,486   218,827
                                       5.05%     4.37%     3.76%     3.88%     3.55%     3.17%     4.35%

GAP-Excess Assets                    (17,917)   23,429    33,389    18,048    18,204   (25,243)   49,910
                                     -------   -------   -------   -------   -------   -------   -------

GAP-Cumulative-12/31/99              (17,917)    5,512    38,901    56,949    75,153    49,910    49,910
                                     -------   --------  -------   -------   -------   -------   -------

(a) estimated cash flow runoff of 10% per year has been assumed.

Financial Condition and Capital Resources

The financial condition of the Company can be assessed by examining the changes and relationships in the sources and uses of funds as shown in the consolidated statements of cash flows. Good loan and core deposit growth resulted in an increase of $1,543, or 15 percent, in net interest income. The Company increased its investment in callable U.S. Government agency securities in 1999. In general, investments have expected maturities of less than five years. Tax-exempt bank qualified municipals total $9.4 million, or approximately 16 percent of the investment portfolio, and have weighted average maturities of approximately 5.4 years. At December 31, 1999, approximately 18.5 percent of equity capital, or $4,678, was invested in bank premises and equipment.

The Savannah Bank, N.A. has classified all investment securities as available for sale since January 1, 1994. Bryan Bank & Trust classified their municipal bonds as held to maturity until their merger with the Company in December, 1998. In 1999, an increase in U.S. Treasury market rates of approximately 75 to 125 basis points caused net unrealized losses on available for sale securities of $1,044 compared to net unrealized gains of $516 at December 31, 1998. These amounts are included in shareholders' equity at December 31, 1999 in other accumulated comprehensive income.

The Company's lending and investment policies continue to emphasize high quality growth. Management is not aware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the liquidity, capital resources or operations of the Company.

The Office of the Comptroller of the Currency (OCC) has adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. As of December 31, 1999, the Company and the Bank exceed the minimum requirements necessary to be classified as "well-capitalized."

Total equity capital for the Company is $25,231, or 8.8% of total assets. Management expects that the Company's and the Bank's capital ratios will continue to remain above the well-capitalized capital ratio level, even in the event of future substantial increases in market rates. The high capital ratio and expected future earnings will allow the bank to continue its aggressive growth objectives without having to raise additional capital in the near future.

Results of Operations

1999 compared with 1998

For 1999, the Company had operating net income of $3,533, up 11 percent from $3,181 in 1998. This represented annualized returns of 14.17 percent on average equity and 1.29 percent on average assets for 1999. Operating earnings were $1.28 per diluted share in 1999 compared to $1.15 in 1998, an increase of 11 percent.

Earnings in 1998 include $555,000 in after-tax, nonrecurring charges related to the merger of Bryan Bancorp of Georgia into The Savannah Bancorp on December 15, 1998. Including the nonrecurring items, net income per diluted share was 95 cents for the year with net income totaling $2,626. The merger with Bryan Bancorp of Georgia has been accounted for under the pooling-of-interests accounting method.

Operating net interest income growth included a higher net yield on interest-earning assets (net interest margin) caused by rising interest rates and excellent growth in the loan portfolio. Overhead expenses were higher due to one full-service office opening in September 1998 and the implementation of image check processing in September 1998. Year 2000 expenses consisting of consulting, education and implementation costs were also incurred. The Company's facilities and staff are well positioned to add significant asset growth with a much lower overhead growth.

Net interest income was $12,002 in 1999 compared to $10,459 in 1998, an increase of $1,543, or 15%. Average interest-earning assets were up $26.5 million, or 11% in 1999 over 1998. The prime rate increased 75 basis points to 8.50% during July through December 1999 and time deposit rates increased between 50 and 100 basis points during 1999. The net yield on interest earning assets increased to 4.75% in 1999 from 4.59% in 1998.

The provision for loan losses was $545 in 1999 compared to $435 in 1998. Net loan charge-offs totaled $74 in 1999 and $175 in 1998. There was $342 in non-performing assets at December 31, 1999 and $233 at December 31, 1998. The allowance for possible loan losses was 1.36% of loans at December 31, 1999 and December 31, 1998.

Other income was $2,270 in 1999 compared to $2,304 in 1998. Other income included mortgage origination fees of $602 in 1999 and $933 in 1998. Higher mortgage rates during 1999 caused declines in mortgage origination fee income during 1999. Trust fee income was $192 in 1999 and $60 in 1998. Other income in 1998 also included the $57 gain from the sale of land by Bryan.

Other expenses were $8,521 in 1999 compared to $8,066 in 1998, an increase of $455. Excluding 1998 merger costs of $619, other expenses increased $1,074, an increase of 13 percent. Salary and employee benefit expense increased to $4,578 in 1999 from $4,214, an increase of 9 percent. Other operating expenses increased to $ 2,682 or 21 percent for increases in data processing related primarily to check imaging and Year 2000. Occupancy expense and equipment increased because of the Medical Arts Office that opened in November 1998 and additional space for the Trust Department, Operations and the Bluffton, SC mortgage office.

The provision for income taxes was $1,673 in 1999 and $1,636 in 1998. The effective federal and state tax rates were 32.1% and 38.4% in 1999 and 1998, respectively. The decrease in the effective rate was primarily due to certain non-deductible merger expenses in 1998. The Company has not recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

Results of Operations

1998 compared with 1997

For 1998, the Company had operating net income of $3,181, up 9 percent from $2,911 in 1997. This represented annualized returns of 13.57 percent on average equity and 1.30 percent on average assets for 1998. Operating earnings were $1.15 per diluted share in 1998 compared to $1.06 in 1997, an increase of 8 percent.

Operating earnings exclude $555 in special after-tax, nonrecurring merger items taken during 1998 as Bryan Bancorp of Georgia was merged into The Savannah Bancorp on December 15, 1998. Special charges include legal, accounting, advisory and data processing contract buyout costs totaling $619,000 associated with the merger. A first quarter gain on sale of land of $57 has also been excluded as a non-recurring item. Including the nonrecurring items, net income per diluted share was 95 cents for the year with net income totaling $2,626. The merger with Bryan Bancorp of Georgia has been accounted for under the pooling-of-interests accounting method. The financial results for all periods presented have been restated to show the results of the two companies as if they had been one.

Operating net interest income growth was moderated by a lower net yield on interest-earning assets (net interest margin) caused by falling rates and very competitive loan pricing. Overhead expenses were higher due to two full-service offices opening in October 1997 and September 1998 and the addition of five new officers. Year 2000 expenses consisting of consulting, education and implementation costs were also incurred. The Company's facilities and people are now well-positioned to add significant asset growth with a much lower overhead growth.

Net interest income was $10,459 in 1998 compared to $9,324 in 1997, an increase of $1,135, or 12%. Average interest-earning assets were up $38.1 million, or 20% in 1998 over 1997. The prime rate decreased 75 basis points to 7.75% during September through November 1997 and time deposit rates decreased between 50 and 100 basis points during 1998. The net yield on interest earning assets decreased to 4.59% in 1998 from 4.90% in 1997.

The provision for loan losses was $435 in 1998 compared to $480 in 1997. Net loan charge-offs totaled $175 in 1998 and $111 in 1997. There was $233 in non-performing assets at December 31, 1998 and $497 at December 31, 1997. The allowance for possible loan losses was 1.36% of loans at December 31, 1998 and 1.34% at December 31, 1997.

Other income was $2,304 in 1998 compared to $1,673 in 1997. Other income included mortgage origination fees of $933 in 1998 and $479 in 1997. Lower mortgage rates during 1998 stimulated the growth in mortgage origination fee income during 1998. A trust department was started in December, 1996 and trust fee income was $60 in 1998 and $30 in 1997. Other income in 1998 also included the $57 gain from the sale of land by Bryan.

Other expenses were $8,066 in 1998 compared to $6,094 in 1997, an increase of $1,972. The increase included $619 of expenses related to the merger with Bryan Bancorp of Georgia, Inc. Salary and employee benefit expense increased to $4,214 in 1998 from $3,405 in 1997 due to new positions being added in late 1997 and 1998 for two new branches, a credit administration officer a technology position and an expanded mortgage staff.. Other operating expenses increased $2,223 or 21% for increases in data processing related to check imaging, Year 2000 and upgrading our communications network. Other increases such as postage, supplies and other related to the increasing volume of loan and deposit accounts and the costs necessary to acquire and service them. Occupancy expense and equipment increased primarily because of the Islands Towne Center Office that opened in October 1997 and the Medical Arts lease which was assumed in July 1998..

The provision for income taxes was $1,636 in 1998 and $1,512 in 1997. The effective federal and state tax rates were 38.4% and 34.2% in 1998 and 1997, respectively. The increase in the effective rate was primarily due to certain non-deductible merger expenses. The Company has never recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

Table 4 - Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 1999 and 1998 are listed below. On December 15, 1998 approximately 937,000 additional shares were issued to shareholders of Bryan Bancorp of Georgia, Inc. in exchange for all of the outstanding stock in Bryan Bancorp of Georgia, Inc. There were approximately 650 holders of record of Company Common Stock and, according to information available to the Company, approximately 600 additional shareholders through brokerage accounts at February 29, 2000.

                                     Market Price per Common Share
                               ----------------------------------------
                                Fourth      Third     Second      First
       1999                    Quarter    Quarter    Quarter    Quarter
       ----                    -------    -------    -------    -------
       High                     $20.75     $22.50     $24.00     $25.00
       Low                       19.00      19.75      21.00      21.50
       Close                     19.70      20.13      22.00      22.44

       1998
       ----
       High                     $26.00     $27.00     $28.25     $31.00
       Low                       21.00      21.50      25.50      23.38
       Close                     26.00      21.50      26.00      27.50

Table 5 - Selected Quarterly Data

The following is a summary of unaudited quarterly results for 1999 and 1998 that has been restated for the merger with Bryan Bancorp of Georgia on December 15, 1998, using the pooling of interests accounting method.



                                               1999                               1998
                                --------------------------------    -------------------------------
Condensed Income Statements     Fourth    Third   Second   First    Fourth   Third   Second   First
---------------------------------------------------------------------------------------------------
Net interest income             $3,215   $3,092   $2,946  $2,749    $2,738  $2,681   $2,584  $2,456
Provision for loan losses          155      165      120     105       160      85       90     100
---------------------------------------------------------------------------------------------------
Net interest income after
   provision for loan losses     3,060    2,927    2,826   2,644     2,578   2,596    2,494   2,356
Non-interest income                593      555      557     552       624     582      533     562
Securities transactions            -        -          8       5         1       1        1     -
Non-interest expense             2,277    2,107    2,111   2,026     2,062   1,879    1,749   1,757
Merger expenses                    -        -        -       -         619     -        -       -
---------------------------------------------------------------------------------------------------
Income before income taxes       1,376    1,375    1,280   1,175       522   1,300    1,279   1,161
Applicable income taxes            430      444      415     384       352     450      448     386
---------------------------------------------------------------------------------------------------
Net income                      $  946   $  931   $  865  $  791    $  170  $  850   $  831  $  775
===================================================================================================
                                   (a)                       (b)
Net income per share:
    Basic                       $ 0.35   $ 0.34   $ 0.32  $ 0.29    $ 0.06  $ 0.32   $ 0.31  $ 0.29
===================================================================================================
    Diluted                     $ 0.34   $ 0.34   $ 0.31  $ 0.29    $ 0.06  $ 0.31   $ 0.30  $ 0.28
===================================================================================================
(a)      -  1998 includes after-tax merger expenses of $591 or $0.21 per share.
(b)      -  1998 includes $57 pretax gain related to merger of sale of land by
            Bryan for future office.

Average shares outstanding:
    Basic                        2,710    2,710    2,706   2,689     2,677   2,665    2,648   2,647
===================================================================================================
    Diluted                      2,766    2,772    2,776   2,772     2,764   2,769    2,775   2,774
===================================================================================================