Form 10-K, Exhibit 13
period 2000-12-31
SAVANNAH BANCORP INC
filed 2001-03-22
CIK 860519

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                           DECEMBER 31, 2000 AND 1999
                                                                      PERCENT
                                                                      INCREASE
BALANCE SHEET AT DECEMBER 31,                  2000         1999     (DECREASE)
--------------------------------------------------------------------------------
(Amounts in thousands, except per share data)

Total assets                                 $344,096     $286,098          20
Interest-earning assets                       323,138      268,737          20
Loans                                         250,436      205,914          22
Allowance for loan losses                       3,369        2,794          21
Non-performing assets                             694          342         103
Deposits                                      291,856      234,262          25
Interest-bearing liabilities                  265,230      218,827          21
Shareholders' equity                           28,656       25,231          14

Allowance for possible
   loan losses to total loans                    1.35%        1.36%         (1)
Loan to deposit ratio                           85.81%       87.90%         (2)
Equity to assets                                 8.33%        8.82%         (6)
Tier 1 capital to risk-weighted assets          11.31%       12.15%         (7)
Book value per share                           $10.63       $ 9.31          14
Outstanding shares                              2,695        2,709          (1)

EARNINGS AND PERFORMANCE DATA
FOR THE YEARS ENDED DECEMBER 31,               2000         1999
--------------------------------------------------------------------------------
NET INCOME                                   $  4,292     $  3,533          21
Return on average assets                         1.36%        1.29%          6
Return on average equity                        16.23 %      14.17%         15
Net interest margin                              4.77 %       4.72%          1
Efficiency ratio                                56.74 %      59.76%         (5)


EARNINGS PER SHARE:
Basic                                          $ 1.59       $ 1.31          21
Diluted                                        $ 1.56       $ 1.28          22

AVERAGE OUTSTANDING SHARES:
Basic                                           2,704        2,704           0
Diluted                                         2,748        2,770          (1)

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           FINANCIAL STATEMENT SECTION
                                      INDEX

                                                                     Page
                                                                     Number

Index to Financial Statement Section                                  F-1
Management's Responsibility for Financial Reporting                   F-2
Report of Independent Certified Public Accountants                    F-3
Consolidated Balance Sheets
    December 31, 2000 and 1999                                        F-4
Consolidated Statements of Income For the Years
    Ended December 31, 2000, 1999 and 1998                            F-5
Consolidated Statements of Changes in Shareholders'
    Equity For the Years Ended December 31, 2000,
    1999 and 1998                                                     F-6
Consolidated Statements of Cash Flows For the Years
    Ended December 31, 2000, 1999 and 1998                            F-7
Notes to Consolidated Financial Statements                            F-8

Managements Discussion and Analysis of Financial
Condition and Results of Operations                                   F-20

     Selected Five-Year Financial Data - 1996-2000
        Table 1 - Selected Financial Condition Highlights             F-20
        Table 2 - Selected Operating Highlights                       F-21
     Liquidity and Interest Rate Sensitivity Management               F-22
     Financial Condition and Capital Ratios                           F-24
     Results of Operations
        2000 Compared to 1999                                         F-24
        1999 Compared to 1998                                         F-25
     Market Price For Registrant's Common Equity and
        Related Shareholder Matters                                   F-26
     Selected Quarterly Data                                          F-27

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

The Audit Committee of The Savannah Bancorp, Inc.'s Board of Directors, composed solely of outside directors, meets regularly with the Company's management, internal auditors, independent certified public accountants and regulatory examiners to review matters relating to financial reporting, internal control structure and the nature, extent and results of the audit effort. The independent certified public accountants have direct access to the Audit Committee with or without management present.

The financial statements for 2000 and 1999 have been audited by BDO Seidman, LLP and the 1998 financial statements have been audited by Arthur Andersen LLP, independent certified public accountants. Their appointments were recommended by the Audit Committee and approved by the Board of Directors. Their audits provide an objective assessment of the degree to which the Company's management meets its responsibility for financial reporting. Their opinions on the financial statements are based on auditing procedures, which include reviewing internal control structure and performing selected tests of transactions and records as indicated in their report. These auditing procedures are designed to provide a reasonable level of assurance that the financial statements are fairly presented in all material respects.





              Archie H. Davis                        Robert B. Briscoe
              President and Chief                    Chief Financial
              Executive Officer                      Officer
              January 19, 2001                       January 19, 2001

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of The Savannah Bancorp, Inc.:

         We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. (a Georgia Corporation) and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Savannah Bancorp, Inc.'s consolidated statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 1998, were audited by other auditors whose report, dated January 25, 1999, expressed an unqualified opinion on those statements.

         We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




Atlanta, Georgia
January 19, 2001

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                          DECEMBER 31,
--------------------------------------------------------------------------------
($ in thousands, except share data)                 2000             1999
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                         $  15,130        $  13,004
Interest-bearing deposits in bank                   1,319              314
Federal funds sold                                 12,456            2,892
Securities available for sale, at fair value
   (amortized cost of $59,572 in 2000 and
   $59,845 in 1999)                                59,771           58,163
Loans                                             250,436          205,914
Less allowance for loan losses                     (3,369)          (2,794)
--------------------------------------------------------------------------------
       Net loans                                  247,067          203,120
Premises and equipment, net                         4,530            4,678
Other real estate owned                              -                  45
Other assets                                        3,823            3,882
--------------------------------------------------------------------------------
    TOTAL ASSETS                                $ 344,096        $ 286,098
--------------------------------------------------------------------------------
LIABILITIES
Deposits:
   Non interest-bearing deman                   $  47,405        $  40,150
   Interest-bearing demand                         48,069           40,186
   Savings                                         11,528           12,213
   Money market accounts                           34,873           40,346
   Time, $100,000 and over                         60,385           38,889
   Other time deposits                             89,596           62,478
--------------------------------------------------------------------------------
       Total deposits                             291,856          234,262
Federal Home Loan Bank Advances                    14,044           18,248
Securities sold under repurchase agreements         6,547            5,562
Federal funds purchased                               188              905
Other liabilities                                   2,805            1,890
--------------------------------------------------------------------------------
    TOTAL LIABILITIES                             315,440          260,867
--------------------------------------------------------------------------------

Commitments and contingencies
SHAREHOLDERS' EQUITY
  Common stock, par value $1 per share:
     authorized 20,000,000 shares; issued
     2,719,614 in  2000 and 1999                    2,720            2,720
  Preferred stock, par value $1 per share:
     authorized 10,000,000 shares, none issued       -
  Contributed capital                              12,822           13,038
  Retained earnings                                13,476           10,727
  Treasury stock, 25,107 and 10,675 shares
     in 2000 and 1999, respectively                  (485)            (210)
  Accumulated other comprehensive income (loss)       123           (1,044)

--------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                     28,656           25,231
--------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS'
       EQUITY                                   $ 344,096        $ 286,098
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                            FOR YEAR ENDED DECEMBER 31,

($ in thousands, except share data)            2000        1999        1998
--------------------------------------------------------------------------------
INTEREST INCOME
Loans                                       $ 22,078    $ 16,769    $ 15,120
Investment securities:
   Taxable                                     3,019       3,026       2,739
   Non-taxable                                   476         419          36
Deposits with banks                               77          10          20
Federal funds sold                               397         518         954
--------------------------------------------------------------------------------
   Total  interest income                     26,047      20,742      19,195
--------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits                                      10,546       7,785       8,304
Federal Home Loan Bank advances                  982         464         205
Other borrowings                                 582         491         227
--------------------------------------------------------------------------------
   Total interest expense                     12,110       8,740       8,736
--------------------------------------------------------------------------------
NET INTEREST INCOME                           13,937      12,002      10,459
Provision for loan losses                        745         545         435
--------------------------------------------------------------------------------

Net interest income after
   provision for loan losses                  13,192      11,457      10,024
--------------------------------------------------------------------------------
OTHER INCOME
Trust fees                                       291         192          60
Service charges on deposit accounts            1,281       1,032         849
Mortgage origination fees                        473         601         933
Other income                                     464         432         459
--------------------------------------------------------------------------------
   Total other operating revenue               2,509       2,257       2,301
Gains on sales of securities                    -             13           3
--------------------------------------------------------------------------------
   Total other income                          2,509       2,270       2,304
--------------------------------------------------------------------------------
OTHER EXPENSE
Salaries and employee benefits                 5,099       4,578       4,214
Occupancy expense                                670         667         530
Equipment expense                                640         594         480
Other operating expenses                       2,922       2,682       2,223
Merger expenses                                 -           -            619
--------------------------------------------------------------------------------
   Total other expense                         9,331       8,521       8,066
--------------------------------------------------------------------------------
Income before provision for income taxes       6,370       5,206       4,262
Provision for income taxes                     2,078       1,673       1,636
--------------------------------------------------------------------------------

NET INCOME                                  $  4,292    $  3,533    $  2,626
================================================================================

NET INCOME PER SHARE:
   Basic                                    $   1.59    $   1.31    $    .99
================================================================================

   Diluted                                  $   1.56    $   1.28    $    .95
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                    Accumulated
                                                                                                       Other
                                         Common      Share    Contributed   Retained   Treasury    Comprehensive
($ in thousands,  except share data)     Shares      Amount      Capital    Earnings     Stock      Income(Loss)    Total
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997              2,713,148    $2,713      $12,977     $7,093      ($504)         $118       $22,397
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                 2,626                                  2,626
   Other comprehensive income:
   Change in unrealized gains on
      securities available for sale, net of tax                                                          398           398
                                                                                                                   -------
        Total comprehensive income                                                                                   3,024
Cash dividends - $.34 per share                                               (588)                                   (588)
Cash dividends of acquired bank                                               (693)                                   (693)

Exercise of options                         7,400         8           28                   229                         265
Tax benefit from exercise of options                                  86                                                86

Retirement of Bryan treasury stock           (934)       (1)         (15)                                              (16)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998              2,719,614     2,720       13,076     8,438        (275)          516        24,475
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                3,533                                   3,533
   Other comprehensive income:
   Change in unrealized losses on
      securities available for sale, net of tax                                                       (1,560)       (1,560)
                                                                                                                   -------
           Total comprehensive income                                                                                1,973
Cash dividends - $.46 per share                                             (1,244)                                 (1,244)

Exercise of options                                                  (38)                  272                         234

Purchase of treasury stock                                                                (207)                       (207)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999              2,719,614     2,720       13,038    10,727        (210)       (1,044)       25,231
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                4,292                                   4,292
   Other comprehensive income:
   Change in unrealized losses on
      securities available for sale, net of tax                                                        1,167         1,167
                                                                                                                   -------
           Total comprehensive income                                                                                5,459
Cash dividends - $.57 per share                                             (1,543)                                 (1,543)

Exercise of options                                                 (216)                  314                          98

Purchase of treasury stock                                                                (589)                       (589)
--------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000              2,719,614    $2,720      $12,822   $13,476       ($485)         $123       $28,656
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


($ in thousands)                                 FOR THE YEAR ENDED DECEMBER 31,
--------------------------------------------------------------------------------
OPERATING ACTIVITIES                                2000      1999        1998
--------------------------------------------------------------------------------
Net income                                       $ 4,292    $ 3,533     $ 2,626
Adjustments to reconcile net income to cash
   Provided by operating activities:
   Provision for loan losses                         745        545         435
   Depreciation and amortization                     553        584         471
   Gain on sale of land                              -          -           (57)
   Gains on sales of securities                      -          (13)         (3)
   Amortization of investment securities
      discount-net                                    37         91         326
   Increase in other assets                         (611)      (245)       (715)
   Increase  in other liabilities                    915         81         450
--------------------------------------------------------------------------------
Net cash provided by operating activities          5,931      4,576       3,533
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of investment securities                (4,509)   (15,834)    (36,419)
Proceeds from sale of investment securities          -        1,008       2,002
Proceeds from maturities of investment securities  4,746     16,765      14,192
Net increase in loans made to customers          (44,692)   (35,130)    (16,815)
Capital expenditures                                (405)      (435)     (1,172)
Proceeds from sale of land                           -          -           356
--------------------------------------------------------------------------------
Net cash used in investing activities            (44,860)   (33,626)    (37,856)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase in demand, savings and money
   market accounts                                 8,980      2,978      22,868
Net  increase (decrease) in certificates
   of deposit                                     48,614     (1,088)      9,060
Net increase in securities sold under
   agreements to repurchase                          985      2,888         382
Net (decrease) increase in federal funds
   purchased                                        (717)       368        (551)
Net (decrease) increase in FHLB advances          (4,204)    13,798       2,860
Purchase of treasury stock                          (589)      (207)        -
Dividend payments                                 (1,543)    (1,244)     (1,281)
Exercise of options                                   98        234         335
--------------------------------------------------------------------------------
Net cash provided by financing activities         51,624     17,727      33,673
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  12,695    (11,323)       (650)
Cash and cash equivalents at beginning of year    16,210     27,533      28,183
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $28,905    $16,210     $27,533
================================================================================

--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash paid during the year for:
      Interest on deposits and other borrowings  $11,467     $8,736      $8,622
      Income taxes                                 2,141      1,665       1,703
   Noncash investing activity:
      Change in unrealized gain (loss) on investment
      securities available for sale, net of income
      taxes                                        1,167     (1,560)        398


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

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and Savannah Bank and Bryan Bank (the "Subsidiary Banks"). All material intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the previous years have been reclassified to conform to the current year's presentation.

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

Premises and Equipment - Building, furniture, banking equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives or estimated lease terms including expected lease renewals, ranging from three to fifty years, of the respective assets for financial reporting purposes and using an accelerated method for income tax purposes. Additions and major improvements are capitalized, while routine maintenance and repairs and gain or loss on dispositions are recognized currently.

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

Earnings Per Share - Basic earnings per share are calculated based on weighted-average number of shares of common stock outstanding. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and common stock equivalents, consisting of outstanding stock options. Common stock equivalents are determined using the treasury method for diluted shares outstanding. The weighted average common shares outstanding used in the computation of basic earnings per share were 2,704,000, 2,704,000, and 2,661,000 in 2000, 1999 and 1998, respectively. The weighted average common and common equivalent diluted shares outstanding used in the computation of diluted earnings per share were 2,748,000, 2,770,000, and 2,760,000 in 2000, 1999 and
1998, respectively. The differences between diluted and basic shares outstanding are common stock equivalents from stock options outstanding in the years ended December 31, 2000, 1999 and 1998.

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

Accounting for Derivative Instruments and Hedging Activities - In June, 1998 the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet along with various other related accounting treatments. The provisions of this statement (as amended by FAS 138) became effective for quarterly and annual reporting periods beginning after June 15, 2000. The Company presently has no derivative or hedging instruments applicable to the provisions of this statement and therefore this statement had no impact on its financial position or results of operations upon adoption.


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

                                                           For the 11.5 Months
                                                            Ended December 15,
                                                                  1998
Total revenues (net interest income & other income)
         Savannah Bancorp                                       $ 7,787
         Bryan Bancorp                                            4,391
                                                                -------
         Combined                                               $12,178
                                                                =======
Net income
         Savannah Bancorp                                       $ 1,865
         Bryan Bancorp                                            1,268
                                                                -------
         Combined                                               $ 3,133
                                                                =======

NOTE 3 - CASH AND DEMAND BALANCES DUE FROM BANKS
The Company's subsidiary banks are required by the Federal Reserve Bank to maintain minimum cash reserves based on reserve requirements calculated on their deposit balances. Cash reserves of $4,331 and $3,759 were required as of December 31, 2000 and 1999, respectively.

NOTE 4 - SECURITIES AVAILABLE FOR SALE

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2000 and 1999 were as follows:

                                                          2000
                                      ------------------------------------------
                                      Amortized  Unrealized  Unrealized   Fair
                                         Cost       Gains      Losses     Value
                                      ---------  ----------  ----------  -------
Investment securities:
  U.S. Treasury securities             $  1,002        $  6      $  -    $ 1,008
  U S. Government agencies               45,938         100       (53)    45,985
  Mortgage-backed securities                966         -         (13)       953
  State and municipal                     9,612         208         -      9,820
  Other taxable securities                2,054         -         (49)     2,005
                                      ---------  ----------  ----------  -------
                                       $ 59,572        $314     $(115)   $59,771
                                      =========  ==========  ==========  =======

                                                          1999
                                      ------------------------------------------
                                      Amortized  Unrealized  Unrealized   Fair
                                         Cost       Gains      Losses     Value
                                      ---------  ----------  ----------  -------
Investment securities:
  U. S. Treasury securities            $  4,009        $  -     $ (24)    $3,985
  U. S. Government agencies              42,965           -    (1,561)    41,404
  Mortgage-backed securities              1,360           -       (21)     1,339
  State and municipal                     9,407          40       (71)     9,376
  Other taxable securities                2,104           -       (45)     2,059
                                       --------- ----------  ----------  -------
                                       $ 59,845        $ 40   $(1,722)   $58,163
                                       ========= ==========  ==========  =======

Proceeds from the sale or call of investment securities were $ 4,350, $1,008, and $2,002 in 2000, 1999, and 1998, respectively. There was no gain or loss in 2000 and gains of $13 and $3 in 1999 and 1998, respectively.

The distribution of securities by maturity at December 31, 2000 is shown below.

                                                       Amortized
                                                          Cost       Fair Value
Securities available for sale:                         ---------     ----------
    Due in one year or less                            $ 18,207       $ 18,176
    Due after one year through five years                35,098         35,301
    Due after five years through ten years                3,665          3,727
    Due after ten years                                   2,602          2,567
                                                       ---------     ----------
Total investment securities                            $ 59,572       $ 59,771
                                                       =========     ==========

At December 31, 2000 and 1999, investment securities with a carrying value of $48,316 and $42,411 respectively, were pledged as collateral to secure public funds and securities sold under repurchase agreements.

NOTE 5 - LOANS
The composition of the loan portfolio at December 31, 2000 and 1999 is presented below.

                                                    Percent           Percent
                                            2000    of Total    1999    of Total
                                         ---------  --------  --------  --------
Commercial                                $ 28,061    11.2%   $ 32,299    15.7%
Real estate - construction and
   development                              31,689    12.6      24,018    11.7
Real estate -  mortgage                    164,171    65.6     132,085    64.1
Installment and other consumer              26,515    10.6      17,512     8.5
                                         ---------  --------  --------  --------
Total Loans                               $250,436   100.0%   $205,914   100.0%
                                         =========  ========  ========  ========

At December 31, 2000 and 1999, there were $694 and $342 in non-performing assets. At December 31, 2000 and 1999, nonaccruing loans were $645 and $229, respectively.

Changes in the allowance for loan losses are summarized as follows:

                                                  2000        1999        1998
                                                 ------      ------      ------
Balance at the beginning of the year             $2,794      $2,323      $2,063
Provision for loan losses                           745         545         435
Charge-offs                                        (264)       (168)       (258)
Recoveries                                           94          94          83
                                                 ------      ------      ------
Balance at the end of the year                   $3,369      $2,794      $2,323
                                                 ======      ======      ======

The Company has granted loans to certain directors of the Company and to their associates. The aggregate amounts of loans were $13,402 and $10,402 at December 31, 2000 and 1999, respectively. During 2000, $17,437 of new loans was made, and repayments totaled $14,437. Unused lines of credit available to related parties aggregated $3,738 and $2,249 at December 31, 2000 and 1999, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.


NOTE 6 - PREMISES AND EQUIPMENT

Bank premises and equipment at December 31, 2000 and 1999, are summarized as follows:

                                       Depreciable Lives      2000      1999
                                       -----------------     ------    ------
Land                                          -              $  581    $  439
Buildings                                  39 - 50            2,305     2,289
Furniture and banking equipment             5 - 15            3,142     3,009
Leasehold improvements                     10 - 39            1,361     1,316
                                                             ------    ------
                                                              7,389     7,053
Less accumulated depreciation
   and amortization                                           2,859     2,375
                                                             ------    ------
Premises and equipment, net                                  $4,530    $4,678
                                                             ======    ======

NOTE 7 - DEPOSITS

Total time deposits maturing in one to five years are as follow: 2001 - $110,108; 2002 - $20,455; 2003 - $12,432; 2004 - $1,256; and 2005 and thereafter
- $5,730.

The following table indicates the amount of the Company's time certificates of deposit of $100,000 or more at December 31, 2000 by time remaining until maturity.

      Maturity Period                           Amount
      ---------------                          --------
      Three months or less                     $ 13,873
      Over three through six months              12,107
      Over six through twelve months             19,901
      Over twelve months                         14,504
                                               --------
      Total                                    $ 60,385
                                               ========


NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES
Short-term Advances - Short-term advances from the Federal Home Loan Bank of Atlanta ("FHLB") totaled $0 at December 31, 2000 and $14,000 at December 31, 1999. The average interest rate was 6.51 percent for the year ended 2000. The maximum amount outstanding at the end of any month was $20,000 and $14,000 during 2000 and 1999, respectively.

Convertible Advances - Convertible advances from the FHLB of $10,000 with a fixed interest rate of 4.82 percent have a final maturity of December 21, 2010. The advances are convertible to advances with rates equal to the three-month LIBOR rate on December 21, 2001 and quarterly thereafter at the option of the FHLB. If and when the FHLB exercises its option to convert the advance, the Company has the option to prepay the advance in full without any prepayment penalties. There are prepayment penalties if the FHLB does not exercise its option to convert the advance and the Company wishes to prepay the advance.

Long -term Advances - Long-term advances from the FHLB with maturities from 2001 to 2010 totaled $4,044 and $4,248 at December 31, 2000 and 1999, respectively. The weighted-average interest rates on the long -term advances were 6.01 percent and 6.00 percent during 2000 and 1999. Aggregate maturities are $208 in 2001, $211 in 2002, $215 in 2003, $1,219 in 2004, $223 in 2005 and $1,967 thereafter.
Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity. The advances are secured by a blanket floating lien agreement which provides a security interest in all unencumbered first mortgage residential loans and by stock in the FHLB. The long-term FHLB advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - Savannah Bank and Bryan Bank are shareholders of the Federal Home Loan Bank of Atlanta ("FHLB") and have access to secured borrowings from the FHLB. Both subsidiary banks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the banks have credit lines up to 75 percent of the book value of its 1-4 family first mortgage loans, or approximately $38.9 million as of December 31, 2000. In addition, the banks had approximately $6.2 million par value of investment securities pledged as collateral at the FHLB. In aggregate, the Company had secured borrowing capacity of approximately $44.9 million of which $14.0 million was advanced at December 31, 2000. These credit arrangements serve as a core funding source as well as liquidity backup for the banks. Additional advances are subject to review and approval by FHLB for the purpose and reasons for the advances. Savannah Bank and Bryan Bank have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements.

NOTE 9 - SHORT-TERM BORROWINGS

As of December 31, 2000 and 1999, Savannah Bank and Bryan Bank had short-term borrowings totaling $6,735 and $6,467, respectively. The average interest rates were 6.08 percent and 4.72 percent for the years ended 2000 and 1999. The interest rates on short-term borrowings ranged from 5.90 percent to 6.40 percent at December 31, 2000 and from 4.90 percent to 5.50 percent at December 31, 1999. Short-term borrowings at December 31, 2000 and 1999 consist of securities sold under agreement to repurchase and federal funds purchased. The maximum amount outstanding at the end of any month was $12,726 and $12,887 during 2000 and 1999, respectively. At December 31, 2000 federal funds borrowing arrangements aggregating $21 million were available to Savannah Bank and Bryan Bank from correspondent banking institutions. There are no commitment fees, and compensating balances are not required. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks. Savannah Bank is a member and shareholder of the Federal Reserve Bank of Atlanta and has access to borrowings at the Federal Reserve Bank discount window.


NOTE 10 - INCOME TAXES

The provision for income taxes is composed of the following for each of the years ended December 31:

                                                  2000      1999      1998
                                                 ------    ------    ------
      Current federal                            $2,143    $1,691    $1,541
      Current state                                 167        94       155
                                                 ------    ------    ------
      Total current                               2,310     1,785     1,696
                                                 ------    ------    ------
      Deferred federal                             (197)     (101)      (53)
      Deferred state                                (35)      (11)       (7)
                                                 ------    ------    ------
      Total deferred                               (232)     (112)      (60)
                                                 ------    ------    ------
      Provision for income taxes                 $2,078    $1,673    $1,636
                                                 ======    ======    ======

A deferred tax liability of $75 at December 31, 2000 and a deferred tax asset of $640 in 1999 has been recognized for the tax effect of the change in the valuation account for unrealized gains and losses on available for sale securities which are recorded net of tax in the equity section in accordance with SFAS No. 115.

A reconciliation between the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

                                                  2000      1999      1998
                                                 ------    ------    ------
      Tax provision at 34%                       $2,166    $1,770    $1,449
      State tax, net of federal tax benefit         105        63       103
      Tax-exempt interest, net                     (163)     (133)     (113)
      Nondeductible merger expenses                 -         -         185
      Other                                         (30)      (27)       12
                                                 ------    ------    ------
      Provision for income taxes                 $2,078    $1,673    $1,636
                                                 ======    ======    ======

Deferred income tax assets and liabilities are comprised of the following at December 31, 2000 and 1999:

                                                  2000      1999
      Deferred tax assets:                       ------    ------
      Allowance for loan losses                  $1,229     $ 955
      Unrealized losses on  securities               19       640
      Other                                          81        27
                                                 ------    ------
      Total deferred tax assets                   1,329     1,622
                                                 ------    ------
      Deferred tax liabilities:
      Unrealized gains on securities                 94       -
      Depreciation                                  409       323
      Other                                          20        10
                                                 ------    ------
      Total deferred tax liabilities                523       333
                                                 ------    ------
      Net deferred tax assets                    $  806    $1,289
                                                 ======    ======

NOTE 11 - STOCK OPTION PLAN AND BENEFIT PLANS

In 1990, the Company granted options to the organizers permitting each organizer to purchase up to 4,125 shares of Common Stock (74,250 shares in the aggregate) at an option price of $6.06 per share. These options were all exercised prior to their expiration date of April 10, 2000. Bryan Bancorp of Georgia, Inc. granted two officers a total of 9,250 non-qualified options per year from 1990 to 1994 at exercise prices between $5.14 and $6.35. The unexercised options were all converted at the exchange ratio and assumed by the Company as a part of the merger agreement.

The Company also has an Incentive Stock Option Plan that provides for the granting of incentive stock options (ISOs) to certain key officers for the purchase of shares at the fair market value of the stock at the date of the grant. In April 2000, the shareholders increased the authorized ISO shares available for issuance by 100,000 shares. There are 82,500 remaining ISOs authorized under this plan at December 31, 2000. Under this plan in April 1995, 44,550 ISOs were granted with an exercise price of $7.50 for a period of ten years commencing April 18, 1995. In January 1996, another 44,550 ISOs were granted under this plan with an exercise price of $13.33 for a period of ten years commencing January 2, 1996. In April 1996, 9,000 additional ISOs were granted to other key officers at an exercise price of $13.33 per share. The April 1996 ISOs vest over five years and are exercisable over ten years. In January, July and August 1997, 9,250 (assumed in merger), 9,000 and 3,000 ISOs were granted to key officers at an exercise price of $10.27, $21.50 and $21.63 per share, respectively. The 1997 ISOs vest over five years and are exercisable over ten years, except for the 9,250 options that vested at the time of the merger. In February 1998, 4,625 ISOs (assumed in merger) were granted at an exercise price of $25.50 per share and 10,000 ISOs were granted upon consummation of the merger at an exercise price of $25.63 per share. The 1998 ISOs vest over five years and are exercisable over ten years. In May, 1999, 4,000 ISO's were granted at an exercise price of $23.94 and vest over five years and are exercisable over ten years. In April, 2000, 20,000 ISO's were granted at an exercise price of $18.88 and vest over five years and are exercisable over ten years.


                                         2000                  1999                    1998
                                 --------------------   -------------------     -------------------
                                             Weighted               Weighted               Weighted
                                             Average                Average                Average
                                             Exercise               Exercise               Exercise
                                  Shares      Price      Shares      Price       Shares      Price
                                 -------     -------    -------     -------     -------     -------
Outstanding at the beginning
   of year                       156,025     $12.65     190,800     $11.08      219,575     $ 9.11
Granted                           20,000      18.88       4,000      23.94       14,625      21.53
Exercised                        (20,475)      7.19     (38,775)      6.10      (43,400)      6.06
Forfeited                         (6,600)     19.57         -          -            -          -
                                 -------                -------      12.65      -------
Outstanding at end of year       148,950      13.93     156,025                 190,800      11.08
                                 -------                -------                 -------
Exercisable at end of year       115,175     $11.80     129,525     $10.62      161,175     $ 9.07
                                 =======                =======                 =======

During 2000, 1999 and 1998, the weighted average fair value of options granted was $8.11, $7.05 and $10.46 per option, respectively.

The Company has chosen to continue to account for its options under the provisions of Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" and thus has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the options granted in 2000, 1999 and 1998 been determined based on fair value at the grant date for awards in 2000, 1999 and 1998 consistent with the provisions of SFAS No. 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts as shown in the following table:


                                                   2000     1999      1998
                                                  ------   ------    ------
   Net Income - as reported                       $4,292   $3,533    $2,626
   Net Income - pro forma                         $4,168   $3,435    $2,552

   Net Income per share - basic - as reported     $ 1.59   $ 1.31    $ 0.99
   Net Income per share - pro forma               $ 1.54   $ 1.27    $ 0.96

   Net Income per share - diluted - as reported   $ 1.56   $ 1.28    $ 0.95
   Net Income per share - diluted - pro forma     $ 1.52   $ 1.24    $ 0.92

The assumptions regarding the stock options issued to executives in 2000, 1999 and 1998 are that the options shares vest equally between 2001-2005, 2000-2004 and 1999-2003, respectively. The assumptions regarding the stock options issued to executives in 1996 are that 100 percent of such options vested on grant date, except for the 9,000 granted in April, 1996 shares which vest equally between 1997-2001. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions. In 2000: dividend yield of 3.0 percent; expected volatility of 30.0 percent; risk free interest rate of 5.00 percent and expected life of options of 7 years. In 1999: dividend yield of 2.3 percent; expected volatility of 0.19 percent; risk free interest rate of 5.00 percent and expected life of options of 8 years. In 1998: dividend yield of 1.4 percent; expected volatility of 0.19 percent; risk-free interest rate of 5.50 percent and expected life of options of 8 years.

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate. The plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $190 and $177 for the years ended December 31, 2000 and 1999, respectively.


NOTE 12 - CAPITAL RATIOS AND DIVIDEND RESTRICTIONS

The subsidiary banks' primary regulators have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation (FDIC) has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the subsidiary bank's financial statements. Management believes as of December 31, 2000, that the Company and the Banks meet all capital adequacy requirements to which they are subject. The following table shows these capital ratios for the Company, the regulatory minimum and the well-capitalized capital ratios at December 31, 2000 and 1999:

Capital Ratios                            2000     1999
------------------                      -------   -------
Qualifying Capital
------------------
Tier 1 capital                         $ 28,533  $ 26,275
Total capital                            31,689    28,955

Average assets for the year             314,461   273,935
Adjusted risk-weighted assets           252,293   216,170


                                                                      Well-
                                          2000      1999   Minimum  Capitalized
Leverage Ratios                         -------   -------  -------  -----------
------------------
Tier 1 capital to average assets          8.51%      9.59%    4.0%      5.0%

Risk-based Ratios
------------------
Tier 1 capital to risk-weighted assets   11.31%     12.15%    4.0%      6.0%
Total capital to risk-weighted assets    12.56%     13.39%    8.0%     10.0%


The most recent notification from the subsidiary banks' primary regulators was December 31, 1999 for Savannah Bank and March 31, 2000 for Bryan Bank. They categorized the Savannah Bank and Bryan Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, a bank must maintain minimum total risk based, Tier 1 risk-based, Tier 1 leverage ratios of 10.0 percent, 6.0 percent and 5.0 percent, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

Bank regulators restrict the amount of dividends that banks may pay without obtaining prior approval. At December 31, 2000, $3,494 in retained earnings of the Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Banks. The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.

NOTE 13 - LEASES AND COMMITMENTS

Future minimum payments under noncancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2001
- $357; 2002 - $294; 2003 - $266; 2004 - $171; 2005 - $86 and $216 thereafter.
The land and office space leases contain customary escalation clauses. Additionally, the Company has entered into a non-cancelable data processing servicing agreement which provides for minimum payments as follows: 2001 - $205; 2002 - $212; 2003 - $218; 2004 - $225; 2005 - $231 and $402 thereafter. The agreement includes a termination clause where the Company may buyout the remainder of the contract for 60 percent of the current monthly contract times the remaining months.

The net rental expense for all office space operating leases amounted to $379 in 2000, $370 in 1999, and $272 in 1998. The leases on the office space have five or ten-year renewal options and require increased rentals under cost of living escalation clauses.


NOTE 14  - OTHER EXPENSE
The components of other operating expense for the years ended December 31, 2000, 1999 and 1998 were as follows:


                                                 2000     1999     1998
                                                ------   ------   ------
      Outside data processing                     $904     $809     $535
      Professional and directors fees              304      268      253
      Postage and courier                          229      211      197
      Regulatory exams and audit fees              226      188      171
      Stationery and supplies                      178      167      197
      Advertising and sales promotion              164      163      243
      Taxes and licenses                           126      125      111
      Telephone                                    122      108      101
      Loan costs                                   110       69       70
      Correspondent bank charges                   103       97       55
      Dues and subscriptions                        62       59       54
      Insurance                                     40       38       39
      Other expense                                354      380      197
                                                ------   ------   ------
      Total other operating                     $2,922   $2,682   $2,223
                                                ======   ======   ======
expenses

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The contract amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2000 unfunded commitments to extend credit were $54,683. None of these commitments to extend credit exceeded one year in duration. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2000 and 1999, commitments under letters of credit aggregated approximately $1,680 and $1,861, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

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

Loans: The fair value for various types of fixed rate loans is estimated by discounting the expected future cash flows using the Banks' current interest rates at which loans would be made to borrowers with similar credit risk. As the discount rates are based on current loan rates, as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale. The estimated fair value of the Banks' off-balance-sheet commitments is nominal since the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics and since the estimated credit risk associated with such commitments is not significant.

Deposit liabilities: The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:


                                        December 31, 2000     December 31, 1999
                                       ------------------    ------------------
                                                 Estimated             Estimated
                                       Carrying     Fair     Carrying     Fair
                                         Value      Value      Value      Value
Financial assets:                      --------   --------   --------   --------
  Cash and federal funds sold          $ 27,586   $ 27,586   $ 15,896   $ 15,896
  Interest-bearing deposits               1,319      1,319        314        314
  Securities available for sale          59,771     59,771     58,163     58,163
  Loans                                 250,436    250,223    205,914    204,175

Financial liabilities:
  Deposits                             $291,856   $293,177   $234,262   $234,170
  Securities sold under repurchase
     agreements                           6,547      6,547      5,562      5,562
  Federal funds purchased                   188        188        905        905
   Federal Home Loan Bank advances       14,044     13,898     18,248     18,147

NOTE 17 - THE SAVANNAH BANCORP, INC.
          (PARENT COMPANY ONLY) FINANCIAL INFORMATION

The following are condensed balance sheets of the Parent Company at December 31, 2000 and 1999:

ASSETS                                   2000       1999
                                       -------     -------
Cash on deposit                        $   317     $   203
Investment securities                       91         101
Investment in subsidiaries              28,344      24,446
Other assets                                96         704
                                       -------     -------
  Total assets                         $28,848     $25,454
                                       =======     =======
LIABILITIES
Other liabilities                      $   192     $   223
                                       -------     -------
SHAREHOLDERS' EQUITY
Common stock                             2,720       2,720
Capital surplus                         12,822      13,038
Treasury stock                            (485)       (210)
Accumulated other comprehensive
     Income                                123      (1,044)
Retained earnings                       13,476      10,727
                                       -------     -------
  Total liabilities and
     Shareholders' equity              $28,848     $25,454
                                       =======     =======


The operating results of the Parent Company are shown below for the three years ended December 31:

                                       2000       1999       1998
                                      ------     ------     ------
Dividend income                       $1,700     $2,295     $1,000
Interest income                            9          3          4
                                      ------     ------     ------
Net interest & dividend income         1,709      2,298      1,004
                                      ------     ------     ------
Gain on sale of property                 -          -           57
                                      ------     ------     ------
Total expenses                           222        230        758
                                      ------     ------     ------
Income before income taxes and
  equity in undistributed
  net income of subsidiaries           1,487      2,068        303
Credit for income taxes                   80         85         57
                                      ------     ------     ------
Income before equity in
   undistributed net income
   of subsidiaries                     1,567      2,153        360
Equity in undistributed net
   income of subsidiaries              2,725      1,380      2,266
                                      ------     ------     ------

Net income                            $4,292     $3,533     $2,626
                                      ======     ======     ======


The cash flows of the Parent Company are shown below for the three years ended December 31:

                                       2000       1999       1998
                                      ------     ------     ------
OPERATING ACTIVITIES
Net income                            $4,292     $3,533     $2,626
Adjustments to reconcile net
  income to cash used
  for operations:
      Equity in undistributed
        net income of subsidiaries    (2,725)    (1,380)    (2,266)
      Gain on sale of assets             -          -          (57)
      Decrease (increase) in
        other assets                     612       (581)       (45)
     (Decrease) increase in
        accrued expenses                 (31)       (89)       256
                                      ------     ------     ------
      Net cash provided by
        operating activities           2,148      1,483        514
                                      ------     ------     ------
INVESTING ACTIVITIES
Purchase of investment securities        -         (140)       -
Proceeds from sale of land               -          -          356
                                      ------     ------     ------
      Net cash (used) provided
        by investing activities          -         (140)       356
                                      ------     ------     ------

FINANCING ACTIVITIES
Exercise of options                       98        234        336
Purchase of treasury stock              (589)      (207)       -
Dividends paid                        (1,543)    (1,244)    (1,281)
                                      ------     ------     ------
      Net cash used in
        financing activities          (2,034)    (1,217)      (945)
                                      ------     ------     ------
INCREASE (DECREASE) IN CASH
      AND CASH EQUIVALENTS               114        126        (75)

      Cash at January 1                  203         77        152
                                      ------     ------     ------
      Cash at December 31             $  317     $  203     $   77
                                      ======     ======     ======

No interest or income taxes were paid by the parent company in any of the three years presented.

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheet; dividend income, interest income and $14 of fees paid each year to the Banks in other expenses on the income statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)
--------------------------------------------------------------------------------

For a comprehensive presentation of the Company's financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements. All dollar amounts except per share amounts are in thousands.

TABLE 1 - SELECTED FINANCIAL CONDITION HIGHLIGHTS - FIVE-YEAR COMPARISON


                                           2000       1999       1998       1997       1996
                                         --------   --------   --------   --------   --------
 SELECTED AVERAGE BALANCES
 Total assets                            $314,461   $273,935   $245,014   $205,032   $179,806
 Loans - net of unearned income           231,760    186,997    160,262    139,772    120,232
 Securities                                59,938     59,997     52,448     40,556     37,801
 Other interest-earning assets              7,353     10,677     18,509     12,795     10,048
 Total interest-earning assets            298,406    257,671    231,219    193,123    168,081
 Interest-bearing deposits                220,651    191,818    181,976    151,478    132,870
 Borrowed funds                            25,053     18,484      7,683      4,241      1,748
 Total interest-bearing liabilities       245,704    210,302    189,659    155,719    134,618
 Noninterest-bearing deposits              39,905     36,724     30,137     26,550     24,416
 Total deposits                           260,556    228,542    212,113    178,028    157,286
 Loan to deposit ratio - average               89%        82%        76%        79%        76%
 Shareholders' equity                      26,439     24,941     23,445     21,040     19,020

 CREDIT QUALITY DATA
 Nonperforming assets                    $    694   $    342   $    233   $    497   $     82
 Nonperforming loans                          694        297        233        497         82
 Net loan losses                              170         74        175        111         79
 Allowance for loan losses                  3,369      2,794      2,323      2,063      1,695
 Nonperforming assets to total loans         0.28%      0.17%      0.14%      0.32%      0.06%
 Net loan losses to average loans            0.07%      0.04%      0.11%      0.08%      0.07%
 Allowance for loan losses
     to total loans                          1.35%      1.36%      1.36%      1.34%      1.29%
 Allowance for loan losses / net
     loan losses                               20         38         13         19         21

 SELECTED FINANCIAL DATA AT PERIOD-END
 Total assets                            $344,096   $286,098   $266,380   $229,172   $197,665
 Interest-earning assets                  323,138    268,737    242,669    209,920    177,618
 Loans - net of unearned income           250,436    205,914    170,858    154,218    130,909
 Deposits                                 291,856    234,262    232,372    200,444    174,005
 Loan to deposit ratio                         86%        88%        74%        77%        75%
 Interest-bearing liabilities             265,230    218,827    200,680    171,833    144,851
 Shareholders' equity                      28,656     25,231     24,475     22,397     20,056
 Shareholders' equity to total assets        8.33%      8.82%      9.19%      9.77%     10.15%
 Dividend payout ratio                      35.95%     35.21%     48.78%     22.91%     19.22%
 Risk-based capital ratios:
    Tier 1 capital to risk-based assets     11.31%     12.15%     13.12%     14.20%     15.72%
    Total capital to risk-based assets      12.56%     13.39%     14.36%     15.44%     16.90%
 Per share:
   Book value                            $  10.63   $   9.31   $   9.12   $   8.48   $   7.61
   Common stock closing price (Nasdaq)   $  19.25   $  19.70   $  26.00   $  23.38   $  16.33
 Common shares outstanding (000s)           2,695      2,709      2,683      2,640      2,635

TABLE 2 - SELECTED OPERATING HIGHLIGHTS - FIVE-YEAR COMPARISON


SUMMARY OF OPERATIONS                        2000      1999      1998      1997      1996
                                            -------   -------   -------   -------   -------
Interest income - taxable equivalent        $26,352   $20,990   $19,342   $16,803   $14,559
Interest expense                             12,110     8,740     8,736     7,343     6,388
                                            -------   -------   -------   -------   -------
 Net interest income - taxable equivalent    14,242    12,250    10,606     9,460     8,171
 Taxable equivalent adjustment                 (305)     (248)     (147)     (136)     (115)
                                            -------   -------   -------   -------   -------
 Net interest income                         13,937    12,002    10,459     9,324     8,056
 Provision for loan losses                      745       545       435       480       285
                                            -------   -------   -------   -------   -------
 Net interest income after provision
    for loan losses                          13,192    11,457    10,024     8,844     7,771
                                            -------   -------   -------   -------   -------
 Other operating revenue
    Trust fees                                  291       192        60       -         -
    Service charges on deposit accounts       1,281     1,032       849       749       741
    Mortgage origination fees                   473       601       933       479       211
    Other income (a)                            464       432       459       441       250
    Gains (losses) on sale of securities        -          13         3         4       -
                                            -------   -------   -------   -------   -------
 Total other income                           2,509     2,270     2,304     1,673     1,202
                                            -------   -------   -------   -------   -------
 Personnel expense                            5,099     4,578     4,214     3,405     2,722
 Occupancy and equipment expense              1,310     1,261     1,010       846       717
 Nonrecurring merger expenses (b)               -         -         619       -         -
 Other expense                                2,922     2,682     2,223     1,843     1,692
                                            -------   -------   -------   -------   -------
 Total other expense                          9,331     8,521     8,066     6,094     5,131
                                            -------   -------   -------   -------   -------
 Income before income taxes                   6,370     5,206     4,262     4,423     3,842
 Provision for income taxes                   2,078     1,673     1,636     1,512     1,314
                                            -------   -------   -------   -------   -------
 Net income                                 $ 4,292   $ 3,533   $ 2,626   $ 2,911   $ 2,528
                                            =======   =======   =======   =======   =======

 NET INCOME PER SHARE:
   Basic                                    $  1.59   $  1.31   $   .99   $  1.10   $   .96
   Diluted                                  $  1.56   $  1.28   $   .95   $  1.06   $   .93
 Cash dividends paid per share  (d)         $   .57   $   .46   $   .34   $   .14   $   .08
 Average basic shares outstanding             2,704     2,704     2,661     2,640     2,641
 Average diluted shares outstanding           2,748     2,770     2,760     2,757     2,716


 PERFORMANCE RATIOS (AVERAGES)
 Net yield on interest-earning assets          4.77%     4.75%     4.59%     4.90%     4.86%
 Return on assets                              1.36%     1.29%     1.07%     1.42%     1.41%
 Return on equity                             16.23%    14.17%    11.20%    13.84%    13.29%
 Overhead ratio                               56.74%    59.76%    63.21%    55.44%    55.42%

EXCLUDING NONRECURRING ITEMS (c)
 Operating net income                       $ 4,292   $ 3,533   $ 3,181   $ 2,911   $ 2,528
 Operating net income per diluted share     $  1.56   $  1.28   $  1.15   $  1.06   $  0.93
 Return on assets                              1.36%     1.29%     1.30%     1.42%     1.41%
 Return on equity                             16.23%    14.17%    13.57%    13.84%    13.29%
 Overhead ratio                               56.74%    59.76%    58.62%    55.44%    55.42%



   (a) 1998 includes $57 first quarter Bryan gain on the sale of land purchased for a new Bryan office.
   (b) 1998 includes $75 non-recurring data processing buyout expense incurred in the fourth quarter.
   (c) Excludes the effects of after-tax merger expenses of $544 and after-tax non-recurring items described in (a) and (b) of $11 in net charges.
   (d) Cash dividends per common share are those of The Savannah Bancorp, Inc. (historical).

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

During 2000, loans increased $45 million, or 22 percent, and deposits increased $58 million, or 25 percent resulting in a decrease in the loan to deposit ratio from 88 percent at the beginning of the year to 86 percent at year-end. Loan growth was fueled by an excellent local economy. Time deposit growth increased due to higher time deposit rates in 2000 compared to other deposit products. A substantial decline in stock prices also caused time deposits to become a more favorable investment for some investors. Future core deposit growth will be accomplished through management attention focused on deposit growth, improved marketing strategies, deposit growth incentives and competitive interest rates.

Both subsidiary banks have a Blanket Floating Lien Agreement with the Federal Home Loan Bank of Atlanta ("FHLB"). Under these agreements, the banks have credit lines up to 75 percent of the book value of their 1-4 family first mortgage loans, or approximately $38.9 million as of December 31, 2000. In addition, the banks had approximately $6.2 million par value of investment securities pledged as collateral at the FHLB. In aggregate, the Company had secured borrowing capacity of approximately $44.9 million of which $14.0 million was advanced at December 31, 2000. These credit arrangements serve as a core funding source as well as liquidity backup for the banks. The Savannah Bank, N.A. and Bryan Bank & Trust have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements. The subsidiary banks also have $20 million of federal funds borrowing lines available from correspondent banks.

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

The Company's cash flow maturity and repricing gap at December 31, 2000, was a $93.0 million asset gap within one year, or 28.9 percent of total interest-earning assets (see Table 3). The Company is asset sensitive within one year primarily because the NOW, savings and money market deposit accounts reprice at 10 percent to 30 percent of the prime rate changes. The short-term asset sensitivity position of the Company indicates that net interest income will be impacted negatively when the prime rate and deposit rates decrease. However, once market rates stop declining, the time deposits that reprice within one year will cause a positive impact on net interest income.

Fixed rate earning assets with maturities over five years totaled $10.2 million, or 3.2 percent of total interest-earning assets. The maturity and repricing gap between one and five years will adjust significantly each year through normal loan and deposit activity. Management uses interest rate risk models run on a quarterly basis to measure interest rate risk and reports the results of such models to the Credit/Asset Liability Committee of the Board of Directors. The models indicate that changes in net interest income resulting from interest rate fluctuations are within acceptable tolerances.

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

The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers. At December 31, 2000, the Company had unfunded commitments to extend credit of $54,683 and outstanding stand-by letters of credit of $1,680. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

TABLE 3 - LONG-TERM MATURITY GAP AND REPRICING DATA

The following is the long-term maturity and repricing data for the Company as of December 31, 2000:



           ($ in 000's)                          1-3        3-12       1-3        3-5       5-15
Interest-bearing assets            Immediate    Months     Months     Years      Years      Years     Total
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Investment securities               $    -     $ 10,525  $   7,682  $  24,767   $ 10,330   $  6,268   $ 59,572
Interest-bearing deposits                -        1,319        -          -          -          -        1,319
Federal funds sold                     9,696      2,760        -          -          -          -       12,456
Loans                                114,862     32,039     54,967     37,559      6,449      3,915    249,791
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total interest-earning assets        124,558     46,643     62,649     62,326     16,779     10,183    323,138
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Interest bearing deposits:
NOW and savings                        7,539        -          -       52,058        -          -       59,597
Money market accounts                  6,204        -          -       28,669        -          -       34,873
Time, $100 and over                      -       13,873     32,008     11,239      3,265        -       60,385
Other Time                               -       17,703     46,530     21,642      3,721        -       89,596
Funds Purchased                        6,735        -          -          -          -          -        6,735
Federal Home Loan Bank Advances          -           42     10,166        426      1,443      1,967     14,044
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total interest-bearing liabilities    20,478     31,618     88,704    114,034      8,429      1,967    265,230
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

GAP-Excess Assets (Liabilities)      104,080     15,025    (26,055)   (51,708)     8,350      8,216     57,908
                                   ---------  ---------  ---------  ---------  ---------  ---------  ---------

GAP-Cumulative-12/31/00             $104,080   $119,105   $ 93,050   $ 41,342   $ 49,692   $ 57,908   $ 57,908
                                   =========  =========  =========  =========  =========  =========  =========

Cumulative Sensitivity Ratio *        6.08       3.29       1.66       1.16       1.19       1.22       1.22
                                   =========  =========  =========  =========  =========  =========  =========


* Cumulative interest-earning assets / cumulative interest-bearing liabilities

FINANCIAL CONDITION AND CAPITAL RESOURCES

The financial condition of the Company can be assessed by examining the changes and relationships in the sources and uses of funds as shown in the consolidated statements of cash flows. Good loan and core deposit growth resulted in an increase of $1,935, or 16 percent, in net interest income. In general, investments have expected maturities of less than five years. Tax-exempt bank qualified municipals total $9.8 million, or approximately 16 percent of the investment portfolio, and have weighted average maturities of approximately 5.3 years. At December 31, 2000, approximately 15.8 percent of equity capital, or $4,530, was invested in bank premises and equipment.

The Savannah Bank, N.A. has classified all investment securities as available for sale since January 1, 1994. Bryan Bank & Trust classified their municipal bonds as held to maturity until their merger with the Company in December 1998. In 2000, a decrease in U.S. Treasury market rates of 100 to 150 basis points caused net unrealized losses on available for sale securities of $1,044 at December 31, 1999 to become net unrealized gains of $123 at December 31, 2000. These amounts are included in shareholders' equity at December 31, 2000 in other accumulated comprehensive income.

The Company's lending and investment policies continue to emphasize high quality growth. Management is not aware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the liquidity, capital resources or operations of the Company. However, weakening economic conditions in latter 2000 could result in slower loan growth and higher loan delinquencies and nonperforming assets.

The Office of the Comptroller of the Currency (OCC) has adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. As of December 31, 2000, the Company and the Bank exceed the minimum requirements necessary to be classified as "well-capitalized."

Total equity capital for the Company is $28,656, or 8.3 percent of total assets. Management expects that the Company's and the Bank's capital ratios will continue to remain above the well-capitalized capital ratio level, even in the event of future substantial increases in market rates. The present capital ratio and expected future earnings will allow the bank to continue its aggressive growth objectives without having to raise additional capital in the near future.


RESULTS OF OPERATIONS

2000 COMPARED WITH 1999

For 2000, net income was $4,292, up 21 percent from $3,533 in 1999. This represented annualized returns of 16.23 percent on average equity and 1.36 percent on average assets for 2000. Earnings were $1.56 per diluted share in 2000 compared to $1.28 in 1999, an increase of 22 percent.

Net interest income growth of 16 percent included a higher net yield on interest-earning assets (net interest margin) caused by rising interest rates of 175 basis points from June 1999 through May 2000 and excellent growth in the loan portfolio. Higher time deposit rates compared to the level prime in the third and fourth quarters began to cause a declining net interest margin.

Net interest income was $13,937 in 2000 compared to $12,002 in 1999, an increase of $1,935, or 16 percent. Average interest-earning assets were up $54 million, or 20 percent in 2000 over 1999. The net yield on interest earning assets increased to 4.77 percent in 2000 from 4.72 percent in 1999.

The provision for loan losses was $745 in 2000 compared to $545 in 1999. Net loan charge-offs totaled $170 in 2000 and $74 in 1999. There was $694 in non-performing assets at December 31, 2000 and $342 at December 31, 1999. The allowance for possible loan losses was 1.35 percent of loans at December 31, 2000 compared with 1.36 percent at December 31, 1999.

Other income was $2,509 in 2000 compared to $2,270 in 1999. Service charges on deposit accounts increased to $1,281 in 2000 from $1,032, an increase of 24 percent. Improved commercial analysis systems and fewer waived overdraft charges were the primary reasons for the increases. Other income included mortgage origination fees of $473 in 2000 and $601 in 1999. Higher mortgage rates during 2000 caused declines in mortgage origination fee income during 2000. Trust fee income was $291 in 2000 and $192 in 1999.

Other expenses were $9,331 in 2000 compared to $8,521 in 1999, an increase of $810, or 9.5 percent. Salary and employee benefit expense increased to $5,099 in 2000 from $4,578, an increase of 11.4 percent. Other operating expenses increased to $ 2,922 or 9 percent. Occupancy expense and equipment combined were $1,310 in 2000, up 3.9 percent over 1999. No significant space or equipment additions were incurred in 2000.

The provision for income taxes was $2,078 in 2000 and $1,673 in 1999. The effective federal and state tax rates were 32.6 percent and 32.1 percent in 2000 and 1999, respectively. The Company has not recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

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

Net interest income was $12,002 in 1999 compared to $10,459 in 1998, an increase of $1,543, or 15 percent. Average interest-earning assets were up $26.5 million, or 11 percent in 1999 over 1998. The prime rate increased 75 basis points to
8.50 percent during July through December 1999 and time deposit rates increased between 50 and 100 basis points during 1999. The net yield on interest earning assets increased to 4.75 percent in 1999 from 4.59 percent in 1998.

The provision for loan losses was $545 in 1999 compared to $435 in 1998. Net loan charge-offs totaled $74 in 1999 and $175 in 1998. There was $342 in non-performing assets at December 31, 1999 and $233 at December 31, 1998. The allowance for possible loan losses was 1.36 percent of loans at December 31, 1999 and 1998.

Other income was $2,270 in 1999 compared to $2,304 in 1998. Other income included mortgage origination fees of $601 in 1999 and $933 in 1998. Higher mortgage rates during 1999 caused declines in mortgage origination fee income during 1999. Trust fee income was $192 in 1999 and $60 in 1998. Other income in 1998 also included the $57 gain from the sale of land by Bryan.

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

The provision for income taxes was $1,673 in 1999 and $1,636 in 1998. The effective federal and state tax rates were 32.1 percent and 38.4 percent in 1999 and 1998, respectively. The decrease in the effective rate was primarily due to certain non-deductible merger expenses in 1998. The Company has not recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.


TABLE 4 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2000 and 1999 are listed below. On December 15, 1998 approximately 937,000 additional shares were issued to shareholders of Bryan Bancorp of Georgia, Inc. in exchange for all of the outstanding stock in Bryan Bancorp of Georgia, Inc. There were approximately 600 holders of record of Company Common Stock and, according to information available to the Company, approximately 630 additional shareholders through brokerage accounts at March 2, 2001.

                                        Market Price per Common Share
                                    -------------------------------------
                                    Fourth     Third    Second     First
         2000                       Quarter   Quarter   Quarter   Quarter
         ----                       -------   -------   -------   -------
         High                        $21.75    $21.25    $19.88    $19.13
         Low                          19.25     18.81     18.06     17.00
         Close                        19.25     20.75     19.25     18.13

         1999
         ----
         High                        $20.75    $22.50    $24.00    $25.00
         Low                          19.00     19.75     21.00     21.50
         Close                        19.70     20.13     22.00     22.44

TABLE 5 - SELECTED QUARTERLY DATA

The following is a summary of unaudited quarterly results for 2000 and 1999.


                                                     2000                              1999
                                     ---------------------------------    -------------------------------
CONDENSED INCOME STATEMENTS           Fourth    Third   Second   First    Fourth   Third   Second   First
----------------------------------------------------------------------    -------------------------------
Net interest income                   $3,680   $3,584   $3,425  $3,248    $3,215  $3,092   $2,946  $2,749
Provision for loan losses                175      195      225     150       155     165      120     105
----------------------------------------------------------------------    -------------------------------
Net interest income after
   provision for loan losses           3,505    3,389    3,200   3,098     3,060   2,927    2,826   2,644
Non-interest income                      639      650      675     545       593     555      557     552
Securities transactions                  -        -        -       -         -       -          8       5
Non-interest expense                   2,394    2,373    2,314   2,250     2,277   2,107    2,111   2,026
----------------------------------------------------------------------    -------------------------------
Income before income taxes             1,750    1,666    1,561   1,393     1,376   1,375    1,280   1,175
Applicable income taxes                  598      537      505     438       430     444      415     384
----------------------------------------------------------------------    -------------------------------
Net income                            $1,152   $1,129   $1,056  $  955    $  946  $  931   $  865  $  791
======================================================================    ===============================

PER SHARE:
    Net income - Basic                $ 0.43   $ 0.42   $ 0.39  $ 0.35    $ 0.35  $ 0.34   $ 0.32  $ 0.29
======================================================================    ===============================
    Net income - Diluted              $ 0.42   $ 0.41   $ 0.38  $ 0.34    $ 0.34  $ 0.34   $ 0.31  $ 0.29
======================================================================    ===============================
    Dividends                         $ 0.15   $ 0.15   $ 0.15  $ 0.12    $ 0.12  $ 0.12   $ 0.12  $ 0.10
======================================================================    ===============================


AVERAGE SHARES OUTSTANDING:
    Basic                              2,700    2,701    2,706   2,709     2,710   2,710    2,706   2,689
======================================================================    ===============================
    Diluted                            2,744    2,745    2,748   2,755     2,766   2,772    2,776   2,772
======================================================================    ===============================

                             SHAREHOLDER INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders of The
Savannah Bancorp, Inc. will be held at 11 a.m., Tuesday, April 17, 2001
Hyatt Regency Savannah
Two West Bay Street
Savannah, Georgia 31401
All shareholders are invited to attend.

The Robinson-Humphrey Co., Inc.
INDEPENDENT ACCOUNTANTS
BDO Seidman, LLP.
Atlanta, Georgia

INVESTOR RELATIONS
Archie H. Davis, President and
Chief Executive Officer
Investor Relations
912/651-8200

TRANSFER AGENT
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ
www.rtco.com   800-368-5948

FORM 10-K
Copies of The Savannah Bancorp, Inc.
Form 10-K may be obtained by contacting:
Robert B. Briscoe, Chief Financial Officer
Or on the Website www.savb.com
912/651-8225
The Savannah Bancorp, Inc.
P.O. Box 188, Savannah, GA  31402

REGISTERED MARKET MAKERS
AnPac Securities, Inc.
Knight Securities, Inc.
The Robinson-Humphrey Co., Inc.
Speer. Leads, Kellog, Inc.
Sterne, Agee & Leach, Inc.
Wachovia Securities, Inc.

COMMON STOCK LISTING
Nasdaq National Market
Stock Symbol - SAVB