Form 10-K, Exhibit 13
period 2001-12-31
SAVANNAH BANCORP INC
filed 2002-03-28
CIK 860519

EXHIBIT 13  - 2001 ANNUAL REPORT TO SHAREHOLDERS

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

                           FINANCIAL STATEMENT SECTION

                                      INDEX

                                                                    Page
                                                                   Number

      Index to Financial Statement Section                          F-1
      Management's Responsibility for Financial Reporting           F-2
      Report of Independent Certified Public Accountants            F-3
      Consolidated Balance Sheets
           December 31, 2001 and 2000                               F-4
      Consolidated Statements of Income for the Years
           Ended December 31, 2001, 2000 and 1999                   F-5
      Consolidated Statements of Changes in Shareholders'
           Equity for the Years Ended December 31, 2001,
           2000 and 1999                                            F-6
      Consolidated Statements of Cash Flows For the Years
           Ended December 31, 2001, 2000 and 1999                   F-7
      Notes to Consolidated Financial Statements                    F-8

      Managements Discussion and Analysis of Financial
      Condition and Results of Operations                           F-19

           Selected Five-Year Financial Data - 1997-2001
              Table 1 - Selected Financial Condition Highlights     F-19
              Table 2 - Selected Operating Highlights               F-20
           Selected Quarterly Data                                  F-21
           Financial Condition and Capital Ratios                   F-21
           Results of Operations
              2001 Compared to 2000                                 F-22
              2000 Compared to 1999                                 F-23

       Liquidity and Interest Rate Sensitivity Management           F-24

            Market Price for Registrant's Common Equity and
              Related Shareholder Matters                           F-26

               MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING



The management of The Savannah Bancorp, Inc. is responsible for the preparation of the consolidated financial statements, related financial data and other financial information in this annual report. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's estimates and judgment where appropriate. Financial information appearing in this annual report is consistent with the consolidated financial statements.

In meeting its responsibility both for the integrity and fairness of these consolidated statements and information, management depends on the accounting system and related internal control structures that are designed to provide reasonable assurance that transactions are authorized and recorded in accordance with established procedures, and that assets are safeguarded and proper and reliable records are maintained.

The consolidated financial statements for The Savannah Bancorp, Inc. have been audited by BDO Seidman, LLP. Their appointment was recommended by the Audit Committee and approved by the Board of Directors. BDO Seidman, LLP expressed their opinion as to the fairness of the consolidated financial statements presented. Their opinion is based on an audit conducted in accordance with generally accepted auditing standards in the United States of America, as described in the second paragraph of their report.

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



         /s/ Archie H. Davis                 /s/ Robert B.Briscoe


         Archie H. Davis                     Robert B. Briscoe
         President and Chief                 Chief Financial
         Executive Officer                   Officer
         January 31, 2002                    January 31, 2002

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of The Savannah Bancorp, Inc.:

     We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. (a Georgia Corporation) and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three years ended December 31, 2001. These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the three years ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ BDO Seidman, LLP


Atlanta, Georgia
January 31, 2002

                  THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                             December 31,
-------------------------------------------------------------------------------
($ in thousands, except share data)                       2001          2000
-------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                $ 17,261        $ 15,130
Interest-bearing deposits in bank                           750           1,319
Federal funds sold                                        4,222          12,456
Securities available for sale, at fair value
(amortized   cost of $62,997 in 2001 and
$59,572 in 2000)                                         64,662          59,771
Loans                                                   284,623         250,436
Less allowance for loan losses                           (3,826)         (3,369)
-------------------------------------------------------------------------------
     Net loans                                          280,797         247,067
Premises and equipment, net                               4,864           4,530
Other assets                                              3,627           3,823
-------------------------------------------------------------------------------

     TOTAL ASSETS                                      $376,183        $344,096
===============================================================================


LIABILITIES
Deposits:
   Non interest-bearing demand                         $ 50,294        $ 47,405
   Interest-bearing demand                               53,388          48,069
   Savings                                               12,583          11,528
   Money market accounts                                 48,601          34,873
   Time, $100,000 and over                               60,815          60,385
   Other time deposits                                   83,942          89,596
-------------------------------------------------------------------------------
     Total deposits                                     309,623         291,856
Federal Home Loan Bank advances                          20,836          14,044
Securities sold under repurchase agreements               8,583           6,547
Federal funds purchased                                   2,802             188
Other liabilities                                         2,268           2,805
-------------------------------------------------------------------------------
     TOTAL LIABILITIES                                  344,112         315,440
-------------------------------------------------------------------------------

Commitments and contingencies (Notes 13 and 15)

SHAREHOLDERS' EQUITY Common stock, par value $1 per share:
   authorized 20,000,000 shares; issued
   2,991,378 and  2,719,614 shares in
   2001 and 2000, respectively                            2,991           2,720
Preferred stock, par value $1 per share:
   authorized 10,000,000 shares, none issued               -               -

Contributed capital                                      18,754          12,822
Retained earnings                                         9,751          13,476
Treasury stock, 25,542 and 25,107 shares
   in 2001 and 2000, respectively                          (457)           (485)
Accumulated other comprehensive income                    1,032             123
-------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                          32,071          28,656
-------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        $376,183        $344,096
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME



                                               For Year Ended December 31,
-----------------------------------------------------------------------------
($ in thousands, except share data)              2001       2000       1999
-----------------------------------------------------------------------------
INTEREST INCOME
Loans                                          $22,238    $22,078    $16,769
Investment securities:
   Taxable                                       3,338      3,019      3,026
   Non-taxable                                     450        476        419
Deposits with banks                                168         77         10
Federal funds sold                                 510        397        518
----------------------------------------------------------------------------
     Total interest income                      26,704     26,047     20,742
----------------------------------------------------------------------------
INTEREST EXPENSE
Deposits                                        11,336     10,546      7,785
Federal Home Loan Bank advances                  1,044        982        464
Other borrowings                                   354        582        491
----------------------------------------------------------------------------
     Total interest expense                     12,734     12,110      8,740
----------------------------------------------------------------------------
NET INTEREST INCOME                             13,970     13,937     12,002
Provision for loan losses                          605        745        545
----------------------------------------------------------------------------
Net interest income after
   Provision for loan losses                    13,365     13,192     11,457
----------------------------------------------------------------------------
OTHER INCOME
Trust fees                                         317        291        192
Service charges on deposit accounts              1,302      1,281      1,032
Mortgage origination fees                          957        473        601
Other income                                       471        464        432
----------------------------------------------------------------------------
     Total other operating revenue               3,047      2,509      2,257
Gains on sales of securities                        13       -            13
----------------------------------------------------------------------------
     Total other income                          3,060      2,509      2,270
----------------------------------------------------------------------------
OTHER EXPENSE
Salaries and employee benefits                   5,488      5,099      4,578
Occupancy expense                                  699        670        667
Equipment expense                                  636        640        594
Other operating expenses                         3,123      2,922      2,682
----------------------------------------------------------------------------
     Total other expense                         9,946      9,331      8,521
----------------------------------------------------------------------------
Income before provision for income taxes         6,479      6,370      5,206
Provision for income taxes                       2,121      2,078      1,673
----------------------------------------------------------------------------
NET INCOME                                     $ 4,358    $ 4,292    $ 3,533
============================================================================

NET INCOME PER SHARE:

     Basic                                     $  1.47    $  1.44     $ 1.19
============================================================================

     Diluted                                   $  1.45    $  1.42     $ 1.16
============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                                                                       Accumulated
                                                                                          Other
($ in thousands, except share data)  Common    Share  Contributed  Retained  Treasury  Comprehensive
                                     Shares    Amount   Capital     Earning    Stock   Income(Loss)   Total
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998         2,719,614  $ 2,720   $13,076   $ 8,438     $(275)    $   516      $24,475
------------------------------------------------------------------------------------------------------------
Comprehensive income:
  Net income                                                        3,533                              3,533
  Other comprehensive income:
  Change in net unrealized loss
    on securities available for
    sale, net of tax                                                                     (1,560)      (1,560)
                                                                                                      ------
      Total comprehensive income                                                                       1,973
Cash dividends - $.46 per share                                    (1,244)                            (1,244)

Exercise of options                                         (38)                272                      234

Purchase of treasury stock                                                     (207)                    (207)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999         2,719,614    2,720    13,038    10,727      (210)     (1,044)      25,231
------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                       4,292                              4,292
   Other comprehensive income:
   Change in net unrealized gain
     on securities available for
     sale, net of tax                                                                     1,167        1,167
                                                                                                      ------
       Total comprehensive  income                                                                     5,459
Cash dividends - $.518 per share                                   (1,543)                            (1,543)

Exercise of options                                        (216)                314                       98

Purchase of treasury stock                                                     (589)                    (589)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000         2,719,614    2,720    12,822    13,476      (485)        123       28,656
------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                       4,358                              4,358
   Other comprehensive income:
   Change in net unrealized gain
     on securities available for
     sale, net of tax                                                                       909          909
                                                                                                      ------
       Total comprehensive income                                                                      5,267
Cash dividends - $.616 per share                                   (1,828)                            (1,828)

Ten percent stock dividend           271,764      271     5,984    (6,255)                              -

Exercise of options                                         (52)                137                       85

Purchase of treasury stock                                                     (109)                    (109)
------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001         2,991,378  $ 2,991   $18,754   $ 9,751     $(457)    $ 1,032      $32,071
------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


($ in thousands)                                For the Year Ended December 31,
-------------------------------------------------------------------------------
OPERATING ACTIVITIES                                  2001      2000     1999
-------------------------------------------------------------------------------
Net income                                          $ 4,358   $ 4,292   $ 3,533
Adjustments to reconcile net income to cash
   Provided by operating activities:
   Provision for loan losses                            605       745       545
   Depreciation and amortization                        545       553       584
   Gains on sales of securities                         (13)      -         (13)
   (Accretion) amortization of
     investment securities discount, net                 (3)       37        91
   Increase in other assets                            (362)     (611)     (245)
   (Decrease) increase  in other liabilities           (496)      934       146
-------------------------------------------------------------------------------
    Net cash provided by operating activities         4,634     5,950     4,641
-------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of investment securities                  (22,512)   (4,509)  (15,834)
Proceeds from sale of investment securities             153       -       1,008
Proceeds from maturities of investment securities    18,950     4,746    16,765
Net increase in loans made to customers             (34,335)  (44,692)  (35,130)
Purchases of premises and equipment                    (877)     (405)     (435)
-------------------------------------------------------------------------------
    Net cash used in investing activities           (38,621)  (44,860)  (33,626)
-------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase in demand, savings and
   money market accounts                             22,991     8,980     2,978
Net (decrease) increase in certificates
   of deposit                                        (5,224)   48,614    (1,088)
Net increase in securities sold under
   agreements to repurchase                           2,036       985     2,888
Net increase (decrease) in federal
   funds purchased                                    2,614      (717)      368
Net increase (decrease) in FHLB advances              6,792    (4,204)   13,798
Purchase of treasury stock                             (109)     (589)     (207)
Dividend payments                                    (1,828)   (1,543)   (1,244)
Exercise of options                                      43        79       169
-------------------------------------------------------------------------------
    Net cash provided by financing activities        27,315    51,605    17,662
-------------------------------------------------------------------------------
INCREASE (DECREASE)IN CASH AND CASH EQUIVALENTS      (6,672)   12,695   (11,323)
Cash and cash equivalents, at beginning of year      28,905    16,210    27,533
-------------------------------------------------------------------------------
Cash and cash equivalents, at end  of year          $22,233   $28,905   $16,210
===============================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid during the year for:
       Interest on deposits and other borrowings    $13,141   $11,470   $ 8,716
       Income taxes                                   2,281     2,141     1,665
    Noncash investing activity:
       Change in net unrealized gain (loss) on
       investment securities available for sale,
       net of income taxes                              909     1,167    (1,560)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS - The Savannah Bancorp, Inc. ("the Company") was incorporated in Georgia on October 5, 1989, to become a bank holding company for The Savannah Bank, N.A. ("Savannah Bank"). The Company is a two-bank holding company that offers a full range of lending, deposit, residential mortgage origination and fiduciary trust products. The primary service area of the Company is the city of Savannah, Georgia, surrounding Chatham County, Richmond Hill, Georgia (20 miles south of downtown Savannah) and Bryan County. The Savannah Bancorp, Inc. merged with Bryan Bancorp of Georgia, Inc., a bank holding company for Bryan Bank & Trust ("Bryan Bank") in Richmond Hill, Georgia on December 15, 1998. The merger was accounted for as a pooling-of-interests transaction.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Company and Savannah Bank and Bryan Bank (the "Subsidiary Banks"). All material intercompany accounts and transactions have been eliminated in consolidation. Certain amounts in the previous years have been reclassified to conform to the current year's presentation.

USE OF ESTIMATES - The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of certain estimates by management. These estimates include primarily the estimation of the allowance for loan losses. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS - For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and interest-bearing deposits with other banks.

INVESTMENT SECURITIES AVAILABLE FOR SALE - Management has classified the entire investment security portfolio as available for sale. Securities available for sale are carried at estimated fair value with unrealized gains and losses, net of deferred income taxes, recorded as a separate component of shareholders' equity.

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

NON-PERFORMING AND IMPAIRED LOANS - The accrual of interest is generally discontinued on all loans, except consumer loans, that become 90 days past due as to principal or interest unless collection of both principal and interest is assured by way of collateralization, guarantees or other security. Generally loans past due 180 days or more are placed on nonaccrual status regardless of collateral. A loan is also considered impaired if its terms are modified in a troubled debt restructuring or if it is in a nonaccruing status. For accruing restructured loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement.

ALLOWANCE FOR LOAN LOSSES - The allowance for loan losses is based on estimates and maintained at a level considered adequate to provide for potential losses inherent in the portfolio based on the current environment. The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio under current economic conditions, underlying collateral value securing loans and such other factors that deserve recognition in estimating loan losses. Actual future losses may be different from estimates due to unforeseen events. Loans that are determined to be uncollectible are charged against the allowance.

PREMISES AND EQUIPMENT - Building, furniture, banking equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives or estimated lease terms including expected lease

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

EARNINGS PER SHARE - Basic earnings per share are calculated based on weighted-average number of shares of common stock outstanding. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and common stock equivalents, consisting of outstanding stock options. Common stock equivalents are determined using the treasury method for diluted shares outstanding. The weighted average common shares outstanding used in the computation of basic earnings per share were 2,958,000, 2,974,000, and 2,974,000 in 2001, 2000 and 1999, respectively. The weighted average common and common equivalent diluted shares outstanding used in the computation of diluted earnings per share were 3,010,000, 3,023,000, and 3,047,000 in 2001, 2000 and
1999, respectively. The differences between diluted and basic shares outstanding are common stock equivalents from stock options outstanding in the years ended December 31, 2001, 2000 and 1999.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - In June, 1998 the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet along with various other related accounting treatments. The provisions of this statement (as amended by FAS 137 and 138) became effective for quarterly and annual reporting periods beginning after June 15, 2000. The Company presently has no derivative or hedging instruments applicable to the provisions of this statement and therefore this statement had no impact on its financial position or results of operations upon adoption.

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES - In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125. SFAS No. 140 revised criteria for accounting for securitizations and other transfers of financial assets and collateral and requires new disclosures, but otherwise carries forward most of SFAS No. 125's provisions without amendment. This statement is effective for reporting periods beginning after March 31, 2001. The Company adopted SFAS No. 140 effective April 1, 2001. SFAS 140 did not have a material impact on the Company's financial position or results of operation.

NEW ACCOUNTING PRONOUNCEMENTS - In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. The Company does not currently have any goodwill, therefore, there is no current impact on the financial statements. SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, addresses accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and expands on the guidance provided by SFAS No. 121 with respect to cash flow estimations. SFAS No. 144 becomes effective for the Company's fiscal year beginning January 1, 2002. There will be no current impact of adoption on its financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 2 - BUSINESS COMBINATIONS

On December 15, 1998, the Company merged with Bryan Bancorp, headquartered in Richmond Hill, Georgia. Each outstanding share of the Bryan Bancorp's common stock was converted into and exchanged for 1.85 shares of the Company's common stock, resulting in the issuance of approximately 1,031,000 shares as restated for the ten-percent stock dividend distributed in May 2001.

NOTE 3 - CASH AND DEMAND BALANCES DUE FROM BANKS

The Company's subsidiary banks are required by the Federal Reserve Bank to maintain minimum cash reserves based on reserve requirements calculated on their deposit balances. Cash reserves of $5,393 and $4,331 were required as of December 31, 2001 and 2000, respectively.

NOTE 4 - SECURITIES AVAILABLE FOR SALE

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2001 and 2000 were as follows:

                                                    2001
                                ------------------------------------------
                                Amortized  Unrealized  Unrealized   Fair
                                   Cost       Gains      Losses     Value
                                ---------  ----------  ----------  -------
Investment securities:
   U. S. Treasury securities      $ 1,001     $    33    $    -    $ 1,034
   U. S. Government agencies       47,737       1,374         -     49,111
   Mortgage-backed securities       3,443          13         (4)    3,452
   State and municipal              8,839         263        (14)    9,088
   Other taxable securities         1,977         -           -      1,977
                                ---------  ----------  ----------  -------
                                  $62,997     $ 1,683    $   (18)  $64,662
                                =========  ==========  ==========  =======

                                                    2000
                                ------------------------------------------
                                Amortized  Unrealized  Unrealized   Fair
                                   Cost       Gains      Losses     Value
                                ---------  ----------  ----------  -------
Investment securities:
   U. S. Treasury securities      $ 1,002     $     6    $    -    $ 1,008
   U. S. Government agencies       45,938         100        (53)   45,985
   Mortgage-backed securities         966         -          (13)      953
   State and municipal              9,612         208         -      9,820
   Other taxable securities         2,054         -          (49)    2,005
                                ---------  ----------  ----------  -------
                                  $59,572     $   314    $  (115)  $59,771
                                =========  ==========  ==========  =======

The distribution of securities by maturity at December 31, 2001 is shown below.


                                               Amortized     Fair
                                                 Cost        Value
Securities available for sale:                  -------     -------
    Due in one year or less                     $18,812     $19,100
    Due after one year through five years        36,677      37,926
    Due after five years through ten years        4,895       4,989
    Due after ten years                           2,613       2,647
                                                -------     -------
Total investment securities                     $62,997     $64,662
                                                =======     =======

At December 31, 2001 and 2000, investment securities with a carrying value of $43,911 and $48,316, respectively, were pledged as collateral to secure public funds, securities sold under repurchase agreements and Federal Home Loan Bank borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 5 - LOANS

The composition of the loan portfolio at December 31, 2001 and 2000 is presented below.

                                                 Percent             Percent
                                                   of                  of
                                         2001     Total      2000     Total
                                      ---------  -------  ---------  -------
   Commercial                          $ 27,633     9.7%   $ 28,061    11.2%
   Real estate - construction and
      development                        39,291    13.8      31,689    12.6
   Real estate -  mortgage              187,558    65.9     164,171    65.6
   Installment and other consumer        30,141    10.6      26,515    10.6
                                      ---------  -------  ---------  -------
   Total Loans                         $284,623   100.0%   $250,436   100.0%
                                      =========  =======  =========  =======

At December 31, 2001 and 2000, there were $587 and $694 in non-performing assets, which were also considered impaired. Included in nonperforming assets at December 31, 2001 and 2000, were nonaccruing loans totaling $503 and $645, respectively.

Changes in the allowance for loan losses are summarized as follows:

                                                   2001     2000     1999
                                                  ------   ------   ------
  Balance at the beginning of the year            $3,369   $2,794   $2,323
  Provision for loan losses                          605      745      545
  Charge-offs                                       (270)    (264)    (168)
  Recoveries                                         122       94       94
                                                  ------   ------   ------
  Balance at the end of the year                  $3,826   $3,369   $2,794
                                                  ======   ======   ======

The Company has granted loans to certain directors and executive officers of the Company and to their related interests. The aggregate amounts of loans were $13,909 and $13,986 at December 31, 2001 and 2000, respectively. During 2001, $15,710 of new loans was made, and repayments totaled $15,787. Unused lines of credit available to related parties aggregated $2,915 and $3,738 at December 31, 2001 and 2000, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2001 and 2000, are summarized as follows:

                                     Depreciable
                                        Lives           2001      2000
                                     -----------       ------    ------
   Land                                   -            $  581    $  581
   Buildings and improvements          39 - 50          2,540     2,305
   Furniture and banking equipment      5 - 15          3,547     3,142
   Leasehold improvements              10 - 39          1,363     1,361
                                                       ------    ------
                                                        8,031     7,389
   Less accumulated depreciation
   and amortization                                     3,167     2,859
                                                       ------    ------
   Premises and equipment, net                         $4,864    $4,530
                                                       ======    ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 7 - DEPOSITS

Total time deposits maturing in one to five years are as follow: 2002 - $111,979; 2003 - $22,041; 2004 - $2,915; 2005 - $5,551; and 2006 and thereafter
- $2,271.

The following table indicates the amount of the Company's time certificates of deposit of $100,000 or more at December 31, 2001 by time remaining until maturity.

                   Maturity Period                        Amount
                   -----------------                     -------
                   Three months or less                  $16,284
                   Over three through six months          12,142
                   Over six through twelve months         19,931
                   Over twelve months                     12,458
                                                         -------
                   Total                                 $60,815
                                                         =======

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

SHORT-TERM ADVANCES - There were no short-term advances from the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2001 and December 31, 2000. The average interest rate was 6.51 percent for the year ended 2000. The maximum amount outstanding at the end of any month was $0 and $20,000 during 2001 and 2000, respectively.

CONVERTIBLE ADVANCES - Convertible advances from the FHLB of $10,000, $5,000 and $2,000 with a fixed interest rate of 4.82, 4.45 and 4.90 percent have a final maturity of December 21, 2010, January 10, 2011 and January 3, 2011, respectively. The advances are convertible to advances with rates equal to the three-month LIBOR rate on December 21, 2001, January 10, 2003, and January 3, 2002, respectively, and quarterly thereafter at the option of the FHLB. Convertible advances from the FHLB of $1,000 with a fixed interest rate of 6.385 percent have a final maturity of August 13, 2009. The advance is convertible to advances with rates equal to the three-month LIBOR rate on August 13, 2004.

If and when the FHLB exercises its option to convert the $10,000, $5,000, and $2,000 advances, the Company has the option to prepay the advances in full without any prepayment penalties. There are prepayment penalties if the FHLB does not exercise its option to convert the advance and the Company wishes to prepay the advance.

LONG -TERM ADVANCES - Long-term advances from the FHLB with maturities from 2006 to 2008 totaled $2,836 and $3,044 at December 31, 2001 and 2000, respectively. The weighted-average interest rates on the long -term advances were 5.81 percent and 5.84 percent during 2001 and 2000, respectively. Aggregate maturities are $211 in 2002, $215 in 2003, $219 in 2004, $224 in 2005, $208 in 2006 and $1,759
thereafter. Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity. The advances are secured by a blanket floating lien agreement which provides a security interest in all unencumbered first mortgage residential loans and by stock in the FHLB. The long-term FHLB advances include prepayment penalties for each advance.

FHLB ADVANCE BORROWING CAPACITY - Savannah Bank and Bryan Bank are shareholders of the FHLB and have access to secured borrowings from the FHLB. Both subsidiary banks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the banks have credit lines up to 75 percent of the book value of its 1-4 family first mortgage loans, or approximately $43.6 million as of December 31, 2001. In addition, the banks had approximately $7.3 million fair value of investment securities pledged as collateral at the FHLB. In aggregate, the Banks had secured borrowing capacity of approximately $50.9 million of which $20.8 million was advanced at December 31, 2001. These credit arrangements serve as a core funding source as well as liquidity backup for the banks. Additional advances are subject to review and approval by FHLB for the purpose and reasons for the advances. Savannah Bank and Bryan Bank have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 9 - SHORT-TERM BORROWINGS

As of December 31, 2001 and 2000, Savannah Bank and Bryan Bank had short-term borrowings totaling $11,385 and $6,735, respectively. The average interest rates were 3.57 percent and 6.08 percent for the years ended 2001 and 2000, respectively. The interest rates on short-term borrowings ranged from 1.75 percent to 2.00 percent at December 31, 2001 and from 5.90 percent to 6.40 percent at December 31, 2000. Short-term borrowings at December 31, 2001 and 2000 consist of securities sold under agreement to repurchase and federal funds purchased. The maximum amount outstanding at the end of any month was $13,742 and $12,726 during 2001 and 2000, respectively. At December 31, 2001 federal funds borrowing arrangements aggregating $20.1 million were available to Savannah Bank and Bryan Bank from correspondent banking institutions. There are no commitment fees and compensating balances are not required. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks. Savannah Bank is a member and shareholder of the Federal Reserve Bank of Atlanta and has access to borrowings at the Federal Reserve Bank discount window.

NOTE 10 - INCOME TAXES

The provision for income taxes is composed of the following for each of the years ended December 31:
                                                   2001     2000     1999
                                                  ------   ------   ------
        Current federal                           $2,236   $2,143   $1,691
        Current state                                128      167       94
                                                  ------   ------   ------
           Total current                           2,364    2,310    1,785
        Deferred federal                            (208)    (197)    (101)
        Deferred state                               (35)     (35)     (11)
                                                   ------   ------   ------
           Total deferred                           (243)    (232)    (112)
                                                   ------   ------   ------
        Provision for income taxes                 $2,121   $2,078   $1,673
                                                   ======   ======   ======

A deferred tax liability of $633 at December 31, 2001 and a deferred tax liability of $75 in 2000 has been recognized for the tax effect of the change in the valuation account for unrealized gains and losses on available for sale securities which are recorded net of tax in the equity section in accordance with SFAS No. 115. During 2001 the Company made an investment of $500 in statutory low income housing property that provides $111 in state income tax credits per year for ten years. The $500 investment will be amortized at $50 per year and recorded as a reduction of the $111 tax credit to a net of $61 benefit per year.

A reconciliation between the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

                                                   2001     2000     1999
                                                  ------   ------   ------
        Tax provision at 34%                      $2,203   $2,166   $1,770
        State tax, net of federal tax benefit         61      105       63
        Tax-exempt interest, net                    (156)    (163)    (133)
        Other                                         13      (30)     (27)
                                                  ------   ------   ------
        Provision for income taxes                $2,121   $2,078   $1,673
                                                  ======   ======   ======

Deferred income tax assets and liabilities are comprised of the following at December 31, 2001 and 2000:

        Deferred tax assets:                       2001     2000
                                                  ------   ------
        Allowance for loan losses                 $1,387   $1,229
        Unrealized losses on securities              -         19
        Unamortized loan fees                         42      -
        Unamortized non-compete costs                 62      -
        Other                                          3       81
                                                  ------   ------
            Total deferred tax assets              1,494    1,329
                                                  ------   ------
        Deferred tax liabilities:
        Unrealized gains on securities               633       94
        Depreciation                                 350      409
        Other                                         20       20
                                                  ------   ------
            Total deferred tax liabilities         1,003      523
                                                  ------   ------
        Net deferred tax assets                   $  491   $  806
                                                  ======   ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 11 - STOCK OPTION PLAN AND BENEFIT PLANS

The Company has an Incentive Stock Option Plan that provides for the granting of incentive stock options (ISOs) to certain key officers for the purchase of shares at the fair market value of the stock at the date of the grant. The number of ISOs and the exercise prices have been adjusted to reflect all stock dividends and splits since the dates of the applicable grants. In April 2000, the shareholders increased the authorized ISO shares available for issuance by 110,000 shares. There are 77,550 remaining ISOs authorized under this plan at December 31, 2001. In May, 1999, 4,400 ISO's were granted at an exercise price of $21.76 and vest over five years and are exercisable over ten years. In April, 2000, 22,000 ISO's were granted at an exercise price of $17.16 and vest over five years and are exercisable over ten years. In April, 2001, 13,200 ISO's were granted at an exercise price of $17.21 and vest over five years and are exercisable over ten years.

Changes in the stock options outstanding are as follows for the three years ended December 31, 2001, 2000 and 1999.

                                 2001               2000               1999
                               Weighted           Weighted           Weighted
                                Average            Average           Average
                               Exercise           Exercise           Exercise
                      Shares    Price    Shares    Price    Shares    Price
                      -------   ------   -------   ------   -------   ------
Outstanding at the
beginning of year     163,845   $12.66   171,627   $11.50   209,880   $10.07
Granted                13,200    17.21    22,000    17.16     4,400    21.76
Exercised              (8,140)    5.24   (22,522)    6.54   (42,653)    5.55
Forfeited                   0       -     (7,260)   17.79         0       -
                      -------   ------   -------   ------   -------   ------
Outstanding at end
of year               168,905    13.37   163,845    12.66   171,627    11.50
                      -------   ------   -------   ------   -------   ------
Exercisable at end
of year               130,350   $11.79   126,693   $10.73   142,478   $ 9.65
                      =======   ======   =======   ======   =======   ======

The Company has chosen to continue to account for its options under the provisions of Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" and thus has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. During 2001, 2000 and 1999, the weighted average fair value of options granted was $6.11, $8.11 and $7.05 per option, respectively. Had compensation cost for the options granted in 2001, 2000 and 1999 been determined based on fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS No. 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts as shown in the following table:


                                                      2001     2000     1999
                                                     ------   ------   ------
     Net Income - as reported                        $4,358   $4,292   $3,533
     Net Income - pro forma                          $4,308   $4,168   $3,435

     Net Income per share - basic - as reported      $ 1.47   $ 1.44   $ 1.19
     Net Income per share - pro forma                $ 1.46   $ 1.40   $ 1.15

     Net Income per share - diluted - as reported    $ 1.45   $ 1.42   $ 1.16
     Net Income per share - diluted - pro forma      $ 1.43   $ 1.38   $ 1.13


The assumptions regarding the stock options issued to executives in 1995 and 1996 are that 100 percent of such options vested on grant date, except for the 9,900 granted in 1996 shares which vest equally during 1997-2001. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions. In 2001: dividend yield of
3.1 percent; expected volatility of 30.0 percent; risk free interest rate of
4.93 percent and expected life of options of 7 years. In 2000: dividend yield of
3.0 percent; expected volatility of 32.5 percent; risk free interest rate of
5.00 percent and expected life of options of 7 years. In 1999: dividend yield of
2.3 percent; expected volatility of 0.19 percent; risk free interest rate of
5.00 percent and expected life of options of 8 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 11 - STOCK OPTION PLAN AND BENEFIT PLANS (CONTINUED)

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate. The plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $204, $190 and $177 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 12 - CAPITAL RATIOS AND DIVIDEND RESTRICTIONS

The subsidiary banks' primary regulators have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation (FDIC) has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the subsidiary bank's financial statements. Management believes as of December 31, 2001, that the Company and the Banks meet all capital adequacy requirements to which they are subject. The following tables show these capital ratios for the Company and the Banks, the regulatory minimum and the well-capitalized capital ratios at December 31, 2001 and 2000:


Capital Ratios             Company          Savannah Bank      Bryan Bank
------------------    -----------------   -----------------  -----------------
Qualifying Capital      2001      2000      2001      2000     2001       2000
------------------    -------   -------   -------   -------   -------   -------
Tier 1 capital        $31,039   $28,533   $20,410   $18,689   $10,060   $ 9,501
Total capital          34,645    31,689    22,894    20,853    10,896    10,492


Average assets for
  the year            364,077   314,461   254,829   222,407   109,037    91,859
Adjusted risk-
  weighted assets     288,274   252,293   198,526   172,947    89,233    79,201

Leverage Ratios
------------------
Tier 1 capital to
  average assets         8.53%     9.07%     8.01%     8.40%     9.23%    10.34%

Risk-based Ratios
-----------------
Tier 1 capital to
  risk-weighted assets  10.77%    11.31%    10.28%    10.81%    11.27%    12.00%
Total capital to
  risk-weighted assets  12.02%    12.56%    11.53%    12.06%    12.21%    13.25%


Following are the regulatory capital ratios minimum ratio and the minimum ratios to be classified as a well-capitalized holding company or Bank:

                                                      Well-
Capital Ratios:                         Minimum    Capitalized
--------------                          -------    -----------
Tier 1 capital to average assets          4.00%       5.00%
Tier 1 capital to risk-weighted assets    4.00%       6.00%
Total capital to risk-weighted assets     8.00%      10.00%

The most recent notification from the subsidiary banks' primary regulators was December 31, 1999 for Savannah Bank and September 30, 2001 for Bryan Bank. They categorized the Savannah Bank and Bryan Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, a bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios of 10.0 percent, 6.0 percent and 5.0 percent, respectively. There are no conditions or events since that notification that management believes have changed the institution's category.

Bank regulators restrict the amount of dividends that banks may pay without obtaining prior approval. At December 31, 2001, $1,794 in retained earnings of the Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Banks. The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 13 - LEASES AND COMMITMENTS

Future minimum payments under noncancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2002
- $301; 2003 - $273; 2004 - $178; 2005 - $80; 2006 - $85 and $125 thereafter.
The land and office space leases contain customary escalation clauses. Additionally, the Company has entered into a non-cancelable data processing servicing agreement which provides for minimum payments as follows: 2002 - $247; 2003 - $254; 2004 - $262; 2005 - $180. The agreement includes a termination clause where the Company may buyout the remainder of the contract for 60 percent of the current monthly contract times the remaining months.

The net rental expense for all office space operating leases amounted to $397 in 2001, $379 in 2000, and $370 in 1999. The leases on the office space have five or ten-year renewal options and require increased rentals under cost of living escalation clauses.

NOTE 14 - OTHER EXPENSE

The components of other operating expense for the years ended December 31, 2001, 2000 and 1999 were as follows:
                                            2001      2000      1999
                                           ------    ------    ------
   Outside data processing                 $  985    $  904    $  809
   Professional and directors fees            313       304       268
   Postage and courier                        244       229       211
   Regulatory exams and audit fees            235       226       188
   Advertising and sales promotion            191       164       163
   Stationery and supplies                    177       178       167
   Telephone                                  132       122       108
   Taxes and licenses                         130       126       125
   Correspondent bank charges                 121       103        97
   Loan costs                                 108       110        69
   Dues and subscriptions                      63        62        59
   Insurance                                   39        40        38
   Other expense                              385       354       380
                                           ------    ------    ------
      Total other operating expenses       $3,123    $2,922    $2,682
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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2001 unfunded commitments to extend credit were $55,132. None of these commitments to extend credit exceeded one year in duration. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2001 and 2000, commitments under letters of credit aggregated approximately $3,476 and $1,680 respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

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

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:


                                        December 31, 2001    December 31, 2000
                                      -------------------   -------------------
                                           Estimated            Estimated
                                       Carrying     Fair    Carrying     Fair
                                        Value      Value      Value      Value
Financial assets:                     --------   --------   --------   --------
  Cash and federal funds sold         $ 21,483   $ 21,483   $ 27,586   $ 27,586
  Interest-bearing deposits                750        750      1,319      1,319
  Securities available for sale         64,662     64,662     59,771     59,771
  Loans                                284,623    287,545    250,436    250,223

Financial liabilities:
  Deposits                            $309,623   $308,865   $291,856   $293,177
  Securities sold under
    repurchase agreements                8,583      8,583      6,547      6,547
  Federal funds purchased                2,802      2,802        188        188
  Federal Home Loan Bank advances       20,836     21,756     14,044     13,898

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

NOTE 17 - THE SAVANNAH BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

The following are condensed balance sheets of the Parent Company at December 31, 2001 and 2000:

ASSETS                            2001      2000
------                          -------    -------
Cash on deposit                 $   349    $   317
Investment securities               -           91
Investment in subsidiaries       31,222     28,344
Premises and equipment              410        -
Other assets                        123         96
                                -------    -------
  Total assets                  $32,104    $28,848
                                =======    =======

LIABILITIES
-----------
Other liabilities               $    33    $   192
                                -------    -------

SHAREHOLDERS' EQUITY
--------------------
Common stock                      2,991      2,720
Capital surplus                  18,754     12,822
Treasury stock                     (457)      (485)
Accumulated other
  comprehensive income            1,032        123
Retained earnings                 9,751     13,476
                                -------    -------
  Total shareholder's equity     32,071     28,656
                                -------    -------
  Total liabilities and
    Shareholders' equity        $32,104    $28,848
                                =======    =======


The operating results of the Parent Company are shown below for the three years ended December 31:

                                     2001     2000     1999
                                    ------   ------   ------
Dividend income from subsidiaries   $2,500   $1,700   $2,295
Interest income                          9        9        3
                                    ------   ------   ------
Net interest & dividend income       2,509    1,709    2,298
Gain on sale of investments             13      -        -
Item processing fees                    81      -        -
                                    ------   ------   ------
 Total income                        2,603    1,709    2,298
                                    ------   ------   ------
 Corporate expenses                    226      222      230
 Item processing expenses              104      -        -
                                    ------   ------   ------
 Other expenses                        330      222      230
                                    ------   ------   ------
 Income before income taxes
   and equity in undistributed
   net income of subsidiaries        2,273    1,487    2,068
 Credit for income taxes                85       80       85
                                    ------   ------   ------
 Income before equity
   in undistributed net
   income of subsidiaries            2,358    1,567    2,153
 Equity in undistributed net
   income of subsidiaries            2,000    2,725    1,380
                                    ------   ------   ------
 Net income                         $4,358   $4,292   $3,533
                                    ======   ======   ======

                                     F-18A

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)

The cash flows of the Parent Company are shown below for the three years ended December 31:

                                     2001      2000      1999
                                    ------    ------    ------
OPERATING ACTIVITIES
Net income                          $4,358    $4,292    $3,533
Adjustments to reconcile net
  income to cash used
  for operations:
    Equity in undistributed
      net income of subsidiaries    (2,000)   (2,725)   (1,380)
    Gain on sale of  assets            (13)      -         -
    Depreciation of equipment           30       -         -
    (Increase)decrease in
      other assets                     (45)      612      (581)
    Decrease in accrued expenses      (117)      (12)      (24)
                                    ------    ------    ------
    Net cash provided by
      operating activities           2,213     2,167     1,548
                                    ------    ------    ------
INVESTING ACTIVITIES
Purchase of investments                -         -        (140)
Proceeds from sale of investment       153       -         -
Purchase of equipment and
  software                            (440)      -         -
                                    ------    ------    ------
    Net cash used in investing
       activities                     (287)      -        (140)
                                    ------    ------    ------
FINANCING ACTIVITIES
Exercise of options                     43        79       169
Purchase of treasury stock            (109)     (589)     (207)
Dividends paid                      (1,828)   (1,543)   (1,244)
                                    ------    ------    ------
    Net cash used in
      financing activities          (1,894)   (2,053)   (1,282)
                                    ------    ------    ------
INCREASE IN CASH AND
    CASH EQUIVALENTS                    32       114       126

    Cash at beginning of year          317       203        77
                                    ------    ------    ------
    Cash at end of year             $  349    $  317     $ 203
                                    ======    ======    ======

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheet; dividend income, interest income, item processing income and $14 of fees paid each year to the Banks in other expenses on the income statements.

                                      F-18B

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

TABLE 1 - SELECTED FINANCIAL CONDITION HIGHLIGHTS - FIVE-YEAR COMPARISON



SELECTED AVERAGE BALANCES                   2001       2000       1999       1998       1997
                                          --------   --------   --------   --------   --------
 Assets                                   $364,077   $314,461   $273,935   $245,014   $205,032
 Loans - net of unearned income            265,189    231,760    186,997    160,262    139,772
 Securities                                 64,299     59,938     59,997     52,448     40,556
 Other interest-earning assets              17,178      7,353     10,677     18,509     12,795
 Total interest-earning assets             346,161    298,406    257,671    231,219    193,123
 Interest-bearing deposits                 256,852    220,651    191,818    181,976    151,478
 Borrowed funds                             30,731     25,053     18,484      7,683      4,241
 Total interest-bearing liabilities        287,583    245,704    210,302    189,659    155,719
 Noninterest-bearing deposits               43,356     39,905     36,724     30,137     26,550
 Total deposits                            300,208    260,556    228,542    212,113    178,028
 Loan to deposit ratio - average                88%        89%        82%        76%        79%
 Shareholders' equity                       30,532     26,439     24,941     23,445     21,040

CREDIT QUALITY DATA
 Nonperforming assets                     $    587   $    694   $    342   $    233   $    497
 Nonperforming loans                           587        694        297        233        497
 Net loan losses                               148        170         74        175        111
 Allowance for loan losses                   3,826      3,369      2,794      2,323      2,063
 Nonperforming assets to total loans          0.20%      0.28%      0.17%      0.14%      0.32%
 Net loan losses to average loans             0.06%      0.07%      0.04%      0.11%      0.08%
 Allowance for loan losses to total loans     1.34%      1.35%      1.36%      1.36%      1.34%

SELECTED FINANCIAL DATA AT PERIOD-END
 Assets                                   $376,183   $344,096   $286,098   $266,380   $229,172
 Interest-earning assets                   352,089    323,138    268,737    242,669    209,920
 Loans - net of unearned income            284,623    250,436    205,914    170,858    154,218
 Deposits                                  309,623    291,856    234,262    232,372    200,444
 Loan to deposit ratio                          92%        86%        88%        74%        77%
 Interest-bearing liabilities              291,550    265,230    218,827    200,680    171,833
 Shareholders' equity                       32,071     28,656     25,231     24,475     22,397
 Shareholders' equity to total assets         8.53%      8.33%      8.82%      9.19%      9.77%
 Dividend payout ratio                       41.95%     35.95%     35.21%     48.78%     22.91%

 Risk-based capital ratios:
   Tier 1 capital to risk-based assets       10.77%     11.31%     12.15%     13.12%     14.20%
   Total capital to risk-based assets        12.02%     12.56%     13.39%     14.36%     15.44%

 Per share:
   Book value                             $   10.81  $   9.66   $   8.46   $   8.29   $   7.71
   Common stock closing price (Nasdaq)    $   20.40  $  17.50   $  17.91   $  23.64   $  21.25

 Common shares outstanding (000s)             2,966     2,965      2,980      2,951      2,904

                                      F-19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)

TABLE 2 - SELECTED OPERATING HIGHLIGHTS - FIVE-YEAR COMPARISON



SUMMARY OF OPERATIONS                       2001       2000       1999       1998       1997
                                          --------   --------   --------   --------   --------
Interest income - taxable equivalent      $ 27,016   $ 26,352   $ 20,990   $ 19,342   $ 16,803
Interest expense                            12,734     12,110      8,740      8,736      7,343
                                          ----------------------------------------------------
Net interest income - taxable equivalent    14,282     14,242     12,250     10,606      9,460
Taxable equivalent adjustment                 (312)      (305)      (248)      (147)      (136)
                                          ----------------------------------------------------
Net interest income                         13,970     13,937     12,002     10,459      9,324
Provision for loan losses                      605        745        545        435        480
                                          ----------------------------------------------------
Net interest income after
  provision for loan losses                 13,365     13,192     11,457     10,024      8,844
                                          ----------------------------------------------------
Other operating revenue
  Trust fees                                   317        291        192         60        -
  Service charges on deposit accounts        1,302      1,281      1,032        849        749
  Mortgage origination fees                    957        473        601        933        479
  Other income (a)                             471        464        432        459        441
  Gains (losses) on sale of securities          13        -           13          3          4
                                          ----------------------------------------------------
Total other income                           3,060      2,509      2,270      2,304      1,673
                                          ----------------------------------------------------
Personnel expense                            5,488      5,099      4,578      4,214      3,405
Occupancy and equipment expense              1,335      1,310      1,261      1,010        846
Nonrecurring merger expenses (b)               -          -          -          619        -
Other expense                                 3,123      2,922     2,682      2,223      1,843
                                          ----------------------------------------------------
Total other expense                           9,946      9,331     8,521      8,066      6,094
                                          ----------------------------------------------------
Income before income taxes                    6,479      6,370     5,206      4,262      4,423
Provision for income taxes                    2,121      2,078     1,673      1,636      1,512
                                          ----------------------------------------------------
Net income                                $   4,358  $   4,292  $  3,533   $  2,626   $  2,911
                                          ====================================================

NET INCOME PER SHARE:
   Basic                                  $    1.47  $    1.44  $   1.19   $   0.90   $   1.00
   Diluted                                $    1.45  $    1.42  $   1.16   $   0.86   $   0.96
Cash dividends paid per share             $    0.62  $    0.52  $   0.42   $   0.31   $   0.13
Average basic shares outstanding              2,958      2,974     2,974      2,927      2,904
Average diluted shares outstanding            3,011      3,023     3,047      3,036      3,033

PERFORMANCE RATIOS (AVERAGES)
Net yield on interest-earning assets           4.13%      4.77%     4.75%      4.59%      4.90%
Return on assets                               1.20%      1.36%     1.29%      1.07%      1.42%
Return on equity                              14.27%     16.23%    14.17%     11.20%     13.84%
Efficiency ratio                              58.40%     56.74%    59.76%     63.21%     55.44%

EXCLUDING NONRECURRING ITEMS (C)
Operating net income                      $   4,358  $   4,292  $  3,533   $  3,181   $  2,911
Operating net income per diluted share    $    1.45  $    1.42  $   1.16   $   1.05   $   0.96
Return on assets                               1.20%      1.36%     1.29%      1.30%      1.42%
Return on equity                              14.27%     16.23%    14.17%     13.57%     13.84%
Efficiency ratio                              58.40%     56.74%    59.76%     58.62%     55.44%

      (a) 1998 includes $57 first quarter Bryan gain on the sale of land purchased for a new Bryan office.
      (b) 1998 includes $75 non-recurring data processing buyout expense incurred in the fourth quarter.
      (c) 1998 excludes the effects of after-tax merger expenses of $544 and after-tax non-recurring items described in (a) and (b) of $11 in net charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)

TABLE 3 - SELECTED

Quarterly Data The following is a summary of unaudited quarterly results for 2001 and 2000.


                                            2000                              2001
                             --------------------------------   -------------------------------
CONDENSED INCOME STATEMENTS   Fourth   Third   Second   First   Fourth   Third   Second   First
-----------------------------------------------------------------------------------------------
Net interest income           $3,524  $3,526   $3,436  $3,484   $3,680  $3,584   $3,425  $3,248
Provision for loan losses        150     150      155     150      175     195      225     150
Net interest income after
  provision for loan losses    3,374   3,376    3,281   3,334    3,505   3,389    3,200   3,098
Non-interest income              859     750      755     683      639     650      675     545
Securities transactions          -        13      -       -        -       -        -       -
Non-interest expense           2,542   2,541    2,467   2,396    2,394   2,373    2,314   2,250
Income before income taxes     1,691   1,598    1,569   1,621    1,750   1,666    1,561   1,393
Applicable income taxes          567     524      490     540      598     537      505     438
Net income                    $1,124  $1,074   $1,079   $1,081  $1,152  $1,129   $1,056  $  955

PER SHARE:
  Net income - Basic          $ 0.38  $ 0.36   $ 0.36   $ 0.37  $ 0.39  $ 0.38   $ 0.36  $ 0.32
  Net income - Diluted        $ 0.37  $ 0.36   $ 0.36   $ 0.36  $ 0.38  $ 0.37   $ 0.35  $ 0.32
  Dividends                   $ 0.16  $ 0.16   $ 0.16   $0.136  $0.136  $0.136   $0.136  $0.109

AVERAGE SHARES OUTSTANDING:
  Basic                        2,958   2,958    2,958    2,960   2,970    2,971   2,977   2,980
  Diluted                      3,012   3,072    3,013    3,005   3,018    3,020   3,032   3,031

FINANCIAL CONDITION AND CAPITAL RESOURCES

The financial condition of the Company can be assessed by examining the capital ratios and the composition of assets and funding sources along with the changes and relationships in the sources and uses of funds as shown in the consolidated statements of cash flows. At December 31, 2001, approximately 15.2 percent of equity capital, or $4,864, was invested in premises and equipment.

The Office of the Comptroller of the Currency (OCC) has adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. As of December 31, 2001, the Company and the Banks exceed the minimum requirements necessary to be classified as "well-capitalized."

Total equity capital for the Company is $32,071, or 8.5 percent of total assets. Management expects that the Company's and the Bank's capital ratios will continue to remain above the well-capitalized capital ratio level, even in the event of future substantial increases in market rates. The present capital ratio and expected future earnings will allow the bank to continue its aggressive growth objectives without having to raise additional capital in the near future.

The subsidiary banks classify all investment securities as available for sale. In 2001, a decrease in shorter term U.S. Treasury market rates of 200 to 400 basis points caused net unrealized gains on available for sale securities of $123 at December 31, 2000 to increase to $1,032 at December 31, 2001. These amounts are included in shareholders' equity at December 31, 2001 in other accumulated comprehensive income. In general, investments have expected maturities of less than five years. Tax-exempt bank qualified municipals total

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)

$9.1 million, or approximately 14 percent of the investment portfolio, and have weighted average maturities of approximately 4.5 years.

The Company's lending and investment policies continue to emphasize high quality growth. Management is not aware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the liquidity, capital resources or operations of the Company. However, weakening economic conditions in 2002 could result in slower loan growth and higher levels of loan delinquencies and nonperforming assets and provisions for loan losses.

RESULTS OF OPERATIONS - 2001 COMPARED WITH 2000

For 2001, net income was $4,358, up 2 percent from $4,292 in 2000. This represented annualized returns of 14.27 percent on average equity and 1.20 percent on average assets for 2001. Earnings were $1.45 per diluted share in 2001 compared to $1.42 in 2000, an increase of 2 percent.

Net interest income was $13,970 in 2001 compared to $13,937 in 2000, an increase of $33. The net yield on interest earning assets (net interest margin) decreased to 4.13 percent in 2001 from 4.77 percent in 2000 primarily due to the decrease in the prime interest rate from 9.50 percent to 4.75 percent during 2001. Average loans increased $34 million to $265.2 million or 14%. Average interest-earning assets were up $48 million, or 16 percent in 2001 over 2000.

The provision for loan losses was $605 in 2001 compared to $745 in 2000. Net loan charge-offs totaled $148 in 2001 and $170 in 2000. There were $587 in non-performing assets at December 31, 2001 and $694 at December 31, 2000. The allowance for possible loan losses was 1.34 percent of loans at December 31, 2001 compared with 1.35 percent at December 31, 2000. Although the Company's loan and asset quality measures do not reflect significant asset quality problems, the weakening national economy, higher unemployment trends, higher levels of business failures and bankruptcies, lower stock prices and the impact of rising interest rates in the future may result in increasing levels of nonperforming assets and provisions for loan losses.

Other income was $3,060 in 2001 compared to $2,509 in 2000. Service charges on deposit accounts increased to $1,302 in 2001 from $1,281. Lower volumes of fees on non-sufficient funds checks resulted in lower than normal growth in service charges. Other income included mortgage origination fees of $957 in 2001 and $473 in 2000. Lower mortgage rates during 2001 resulted in significant increases in mortgage origination fee income during 2001. Trust fee income was $317 in 2001 and $291 in 2000.

Other expenses were $9,946 in 2001 compared to $9,331 in 2000, an increase of $615, or 6.6 percent. Salary and employee benefit expense increased to $5,488 in 2001 from $5,099, an increase of 7.6 percent. Other operating expenses increased to $ 3,123 or 6.9 percent. Occupancy expense and equipment combined were $1,335 in 2001, up 1.9 percent over 2000. Approximately $450 in image item processing equipment and software was installed in existing space during September 2001. The additional depreciation expenses in the fourth quarter were offset by decreasing depreciation costs on fully depreciated assets.

The provision for income taxes was $2,121 in 2001 and $2,078 in 2000. The effective federal and state tax rates were 32.7 percent and 32.6 percent in 2001 and 2000, respectively. The Company has not recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)

RESULTS OF OPERATIONS - 2000 COMPARED WITH 1999

For 2000, net income was $4,292, up 21 percent from $3,533 in 1999. This represented annualized returns of 16.23 percent on average equity and 1.36 percent on average assets for 2000. Earnings were $1.42 per diluted share in 2000 compared to $1.16 in 1999, an increase of 22 percent.

Net interest income growth of 16 percent included a higher net yield on interest-earning assets (net interest margin) caused by the 175 basis point rise in short-term interest rates from June 1999 through May 2000 and excellent growth in the loan portfolio. Higher time deposit rates compared to the level prime rate in the third and fourth quarters began to cause a declining net interest margin.

Net interest income was $13,937 in 2000 compared to $12,002 in 1999, an increase of $1,935, or 16 percent. Average interest-earning assets were up $54 million, or 20 percent in 2000 over 1999. The net yield on interest earning assets increased to 4.77 percent in 2000 from 4.72 percent in 1999.

The provision for loan losses was $745 in 2000 compared to $545 in 1999. Net loan charge-offs totaled $170 in 2000 and $74 in 1999. Nonperforming assets totaled $694 at December 31, 2000 and $342 at December 31, 1999. The allowance for possible loan losses was 1.35 percent of loans at December 31, 2000 compared with 1.36 percent at December 31, 1999.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The objectives of funds management include maintaining adequate liquidity and reasonable harmony between the repricing of interest sensitive assets and liabilities. The goal of liquidity management is to ensure the availability of adequate funds to meet the loan demand and the deposit withdrawal needs of the Bank's customers. This is achieved through maintaining a combination of sufficient liquid assets, core deposit growth and unused capacity to purchase funds in the money markets.

During 2001, loans increased $34 million, or 14 percent, and deposits increased $18 million, or 6 percent resulting in an increase in the loan to deposit ratio from 86 percent at the beginning of the year to 92 percent at year-end. Loan growth was fueled by additions to the lending staff, new customer growth and growth of the existing customer base in a relatively strong local economy. Although overall deposit growth was lower in 2001 than in 2000, the Company had good growth in the demand and money market deposit categories. Some customers moved maturing time deposit balances into short-term money market accounts due to the low differential between interest rates on these deposit products. The Company also added approximately $17 million in fixed rate borrowings from the Federal Home Loan Bank of Atlanta (" FHLB") in late 2000 and early 2001. These borrowings provided excess liquidity for most of 2001 and allowed the banks to be slightly less competitive in the pricing of time deposits.

Future core deposit growth will be accomplished through management attention focused on improved marketing strategies, deposit growth incentives and competitive interest rates. The Savannah Bank, N.A. and Bryan Bank & Trust have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements. Under these agreements, the banks have credit lines up to 75 percent of the book value of their 1-4 family first mortgage loans, or approximately $43.6 million as of December 31, 2001. In addition, the banks had approximately $7.3 million par value of investment securities pledged as collateral at the FHLB. In aggregate, the Company had secured borrowing capacity of approximately $50.9 million of which $20.8 million was advanced at December 31, 2001. These credit arrangements serve as a core funding source as well as liquidity backup for the banks. The subsidiary banks also have $20.1 million of federal funds borrowing lines available from correspondent banks.

The subsidiary banks have the ability to acquire non-local FDIC insured deposits through the Internet and through brokers at interest rates comparable to or below the FHLB borrowing rates, without the collateral requirements.

A continuing objective of the Company's asset liability management policy is to maintain a high level of variable rate assets, including variable rate loans and shorter-maturity investments, to balance against interest rate sensitive liabilities. Interest sensitivity management and its effects on the net interest margin require analyses and actions that take into consideration volumes repriced and the timing and magnitude of interest rate changes.

The Company's cash flow maturity and repricing gap at December 31, 2001 was a $12.1 million asset-sensitive position within one year, or 3.4 percent of total interest-earning assets (see Table 3). The short-term asset sensitivity position of the Company indicates that net interest income will be impacted negatively when the short-term interest rates decline. However, once market rates stop declining, the time deposits that reprice within one year may cause a positive impact on net interest income. However, after the recent dramatic fall in short-term interest rates, the refinancing of fixed rate loans at lower rates will have an offsetting negative impact on net interest income.

Fixed rate earning assets with maturities over five years totaled $14.8 million, or 4.2 percent of total interest-earning assets. The maturity and repricing gap between one and five years will adjust significantly each year through normal loan and deposit activity. Management uses interest rate risk models run on a quarterly basis to measure interest rate risk and reports the results of such models to the Credit/Asset Liability Committee of the Board of Directors. The

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)

models indicate that changes in net interest income resulting from interest rate fluctuations are within acceptable tolerances.

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

The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers. At December 31, 2001, the Company had unfunded commitments to extend credit of $55,132 and outstanding stand-by letters of credit of $3,476. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

TABLE 4 - LONG-TERM MATURITY GAP AND REPRICING DATA

The following is the long-term maturity and repricing data for the Company as of December 31, 2001:



     ($ in 000's)                      1 - 3     3 - 12    1 - 3     3 - 5    5 - 15
Interest-bearing assets    Immediate   Months    Months    Years     Years     Years     Total
                           ---------  --------  --------  --------  --------  --------  --------
Investment securities      $     -    $  5,263  $ 13,175  $ 27,435  $  9,240  $  7,884  $ 62,997
Interest-bearing
deposits                         750       -         -         -         -         -         750
Federal funds sold             4,222       -         -         -         -         -       4,222
Loans                        120,587    21,075    44,129    71,175    20,224     6,930   284,120
                           ---------  --------  --------  --------  --------  --------  --------
Total interest-earning
  assets                     125,559    26,338    57,304    98,610    29,464    14,814   352,089
                           ---------  --------  --------  --------  --------  --------  --------

Interest bearing deposits:
NOW and savings               13,194     6,598    19,791    26,388       -         -      65,971
Money market accounts         14,683     4,550    14,684    14,684       -         -      48,601
Time, $100 and over              -      16,283    32,075     9,320     3,137       -      60,815
Other Time                       -      22,982    40,654    15,622     4,684       -      83,942
Other borrowed funds          11,385       -         -         -         -         -      11,385
Federal Home Loan Bank
  Advances                       -          42       169    15,434     1,432     3,759    20,836
                           ---------  --------  --------  --------  --------  --------  --------
Total interest-bearing
  liabilities                 39,262    50,455   107,373    81,448     9,253     3,759   291,550
                           ---------  --------  --------  --------  --------  --------  --------

GAP-Excess Assets
(Liabilities)                 86,297   (24,117)  (50,069)   17,162    20,211    11,055    60,539
                           ---------  --------  --------  --------  --------  --------  --------
GAP-Cumulative-12/31/01    $  86,297  $ 62,180  $ 12,111  $ 29,273   $49,484  $ 60,539  $ 60,539
                           =========  ========  ========  ========  ========  ========  ========

Cumulative Sensitivity
  Ratio *                       3.20      1.69      1.06      1.11      1.17      1.21      1.21
                           =========  ========  ========  ========  ========  ========  ========

* Cumulative interest-earning assets / cumulative interest-bearing liabilities

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)

TABLE 5 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2001 and 2000 are listed below. There were approximately 600 holders of record of Company Common Stock and, according to information available to the Company, approximately 690 additional shareholders in street name through brokerage accounts at March 1, 2002.

                                  Market Price per Common Share
                             ---------------------------------------
                             Fourth      Third    Second      First
      2001                   Quarter    Quarter   Quarter    Quarter
      ----                   -------    -------   -------    -------
      High                    $20.50     $20.78    $25.00     $18.64
      Low                      18.65      19.01     17.05      17.39
      Close                    20.40      20.00     19.70      17.50

      2000
      ----
      High                    $19.77     $19.32    $18.00     $17.39
      Low                      17.50      17.10     16.42      15.45
      Close                    17.50      18.86     17.50      16.48

 THIS PAGE INTENTIONALLY LEFT BLANK AS A DIVIDER PAGE FOR THE FINANCIAL SECTION
                        AND AS A PLACE FOR READER NOTES

 THIS PAGE INTENTIONALLY LEFT BLANK AS A DIVIDER PAGE FOR THE FINANCIAL SECTION
                        AND AS A PLACE FOR READER NOTES