Form 10-K, Exhibit 13
period 2002-12-31
SAVANNAH BANCORP INC
filed 2003-03-27
CIK 860519

EXHIBIT 13  - 2002 ANNUAL REPORT TO SHAREHOLDERS [FINANCIAL SECTIONS ONLY]


                         [PAGE ONE FINANCIAL HIGHLIGHTS]


                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                           DECEMBER 31, 2002 AND 2001

                                                                     % INCREASE
BALANCE SHEET AT DECEMBER 31,                      2002        2001   (DECREASE)
--------------------------------------------------------------------------------
(Amounts in thousands, except per share data)

Total assets                                     $437,598    $376,183      16
Interest-earning assets                           394,756     352,089      12
Loans                                             336,775     284,623      18
Allowance for loan losses                           4,373       3,826      14
Non-performing assets                               2,114         587     260
Deposits                                          363,044     309,623      17
Interest-bearing liabilities                      337,213     291,550      16
Shareholders' equity                               34,756      32,071      8.4
Allowance for possible
   loan losses to total loans                        1.30%       1.34%    (3.0)
Nonperforming assets to total loans                  0.63%       0.21%     200
Loan to deposit ratio                               92.76%      91.93%     0.9
Equity to assets                                     7.94%       8.53%    (6.9)
Tier 1 capital to risk-weighted assets               9.99%      10.77%    (7.2)
Book value per share                             $  10.59    $   9.82      7.7
Outstanding shares                                  3,281       3,263      0.6

                                                                     % INCREASE
SELECTED AVERAGE BALANCES                          2002        2001   (DECREASE)
--------------------------------------------------------------------------------
Total assets                                     $396,836    $364,077      9.0
Interest-earning assets                           376,403     346,161      8.7
Loans                                             307,285     265,189      16
Deposits                                          326,813     300,208      8.9
Interest-bearing liabilities                      305,904     287,583      6.4
Shareholders' equity                               33,398      30,532      9.4

EARNINGS AND PERFORMANCE DATA                                        % INCREASE
FOR THE YEARS ENDED DECEMBER 31,                   2002        2001   (DECREASE)
--------------------------------------------------------------------------------
NET INCOME                                       $  4,508    $  4,358      3.4
Return on average assets                             1.14%       1.20%    (5.0)
Return on average equity                            13.50%      14.27%    (5.4)
Net interest margin                                  4.10%       4.13%    (0.7)
Efficiency ratio                                    60.65%      58.40%     3.9

EARNINGS PER SHARE:
Basic                                            $   1.37    $   1.34      2.2
Diluted                                          $   1.35    $   1.32      2.3
Dividends                                        $   0.61    $   0.56      8.9

AVERAGE OUTSTANDING SHARES:
Basic                                               3,280       3,254      0.8
Diluted                                             3,328       3,312      0.5

* All share and per share amounts have been restated for a ten percent stock dividend in February 2003.

                  THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           FINANCIAL STATEMENT SECTION

                                      INDEX
                                                                         Page
                                                                        Number
                                                                        ------
  Index to Financial Statement Section                                    F-1
  Management's Responsibility for Financial Reporting                     F-2
  Report of Independent Certified Public Accountants                      F-3
  Consolidated Balance Sheets
     December 31, 2002 and 2001                                           F-4
  Consolidated Statements of Income for the Years
     Ended December 31, 2002, 2001 and 2000                               F-5
  Consolidated Statements of Changes in Shareholders'
     Equity for the Years Ended December 31, 2002,
     2001 and 2000                                                        F-6
  Consolidated Statements of Cash Flows for the Years
     Ended December 31, 2002, 2001 and 2000                               F-7
  Notes to Consolidated Financial Statements                              F-8

  Managements Discussion and Analysis of Financial
    Condition and Results of Operations                                   F-20

       Selected Five-Year Financial Data - 1998-2002
          Table 1 - Selected Financial Condition Highlights               F-20
          Table 2 - Selected Operating Highlights                         F-21

       Selected Quarterly Data                                            F-22

       Financial Condition and Capital Ratios                             F-23

       Results of Operations
          2002 Compared to 2001                                           F-25
          2001 Compared to 2000                                           F-25

       Liquidity and Interest Rate Sensitivity Management                 F-26

       Market Price for Registrant's Common Equity and
          Related Shareholder Matters                                     F-29

       Average Balance Sheet and Rate/Volume Analysis - 2002 vs. 2001     F-30

       Average Balance Sheet and Rate/Volume Analysis - 2001 vs. 2000     F-31

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

The consolidated financial statements for The Savannah Bancorp, Inc. have been audited by BDO Seidman, LLP. Their appointment was recommended by the Audit Committee and approved by the Board of Directors. BDO Seidman, LLP expressed their opinion as to whether the consolidated financial statements are fairly presented. Their opinion is based on an audit conducted in accordance with generally accepted auditing standards in the United States of America, as described in the second paragraph of their report.

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


         /S/ Archie H. Davis                      /s/ Robert B. Briscoe

         Archie H. Davis                          Robert B. Briscoe
         President and Chief                      Chief Financial
         Executive Officer                        Officer
         January 24, 2003                         January 24, 2003

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Shareholders of The Savannah Bancorp, Inc.:

         We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. (a Georgia Corporation) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended in the period December 31, 2002. These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years ended in the period December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



/s/ BDO SEIDMAN, LLP

Atlanta, Georgia
January 24, 2003

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS


                                                               December 31,
--------------------------------------------------------------------------------
($ in thousands, except share data)                          2002         2001
--------------------------------------------------------------------------------
ASSETS
Cash and due from banks                                   $ 34,932     $ 17,261
Interest-bearing deposits in bank                            6,061          750
Federal funds sold                                             733        4,222
Securities available for sale, at fair value (amortized
  cost of $53,112 in 2002 and $62,997 in 2001)              54,898       64,662
Loans                                                      336,775      284,623
Less allowance for loan losses                              (4,373)      (3,826)
--------------------------------------------------------------------------------
       Net loans                                           332,402      280,797
Premises and equipment, net                                  4,804        4,864
Other real estate owned                                        117          -
Other assets                                                 3,651        3,627
--------------------------------------------------------------------------------
       Total assets                                       $437,598     $376,183
================================================================================

LIABILITIES
Deposits:
   Non interest-bearing demand                            $ 63,450     $ 50,294
   Interest-bearing demand                                  81,376       53,388
   Savings                                                  14,196       12,583
   Money market accounts                                    62,537       48,601
   Time, $100,000 and over                                  59,989       60,815
   Other time deposits                                      81,496       83,942
-------------------------------------------------------------------------------
       Total deposits                                      363,044      309,623
Federal Home Loan Bank advances                             20,625       20,836
Securities sold under repurchase agreements                 14,088        8,583
Federal funds purchased                                      2,906        2,802
Other liabilities                                            2,179        2,268
--------------------------------------------------------------------------------
       TOTAL LIABILITIES                                   402,842      344,112
--------------------------------------------------------------------------------
Commitments and contingencies  (Notes 13 and 15)

SHAREHOLDERS' EQUITY
  Common stock, par value $1 per share:  authorized
     20,000,000 shares; issued 2,991,378 shares in
     2002 and 2001, respectively                             2,991        2,991
  Preferred stock, par value $1 per share:
     authorized 10,000,000 shares, none issued                 -            -
  Contributed capital                                       18,557       18,754
  Retained earnings                                         12,261        9,751
  Treasury stock, 8,450 and 25,542 shares
     in 2002 and 2001, respectively                           (161)        (457)
  Accumulated other comprehensive income                     1,108        1,032
--------------------------------------------------------------------------------
       TOTAL SHAREHOLDERS' EQUITY                           34,756       32,071
--------------------------------------------------------------------------------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $437,598     $376,183
================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                                   For Year Ended December 31,
--------------------------------------------------------------------------------
($ in thousands, except share data)             2002         2001         2000
--------------------------------------------------------------------------------
INTEREST INCOME
Loans                                         $20,244      $22,238      $22,078
Investment securities:
   Taxable                                      2,626        3,338        3,019
   Non-taxable                                    425          450          476
Deposits with banks                                72          168           77
Federal funds sold                                145          510          397
--------------------------------------------------------------------------------
      Total  interest income                   23,512       26,704       26,047
--------------------------------------------------------------------------------
INTEREST EXPENSE
Deposits                                        7,104       11,336       10,546
Federal Home Loan Bank advances                 1,040        1,044          982
Other borrowings                                  258          354          582
--------------------------------------------------------------------------------
      Total interest expense                    8,402       12,734       12,110
--------------------------------------------------------------------------------
NET INTEREST INCOME                            15,110       13,970       13,937
Provision for loan losses                         750          605          745
--------------------------------------------------------------------------------
Net interest income after
   Provision for loan losses                   14,360       13,365       13,192
--------------------------------------------------------------------------------
OTHER INCOME
Trust fees                                        353          317          291
Service charges on deposit accounts             1,576        1,302        1,281
Mortgage origination fees                       1,292          957          473
Other income                                      469          471          464
--------------------------------------------------------------------------------
      Total other operating revenue             3,690        3,047        2,509
Gains on sales of securities                      -             13          -
--------------------------------------------------------------------------------
      Total other income                        3,690        3,060        2,509
--------------------------------------------------------------------------------
OTHER EXPENSE
Salaries and employee benefits                  6,688        5,488        5,099
Occupancy expense                                 835          699          670
Equipment expense                                 784          636          640
Other operating expenses                        3,095        3,123        2,922
--------------------------------------------------------------------------------
      Total other expense                      11,402        9,946        9,331
--------------------------------------------------------------------------------
Income before provision for income taxes        6,648        6,479        6,370
Provision for income taxes                      2,140        2,121        2,078
--------------------------------------------------------------------------------
NET INCOME                                    $ 4,508      $ 4,358      $ 4,292
================================================================================

NET INCOME PER SHARE:

      Basic                                   $  1.37      $  1.34      $  1.31
================================================================================

      Diluted                                 $  1.35      $  1.32      $  1.29
================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

* Per share amounts have been restated for a 10 percent stock dividend distributed on February 24, 2003.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                Accumulated
                                                                                                   Other
($ in thousands, except share data)      Common     Share    Contributed   Retained  Treasury   Comprehensive
                                         Shares     Amount     Capital     Earnings    Stock    Income (Loss)     Total
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999             2,719,614    $2,720     $13,038      $10,727   $(210)      $(1,044)       $25,231
------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                 4,292                                4,292
   Other comprehensive income:
   Change in net unrealized gain
      on securities available for
      sale, net of tax                                                                              1,167          1,167

           Total comprehensive income                                                                              5,459
Cash dividends - $.518 per share                                             (1,543)                              (1,543)

Exercise of options                                               (216)                 314                           98

Purchase of treasury stock                                                             (589)                        (589)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000             2,719,614     2,720      12,822       13,476    (485)          123         28,656
------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                 4,358                                4,358
   Other comprehensive income:
   Change in net unrealized gain
      on securities available for
      sale, net of tax                                                                                909            909
                                                                                                                   -----
           Total comprehensive income                                                                              5,267
Cash dividends - $.616 per share                                             (1,828)                              (1,828)

Ten percent stock dividend               271,764       271       5,984       (6,255)                                 -

Exercise of options                                                (52)                 137                           85

Purchase of treasury stock                                                             (109)                        (109)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001             2,991,378     2,991      18,754        9,751    (457)        1,032         32,071
------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                                 4,508                                4,508
   Other comprehensive income:
   Change in net unrealized gain
      on securities available for
      sale, net of tax                                                                                 76             76
                                                                                                                   -----
           Total comprehensive income                                                                              4,584
Cash dividends - $.67 per share                                              (1,998)                              (1,998)

Exercise of options                                               (197)                 337                          140

Purchase of treasury stock                                                              (41)                         (41)
------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002             2,991,378    $2,991     $18,557      $12,261   $(161)       $1,108        $34,756
------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)                                 For the Year Ended December 31,
--------------------------------------------------------------------------------
OPERATING ACTIVITIES                                 2002       2001     2000
--------------------------------------------------------------------------------
Net income                                         $ 4,508   $ 4,358   $ 4,292
Adjustments to reconcile net income to cash
   Provided by operating activities:
   Provision for loan losses                           750       605       745
   Depreciation and amortization                       681       545       553
   Gains on sales of securities                        -         (13)      -
   Amortization  (accretion) of investment
      securities premium (discount), net               133        (3)       37
   Increase in other assets                           (186)     (362)     (611)
   (Decrease) increase in other liabilities            (62)     (496)      934
--------------------------------------------------------------------------------
       Net cash provided by operating activities     5,824     4,634     5,950
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
Purchases of investment securities                 (13,159)  (22,512)   (4,509)
Proceeds from sale of investment securities            -         153       -
Proceeds from maturities of investment securities   22,911    18,950     4,746
Net increase in loans made to customers            (52,355)  (34,335)  (44,692)
Purchases of premises and equipment                   (621)     (877)     (405)
--------------------------------------------------------------------------------
       Net cash used in investing activities       (43,224)  (38,621)  (44,860)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase in demand, savings and money market
   accounts                                         56,693    22,991     8,980
Net (decrease) increase in certificates of deposit  (3,272)   (5,224)   48,614
Net increase in securities sold under agreements
    to repurchase                                    5,505     2,036       985
Net increase (decrease) in federal funds purchased     104     2,614      (717)
Net (decrease) increase in FHLB advances              (211)    6,792    (4,204)
Purchase of treasury stock                             (41)     (109)     (589)
Dividend payments                                   (1,998)   (1,828)   (1,543)
Exercise of options                                    113        43        79
--------------------------------------------------------------------------------
       Net cash provided by financing activities    56,893    27,315    51,605
--------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS    19,493    (6,672)  (12,695)
Cash and cash equivalents, at beginning of year     22,233    28,905    16,210
--------------------------------------------------------------------------------
Cash and cash equivalents, at end of year          $41,726   $22,233   $28,905
================================================================================

--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year for:
     Interest on deposits and other borrowings     $ 8,772   $13,141   $11,470
     Income taxes                                    2,120     2,281     2,141
  Noncash investing activity:
     Change in net unrealized gain (loss) on
        investment securities available for sale,
        net of income taxes                             76       909     1,167

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS - The Savannah Bancorp, Inc. ("the Company") is a two-bank holding company that offers a full range of lending, deposit, residential mortgage origination and fiduciary trust products. The primary service area of the Company is the city of Savannah, Georgia, surrounding Chatham County, Richmond Hill, Georgia (20 miles south of downtown Savannah) and Bryan County. The Savannah Bancorp, Inc. merged with Bryan Bancorp of Georgia, Inc., a bank holding company for Bryan Bank & Trust ("Bryan Bank") in Richmond Hill, Georgia on December 15, 1998.

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

IVESTMENT SECURITIES AVAILABLE FOR SALE - Management has classified the entire investment security portfolio as available for sale. Securities available for sale are carried at estimated fair value with unrealized gains and losses, net of deferred income taxes, recorded as a separate component of shareholders' equity.

LOANS AND LOAN FEES - Loans are stated at principal amounts outstanding reduced by unearned income and an allowance for loan losses. Interest income on loans is recognized to reflect a constant rate of return on net funds outstanding. Accrual of interest income is discontinued when management believes the collection of interest or principal is doubtful. Accrued interest is reversed and charged against current income when management believes, after considering economic and business conditions and collection efforts, that the ultimate collection of interest accrued in the current year is doubtful. Interest accrued in prior years is charged against the allowance for loan losses when collection is doubtful.

Generally, the Company recognizes loan fees to the extent costs are incurred in the origination of the loans. For certain loans, fees in excess of origination costs are deferred and amortized over the life of the loan. The methodology applied by the Company does not differ materially from generally accepted accounting principles.

NON-PERFORMING AND IMPAIRED LOANS - The accrual of interest is generally discontinued on all loans, except consumer loans, that become 90 days past due as to principal or interest unless collection of both principal and interest is assured by way of collateralization, guarantees or other security. Generally loans past due 180 days or more are placed on nonaccrual status regardless of collateral. A loan is considered impaired if its terms are modified in a troubled debt restructuring or if it is in a nonaccruing status. For accruing restructured loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement.

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

EARNINGS PER SHARE - Basic earnings per share are calculated based on weighted-average number of shares of common stock outstanding. Diluted earnings per share is calculated based on the weighted average number of shares of common stock outstanding and common stock equivalents, consisting of outstanding stock options. Common stock equivalents are determined using the treasury method for diluted shares outstanding. The weighted average common shares outstanding used in the computation of basic earnings per share were 3,280,000, 3,254,000, and 3,272,000 in 2002, 2001 and 2000, respectively. The weighted average common and common equivalent diluted shares outstanding used in the computation of diluted earnings per share were 3,328,000, 3,312,000, and 3,325,000 in 2002, 2001 and
2000 respectively. The differences between diluted and basic shares outstanding are common stock equivalents from stock options outstanding in the years ended December 31, 2002, 2001 and 2000.

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

ACCOUNTING OF CERTAIN FINANCIAL INSTITUTIONS - In October 2002, the FASB issued SFAS 147, "Accounting of Certain Financial Institutions." The statement removes acquisitions of financial institutions, except for transactions between two or more mutual enterprises, from the scope of SFAS 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." In addition, this statement amends SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions. This statement is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to the impairment and disposal accounting for certain acquired long-term customer-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets are effective on October 1, 2002. The Company currently anticipates that adoption of this statement will not have a material impact on its financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)



NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ACCOUNTING FOR STOCK-BASED COMPENSATION-TRANSITION AND DISCLOSURES - In December 2002, the FASB issued FAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Company has chosen to continue to account for its options under the provisions of Accounting Principles Board Statement No. 25, "Accounting for Stock Issued to Employees" and thus has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. During 2002, 2001 and 2000, the weighted average fair value of options granted was $6.37, $6.11 and $8.11 per option, respectively. Had compensation cost for the options granted in 2002, 2001 and 2000 been determined based on fair value at the grant date for awards in 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Corporation's net income and net income per share would have been reduced to the pro forma amounts as shown in the following table:

                                                     2002      2001       2000
                                                    ------    ------     ------
   Net Income - as reported                         $4,508    $4,358     $4,292
   Stock-based compensation cost, net of tax            82        50        124
   Net Income - pro forma                           $4,426    $4,308     $4,168

   Net Income per share - basic - as reported       $ 1.37    $ 1.34     $ 1.31
   Net Income per share - pro forma                 $ 1.35    $ 1.32     $ 1.27

   Net Income per share - diluted - as reported     $ 1.35    $ 1.32     $ 1.29
   Net Income per share - diluted - pro forma       $ 1.33    $ 1.30     $ 1.25

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions. In 2002: dividend yield of 3.02 percent; expected volatility of 30.0 percent; risk free interest rate of 4.59 percent and expected life of options of 7.5 years. In 2001: dividend yield of 3.1 percent; expected volatility of 30.0 percent; risk free interest rate of 4.93 percent and expected life of options of 7 years. In 2000: dividend yield of 3.0 percent; expected volatility of 32.5 percent; risk free interest rate of 5.00 percent and expected life of options of 7 years.


NOTE 2 - BUSINESS COMBINATIONS

On December 15, 1998, the Company merged with Bryan Bancorp, headquartered in Richmond Hill, Georgia. Each outstanding share of the Bryan Bancorp's common stock was converted into and exchanged for 1.85 shares of the Company's common stock, resulting in the issuance of approximately 1,134,000 shares as restated for the ten-percent stock dividends distributed in May 2001 and February 2003.


NOTE 3 - CASH AND DEMAND BALANCES DUE FROM BANK

The Company's subsidiary banks are required by the Federal Reserve Bank to maintain minimum cash reserves based on reserve requirements calculated on their deposit balances. Cash reserves of $959 and $5,393 were required as of December 31, 2002 and 2001, respectively. The reduction in the required reserves resulted from implementation of a Federal Reserve Bank approved deposit reclassification process implemented in November 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 4 - SECURITIES AVAILABLE FOR SALE

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2002 and 2001 were as follows:

                                                       2002
                                 ----------------------------------------------
                                 Amortized   Unrealized   Unrealized    Fair
                                    Cost        Gains       Losses      Value
                                 ----------  ----------  ----------  ----------
Investment securities:
  U. S. Treasury securities         $ 1,000     $     3     $   -       $ 1,003
  U. S. Government agencies          35,003       1,246         -        36,249
  Mortgage-backed securities          7,647         135         -         7,782
  State and municipal                 7,860         402         -         8,262
  Other taxable securities            1,602         -           -         1,602
                                 ----------  ----------  ----------  ----------
                                    $53,112     $ 1,786     $   -       $54,898
                                 ==========  ==========  ==========  ==========

                                                       2001
                                 ----------------------------------------------
                                 Amortized   Unrealized   Unrealized    Fair
                                    Cost        Gains       Losses      Value
                                 ----------  ----------  ----------  ----------
Investment securities:
   U. S. Treasury securities        $ 1,001     $    33     $   -       $ 1,034
   U. S. Government agencies         47,737       1,374         -        49,111
   Mortgage-backed securities         3,443          13          (4)      3,452
   State and municipal                8,839         263         (14)      9,088
   Other taxable securities           1,977         -           (49)      1,977
                                 ----------  ----------  ----------  ----------
                                    $62,997     $ 1,683     $   (18)    $64,662
                                 ==========  ==========  ==========  ==========

The distribution of securities by maturity or expected call date at December 31, 2002 is shown below.


                                                    Amortized
                                                       Cost     Fair Value
Securities available for sale:                      ----------   ----------
   Due in one year or less                             $19,674      $19,894
   Due after one year through five years                23,767       25,096
   Due after five years through ten years                7,074        7,273
   Due after ten years                                   2,597        2,635
                                                    ----------   ----------
Total investment securities                            $53,112      $54,898
                                                    ==========   ==========

At December 31, 2002 and 2001, investment securities with a carrying value of $41,161 and $43,911, respectively, were pledged as collateral to secure public funds, securities sold under repurchase agreements and Federal Home Loan Bank borrowings.

NOTE 5 - LOANS

The composition of the loan portfolio at December 31, 2002 and 2001 is presented below.

                                                           Percent                 Percent
                                                2002      of Total      2001      of Total
                                              --------    --------    --------    --------
Cmmercial                                     $ 28,821        8.6%    $ 27,633        9.7%
Real estate - construction and development      44,306       13.1       39,291       13.8
Real estate -  mortgage                        231,049       68.6      187,558       65.9
Installment and other consumer                  32,599        9.7       30,141       10.6
                                              --------    --------    --------    --------
     Total Loans                              $336,775      100.0%    $284,623      100.0%
                                              ========    ========    ========    ========

                                      F-11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 5 - LOANS (continued)

At December 31, 2002 and 2001, there were $2,114 and $587 in non-performing assets, which were also considered impaired. Included in nonperforming assets at December 31, 2002 and 2001, were nonaccruing loans totaling $1,925 and $503, respectively.

Changes in the allowance for loan losses are summarized as follows:

                                                    2002      2001      2000
                                                   ------    ------    ------
  Balance at the beginning of the year             $3,826    $3,369    $2,794
  Provision for loan losses                           750       605       745
  Charge-offs                                        (293)     (270)     (264)
  Recoveries                                           90       122        94
                                                   ------    ------    ------
  Balance at the end of the year                   $4,373    $3,826    $3,369
                                                   ======    ======    ======

The Company has granted loans to certain directors and executive officers of the Company and to their related interests. The aggregate amounts of loans were $16,209 and $13,909 at December 31, 2002 and 2001, respectively. During 2002, $11,354 of new loans was made, and repayments totaled $9,054. Unused lines of credit available to related parties aggregated $3,734 and $2,915 at December 31, 2002 and 2001, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.


NOTE 6 - PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2002 and 2001, are summarized as follows:

                                       Depreciable Lives     2002       2001
                                       -----------------    ------     ------
  Land                                        -             $  698     $  581
  Buildings and improvements               39 - 50           2,396      2,540
  Furniture and banking equipment           5 - 15           4,055      3,547
  Leasehold improvements                   10 - 39           1,336      1,363
                                                            ------     ------
                                                             8,485      8,031
  Less accumulated depreciation
     and amortization                                        3,681      3,167
                                                            ------     ------
  Premises and equipment, net                               $4,804     $4,864
                                                            ======     ======

NOTE 7 - DEPOSITS

Total time deposits maturing in one to five years are as follow: 2003 - $106,162; 2004 - $15,070; 2005 - $9,124; 2006 - $2,619; and 2007 and thereafter
- $8,510.

The following table indicates the amount of the Company's time certificates of deposit of $100,000 or more at December 31, 2002 by time remaining until maturity.

                  Maturity Period                   Amount
           ------------------------------          -------
           Three months or less                    $15,721
           Over three through six months            12,941
           Over six through twelve months           17,661
           Over twelve months                       13,666
                                                   -------
               Total                               $59,989
                                                   =======
                                      F-12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 8 - FEDERAL HOME LOAN BAK ADVANCES

SHORT-TERM ADVANCES - There were no short-term advances from the Federal Home Loan Bank of Atlanta (FHLB) at December 31, 2002 and December 31, 2001. The average interest rate for borrowings during 2002 was 1.97 percent. The maximum amount outstanding at the end of any month was $4,000 and $0 during 2002 and 2001, respectively.

CONVERTIBLE ADVANCES - Convertible advances from the FHLB of $10,000, $5,000 and $2,000 with a fixed interest rate of 4.82, 4.45 and 4.90 percent have a final maturity of December 21, 2010, January 10, 2011 and January 3, 2011, respectively. The advances became convertible to advances with rates equal to the three-month LIBOR rate on December 21, 2001, January 10, 2003, and January 3, 2002, respectively. They are convertible quarterly thereafter at the option of the FHLB. Convertible advances from the FHLB of $1,000 with a fixed interest rate of 6.385 percent have a final maturity of August 13, 2009. The advance is convertible to advances with rates equal to the three-month LIBOR rate on August 13, 2004.

If and when the FHLB exercises its option to convert the $10,000, $5,000, and $2,000 advances, the Company has the option to prepay the advances in full without any prepayment penalties. There are prepayment penalties if the FHLB does not exercise its option to convert the advance and the Company elects to prepay the advance.

LONG-TERM ADVANCES - Long-term advances from the FHLB with maturities from 2006 to 2008 totaled $2,624 and $2,836 at December 31, 2002 and 2001, respectively. The weighted-average interest rates on the long -term advances were 5.78 percent during 2002 and 2001. Aggregate maturities are $215 in 2003, $219 in 2004, $223 in 2005, $208 in 2006, $193 in 2007 and $1,566 thereafter. Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity. The advances are secured by a blanket floating lien agreement which provides a security interest in all unencumbered first mortgage residential loans and by stock in the FHLB. The long-term FHLB advances include prepayment penalties for each advance.

FHLB ADVANCE BORROWING CAPACITY - Savannah Bank and Bryan Bank are shareholders of the FHLB and have access to secured borrowings from the FHLB. Both subsidiary banks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the Banks have credit lines up to 75 percent of the book value of their 1-4 family first mortgage loans, or approximately $51.8 million as of December 31, 2002. In addition, the banks had approximately $9.1 million fair value of investment securities pledged as collateral at the FHLB. In aggregate, the Banks had secured borrowing capacity of approximately $60.4 million of which $20.6 million was advanced at December 31, 2002. These credit arrangements serve as a core funding source as well as liquidity backup for the Banks. Additional advances are subject to review and approval by FHLB for the purpose and reasons for the advances. Savannah Bank and Bryan Bank have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements.


NOTE 9 - SHORT-TERM BORROWINGS

As of December 31, 2002 and 2001, Savannah Bank and Bryan Bank had short-term borrowings totaling $16,994 and $11,385, respectively. The average interest rates were 1.89 percent and 3.57 percent for the years ended 2002 and 2001, respectively. The interest rates on short-term borrowings ranged from 1.00 percent to 1.60 percent at December 31, 2002 and from 1.75 percent to 2.00 percent at December 31, 2001. Short-term borrowings at December 31, 2002 and 2001 consist of securities sold under agreement to repurchase and federal funds purchased. The maximum amount outstanding at the end of any month was $16,944 and $13,742 during 2002 and 2001, respectively. At December 31, 2002 federal funds borrowing arrangements aggregating $24.5 million were available to Savannah Bank and Bryan Bank from correspondent banking institutions. There are no commitment fees and compensating balances are not required. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks. Savannah Bank is a member and shareholder of the Federal Reserve Bank of Atlanta and has access to borrowings at the Federal Reserve Bank discount window.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 10 - INCOME TAXES

The provision for income taxes is composed of the following for each of the years ended December 31:

                                            2002         2001         2000
                                           ------       ------       ------
   Current federal                         $2,191       $2,236       $2,143
   Current state                               79          128          167
                                           ------       ------       ------
      Total current                         2,270        2,364        2,310
                                           ------       ------       ------
   Deferred federal                          (129)        (208)        (197)
   Deferred state                              (1)         (35)         (35)
                                           ------       ------       ------
      Total deferred                         (130)        (243)        (232)
                                           ------       ------       ------
   Provision for income taxes              $2,140       $2,121       $2,078
                                           ======       ======       ======

Deferred tax liabilities of $679 and $633 at December 31, 2002 and 2001 have been recognized for the tax effect of the change in the valuation account for unrealized gains and losses on available for sale securities which are recorded net of tax in the equity section in accordance with SFAS No. 115. During 2001 the Company made an investment of $500 in statutory low income housing property that provides $111 in state income tax credits per year for ten years. The $500 investment will be amortized at $50 per year and recorded as a reduction of the $111 tax credit to a net of $61 benefit per year.

A reconciliation between the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

                                            2002         2001         2000
                                           ------       ------       ------
   Tax provision at 34%                    $2,261       $2,203       $2,166
   State tax, net of federal tax benefit       51           61          105
   Tax-exempt interest, net                  (147)        (156)        (163)
   Other                                      (25)          13          (30)
                                           ------       ------       ------
   Provision for income taxes              $2,140       $2,121       $2,078
                                           ======       ======       ======

Deferred income tax assets and liabilities are comprised of the following at December 31, 2002 and 2001:

                                            2002         2001
   Deferred tax assets:                    ------       ------
      Allowance for loan losses            $1,597       $1,387
      Unamortized loan fees                    51           42
      Unamortized non-compete costs            62           62
      Other                                    38            3
                                           ------       ------
         Total deferred tax assets          1,748        1,494
                                           ------       ------
   Deferred tax liabilities:
      Unrealized gains on securities          679          633
      Depreciation                            467          350
      Other                                    27           20
                                           ------       ------
         Total deferred tax liabilities     1,173        1,003
                                           ------       ------
      Net deferred tax assets              $  575       $  491
                                           ======       ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 11 - STOCK OPTION PLAN AND BENEFIT PLANS

The Company has an Incentive Stock Option Plan that provides for the granting of incentive stock options (ISOs) to certain key officers for the purchase of shares at the fair market value of the stock at the date of the grant. The number of ISOs and the exercise prices have been adjusted to reflect all stock dividends and splits since the dates of the applicable grants. In April 2000, the shareholders increased the authorized ISO shares available for issuance by 121,000 shares. There are 64,405 remaining ISOs authorized under this plan at December 31, 2002. All of the options granted in the chart below vest 20 percent each year over five years and are exercisable over ten years.

Changes in the stock options outstanding are as follows for the three years ended December 31, 2002, 2001 and 2000.


                                          2002                   2001                   2000
                                   -------------------    -------------------    -------------------
                                              Weighted               Weighted               Weighted
                                              Average                Average                Average
                                              Exercise               Exercise               Exercise
                                    Shares     Price       Shares     Price       Shares     Price
Outstanding at the beginning       -------    --------    -------    --------    -------    --------
   of year                         182,166      $12.16    176,600      $11.51    188,790      $10.45
Granted                             20,900       20.35     14,520       15.60     24,200       15.60
Exercised                          (25,797)       7.98     (8,954)       4.76    (24,775)       6.53
Forfeited                           (5,566)      17.24        -           -      (11,616)      16.85
                                   -------    --------    -------    --------    -------    --------
Outstanding at end of year         171,702       12.28    182,166       11.68    176,600       11.37
                                   -------    --------    -------    --------    -------    --------
Exercisable at end of year         125,483      $11.73    142,659      $10.36    138,878      $ 9.72

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate. The plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $225, $204 and $190 for the years ended December 31, 2002, 2001 and 2000, respectively.

Note 12 - Capital Ratios and Dividend Restrictions

The subsidiary banks' primary regulators have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation (FDIC) has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the subsidiary bank's financial statements. Management believes as of December 31, 2002, that the Company and the Banks meet all capital adequacy requirements to which they are subject. The following tables show the capital ratios for the Company and the Banks at December 31, 2002 and 2001:


                                               Company           Savannah Bank         Bryan Bank
                                          -----------------    -----------------    -----------------
Capital Ratios                              2002      2001       2002      2001       2002      2001
--------------                            -------   -------    -------   -------    -------   -------
Qualifying Capital
------------------
Tier 1 capital                            $33,648   $31,039    $22,562   $20,410    $10,348   $10,060
Total capital                              37,862    34,645     25,451    22,894     11,665    10,896

Average assets for the year               396,836   364,077    281,433   254,829    114,833   109,037
Adjusted risk-weighted assets             336,933   288,274    230,973   198,526    105,329    89,233

Leverage Ratios
---------------
Tier 1 capital to average assets             8.48%     8.53%      8.02%     8.01%      9.01%     9.23%

Risk-based Ratios
-----------------
Tier 1 capital to risk-weighted assets       9.99%    10.77%      9.77%    10.28%      9.82%    11.27%
Total capital to risk-weighted assets       11.24%    12.02%     11.02%    11.53%     11.07%    12.21%

                                      F-15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 12 - CAPITAL RATIOS AND DIVIDEND RESTRICTIONS (continued)

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

The most recent notification from the subsidiary banks' primary regulators was December 31, 2001 for Savannah Bank and September 30, 2001 for Bryan Bank. They categorized the Savannah Bank and Bryan Bank as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' category.

Bank regulators restrict the amount of dividends that banks may pay without obtaining prior approval. At December 31, 2002, $4,682 in retained earnings of the Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Banks. The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.


NOTE 13 - LEASES AND COMMITMENTS

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2003
- $469; 2004 - $461; 2005 - $474; 2006 - $491; 2006 - $358 and $365 thereafter.
The land and office space leases contain customary escalation clauses. Additionally, the Company has entered into a non-cancelable data processing servicing agreement which provides for minimum payments as follows: 2003 - $229; 2004 - $236; and 2005 - $162. The agreement includes a termination clause where the Company may buyout the remainder of the contract for 60 percent of the current monthly contract times the remaining months.

The net rental expense for all office space operating leases amounted to $482 in 2002, $397 in 2001, and $379 in 2000. The leases on the office space have five or ten-year renewal options and require increased rentals under cost of living escalation clauses.


Note 14 - Other Expense
The components of other operating expense for the years ended December 31, 2002, 2001 and 2000 were as follows:
                                          2002          2001          2000
                                         ------        ------        ------
   Outside data processing                $ 805         $ 985         $ 904
   Professional and directors fees          322           313           304
   Regulatory exams and audit fees          305           235           226
   Postage                                  237           244           229
   Advertising and sales promotion          206           191           164
   Stationery and supplies                  197           177           178
   Taxes and licenses                       149           130           126
   Loan costs                               121           108           110
   Correspondent bank charges               119           121           103
   Telephone                                116           132           122
   Dues and subscriptions                    61            63            62
   Insurance                                 35            39            40
   Other expense                            422           385           354
                                         ------        ------        ------
   Total other operating expenses        $3,095        $3,123        $2,922
                                         ======        ======        ======

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2002 unfunded commitments to extend credit were $68,749. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2002 and 2001, commitments under letters of credit aggregated approximately $4,394 and $3,476 respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:


                                                   December 31, 2002         December 31, 2001
                                                 ---------------------     ---------------------
                                                             Estimated                 Estimated
                                                 Carrying      Fair        Carrying       Fair
Financial assets:                                  Value       Value         Value        Value
                                                 --------     --------     --------     --------
  Cash and federal funds sold                    $ 34,932     $ 34,932     $ 21,483     $ 21,483
  Interest-bearing deposits                         6,061        6,061          750          750
  Securities available for sale                    54,898       54,898       64,662       64,662
  Loans                                           336,775      338,893      284,623      287,545

Financial liabilities:
  Deposits                                       $336,044     $337,689     $309,623     $308,865
  Securities sold under repurchase agreements      14,088       14,088        8,583        8,583
  Federal funds purchased                           2,906        2,906        2,802        2,802
  Federal Home Loan Bank advances                  20,625       22,797       20,836       21,756

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 17 - THE SAVANNAH BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION

The following are condensed balance sheets of the Parent Company at December 31, 2002 and 2001:

ASSETS                               2002       2001
                                   -------    -------
Cash on deposit                    $   152    $   349
Investment in subsidiaries          34,018     31,222
Premises and equipment                 587        410
Other assets                            52        123
                                   -------    -------
    Total assets                   $34,809    $32,104
                                   =======    =======
LIABILITIES
Other liabilities                  $    53    $    33
                                   -------    -------

SHAREHOLDERS' EQUITY
Common stock                         2,991      2,991
Capital surplus                     18,557     18,754
Treasury stock                        (161)      (457)
Accumulated other comprehensive
   income                            1,108      1,032
Retained earnings                   12,261      9,751
                                   -------    -------
    Total shareholders' equity      34,756     32,071
                                   -------    -------
    Total liabilities and
       Shareholders' equity        $34,809    $32,104
                                   =======    =======

The operating results of the Parent Company are shown below for the three years ended December 31:

                                        2002      2001     2000
                                       ------   ------   ------
Dividend income from subsidiaries      $2,000   $2,500   $1,700
Interest income                             3        9        9
                                       ------   ------   ------
Net interest & dividend income          2,003    2,509    1,709
Gain on sale of investments               -         13      -
Item processing fees                      375       81      -
                                       ------   ------   ------
   Total income                         2,378    2,603    1,709
                                       ------   ------   ------
Corporate expenses                        342      226      222
Item processing expenses                  375      104      -
                                       ------   ------   ------
Other expenses                            717      330      222
                                       ------   ------   ------
Income before income
   taxes and equity in
   undistributed net
   income of subsidiaries               1,661    2,273    1,487
Credit for income taxes                   127       85       80
                                       ------   ------   ------
Income before equity in
   undistributed net income
   of subsidiaries                      1,788    2,358    1,567
Equity in undistributed net
   income of subsidiaries               2,720    2,000    2,725
                                       ------   ------   ------
Net income                             $4,508   $4,358   $4,292
                                       ======   ======   ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except share data)


NOTE 17 - THE SAVANNAH BANCORP, INC. (PARENT COMPANY ONLY) FINANCIAL INFORMATION (continued)

The cash flows of the Parent Company are shown below for the three years ended December 31:

                                          2002      2001      2000
                                         ------    ------    ------
OPERATING ACTIVITIES
Net income                               $4,508    $4,358    $4,292
Adjustments to reconcile net
  income to cash used
  for operations:
     Equity in undistributed net
        income of subsidiaries           (2,720)   (2,000)   (2,725)
     Gain on sale of assets                 -         (13)      -
     Depreciation of equipment              113        30       -
     Decrease (increase) in
        other assets                         71       (45)      612
     Increase (decrease) in
        accrued expenses                     47      (117)      (12)
                                         ------    ------    ------
     Net cash provided by
        operating activities              2,019     2,213     2,167
                                         ------    ------    ------

INVESTING ACTIVITIES
Proceeds from sale of
   investment                               -         153       -
Purchase of equipment and
   software                                (290)     (440)      -
                                         ------    ------    ------
     Net cash used in
        investing activities               (290)     (287)      -
                                         ------    ------    ------

FINANCING ACTIVITIES
Exercise of options                         113        43        79
Purchase of treasury stock                  (41)     (109)     (589)
Dividends paid                           (1,998)   (1,828)   (1,543)
                                         ------    ------    ------
     Net cash used in
        financing activities             (1,926)   (1,894)   (2,053)
                                         ------    ------    ------
INCREASE IN CASH AND
     CASH EQUIVALENTS                      (197)       32       114
     Cash at beginning of year              349       317       203
                                         ------    ------    ------
     Cash at end of year                 $  152    $  349    $  317
                                         ======    ======    ======

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheet; dividend income, interest income, item processing income and $2, $14 and $14 of fees paid in 2002, 2001 and 2000, respectively to the Banks in other expenses on the income statements.

                                     F-19A

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

Table 1 - SELECTED FINANCIAL CONDITION HIGHLIGHTS - FIVE-YEAR COMOPARISON



SELECTED AVERAGE BALANCES                       2002         2001         2000         1999         1998
                                              --------     --------     --------     --------     --------
Assets                                        $396,836     $364,077     $314,461     $273,935     $245,014
Loans - net of unearned income                 307,285      265,189      231,760      186,997      160,262
Securities                                      55,692       64,299       59,938       59,997       52,448
Other interest-earning assets                   13,426       17,178        7,353       10,677       18,509
Total interest-earning assets                  376,403      346,161      298,406      257,671      231,219
Interest-bearing deposits                      271,563      256,852      220,651      191,818      181,976
Borrowed funds                                  34,341       30,731       25,053       18,484        7,683
Total interest-bearing liabilities             305,904      287,583      245,704      210,302      189,659
Noninterest-bearing deposits                    55,250       43,356       39,905       36,724       30,137
Total deposits                                 326,813      300,208      260,556      228,542      212,113
Loan to deposit ratio - average                     94%          88%          89%          82%          76%
Shareholders' equity                            33,398       30,532       26,439       24,941       23,445

CREDIT QUALITY DATA
Nonperforming assets                          $  2,114     $    587     $    694     $    342     $    233
Nonperforming loans                              1,997          587          694          297          233
Net loan losses                                    203          148          170           74          175
Allowance for loan losses                        4,373        3,826        3,369        2,794        2,323
Nonperforming assets to total loans               0.63%        0.22%        0.28%        0.17%        0.14%
Net loan losses to
   average loans                                  0.07%        0.06%        0.07%        0.04%        0.11%
Allowance for loan losses
   to total loans                                 1.30%        1.34%        1.35%        1.36%        1.36%

SELECTED FINANCIAL DATA AT PERIOD-END
Assets                                        $437,598     $376,183     $344,096     $286,098     $266,380
Interest-earning assets                        394,756      352,089      323,138      268,737      242,669
Loans - net of unearned income                 336,775      284,623      250,436      205,914      170,858
Deposits                                       363,044      309,623      291,856      234,262      232,372
Loan to deposit ratio                               93%          92%          86%          88%          74%
Interest-bearing liabilities                   337,213      291,550      265,230      218,827      200,680
Shareholders' equity                            34,756       32,071       28,656       25,231       24,475
Shareholders' equity to total assets              7.94%        8.53%        8.33%        8.82%        9.19%
Dividend payout ratio                            44.32%       41.95%       35.95%       35.21%       48.78%
Risk-based capital ratios:
   Tier 1 capital to risk-based assets            9.99%       10.77%       11.31%       12.15%       13.12%
   Total capital to risk-based assets            11.24%       12.02%       12.56%       13.39%       14.36%
Per share:
   Book value                                 $  10.59     $   9.83     $   8.78     $   7.69     $   7.54
   Common stock closing price (Nasdaq)        $  19.06     $  18.55     $  15.91     $  16.28     $  21.49
   Common shares outstanding (000s)              3,281        3,263        3,261        3,278        3,246


Note - share and per share amounts adjusted for a 10% stock dividend distributed on February 24, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)


Table 2 - SELECTED OPERATING HIGHLIGHTS - FIVE-YEAR COMPARISON


SUMMARY OF OPERATIONS                            2002        2001         2000         1999         1998
                                              --------     --------     --------     --------     --------
Interest income - taxable equivalent          $ 23,824     $ 27,016     $ 26,352     $ 20,990     $ 19,342
Interest expense                                 8,402       12,734       12,110        8,740        8,736
                                              ------------------------------------------------------------
Net interest income - taxable equivalent        15,422       14,282       14,242       12,250       10,606
 Taxable equivalent adjustment                    (312)        (312)        (305)        (248)        (147)
                                              ------------------------------------------------------------
Net interest income                             15,110       13,970       13,937       12,002       10,459
Provision for loan losses                          750          605          745          545          435
                                              -------------------------------------------------------------
Net interest income after provision
    for loan losses                             14,360       13,365       13,192       11,457       10,024
                                              -------------------------------------------------------------

Other operating revenue
   Trust fees                                      353          317          291          192           60
   Service charges on deposit accounts            1576        1,302        1,281        1,032          849
   Mortgage origination fees                      1292          957          473          601          933
   Other income (a)                                469          471          464          432          459
   Gains on sale of securities                     -             13          -             13            3
                                              ------------------------------------------------------------
Total other income                               3,690        3,060        2,509        2,270        2,304
                                              ------------------------------------------------------------
Personnel expense                                6,688        5,488        5,099        4,578        4,214
Occupancy and equipment expense                  1,619        1,335        1,310        1,261        1,010
Nonrecurring merger expenses (b)                   -            -            -            -            619
Other expense                                    3,095        3,123        2,922        2,682        2,223
                                              ------------------------------------------------------------
Total other expense                             11,402        9,946        9,331        8,521        8,066
                                              ------------------------------------------------------------
Income before income taxes                       6,648        6,479        6,370        5,206        4,262
Provision for income taxes                       2,140        2,121        2,078        1,673        1,636
                                              ------------------------------------------------------------
Net income                                    $  4,508     $  4,358     $  4,292     $  3,533     $  2,626
                                              ============================================================

NET INCOME PER SHARE:  *
   Basic                                      $   1.37     $   1.34     $   1.31     $   1.08     $   0.82
   Diluted                                    $   1.35     $   1.32     $   1.29     $   1.05     $   0.79
Cash dividends paid per share                 $   0.61     $   0.56     $   0.47     $   0.38     $   0.28
Average basic shares outstanding                 3,280        3,254        3,272        3,272        3,220
Average diluted shares outstanding               3,328        3,312        3,325        3,352        3,340


PERFORMANCE RATIOS (averages)
Net yield on interst-earning assets               4.10%        4.13%        4.77%        4.75%        4.59%
Return on assets                                  1.14%        1.20%        1.36%        1.29%        1.07%
Return on equity                                 13.50%       14.27%       16.23%       14.17%       11.20%
Efficiency ratio                                 60.65%       58.40%       56.74%       59.76%       63.21%

EXCLUDING NONRECURRING ITEMS (c)
Operating net income                          $  4,508     $  4,358     $  4,292     $  3,533     $  3,181
Operating net income per diluted share  *     $   1.35     $   1.32     $   1.29     $   1.05     $   0.95
Return on assets                                  1.14%        1.20%        1.36%        1.29%        1.30%
Return on equity                                 13.50%       14.27%       16.23%       14.17%       13.57%
Efficiency ratio                                 60.65%       58.40%       56.74%       59.76%       58.62%




* Share and per share amounts have been restated for a 10 percent stock dividend distributed February 24, 2003.

      (a) 1998 includes $57 first quarter gain on the sale of land purchased for a new office.
      (b) 1998 includes $75 non-recurring data processing buyout expense incurred in the fourth quarter.
      (c) 1998 excludes the effects of after-tax merger expenses of $544 and after-tax non-recurring items described in (a) and (b) of $11 in net charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)




TABLE 3 - SELECTED QUARTERLY DATA

The following is a summary of unaudited quarterly results for 2002 and 2001.


                                                    2002                               2001
                                      --------------------------------    -------------------------------
CONDENSED INCOME STATEMENTS           Fourth   Third    Second   First    Fourth   Third   Second   First
---------------------------------------------------------------------------------------------------------
Net interest income                   $3,945   $3,843   $3,732  $3,590    $3,524  $3,526   $3,436  $3,484
Provision for loan losses                287      151      156     156       150     150      155     150
--------------------------------------------------------------------------------------------------------
Net interest income after
   provision for loan losses           3,658    3,692    3,576   3,434     3,374   3,376    3,281   3,334
Non-interest income                    1,139      919      879     753       859     750      755     683
Securities transactions                  -        -        -       -         -        13      -       -
Non-interest expense                   3,108    2,855    2,760   2,679     2,542   2,541    2,467   2,396
---------------------------------------------------------------------------------------------------------
Income before income taxes             1,689    1,756    1,695   1,508     1,691   1,598    1,569   1,621
Applicable income taxes                  536      564      561     479       567     524      490     540
---------------------------------------------------------------------------------------------------------
Net income                            $1,153   $1,192   $1,134  $1.029    $1,124  $1,074  $1,079   $1,081
=========================================================================================================

PER SHARE:
    Net income - Basic                $ 0.35   $ 0.36   $ 0.35  $ 0.31    $ 0.35  $ 0.33  $ 0.33  $ 0.33
    Net income - Diluted              $ 0.35   $ 0.36   $ 0.34  $ 0.31    $ 0.34  $ 0.32  $ 0.33  $ 0.33
    Dividends                         $ .155   $ .155   $ .155   $.145    $ .145  $ .145  $ .145  $0.124

AVERAGE SHARES OUTSTANDING:
    Basic                              3,281    3,281    3,282   3,278     3,254   3,254    3,254   3,256
    Diluted                            3,329    3,329    3,330   3,322     3,313   3,313    3,314   3,306


Note - Share and per share amounts have been adjusted for a 10% stock dividend distributed on February 24, 2003.


FINANCIAL CONDITION AND CAPITAL RESOURCES

BALANCE SHEET ACTIVITY

The major changes in the assets and liabilities for the current year and the prior year of the Company are shown in the consolidated statements of cash flows. The increase in loans of $52.4 million in 2002 was funded primarily by the $53.4 million in deposits and a reduction of investment securities of $9.8 million. The year-end deposits included approximately $18 million of temporary public fund deposits.

The Company has classified all investment securities as available for sale. During 2002, U.S. Treasury market rates have fallen 25-100 basis points causing an increase in net unrealized gains on available for sale securities. These amounts are included in shareholders' equity at December 31, 2002 and 2001, as other accumulated comprehensive income.

The Company's lending and investment policies continue to emphasize high quality growth. Management is not aware of any known trends, events or uncertainties that will have or that are reasonably likely to have a material effect on the liquidity, capital resources or operations of the Company. However, the events of September 11, 2001 and the aftermath have caused fear, uncertainty and security concerns. In addition, the high visibility accounting scandals in 2001 and 2002 involving executive management, auditors and legal counsel have created some degree of uncertainty among investors. Future events could cause disruptions in economic growth.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)


DISCUSSION OF BUSINESS CONSIDERATIONS AND ACCOUNTING POLICY FOR ALLOWANCE FOR LOAN LOSSES AND NON-PERFORMING ASSETS

The Company considers its policies regarding the allowance for loan losses to be its most critical accounting policy due to the significant degree of management judgment involved. The allowance for loan losses is established through charges in the form of a provision for loan losses based on management's continuing and quarterly evaluation of the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2002. The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due loans and nonperforming loans, known loan deteriorations, and concentrations of credit. Other factors affecting the allowance are market interest rates, portfolio maturity and composition, collateral values and general economic conditions. Finally, management's assessment of probable losses based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans is considered in establishing the allowance amount. The Company considers its policies regarding the allowance for loan losses to be its most critical accounting policy due to the significant degree of management judgment involved.

Management maintains an allowance for loan losses which it believes is adequate to cover probable losses in the loan portfolio. It must be emphasized, however, that the determination of the allowance for loan losses using the Company's procedures and methods rests upon various judgments and assumptions about future economic conditions, events, and other factors affecting loans which are believed to be reasonable, but which may or may not prove valid. While it is the Company's policy to provide for the loan losses in the current period in which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, industry trends, and conditions affecting individual borrowers, management's judgment of the allowance is necessarily approximate and imprecise. No assurance can be given that the Company will not in any particular period sustain loan losses which would be sizable in relationship to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses or future charges or credits to earnings. The allowance for loan losses is also subject to review by various regulatory agencies through their periodic examinations of the Company's subsidiaries. Such examination could result in required changes to the allowance for loan losses. No adjustment in the allowance or significant adjustments to the Bank's internal classified loans were made as a result of the subsidiary banks' most recent examinations performed by the Office of the Comptroller of the Currency as of December 31, 2001 and the Federal Deposit Insurance Corporation as of September 30, 2001.

The allowance for loan losses totaled $4.373 million, or 1.30 percent of total loans, at December 31, 2002. This is compared to an allowance of $3.826 million, or 1.34 percent of total loans, at December 31, 2001. For the year ended December 31, 2002, the Company reported net charge-offs of $203, or 0.07 percent of average loans. This is compared to net charge-offs of $148, or 0.06 percent of average loans, for 2001. Provision for loan losses of $750 was added to the allowance for loan losses due to the uncertain economic conditions and the 18 percent growth in the loan portfolio as compared to the prior year. If the allowance for loan losses had changed by 5 percent, the effect on net income would have be approximately $150. If the allowance had to be increased, this would not have changed the banks' status as well-capitalized financial institutions.

The Company's nonperforming assets consist of other real estate owned, loans on nonaccrual basis and loans which are contractually past due 90 days or more on which interest is still being accrued. Other real estate owned of $117 consists of one foreclosed property at December 31, 2002 and $0 at December 31, 2001. Nonaccrual loans and loans past due 90 days and greater totaled $2,114, or 0.63 percent of gross loans, at December 31, 2002 compared to $587, or 0.21 percent of gross loans, at December 31, 2001. Generally, loans are placed on non-accrual

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ in thousands, except share data)


status at the earlier of when they are 90 days past due or when the collection of the loan becomes doubtful. The increase in nonaccrual loans is attributable to one SBA enhanced credit for $1,684 being placed in nonaccrual status in the fourth quarter, for which the Company anticipates no loss.

Impaired loans under Statement of Financial Accounting Standards 114 were all on non-accrual status and totaled $2,114 and $587 at December 31, 2002 and 2001, respectively.


CAPITAL ADEQUACY

The Office of the Comptroller of the Currency (OCC) has adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. As of December 31, 2002, the subsidiary banks exceed the minimum requirements necessary to be classified as "well-capitalized."

Total equity capital for the Company is $34.8 million, or 7.94 percent of total assets at December 31, 2002. Tier 1 Capital is 9.99 percent of Risk-Weighted Assets at the same date. The strong capital and earnings ratios allow the Company to continue its aggressive growth objectives. Treasury stock activity during the year included 18,902 shares that were re-issued in conjunction with the exercise of options and 1,810 shares that were purchased to be available for future exercise of options. The treasury stock account was adjusted by the cost of the treasury shares acquired using the first-in, first-out values.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)


RESULTS OF OPERATIONS

2002 COMPARED WITH 2001

Net income for 2002 was $4,508, up 3.4 percent from $4,358 in 2001. This represented annualized returns of 13.50 percent on average equity and 1.14 percent on average assets for 2002. Diluted earnings per share were $1.49 for 2002 and $1.45 for 2001, an increase of 2.8 percent.

Net interest income was $15,110 compared to $13,970 in 2001, an increase of $1,140, or 8.1 percent. Average loans were $307.3 million or 16 percent higher in 2002 as compared to $265.2 million in 2001. The average loan to deposit ratio increased to 94 percent in 2002 as compared to 88 percent in 2001. The prime rate decreased 50 basis points to 4.25 percent in November 2002. The net yield on interest earning assets decreased to 4.10 percent in 2002 from 4.13 percent in 2001 as shown in Table 2 above.

The provision for loan losses was $750 for 2002, compared to $605 for 2001. Changes in the provision each year are impacted as discussed under the "Allowance for Loan Losses" section above. Loan growth was $52.4 million for the year ended December 31, 2002 and $34.3 million for 2001.

Other operating income was $3,690 in 2002 compared to $3,047 in 2001, an increase of $643, or 21 percent. Service charges on deposit accounts increased $274 due to higher NSF charges and lower earnings credits on commercial accounts. Other income included mortgage origination fees of $1,292 and $957 in 2002 and 2001, respectively. Lower mortgage loan interest rates caused increases in mortgage origination volumes and fees throughout the industry. Trust income was $353 in 2002, compared to $317 in 2001. This increase resulted from increased business development efforts.

Other expenses were $11,402 in 2002 compared to $9,946 in 2001, an increase of $1,456, or 15 percent. Personnel expense increased $1,200, or 22 percent in 2002. The Company operated in 2001 with a number of unfilled positions. Many of the positions were filled in latter 2001 resulting in higher personnel costs in 2002. In addition, 2002 new salaries include a senior operations officer, in-house item processing function salaries, higher mortgage commissions and higher incentive compensation accruals. Higher costs related to systems security, audit and marketing were present in the first half of 2002 as compared to the first half of 2001. Increased occupancy and moving costs of approximately $91 were incurred during 2002 related to newly leased operations space and the write-off of leasehold improvement in leased space for which the lease option was not renewed.

The provision for income taxes was $2,140 in 2002 and $2,121 in 2001. The effective federal and state tax rates were 32.2 percent and 32.7 percent in 2002 and 2001, respectively. The decrease in the effective rate was due primarily to investment in low-income housing state tax credits in November 2001. The Company has never recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

2001 COMPARED WITH 2000

For 2001, net income was $4,358, up 2 percent from $4,292 in 2000. This represented annualized returns of 14.27 percent on average equity and 1.20 percent on average assets for 2001. Earnings were $1.45 per diluted share in 2001 compared to $1.42 in 2000, an increase of 2 percent.

Net interest income was $13,970 in 2001 compared to $13,937 in 2000, an increase of $33. The net yield on interest earning assets (net interest margin) decreased to 4.13 percent in 2001 from 4.77 percent in 2000 primarily due to the decrease in the prime interest rate from 9.50 percent to 4.75 percent during 2001. Average loans increased $34 million to $265.2 million or 14 percent. Average interest-earning assets were up $48 million, or 16 percent in 2001 over 2000.

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

The provision for income taxes was $2,121 in 2001 and $2,078 in 2001. The effective federal and state tax rates were 32.7 percent and 32.6 percent in 2001 and 2000, respectively. The Company has not recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

LIQUIDY AND INTEREST RATE SENSITIVITY MANAGEMENT

The objectives of funds management include maintaining adequate liquidity and reasonable harmony between the repricing of sources and uses of funds for interest sensitive assets and liabilities. The goal of liquidity management is to ensure the availability of adequate funds to meet the loan demand and the deposit withdrawal needs of customers. This is achieved through maintaining a combination of sufficient liquid assets, core deposit growth and unused capacity to purchase and borrow funds in the money markets.

During 2002 loans increased $52.4 million to $337 million, and deposits increased $53.4 million to $363 million. The very low deposit market interest rates have resulted in customers moving out of time deposits and into other deposit types or alternative investments. The loan to deposit ratio increased to 93 percent at December 31, 2002 from 92 percent at December 31, 2001. Loan growth was strong in the 2002 as was growth in non-interest bearing deposits.

Primary funding and liquidity sources in addition to local deposit growth include borrowing capacity with the Federal Home Loan Bank of Atlanta, temporary federal funds purchased lines with correspondent banks, and non-local time deposits through an Internet bulletin board service. Backup funding and liquidity sources include the ability to acquire brokered deposits, arrangements to sell participations in certain loans and borrowing from the Federal Reserve Bank of Atlanta discount window.

Both subsidiary banks have a Blanket Floating Lien Agreement with the Federal Home Loan Bank of Atlanta (FHLB). Under these agreements, the banks have credit lines up to 75 percent of the book value of their 1-4 family first mortgage loans, or approximately $51.8 million as of December 31, 2002. In addition, the banks had approximately $9.1 million fair value of investment securities pledged as collateral at the FHLB. In aggregate, the Company had secured borrowing capacity of approximately $60.4 million of which $20.6 million was advanced at

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)


December 31, 2002. These credit arrangements serve as a core-funding source as well as liquidity backup for the banks. The Savannah Bank, N.A. and Bryan Bank & Trust have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements. The subsidiary banks also have $24.5 million of temporary conditional federal funds borrowing lines available from correspondent banks.

A continuing objective of asset liability management is to maintain a high level of variable rate assets, including variable rate loans and shorter-maturity investments, to balance increases in interest rate sensitive liabilities. Interest rate sensitivity management and its effects on the net interest margin require analyses and actions that take into consideration volumes repriced and the timing and magnitude of their change.

The Company's asset-sensitive cash flow maturity and repricing gap at December 31, 2002, was $28.8 million at one year, or 7.3 percent of total interest-earning assets. Fixed rate earning assets with maturities over five years totaled $15.6 million, or 4 percent of total interest-earning assets. See Table 1 for cash flow maturity and repricing gap.

The Company is asset-sensitive within one year. The decrease in the prime rate from 4.75 percent to 4.25 percent in November 2002 negatively impacted net interest income and the net interest margin. The Company is well-positioned for a rising rate environment. Given the historically low level of current interest rates, the opportunity for rising rates may be greater than falling rates; however, the timing of a rise is uncertain. The Federal Reserve has most recently communicated a neutral bias for interest rates.

The gap position between one and five years is of less concern because management has time to respond to changing financial conditions with actions that reduce the impact of the longer-term gap positions. However, fixed rate assets with maturities over five years may include significant rate risk in the event of significant market rate increases which subject the subsidiary banks to repricing risk.

Management monitors interest rate risk on a quarterly basis using rate-sensitivity gap analysis, rate shock simulation and performance forecasting measures. If and when interest rate risk measures are outside of policy tolerances, specific actions to return interest rate risk to acceptable levels are reported to the Board by management. Management is in the midst of upgrading its interest rate risk reporting systems to provide better information on a more frequent basis. These capabilities are especially valuable during a period of volatile interest rates.

The Company is a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of its customers. At December 31, 2002, the Company had unfunded commitments to extend credit of $68.7 million and outstanding stand-by letters of credit of $4.4 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)


TABLE 4 - LONG-TERM MATURITY GAP AND REPRICING DATAT

The following is the long-term maturity and repricing data for the Company as of December 2002:



($ in 000's)                                     0 - 3      3 - 12     1 - 3      3 - 5      Over 5
                                    Immediate    Months     Months     Years      Years      Years       Total
INTEREST-BEARING ASSETS:            ---------   --------   --------   --------   --------   --------   --------
Investment securities                $    -     $ 13,171   $  6,502   $ 18,572   $  5,195   $  9,672   $ 53,112
Interest-bearing deposits               6,061        -          -          -          -          -        6,061
Federal funds sold                        733        -          -          -          -          -          733
Loans - fixed rates                       -       17,496     37,896     78,673     23,478      5,960    163,503
Loans - variable rates                171,347        -          -          -          -          -      171,347
                                    ---------   --------   --------   --------   --------   --------   --------
Total interest-earning assets         178,141     30,667     44,398     97,245     28,673     15,632    394,756
                                    ---------   --------   --------   --------   --------   --------   --------
INTEREST-BEARING DEPOSITS:
NOW and savings **                     19,114      9,558     28,674     38,226        -          -       95,572
Money market accounts  **              18,806      6,118     18,804     18,809        -          -       62,537
Time, $100 and over                       -       15,722     30,602      9,556      4,109        -       59,989
Other time                                -       21,591     38,248     14,637      6,985         35     81,496
Federal Home Loan Bank Advances           -           43        172     15,443        401      4,566     20,625
Other borrowings                       16,994        -          -          -          -          -       16,994
                                    ---------   --------   --------   --------   --------   --------   --------
Total interest-bearing liabilities     54,914     53,032    116,500     96,671     11,495      4,601    337,213
                                    ---------   --------   --------   --------   --------   --------   --------
GAP-EXCESS ASSETS (LIABILITIES)       123,227    (22,365)   (72,102)       574     17,178     11,031     57,543
                                    ---------   --------   --------   --------   --------   --------   --------

GAP-CUMULATIVE                       $123,227   $100,862   $ 28,760   $ 29,334   $ 46,512   $ 57,543   $ 57,543
                                    =========   ========   ========   ========   ========   ========   ========

CUMULATIVE SENSITIVITY RATIO *           3.24       1.93       1.13       1.09       1.14       1.17       1.17
                                    =========   ========   ========   ========   ========   ========   ========

*  Cumulative interest-earning assets / cumulative interest-bearing liabilities.

** Repricing of NOW, Savings and Money market accounts based on estimated percentages of the full market interest rate declines over 1 to 36 months.

Note - At December 31, 2002, the Company had unfunded loan commitments and unfunded letters of credit totaling $73,143. The Company believes the likelihood of these commitments either needing to be totally funded or funded at the same time is low. However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $39.8 million. Additionally, further sources of funding can include of non-local broker and Internet time deposits and trust preferred capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)


TABLE 5 - MARKET FOR REGISTRANT'S COMMOM EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2002 and 2001 are listed below. There were approximately 700 holders of record of Company Common Stock and, according to information available to the Company, approximately 690 additional shareholders in street name through brokerage accounts at February 2003. The per share amounts have been restated to reflect the effect of a 10 percent stock dividend declared January 28,2003 with a record date of February 10 and a distribution date of February 24, 2003.

                                 Market Price per Common Share
                            ---------------------------------------
                            Fourth      Third     Second      First
        2002                Quarter    Quarter    Quarter    Quarter
        ----                -------    -------    -------    -------
        High                 $20.69     $22.10     $22.00     $18.64
        Low                   18.36      17.73      18.35      17.73
        Close                 19.06      19.86      22.00      18.42

        2001
        ----
        High                 $18.64     $18.89     $22.73     $16.95
        Low                   16.95      17.28      15.50      15.81
        Close                 18.55      18.18      17.91      15.91

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)


TABLE 6 - AVERAGE BALANCE SHEET AND RATE/VOLUME ANALYSIS - 2002 and 2001

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2002 and 2001.

                                                                                                    (a) Variance
  Average Balance       Average Rate                                    Interest                   Attributable to
-------------------   ---------------                              -----------------    Vari-     -----------------
  2002       2001      2002     2001                                 2002      2001     ance       Rate     Volume
--------   --------   ------   ------                              -------   -------   -------    -------   -------
( $ in thousands)           (%)        TAXABLE-EQUIVALENT           ($ in thousands)               ($ in thousands)
                                       INTEREST INCOME AND
                                          FEES (b)
$  4,403   $  4,283     1.64     3.92  Interest-bearing deposits   $    72   $   168   $   (96)   $   (98)  $     2
  47,177     55,178     5.57     6.05  Investments - taxable         2,626     3,338      (712)      (267)     (445)
   8,515      9,121     8.66     8.35  Investments - non-taxable       737       762       (25)        27       (52)
   9,023     12,895     1.61     3.96  Federal funds sold              145       510      (365)      (303)      (62)
 307,285    264,684     6.59     8.40  Loans (c)                    20,244    22,238    (1,994)    (4,801)    2,807
--------   --------                                                -------   -------   -------
 376,403    346,161     6.33     7.80  Total int.-earning assets    23,824    27,016    (3,192)    (5,439)    2,247
                                                                   -------   -------   -------
  20,433     17,916                    Non-earning assets
--------   --------
 396,836    364,077                    Total assets
========   ========
                                       INTEREST EXPENSE
                                       Deposits
  59,075     52,542     0.55     1.47  NOW accounts                    323       771      (448)      (484)       36
  13,404     11,741     0.96     2.03  Savings accounts                129       238      (109)      (125)       16
  54,750     40,478     1.68     3.15  Money market accounts           919     1,276      (357)      (597)      240
  61,997     62,226     3.97     6.04  CD's, $100M or more           2,462     3,756    (1,294)    (1,285)       (9)
  82,337     89,865     3.97     5.89  Other time deposits           3,271     5,295    (2,024)    (1,725)     (299)
--------   --------                                                -------   -------   -------

                                       Total interest-bearing
 271,563    256,852     2.62     4.41    deposits                    7,104    11,336    (4,232)    (4,214)      (18)
  20,730     20,805     5.02     5.02  FHLB advances                 1,040     1,044        (4)       -          (4)
  13,611      9,926     1.90     3.57  Other borrowings                258       354       (96)      (166)       70
--------   --------   ------   ------                              -------   -------   -------
                                       Total interest-bearing
 305,904    287,583     2.75     4.43     liabilities                8,402    12,734    (4,332)    (4,380)       48
--------   --------   ------   ------                              -------   -------   -------    -------   -------
  55,250     43,356                    Non-int bearing deposits
   2,284      2,606                    Other liabilities
  33,398     30,532                    Stockholders' equity
--------   --------
 396,836    364,077                    Liabilities and equity
========   ========
                        3.58     3.38  Interest rate spread
                      ======   ======
                                       Net interest income         $15,422   $14,282    $ 1,140   $(1,059)  $ 2,199
                        4.10     4.13  Net interest margin         =======   =======   ========   =======   =======
                      ======   ======
  70,499     58,578                    Net earning assets
========   ========
                                       Total average deposits
                                       and average cost of
$326,813   $300,208     2.17     3.78  deposits
========   ========   ======   ======
  94 %        88 %                     Average loan to deposit ratio


(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes have been attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense.
(c) Average nonaccruing loans have been excluded from total average loans as a non interest-earning asset.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ($ in thousands, except share data)


TABLE 7 - AVERAGE BALANCE SHEET AND RATE/VOLUME ANALYSIS - 2001 and 2000

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2001 and 2000.

                                                                                                    (a) Variance
  Average Balance       Average Rate                                    Interest                   Attributable to
-------------------   ---------------                              -----------------    Vari-     -----------------
  2002       2001      2002     2001                                 2002      2001     ance       Rate     Volume
--------   --------   ------   ------                              -------   -------   -------    -------   -------
( $ in thousands)           (%)        TAXABLE-EQUIVALENT           ($ in thousands)               ($ in thousands)
                                       INTEREST INCOME AND
                                          FEES (b)
                                       INTEREST INCOME AND
                                          FEES(b)
$  4,283    $ 1,192     3.92     6.46  Interest-bearing deposits   $   168   $    77   $    91    $  (109)  $   200
  55,178     50,345     6.05     5.99  Investments - taxable         3,338     3,018       320         30       290
   9,121      9,593     8.35     8.15  Investments - non-taxable       762       782      (20)         18       (38)
  12,895      6,161     3.96     6.44  Federal funds sold              510       397       113       (321)      434
 264,684    231,115     8.40     9.55  Loans (c)                    22,238    22,078       160     (3,047)    3,207
--------   --------   ------   ------                              -------   -------   -------
 346,161    298,406     7.80     8.83  Total int.-earning assets    27,016    26,352       664     (3,553)    4,217
                                                                   -------   -------   -------
  17,916     16,055                    Non-earning assets
--------   --------
 364,077    314,461                    Total assets
========   ========
                                       INTEREST EXPENSE
                                       Deposits
  52,542     47,252     1.47     2.18  NOW accounts                    771     1,032      (261)      (377)      116
  11,741     12,225     2.03     2.79  Savings accounts                238       341      (103)       (89)      (14)
  40,478     36,263     3.15     4.31  Money market accounts         1,276     1,562      (286)      (468)      182
  62,226     49,348     6.04     6.27  CD's, $100M or more           3,756     3,095       661       (147)      808
  89,865     75,563     5.89     5.98  Other time deposits           5,295     4,516       779        (76)      855
--------   --------                                                -------   -------   -------
                                       Total interest-bearing
 256,852    220,651     4.41     4.78     deposits                  11,336    10,546       790       (940)    1,730
  20,805     15,486     5.02     6.34  FHLB advances                 1,044       982        62       (275)      337
   9,926      9,567     3.57     6.08  Other borrowings                354       582     (228)       (250)       22
--------   --------   ------   ------                              -------   -------   -------
                                       Total interest-bearing
 287,583    245,704     4.43     4.93     liabilities               12,734    12,110       624     (1,440)    2,064
--------   --------   ------   ------                              -------   -------   -------    -------   -------
  43,356     39,905                    Non-int bearing deposits
   2,606      2,413                    Other liabilities
  30,532     26,439                    Stockholders' equity
--------   --------
 364,077    314,461                    Liabilities and equity
========   ========
                        3.38     3.90  Interest rate spread
                      ======   ======
                                       Net interest income         $14,282   $14,242   $    40    $(2,113)  $ 2,153
                       4.13      4.77  Net interest margin         =======   =======   =======    =======   =======
                      ======   ======
  58,578     52,702                    Net earning assets
========   ========
                                       Total average deposits
                                          and average cost of
$300,208   $260,556     3.78     4.05     deposits
========   ========   ======   ======
   88 %       89 %                     Average loan to deposit ratio


(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes have been attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense.
(c) Average nonaccruing loans have
    been excluded from total average loans as a non interest-earning asset.

          THIS PAGE INTENTIONALLY LEFT BLANK AS A DIVIDER PAGE FOR THE
               FINANCIAL SECTION AND AS A PLACE FOR READER NOTES.