Form 10-K, Exhibit 13
period 2003-12-31
SAVANNAH BANCORP INC
filed 2004-03-26
CIK 860519

EXHIBIT 13 - 2002 ANNUAL REPORT TO SHAREHOLDERS [FINANCIAL SECTIONS ONLY]

                           (FINANCIAL SECTION ONLY)


                THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED FINANCIAL HIGHLIGHTS
                          DECEMBER 31, 2003 AND 2002
                      (thousands, except per share data)
                                 (Unaudited)

BALANCE SHEET DATA                                           %INCREASE
AT DECEMBER 31                               2003      2002  (DECREASE)
----------------------------------------------------------------------
Total assets                             $476,865  $437,598       9.0
Interest-earning assets                   449,025   394,756        14
Loans                                     386,731   336,775        15
Allowance for loan losses                   5,067     4,373        16
Nonperforming assets                        1,525     2,114       (28)
Deposits                                  389,146   363,044       7.2
Interest-bearing liabilities              360,817   337,213       7.0
Shareholders' equity                       36,771    34,756       5.8
Allowance for credit losses
 to total loans                              1.31%     1.30%      0.8
Nonperforming assets to
 total loans and NPAs                        0.39%     0.63%      (38)
Loan to deposit ratio                       99.38%    92.76%      7.1
Equity to assets                             7.71%     7.94%     (2.9)
Tier 1 capital to risk-weighted assets      10.75%     9.99%      6.1
Book value per share                       $11.20    $10.59       5.8
Outstanding shares                          3,282     3,281       0.0


                                                                       %INCREASE
 SELECTED AVERAGE BALANCES                   2003      2002  (DECREASE)
----------------------------------------------------------------------
Total assets                             $443,502  $396,836        12
Interest-earning assets                   442,158   376,403        12
Loans                                     356,006   307,285        16
Deposits                                  365,448   326,813        12
Interest-bearing liabilities              340,203   305,904        11
Shareholders' equity                       35,740    33,398         7


EARNINGS AND PERFORMANCE DATA                                %INCREASE
 THE YEARS ENDED DECEMBER 31,                2003      2002  (DECREASE)
----------------------------------------------------------------------
NET INCOME                                 $4,644    $4,508       3.0
Return on average assets                     1.05%     1.14%     (7.9)
Return on average equity                    12.99%    13.50%     (3.8)
Net interest margin                          3.91%     4.10%     (4.6)
Efficiency ratio                            59.40%    59.17%      0.4

PER SHARE DATA:
Net income - basic                          $1.42     $1.37       3.6
Net income - diluted                        $1.39     $1.35       3.0
DIVIDENDS PAID                              $0.63     $0.61       3.3

AVERAGE OUTSTANDING SHARES:
Basic                                       3,282     3,280       0.1
Diluted                                     3,345     3,328       0.5

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           FINANCIAL STATEMENT SECTION

                                      INDEX

                                                                        Page
                                                                       Number

        Index to Financial Statement Section                             F-1
        Management's Responsibility for Financial Reporting              F-2
        Report of Independent Certified Public Accountants               F-3
        Consolidated Balance Sheets
             December 31, 2003 and 2002                                  F-4
        Consolidated Statements of Income for the Years
             Ended December 31, 2003, 2002 and 2001                      F-5
        Consolidated Statements of Changes in Shareholders'
             Equity for the Years Ended December 31, 2003,
             2002 and 2001                                               F-6
        Consolidated Statements of Cash Flows for the Years
             Ended December 31, 2003, 2002 and 2001                      F-7
        Notes to Consolidated Financial Statements                       F-8

        Management's Discussion and Analysis of Financial

        Condition and Results of Operations                              F-22
             Selected Five-Year Financial Data - 1999-2003
                Table 1 - Selected Financial Condition Highlights        F-22
                Table 2 - Selected Operating Highlights                  F-23

                Selected Quarterly Data                                  F-24

                Market Price for Registrant's Common Equity and
                    Related Shareholder Matters                          F-24
                Introduction                                             F-25
                Critical Accounting Estimates                            F-26

                Results of Operations
                    2003 Compared to 2002                                F-27
                    2002 Compared to 2001                                F-28
                Financial Condition and Capital Resources                F-29

                Liquidity and Interest Rate Sensitivity Management       F-30
                Forward Looking Statement                                F-31
                Long-Term Maturity Gap and Repricing Data                F-32
                Average Balance Sheet and Rate/Volume Analysis
                    2003 vs. 2002                                        F-33
                Average Balance Sheet and Rate/Volume Analysis
                    2002 vs. 2001                                        F-34


                                      F - 1
                  The Savannah Bancorp, Inc.-2003 Annual Report

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


       /s/ Archie H. Davis                        /s/ Robert B. Briscoe

       Archie H. Davis                            Robert B. Briscoe
       President and Chief                        Chief Financial
       Executive Officer                          Officer
       January 22, 2004                           January 22, 2004


                                      F - 2
                  The Savannah Bancorp, Inc.-2003 Annual Report

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of The Savannah Bancorp, Inc.:

        We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. (a Georgia Corporation) and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Atlanta, Georgia
January 22, 2004

                                      F - 3
                  The Savannah Bancorp, Inc.-2003 Annual Report

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                        DECEMBER 31,
-------------------------------------------------------------------------
($ in thousands, except share data)                 2003         2002
-------------------------------------------------------------------------
ASSETS
Cash and due from banks                            $ 16,695      $34,932
Federal funds sold                                    2,291          733
Interest-bearing deposits in banks                   11,987        6,061
-------------------------------------------------------------------------
     Cash and cash equivalents                       30,973       41,726
Securities available for sale, at fair value
  (amortized cost of $38,197 in 2003 and $53,112
  in 2002)                                           39,090       54,898
Loans, held for sale                                 10,393          -
Loans, net of allowance for credit losses of
  $5,067 in 2003 and $4,373 in 2002                 381,664      332,402
Premises and equipment, net                           4,817        4,804
Other real estate owned                                 927          117
Bank-owned life insurance                             5,123          -
Other assets                                          3,878        3,651
-------------------------------------------------------------------------
      TOTAL ASSETS                                 $476,865     $437,598
=========================================================================

LIABILITIES
Deposits:
  Non interest-bearing                             $ 77,173     $ 63,450
  Interest-bearing                                  311,973      299,594
-------------------------------------------------------------------------
          Total deposits                            389,146      363,044
Securities sold under repurchase agreements and
  federal funds purchased                            22,249       16,994
Federal Home Loan Bank Advances                      20,409       20,625
Subordinated debt to nonconsolidated subsidiary       6,186          -
Other liabilities                                     2,104        2,179
-------------------------------------------------------------------------
      TOTAL LIABILITIES                             440,094      402,842
-------------------------------------------------------------------------

Commitments and contingencies  (Notes 12 and 14)

SHAREHOLDERS' EQUITY Common stock, par value
  $1 per share: authorized 79,860,000 shares;
  issued 3,290,223 and 2,991,378 shares in 2003
  and 2002, respectively                              3,290        2,991
Preferred stock, par value $1 per share:
  authorized 10,000,000 shares, none issued             -            -
Additional paid-in capital                           25,109       18,557
Retained earnings                                     7,965       12,261
Treasury stock, 8,246 and 8,450 shares
  in 2003 and 2002, respectively                       (147)        (161)
Accumulated other comprehensive income                  554        1,108
-------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                     36,771       34,756
-------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $476,865     $437,598
=========================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                                      F - 4
                  The Savannah Bancorp, Inc.-2003 Annual Report

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME

                                             FOR THE YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------
($ in thousands, except share data)             2003      2002      2001
----------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME
Loans, including fees                         $20,683   $20,244   $22,238
Debt securities:
   Taxable                                      1,618     2,536     3,207
   Tax-exempt                                     359       425       450
Dividends                                          63        90       131
Deposits with banks                               102        72       168
Federal funds sold                                112       145       510
----------------------------------------------------------------------------
    Total interest and dividend income         22,937    23,512    26,704
----------------------------------------------------------------------------
INTEREST EXPENSE
Deposits                                        5,346     7,104    11,336
Securities sold under repurchase
   agreements and federal funds purchased         262       258       354
Federal Home Loan Bank advances                 1,023     1,040     1,044
Trust preferred securities                         64       -         -
----------------------------------------------------------------------------
    Total interest expense                      6,695     8,402    12,734
----------------------------------------------------------------------------
NET INTEREST INCOME                            16,242    15,110    13,970
Provision for loan losses                       1,000       750       605
----------------------------------------------------------------------------
Net interest income after
  provision for loan losses                    15,242    14,360    13,365
----------------------------------------------------------------------------
NONINTEREST INCOME
Trust fees                                        398       353       317
Customer service fees                           1,572     1,576     1,302
Gains on sales of mortgage loans, net  (a)        776       612       443
Other income                                      635       469       471
Gains on sales of securities                      -         -          13
----------------------------------------------------------------------------
    Total noninterest income                    3,381     3,010     2,546
----------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and employee benefits (a)              6,693     6,008     4,974
Occupancy and equipment expense                 1,719     1,619     1,335
Data processing expenses                          908       805       985
Other operating expenses                        2,335     2,290     2,138
----------------------------------------------------------------------------
    Total noninterest expense                  11,655    10,722     9,432
----------------------------------------------------------------------------
Income before income taxes                      6,968     6,648     6,479
Income tax expense                              2,324     2,140     2,121
----------------------------------------------------------------------------

NET INCOME                                     $4,644    $4,508    $4,358
============================================================================

NET INCOME PER SHARE:
    Basic                                      $ 1.42    $ 1.37    $ 1.34
==========================================================================

    Diluted                                    $ 1.39    $ 1.35     $ 1.32
==========================================================================
The accompanying notes are an integral part of these consolidated financial statements. (a) - See Note 1 for a description of reclassified amounts.

                                      F - 5
                  The Savannah Bancorp, Inc.-2003 Annual Report

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                                         Accumulated
                                                       Additional                           Other
($ in thousands,                    Common     Share    Paid-in    Retained   Treasury   Comprehensive
 except share data)                 Shares     Amount   Capital    Earnings     Stock    Income (Loss)    Total
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000        2,719,614   $2,720   $12,822     $ 13,476     $(485)       $123        $28,656
----------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                         4,358                                4,358
   Other comprehensive income:
   Change in net unrealized
     gain on securities available
     for sale, net of tax effect                                                              909            909
                                                                                                          ------
Total comprehensive income                                                                                 5,267

Cash dividends - $.616 per share                                     (1,828)                              (1,828)

Ten percent stock dividend          271,764      271     5,984       (6,255)                                 -

Reissuance of treasury stock
   under stock option plan (8,140
   shares)                                                 (52)                   137                         85

Purchase of treasury stock
   (6,065 shares)                                                                (109)                      (109)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001        2,991,378    2,991    18,754        9,751      (457)      1,032         32,071
----------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                         4,508                                4,508
   Other comprehensive income:
   Change in net unrealized
     gain on securities available
     for sale, net of tax effect                                                               76             76
                                                                                                          ------
Total comprehensive income                                                                                 4,584

Cash dividends - $.67 per share                                      (1,998)                              (1,998)

Reissuance of treasury stock
   under stock option plan
  (18,902 shares)                                         (197)                   337                        140

Purchase of treasury stock
  (1,810 shares)                                                                  (41)                       (41)
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002        2,991,378    2,991    18,557       12,261      (161)      1,108         34,756
----------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                                         4,644                                4,644
   Other comprehensive income:
   Change in net unrealized
     gain on securities available
     for sale, net of tax effect                                                             (554)          (554)
                                                                                                          ------
Total comprehensive income                                                                                 4,090

Cash dividends - $.635 per share                                     (2,090)                              (2,090)

Ten percent stock dividend          298,845      299     6,551       (6,850)                                 -

Reissuance of treasury stock
   under stock option plan (1,049
   shares)                                                   1                     14                         15
----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003        3,290,223   $3,290   $25,109       $7,965     $(147)       $554        $36,771
----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                      F - 6
                  The Savannah Bancorp, Inc.-2003 Annual Report

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                              FOR THE YEAR ENDED DECEMBER 31,
----------------------------------------------------------------------------
($ in thousands)                                   2003     2002     2001
----------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                      $ 4,644  $ 4,508   $ 4,358
Adjustments to reconcile net income to
cash provided by operating activities:
  Provision for credit losses                     1,000      750       605
  Net amortization of securities                    264      133        (3)
  Depreciation and amortization                     684      681       545
  Realized gains on sale of available
    for sale securities, net                        -        -         (13)
  Deferred income tax benefits                     (207)    (122)     (374)
  Increase in CSV of bank-owned life
    insurance policies                             (123)     -         -
  Change in other assets and other
    liabilities, net                                361     (126)     (484)
----------------------------------------------------------------------------
    Net cash provided by operating activities     6,623    5,824     4,634
----------------------------------------------------------------------------
INVESTING ACTIVITIES
Activity in available for sale securities
    Purchases                                   (13,925) (13,159)  (22,512)
    Sales                                           -        -         153
    Maturities and calls                         28,576   22,911    18,950
Increase in loans held for sale                 (10,393)      -        -
Loan originations and principal
    collections, net                            (51,304) (52,355) (34,335)
Proceeds from sale of foreclosed assets             115      -        -
Investment in bank owned life insurance          (5,000)     -        -
Additions to premises and equipment                (697)    (621)    (877)
----------------------------------------------------------------------------
    Net cash used in investing activities       (52,628) (43,224) (38,621)
----------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase in noninterest bearing deposits     13,723   13,156    2,889
Net increase in interest-bearing deposits        12,379   40,265   14,878
Net increase in securities sold under
    agreements to repurchase and federal
    funds purchased                               5,255    5,609    4,650
Net (decrease) increase in FHLB advances           (216)    (211)   6,792
Proceeds from issuance of long-term debt          6,186      -        -
Payment to acquire treasury stock                    -       (41)    (109)
Dividend payments                                (2,090)  (1,998)  (1,828)
Exercise of options                                  15      113       43
----------------------------------------------------------------------------
    Net cash provided by financing activities    35,252   56,893   27,315
----------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS                                   (10,753)  19,493   (6,672)
----------------------------------------------------------------------------
Cash and cash equivalents, at beginning of
  year                                           41,726   22,233   28,905
----------------------------------------------------------------------------
Cash and cash equivalents, at end of year       $30,973  $41,726  $22,233
============================================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest on deposits and other borrowings     $ 6,732  $ 8,772  $13,141
  Income taxes                                    2,575    2,120    2,281
Noncash investing activity:
  (Decrease) increase in net unrealized gain
  on investment securities available for sale,
  net of income taxes                              (554)      76      909

The accompanying notes are an integral part of these consolidated financial statements.

                                      F - 7
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. ("the Company") and its wholly-owned subsidiaries, The Savannah Bank, N.A. ("Savannah") and Bryan Bank & Trust ("Bryan") or together referred to as the bank subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to the current year presentation.

NATURE OF OPERATIONS - The Savannah Bancorp, Inc. is a two-bank holding company that offers a full range of lending, deposit, residential mortgage origination and fiduciary trust products. In the fourth quarter 2003, Savannah opened a mortgage loan production office on Hilton Head Island, South Carolina, known as Harbourside Mortgage Company ("Harbourside"). The primary service area of the Company is the city of Savannah, Georgia, surrounding Chatham County, Richmond Hill, Georgia (20 miles south of downtown Savannah) and Bryan County. Hilton Head Island, South Carolina and nearby areas have been added to the market for mortgage lending and related services.

USE OF ESTIMATES - In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

CASH AND CASH EQUIVALENTS - For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits in banks, all of which mature within ninety days.

INVESTMENT SECURITIES AVAILABLE FOR SALE - Management has classified the entire investment securities portfolio as available for sale. Securities available for sale are carried at estimated fair value with unrealized gains and losses, net of deferred income taxes, recorded as a separate component of shareholders' equity. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

LOANS HELD FOR SALe - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. In determining fair value, consideration is given to commitments from investors and prevailing market prices. Loan origination fees applicable to mortgage loans held for sale, net of certain direct origination costs, are deferred and recognized as an adjustment of the related gain or loss on subsequent sale of the loan. The direct origination costs have been reclassified in the current and prior periods to reflect the generally accepted accounting policy described above. The effect of the reclassification is to reduce salary and employee benefit expense by $904,000, $680,000 and $514,000 for 2003, 2002 and 2001, respectively. The gains on sale of mortgage loans, net were previously reported as mortgage origination fees and have been reduced by the same amounts. There is no change in net income as a result of the reclassification.

LOANS AND LOAN FEEs - The Company's bank subsidiaries underwrite mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout the coastal Georgia and South Carolina areas. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Revolving credit loans and other personal loans are typically charged off when payments are 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal


                                      F - 8
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS or interest is considered doubtful.

All interest accrued in the current year but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR CREDIT LOSSES - The allowance for credit losses is based on estimates and maintained at a level considered adequate to provide for potential losses inherent in the portfolio based on the current environment. The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio considering current economic conditions, underlying collateral value securing loans and other factors that deserve recognition in estimating loan losses. Actual future losses may be different from estimates due to unforeseen events. Loans that are determined to be uncollectible are charged against the allowance.

The allowance for credit losses is evaluated on a regular basis by management and reported quarterly to the Audit Committee of the Board of Directors. The evaluation is based upon management's periodic review of the collectibility of specific loans, adverse situations that may affect specific borrowers' ability to repay, the estimated value of any underlying collateral, the composition and size of the loan portfolio and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

SERVICING ASSETS - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income from the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined based on market quoted prices for similar assets with similar characteristics.

RATE LOCK COMMITMENTS - The Company enters into commitments to originate loans in which the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and, for fixed-rate commitments, also considers the difference between current levels of interest rates and the committed rates.


                                      F - 9
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FORECLOSED ASSETS - Assets acquired through loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

PREMISES AND EQUIPMENT - Buildings, furniture, banking equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives or estimated lease terms including expected lease renewals, ranging from five to fifty years, of the respective assets for financial reporting purposes and using an accelerated method for income tax purposes. Additions and major improvements are capitalized, while routine maintenance and repairs and gain or loss on dispositions are recognized currently.

BANK-OWNED LIFE INSURANCE - Bank-owned life insurance policies are recorded at the net realizable value of the underlying insurance contracts. The change in contract value during the year represents the contract earnings during the period less the mortality costs and administrative costs of the underlying life insurance contracts. The net increase in cash surrender value from bank-owned life insurance contracts is included as a component of other operating income.

INCOME TAXES - Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. They are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

EARNINGS PER SHARE - Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Earnings per common share have been computed based on the following:


  Year Ended December 31,                            2003      2002       2001
                                                 -------------------------------
  Average number of common shares outstanding    3,282,000  3,280,000  3,254,000
  Effect of dilutive options                        63,000     48,000     58,000
                                                 -------------------------------
  Average number of common shares outstanding
  used to calculate diluted earnings per
  common share                                   3,345,000  3,328,000  3,312,000
                                                 ===============================

Stock options in the amounts of 10,000, 16,000 and 30,000 for the years ended 2003, 2002 and 2001, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.

ACCOUNTING FOR STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.


                                     F - 10
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Had compensation cost for the options granted in 2003, 2002 and 2001 been determined based on fair value at the grant date for awards in 2003, 2002 and 2001 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts as shown in the following table:

      ----------------------------------------------------------------------
      ($ in thousands)                                2003     2002    2001
      ----------------------------------------------------------------------

      Net Income - as reported                       $4,644   $4,508  $4,358
      Stock-based compensation cost, net of tax          63       53      31
      Net Income - pro forma                         $4,581   $4,455  $4,327

      Net Income per share - basic - as reported     $ 1.42   $ 1.37  $ 1.34
      Net Income per share - pro forma               $ 1.40   $ 1.36  $ 1.33

      Net Income per share - diluted - as reported   $ 1.39   $ 1.35  $ 1.32
      Net Income per share - diluted - pro forma     $ 1.37   $ 1.34  $ 1.31

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

      --------------------------------------------------------------------------
                                                   2003      2002      2001
      --------------------------------------------------------------------------
      Weighted average fair value of options
        granted                                   $ 7.33    $ 6.37    $ 6.11
      Expected volatility                          30.00%    30.00%    30.00%
      Dividend yield                                2.50%     3.02%     3.10%
      Risk-free interest rate                       3.00%     4.59%     4.93%
      Expected life                              7.0 years  7.5 years 7.0 years

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the FASB Issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46 - revised"), which addresses consolidation by business enterprises of variable interest entities that have certain characteristics. In general, Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual return or both. An entity that meets this definition is considered the "primary beneficiary". FIN 46 - revised requires disclosures about variable interest entities by the primary beneficiary and an enterprise that holds significant variable interests in a variable interest entity but is not the primary beneficiary. FIN 46 - revised provides for exceptions to the scope of this interpretation including transfers to qualifying special purpose entities subject to the reporting of Statement No. 140, which would not be consolidated. FIN 46 - revised is effective and applicable to the Company for all periods ending after December 15, 2003.

The Company has not consolidated its investment in SAVB Capital Trust I (the Trust) and the required disclosures are included in Note 9. In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include trust preferred securities in their Tier I capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. There can be no assurance that the Federal Reserve will continue to allow institutions to include trust preferred securities in Tier I capital for regulatory capital purposes.

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires that an issuer classify a financial instrument within its scope as a liability because that financial instrument embodies an obligation of the issuer. SFAS No. 150 requires classification of a mandatorily redeemable financial instrument as a liability unless the redemption is required to occur only upon the liquidation or termination of the issuer. This statement does not have a material impact on the Company's consolidated financial statements.

                                     F - 11
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - RESTRICTIONS ON CASH AND DEMAND BALANCES DUE FROM BANKS AND INTEREST BEARING BANK BALANCES

The Company's Subsidiary Banks are required by the Federal Reserve Bank to maintain minimum cash reserves based on reserve requirements calculated on their deposit balances. Cash reserves of $1,213,000 and $959,000 were required as of December 31, 2003 and 2002, respectively. Due to the decline in investment securities balances during 2003 and 2002, the Company has pledged interest-bearing cash balances at the Federal Home Loan Bank in lieu of investment securities to secure public fund deposits and securities purchased under agreements to resell. Pledged cash balances were $11,700,000 and $5,000,000 at December 31, 2003 and 2002, respectively.


NOTE 3 - SECURITIES AVAILABLE FOR SALE

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2003 and 2002 were as follows:

                                                        2003
--------------------------------------------------------------------------------
($ in thousands)                    Amortized   Unrealized   Unrealized   Fair
                                      Cost         Gains       Losses     Value
--------------------------------------------------------------------------------
Investment securities:
  U. S. Government agencies         $21,353      $  542       $ (22)    $21,873
  Mortgage-backed securities          9,090          78         (34)      9,134
  State and municipal                 6,183         329          -        6,512
  Other taxable securities            1,571         -            -        1,571
                                   --------    --------    --------    --------
                                    $38,197      $  949       $ (56)    $39,090
                                   ========    ========    ========    ========

                                                        2002
--------------------------------------------------------------------------------
($ in thousands)                    Amortized   Unrealized   Unrealized   Fair
                                      Cost         Gains       Losses     Value
--------------------------------------------------------------------------------
Investment securities:
  U. S. Treasury securities         $ 1,000      $    3       $  -      $ 1,003
  U. S. Government agencies          35,003       1,246          -       36,249
  Mortgage-backed securities          7,647         135          -        7,782
  State and municipal                 7,860         402          -        8,262
  Other taxable securities            1,602         -            -        1,602
                                   --------    --------    --------    --------
                                    $53,112      $1,786       $ -       $54,898
                                   ========    ========    ========    ========

The distribution of securities by maturity or expected call date at December 31, 2003 is shown below.

---------------------------------------------------------------------------
($ in thousands)                                     Amortized     Fair
                                                        Cost       Value
---------------------------------------------------------------------------
Securities available for sale:
    Due in one year or less                          $11,544      $11,734
    Due after one year through five years             23,019       23,670
    Due after five years through ten years             1,388        1,408
    Due after ten years                                2,246        2,278
                                                     -------      -------
Total investment securities                          $38,197      $39,090
                                                     =======      =======

At December 31, 2003 and 2002, investment securities with a carrying value of $31,722,000 and $41,161,000, respectively, were pledged as collateral to secure public funds, securities sold under repurchase agreements and Federal Home Loan Bank borrowings.

                                     F - 12
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LOANS

The composition of the loan portfolio at December 31, 2003 and 2002 is presented below.

--------------------------------------------------------------------------------
($ in thousands)                                        Percent          Percent
                                                          of               of
                                                2003     Total     2002   Total
--------------------------------------------------------------------------------
Commercial                                   $ 27,610     7.1%  $ 28,821    8.6%
Real estate - construction and development     65,314    16.9     44,306   13.1
Real estate -  mortgage                       261,450    67.6    231,049   68.6
Installment and other consumer                 32,357     8.4     32,599    9.7
                                             --------   -----   --------  -----
Gross loans                                   386,731   100.0    336,775  100.0
Allowance for credit losses                     5,067    1.31      4,373   1.30
                                             --------   -----   --------  -----
Net loans                                    $381,664   98.69%  $332,402  98.70%
                                             ========   =====   ========  =====

At December 31, 2003 and 2002, there were $1,525,000 and $2,114,000 in non-performing assets, which were also considered impaired. Nonperforming assets, which included nonaccruing loans and loans overdue 90 days were $598,000 and $1,997,000 at December 31, 2003 and 2002, respectively. Additional interest income of $65,000 would have been recorded on nonaccrual loans in 2003. Interest income of $7,000 in 2003 was recognized on nonaccrual loans.

Changes in the allowance for loan losses are summarized as follows:

----------------------------------------------------------------------
($ in thousands)                             2003      2002      2001
----------------------------------------------------------------------
Balance at the beginning of the year        $4,373    $3,826    $3,369
Provision for loan losses                    1,000       750       605
Charge-offs                                   (395)     (293)     (270)
Recoveries                                      89        90       122
                                            ------    ------    ------
Balance at the end of the year              $5,067    $4,373    $3,826
                                            ======    ======    ======

The Company has granted loans to certain directors and executive officers of the Company and to their related interests. The aggregate amounts of loans were $14,211,000 and $16,283,000 at December 31, 2003 and 2002, respectively. During
2003, $18,256,000 of new loans were made, repayments totaled $16,966,000 and loans excluded for retired directors were $3,362,000. Unused lines of credit available to related parties aggregated $3,075,000 and $3,734,000 at December 31, 2003 and 2002, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2003 and 2002, are summarized as follows:

 ----------------------------------------------------------------------------
 ($ in thousands)                    Depreciable Lives      2003        2002
 ----------------------------------------------------------------------------
   Land                                      -            $  698       $  698
   Buildings and improvements             39 - 50          2,450        2,396
   Furniture and banking equipment         5 - 15          4,179        4,055
   Leasehold improvements                 10 - 39          1,415        1,336
                                                          ------       ------
                                                           8,742        8,485
   Less accumulated depreciation
     and amortization                                      3,925        3,681
                                                          ------       ------
   Premises and equipment, net                            $4,817       $4,804
                                                          ======       ======

                                     F - 13
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - DEPOSITS

Total time deposits maturing in one to five years are as follow: 2004 - $97,307,000; 2005 - $20,618,000; 2006 - $7,772,000; 2007 - $7,944,000; and 2008
and thereafter - $12,688,000.

The following table indicates the amount of the Company's time certificates of deposit of $100,000 or more at December 31, 2003 by time remaining until maturity.

           Maturity Period                              Amount
           ---------------                           -----------
           Three months or less                      $ 8,028,000
           Over three through six months              20,647,000
           Over six through twelve months             17,939,000
           Over twelve months                         22,129,000
                                                     -----------
           Total                                     $68,743,000
                                                     ===========

NOTE 7 - SHORT-TERM BORROWINGS

Short-term borrowings included the following:


--------------------------------------------------------------------------------
                                                        Securities
                                            Federal     Sold Under       FHLB
                                             Funds      Repurchase    Short-Term
 ($ in thousands)                          Purchased    Agreements    Borrowings
--------------------------------------------------------------------------------
2003
----
Balance at December 31,                      $  599      $17,650       $ 4,000
Maximum indebtedness at any month end         2,222       18,635         5,000
Daily average indebtedness outstanding        1,330       15,882           526
Average rate paid for the year                 1.20%        1.48%         1.46%
Average rate paid on period-end borrowings     0.81%        1.25%         1.15%

2002
----
Balane at December 31,                       $2,906      $14,088       $   -
Maximum indebtedness at any month end         3,793       14,701         4,000
Daily average indebtedness outstanding        1,342       11,710           559
Average rate paid for the year                 1.95%        1.88%         1.94%
Average rate paid on period-end borrowings     1.10%        1.75%         n/a

As of December 31, 2003 and 2002, the Subsidiary Banks had short-term borrowings totaling $22,249,000 and $16,994,000, respectively. The average interest rates were 1.46 percent and 1.89 percent for the years ended 2003 and 2002, respectively. The interest rates on short-term borrowings ranged from 1.05 percent to 1.25 percent at December 31, 2003 and from 1.00 percent to 1.60 percent at December 31, 2002. Short-term borrowings at December 31, 2003 and 2002 consist of securities sold under agreements to repurchase, federal funds purchased and FHLB short term advances. The maximum amount outstanding at the end of any month was $24,564,000 and $16,944,000 during 2003 and 2002, respectively. At December 31, 2003 federal funds borrowing arrangements aggregating $22.7 million were available to the Subsidiary Banks from correspondent banking institutions. There are no commitment fees and compensating balances are not required. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks. Savannah Bank is a member and shareholder of the Federal Reserve Bank of Atlanta and has access to borrowings at the Federal Reserve Bank discount window.


 NOTE 8 - FEDERAL HOME LOAN BANK - LONG-TERM ADVANCES

Convertible Advances - Convertible advances from the FHLB of $10,000,000, $5,000,000 and $2,000,000 with fixed interest rates of 4.82, 4.45 and 4.90 percent have final maturities of December 21, 2010, January 10, 2011 and January 3, 2011, respectively. The advances became convertible to advances with rates equal to the three-month LIBOR rate on December 21, 2001, January 10, 2003, and January 3, 2002, respectively. They are convertible quarterly thereafter at


                                     F - 14
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS the option of the FHLB. Convertible advances from the FHLB of $1,000,000 with a fixed interest rate of 6.385 percent have a final maturity of August 13, 2009. The advance is convertible to advances with rates equal to the three-month LIBOR rate on August 13, 2004.

Long-term Advances - Long-term advances from the FHLB with maturities from 2006 to 2008 totaled $2,409,000 and $2,624,000 at December 31, 2003 and 2002,
respectively. The weighted-average interest rates on the long -term advances were 5.74 and 5.78 percent during 2003 and 2002, respectively. Aggregate maturities are $219,000 in 2004, $223,000 in 2005, $208,000 in 2006, $193,000 in
2007 and $1,566,000 thereafter. Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity. The advances are secured by a blanket floating lien agreement which provides a security interest in all unencumbered first mortgage residential loans and by stock in the FHLB. The long-term FHLB advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - Savannah Bank and Bryan Bank are shareholders of the FHLB and have access to secured borrowings from the FHLB. Both Subsidiary Sanks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the Subsidiary Banks have credit lines up to 75 percent of the book value of their 1-4 family first mortgage loans, or approximately $50,6 million as of December 31, 2003. In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $51.8 million of which $24.4 million was advanced at December 31, 2003. These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks. Additional advances are subject to review and approval by the FHLB for the purpose and reasons for the advances. Savannah Bank and Bryan Bank have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements.


NOTE 9 - SUBORDINATED DEBT TO NONCONSOLIDATED SUBSIDIARY

During the third quarter 2003, the Company formed SAVB Capital Trust I (the "Trust"), a subsidiary whose sole purpose was to issue $6,000,000 in Trust Preferred Securities through a pool sponsored by a national brokerage firm. The Trust Preferred Securities have a maturity of 30 years and are redeemable at the Company's option on any quarterly interest payment date after five years. There are certain events (as defined in the Trust agreement) in which the securities may be redeemed within the first five years at the Company's option. At December 31, 2003, the interest rate on the securities was 3.99 percent ,which will reset quarterly at the three-month LIBOR rate plus 2.85 percent. The Company's liability to the nonconsolidated Trust is recorded as a liability of $6.186 million and an investment of $186,000 on the consolidated balance sheet. Subject to certain limitations, the $6.0 million qualifies as Tier 1 capital for regulatory capital purposes under current Federal Reserve Bank holding company regulations. The proceeds from the offering are primarily to fund the expected capital needs related to the Harbourside Mortgage expansion in the Hilton Head, South Carolina market.


NOTE 10 - INCOME TAXES

Income tax expense is composed of the following for each of the years ended December 31:

       ($ in thousands)                    2003       2002       2001
       ---------------------------------------------------------------
       Current federal                    $2,390     $2,191     $2,236
       Current state                         164         79        128
                                          ------     ------     ------
           Total current                   2,554      2,270      2,364
                                          ------     ------     ------
       Deferred federal                     (187)      (129)      (208)
       Deferred state                        (43)        (1)       (35)
                                          ------     ------     ------
           Total deferred                   (230)      (130)      (243)
                                          ------     ------     ------
       Provision for income taxes         $2,324     $2,140     $2,121
                                          ======     ======     ======

Deferred tax liabilities of $339,000 and $679,000 at December 31, 2003 and 2002 have been recognized for the tax effect of the change in the valuation account for unrealized gains and losses on available for sale securities which are recorded net of tax in the equity section in accordance with SFAS No. 115. During 2001 the Company made an investment of $500,000 in statutory low income housing property that provides $111,000 in state income tax credits per year for ten years.


                                     F - 15
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The $500,000 investment is being amortized at $50,000 per year and recorded as a reduction of the $111,000 tax credit to a net of $61,000 benefit per year.

A reconciliation between the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

    -----------------------------------------------------------------------
    ($ in thousands)                              2003      2002      2001
    -----------------------------------------------------------------------
    Tax provision at 34%                         $2,369    $2,261    $2,203
    State tax, net of federal tax benefit           111        51        61
    Tax-exempt interest, net                       (126)     (147)     (156)
    Other                                           (30)      (25)       13
                                                 ------    ------    ------
    Provision for income taxes                   $2,324    $2,140    $2,121
                                                 ======    ======    ======

Deferred income tax assets and liabilities are comprised of the following at December 31, 2003 and 2002:

    -------------------------------------------------------------
    ($ in thousands)                              2003      2002
    Deferred tax assets:                         ------    ------
       Allowance for loan losses                 $1,818    $1,597
       Unamortized loan fees                         58        51
       Unamortized non-compete costs                 57        62
       Other                                         72        38
                                                 ------    ------
         Total deferred tax assets                2,005     1,748
                                                 ------    ------
    Deferred tax liabilities:
       Unrealized gains on securities               339       679
       Depreciation                                 539       467
       Other                                          5        27
                                                 ------    ------
         Total deferred tax liabilities             883     1,173
                                                 ------    ------
         Net deferred tax assets                 $1,122    $  575
                                                 ======    ======

Deferred tax assets are included in the consolidated balance sheets under the caption "Other assets."


NOTE 11 - STOCK OPTION PLAN AND BENEFIT PLANS

The Company has an Incentive Stock Option Plan that provides for the granting of incentive stock options (ISOs) to certain key officers for the purchase of shares at the fair market value of the stock at the date of the grant. The numbers of ISOs and the exercise prices have been adjusted to reflect all stock dividends and splits since the dates of the applicable grants. In April 2000, the shareholders increased the authorized ISO shares available for issuance by 121,000 shares. There are 35,207 remaining ISO shares authorized under this plan at December 31, 2003. All of the options granted in the chart below vest 20 percent each year over five years and are exercisable over ten years.

Changes in stock options outstanding are as follows for the three years ended December 31, 2003, 2002 and 2001.


                                   2003              2002                2001
--------------------------------------------------------------------------------------
                                       Weighted           Weighted            Weighted
                                       Average            Average             Average
                                       Exercise           Exercise            Exercise
                               Shares   Price    Shares    Price     Shares    Price
--------------------------------------------------------------------------------------
Outstanding at beginning
   of year                    171,702   $13.49   182,166   $12.07   176,600   $11.37
Granted                        40,000    24.74    20,900    20.35    14,520    15.60
Exercised                        (968)   15.60   (25,797)    7.98    (8,954)    4.76
Forfeited                      (1,452)   15.60    (5,567)   17.24       -        -
                              -------            -------            -------
Outstanding at end of year    209,282    15.62   171,702    13.49   182,166    12.07
                              -------            -------            -------
Exercisable at end of year    135,864   $12.23   125,483   $11.73   142,659   $10.36
                              =======            =======            =======

                                     F - 16
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Options outstanding at year-end 2003 were as follows:

                                                                  Exercisable
                                                              -----------------
                              Remaining   Weighted  Weighted           Weighted
                             Contractual  Average   Average            Average
Outstanding Common Options     Number       Life     Price     Number   Price
--------------------------   -----------  --------  --------  -------  --------
Range of Exercise Prices
$6.20 - $8.49                   35,640      1.57     $ 6.56    35,640   $ 6.56
$11.02 - $11.02                 57.536      2.03      11.02    57,536    11.02
$15.60 - $17.77                 35,090      6.11      16.07    21,296    16.35
$19.74 - $24.99                 81,016      8.22      22.67    21,392    20.86
--------------------------   -----------  --------  --------  -------  --------
Total outstanding              209,282      5.03      15.62   135,864    12.24
--------------------------   -----------  --------  --------  -------  --------

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate. The plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $256,000, $224,000 and $207,000 for the years ended December 31, 2003, 2002 and 2001, respectively.


NOTE 12 - CAPITAL RATIOS AND DIVIDEND RESTRICTIONS

The Subsidiary Banks' primary regulators have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation (FDIC) has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the Subsidiary Banks' financial statements. Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2003. The following tables show the capital ratios for the Company and the Subsidiary Banks at December 31, 2003 and 2002:


                                            Company         Savannah Bank        Bryan Bank
-----------------------------------------------------------------------------------------------
($ in thousands)                        2003      2002      2003      2002      2003      2002
-----------------------------------------------------------------------------------------------
Qualifying Capital
------------------
Tier 1 capital                        $42,217   $33,648   $24,754   $22,562   $10,953   $10,348
Total capital                          47,128    37,862    28,208    25,451    12,400    11,665

Leverage Ratios
---------------
Tier 1 capital to average assets         9.02%     8.48%     7.24%     8.02%     8.74%     9.01%


Risk-based Ratios
-----------------
Tier 1 capital to risk-weighted assets  10.60%     9.99%     8.79%     9.77%     9.46%     9.82%
Total capital to risk-weighted assets   11.85%    11.24%    10.04%    11.02%    10.71%    11.07%

                                     F - 17
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Following are the regulatory capital ratios minimum ratio and the minimum ratios to be classified as a well-capitalized holding company or bank:

          -------------------------------------------------------------------
                                                                      Well-
          Capital Ratios:                             Minimum     Capitalized
          -------------------------------------------------------------------
          Tier 1 capital to average  assets             4.00%        5.00%
          Tier 1 capital to risk-weighted assets        4.00%        6.00%
          Total capital to risk-weighted assets         8.00%       10.00%


The most recent notification from the Subsidiary Banks' primary regulators was as of September 30, 2003. They categorized the Savannah and Bryan as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institutions' category.

Bank regulators restrict the amount of dividends that banks may pay without obtaining prior approval. At December 31, 2003, $5,197,000 in retained earnings of the Subsidiary Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Subsidiary Banks. The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.


NOTE 13 - LEASES AND COMMITMENTS

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2004
- $534,000; 2005 - $522,000; 2006 - $536,000; 2007 - $402,000; 2008 - $292,000
and $99,000 thereafter. The land and office space leases contain customary escalation clauses. Additionally, the Company has entered into a non-cancelable data processing servicing agreement which provides for minimum payments as follows: 2004 - $247,000; and 2005 - $170,000. The agreement includes a termination clause where the Company may buy out the remainder of the contract for 60 percent of the current monthly contract times the remaining months.

The net rental expense for all office space operating leases amounted to $521,000 in 2003, $482,000 in 2002, and $397,000 in 2001. The leases on the office space have five or ten-year renewal options and require increased rentals under cost of living escalation clauses.


NOTE 14 - OTHER OPERATING EXPENSES

The components of other operating expenses for the years ended December 31, 2003, 2002 and 2001 were as follows:

     -------------------------------------------------------------------
     ($ in thousands)                           2003      2002      2001
     -------------------------------------------------------------------
     Professional and directors fees          $  386    $  322    $  313
     Regulatory exams and audit fees             326       305       235
     Postage and courier                         216       237       244
     Stationery and supplies                     212       197       177
     Advertising and sales promotion             179       206       191
     Taxes and licenses                          138       149       130
     Loans costs                                 126       121       108
     Correspondent bank charges                  117       119       121
     Telephone                                   111       116       132
     Dues and subscriptions                       53        61        63
     Insurance                                    38        35        39
     Other expense                               433       422       385
                                              ------    ------    ------
          Total other operating expenses      $2,335    $2,290    $2,138
                                              ======    ======    ======

                                     F - 18
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk.

The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2003 and 2002 unfunded commitments to extend credit and unfunded lines of credit were $90,778,000 and $68,749,000, of which none was subject to interest rate lock commitments. Since many of these commitments are expected to expire without being drawn upon, these amounts do not necessarily represent future cash requirements.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral varies, but may include accounts receivable, inventory, property, plant and equipment, residential properties and income-producing commercial properties.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2003 and 2002, commitments under letters of credit aggregated approximately $6,360,000 and $4,394,000, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and real property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

The Company utilizes forward loan sale contracts to mitigate the interest rate risk inherent in the Company's mortgage loan pipeline and held-for-sale portfolio. Forward loan sale contracts are contracts for delayed delivery of mortgage loans. The selling party agrees to deliver on a specified future date, a specified instrument, at a specified price or yield. The credit risk inherent to the Company arises from the potential inability of counterparties to meet the terms of their contracts. In the event of nonacceptance by the counterparty, the Company would be subject to the credit risk of the loans retained. The Company had $-0- notional amounts of forward loan sale contracts outstanding at December 31, 2003 and 2002.

                   REMAINDER OF PAGE INTENTIONALLY LEFT BLANK









                                     F - 19
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

As with most financial institutions, the majority of the Company's assets and liabilities are considered financial instruments. Many of the financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimates and present value calculations are used for the purpose of this disclosure. Such estimates involve judgments as to economic conditions, risk characteristics and future expected loss experience of various financial instruments and other factors that cannot be determined with precision.

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

Loans: The fair value for various types of fixed rate loans is estimated by discounting the expected future cash flows using the Subsidiary Banks' current interest rates at which loans would be made to borrowers with similar credit risk. As the discount rates are based on current loan rates, as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale. The estimated fair value of the Subsidiary Banks' off-balance sheet commitments is nominal since the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics and since the estimated credit risk associated with such commitments is not significant.

Deposit liabilities: The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:



                                        December 31, 2003    December 31, 2002
-------------------------------------------------------------------------------
                                                  Estimated           Estimated
                                        Carrying    Fair     Carrying    Fair
($ in thousands)                         Value      Value      Value     Value
-------------------------------------------------------------------------------
Financial assets:
  Cash and federal funds sold          $ 18,986   $ 18,986   $ 35,665  $ 35,665
  Interest-bearing deposits              11,987     11,987      6,061     6,061
  Securities available for sale          39,090     39,090     54,898    54,898
  Loans held for sale                    10,393     10,393        -         -
  Loans                                 381,664    382,719    336,775   338,893

Financial liabilities:
  Deposits                              389,146    389,818    363,044   364,689
  Securities sold under repurchase
    agreements and other short-term
    borrowings                           22,249     22,249     16,994    16,994
  Federal Home Loan Bank
    advances-long-term                   20,409     22,158     20,625    22,797
  Subordinated debt to nonconsolidated
    subsidiary                            6,186      6,186        -         -


                                     F - 20
                  The Savannah Bancorp, Inc.-2003 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - THE SAVANNAH BANCORP, INC. (PARENT COMPANY ONLY)
          FINANCIAL INFORMATION   ($ in thousands)

 The following are condensed balance sheets of the Parent Company at December 31, 2003 and 2002:

--------------------------------------------------
                                   2003      2002
--------------------------------------------------
ASSETS
Cash on deposit                 $ 6,198    $   152
Investment in subsidiaries       36,261     34,018
Premises and equipment              557        587
Other assets                        261         52
--------------------------------------------------
  Total assets                  $43,277    $34,809
==================================================

LIABILITIES
Other liabilities               $   320    $    53
Subordinated debt                 6,186        -
--------------------------------------------------
    Total liabilities             6,506         53
--------------------------------------------------

SHAREHOLDERS' EQUITY

Common stock                      3,290      2,991
Capital surplus                  25,109     18,557
Treasury stock                     (147)      (161)
Accumulated other
comprehensive income                554      1,108
Retained earnings                 7,965     12,261
--------------------------------------------------
    Total shareholders' equity   36,771     34,756
--------------------------------------------------
    Total liabilities and
      shareholders' equity      $43,277    $34,809
==================================================

                                     F - 21A
                  The Savannah Bancorp, Inc.-2003 Annual Report

The operating results of the Parent Company are shown below for the three years ended December 31:

-------------------------------------------------------------
                                    2003      2002      2001
-------------------------------------------------------------
Dividend income from subsidiaries  $2,050    $2,000    $2,500
Interest income                        21         3         9
Interest expense                       67       -         -
-------------------------------------------------------------
Net interest & dividend income      2,004     2,003     2,509
Gain on sale of investments           -         -          13
Processing / Management fees        2,542       375        81
-------------------------------------------------------------
  Total income                      4,546     2,378     2,603
-------------------------------------------------------------
Corporate expenses                    271       342       226
Processing /Management expenses     2,547       375       104
-------------------------------------------------------------
Other expenses                      2,818       717       330
-------------------------------------------------------------
Income before income taxes and
  equity in undistributed
  net income of subsidiaries        1,728     1,661     2,273
Credit for income taxes               119       127        85
-------------------------------------------------------------
Income before equity in
  undistributed net income
  of subsidiaries                   1,847     1,788     2,358
Equity in undistributed net
  income of subsidiaries            2,797     2,720     2,000
-------------------------------------------------------------
Net income                         $4,644    $4,508    $4,358
=============================================================


                                     F - 21B
                  The Savannah Bancorp, Inc.-2003 Annual Report

The cash flows of the Parent Company are shown below for the three years ended December 31:

-------------------------------------------------------------
                                    2003      2002      2001
-------------------------------------------------------------
OPERATING ACTIVITIES
Net income                         $4,644    $4,508    $4,358
Adjustments to reconcile net
  income to cash provided by
  operations:
    Equity in undistributed net
       income of subsidiaries      (2,797)   (2,720)   (2,000)
    Gain on sale of assets            -         -         (13)
    Depreciation of equipment         159       113        30
    Change in other assets
       and liabilities, net            58       118      (162)
-------------------------------------------------------------
    Net cash provided by
       operating activities         2,064     2,019      2,213
--------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from sale of
  investment                          -         -          153
Purchase of equipment and
  software                           (129)     (290)      (440)
--------------------------------------------------------------
    Net cash used in investing
       activities                    (129)     (290)      (287)
--------------------------------------------------------------
FINANCING ACTIVITIES
Exercise of options                    15       113         43
Purchase of treasury stock            -         (41)      (109)
Proceeds from subordinated debt     6,186       -          -
Dividends paid                     (2,090)   (1,998)    (1,828)
--------------------------------------------------------------
    Net cash provided by (used
      in) financing activities      4,111    (1,926)    (1,894)
--------------------------------------------------------------
INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                6,046      (197)        32
--------------------------------------------------------------
    Cash at beginning of year         152       349        317
--------------------------------------------------------------
    Cash at end of year            $6,198    $  152    $   349
==============================================================

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheet; dividend income, interest income and processing / management fees.


                                     F - 21C
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

For a comprehensive presentation of the Company's financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements. All dollar amounts except per share amounts are in thousands.

TABLE 1 - SELECTED FINANCIAL CONDITION HIGHLIGHTS - FIVE-YEAR COMPARISON

--------------------------------------------------------------------------------------------
SELECTED AVERAGE BALANCES
($ IN THOUSANDS)                          2003       2002       2001       2000       1999
--------------------------------------------------------------------------------------------
 Assets                                 $443,502   $396,836   $364,077   $314,461   $273,935
 Loans - net of unearned income          356,006    307,285    265,189    231,760    186,997
 Securities                               44,015     55,692     64,299     59,938     59,997
 Other interest-earning assets            22,137     13,426     17,178      7,353     10,677
 Total interest-earning assets           422,158    376,403    346,161    298,406    257,671
 Interest-bearing deposits               300,045    271,563    256,852    220,651    191,818
 Borrowed funds                           40,158     34,341     30,731     25,053     18,484
 Total interest-bearing liabilities      340,203    305,904    287,583    245,704    210,302
 Noninterest-bearing deposits             65,403     55,250     43,356     39,905     36,724
 Total deposits                          365,448    326,813    300,208    260,556    228,542
 Shareholders' equity                     35,740     33,398     30,532     26,439     24,941
 Loan to deposit ratio - average              97%        94%        88%        89%        82%

 CREDIT QUALITY DATA
 Nonperforming assets                   $  1,525   $  2,114   $    587   $    694   $    342
 Nonperforming loans                         598      1,997        587        694        297
 Net loan losses                             306        203        148        170         74
 Allowance for loan losses                 5,067      4,373      3,826      3,369      2,794
 Non-performing loans to loans              0.15%      0.59%      0.21%      0.28%      0.14%
 Nonperforming assets to loans
   and  other real estate owned             0.39%      0.63%      0.21%      0.28%      0.17%
 Net loan losses to average loans           0.09%      0.07%      0.06%      0.07%      0.04%
 Allowance for credit losses  to total
   loans                                    1.31%      1.30%      1.34%      1.35%      1.36%
--------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA AT YEAR-END       2003       2002       2001       2000       1999
--------------------------------------------------------------------------------------------
 Assets                                 $476,865   $437,598   $376,183   $344,096   $286,098
 Interest-earning assets                 449,025    394,756    352,089    323,138    268,737
 Loans - net of unearned income          386,731    336,775    284,623    250,436    205,914
 Deposits                                389,146    363,044    309,623    291,856    234,262
 Loan to deposit ratio                        99%        93%        92%        86%        88%
 Interest-bearing liabilities            360,817    337,213    291,550    265,230    218,827
 Shareholders' equity                     36,771     34,756     32,071     28,656     25,231
 Shareholders' equity to total assets       7.71%      7.94%      8.53%      8.33%      8.82%
 Dividend payout ratio                     45.00%     44.32%     41.95%     35.95%     35.21%
 Risk-based capital ratios:
   Tier 1 capital to risk-based assets     10.60%      9.99%     10.77%     11.31%     12.15%
   Total capital to risk-based assets      11.85%     11.24%     12.02%     12.56%     13.39%
--------------------------------------------------------------------------------------------
 PER SHARE DATA AT YEAR-END  *            2003       2002       2001       2000       1999
--------------------------------------------------------------------------------------------
 Book value                             $  11.20   $  10.59   $   9.83   $   8.78   $   7.69
 Common stock closing price (Nasdaq)    $  29.00   $  19.06   $  18.55   $  15.91   $  16.28
 Common shares outstanding (000s)          3,282      3,281      3,263      3,261      3,278

* Note - share and per share amounts adjusted for two 10% stock dividends distributed in February 2003 and May 2001.

                                     F - 22
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

TABLE 2 - SELECTED OPERATING HIGHLIGHTS - FIVE-YEAR COMPARISON

--------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS ($ IN THOUSANDS)    2003       2002       2001       2000       1999
--------------------------------------------------------------------------------------------
Interest income - taxable equivalent    $ 23,221   $ 23,824   $ 27,016   $ 26,352   $ 20,990
Interest expense                           6,695      8,402     12,734     12,110      8,740
--------------------------------------------------------------------------------------------
Net interest income - taxable
   equivalent                             16,526     15,422     14,282     14,242     12,250
Taxable equivalent adjustment               (284)      (312)      (312)      (305)      (248)
--------------------------------------------------------------------------------------------
 Net interest income                      16,242     15,110     13,970     13,937     12,002
 Provision for loan losses                 1,000        750        605        745        545
--------------------------------------------------------------------------------------------
 Net interest income after
  provision for credit losses             15,242     14,360     13,365     13,192     11,457
--------------------------------------------------------------------------------------------
 Noninterest income
   Trust fees                                398        353        317        291        192
   Service charges on deposits             1,572      1,576      1,302      1,281      1,032
   Gains on sale of  loans, net  (a)         776        612        443        213        276
   Other income                              635        469        471        464        432
   Gains on sale of securities               -          -           13        -           13
--------------------------------------------------------------------------------------------
 Total noninterest income                  3,381      3,010      2,546      2,249      1,945
--------------------------------------------------------------------------------------------
   Personnel expense             (a)       6,693      6,008      4,974      4,839      4,253
   Occupancy and equipment expense         1,719      1,619      1,335      1,310      1,261
   Data processing expense                   908        805        985        904        809
   Other expense                           2,335      2,290      2,138      2,018      1,873
--------------------------------------------------------------------------------------------
 Total noninterest expense     (b)        11,655     10,722      9,432      9,071      8,196
--------------------------------------------------------------------------------------------
 Income before income taxes                6,968      6,648      6,479      6,370      5,206
 Income tax expense                        2,324      2,140      2,121      2,078      1,673
--------------------------------------------------------------------------------------------
 Net income                             $  4,644   $  4,508   $  4,358   $  4,292   $  3,533
============================================================================================
 NET INCOME PER SHARE:        (c)
   Basic                                $   1.42   $   1.37   $   1.34   $   1.31   $   1.08
   Diluted                              $   1.39   $   1.35   $   1.32   $   1.29   $   1.05
 Cash dividends paid per share          $   0.63   $   0.61   $   0.56   $   0.47   $   0.38
 Average basic shares outstanding          3,282      3,280      3,254      3,272      3,272
 Average diluted shares outstanding        3,345      3,328      3,312      3,325      3,352

 PERFORMANCE RATIOS (AVERAGES)
 Net yield on interest-earning assets       3.91%      4.10%      4.13%      4.77%      4.75%
 Return on average assets                   1.05%      1.14%      1.20%      1.36%      1.29%
 Return on average equity                  12.99%     13.50%     14.27%     16.23%     14.17%
 Efficiency ratio                          59.40%     59.17%     57.11%     56.04%     58.77%
 Reclassification of direct costs of
 mortgage loans sold from personnel
 cost to a reduction in the gain on
 sale of mortgage loans, net  (a)       $    904   $    680   $    514   $    260   $    325

Explanatory Notes
-----------------
(a) Direct costs of originating mortgage loans have been reclassified to be netted against previously reported mortgage origination fees.
(b) 2003 includes $245 of startup expenses related to the Harbourside Mortgage loan production office.
(c) Share and per share amounts have been restated for two 10 percent stock dividends distributed in February 2003 and in May 2001.

                                     F - 23
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

TABLE 3 - SELECTED QUARTERLY DATA

The following is a summary of unaudited quarterly results for 2003 and 2002.

                                           2003                               2002
-----------------------------  -------------------------------   -------------------------------
($ in thousands)               Fourth  Third   Second   First    Fourth  Third   Second   First
-----------------------------  ------- ------- ------- -------   ------- ------- ------- -------
Net interest income             $4,265  $3,989  $4,044  $3,944    $3,945  $3,843  $3,732  $3,590
Provision for credit losses        210     255     265     270       287     151     156     156
-----------------------------  ------- ------- ------- -------   ------- ------- ------- -------
Net interest income after
  provision for credit losses    4,055   3,734   3,779   3,674     3,658   3,692   3,576   3,434
Non-interest income (b)            778     943     869     791       884     751     756     619
Non-interest expense (a)(b)      3,038   2,868   2,882   2,867     2,853   2,687   2,637   2,545
-----------------------------  ------- ------- ------- -------   ------- ------- ------- -------
Income before income taxes       1,795   1,809   1,766   1,598     1,689   1,756   1,695   1,508
Income tax expense                 603     597     603     521       536     564     561     479
-----------------------------  ------- ------- ------- -------   ------- ------- ------- -------
Net income                      $1,192  $1,212  $1,163  $1,077    $1,153  $1,192  $1,134  $1,029
=============================  ======= ======= ======= =======   ======= ======= ======= =======
Mortgage costs reclassified (b) $  173  $  261  $  259  $  211    $  255  $  168  $  123  $  134
=============================  ======= ======= ======= =======   ======= ======= ======= =======
PER SHARE:  (c)
  Net income - Basic            $ 0.36  $ 0.37  $ 0.35  $ 0.33    $ 0.35  $ 0.36  $ 0.35  $ 0.31
  Net income - Diluted          $ 0.36  $ 0.36  $ 0.35  $ 0.32    $ 0.35  $ 0.36  $ 0.34  $ 0.31
  Dividends                     $ 0.16  $ 0.16  $ 0.16  $0.155    $0.155  $0.155  $0.155  $0.145
AVERAGE SHARES OUTSTANDING:
  Basic                          3,282   3,282   3,281   3,281     3,281   3,281   3,282   3,278
  Diluted                        3,355   3,346   3,342   3,337     3,329   3,329   3,330   3,332

Explanatory Notes
(a) Includes startup costs of Harbourside Mortgage of $202,000 and $43,000 in the fourth and third quarters of 2003, respectively.
(b) Direct costs of originating mortgage loans have been reclassified to change previously reported Mortgage origination fees to Gains on sale of mortgage loans, net. Previously reported amounts have been reduced by the amounts shown in the Mortgage Costs Reclassified line item.
(c) Share and per share amounts have been adjusted for a 10% stock dividend distributed in February 2003. The summation of quarterly earnings per share may not agree with annual earnings per share.

TABLE 4 - MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2003 and 2002 are listed below. There were approximately 700 holders of record of Company Common Stock and, according to information available to the Company, approximately 690 additional shareholders in street name through brokerage accounts at February 6, 2004. The per share amounts have been restated to reflect the effect of a 10 percent stock dividend declared January 28, 2003 with a record date of February 10, 2003 and a distribution date of February 24, 2003.

                                            2003                              2002
-----------------------------  -------------------------------   -------------------------------
Closing Market Prices          Fourth  Third   Second   First    Fourth  Third   Second   First
-----------------------------  ------- ------- ------- -------   ------- ------- ------- -------
  High                         $29.000 $25.000 $23.990 $24.000   $20.690 $22.100 $22.000 $18.644
  Low                           24.200  23.800  21.340  18.980    18.360  17.730  18.350  17.730
  Close                         29.000  24.980  23.990  22.800    19.060  19.860  22.000  18.400


                                     F - 24
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

INTRODUCTION

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD & A") provides supplemental information, which sets forth the major factors that have affected the Company's financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. The MD & A is divided into subsections entitled:

Five Year and Eight Quarter Financial Highlights Tables (preceding pages) Introduction Critical Accounting Estimate Results of Operations Financial Condition and Capital Resources Liquidity and Interest Sensitivity Management Off-Balance Sheet Arrangements Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2003 compared with prior years. Throughout this section, The Savannah Bancorp, Inc., and its subsidiaries, collectively, are referred to as "SAVB" or the "Company." The Savannah Bank, N.A. is referred to as "Savannah," Bryan Bank & Trust is referred to as "Bryan" and Harbourside Mortgage Company, a loan production office and division of Savannah is referred to as "Harbourside". Collectively, Bryan and Savannah are referred to as the "Subsidiary Banks."

The averages used in this report are based on daily balances for each respective period. See Tables 6 and 7 for average balances and interest rates presented on an annual basis.

All share and per share data have been adjusted to reflect the 10 percent stock dividend effective February 24, 2003. Certain amounts in noninterest income and noninterest expense have been reclassified in prior periods to conform to the presentation in the current period.

The Company is headquartered in Savannah, Georgia and, as of December 31, 2003 had 6 banking offices and 7 ATMs in Savannah, Chatham County and Richmond Hill, Georgia. The Company also has mortgage lending offices in Savannah, Richmond Hill and the new Harbourside Mortgage office on Hilton Head Island, SC, which opened in the fourth quarter of 2003.

Savannah and Bryan are in the relatively diverse and stable, but growing Savannah Metropolitan Statistical Area ("MSA"). The diversity of major employers includes manufacturing, port related transportation, construction, military, healthcare, tourism, education, warehousing and the supporting services and products for each of these major employers. The real estate market is experiencing moderate government and commercial development growth and good residential growth driven in part by coastal Georgia's and South Carolina's growing reputation as a desired retiree residential destination.

Harbourside, a mortgage loan production office, specifically targets real estate lending and related opportunities in the fast growing coastal South Carolina markets.

Mortgage loan servicing for loans originated and sold to investors is a new service being offered through Harbourside. Over time, this service may provide significant fee income to the Company and strengthen the banking relationships between the customers and the Subsidiary Banks. Key personnel hired at Harbourside were instrumental in accomplishing significant growth and earnings in the Hilton Head market with another bank that was acquired in 2003 by a large regional financial institution.

The primary risks of the Company include any trend or event that would cause or result in a significant decline in local employment, real estate values or a decline in loans and core deposits. The Company operates in very competitive

                                     F - 25
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

markets with the related challenges of competitive pricing on loans, deposits and other banking services. Competition for the best talent is also a strategic challenge faced in competitive markets.

In January 2004, the Company announced the promotion of two key leaders of the Company, both in their early forties, to the positions of Chief Executive Officer and President, effective in April 2004 with the retirement of the current President and CEO. The Board of Directors believes these two executives have strengths which complement each other and provide leadership stability and strength to the Company and its subsidiaries for the long-term. Operationally, the two executives have been functioning in similar roles during 2003. The strategic benefit of the two officers working as an executive team is apparent to the Board and the overall senior management team.

Enhanced growth in loans, deposits, product lines, service quality in existing markets and quality expansion into new markets are the primary strategic objectives of the Company. The Board believes the management team and the operational and internal control infrastructure is largely in place to execute the Board's objectives over the long term.

CRITICAL ACCOUNTING ESTIMATE - ALLOWANCE FOR CREDIT LOSSES

The Company considers its policies regarding the allowance for loan losses to be its most critical accounting estimate due to the significant degree of management judgment involved. The allowance for loan losses is established through charges in the form of a provision for loan losses based on management's continuous evaluation of the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2003. The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due loans and nonperforming loans, known loan deteriorations, and concentrations of credit. Other factors affecting the allowance are market interest rates, portfolio maturity and composition, collateral values and general economic conditions. Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the allowance amount.

No assurance can be given that the Company will not sustain loan losses which would be sizable in relationship to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses by future charges or credits to earnings. The allowance for loan losses is also subject to review by various regulatory agencies through their periodic examinations of the Subsidiary Banks. Such examinations could result in required changes to the allowance for loan losses. No adjustment in the allowance or significant adjustments to the Bank's internal classified loans were made as a result of the Subsidiary Banks' most recent examinations performed by the Office of the Comptroller of the Currency as of December 31, 2002 and the Georgia Department of Banking and Finance as of March 31, 2003.

The allowance for loan losses totaled $5.067 million, or 1.31 percent of total loans, at December 31, 2003. This is compared to an allowance of $4.373 million, or 1.30 percent of total loans, at December 31, 2002. For the year ended December 31, 2003, the Company reported net charge-offs of $306,000, or 0.09 percent of average loans. This is compared to net charge-offs of $203,000, or
0.07 percent of average loans, for 2002. Provision for loan losses of $1,000,000 was added to the allowance for loan losses due to uncertain economic conditions and the 16 percent growth in the loan portfolio as compared to the prior year.

If the allowance for loan losses had changed by 5 percent, the effect on net income would have been approximately $150,000. If the allowance had to be increased by this amount, it would not have changed the Banks' status as well-capitalized financial institutions.

                                     F - 26
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The Company's nonperforming assets consist of other real estate owned, loans on nonaccrual basis and loans which are contractually past due 90 days or more on which interest is still being accrued. Other real estate owned of $927,000 consisted of one foreclosed property at December 31, 2003, which is under contract for sale, and $117,000 at December 31, 2002. Nonaccrual loans and loans past due 90 days and greater totaled $598,000, or 0.15 percent of gross loans, at December 31, 2003 compared to $1,997,000, or 0.63 percent of gross loans, at December 31, 2002. Generally, loans are placed on non-accrual status at the earlier of when they are 90 days past due or when the collection of the loan becomes doubtful. The decrease in nonaccrual loans is attributable to one SBA enhanced loan for $1,684,000 which was collected in full including unpaid interest in the fourth quarter 2003.

Impaired loans under Statement of Financial Accounting Standards No. 114 were all on non-accrual status and totaled $598,000 and $1,925,000 at December 31, 2003 and 2002, respectively.

RESULTS OF OPERATIONS

2003 COMPARED WITH 2002

Net income for 2003 was $4,644,000, up 3.0 percent from $4,508,000 in 2002. This represents returns of 12.99 percent on average equity and 1.05 percent on average assets for 2003. Diluted earnings per share were $1.39 in 2003 compared to $1.35 for 2002. Excluding $117,000 of net startup losses for Harbourside Mortgage, a new loan production office on Hilton Head Island, South Carolina, net income would have increased 5.6 percent in 2003. Earnings per share were restated in 2002 to reflect a 10 percent stock dividend distributed in February 2003.

Average total assets increased 12 percent to $444 million in 2003 from $397 million in 2002. Total assets were $477 million and $438 million at December 31, 2003 and 2002, respectively, an increase of 8.9 percent.

Harbourside originates various types of real estate loans, retains certain loans, sells loans in the secondary market and services loans for investors. Quarterly earnings in the first half of 2004 will continue to be negatively impacted by Harbourside startup costs. It is expected to reach profitability on a quarterly basis later in 2004.

Net interest income was $16,242,000 as compared to $15,110,000 in 2002, an increase of $1,132,000, or 7.5 percent. Average loans were $356 million, or 16 percent higher in 2003 as compared $307 million in 2002. The average loan to deposit ratio increased to 97 percent in 2003 as compared to 94 percent in 2002. The prime rate remained at 4.25 percent until June 27, 2003, when the rate declined to 4.00 percent. The net yield on interest earning assets decreased to
3.91 percent in 2003 from 4.10 percent in 2002, due to the greater repricing of interest-earning assets as compared to interest-bearing liabilities, as shown in Table 6. Continued downward pressure on the net interest margin is anticipated until the loan rates begin to rise.

The provision for credit losses was $1,000,000 for 2003, compared to $750,000 for the comparable period of 2002. Changes in the provision each year are impacted as discussed under the "Allowance for Credit Losses" section above. Loan growth was $50.0 million in 2003 and $52.2 million in 2002. Net charge-offs were $306,000 in 2003 compared with $203,000 in 2002, an increase of 51 percent. Uncertain economic conditions and slow employment growth in the economy are the primary reasons for maintaining a consistently conservative level of allowance for credit losses.

Other operating income was $3,381,000 in 2003 compared to $3,010,000 in 2002, an increase of $371,000 or 12.3 percent. Service charges on deposit accounts were $1,572,000 or 0.3 percent lower than 2002. Other income included gains on sale of mortgage loans, net of $776,000 in 2003 compared to $612,000 in 2002, an increase of $164,000 or 27 percent. Direct commission and processing costs for mortgage originations of $904,000 in 2003 and $680,000 in 2002 were reclassified to reduce salary and benefits expense and reduce the gross mortgage origination fees. Lower mortgage loan interest rates fueled increases in mortgage origination volumes and refinancing throughout the industry. The refinancings began to slow substantially as mortgage interest rates began to rise in the third quarter of 2003. Trust income increased to $398,000 in 2003, compared to $353,000 in 2002, an increase of 13 percent. Other income also increased by $122,000 due to an increase in cash surrender value of officers' life insurance acquired on June 29, 2003.

                                     F - 27
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Other expenses were $11,655,000 in 2003 compared to $10,722,000 in 2002, an increase of $933,000, or 8.7 percent. Salaries and benefit expenses increased $685,000, or 11.4 percent in 2003. Excluding Harbourside personnel costs of $194,000, the personnel cost increase was 8.2 percent. Occupancy and equipment expenses increased approximately $100,000, or 6.2 percent, primarily as a result of additional operations space occupied in June 2002 in Savannah and at Harbourside in the fourth quarter of 2003.

The provision for income taxes was $2,324,000 in 2003 and $2,140,000 in 2002. The combined effective federal and state tax rates were 33.4 percent and 32.2 percent in 2003 and 2002, respectively. The increase in the effective rate was due primarily to lower tax-exempt income on investments in 2003. The Company has never recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

2002 COMPARED WITH 2001

Net income for 2002 was $4,508,000, up 3.4 percent from $4,358,000 in 2001. This represented annualized returns of 13.50 percent on average equity and 1.14 percent on average assets for 2002. Diluted earnings per share were $1.35 for 2002 and $1.32 for 2001, an increase of 2.3 percent.

Net interest income was $15,110,000 compared to $13,970,000 in 2001, an increase of $1,140,000, or 8.2 percent. Average loans were $307.3 million or 16 percent higher in 2002 as compared to $265.2 million in 2001. The average loan to deposit ratio increased to 94 percent in 2002 as compared to 88 percent in 2001. The prime rate decreased 50 basis points to 4.25 percent in November 2002. The net yield on interest earning assets decreased to 4.10 percent in 2002 from 4.13 percent in 2001 as shown in Table 2 above.

The provision for loan losses was $750,000 for 2002, compared to $605,000 for 2001. Changes in the provision each year are impacted as discussed under the "Allowance for Loan Losses" section above. Loan growth was $52.4 million for the year ended December 31, 2002 and $34.3 million for 2001.

Other operating income was $3,010,000 in 2002 compared to $2,546,000 in 2001, an increase of $464,000, or 18 percent. Service charges on deposit accounts increased $274,000 due to higher NSF charges and lower earnings credits on commercial accounts. Other income included gains on sale of mortgage loans, net of $612,000 and $443,000 in 2002 and 2001, respectively. Lower mortgage loan interest rates caused increases in mortgage origination volumes and fees throughout the industry. Trust income was $353,000 in 2002, compared to $317,000 in 2001. This increase resulted from increased business development efforts.

Other operating expenses were $10,722,000 in 2002 compared to $9,432,000 in 2001, an increase of $1,290,000, or 14 percent. Personnel expense increased $1,200,000, or 22 percent in 2002. The Company operated in 2001 with a number of unfilled positions. Many of the positions were filled in latter 2001 resulting in higher personnel costs in 2002. In addition, 2002 new salaries include a senior operations officer, in-house item processing function salaries, higher mortgage commissions and higher incentive compensation accruals. Higher costs related to systems security, audit and marketing were present in the first half of 2002 as compared to the first half of 2001. Increased occupancy and moving costs of approximately $91,000 were incurred during 2002 related to newly leased operations space and the write-off of leasehold improvement in leased space for which the lease option was not renewed.

The provision for income taxes was $2,140,000 in 2002 and $2,121,000 in 2001. The effective federal and state tax rates were 32.2 percent and 32.7 percent in 2002 and 2001, respectively. The decrease in the effective rate was due primarily to investment in low-income housing state tax credits in November 2001. The Company has never recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

                                     F - 28
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FINANCIAL CONDITION AND CAPITAL RESOURCES

BALANCE SHEET ACTIVITY

The major changes in the assets and liabilities of the Company for the current year and the prior year are shown in the consolidated statements of cash flows. The increase in loans of $51.3 million in 2003 was funded primarily by $26.1 million in deposits, $5 million in other borrowings, $6.0 million in trust preferred debt and a reduction of investment securities of $14.7 million.

The Company has classified all investment securities as available for sale. During 2003, U.S. Treasury market rates fell 25-50 basis points causing an increase in net unrealized gains on certain longer term securities. However, shorter average maturities, the lower volume of investments and re-investments at lower rates resulted in an overall decrease in unrealized gains on investment securities. These amounts are included in shareholders' equity at December 31, 2003 and 2002 as other accumulated comprehensive income.

The Company's lending and investment policies continue to emphasize high quality growth. However, the mortgage lending opportunities created by the opening of Harbourside have impacted and will impact the funding sources and liquidity of Savannah. Historically, virtually all deposits at Savannah have been obtained from local customers. Beginning in the first quarter 2004, funding sources will be expanded to include non-local brokered time deposits and non-local time deposits obtained through Internet bulletin board providers. Additional borrowings from the Federal Home Loan Bank of Atlanta are also anticipated, primarily to fund the loans held for sale. The brokered deposits, while obtained at very competitive rates are expected to cost more than the core deposit rates, and therefore, result in a lower overall net interest margin.

CAPITAL RESOURCES

The Office of the Comptroller of the Currency (OCC) has adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. As of December 31, 2003, the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized."

Total equity capital for the Company is $36.8 million, or 7.71 percent of total assets at December 31, 2003. Tier 1 Capital is 10.60 percent of Risk-Weighted Assets at the same date. Tier 1 capital at the Company level includes $6.0 million of trust preferred debt issued by the Company's nonconsolidated affiliate on September 29, 2003.

Under current Federal Reserve Bank regulations the Company's trust preferred debt qualifies for Tier 1 capital treatment. However, accounting authorities and various regulators are considering modifications to the inclusion of trust preferred debt in Tier 1 capital calculations. Although the outcome of these discussions is uncertain, there is reasonable basis to believe that the capital treatment of existing trust preferred debt will be retained and that the qualifying capital rules may be changed for all future debt issuances.

The Company and the Subsidiary Banks capital qualify as well-capitalized without inclusion of the trust preferred debt. Should the capital treatment of the trust preferred debt be disallowed, the Company will consider other alternatives to enable it to continue its growth plans and maintain its "well-capitalized" status.

Treasury stock activity during the year included 968 shares that were re-issued in conjunction with the exercise of options. The treasury stock account was adjusted by the cost of the treasury shares acquired using the first-in, first-out method.

                                     F - 29
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

LIQUIDITY AND INTEREST RATE SENSITIVITY MANAGEMENT

The objectives of funds management include maintaining adequate liquidity and preserving reasonable harmony between the repricing of interest sensitive assets and liabilities. The goal of liquidity management is to ensure the availability of adequate funds to meet the loan demands and the deposit withdrawal needs of customers. This is achieved through maintaining a combination of sufficient liquid assets, core deposit growth and unused capacity to purchase and borrow funds in the money markets.

During 2003 loans increased $50 million to $382 million and deposits increased $26 million to $389 million. The very low deposit market interest rates have resulted in some customers moving out of time deposits and into other deposit types or alternative investments. The loan to deposit ratio increased to 98 percent at December 31, 2003 from 92 percent at December 31, 2002. Average loan growth in 2003 was 16 percent. Average non-interest bearing deposit growth was 18 percent.

In addition to local deposit growth, primary funding and liquidity sources include borrowing capacity with the Federal Home Loan Bank of Atlanta, temporary federal funds purchased lines with correspondent banks and non-local time deposits through brokers and an Internet bulletin board service. Backup funding and liquidity sources include the ability to sell participations in certain loans and borrowing from the Federal Reserve Bank of Atlanta discount window.

Both Subsidiary Banks have a Blanket Floating Lien Agreement with the Federal Home Loan Bank of Atlanta (FHLB). Under these agreements, the banks have credit lines up to 75 percent of the book value of their 1-4 family first mortgage loans, or approximately $50.6 million as of December 31, 2003. In aggregate, the Company had secured borrowing capacity of approximately $51.8 million of which $24.4 million was advanced at December 31, 2003. These credit arrangements serve as a core-funding source as well as liquidity backup for the banks. Savannah and Bryan have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements. The Subsidiary Banks also have $22.7 million of temporary conditional federal funds borrowing lines available from correspondent banks.

A continuing objective of asset/liability management is to maintain appropriate levels of variable rate assets, including variable rate loans and shorter-maturity investments, to balance increases in interest rate sensitive liabilities. Interest rate sensitivity management requires analyses and actions that take into consideration volumes repriced and the timing and magnitude of their price changes to determine the effect upon net interest income.

The Company's asset-sensitive cash flow maturity and repricing gap at December 31, 2003, was $79.2 million at one year, or 16 percent of total interest-earning assets. Fixed rate earning assets with maturities over five years totaled $10.9 million, or 2.4 percent of total interest-earning assets. See Table 5 for cash flow maturity and repricing gap.

The Company is asset-sensitive within one year. The decrease in the prime rate from 4.25 percent to 4.00 percent in June 2003 negatively impacted net interest income and the net interest margin. The Company is well-positioned for a rising rate environment. Given the historically low level of current interest rates, the probability of rising rates may be greater than the probability of falling rates; however, the timing of a rise is uncertain. The Federal Reserve has most recently communicated a neutral bias for interest rates.

The gap position between one and five years is of less concern because management has time to respond to changing financial conditions with actions that reduce the impact of the longer-term gap positions on net interest income. However, fixed rate assets with maturities over five years may include significant rate risk in the event of significant market rate increases.

Management monitors interest rate risk on a quarterly basis using rate-sensitivity gap analysis, rate shock simulation and performance forecasting measures. If and when projected interest rate risk exposures are outside of policy tolerances, specific actions to return interest rate risk exposures to acceptable levels are reported to the Board by management. Management continues to upgrade its interest rate risk reporting systems to provide better information on a more frequent basis. These capabilities are especially valuable during periods of volatile interest rates.

                                     F - 30
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

OFF-BALANCE SHEET ARRANGEMENTS

In order to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risks in the normal course of business. At December 31, 2003, the Company had unfunded commitments to extend credit of $90.8 million and outstanding stand-by letters of credit of $6.4 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

FORWARD LOOKING STATEMENTS

This Management's Discussion and Analysis and other Company communications and statements may contain "forward-looking statements." These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from what is contemplated in those forward-looking statements:

* The strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio and allowance for loan losses;
* The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
* Inflation, interest rate, market and monetary fluctuations;
* Adverse conditions in the stock market and other capital markets and the impact of those conditions on our capital markets and capital management activities, including our investment and wealth management advisory businesses;
* Changes in U.S. foreign or military policy;
* The timely development of competitive new products and services by us and the acceptance of those products and services by new and existing customers;
* The willingness of customers to accept third-party products marketed by us;
* The willingness of customers to substitute competitors' products and services for our products and services and vice versa;
* The impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);
* Technological changes;
* Changes in consumer spending and saving habits;
* The effect of corporate restructuring, acquisitions or dispositions, including the actual restructuring and other related charges and the failure to achieve the expected gains, revenue growth or expense savings from such corporate restructuring, acquisitions or dispositions;
* The growth and profitability of our noninterest or fee income being less than expected;
* Unanticipated regulatory or judicial proceedings;
* The impact of changes in accounting policies by the Securities and Exchange Commission (SEC);
* Adverse changes in the financial performance and/or condition of our borrowers, which could impact the repayment of those borrowers' outstanding loans; and
* Our success at managing the risks involved in the foregoing.

                                     F - 31
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

We caution that the foregoing list of important factors is not exhaustive. Also, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf except as may be required by our disclosure obligations in filings we make with the SEC under Federal securities laws.

TABLE 5 - LONG-TERM MATURITY GAP AND REPRICING

The following is the long-term maturity and repricing data for the Company as of December 31, 2003:

----------------------------------------------------------------------------------------------------------
($ in 000s)                                      0-3        3-12        1-3        3-5    Over 5
INTEREST-BEARING ASSETS             Immediate   Months     Months      Years      Years    Years     Total
----------------------------------------------------------------------------------------------------------
Investment securities               $     -    $  1,500   $ 10,044  $ 15,326  $  7,692  $  3,635  $ 38,197
Interest-bearing deposits             11,987        -          -         -         -         -      11,987
Federal funds sold                     2,291        -          -         -         -         -       2,291
Loans held for sale                      -       10,393        -         -         -         -      10,393
Loans - fixed rates                      -       24,541     57,107    67,762    36,154     7,289   192,853
Loans - variable rates               193,304        -          -         -         -         -     193,304
----------------------------------------------------------------------------------------------------------
Total interest-earning assets        207,582     36,434     67,151    83,088    43,846    10,924   449,025
----------------------------------------------------------------------------------------------------------
INTEREST BEARING DEPOSITS:
NOW and savings **                    19,708      9,854     29,562    39,415       -         -      98,539
Money market accounts  **             19,993      6,731     20,193    20,188       -         -      67,105
Time, $100 and over                      -       14,017     32,597    13,025     9,104       -      68,743
Other time                               -       14,883     35,810    15,365    11,491        37    77,586
Federal Home Loan Bank Advances          -           44        175    18,431     1,273       486    20,409
Other borrowings                      22,249        -          -         -         -         -      22,249
Trust Preferred Debt                     -        6,186        -         -         -         -       6,186
----------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities    61,950     51,715    118,337   106,424    21,868       523   360,817
----------------------------------------------------------------------------------------------------------
GAP-EXCESS ASSETS (LIABILITIES)      145,632    (15,281)   (51,186)  (23,336)   21,978    10,401    88,208
----------------------------------------------------------------------------------------------------------
GAP-CUMULATIVE                      $145,632   $130,351   $ 79,165  $ 55,829  $ 77,807  $ 88,208  $ 88,208
==========================================================================================================
CUMULATIVE SENSITIVITY RATIO *          3.35       2.15       1.34      1.16      1.22      1.24      1.24
==========================================================================================================

*  Cumulative interest-earning assets / cumulative interest-bearing liabilities

** Repricing of NOW, Savings and Money market accounts based on estimated percentages of the full market interest rate declines over 1 to 36 months.

Note - At December 31, 2003, the Company had unfunded loan commitments and unfunded letters of credit totaling $97.1. The Company believes the likelihood of these commitments either needing to be totally funded or funded at the same time is low. However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $27.4 million. Additionally, further sources of funding includes non-local broker and Internet bulletin board time deposits.


                                     F - 32
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

TABLE 6 - AVERAGE BALANCE SHEET AND RATE/VOLUME ANALYSIS - 2003 AND 2002

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2003 and 2002.


     Average           Average                             Taxable-Equivalent        (a) Variance
     Balance            Rate                                   Interest             Attributable to
------------------   ----------                             --------------   Vari-  --------------
  2003      2002     2003  2002                              2003    2002    Ance    Rate   Volume
--------  --------   ----  ----                             ------  ------  ------  ------  ------
   (Thousands)           (%)     ASSETS                      (Thousands)              (Thousands)
$ 10,483  $  4,403   0.97  1.64  Interest-bearing deposits  $  102  $   72  $   30  $  (29) $   59
  36,952    47,177   4.55  5.57  Investments - taxable       1,681   2,626    (945)   (480)   (465)
   7,063     8,515   8.99  8.66  Investments - non-taxable     635     737    (102)     29    (131)
  10,715     9,023   1.05  1.61  Federal funds sold            112     145     (33)    (51)     18
     939       -     4.15  0.00  Loans held for sale            39     -        39     -        39
 356,006   307,285   5.80  6.59  Loans (c)                  20,644  20,244     400  (2,425)  2,825
--------  --------   ----  ----                             ------  ------  ------  ------  ------
 422,158   376,403   5.50  6.33  Total int.-earning assets  23,213  23,824    (611) (2,955)  2,344
--------  --------   ----  ----                             ------  ------  ------  ------  ------
  21,344    20,433               Non-earning assets
--------  --------
$443,502  $396,836               Total assets
========  ========
                                 LIABILITIES AND EQUITY
                                 Deposits
$ 75,952  $ 59,075   0.37  0.55    NOW accounts                280     323     (43)   (105)     62
  15,626    13,404   0.61  0.96    Savings accounts             96     129     (33)    (47)     14
  66,472    54,750   1.16  1.68    Money market accounts       773     919    (146)   (282)    136
  63,246    61,997   3.00  3.97    CD's, $100M or more       1,897   2,462    (565)   (602)     37
  79,059    82,337   2.91  3.97    Other time deposits       2,300   3,271    (971)   (876)    (95)
--------  --------   ----  ----                             ------  ------  ------  ------  ------
                                  Total interest-
 300,355   271,563   1.78  2.62     bearing deposits         5,346   7,104  (1,758) (1,911)    153
  20,517    20,730   4.99  5.02   FHLB advances              1,023   1,040     (17)     (6)    (11)
  17,738    13,611   1.46  1.89   Other borrowings             259     258       1     (58)     59
   1,593       -     4.21  0.00   Trust preferred debt          67     -        67     -        67
--------  --------   ----  ----                             ------  ------  ------  ------  ------
                                  Total interest-
 340,203   305,904   1.97  2.75     bearing liabilities      6,695   8,402  (1,707) (1,976)    269
--------  --------   ----  ----                             ------  ------  ------  ------  ------
  65,403    55,250                Non-int bearing deposits
   2,156     2,284                Other liabilities
  35,740    33,398                Stockholders' equity
--------  --------
$443,502  $396,836                Liabilities and equity
========  ========
                     3.53   3.58  Interest rate spread
                     ====   ====
                                  Net interest income      $16,518 $15,422  $1,096  $ (980) $2,076
                                                            ======  ======  ======  ======  ======
                     3.91   4.10  Net interest margin
                     ====   ====
$ 81,955  $ 70,499                Net earning assets
========  ========
                                  Average deposits and
$365,758  $326,813  1.46   2.17     average cost of deposits
========  ========  ====  =====
  97%        94%                 Average loan to deposit ratio

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense.
(c) Average nonaccruing loans have been excluded from total average loans as a non interest-earning asset.

                                     F - 33
                  The Savannah Bancorp, Inc.-2003 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


TABLE 7 - AVERAGE BALANCE SHEET AND RATE/VOLUME ANALYSIS - 2002 AND 2001

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2002 and 2001.


     Average           Average                             Taxable-Equivalent        (a) Variance
     Balance            Rate                                   Interest             Attributable to
------------------   ----------                             --------------   Vari-  --------------
  2002      2001     2002  2001                              2002    2001    Ance    Rate   Volume
--------  --------   ----  ----                             ------  ------  ------  ------  ------
   (Thousands)           (%)     ASSETS                      (Thousands)              (Thousands)
$  4,403  $  4,283   1.64  3.92  Interest-bearing deposits  $   72  $  168  $  (96) $  (98) $    2
  47,177    55,178   5.57  6.05  Investments - taxable       2,626   3,338    (712)   (267)   (445)
   8,515     9,121   8.66  8.35  Investments - non-taxable     737     762     (25)     27     (52)
   9,023    12,895   1.61  3.96  Federal funds sold            145     510    (365)   (303)    (62)
 307,285   264,684   6.59  8.40  Loans (c)                  20,244  22,238  (1,994)  4,801)  2,807
--------  --------   ----  ----                             ------  ------  ------  ------  ------
 376,403   346,161   6.33  7.80  Total int.-earning assets  23,824  27,016  (3,192) (5,439)  2,247
--------  --------   ----  ----                             ------  ------  ------  ------  ------
  20,433    17,916               Non-earning assets
--------  --------
$396,836  $364,077               Total assets
========  ========
                                 LIABILITIES AND EQUITY
                                 Deposits
$ 59,075  $ 52,542   0.55  1.47    NOW accounts                323     771    (448)   (484)     36
  13,404    11,741   0.96  2.03    Savings accounts            129     238    (109)   (125)     16
  54,750    40,478   1.68  3.15    Money market accounts       919   1,276    (357)   (597)    240
  61,997    62,226   3.97  6.04    CD's, $100M or more       2,462   3,756  (1,294) (1,285)     (9)
  82,337    89,865   3.97  5.89    Other time deposits       3,271   5,295  (2,024) (1,725)   (299)
--------  --------   ----  ----                             ------  ------  ------  ------  ------
                                 Total interest-
 271,563   256,852   2.62  4.41    bearing deposits          7,104  11,336  (4,232) (4,214)    (18)
  20,730    20,805   5.02  5.02  FHLB advances               1,040   1,044      (4)    -        (4)
  13,611     9,926   1.90  3.57  Other borrowings              258     354     (96)   (166)     70
--------  --------   ----  ----                             ------  ------  ------  ------  ------
                                 Total interest-
 305,904   287,583   2.75  4.43    bearing liabilities       8,402  12,734  (4,332) (4,380)     48
--------  --------   ----  ----                             ------  ------  ------  ------  ------
  55,250    43,356               Non-int bearing deposits
   2,284     2,606               Other liabilities
  33,398    30,532               Stockholders' equity
--------  --------
$396,836  $364,077               Liabilities and equity
========  ========
                     3.58  3.38  Interest rate spread
                     ====  ====
                                 Net interest income       $15,422 $14,282  $1,140 $(1,059) $2,199
                                                            ======  ======   =====  ======  ======
                     4.10  4.13  Net interest margin
                     ====  ====
$ 70,499  $ 58,578               Net earning assets
========  ========
                                 Average deposits and
$326,813  $300,208   2.17  3.78    average cost of deposits
========  ========   ====  ====
  94%       88%                  Average loan to deposit ratio

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense.
(c) Average nonaccruing loans have been excluded from total average loans as a noninterest-earning asset.

                                     F - 34
                  The Savannah Bancorp, Inc.-2003 Annual Report

                          THIS PAGE INTENTIONALLY LEFT
                          BLANK AS A DIVIDER PAGE FOR
                          THE FINANCIAL SECTION AND AS
                          A PLACE FOR READER NOTES.








                                     F - 35
                  The Savannah Bancorp, Inc.-2003 Annual Report

                          THIS PAGE INTENTIONALLY LEFT
                          BLANK AS A DIVIDER PAGE FOR
                          THE FINANCIAL SECTION AND AS
                          A PLACE FOR READER NOTES.










                                     F - 36
                  The Savannah Bancorp, Inc.-2003 Annual Report