Form 10-K, Exhibit 13
period 2004-12-31
SAVANNAH BANCORP INC
filed 2005-03-30
CIK 860519

Exhibit 13



                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           FINANCIAL STATEMENT SECTION
                                      INDEX

                                                                         Page
                                                                        Number
  Index to Financial Statement Section                                    F-1
  Management's Responsibility for Financial Reporting                     F-2
  Report of Independent Registered Public Accounting Firm                 F-3
  Consolidated Balance Sheets
       December 31, 2004 and 2003                                         F-4
  Consolidated Statements of Income for the Years
       Ended December 31, 2004, 2003 and 2002                             F-5
  Consolidated Statements of Changes in Shareholders'
       Equity for the Years Ended December 31, 2004,
       2003 and 2002                                                      F-6
  Consolidated Statements of Cash Flows for the Years
       Ended December 31, 2004, 2003 and 2002                             F-7
  Notes to Consolidated Financial Statements                              F-8
  Management's Discussion and Analysis of Financial
       Condition and Results of Operations                                F-22
       Selected Five-Year Financial Data - 2000-2004
       Table 1 - Selected Financial Condition Highlights                  F-22
       Table 2 - Selected Operating Highlights                            F-23
       Selected Quarterly Data                                            F-24
       Market for Registrant's Common Equity and
           Related Shareholder Matters                                    F-24
       Introduction                                                       F-25
       Critical Accounting Estimate                                       F-26
       Results of Operations
           2004 Compared with 2003                                        F-27
           2003 Compared with 2002                                        F-28
       Financial Condition and Capital Resources                          F-29
       Liquidity and Interest Rate Sensitivity Management                 F-30
       Off-Balance Sheet Arrangements                                     F-31
       Forward Looking Statements                                         F-32
       Cash Flow/Maturity Gap and Repricing Data                          F-33
       Average Balance Sheet and Rate/Volume Analysis - 2004 vs. 2003     F-34
       Average Balance Sheet and Rate/Volume Analysis - 2003 vs. 2002     F-35

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

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

In meeting its responsibility both for the integrity and fairness of these consolidated statements and information, management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting. In addition management depends on the accounting system and related internal control structures that are designed to provide reasonable assurance that transactions are authorized and recorded in accordance with established procedures, and that assets are safeguarded and proper and reliable records are maintained.

The consolidated financial statements for The Savannah Bancorp, Inc. have been audited by BDO Seidman, LLP. Their appointment was recommended by the Audit Committee and approved by the Board of Directors. BDO Seidman, LLP expressed their opinion as to whether the consolidated financial statements are fairly presented. Their opinion is based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America, as described in the second paragraph of their report.

The Audit Committee of The Savannah Bancorp, Inc.'s Board of Directors, composed solely of outside directors, meets regularly with the Company's management, internal auditors, independent registered public accounting firm and regulatory examiners to review matters relating to financial reporting, internal control structure and the nature, extent and results of the audit effort. The independent registered public accounting firm has direct access to the Audit Committee with or without management present.


G. Mike Odom, Jr.           John C. Helmken II          Robert B. Briscoe
Chief Executive Officer     President                   Chief Financial Officer
January 28, 2005            January 28, 2005            January 28, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders of The Savannah Bancorp, Inc.:

      We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.



Atlanta, Georgia
January 28, 2005

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets


                                                         December 31,
------------------------------------------------------------------------
($ in thousands, except share data)                    2004         2003
------------------------------------------------------------------------
Assets
Cash and due from banks                            $ 11,164     $ 16,695
Federal funds sold                                   12,521        2,291
Interest-bearing deposits in banks                   13,211       11,987
-------------------------------------------------------------------------
     Cash and cash equivalents                       36,896       30,973
Securities available for sale, at fair value
 (amortized cost of $41,196 in 2004 and
 $38,197 in 2003)                                    41,505       39,090
Loans held for sale                                  26,471       10,393
Loans, net of allowance for credit losses of
 $6,389 in 2004 and $5,067 in 2003                  493,479      381,664
Premises and equipment, net                           4,785        4,817
Other real estate owned                                 460          927
Bank-owned life insurance                             5,349        5,123
Other assets                                          8,396        3,878
------------------------------------------------------------------------
      Total assets                                 $617,341     $476,865
========================================================================
Liabilities
Deposits:
   Non interest-bearing                            $ 83,790     $ 77,173
   Interest-bearing                                 422,330      311,973
------------------------------------------------------------------------
          Total deposits                            506,120      389,146
Securities sold under repurchase agreements,
   federal funds purchased and short-term
   FHLB advances                                     35,069       22,249
Federal Home Loan Bank advances - long-term          20,837       20,409
Subordinated debt to nonconsolidated subsidiaries    10,310        6,186
Other liabilities                                     4,934        2,104
------------------------------------------------------------------------
      Total liabilities                             577,270      440,094
------------------------------------------------------------------------
Commitments and contingencies  (Notes 13 and 15)

Shareholders' Equity
Common stock, par value $1 per share: authorized
   20,000,000 shares; issued 4,112,418 and
   3,290,223 shares in 2004 and 2003, respectively    4,112        3,290
Preferred stock, par value $1 per share:
   authorized 10,000,000 shares, none issued            -            -
Additional paid-in capital                           24,232       25,109
Retained earnings                                    11,539        7,965
Treasury stock, 282 and 8,246 shares
   in 2004 and 2003, respectively                        (4)        (147)
Accumulated other comprehensive income                  192          554
------------------------------------------------------------------------
      Total shareholders' equity                     40,071       36,771
------------------------------------------------------------------------
      Total liabilities and shareholders' equity   $617,341     $476,865
========================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                        Consolidated Statements of Income


                                          For the Years Ended December 31,
--------------------------------------------------------------------------
($ in thousands, except share data)            2004      2003      2002
--------------------------------------------------------------------------
Interest and Dividend Income
Loans, including fees                        $25,298   $20,644    $20,244
Loans held for sale                            1,432        39        -
Debt securities:
   Taxable                                     1,306     1,618      2,536
   Tax-exempt                                    282       359        425
Dividends                                         87        63         90
Deposits with banks                              201       102         72
Federal funds sold                               101       112        145
--------------------------------------------------------------------------
     Total interest and dividend income       28,707    22,937     23,512
--------------------------------------------------------------------------
Interest Expense
Deposits                                        6,462     5,346     7,104
Securities sold under repurchase
  agreements and federal funds purchased          614       262       258
Federal Home Loan Bank advances                 1,023     1,023     1,040
Subordinated debt                                 328        64       -
--------------------------------------------------------------------------
     Total interest expense                     8,427     6,695     8,402
--------------------------------------------------------------------------
Net Interest Income                            20,280    16,242    15,110
Provision for credit losses                     1,450     1,000       750
--------------------------------------------------------------------------
Net interest income after
  provision for credit losses                  18,830    15,242    14,360
--------------------------------------------------------------------------
Noninterest Income
Service charges on deposit accounts             1,598     1,572     1,576
Gains on sales of mortgage loans, net           1,079       776       612
Trust fees                                        442       398       353
Other operating income                            890       635       469
Gains on sales of other real estate owned          91       -         -
--------------------------------------------------------------------------
     Total noninterest income                   4,100     3,381     3,010
--------------------------------------------------------------------------
Noninterest Expense
Salaries and employee benefits                  8,362     6,693     6,008
Occupancy and equipment expense                 1,963     1,767     1,678
Data processing expenses                        1,049       908       805
Other operating expenses                        2,880     2,287     2,231
--------------------------------------------------------------------------
     Total noninterest expense                 14,254    11,655    10,722
--------------------------------------------------------------------------
Income before income taxes                      8,676     6,968     6,648
Income tax expense                              2,940     2,324     2,140
--------------------------------------------------------------------------
Net income                                    $ 5,736   $ 4,644   $ 4,508
==========================================================================

Net income per share:
    Basic                                     $  1.40   $  1.13   $  1.10
==========================================================================
    Diluted                                   $  1.36   $  1.11   $  1.08
==========================================================================
The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
           Consolidated Statements of Changes in Shareholders' Equity
              For the Years Ended December 31, 2004, 2003 and 2002

                                                                                          Accumulated
                                                        Additional                          Other
($ in thousands, except            Common      Share     Paid-in   Retained   Treasury  Comprehensive
 share data)                       Shares      Amount    Capital    Earning     Stock    Income (Loss)    Total
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001        2,991,378   $2,991     $18,754     $9,751     $(457)     $1,032       $32,071
Comprehensive income:
   Net income                                                         4,508                               4,508
   Other comprehensive income:
   Change in net unrealized
     gain on securities available
     for sale, net of tax effect                                                               76            76
                                                                                                          -----
Total comprehensive income                                                                                4,584

Cash dividends - $.67 per share                                      (1,998)                             (1,998)

Reissuance of treasury
stock under stock option
plan (18,902 shares)                                        (197)                 337                       140

Purchase of treasury
  stock (1,810 shares)                                                            (41)                      (41)
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002        2,991,378    2,991      18,557     12,261      (161)      1,108        34,756

Comprehensive income:
   Net income                                                         4,644                               4,644
   Other comprehensive loss:
   Change in net unrealized
     gain on securities available
     for sale, net of tax effect                                                             (554)         (554)
                                                                                                          -----
Total comprehensive income                                                                                4,090

Cash dividends - $.635 per share                                     (2,090)                             (2,090)

Ten percent stock dividend          298,845      299       6,551     (6,850)                                -

Reissuance of treasury
stock under stock option
plan (1,049 shares)                                            1                   14                        15
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003        3,290,223    3,290      25,109      7,965      (147)        554        36,771

Comprehensive income:
   Net income                                                         5,736                               5,736
   Other comprehensive loss:
   Change in net unrealized
     gain on securities available
     for sale, net of tax effect                                                             (362)         (362)
                                                                                                          -----
Total comprehensive income                                                                                5,374

Cash dividends - $.524 per share                                     (2,162)                             (2,162)

Reissuance of treasury
stock under stock option
plan (8,000 shares)                                          (55)                 143                        88

Five-for-four stock split           822,195      822        (822)                                           -
---------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004        4,112,418   $4,112     $24,232    $11,539     $ (4)      $  192       $40,071
===============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                   THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                                                      For the Years Ended
                                                           December 31,
-------------------------------------------------------------------------------
($ in thousands)                                    2004       2003      2002
-------------------------------------------------------------------------------
Operating Activities
Net income                                        $ 5,736    $ 4,644    $ 4,508
Adjustments to reconcile net income to cash
  provided by operating activities:
    Provision for credit losses                     1,450      1,000        750
    Loans originated for sale                     (90,730)   (10,393)       -
    Proceeds from sale of loans originated         75,291        -          -
      for sale
    Net amortization of securities                    171        264        133
    Depreciation and amortization                     743        684        681
    Decrease in deferred income tax, net             (513)      (207)      (122)
    Gain on sale of loans, net                       (639)       -          -
    Gain on sale of other real estate owned           (91)       -          -
    Increase in CSV of bank-owned life
      insurance policies                             (226)      (123)       -
    Change in other assets and other
      liabilities, net                                (36)       361       (126)
-------------------------------------------------------------------------------
        Net cash provided by (used in)
        operating activities                       (8,844)    (3,770)     5,824
-------------------------------------------------------------------------------
Investing Activities
Activity in available for sale securities
   Purchases                                      (29,707)   (13,925)   (13,159)
   Maturities and calls                            26,537     28,576     22,911
Loan originations and principal                  (113,265)   (51,304)   (52,355)
   collections, net
Proceeds from sale of foreclosed assets               798        115        -
Investment in bank owned life insurance               -       (5,000)       -
Investment in low income housing tax
   credits                                         (1,157)       -          -
Additions to premises and equipment                  (711)      (697)      (621)
-------------------------------------------------------------------------------
        Net cash used in investing
        activities                               (117,505)   (42,235)   (43,224)
-------------------------------------------------------------------------------
Financing Activities
Net increase in noninterest bearing                 6,617     13,723     13,156
   deposits
Net increase in interest-bearing deposits         110,357     12,379     40,265
Net increase in securities sold under
   agreements to repurchase and federal
   funds purchased                                 12,820      5,255      5,609
Net increase (decrease) in FHLB advances              428       (216)      (211)
Proceeds from issuance of long-term debt            4,124      6,186        -
Payment to acquire treasury stock                     -          -          (41)
Dividend payments                                  (2,162)    (2,090)    (1,998)
Exercise of options                                    88         15        113
-------------------------------------------------------------------------------
        Net cash provided by financing
        activities                                132,272     35,252     56,893
-------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash
Equivalents                                         5,923    (10,753)    19,493
Cash and cash equivalents, at beginning of
year                                               30,973     41,726     22,233
-------------------------------------------------------------------------------
Cash and cash equivalents, at end of year         $36,896    $30,973    $41,726
===============================================================================
Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
  Interest on deposits and other borrowings       $ 8,073    $ 6,732    $ 8,772
  Income taxes                                      2,858      2,575      2,120
Noncash investing activity:
  (Decrease) increase in net unrealized gain
  on investment securities available for sale,
  net of income taxes                                (362)      (554)        76

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. ("the Company") and its wholly-owned subsidiaries, The Savannah Bank, N.A. ("Savannah") and Bryan Bank & Trust ("Bryan") or together referred to as the Subsidiary Banks. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to the current year presentation.

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

SEGMENTS - The Company has two segments, commercial banking and mortgage banking. The Company tests all business segments on a quarterly basis to determine whether any individual segment represents more than ten percent of total assets of the Company or contributes more than ten percent to the revenue or net income of the Company. Mortgage banking does not meet the criteria for segment reporting.

USE OF ESTIMATES - In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses, market valuation on loans held for sale and the evaluation of the realization of deferred tax assets.

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

LOANS HELD FOR SALE - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. In estimating fair value, consideration is given to commitments from investors and prevailing market prices. Loan origination fees applicable to mortgage loans held for sale, net of certain direct origination costs, are deferred and recognized as an adjustment to the related gain or loss on subsequent sale of the loan.

LOANS AND LOAN FEES - The Company's Subsidiary Banks underwrite mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans throughout the coastal Georgia and South Carolina areas. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Revolving credit loans and other personal loans are typically charged off when payments are 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

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

ALLOWANCE FOR CREDIT LOSSES - The allowance for credit losses is based on estimates and maintained at a level considered adequate to provide for potential losses inherent in the portfolio based on the current environment. The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio considering current economic conditions, underlying collateral value securing loans and other factors that deserve recognition in estimating credit losses. Actual future losses may be different from estimates due to unforeseen events. Loans that are determined to be uncollectible are charged off against the allowance.

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

The allowance consists of specific and general reserve components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

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

SERVICING ASSETS - Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income from the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is estimated based on quoted market prices for similar assets with similar characteristics.

RATE LOCK COMMITMENTS - The Company enters into commitments to originate loans in which the interest rate on the loans is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments the difference between current levels of interest rates and the commitment rates is considered.

FORECLOSED ASSETS - Assets acquired through loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expenses.

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

BANK-OWNED LIFE INSURANCE - Bank-owned life insurance policies are recorded at the net realizable value of the underlying insurance contracts. The change in contract value during the year represents the contract earnings during the period less the mortality costs and administrative costs of the underlying life insurance contracts. The increase in cash surrender value from bank-owned life insurance contracts is included as a component of other operating income and the mortality costs and administrative fees are recorded as noninterest expenses.

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

EARNINGS PER SHARE - Basic earnings per share represents net income divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Earnings per common share have been computed based on the following:

 ------------------------------------------------------------------------------
 Year Ended December 31,                           2004       2003      2002
 ------------------------------------------------------------------------------
 Average number of common shares
    outstanding - Basic                         4,109,000  4,103,000  4,100,000
 Effect of dilutive options                       100,000     78,000     60,000
                                                -------------------------------
 Average number of common shares
    outstanding - Diluted                       4,209,000  4,181,000  4,160,000
                                                -------------------------------

Stock option shares in the amounts of 10,000 and 16,000 for the years ended 2003 and 2002, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect. None were excluded in 2004.

ACCOUNTING FOR STOCK-BASED COMPENSATION - Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

Had compensation cost for the options granted in 2004, 2003 and 2002 been determined based on fair value at the grant date for awards in 2004, 2003 and 2002 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts as shown in the following table. Per share amounts in the following tables reflect the effect of a 5-for-4 stock split distributed in the form of a 25 percent stock dividend in December 2004.

---------------------------------------------------------------------------
($ in thousands)                                  2004      2003      2002
---------------------------------------------------------------------------
Net Income - as reported                         $5,736    $4,644    $4,508
Stock-based compensation cost, net of tax            46        63        53
Net Income - pro forma                           $5,690    $4,581    $4,455

Net Income per share - basic - as reported       $ 1.40    $ 1.13    $ 1.10
Net Income per share - pro forma                 $ 1.39    $ 1.12    $ 1.09

Net Income per share - diluted - as reported     $ 1.36    $ 1.11    $ 1.08
Net Income per share - diluted - pro forma       $ 1.35    $ 1.10    $ 1.07

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

---------------------------------------------------------------------------
                                                  2004      2003      2002
---------------------------------------------------------------------------

Weighted average fair value of options granted   $ 9.75    $ 7.33    $ 6.37
Expected volatility                                35.0%     30.0%     30.0%
Dividend yield                                     2.00%     2.50%     3.02%
Risk-free interest rate                            3.50%     3.00%     4.59%
Expected life                                   7.0 years  7.0 years  7.5 years

Recent Accounting Pronouncements

On March 9, 2004, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments", which provides guidance regarding mortgage loan interest rate lock commitments related to loans held for sale as written options, effective for commitments entered into after March 31, 2004. The Company enters into such commitments with customers in connection with residential mortgage loan applications; however, the amount of these commitments is not material to the Company's consolidated financial statements. The impact of implementing this guidance did not have a significant impact on the Company's consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued a revised SFAS No. 123, "Share Based Payment" ("SFAS No. 123R"), to address the accounting for stock-based employee plans. The statement eliminates the ability to account for share-based compensation transactions using Opinion No. 25 and instead requires that such transactions be accounted for using a fair-value-based method of accounting. The adoption of this statement will result in income statement effects similar to those reflected in the above pro-forma computations. SFAS No. 123R is effective for interim and annual reporting beginning after June 15, 2005, and the adoption of this statement is not expected to have a material effect on the Company's financial statements.

Various proposals have been issued by the SEC related to changes in filing requirements, accountability of executive management and directors regarding accounting policies, internal controls and audit issues. Although the eventual outcome of these proposals is expected to have no material impact on the Company's consolidated financial statements, additional costs to comply with certain rules can be expected.

Note 2 - Restrictions on Cash and Demand Balances Due from Banks and Interest Bearing Bank Balances

The Subsidiary Banks are required by the Federal Reserve Bank to maintain minimum cash reserves based on reserve requirements calculated on their deposit balances. Cash reserves of $1,430,000 and $1,213,000 were required as of December 31, 2004 and 2003, respectively. The Company has pledged interest-bearing cash balances at the Federal Home Loan Bank ("FHLB") in lieu of investment securities to secure public fund deposits and securities purchased under agreements to resell. Pledged cash balances were $12,700,000 and $11,700,000 at December 31, 2004 and 2003, respectively.


Note 3 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2004 and 2003 were as follows:

                                                      2004
---------------------------------------------------------------------------
($ in thousands)                  Amortized   Unrealized  Unrealized  Fair
                                    Cost        Gains       Losses    Value
---------------------------------------------------------------------------

Investment securities:
   U. S. government agencies       $21,640       $113       $(67)   $21,686
   Mortgage-backed securities       11,047         89        (28)    11,108
   State and municipal               5,402        202        -        5,604
   Other taxable securities          3,107        -          -        3,107
                                   -------    -------    -------    -------
                                   $41,196       $404       $(95)   $41,505
                                   =======    =======    =======    =======

                                                      2003
---------------------------------------------------------------------------
($ in thousands)                  Amortized   Unrealized  Unrealized  Fair
                                    Cost        Gains       Losses    Value
---------------------------------------------------------------------------
Investment securities:
   U. S. government agencies       $21,353       $542       $(22)   $21,873
   Mortgage-backed securities        9,090         78        (34)     9,134
   State and municipal               6,183        329        -        6,512
   Other taxable securities          1,571        -          -        1,571
                                   -------    -------    -------    -------
                                   $38,197       $949       $(56)   $39,090
                                   =======    =======    =======    =======

The distribution of securities by maturity or expected call date at December 31, 2004 is shown below.

----------------------------------------------------------------
($ in thousands)                              Amortized    Fair
                                                Cost       Value
----------------------------------------------------------------
Securities available for sale:
   Due in one year or less                    $ 8,275    $ 8,343
   Due after one year through five years       28,135     28,337
   Due after five years through ten years       1,004      1,000
   Due after ten years                          3,782      3,825
                                              -------    -------
Total investment securities                   $41,196    $41,505
                                              =======    =======

At December 31, 2004 and 2003, investment securities with a carrying value of $31,165,000 and $31,722,000, respectively, were pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.

Note 4 - Loans
The composition of the loan portfolio at December 31, 2004 and 2003 is presented below.

-----------------------------------------------------------------------------
($ in thousands)                                     Percent          Percent
                                                       of               of
                                               2004   Total      2003  Total
-----------------------------------------------------------------------------
Commercial                                  $ 36,577    7.3%   $ 42,733   11.1%
Real estate - construction and development    97,054   19.4      51,701   13.4
Real estate -  mortgage                      349,394   69.9     275,106   71.1
Installment and other consumer                16,843    3.4      17,191    4.4
                                            --------  -----    --------  -----
Gross loans                                  499,868  100.0%    386,731  100.0%
Allowance for credit losses                   (6,389) -----      (5,067) -----
                                            --------           --------
Net loans                                    493,479           $381,664
                                            ========           ========

Nonperforming loans, which were also considered impaired, included nonaccruing loans and loans overdue 90 days of $538,000 and $598,000 at December 31, 2004 and 2003, respectively. Interest income of $7,000 was recognized on nonaccrual loans in 2004.

Changes in the allowance for credit losses are summarized as follows:
---------------------------------------------------------------------------
($ in thousands)                                  2004      2003      2002
---------------------------------------------------------------------------
Balance at the beginning of the year             $5,067    $4,373    $3,826
Provision for credit losses                       1,450     1,000       750
Charge-offs                                        (256)     (395)     (293)
Recoveries                                          128        89        90
                                                 ------    ------    ------
Balance at the end of the year                   $6,389    $5,067    $4,373
                                                 ======    ======    ======

The Company has granted loans to certain directors and executive officers of the Company and to their related interests. The aggregate amounts of loans were $11,537,000 and $14,211,000 at December 31, 2004 and 2003, respectively. During
2004, $10,491,000 of new loans were made and repayments of $13,755,000 were received. Loans excluded for retired directors were $651,000 and certain prior year amounts of $1,241,000 have been reclassified to conform to the current year presentation. Unused lines of credit available to related parties aggregated $1,297,000 and $3,075,000 at December 31, 2004 and 2003, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.


Note 5 - Premises and Equipment

Premises and equipment at December 31, 2004 and 2003, are summarized as follows:

------------------------------------------------------------------------
($ in thousands)                Depreciable Lives        2004      2003
------------------------------------------------------------------------
 Land                                    -             $  698     $  698
 Buildings and improvements           39 - 50           2,453      2,450
 Furniture and banking equipment       5 - 15           4,882      4,179
 Leasehold improvements               10 - 39           1,418      1,415
                                                       ------     ------
                                                        9,451      8,742
 Less accumulated depreciation
   and  amortization                                    4,666      3,925
                                                       ------     ------
 Premises and equipment, net                           $4,785     $4,817
                                                       ======     ======

Note 6 - Deposits

Total time deposits maturing in one to five years are as follow: 2005 - $122,890,000; 2006 - $63,449,000; 2007 - $24,517,000; 2008 - $18,901,000; and
2009 and thereafter - $4,305,000.

The following table indicates the amount of the Company's time certificates of deposit of $100,000 or more at December 31, 2004 by time remaining until maturity.

         Maturity Period                             Amount
         ---------------                         ------------
         Three months or less                    $ 20,933,000
         Over three through six months             17,377,000
         Over six through twelve months            35,659,000
         Over twelve months                        81,727,000
                                                 ------------
                 Total                           $155,696,000
                                                 ============

Note 7 - Short-Term Borrowings

Short-term borrowings included the following:

 ------------------------------------------------------------------------------
 ($ in thousands)                                        Securities
                                             Federal     Sold Under      FHLB
                                               Funds     Repurchase   Short-Term
                                             Purchased   Agreements   Borrowings
 ------------------------------------------------------------------------------
 2004
 ----
 Balance at December 31,                       $  840     $18,229     $16,000
 Maximum indebtedness at any month end          5,551      25,019      36,000
 Daily average indebtedness outstanding         2,969      20,450      15,642
 Average rate paid for the year                  1.54%       1.51%       1.66%
 Average rate paid on period-end borrowings      2.12%       1.51%       2.44%

 2003
 ----
 Balance at December 31,                       $  599     $17,650     $ 4,000
 Maximum indebtedness at any month end          2,222      18,635       5,000
 Daily average indebtedness outstanding         1,330      15,882         526
 Average rate paid for the year                  1.20%       1.48%       1.46%
 Average rate paid on period-end borrowings      0.81%       1.25%       1.15%

As of December 31, 2004 and 2003, the Subsidiary Banks had short-term borrowings totaling $35,069,000 and $22,249,000, respectively. The average interest rates were 1.57 percent and 1.46 percent for the years ended 2004 and 2003, respectively. The interest rates on short-term borrowings ranged from 1.15 percent to 2.56 percent at December 31, 2004 and from 1.05 percent to 1.25 percent at December 31, 2003. Short-term borrowings at December 31, 2004 and 2003 consist of securities sold under agreements to repurchase, federal funds purchased and FHLB short term advances. The maximum amount outstanding at the end of any month was $64,094,000 and $24,564,000 during 2004 and 2003, respectively. At December 31, 2004 federal funds borrowing arrangements aggregating $35.5 million were available to the Company and the Subsidiary Banks from correspondent banking institutions. There are no commitment fees and no requirements for compensating balances. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks. Savannah is a member and shareholder of the Federal Reserve Bank of Atlanta and has access to borrowings at the Federal Reserve Bank discount window.

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

FHLB Advance Borrowing Capacity - Savannah and Bryan are shareholders of the FHLB and have access to secured borrowings from the FHLB. Savannah and Bryan have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements. Both Subsidiary Banks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the Subsidiary Banks have credit lines up to 80 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans. In addition, Savannah's credit line includes up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit and second mortgage loans. In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $76.1 million of which $36.8 million was advanced at December 31, 2004. These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks. Additional advances are subject to review and approval by the FHLB for the purpose and reasons for the advances.


Note 9 - Subordinated Debt to Nonconsolidated Subsidiaries and Other Borrowings

During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the "Trusts"), respectively, nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms. The Trust Preferred Securities have maturities of 30 years and are redeemable at the Company's option on any quarterly interest payment date after five years. There are certain events (as defined in the Trust agreements) in which the securities may be redeemed within the first five years at the Company's option. At December 31, 2004, the interest rates on the securities were 4.92 and 4.69 percent, respectively, which will reset quarterly at the three-month LIBOR rate plus 2.85 and 2.20 percent, respectively. The Company's liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments of $186,000 and $124,000, respectively, on the consolidated balance sheet. Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under Federal Reserve Bank regulations. The proceeds from the offering are primarily used to fund expected capital needs related to the Harbourside expansion in Hilton Head, South Carolina and growth in Savannah.

The Company has a $5,000,000 line of credit through a correspondent bank. The primary purpose of the line is to provide short-term access to funds that can be contributed to the Subsidiary Banks as capital until additional capital or trust-preferred debt can be obtained. The borrowing facility is available through June 6, 2006 at which time any outstanding indebtedness is due and payable in full. Advances on the line are subject to the Company certifying compliance with covenants and conditions specified in the agreement. The covenants include customary performance items and a negative pledge agreement on the stock of Savannah. The Company may not pledge the stock of Savannah for any other indebtedness or other purpose without the express written consent of the lender.

Note 10 - Income Taxes

Income tax expense is composed of the following for each of the years ended December 31:

   -----------------------------------------------------------------
   ($ in thousands)                        2004      2003      2002
   -----------------------------------------------------------------
   Current federal                        $3,171    $2,390    $2,191
   Current state                             282       164        79
                                          ------    ------    ------
            Total current                  3,453     2,554     2,270
                                          ------    ------    ------
   Deferred federal                         (464)     (187)     (129)
   Deferred state                            (49)      (43)       (1)
                                          ------    ------    ------
            Total deferred                  (513)     (230)     (130)
                                          ------    ------    ------
   Provision for income taxes             $2,940    $2,324    $2,140
                                          ======    ======    ======

Investments in Federal and State low-income housing tax credit partnerships yielded approximately $154,000 in reduced federal and state income tax expense in 2004 and $111,000 in 2003 and 2002.

A reconciliation between the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

   -----------------------------------------------------------------
   ($ in thousands)                        2004      2003      2002
   -----------------------------------------------------------------
   Tax provision at 34%                   $2,950    $2,369    $2,261
   State tax, net of federal tax benefit     242       111        51
   Benefit of tax-exempt income, net        (213)     (126)     (147)
   Other                                     (39)      (30)      (25)
                                          ------    ------    ------
   Provision for income taxes             $2,940    $2,324    $2,140
                                          ======    ======    ======

Deferred income tax assets and liabilities are comprised of the following at December 31, 2004 and 2003:

   -------------------------------------------------------
   ($ in thousands)                        2004      2003
   -------------------------------------------------------
   Deferred tax assets:
     Allowance for credit losses          $2,324    $1,818
     Unamortized loan fees                   364        58
     Unamortized non-compete costs            51        57
     Other                                   186        72
                                          ------    ------
        Total deferred tax assets          2,925     2,005
                                          ------    ------
   Deferred tax liabilities:
     Unrealized gains on securities          118       339
     Depreciation                            575       539
     Deferred costs on loans and deposits    302       -
     Other                                    74         5
                                          ------    ------
        Total deferred tax liabilities     1,069       883
                                          ------    ------
        Net deferred tax assets           $1,856    $1,122
                                          ======    ======

The net deferred tax assets are included in the consolidated balance sheets under the caption "Other assets."

Note 11 - Stock Option Plan and Benefit Plans

The Company has an Incentive Stock Option Plan that provides for the granting of incentive stock options (ISOs) to certain key officers for the purchase of shares at the fair market value of the stock at the date of the grant. The numbers of ISOs and the exercise prices have been adjusted to reflect all stock dividends and splits since the dates of the applicable grants. In April 2000, the shareholders increased the authorized ISO shares available for issuance under the plan by 151,250 split adjusted shares. There are 6,153 remaining ISO shares authorized under this plan at December 31, 2004. All of the options granted in the chart below vest 20 percent each year over five years and are exercisable over ten years. Some of the option shares have minimum performance triggers attached.

Changes in stock options outstanding for the three years ended December 31, 2004, 2003 and 2002 are as follows. All share and per share amounts have been restated to include the effect of a 5-for-4 stock split distributed in the form of a 25 percent stock dividend on December 20, 2004.


                               2004               2003               2002
--------------------------------------------------------------------------------
                                  Weighted          Weighted          Weighted
                                   Average           Average           Average
                                  Exercise          Exercise          Exercise
                         Shares     Price   Shares    Price    Shares   Price
--------------------------------------------------------------------------------
Outstanding at
   beginning of year     261,602   $12.50   214,628   $10.79   227,707   $ 9.66
Granted                   43,750    22.31    50,000    19.79    26,125    16.28
Exercised                (10,000)    8.82    (1,210)   12.48   (32,246)    6.38
Forfeited                    -        -      (1,816)   12.48    (6,958)   13.79
                         -------            -------            -------
Outstanding at end
  of year                295,352    14.07   261,602    12.50   214,628    10.79
                         -------            -------            -------
Exercisable at end
of year                  185,642   $10.80   172,855   $ 9.91   156,853   $ 9.38
                         =======            =======            =======

Options outstanding at year-end 2004 were as follows:

                                                                  Exercisable
--------------------------------------------------------------------------------
                              Remaining   Weighted   Weighted           Weighted
                             Contractual  Average    Average            Average
Outstanding Common Options     Number       Life      Price    Number    Price
--------------------------------------------------------------------------------
Range of Exercise Prices
$4.96 - $6.79                  44,550       0.57       5.25     44,550      5.25
$8.81 - $8.81                  61,919       1.03       8.81     61,919      8.81
$15.60 - $17.77                43,863       5.11      12.86     33,578     12.96
$15.79 - $16.95                51,270       5.70      16.52     35,595     16.63
$19.70 - $22.31                93,750       9.03      20.97     10,000     19.79
                              -------                          -------
Total outstanding             295,352       4.92      14.07    185,642     10.80
                              =======                          =======

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate. The plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $252,000, $256,000 and $224,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 12 - Capital Ratios and Dividend Restrictions

The Subsidiary Banks' primary regulators have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation ("FDIC") has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the Subsidiary Banks' financial statements. Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2004. The following tables show the capital ratios for the Company and the Subsidiary Banks at December 31, 2004 and 2003:

                                Company           Savannah           Bryan
-------------------------------------------------------------------------------
($ in thousands)             2004     2003     2004     2003     2004     2003
-------------------------------------------------------------------------------
Qualifying Capital
------------------
Tier 1 capital             $50,003  $42,217  $34,623  $24,754  $11,860  $10,953
Total capital               56,226   47,128   39,302   28,208   13,389   12,400

Leverage Ratios
---------------
Tier 1 capital to
  average assets              8.23%    9.02%    7.56%    7.24%    8.08%    8.74%

Risk-based Ratios
-----------------
Tier 1 capital to
risk-weighted assets          9.95%   10.60%    9.16%    8.79%    9.70%    9.46%
Total capital to
risk-weighted assets         11.20%   11.85%   10.41%   10.04%   10.95%   10.71%

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


As of December 31, 2004, the most recent notification from the FDIC categorized Savannah and Bryan as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the institutions' category.

Bank regulators restrict the amount of dividends that banks may pay without obtaining prior approval. At December 31, 2004, $6,641,000 in retained earnings of the Subsidiary Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Subsidiary Banks. The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.


Note 13 - Leases and Commitments

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2005
- $565,000; 2006 - $580,000; 2007 - $447,000; 2008 - $340,000; 2009 - $123,000
and $-0- thereafter. The land and office space leases contain customary escalation clauses. Additionally, the Company has entered into a non-cancelable data processing servicing agreement which provides for minimum payments as follows: 2005 - $240,000; and 2006 - $185,000. The agreement includes a termination clause where the Company may buy out the remainder of the contract for 60 percent of the current monthly contract times the remaining months.


The net rental expense for all office space operating leases amounted to $602,000 in 2004, $521,000 in 2003, and $482,000 in 2002. The leases on the office space have five to twenty-year renewal options and require increased rentals under cost of living escalation clauses.

Note 14 - Other Operating Expenses

The components of other operating expenses for the years ended December 31, 2004, 2003 and 2002 were as follows:

     --------------------------------------------------------------------
     ($ in thousands)                            2004     2003      2002
     --------------------------------------------------------------------

     Professional and directors fees           $  581   $  386    $  322
     Regulatory exams, FDIC and audit fees        528      326       305
     Loans costs                                  258      126       121
     Postage and courier                          231      216       237
     Stationery and supplies                      228      212       197
     Advertising and sales promotion              180      179       206
     Telephone                                    148      111       116
     Correspondent bank charges                   121      117       119
     Taxes and licenses                            99       90        90
     Dues and subscriptions                        74       53        61
     Insurance                                     59       38        35
     Other expense                                373      433       422
                                               ------   ------    ------
       Total other operating expenses          $2,880   $2,287    $2,231
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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2004 and 2003 unfunded commitments to extend credit and unfunded lines of credit were $130,180,000 and $90,778,000, of which none was subject to interest rate lock commitments. Since many of these commitments are expected to expire without being drawn upon, these amounts do not necessarily represent future cash requirements.

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

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. At December 31, 2004 and 2003, commitments under letters of credit aggregated approximately $5,523,000 and $6,360,000, respectively. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and real property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

The Company utilizes forward loan sale contracts to mitigate the interest rate risk inherent in the Company's mortgage loan pipeline and held-for-sale portfolio. Forward loan sale contracts are contracts for delayed delivery of mortgage loans. The selling party agrees to deliver on a specified future date, a specified instrument, at a specified price or yield. The credit risk inherent to the Company arises from the potential inability of counterparties to meet the terms of their contracts. In the event of nonacceptance by the counterparty, the Company would be subject to the credit risk of the loans retained. The Company had $2,755,000 and $-0- notional amounts of forward loan sale contracts outstanding at December 31, 2004 and 2003, respectively.

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

The carrying amounts and estimated fair values of the Company's financial instruments are as follows:


                                      December 31, 2004    December 31, 2003
-----------------------------------------------------------------------------
($ in thousands)                         Estimated             Estimated
                                      Carrying   Fair       Carrying   Fair
                                       Value     Value       Value    Value
-----------------------------------------------------------------------------
Financial assets:
  Cash and federal funds sold        $ 23,685  $ 23,685    $ 18,986  $ 18,986
  Interest-bearing deposits            13,211    13,211      11,987    11,987
  Securities available for sale        41,505    41,505      39,090    39,090
  Loans held for sale                  26,471    26,683      10,393    10,393
  Loans, net of allowance for
    credit losses                     493,479   492,154     381,664   382,719

Financial liabilities:
  Deposits                            506,120   506,533     389,146   389,818
  Securities sold under
    repurchase agreements and
    other short-term borrowings        35,069    35,069      22,249    22,249
  Federal Home Loan Bank
   advances-long-term                  20,837    21,947      20,409    22,158
  Subordinated debt to
   nonconsolidated subsidiaries        10,310    10,310       6,186     6,186

Note 17 - The Savannah Bancorp, Inc. (Parent Company Only) Financial
          Information   ($ in thousands)


The following are condensed balance sheets of the Parent Company at December 31, 2004 and 2003:

----------------------------------------------------
                                     2004      2003
----------------------------------------------------
Assets
Cash on deposit                    $ 3,121   $ 6,198
Investment in subsidiaries          46,675    36,261
Premises and equipment                 591       557
Other assets                           659       261
----------------------------------------------------
    Total assets                   $51,046   $43,277
====================================================
Liabilities
Other liabilities                  $   665   $   320
Subordinated debt                   10,310     6,186
----------------------------------------------------
    Total liabilities               10,975     6,506
----------------------------------------------------
Shareholders' Equity
Common stock                         4,112     3,290
Capital surplus                     24,232    25,109
Treasury stock                          (4)     (147)
Accumulated other
  comprehensive income                 192       554
Retained earnings                   11,539     7,965
----------------------------------------------------
    Total shareholders' equity      40,071    36,771
----------------------------------------------------
    Total liabilities and
      shareholders' equity         $51,046   $43,277
====================================================

The operating results of the Parent Company are shown below for the three years ended December 31:

-----------------------------------------------------------------
                                        2004      2003      2002
-----------------------------------------------------------------
Dividends from subsidiaries            $1,850    $2,050    $2,000
Interest income                            63        21         3
Interest expense                          328        67       -
-----------------------------------------------------------------
Net interest & dividend income          1,585     2,004     2,003
Other income                                2       -         -
Processing / management fees            3,117     2,542       375
-----------------------------------------------------------------
    Total income                        4,704     4,546     2,378
-----------------------------------------------------------------
Corporate expenses                        304       271       342
Processing / management expenses        3,172     2,547       375
-----------------------------------------------------------------
    Other expenses                      3,476     2,818       717
-----------------------------------------------------------------
Income before income taxes
  and equity in undistributed
  net income of subsidiaries            1,228     1,728     1,661
Credit for income taxes                   231       119       127
-----------------------------------------------------------------
Income before equity in
  undistributed net income
  of subsidiaries                       1,459     1,847     1,788
Equity in undistributed net
  income of subsidiaries                4,277     2,797     2,720
-----------------------------------------------------------------
Net income                             $5,736    $4,644    $4,508
=================================================================

The cash flows of the Parent Company are shown below for the three years ended December 31:

-----------------------------------------------------------------
                                        2004      2003      2002
-----------------------------------------------------------------
Operating Activities
Net income                             $5,736    $4,644    $4,508
Adjustments to reconcile net
  income to cash provided by
  operations:
    Equity in undistributed net
      income of subsidiaries           (4,277)   (2,797)   (2,720)
    Depreciation of equipment             200       159       113
    Change in other assets and
      liabilities, net                    (52)       58       118
-----------------------------------------------------------------
    Net cash  provided by
      operating activities              1,607     2,064     2,019
-----------------------------------------------------------------
Investing Activities
Purchase of equipment and
  software                               (234)     (129)     (290)
Capital contribution to
  subsidiary                           (6,500)      -         -
-----------------------------------------------------------------
    Net cash used in
      investing activities             (6,734)     (129)     (290)
-----------------------------------------------------------------
Financing Activities
Exercise of options                        88        15       113
Purchase of treasury stock                -         -         (41)
Proceeds from subordinated
  debt                                  4,124     6,186       -
Dividends paid                         (2,162)   (2,090)   (1,998)
-----------------------------------------------------------------
    Net cash provided by (used
      in) financing activities          2,050     4,111    (1,926)
-----------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                 (3,077)    6,046      (197)
    Cash at beginning of year           6,198       152       349
-----------------------------------------------------------------
    Cash at end of year                $3,121    $6,198    $  152
=================================================================


The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheet; dividend income, interest income and processing / management fees on the statement of income.

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

Table 1 - Selected Financial Condition Highlights - Five-Year Comparison
-------------------------------------------------------------------------------
Selected Average Balances
($ in thousands)                     2004     2003     2002     2001     2000
-------------------------------------------------------------------------------
Assets                             $557,474 $443,502 $396,836 $364,077 $314,461
Loans held for sale                  27,209      939      -        -        -
Loans - net of unearned income      441,421  356,006  307,285  265,189  231,760
Securities                           40,703   44,015   55,692   64,299   59,938
Other interest-earning assets        22,383   22,137   13,426   17,178    7,353
Total interest-earning assets       531,716  422,158  376,403  346,161  298,406
Interest-bearing deposits           371,877  300,045  271,563  256,852  220,651
Borrowed funds                       67,353   40,158   34,341   30,731   25,053
Total interest-bearing
  liabilities                       439,230  340,203  305,904  287,583  245,704
Noninterest-bearing deposits         76,593   65,403   55,250   43,356   39,905
Total deposits                      448,470  365,448  326,813  300,208  260,556
Shareholders' equity                 38,126   35,740   33,398   30,532   26,439
Loan to deposit ratio                    98%      97%      94%      88%      89%
-------------------------------------------------------------------------------
Selected Financial Data at
Year-End                             2004     2003     2002     2001     2000
-------------------------------------------------------------------------------
Assets                             $617,341 $476,865 $437,598 $376,183 $344,096
Interest-earning assets             593,035  449,025  394,756  352,089  323,138
Loans held for sale                  26,471   10,393      -        -        -
Loans - net of unearned income      499,868  386,731  336,775  284,623  250,436
Deposits                            506,120  389,146  363,044  309,623  291,856
Loan to deposit ratio                    99%      99%      93%      92%      86%
Interest-bearing liabilities        488,546  360,817  337,213  291,550  265,230
Shareholders' equity                 40,071   36,771   34,756   32,071   28,656
Shareholders' equity to total
   assets                              6.49%    7.71%    7.94%    8.53%    8.33%
Dividend payout ratio                 38.53%   45.00%   44.32%   41.95%   35.95%
Risk-based capital ratios:
   Tier 1 capital to risk-based
      assets                           9.95%   10.60%    9.99%   10.77%   11.31%
   Total capital to risk-based
      assets                          11.20%   11.85%   11.24%   12.02%   12.56%
-------------------------------------------------------------------------------
 Credit Quality Data                 2004     2003     2002     2001     2000
-------------------------------------------------------------------------------
Nonperforming assets               $    998 $  1,525 $  2,114 $    587 $    694
Nonperforming loans                     538      598    1,997      587      694
Net credit losses                       128      306      203      148      170
Allowance for credit losses           6,389    5,067    4,373    3,826    3,369
Nonperforming loans to loans           0.11%    0.15%    0.59%    0.21%    0.28%
Nonperforming assets to loans
   and other real estate owned         0.20%    0.39%    0.63%    0.21%    0.28%
Net credit losses to average
   loans                               0.03%    0.09%    0.07%    0.06%    0.07%
Allowance for credit losses to
   total loans                         1.28%    1.31%    1.30%    1.34%    1.35%
-------------------------------------------------------------------------------
 Per Share Data at Year-End  *       2004     2003     2002     2001     2000
-------------------------------------------------------------------------------
Book value                         $   9.74 $   8.96 $   8.47 $   7.86 $   7.03

Common stock closing price
   (Nasdaq)                        $  27.05 $  23.20 $  15.25 $  14.84 $  12.73

Common shares outstanding (000s)      4,112    4,103    4,101    4,079    4,076

* Note - share and per share amounts adjusted for a 5-for-4 stock dividend distributed on December 20, 2004 and two ten-percent stock dividends distributed in February 2003 and May 2001.

Table 2 - Selected Operating Highlights - Five-Year Comparison
------------------------------------------------------------------------------
Summary of Operations
($ in thousands)                      2004     2003     2002    2001     2000
------------------------------------------------------------------------------
Interest income-taxable equivalent  $28,947  $23,221  $23,824 $27,016  $26,352
Interest expense                      8,427    6,695    8,402  12,734   12,110
------------------------------------------------------------------------------
Net interest income - taxable
  equivalent                         20,520   16,526   15,422  14,282   14,242
Taxable equivalent adjustment          (240)    (284)    (312)   (312)    (305)
------------------------------------------------------------------------------
Net interest income                  20,280   16,242   15,110  13,970   13,937
Provision for credit losses           1,450    1,000      750     605      745
------------------------------------------------------------------------------
Net interest income after
  provision for credit losses        18,830   15,242   14,360  13,365   13,192
------------------------------------------------------------------------------
Noninterest income
  Service charges on deposits         1,598    1,572    1,576   1,302    1,281
  Gains on sale of loans, net         1,079      776      612     443      213
  Trust fees                            442      398      353     317      291
  Other operating income                981      635      469     471      464
  Gains on sale of securities           -        -        -        13      -
------------------------------------------------------------------------------
 Total noninterest income             4,100    3,381    3,010   2,546    2,249
------------------------------------------------------------------------------
Noninterest expense
  Salaries and employee benefits      8,362    6,693    6,008   4,974    4,839
  Occupancy and equipment expense     1,963    1,767    1,678   1,335    1,310
    Data processing expenses          1,049      908      805     985      904
    Other operating expenses          2,880    2,287    2,231   2,138    2,018
------------------------------------------------------------------------------
 Total noninterest expense           14,254   11,655   10,722   9,432    9,071
------------------------------------------------------------------------------
 Income before income taxes           8,676    6,968    6,648   6,479    6,370
 Income tax expense                   2,940    2,324    2,140   2,121    2,078
------------------------------------------------------------------------------
 Net income                         $ 5,736  $ 4,644  $ 4,508 $ 4,358  $ 4,292
==============================================================================
 Net income per share: (a)

   Basic                            $  1.40  $  1.13  $  1.10 $  1.07  $  1.05
   Diluted                          $  1.36  $  1.11  $  1.08 $  1.05  $  1.03

Cash dividends paid per share       $  0.52  $  0.51  $  0.49 $  0.45  $  0.38
Average basic shares
   outstanding (000s)                 4,109    4,103    4,100   4,068    4,090
Average diluted shares
   outstanding (000s)                 4,209    4,181    4,160   4,140    4.156

Performance Ratios
Net yield on average
  interest-earning assets              3.86%    3.91%    4.10%   4.13%   4.77%
Return on average assets               1.03%    1.05%    1.14%   1.20%    1.36%
Return on average equity              15.04%   12.99%   13.50%  14.27%   16.23%
Efficiency ratio                      58.47%   59.40%   59.17%  57.11%   56.04%
----------------------------------------------------------------------------
 (a) Share and per share amounts have been restated for a 5-for-4 stock split distributed December 20, 2004 and for two ten-percent stock dividends distributed in February 2003 and in May 2001.

Table 3 - Selected Quarterly Data

The following is a summary of unaudited quarterly results for 2004 and 2003.

                                          2004                             2003
------------------------------------------------------------  -------------------------------
($ in thousands)              Fourth  Third   Second  First    Fourth  Third   Second  First
------------------------------------------------------------  -------------------------------
Net interest income           $5,764  $5,281  $4,744  $4,491   $4,265  $3,989  $4,044  $3,944
Provision for credit losses      255     320     415     460      210     255     265     270
------------------------------------------------------------  -------------------------------
Net interest income after
   provision for credit
   losses                      5,509   4,961   4,329   4,031    4,055   3,734   3,779   3,674
Noninterest income             1,091   1,029   1,042     938      778     943     869     791
Noninterest expense            3,835   3,692   3,468   3,259    3,038   2,868   2,882   2,867
------------------------------------------------------------  -------------------------------
Income before income taxes     2,765   2,298   1,903   1,710    1,795   1,809   1,766   1,598
Income tax expense               990     754     626     570      603     597     603     521
------------------------------------------------------------  -------------------------------
Net income                    $1,775  $1,544  $1,277  $1,140   $1,192  $1,212  $1,163  $1,077
============================================================  ===============================

Per Share:   (a)
  Net income -  Basic         $ .432  $ .375  $ .311  $ .278   $ .291  $ .295  $ .284  $ .263
  Net income -  Diluted       $ .420  $ .367  $ .303  $ .271   $ .284  $ .290  $ .278  $ .258
    Dividends                 $ .132  $ .132  $ .132  $ .128   $ .128  $ .128  $ .128  $ .124

Average shares (000s)
  Basic                        4,112   4,113   4,109   4,103    4,103   4,103   4,101   4,101
  Diluted                      4,225   4,204   4,214   4,203    4,194   4,183   4,178   4,171

Explanatory Notes
(a) Share and per share amounts have been adjusted for a 5-for-4 stock split in December 2004 and a 10% stock dividend distributed in February 2003. The summation of quarterly earnings per share may not agree with annual earnings per share.

Table 4 - Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded in the over-the-counter market and is quoted on the Nasdaq National Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2004 and 2003 are listed below. There were approximately 720 holders of record of Company Common Stock and, according to information provided to the Company, approximately 690 additional shareholders in street name through brokerage accounts at February 6, 2004. The per share amounts have been restated to reflect the effect of a 5-for-4 stock split distributed December 20, 2004 and a ten-percent stock dividend distributed February 24, 2003.

                                           2004                             2003
------------------------------------------------------------  -------------------------------
Closing Market Prices         Fourth  Third   Second  First    Fourth  Third   Second  First
------------------------------------------------------------  -------------------------------
    High                      $27.60  $22.60  $23.12  $23.20   $23.20  $20.00  $19.19  $19.20
    Low                        21.99   20.14   21.00   21.00    19.36   19.04   17.07   15.18
    Close                      27.05   22.16   22.60   21.78    23.20   19.98   19.19   18.24

Introduction

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD & A") provides supplemental information which sets forth the major factors that have affected the Company's financial condition and results of operations. These discussions should be read in conjunction with the Consolidated Financial Statements and related notes. The MD & A is divided into subsections entitled:

    Five Year and Eight Quarter Financial Highlights Tables (preceding pages)
                                  Introduction
                          Critical Accounting Estimate
                              Results of Operations
                    Financial Condition and Capital Resources
               Liquidity and Interest Rate Sensitivity Management
                         Off-Balance Sheet Arrangements
                           Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2004 compared with prior years. Throughout this section, The Savannah Bancorp, Inc., and its subsidiaries, collectively, are referred to as "SAVB" or the "Company." The Savannah Bank, N.A. is referred to as "Savannah," Bryan Bank & Trust is referred to as "Bryan" and Harbourside Mortgage Company, a loan production office and division of Savannah is referred to as "Harbourside". Collectively, Bryan and Savannah are referred to as the "Subsidiary Banks."

The averages used in this report are the average of daily balances for each respective period. See Tables 6 and 7 for average balances and interest rates presented on an annual basis. All share and per share data have been adjusted to reflect the 5-for-4 stock split distributed in the form of a 25 percent stock dividend on December 20, 2004 and 10 percent stock dividends distributed in February 2003 and May 2001. Certain amounts have been reclassified in prior periods to conform to the presentation in the current period.

The Company is headquartered in Savannah, Georgia and, as of December 31, 2004 had 6 banking offices and 7 ATMs in Savannah, Chatham County and Richmond Hill, Georgia. The Company also has the Harbourside office on Hilton Head Island, SC, which opened in the fourth quarter of 2003.

Savannah and Bryan are located in the relatively diverse and growing Savannah Metropolitan Statistical Area. The diversity of major employers includes manufacturing, port related transportation, construction, military, healthcare, tourism, education, warehousing and the supporting services and products for each of these major employers. The real estate market is experiencing moderate government and commercial development growth and good residential growth driven in part by coastal Georgia's and South Carolina's growing reputation as a desired retiree residential destination.

Harbourside, a mortgage loan production office, specifically targets real estate lending and related opportunities in the fast growing coastal South Carolina markets.

Mortgage loan servicing for loans originated and sold to investors is a new service being offered through Harbourside. Over time, this service may provide significant fee income to the Company and strengthen the banking relationships between the customers and the Subsidiary Banks. Key personnel hired at Harbourside were instrumental in accomplishing significant growth and earnings in the Hilton Head market for their previous employer, which was acquired in 2003 by a large regional financial institution.

The primary risks to the Company include trends or events that would cause or result in a significant decline in local employment, real estate values, loans or core deposits. The Company operates in very competitive markets with the related challenges of competitive pricing on loans, deposits and other banking services. Competition for the best talent is also a strategic challenge faced in competitive markets.

In January 2004, the Company announced the promotion of two key leaders of the Company, both in their early forties, to the positions of Chief Executive Officer and President, effective in April 2004 with the retirement of the former President and CEO. The Board of Directors believes these two executives have strengths which complement each other and provide leadership stability and strength to the Company and its subsidiaries for the long-term. Operationally, the two executives have been functioning in similar roles since 2003. The strategic benefit of the two officers working as an executive team is apparent to the Board and the overall senior management team.

Enhanced growth in loans, deposits, product lines and service quality in existing markets and quality expansion into new markets are the primary strategic objectives of the Company. The Board believes that the management team and the operational and internal control infrastructure are largely in place to execute the Board's objectives over the long term.


Critical Accounting Estimate - Allowance for Credit Losses

The Company considers its policies regarding the allowance for credit losses to be its most critical accounting estimate due to the significant degree of management judgment involved. The allowance for credit losses is established through charges to earnings in the form of a provision for credit losses based on management's continuous evaluation of the loan portfolio. Credit losses and recoveries are charged or credited directly to the allowance. The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2004. The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due loans and nonperforming loans, known loan deteriorations, and concentrations of credit. Other factors affecting the allowance are market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions. Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the allowance amount.

No assurance can be given that the Company will not sustain credit losses which would be sizable in relationship to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for credit losses by future charges or credits to earnings. The allowance for credit losses is also subject to review by various regulatory agencies through their periodic examinations of the Subsidiary Banks. Such examinations could result in required changes to the allowance for credit losses. No adjustment in the allowance or significant adjustments to the Bank's internally classified loans were made as a result of the Subsidiary Banks' most recent examinations performed by the Office of the Comptroller of the Currency ("OCC") as of December 31, 2003 or the FDIC as of September 30, 2004.

The allowance for credit losses totaled $6.389 million, or 1.28 percent of total loans, at December 31, 2004. This is compared to an allowance of $5.067 million, or 1.31 percent of total loans, at December 31, 2003. For the year ended December 31, 2004, the Company reported net charge-offs of $128,000, or 0.03 percent of average loans. This is compared to net charge-offs of $306,000, or
0.09 percent of average loans, for 2003. Provision for credit losses of $1,450,000 was added to the allowance for credit losses due to uncertain economic conditions, significant loan growth in a new market, and 29 percent growth in the loan portfolio as compared to the prior year.

If the allowance for credit losses had changed by 5 percent, the effect on net income would have been approximately $200,000. If the allowance had to be increased by this amount, it would not have changed the Subsidiary Banks' status as well-capitalized financial institutions.

The Company's nonperforming assets consist of other real estate owned, loans on nonaccrual basis and loans which are contractually past due 90 days or more on which interest is still being accrued. Other real estate owned of $460,000 consisted of two foreclosed properties at December 31, 2004. One foreclosed property totaling $927,000 was held at December 31, 2003. Nonaccrual loans and loans past due 90 days and greater totaled $538,000, or 0.11 percent of gross loans, at December 31, 2004 compared to $598,000, or 0.15 percent of gross loans, at December 31, 2003. Generally, loans are placed on non-accrual status at the earlier of when they are 90 days past due or when the collection of the loan becomes doubtful.

Impaired loans under SFAS No. 114 were all on non-accrual status and totaled $538,000 and $598,000 at December 31, 2004 and 2003, respectively.


Results of Operations

2004 Compared with 2003

Net income for 2004 was $5,736,000, up 24 percent from $4,644,000 in 2003. These earnings represent a return of 15.04 percent on average equity and 1.03 percent on average assets for 2004. Diluted earnings per share were $1.36 in 2004 compared to $1.11 for 2003. Earnings per share were restated in 2003 to reflect a 5-for-4 stock split in the form of a 25 percent stock dividend distributed in December 2004.

Average total assets increased 25 percent to $557 million in 2004 from $444 million in 2003. Total assets were $617 million and $477 million at December 31, 2004 and 2003, respectively, an increase of 29 percent.

Harbourside originates various types of real estate loans, retains certain loans, sells loans in the secondary market and services loans for investors. Harbourside accounted for $75 million of asset growth, including $58 million loan growth and $16 million growth in loans held for sale in 2004. Harbourside's growth was funded primarily through brokered time deposits and short-term borrowings from the Federal Home Loan Bank of Atlanta ("FHLB").

Net interest income was $20,280,000 in 2004 compared to $16,242,000 in 2003, an increase of $4,038,000, or 25 percent. Average portfolio loans were $441 million in 2004, or 24 percent higher when compared to $356 million in 2003. The average loan to deposit ratio increased to 98 percent in 2004 compared to 97 percent in 2003. The prime rate was at 4.00 percent from January 1, 2004 until June 30, 2004, when the prime rate increased to 4.25 percent and then increased in 25 basis point increments to 5.25% at year-end 2004. The net yield on interest earning assets (net interest margin) decreased to 3.86 percent in 2004 from 3.91 percent in 2003, due to more interest-earning assets than interest bearing liabilities repricing downward in the first half of 2004. The net interest margin began to improve in the third and fourth quarters of 2004 as a result of the rising interest rates in the last half of 2004.

The provision for credit losses was $1,450,000 in 2004, compared to $1,000,000 in 2003. Changes in the provision each year are impacted as discussed in the "Allowance for Credit Losses" section above. Loan growth was $113 million in 2004 and $50 million in 2003. Net charge-offs were $128,000 in 2004 compared with $306,000 in 2003, a decrease of 58 percent. Uncertain economic conditions, slow employment growth, larger loans and loan volumes in a new market are the primary reasons for maintaining a consistently conservative allowance for credit losses.

Noninterest income was $4,100,000 in 2004 compared to $3,381,000 in 2003, an increase of $719,000 or 21 percent. Service charges on deposit accounts were $1,598,000 or 1.7 percent higher than 2003. Gains on sale of mortgage loans, net were $1,079,000 in 2004 compared to $776,000 in 2003, an increase of $303,000 or
39 percent. The increase included Harbourside net loan sale gains of $639,000, partially offset by lower gains in Savannah and Bryan due to lower refinancing volumes in 2004. Trust income increased to $442,000 in 2004, compared to $398,000 in 2003, an increase of 11 percent. Other noninterest income increased by $255,000 due to cash surrender value of officers' life insurance being owned for 12 months in 2004 and only six months in 2003. The sale of a foreclosed property resulted in a gain of $91,000 in 2004. No market valuation adjustments on loans held for sale were required during 2004.

Noninterest expenses were $14,254,000 in 2004 compared to $11,655,000 in 2003, an increase of $2,599,000, or 22 percent. Excluding $1,516,000 of the increase attributable to Harbourside, noninterest expenses increased 9.3 percent. Salaries and benefit expenses increased $1,669,000, or 25 percent in 2004. Excluding Harbourside personnel cost increases of $830,000, the personnel cost increase was 13 percent, due in part to higher incentive compensation payouts in

2004. Occupancy and equipment expenses increased approximately $244,000, or 14 percent, including $146,000 related to Harbourside.

The Company qualified as a "non-accelerated filer" under the Sarbanes-Oxley Act of 2002 ("Sarbox") and, therefore, was not required to comply with the new attestation requirements of Section 404 of the Act concerning internal controls over financial reporting in 2004. Although some costs were incurred and investments made in 2004 in preparation for compliance in 2005, the majority of the substantial "Sarbox 404" costs and investments will be in 2005.

The provision for income taxes was $2,940,000 in 2004 and $2,324,000 in 2003. The combined effective federal and state tax rates were 33.9 percent and 33.4 percent in 2004 and 2003, respectively. The increase in the effective rate was due primarily to an increase in state tax expense in 2004. The Company has never recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

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

Net interest income was $16,242,000, compared to $15,110,000 in 2002, an increase of $1,132,000, or 7.5 percent. Average loans were $356 million, or 16 percent higher in 2003, compared to $307 million in 2002. The average loan to deposit ratio increased to 97 percent in 2003, compared to 94 percent in 2002. The prime rate was 4.25 percent until June 27, 2003, when the rate declined to
4.00 percent. The net yield on interest earning assets decreased to 3.91 percent in 2003 from 4.10 percent in 2002, due to more interest-earning assets than interest-bearing liabilities repricing downward during 2003.

The provision for credit losses was $1,000,000 in 2003, compared to $750,000 for the comparable period in 2002. Changes in the provision each year are impacted as discussed in the "Allowance for Credit Losses" section above. Loan growth was $50.0 million in 2003 and $52.2 million in 2002. Net charge-offs were $306,000 in 2003 compared with $203,000 in 2002, an increase of 51 percent. Uncertain economic conditions and slow employment growth are the primary reasons for maintaining a consistently conservative allowance for credit losses.

Noninterest income was $3,381,000 in 2003 compared to $3,010,000 in 2002, an increase of $371,000 or 12.3 percent. Service charges on deposit accounts were $1,572,000 or 0.3 percent lower than 2002. Noninterest income included gains on sale of mortgage loans, net of $776,000 in 2003 compared to $612,000 in 2002, an increase of $164,000 or 27 percent. Direct commission and processing costs for mortgage originations of $904,000 in 2003 and $680,000 in 2002 were reclassified to reduce salary and benefits expense and reduce the gross mortgage origination fees. Lower mortgage loan interest rates fueled increases in mortgage origination volumes and refinancing throughout the industry. The refinancings began to slow substantially as mortgage interest rates began to rise in the third quarter of 2003. Trust income increased to $398,000 in 2003, compared to $353,000 in 2002, an increase of 13 percent. Other noninterest income also increased by $122,000 due to an increase in cash surrender value of officers' life insurance acquired on June 29, 2003.

Noninterest expenses were $11,655,000 in 2003 compared to $10,722,000 in 2002, an increase of $933,000, or 8.7 percent. Salaries and benefit expenses increased $685,000, or 11.4 percent in 2003. Excluding Harbourside personnel costs of $194,000, the personnel cost increase was 8.2 percent. Occupancy and equipment expenses increased approximately $100,000, or 6.2 percent, primarily as a result of additional operations space occupied in June 2002 in Savannah and at Harbourside in the fourth quarter of 2003.

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


Financial Condition and Capital Resources

Balance Sheet Activity

The major changes in the Company's assets and liabilities for the current and prior years are shown in the consolidated statements of cash flows. The increases in portfolio loans of $113 million and loans held for sale of $16 million in 2004 were funded primarily by $117 million in deposits, $13 million in other borrowings and $4.0 million in trust preferred debt. The deposit increases included approximately $87 million of brokered deposits.

The Company has classified all investment securities as available for sale. During 2004, short-term U.S. Treasury market rates increased 75-125 basis points causing a decrease in net unrealized gains on certain investment securities and net unrealized losses on more recent investment purchases. These amounts are included in shareholders' equity at December 31, 2004 and 2003 as other accumulated comprehensive loss.

The mortgage lending opportunities created by Harbourside have impacted the Company's growth rates and liquidity. Historically, virtually all deposits were obtained from local customers. Beginning in the first quarter 2004, funding sources were expanded to include non-local, brokered time deposits. Additional short term borrowings from the FHLB were also used primarily to fund loans held for sale.

Capital Resources

The OCC has adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain "well-capitalized" risk-based and equity capital ratios. As of December 31, 2004, the Subsidiary Banks exceeded the minimum requirements necessary to be classified as "well-capitalized."

Total equity capital for the Company was $40.1 million, or 6.49 percent of total assets at December 31, 2004. Tier 1 Capital was 9.95 percent of Risk-Weighted Assets at the same date. Tier 1 capital includes $10.3 million of trust preferred debt issued by the Company's nonconsolidated subsidiaries, of which $4.1 million was issued in 2004 and $6.2 million was issued in 2003.

Under Federal Reserve Bank holding company capital regulations, trust preferred debt qualifies for Tier 1 capital treatment up to a limit of 25 percent of equity capital plus trust preferred debt. All of the Company's trust preferred debt qualifies as Tier 1 capital.

The Company has a $5,000,000 line of credit through a correspondent bank. The primary purpose of the line is to provide short-term access to funds that can be contributed to the Subsidiary Banks as temporary capital. Advances on the line are subject to the Company certifying compliance with covenants and conditions specified in the agreement. The covenants include customary performance items and a negative pledge agreement on the stock of Savannah. The Company may not pledge the stock of Savannah for any other indebtedness or other purpose without the express written consent of the lender.

Treasury stock activity during the year included 8,000 pre-stock split shares that were re-issued in conjunction with the exercise of options. The treasury stock account was adjusted by the cost of the treasury shares acquired using the first-in, first-out method.

Liquidity and Interest Rate Sensitivity Management

The objectives of funds management include maintaining adequate liquidity and preserving reasonable balance between the repricing of interest sensitive assets and liabilities. The goal of liquidity management is to ensure the availability of adequate funds to meet the loan demands and the deposit withdrawal needs of customers. This is achieved through maintaining a combination of sufficient liquid assets, core deposit growth and unused capacity to purchase and borrow funds in the money markets.

During 2004, portfolio loans increased $113 million to $500 million and deposits increased $117 million to $506 million. The loan to deposit ratio was 99 percent at December 31, 2004 and December 31, 2003. Average loan growth in 2004 was 24 percent. Average deposit growth was 23 percent.

In addition to local deposit growth, primary funding and liquidity sources include borrowing capacity with the FHLB, temporary federal funds purchased lines with correspondent banks and non-local time deposits through brokers and an Internet bulletin board service. Backup funding and liquidity sources include the ability to sell loans or participations in certain loans and borrowings from the Federal Reserve Bank of Atlanta discount window.

Savannah and Bryan have credit lines approved by the FHLB of 20 percent and 16 percent of assets, respectively, subject to the FHLB collateral requirements. Both Subsidiary Banks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the Subsidiary Banks have credit lines up to 80 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans. In addition, Savannah's credit line includes up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit and second mortgage loans. In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $76.1 million of which $36.8 million was advanced at December 31, 2004. These credit arrangements serve as a core-funding source as well as liquidity backup for the banks. The Subsidiary Banks also have $35.5 million of temporary conditional federal funds borrowing lines available from correspondent banks.

A continuing objective of asset/liability management is to maintain appropriate levels of variable rate assets, including variable rate loans and shorter-maturity investments, relative to interest rate sensitive liabilities, in order to control potential negative impacts upon earnings due to changes in interest rates. Interest rate sensitivity management requires analyses and actions that take into consideration volumes of assets and liabilities repriced and the timing and magnitude of their price changes to determine the effect upon net interest income.

The Company's cash flow maturity and repricing gap at December 31, 2004, was $120 million at one year, or 20 percent of total interest-earning assets. Fixed rate earning assets with maturities over five years totaled approximately $15 million, or 2.5 percent of total interest-earning assets. See Table 5 for cash flow maturity and repricing gap.

The Company is asset-sensitive within one year. The increases in the prime rate from 4.00 percent to 5.25 percent during the last six months of 2004 have positively impacted net interest income and net interest margin. The Company is well-positioned for a rising rate environment. The Federal Reserve Board has most recently communicated a bias for increasing rates in a "measured" way until rates reach a "neutral" range of neither being accommodative nor restrictive.

The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income. However, fixed rate assets with maturities over five years may include significant rate risk and market value of equity concerns in the event of significant interest rate increases.

Management monitors interest rate risk quarterly using rate-sensitivity gap analysis, rate shock simulation and performance forecasting measures. If and when projected interest rate risk exposures are outside of policy tolerances, specific actions to return interest rate risk exposures to acceptable levels are reported to the Board by management. Management continues to upgrade its interest rate risk reporting systems to provide better information on a more frequent basis. These capabilities are especially valuable during periods of volatile interest rates.

Off-Balance Sheet Arrangements

In order to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risks in the normal course of business. At December 31, 2004, the Company had unfunded commitments to extend credit of $130.2 million and outstanding stand-by letters of credit of $5.5 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.












                   REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

Forward Looking Statements

This Management's Discussion and Analysis and other Company communications and statements may contain "forward-looking statements." These forward-looking statements may include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and which may change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from what is contemplated in those forward-looking statements:

* The strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio and allowance for credit losses;
* The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;
* Inflation, interest rate, market and monetary fluctuations;
* Adverse conditions in the stock market and other capital markets and the impact of those conditions on our capital markets and capital management activities, including our investment and wealth management advisory businesses;
* Changes in U.S. foreign or military policy;
* The timely development of competitive new products and services by us and the acceptance of those products and services by new and existing customers;
* The willingness of customers to accept third-party products marketed by us;
* The willingness of customers to substitute competitors' products and services for our products and services and vice versa;
* The impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);
* Technological changes;
* Changes in consumer spending and saving habits;
* The effect of corporate restructuring, acquisitions or dispositions, including the actual restructuring and other related charges and the failure to achieve the expected gains, revenue growth or expense savings from such corporate restructuring, acquisitions or dispositions;
* The growth and profitability of our noninterest or fee income being less than expected;
* Unanticipated regulatory or judicial proceedings;
* The impact of changes in accounting policies by the SEC or the Financial Accounting Standards Board;
* Adverse changes in the financial performance and/or condition of our borrowers, which could impact the repayment of those borrowers' outstanding loans; and
* Our success at managing the risks involved in the foregoing.

We caution that the foregoing list of important factors is not exhaustive. Also, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf except as may be required by our disclosure obligations in filings we make with the SEC under Federal securities laws.

Table 5 - Cash Flow/Maturity Gap and Repricing Data

The following is the cash flow/maturity and repricing data for the Company as of December 31, 2004:


-------------------------------------------------------------------------------------------------------------
($ in thousands)                                 0-3      3 - 12     1 - 3      3 - 5     Over 5
                                    Immediate   Months    Months     Years      Years     Years        Total
-------------------------------------------------------------------------------------------------------------
Interest-earning assets
-----------------------
Investment securities              $    -     $  3,002   $  5,273   $ 18,856   $  9,280   $  4,785   $ 41,196
Interest-bearing deposits            13,211        -          -          -          -          -       13,211
Federal funds sold                   12,521        -          -          -          -          -       12,521
Loans held for sale                     -       26,471        -          -          -          -       26,471
Loans - fixed rates                     -       28,911     64,297     86,192     46,726      9,974    236,100
Loans - variable rates              248,761      1,531      5,849      6,022      1,400        -      263,563
-------------------------------------------------------------------------------------------------------------
Total interest-earning assets       274,493     59,915     75,419    111,070     57,406     14,759    593,062
-------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities
----------------------------
NOW and savings **                   20,965     10,483     31,449     41,928        -          -      104,825
Money market accounts **             24,831      8,373     25,119     25,120        -          -       83,443
Time deposits                           -       35,396     87,494     87,966     23,166         40    234,062
Federal Home Loan Bank Advances         -          100        260     15,677      2,800      2,000     20,837
Other borrowings                     35,069        -          -          -          -          -       35,069
Subordinated debt                       -       10,310        -          -          -          -       10,310
-------------------------------------------------------------------------------------------------------------
Total interest-bearing
liabilities                          80,865     64,662    144,322    170,691     25,966      2,040    488,546
-------------------------------------------------------------------------------------------------------------
GAP-Excess Assets (Liabilities)     193,628     (4,747)   (68,903)   (59,621)    31,440     12,719    104,516
-------------------------------------------------------------------------------------------------------------
GAP-Cumulative                     $193,628   $188,881   $119,978    $60,357    $91,797   $104,516   $104,516
=============================================================================================================
Cumulative Sensitivity Ratio *         3.39       2.30       1.41       1.13       1.19       1.21       1.21
=============================================================================================================

*   Cumulative interest-earning assets / cumulative interest-bearing liabilities

** Repricing of NOW, Savings and Money market accounts based on estimated percentages of the full market interest rate declines over 1 to 36 months.

Note - At December 31, 2004, the Company had unfunded loan commitments and unfunded letters of credit totaling $130.2 million. The Company believes the likelihood of these commitments either needing to be totally funded or funded at the same time is low. However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $39.3 million. Additionally, further sources of funding include non-local brokered and Internet bulletin board time deposits.

Table 6 - Average Balance Sheet and Rate/Volume Analysis - 2004 and 2003

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2004 and 2003.


     Average           Average                             Taxable-Equivalent           (a) Variance
     Balance            Rate                                   Interest (b)            Attributable  to
------------------   ----------                             ----------------    Vari-  ----------------
  2004      2003     2004  2003                               2004    2003      ance    Rate    Volume
--------  --------   ----  ----                             -------  -------  -------  -------  -------
($ in thousands)         (%)                                ($ in thousands)           ($ in thousands)
                                 Assets
$ 14,418  $ 10,483   1.39  0.97  Interest-bearing deposits  $   201  $   102  $    99  $    44  $    55
  35,010    36,952   3.98  4.55  Investments - taxable        1,393    1,681     (288)    (211)     (77)
   5,693     7,063   9.17  8.99  Investments - non-taxable      522      635     (113)      13     (126)
   7,965    10,715   1.27  1.05  Federal funds sold             101      112      (11)      24      (35)
  27,209       939   5.26  4.15  Loans held for sale          1,432       39    1,393       10    1,383
 441,421   356,006   5.73  5.80  Loans (c)                   25,298   20,644    4,654     (241)   4,895
--------  --------                                          -------  -------  -------
 531,716   422,158   5.44  5.50  Total int-earning assets    28,947   23,213    5,734     (230)   5,964
  25,758    21,344               Non-earning assets         -------  -------  -------  -------  -------
--------- --------
$557,474  $443,502               Total assets
========  ========

                                 Liabilities and Equity
                                 Deposits
$ 85,824  $ 75,952   0.36  0.37  NOW accounts                   306      280       26       (9)      35
  18,828    15,626   0.50  0.61  Savings accounts                94       96       (2)     (18)      16
  76,748    66,472   1.15  1.16  Money market accounts          879      773      106      (12)     118
  64,278    63,246   2.76  3.00  CDs, $100M or more           1,775    1,897     (122)    (150)      28
  48,798       -     2.83   -    CDs, Brokers                 1,381      -      1,381      -      1,381
  77,401    79,059   2.62  2.91  Other time deposits          2,027    2,300     (273)    (230)     (43)
--------  --------   ----  ----                             -------  -------  -------
                                 Total interest-
 371,877   300,355   1.74  1.78  bearing  deposits            6,462    5,346    1,116     (127)   1,243
  20,837    20,517   4.91  4.99  FHLB advances - LT           1,023    1,023      -        (16)      16
  39,061    17,738   1.57  1.46  Other borrowings               614      259      355       20      335
   7,455     1,593   4.40  4.21  Trust preferred debt           328       67      261        3      258
--------  --------   ----  ----                             -------  -------  -------  -------  -------
                                 Total interest-
 439,230   340,203   1.92  1.97  bearing liabilities          8,427    6,695    1,732     (168)   1,900
--------  --------   ----  ----                             -------  -------  -------  -------  -------
  76,593    65,403               Non-int bearing deposits
   3,525     2,156               Other liabilities
  38,126    35,740               Shareholders' equity
--------  --------
$557,474  $443,502               Liabilities and equity
========  ========
                     3.52  3.53  Interest rate spread
                     ====  ====  Net interest income        $20,520  $16,518  $ 4,002  $   (62) $ 4,064
                                                            =======  =======  =======  =======  =======
                     3.86  3.91  Net interest margin
                     ====  ====
$ 92,486  $ 81,955               Net earning assets
========  ========

                                 Average deposits and
$448,470  $365,758   1.44  1.46  average cost of deposits
========  ========   ====  ====
   98%       97%                 Average loan to deposit ratio

 (a) This table shows the changes in interest income and interest expense for comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
 (b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense.
 (c) Average nonaccruing loans have been excluded from total average loans as a non interest-earning asset.

Table 7 - Average Balance Sheet and Rate/Volume Analysis - 2003 and 2002

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2003 and 2002.


     Average           Average                             Taxable-Equivalent           (a) Variance
     Balance            Rate                                   Interest (b)            Attributable  to
------------------   ----------                             ----------------    Vari-  ----------------
  2004      2003     2004  2003                               2004    2003      ance    Rate    Volume
--------  --------   ----  ----                             -------  -------  -------  -------  -------
($ in thousands)         (%)                                ($ in thousands)           ($ in thousands)
                                 Assets
$ 10,483  $  4,403   0.97  1.64  Interest-bearing deposits  $   102  $    72  $    30  $   (29) $    59
  36,952    47,177   4.55  5.57  Investments - taxable        1,681    2,626     (945)    (480)    (465)
   7,063     8,515   8.99  8.66  Investments - non-taxable      635      737     (102)      29     (131)
  10,715     9,023   1.05  1.61  Federal funds sold             112      145      (33)     (51)      18
     939       -     4.15   -    Loans held for sale             39      -         39      -         39
 356,006   307,285   5.80  6.59  Loans (c)                   20,644   20,244      400   (2,425)   2,825
--------  --------                                          -------  -------  -------
 422,158   376,403   5.50  6.33  Total int.-earning assets   23,213   23,824     (611)  (2,955)   2,344
  21,344    20,433               Non-earning assets         -------  -------  -------  -------  -------
--------  --------
$443,502  $396,836               Total assets
========  ========

                                 Liabilities and Equity
                                 Deposits
$ 75,952  $ 59,075   0.37  0.55  NOW accounts                   280      323      (43)    (105)      62
  15,626    13,404   0.61  0.96  Savings accounts                96      129      (33)     (47)      14
  66,472    54,750   1.16  1.68  Money market accounts          773      919     (146)    (282)     136
  63,246    61,997   3.00  3.97  CD's, $100M or more          1,897    2,462     (565)    (602)      37
  79,059    82,337   2.91  3.97  Other time deposits          2,300    3,271     (971)    (876)     (95)
--------  --------   ----  ----                             -------  -------  -------
                                 Total interest-
 300,355   271,563   1.78  2.62  bearing deposits             5,346    7,104   (1,758)  (1,911)     153
  20,517    20,730   4.99  5.02  FHLB advances - LT           1,023    1,040      (17)      (6)     (11)
  17,738    13,611   1.46  1.89  Other borrowings               259      258        1      (58)      59
   1,593       -     4.21   -    Trust preferred debt            67      -         67      -         67
--------  --------   ----  ----                             -------  -------  -------
                                 Total interest-
 340,203   305,904   1.97  2.75  bearing  liabilities         6,695    8,402   (1,707)  (1,976)     269
--------  --------   ----  ----                             -------  -------  -------  -------  -------
  65,403    55,250               Non-int bearing deposits
   2,156     2,284               Other liabilities
  35,740    33,398               Shareholders'  equity
--------  --------
$443,502  $396,836               Liabilities and equity
========  ========
                     3.53  3.58  Interest rate spread
                     ====  ====  Net interest income        $16,518  $15,422  $ 1,096  $  (980) $ 2,076
                                                            =======  =======  =======  =======  =======

                     3.91  4.10  Net interest margin
                     ====  ====
$ 81,955  $ 70,499               Net earning assets
========  ========
                                 Average deposits and
$365,758  $326,813   1.46  2.17  average cost of deposits
========  ========   ====  ====
  97%       94%                  Average loan to deposit ratio

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