Form 10-K, Exhibit 13
period 2005-12-31
SAVANNAH BANCORP INC
filed 2006-03-15
CIK 860519

The Savannah Bancorp, Inc. and Subsidiaries
Financial Statement Section

The Savannah Bancorp, Inc. - 2005 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2005, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2006 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Atlanta, Georgia
February 28, 2006

The Savannah Bancorp, Inc. - 2005 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)

	December 31,
	2005	2004
Assets
Cash and due from banks	$ 14,736	$ 11,164
Federal funds sold	11,847	12,521
Interest-bearing deposits in banks	5,885	13,211
Cash and cash equivalents	32,468	36,896
Securities available for sale, at fair value (amortized
cost of $44,972 in 2005 and $41,196 in 2004)	44,438	41,505
Loans held for sale	10,473	26,471
Loans, net of allowance for credit losses of $7,813 in 2005 and $6,389 in 2004	605,854	493,479
Premises and equipment, net	5,020	4,785
Other real estate owned	-	460
Bank-owned life insurance	5,551	5,349
Other assets	14,097	8,396
Total assets	$717,901	$617,341

Liabilities
Deposits:
Noninterest-bearing	$ 93,082	$ 83,790
Interest-bearing demand	93,568	86,401
Savings	19,319	18,423
Money market	118,413	83,443
Time deposits	276,128	234,063
Total deposits	600,510	506,120
Short-term borrowings	19,902	35,069
Federal Home Loan Bank advances - long-term	20,476	20,837
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Other liabilities	8,160	4,934
Total liabilities	659,358	577,270

Commitments and contingencies (Notes 13 and 16)

Shareholders' equity
Common stock, par value $1 per share: authorized
20,000,000 shares; issued 4,591,339 and 4,112,448 shares
in 2005 and 2004 respectively	4,591	4,112
Preferred stock, par value $1 per share:
authorized 10,000,000 shares, none issued	-	-
Additional paid-in capital	36,257	24,232
Retained earnings	18,272	11,539
Treasury stock, 267 and 282 shares
in 2005 and 2004, respectively	(4)	(4)
Accumulated other comprehensive income (loss), net	(573)	192
Total shareholders' equity	58,543	40,071
Total liabilities and shareholders' equity	$717,901	$617,341

The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2005 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
($ in thousands, except share data)

	For the Years Ended December 31,
	2005	2004	2003
Interest and dividend income
Loans, including fees	$ 38,503	$ 25,298	$ 20,644
Loans held for sale	1,335	1,432	39
Investment securities:
Taxable	1,325	1,306	1,618
Tax-exempt	218	282	359
Dividends	128	87	63
Deposits with banks	473	201	102
Federal funds sold	376	101	112
Total interest and dividend income	42,358	28,707	22,937
Interest expense
Deposits	12,373	6,462	5,346
Short-term borrowings	675	614	262
Federal Home Loan Bank advances	1,009	1,023	1,023
Subordinated debt	622	328	64
Total interest expense	14,679	8,427	6,695
Net interest income	27,679	20,280	16,242
Provision for credit losses	1,500	1,450	1,000
Net interest income after
provision for credit losses	26,179	18,830	15,242
Noninterest income
Service charges on deposit accounts	1,622	1,598	1,572
Mortgage related income, net	1,292	1,079	776
Trust fees	501	442	398
Other operating income	979	890	635
Gains (losses) on sales of other real estate owned	(7)	91	-
Total noninterest income	4,387	4,100	3,381
Noninterest expense
Salaries and employee benefits	9,530	8,362	6,693
Occupancy and equipment	2,199	1,963	1,767
Information technology	1,244	1,049	908
Other operating expense	3,673	2,880	2,287
Total noninterest expense	16,646	14,254	11,655
Income before income taxes	13,920	8,676	6,968
Income tax expense	4,880	2,940	2,324
Net income	$9,040	$5,736	$4,644
Net income per share: (a)
Basic	$ 2.09	$ 1.40	$ 1.13
Diluted	$ 2.04	$ 1.36	$ 1.11
(a)	Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2004.

The accompanying notes are an integral part of these consolidated financial statements.

F -  4
The Savannah Bancorp, Inc. - 2005 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2005, 2004 and 2003
($ in thousands, except share data)

	December 31,
	2005	2004	2003
Common shares issued
Shares, beginning of year	4,112,448	3,290,223	2,991,378
Common stock issued	397,273	-	-
Stock split / dividend	-	822,225	298,845
Exercise of options	81,618	-	-
Shares, end of year	4,591,339	4,112,448	3,290,223
Treasury shares owned
Shares, beginning of year	282	8,246	8,450
Stock dividend, issuance, net	(15)	36	845
Exercise of options, from treasury shares in 2004	-	(8,000)	(1,049)
Shares, end of year	267	282	8,246
Common stock
Balance, beginning of year	$ 4,112	$ 3,290	$ 2,991
Common stock issued	397	-	-
Stock split / dividend	-	822	299
Exercise of options	82	-	-
Balance, end of year	4,591	4,112	3,290
Additional paid-in capital
Balance, beginning of year	24,232	25,109	18,557
Common stock issued, net of issuance costs	11,191	-	-
Stock split / dividend	-	(822)	6,551
Exercise of options	494	(55)	1
Tax-benefit of non-qualified option exercises	340	-	-
Balance, end of year	36,257	24,232	25,109
Retained earnings
Balance, beginning of year	11,539	7,965	12,261
Net income	9,040	5,736	4,644
Dividends declared	(2,307)	(2,162)	(2,090)
Stock dividend	-	-	(6,850)
Balance, end of year	18,272	11,539	7,965
Treasury stock
Balance, beginning of year	(4)	(147)	(161)
Exercise of options	-	143	14
Balance, end of year	(4)	(4)	(147)
Accumulated other comprehensive income (loss), net
Balance, beginning of year	192	554	1,108
Change in net unrealized gains (losses) on securities
available for sale, net of tax	(522)	(362)	(554)
Net change in fair value of derivative
instruments, net of tax	(243)	-	-
Balance, end of year	(573)	192	554
Total shareholders' equity	$ 58,543	$ 40,071	$ 36,771

The accompanying notes are an integral part of these consolidated financial statements. See Note 1 for other comprehensive income statement disclosures.

The Savannah Bancorp, Inc. - 2005 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
($ in thousands)	2005	2004	2003
Operating activities
Net income	$ 9,040	$ 5,736	$ 4,644
Adjustments to reconcile net income to cash
provided by operating activities:
Provision for credit losses	1,500	1,450	1,000
Loans originated for sale	(104,888)	(90,730)	(10,393)
Proceeds from sale of loans originated for sale	111,824	75,291	-
Net amortization of securities	102	171	264
Depreciation and amortization	809	743	684
Decrease in deferred income taxes, net	(860)	(513)	(207)
Gain on sale of loans, net	(760)	(639)	-
Loss (gain) on sale of foreclosed assets	7	(91)	-
Increase in CSV of bank-owned life insurance policies	(202)	(226)	(123)
Change in other assets and other liabilities, net	1,995	(36)	361
Net cash provided by (used in) operating activities	18,567	(8,844)	(3,770)
Investing activities
Activity in available for sale securities
Purchases	(19,396)	(29,707)	(13,925)
Maturities and calls	15,518	26,537	28,576
Loan originations and principal collections, net	(104,053)	(113,265)	(51,304)
Proceeds from sale of foreclosed assets	453	798	115
Investment in bank-owned life insurance	-	-	(5,000)
Investment in low income housing tax credits	(339)	(1,157)	-
Investment in nonconsolidated subsidiary	(2,709)	-	-
Additions to premises and equipment	(1,044)	(711)	(697)
Net cash used in investing activities	(111,570)	(117,505)	(42,235)
Financing activities
Net increase in noninterest-bearing deposits	9,292	6,617	13,723
Net increase in interest-bearing deposits	85,098	110,357	12,379
Net (decrease) increase in short-term borrowings to repurchase and federal funds purchased	(15,167)	12,820	5,255
Net (decrease) increase in FHLB advances	(361)	428	(216)
Proceeds from issuance of subordinated debt	-	4,124	6,186
Payment on note payable	(484)	-	-
Dividend payments	(2,307)	(2,162)	(2,090)
Issuance of common stock	11,588	-	-
Exercise of options	916	88	15
Net cash provided by financing activities	88,575	132,272	35,252
(Decrease) increase in cash and cash equivalents	(4,428)	5,923	(10,753)
Cash and cash equivalents, beginning of year	36,896	30,973	41,726
Cash and cash equivalents, end of year	$ 32,468	$ 36,896	$ 30,973

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest on deposits and other borrowings	$ 14,199	$ 8,073	$ 6,732
Income taxes	4,559	2,858	2,575
Noncash investing activity:
(Decrease) in net unrealized gain on investment
securities available for sale, net of tax	(522)	(362)	(554)
Increase in net unrealized loss on derivatives, net of tax	(243)	-	-

The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. (“the Company”) and its wholly-owned subsidiaries, The Savannah Bank, N.A. (“Savannah”) and Bryan Bank & Trust (“Bryan”) or together referred to as the Subsidiary Banks. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to the current year presentation.

Nature of Operations - The Company is a two-bank holding company that offers a full range of lending, deposit, residential mortgage origination and fiduciary trust products. In the fourth quarter 2003, Savannah opened Harbourside Mortgage Company (“Harbourside”), a mortgage loan production office on Hilton Head Island, South Carolina. The primary service area of the Company is the city of Savannah, Georgia, surrounding Chatham County, Richmond Hill, Georgia (20 miles south of downtown Savannah) and Bryan County. Hilton Head Island, South Carolina and nearby areas have been added to the market for mortgage lending and related services. In 2005, the Company also formed a nonconsolidated subsidiary called SAVB Properties, LLC which purchased a 50 percent interest in two real estate partnerships that own the Company’s headquarters building and the adjacent parking lot. This investment is accounted for using the equity method of accounting.

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

Loans and Loan Fees - The Company’s Subsidiary Banks underwrite mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio consists of real estate secured loans throughout the coastal Georgia and South Carolina areas. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for credit losses, and any deferred fees or origination costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield on a straight-line basis, which approximates the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured or in process of collection. Revolving credit loans and other personal loans are typically charged-off when payments are 120 days past due. Past due status is based on the contractual terms of the loan. Loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest in full becomes doubtful.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

All interest accrued in the current year but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Credit Losses - The allowance for credit losses is based on estimates and maintained at a level considered adequate to provide for potential losses inherent in the portfolio based on the current environment. The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio considering current economic conditions, underlying collateral value securing loans and other factors that deserve recognition in estimating credit losses. Actual future losses may be different from estimates due to unforeseen events. Loans that are determined to be uncollectible are charged-off against the allowance.

The adequacy of the allowance for credit losses is evaluated on a regular basis by management and reported quarterly to the Audit Committee of the Board of Directors. The evaluation is based upon management’s periodic review of the collectibility of specific loans, adverse situations that may affect specific borrowers’ ability to repay, the estimated value of any underlying collateral, the composition and size of the loan portfolio and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

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

Foreclosed Assets - Assets acquired through loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expense.

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

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Bank-Owned Life Insurance - Bank-owned life insurance policies are recorded at the net realizable value of the underlying insurance contracts. The change in contract value during the year represents the contract earnings during the period less the mortality costs and administrative costs of the underlying life insurance contracts. The increase in cash surrender value from bank-owned life insurance contracts is included as a component of other operating income and the mortality costs and administrative fees are recorded as noninterest expense.

Income Taxes - Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. They are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through income tax expense.

Earnings Per Share - Basic earnings per share represent net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Earnings per common share have been computed based on the following:

Year Ended December 31,	2005	2004	2003
Average number of common shares outstanding - basic	4,317,000	4,109,000	4,103,000
Effect of dilutive options	108,000	100,000	78,000
Average number of common shares outstanding - diluted	4,425,000	4,209,000	4,181,000

Stock option shares in the amount of 10,000 for the year ended 2003 were excluded from the diluted earnings per share calculation due to their anti-dilutive effect. None were excluded in 2005 or 2004.

Derivative Instruments and Hedging Activities - Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended and interpreted, establishes accounting and reporting standards for derivatives and hedging activities. As required by SFAS 133, the Company records all derivatives at fair value on the balance sheet as either other assets or other liabilities. The Company uses derivative instruments including interest rate swaps, floors and collars as part of its overall asset and liability duration and interest rate risk management strategy. These instruments enable the Company to manage desired asset and liability duration and to reduce exposure to interest rate movements.

Other Comprehensive Income (Loss), Net of Tax - Comprehensive income (loss) is the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources.

($ in thousands)	2005	2004	2003
Net income	$ 9,040	$ 5,736	$ 4,644
Change in net unrealized gains (losses) on
securities available for sale, net of tax	(522)	(362)	(554)
Net change in fair value of derivative
instruments, net of tax	(243)	-	-
Other comprehensive income, net	$ 8,275	$ 5,374	$ 4,090

Accounting for Stock-Based Compensation - SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“Opinion No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures as if the fair value based method of accounting had been applied.

Had compensation cost for the options granted in 2005, 2004 and 2003 been determined based on fair value at the grant date for awards in 2005, 2004 and 2003 consistent with the provisions of SFAS 123, the Company’s net income and net income per share would have been reduced to the pro forma amounts as shown in the following table. Per share amounts in the following tables reflect the effect of a 5-for-4 stock split distributed in the form of a 25 percent stock dividend in December 2004.

($ in thousands)	2005	2004	2003
Net income - as reported	$9,040	$5,736	$4,644
Stock-based compensation cost, net of tax	133	46	63
Net income - pro forma	$8,907	$5,690	$4,581

Net income per share - basic - as reported	$ 2.09	$ 1.40	$ 1.13
Net income per share - pro forma	$ 2.06	$ 1.39	$ 1.12

Net income per share - diluted - as reported	$ 2.04	$ 1.36	$ 1.11
Net income per share - diluted - pro forma	$ 2.01	$ 1.35	$ 1.10

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2005	2004	2003
Weighted average fair value of options granted	$ 12.45	$ 9.75	$ 7.33
Expected volatility	35.0%	35.0%	30.0%
Dividend yield	1.50%	2.00%	2.50%
Risk-free interest rate	4.00%	3.50%	3.00%
Expected life	7.5 years	7.0 years	7.0 years

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revised SFAS No. 123, “Share-Based Payment” (“SFAS 123R”), to address the accounting for stock-based employee plans. The statement eliminates the ability to account for share-based compensation transactions using Opinion No. 25 and instead requires that such transactions be accounted for using a fair value-based method of accounting. The adoption of this statement will result in income statement effects similar to those reflected in the above pro-forma computations. In April 2005, the FASB delayed the effective date of SFAS 123R. SFAS 123R was scheduled to take effect beginning with the Company’s first reporting period after June 15, 2005. The delay enables the Company to implement SFAS 123R at the beginning of the Company’s next fiscal year that begins after June 15, 2005. The adoption of SFAS 123R is not expected to have a material effect on the Company’s financial statements.

Various proposals have been issued by the Securities and Exchange Commission (“SEC”) related to changes in filing requirements, accountability of executive management and directors regarding accounting policies, internal controls and audit issues. Although the eventual outcome of these proposals is expected to have no material impact on the Company’s consolidated financial statements, additional costs to comply with certain rules can be expected.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 2 - Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

The Subsidiary Banks are required by the Federal Reserve Bank to maintain minimum cash reserves based on reserve requirements calculated on their deposit balances. Cash reserves of $1,912,000 and $1,430,000 were required as of December 31, 2005 and 2004, respectively. The Company has pledged interest-bearing cash balances at the Federal Home Loan Bank (“FHLB”) in lieu of investment securities to secure public fund deposits and securities sold under repurchase agreements. Pledged cash balances were $1,200,000 and $12,700,000 at December 31, 2005 and 2004, respectively.

Note 3 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2005 and 2004 were as follows:

	2005
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U.S. government agencies	$ 28,170	$ 3	$ (380)	$ 27,793
Mortgage-backed securities	10,137	8	(256)	9,889
State and municipal	3,769	91	-	3,860 5,604
Other taxable securities	2,896	-	-	2,896 3,107
Total investment securities	$ 44,972	$ 102	$ (636)	$ 44,438

	2004
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U.S. government agencies	$ 21,640	$ 113	$ (67)	$ 21,686
Mortgage-backed securities	11,047	89	(28)	11,108
State and municipal	5,402	202	-	5,604
Other taxable securities	3,107	-	-	3,107
Total investment securities	$ 41,196	$ 404	$ (95)	$ 41,505

The distribution of securities by maturity or expected call date at December 31, 2005 is shown below.

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$ 4,903	$ 4,856
Due after one year through five years	35,640	35,127
Due after five years through ten years	858	846
Due after ten years	3,571	3,609
Total investment securities	$ 44,972	$ 44,438

At December 31, 2005 and 2004, investment securities with a carrying value of $36,292,000 and $31,165,000, respectively, were pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 4 - Loans

The composition of the loan portfolio at December 31, 2005 and 2004 is presented below.

($ in thousands)		Percent		Percent
	2005	of Total	2004	of Total
Commercial	$ 45,526	7.4%	$ 36,577	7.3%
Real estate - construction and development	144,732	23.6	97,054	19.4
Real estate - mortgage	409,253	66.7	349,394	69.9
Installment and other consumer	14,156	2.3	16,843	3.4
Gross loans	613,667	100.0%	499,868	100.0%
Allowance for credit losses	(7,813)		(6,389)
Net loans	$ 605,854		$ 493,479

Nonperforming loans, which were also considered impaired, included nonaccruing loans and loans which are contractually past due 90 days or more of $1,313,000 and $538,000 at December 31, 2005 and 2004, respectively. Interest income of $48,000 was recognized on nonaccrual loans in 2005.

Changes in the allowance for credit losses are summarized as follows:

($ in thousands)	2005	2004	2003
Balance, beginning of year	$6,389	$5,067	$4,373
Provision for credit losses	1,500	1,450	1,000
Charge-offs	(152)	(256)	(395)
Recoveries	76	128	89
Balance, end of year	$7,813	$6,389	$5,067

The Company has granted loans to certain directors and executive officers of the Company and to their related interests. The aggregate amounts of loans were $18,731,000 and $11,537,000 at December 31, 2005 and 2004, respectively. During 2005, $14,515,000 of new loans were made and repayments of $9,490,000 were received. Unfunded commitments of credit available to related parties aggregated $8,840,000 and $1,297,000 at December 31, 2005 and 2004, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

Note 5 - Premises and Equipment

Premises and equipment at December 31, 2005 and 2004, are summarized as follows:

($ in thousands)	Depreciable Lives	2005	2004
Land	-	$ 698	$ 698
Buildings and improvements	39 - 50	2,548	2,453
Furniture and banking equipment	5 - 15	5,130	4,882
Leasehold improvements	10 - 39	1,423	1,418
Total cost		9,799	9,451
Less accumulated depreciation and amortization		4,779	4,666
Premises and equipment, net		$ 5,020	$ 4,785

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 6 - Deposits

Total time deposits maturing in one to five years are as follow: 2006 - $180,010,000; 2007 - $57,513,000; 2008 - $26,657,000; 2009 - $3,523,000; and 2010 and thereafter - $8,425,000.

The following table indicates the amount of the Company's time certificates of deposit of $100,000 or more at December 31, 2005 by time remaining until maturity.

Maturity period	Amount
Three months or less	$ 34,489,000
Over three through six months	26,277,000
Over six through twelve months	50,411,000
Over twelve months	60,789,000
Total	$171,966,000

Note 7 - Short-Term Borrowings

Short-term borrowings included the following:

($ in thousands)	Federal Funds Purchased	Securities Sold Under Repurchase Agreements	FHLB Short-Term Advances	Notes Payable
2005
Balance at December 31	$ 884	$ 13,018	$ 4,000	$ 2,000
Maximum indebtedness at any month end	6,056	16,980	30,000	2,000
Daily average indebtedness outstanding	1,593	15,462	6,800	421
Average rate paid for the year	3.20%	2.60%	2.83%	6.99%
Average rate paid on period-end borrowings	4.05%	3.75%	4.44%	7.25%
2004
Balance at December 31	$ 840	$ 18,229	$ 16,000	-
Maximum indebtedness at any month end	5,551	25,019	36,000	-
Daily average indebtedness outstanding	2,969	20,450	15,642	-
Average rate paid for the year	1.54%	1.51%	1.66%	-
Average rate paid on period-end borrowings	2.12%	1.51%	2.44%	-

As of December 31, 2005 and 2004, the Subsidiary Banks had short-term borrowings totaling $19,902,000 and $35,069,000, respectively. The average interest rates were 2.78 percent and 1.57 percent during the years ended 2005 and 2004, respectively. The interest rates on short-term borrowings ranged from 3.75 percent to 7.25 percent at December 31, 2005 and from 1.51 percent to 2.56 percent at December 31, 2004. Short-term borrowings at December 31, 2005 and 2004 consist of securities sold under agreements to repurchase, federal funds purchased, FHLB short-term advances and notes payable. The maximum amount outstanding at the end of any month was $45,823,000 and $64,094,000 during 2005 and 2004, respectively. At December 31, 2005 federal funds borrowing arrangements aggregating $35.5 million were available to and the Subsidiary Banks from correspondent banking institutions. There are no commitment fees and no requirements for compensating balances. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks. Savannah is a member and shareholder of the Federal Reserve Bank of Atlanta and has access to borrowings at the Federal Reserve Bank discount window. Bryan has also been approved to access the discount window.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 8 - Federal Home Loan Bank Advances - Long-Term

Convertible Advances - The Company has convertible advances from the FHLB of $18,000,000. Aggregate final maturities are $1,000,000 with an interest rate of 6.39 percent in August 2009, $10,000,000 with an interest rate of 4.82 percent in December 2010 and $7,000,000 with a weighted average interest rate of 4.58 percent in January 2011. All of the advances are convertible each quarter at the option of the FHLB to advances with rates equal to the current three-month LIBOR.

Long-term Advances - Long-term advances from the FHLB with maturities from 2006 to 2009 totaled $2,476,000 and $2,837,000 at December 31, 2005 and 2004, respectively. The weighted-average interest rates on the long-term advances were 4.87 and 4.80 percent at December 31, 2005 and 2004, respectively. Aggregate maturities are $346,000 in 2006, $331,000 in 2007, $1,750,000 in 2008 and $50,000 in 2009 and thereafter. Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity. The advances are secured by a blanket floating lien agreement which provides a security interest in all unencumbered first mortgage residential loans, home equity loans and by stock in the FHLB. The long-term FHLB advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - Savannah and Bryan are shareholders of the FHLB and have access to secured borrowings from the FHLB. Both Subsidiary Banks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the Subsidiary Banks have credit lines up to 80 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans and up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit and second mortgage loans with a limit of 20 percent of assets for Savannah and 16 percent of assets for Bryan. In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $99.0 million of which $24.5 million was advanced at December 31, 2005. These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks. Additional advances are subject to review and approval by the FHLB.

Note 9 - Subordinated Debt to Nonconsolidated Subsidiaries and Other Borrowings

During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the “Trusts”), respectively, nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms. The Trust Preferred Securities have maturities of 30 years and are redeemable at the Company’s option on any quarterly interest payment date after five years. There are certain events (as defined in the Trust agreements) in which the securities may be redeemed within the first five years at the Company’s option. At December 31, 2005, the interest rates on the securities were 7.00 and 6.69 percent, respectively, which resets quarterly at the three-month LIBOR plus 2.85 and 2.20 percent, respectively. The Company’s liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments of $186,000 and $124,000, respectively, on the consolidated balance sheet. Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under Federal Reserve Bank regulations. The proceeds from the offering are primarily used to fund expected capital needs related to the Harbourside expansion in Hilton Head, South Carolina and growth in Savannah.

The Company has a $5,000,000 line of credit through a correspondent bank, of which $2,000,000 was advanced at December 31, 2005. The primary purpose of the line is to provide access to funds that can be used for short-term corporate needs. The borrowing facility is available through June 6, 2006 at which time any outstanding indebtedness is due and payable in full. Advances on the line are subject to the Company certifying compliance with covenants and conditions specified in the agreement. The covenants include customary performance items and a negative pledge agreement on the stock of Savannah. The Company may not pledge the stock of Savannah for any other indebtedness or other purpose without the express written consent of the lender.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 10 - Income Taxes

Income tax expense is composed of the following for each of the years ended December 31:

($ in thousands)	2005	2004	2003
Current federal	$5,227	$3,171	$2,390
Current state	513	282	164
Total current	5,740	3,453	2,554
Deferred federal	(755)	(464)	(187)
Deferred state	(105)	(49)	(43)
Total deferred	(860)	(513)	(230)
Income tax expense	$4,880	$2,940	$2,324

Investments in federal and state low-income housing tax credit partnerships yielded approximately $254,000 in reduced federal and state income tax expense in 2005, $105,000 in 2004 and $111,000 in 2003.

A reconciliation between the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

($ in thousands)	2005	2004	2003
Tax provision at 34%	$4,733	$2,950	$2,369
State tax, net of federal tax benefit	226	126	111
Benefit of tax-exempt income, net	(157)	(97)	(126)
Other	78	(39)	(30)
Income tax expense	$4,880	$2,940	$2,324

Deferred income tax assets and liabilities are comprised of the following at December 31, 2005 and 2004:

($ in thousands)	2005	2004
Deferred tax assets:
Allowance for credit losses	$2,868	$2,324
Unrealized losses on securities	204	-
Unamortized loan fees	430	364
Unamortized non-compete costs	45	51
Unrealized losses on derivatives	149	-
Other	340	186
Total deferred tax assets	4,036	2,925
Deferred tax liabilities:
Unrealized gains on securities	-	118
Depreciation	471	575
Deferred costs on loans and deposits	141	302
Other	237	74
Total deferred tax liabilities	849	1,069
Net deferred tax assets	$3,187	$1,856

The net deferred tax assets are included in the consolidated balance sheets under “Other assets.”

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 11 - Stock Option Plan and Benefit Plans

The Company’s 1995 Incentive Stock Option Plan (“1995 ISO Plan”) provides for the granting of incentive stock options to certain key officers for the purchase of shares at the fair market value of the stock at the date of the grant. All authorized shares have been awarded from the 1995 ISO Plan. In April 2005, shareholders approved the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (“2005 Omnibus Plan”) and authorized 200,000 option shares to be available for issuance under this plan. There are 176,649 remaining option shares authorized under the 2005 Omnibus Plan at December 31, 2005. The options granted in the chart below vest 20 percent each year over five years and are exercisable over ten years except for 6,003 option shares granted to directors in April 2005 which vested on the grant date. Some of the executive officer option shares also include minimum performance triggers as a condition of vesting.

Changes in stock options outstanding for the three years ended December 31, 2005, 2004 and 2003 are as follows. All share and per share amounts have been restated for a 5-for-4 stock split in December 2004.

	2005		2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	295,352	$ 14.07	261,602	$ 12.50	214,628	$ 10.79
Granted	29,503	27.89	43,750	22.31	50,000	19.79
Exercised	(81,618)	7.05	(10,000)	8.82	(1,210)	12.48
Forfeited	-	-	-	-	(1,816)	12.48
Outstanding at end of year	243,237	$ 18.11	295,352	14.07	261,602	12.50
Exercisable at end of year	140,959	$ 15.37	185,642	$ 10.80	172,855	$ 9.91

Options outstanding at December 31, 2005 were as follows:

	Outstanding			Exercisable
Outstanding Common Options	Remaining Contractual Number	Weighted Average Life	Weighted Average Price	Number	Weighted Average Price
Range of exercise prices
$6.79 - $ 8.81	24,851	0.31	$ 8.23	24,851	$ 8.23
$12.48 - $14.21	43,863	4.11	12.86	40,535	12.88
$15.79 - $16.95	51,270	4.70	16.52	40,820	16.59
$19.70 - $22.31	93,750	8.03	20.97	28,750	20.56
$27.75 - $28.45	29,503	9.14	27.89	6,003	28.45
Total outstanding	243,237	5.97	$ 18.11	140,959	$ 15.37

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate. The plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $276,000, $252,000 and $256,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 12 - Capital Ratios and Dividend Restrictions

The Subsidiary Banks’ primary regulators have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation (“FDIC”) has adopted FDIC insurance assessment rates based on certain “well-capitalized” risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company’s and the Subsidiary Banks’ financial statements. Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2005. The following tables show the capital ratios for the Company and the Subsidiary Banks at December 31, 2005 and 2004:

	Company		Savannah	Bryan
($ in thousands)	2005	2004	2005	2004	2005	2004
Qualifying Capital
Tier 1 capital	$69,116	$50,003	$43,047	$34,623	$13,962	$11,860
Total capital	76,617	56,226	48,656	39,302	15,798	13,389

Leverage Ratios
Tier 1 capital to average assets	9.60%	8.23%	7.93%	7.56%	8.08%	8.08%

Risk-based Ratios
Tier 1 capital to risk-weighted assets	11.52%	9.95%	9.60%	9.16%	9.51%	9.70%
Total capital to risk-weighted assets	12.77%	11.20%	10.85%	10.41%	10.76%	10.95%

		Well-
Required Regulatory Capital Ratios:	Minimum	Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

As of December 31, 2005, Savannah and Bryan were categorized as well-capitalized under the regulatory framework for prompt corrective action by the most recent notification from the FDIC. There are no conditions or events since the notification that management believes have changed the institutions’ categories.

Banking regulations restrict the amount of cash dividends that banks may pay without obtaining regulatory approval. At December 31, 2005, $11,345,000 in retained earnings of the Subsidiary Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Subsidiary Banks. The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.

Note 13 - Leases and Commitments

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2006 - $571,000; 2007 - $440,000; 2008 - $335,000; 2009 - $121,000; 2010 and thereafter is $-0-. The land and office space leases contain customary escalation clauses. Additionally, the Company has entered into a non-cancelable data processing servicing agreements which provide for minimum payments in 2006 of $180,000. The agreements include termination clauses where the Company may buy out the remainder of the contract for a percentage of the current monthly contract times the remaining months.

The net rental expense for all office space operating leases amounted to $653,000 in 2005, $602,000 in 2004 and $521,000 in 2003. The leases on the office space have five to twenty-year renewal options and require increased rentals under consumer price index escalation clauses.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 14 - Other Operating Expense

The components of other operating expense for the years ended December 31, 2005, 2004 and 2003 were as follows:

($ in thousands)	2005	2004	2003
Professional and directors fees	$ 748	$ 581	$ 386
Regulatory exams, FDIC and audit fees	694	528	326
Advertising and sales promotion	294	180	179
Postage and courier	243	231	216
Stationery and supplies	239	228	212
Loans costs	170	258	126
Taxes and licenses	154	99	90
Telephone	150	148	111
Correspondent bank charges	137	121	117
Dues and subscriptions	97	74	53
Insurance	76	59	38
Pre-opening expenses	129	-	-
Other expense	542	373	433
Total other operating expense	$3,673	$2,880	$2,287

Note 15 - On-Balance Sheet Derivative Instruments and Hedging Activities

SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. The Company does not currently have any derivatives that are not designated as hedges.

The Company’s objective in using derivatives is to add stability to interest income and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate floors, collars or swaps as part of its cash flow hedging strategy. Interest rate floors and collars designated as cash flow hedges involve the receipt of variable-rate cash flows above or below the applicable strike rates over the life of the agreements without exchange of the underlying principal amount. Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed rate amounts in exchange for variable rate payments over the life of the agreements without exchange of the underlying principal amount. During 2005, such derivatives were used to hedge the variable cash flows associated with existing variable rate assets. The Company does not use derivatives for trading or speculative purposes.

Exposure to credit risk arises from the possibility of nonperformance by counterparties. These counterparties consist of financial institutions that are well established and well capitalized. The Company controls this credit risk through limits and monitoring procedures. No losses on derivative instruments have resulted as a result of counterparty nonperformance. Nevertheless, the related credit risk is considered and measured when and where appropriate.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 15 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

Selected information with respect to notional amounts, recorded fair values, and maturity dates of derivative instruments is summarized as follows as of December 31, 2005.

		Notional	Fair value
($ in thousands)	Maturity	amount	Asset	Liability
Cash flow hedges:
Interest rate swap	November 2010	$ 50,000	$ 70	$ -
6%/9% Interest rate collar	June 2010	40,000	-	104
6% Interest rate floor	June 2010	35,000	128	-
Total		$ 125,000	$ 198	$ 104

The change in net unrealized gains/losses of $243,000 in 2005 for derivatives designated as cash flow hedges is separately disclosed in the statement of changes in shareholders’ equity. No hedge ineffectiveness on cash flow hedges was recognized during 2005.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate assets. The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $48,000 of net unrealized gains/losses from accumulated other comprehensive income to interest income during 2005. During 2006, the Company estimates that an additional $10,000 will be reclassified.

Note 16 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk.

The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The credit risk involved is essentially the same as that involved in extending loan facilities to customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral varies, but may include cash, securities, accounts receivable, inventory, equipment, and real estate.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2005 and 2004 unfunded commitments to extend credit and unfunded lines of credit were $172,854,000 and $130,180,000, of which some were subject to interest rate lock commitments. Since many of these commitments are expected to expire without being drawn upon, these amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments issued by the Company to guarantee payment or performance by a customer to a third party. At December 31, 2005 and 2004, commitments under letters of credit aggregated approximately $7,205,000 and $5,523,000, respectively.

The Company utilizes forward loan sale contracts to mitigate the interest rate risk inherent in the Company’s mortgage loan pipeline and held-for-sale portfolio. Forward loan sale contracts are contracts for delayed delivery of mortgage loans. The selling party agrees to deliver a specified instrument on a specified future date at a specified price or yield. The credit risk inherent to the Company arises from the potential inability of counterparties to meet the terms of their contracts. In the event of nonacceptance by the counterparty, the Company would be subject to the credit and interest risk of the loans retained. The Company had $2,285,000 and $2,755,000 notional amounts of forward loan sale contracts outstanding at December 31, 2005 and 2004, respectively. No mark to market adjustment was required.

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 17 - Fair Value of Financial Instruments

As with most financial institutions, the majority of the Company’s assets and liabilities are considered financial instruments. Many of the financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. Therefore, significant estimates and present value calculations are used for the purpose of this disclosure. Such estimates involve judgments as to economic conditions, risk characteristics and future expected loss experience of various financial instruments and other factors that cannot be determined with precision.

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

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2005		December 31, 2004
($ in thousands)		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and federal funds sold	$ 26,583	$ 26,583	$ 23,685	$ 23,685
Interest-bearing deposits	5,885	5,885	13,211	13,211
Securities available for sale	44,438	44,438	41,505	41,505
Loans held for sale	10,473	10,538	26,471	26,683
Loans, net of allowance for credit losses	605,854	603,613	493,479	492,154

Financial liabilities:
Deposits	600,510	598,776	506,120	506,533
Short-term borrowings	19,902	19,902	35,069	35,069
FHLB advances - long-term	20,476	20,808	20,837	21,947
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310	10,310

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 18 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information ($ in thousands)

The following are condensed balance sheets of the Parent Company at December 31, 2005 and 2004:

	2005	2004
Assets
Cash on deposit	$ 14	$ 22
Interest-bearing deposits	10,307	3,099
Investment in subsidiaries	56,436	46,675
Premises and equipment	958	591
Investment in nonconsolidated
subsidiary	2,709	-
Other assets	1,161	659
Total assets	$71,585	$51,046
Liabilities
Note payable	$ 2,000	$ -
Subordinated debt	10,310	10,310
Other liabilities	732	665
Total liabilities	13,042	10,975
Shareholders' equity
Common stock	4,591	4,112
Capital surplus	36,257	24,232
Retained earnings	18,272	11,539
Treasury stock	(4)	(4)
Accumulated other
comprehensive income (loss)	(573)	192
Total shareholders’ equity	58,543	40,071
Total liabilities and equity	$ 71,585	$ 51,046

The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 18 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information (continued) ($ in thousands)

The operating results of the Parent Company are shown below for the three years ended December 31:

	2005	2004	2003
Dividends from subsidiaries	$1,250	$1,850	$2,050
Interest income	146	63	21
Interest expense	652	328	67
Net interest and dividend income	744	1,585	2,004
Other income	58	2	-
Processing / management fees	3,827	3,117	2,542
Total income	4,629	4,704	4,546
Corporate expenses	663	304	271
Processing / management costs	3,891	3,172	2,547
Other expenses	4,554	3,476	2,818
Income before income taxes
and equity in undistributed
net income of subsidiaries	75	1,228	1,728
Credit for income taxes	440	231	119
Income before equity in
undistributed net income
of subsidiaries	515	1,459	1,847
Equity in undistributed net
income of subsidiaries	8,525	4,277	2,797
Net income	$9,040	$5,736	$4,644

F - 21a
The Savannah Bancorp, Inc. - 2005 Annual Report

Notes to Consolidated Financial Statements

Note 18 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information (continued) ($ in thousands)

The cash flows of the Parent Company are shown below for the three years ended December 31:

	2005	2004	2003
Operating activities
Net income	$9,040	$5,736	$4,644
Adjustments to reconcile net
income to cash provided by
operations:
Equity in undistributed net
income of subsidiaries	(8,525)	(4,277)	(2,797)
Depreciation of equipment	259	200	159
Change in other assets and
liabilities, net	(436)	(52)	58
Net cash provided by
operating activities	338	1,607	2,064
Investing activities
Purchase of equipment and
software	(626)	(234)	(129)
Investment in
nonconsolidated subsidiary	(2,709)	-	-
Capital contribution to
subsidiary	(2,000)	(6,500)	-
Net cash used in
investing activities	(5,335)	(6,734)	(129)
Financing activities
Net increase in short-term
borrowings	2,000	-	-
Exercise of options	916	88	15
Issuance of common stock	11,588	-	-
Proceeds from subordinated debt	-	4,124	6,186
Dividends paid	(2,307)	(2,162)	(2,090)
Net cash provided by
financing activities	12,197	2,050	4,111
Increase (decrease) in cash
and cash equivalents	7,200	(3,077)	6,046
Cash, beginning of year	3,121	6,198	152
Cash, end of year	$10,321	$3,121	$6,198

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheet; dividend income, interest income and processing / management fees on the statement of income.

F - 21b
The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For a comprehensive presentation of the Company’s financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Table 1 - Selected Financial Condition Highlights - Five-Year Comparison

($ in thousands except share data)	2005	2004	2003	2002	2001
Selected Average Balances

Assets	$685,163	$557,474	$443,502	$396,836	$364,077
Loans held for sale	23,033	27,209	939	-	-
Loans - net of unearned fees	565,131	441,421	356,006	307,285	265,189
Securities	41,300	40,703	44,015	55,692	64,299
Other interest-earning assets	26,168	22,383	22,137	13,426	17,178
Total interest-earning assets	655,632	531,716	422,158	376,403	346,161
Interest-bearing deposits	487,493	371,877	300,045	271,563	256,852
Borrowed funds	55,255	67,353	40,158	34,341	30,731
Total interest-bearing liabilities	542,748	439,230	340,203	305,904	287,583
Noninterest-bearing deposits	89,386	76,593	65,403	55,250	43,356
Total deposits	576,879	448,470	365,448	326,813	300,208
Shareholders' equity	47,428	38,126	35,740	33,398	30,532
Loan to deposit ratio - average	98%	98%	97%	94%	88%

Selected Financial Data at Year-End

Assets	$717,901	$617,341	$476,865	$437,598	$376,183
Interest-earning assets	685,531	593,035	449,025	394,756	352,089
Loans held for sale	10,473	26,471	10,393	-	-
Loans - net of unearned fees	613,667	499,868	386,731	336,775	284,623
Deposits	600,510	506,120	389,146	363,044	309,623
Loan to deposit ratio	102%	99%	99%	93%	92%
Interest-bearing liabilities	558,116	488,546	360,817	337,213	291,550
Shareholders' equity	58,543	40,071	36,771	34,756	32,071
Shareholders' equity to total assets	8.15%	6.49%	7.71%	7.94%	8.53%
Dividend payout ratio	25.53%	37.69%	45.00%	44.32%	41.95%
Risk-based capital ratios:
Tier 1 capital to risk-based assets	11.52%	9.95%	10.60%	9.99%	10.77%
Total capital to risk-based assets	12.77%	11.20%	11.85%	11.24%	12.02%

Credit Quality Data

Nonperforming assets	$ 1,357	$ 998	$ 1,525	$ 2,114	$ 587
Nonperforming loans	1,357	538	598	1,997	587
Net credit losses	76	128	306	203	148
Allowance for credit losses	7,813	6,389	5,067	4,373	3,826
Nonperforming loans to loans	0.22%	0.11%	0.15%	0.59%	0.21%
Nonperforming assets to loans and other real estate owned	0.22%	0.20%	0.39%	0.63%	0.21%
Net credit losses to average loans	0.01%	0.03%	0.09%	0.07%	0.06%
Allowance for credit losses to total loans	1.27%	1.28%	1.31%	1.30%	1.34%

Per Share Data at Year-End (a)
Book value	$ 12.75	$ 9.74	$ 8.96	$ 8.47	$ 7.86
Common stock closing price (Nasdaq)	$ 35.48	$ 27.05	$ 23.20	$ 15.25	$ 14.84
Common shares outstanding (000s)	4,591	4,112	4,103	4,101	4,079

(a) Share and per share amounts have been restated for a 5-for-4 stock split in December 2004 and a ten percent stock dividend distributed in February 2003.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 2 - Selected Operating Highlights - Five-Year Comparison

($ in thousands except share data)	2005	2004	2003	2002	2001
Summary of operations
Interest income - taxable equivalent	$42,544	$28,947	$23,221	$23,824	$27,016
Interest expense	14,679	8,427	6,695	8,402	12,734
Net interest income - taxable equivalent	27,865	20,520	16,526	15,422	14,282
Taxable equivalent adjustment	(186)	(240)	(284)	(312)	(312)
Net interest income	27,679	20,280	16,242	15,110	13,970
Provision for credit losses	1,500	1,450	1,000	750	605
Net interest income after provision for credit losses	26,179	18,830	15,242	14,360	13,365
Noninterest income
Service charges on deposits accounts	1,622	1,598	1,572	1,576	1,302
Mortgage related income, net	1,292	1,079	776	612	443
Trust fees	501	442	398	353	317
Other operating income	972	981	635	469	471
Gains on sale of securities	-	-	-	-	13
Total noninterest income	4,387	4,100	3,381	3,010	2,546
Noninterest expense
Salaries and employee benefits	9,530	8,362	6,693	6,008	4,974
Occupancy and equipment	2,199	1,963	1,767	1,678	1,335
Information technology	1,244	1,049	908	805	985
Other operating expense	3,673	2,880	2,287	2,231	2,138
Total noninterest expense	16,646	14,254	11,655	10,722	9,432
Income before income taxes	13,920	8,676	6,968	6,648	6,479
Income tax expense	4,880	2,940	2,324	2,140	2,121
Net income	$ 9,040	$ 5,736	$ 4,644	$ 4,508	$ 4,358
Net income per share: (a)
Basic	$ 2.09	$ 1.40	$ 1.13	$ 1.10	$ 1.07
Diluted	$ 2.04	$ 1.36	$ 1.11	$ 1.08	$ 1.05
Cash dividends paid per share	$ 0.54	$ 0.52	$ 0.51	$ 0.49	$ 0.45
Average basic shares outstanding (000s)	4,317	4,109	4,103	4,100	4,068
Average diluted shares outstanding (000s)	4,425	4,209	4,181	4,160	4,140

Performance ratios (averages)
Net interest margin	4.25%	3.86%	3.91%	4.10%	4.13%
Return on average assets	1.32%	1.03%	1.05%	1.14%	1.20%
Return on average equity	19.06%	15.04%	12.99%	13.50%	14.27%
Efficiency ratio	51.91%	58.47%	59.40%	59.17%	57.11%

(a) Share and per share amounts have been restated for a 5-for-4 stock split in December 2004 and a ten percent stock dividend distributed in February 2003.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 3 - Selected Quarterly Data
The following is a summary of unaudited quarterly results for 2005 and 2004.

	2005				2004
($ in thousands)	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$7,718	$7,149	$6,671	$6,141	$5,764	$5,281	$4,744	$4,491
Provision for credit losses	305	375	315	505	255	320	415	460
Net interest income after provision for credit losses	7,413	6,774	6,356	5,636	5,509	4,961	4,329	4,031

Noninterest income	1,252	1,093	1,048	994	1,091	1,029	1,042	938
Noninterest expense	4,432	4,239	4,032	3,943	3,835	3,692	3,468	3,259
Income before income taxes	4,233	3,628	3,372	2,687	2,765	2,298	1,903	1,710
Income tax expense	1,512	1,274	1,188	906	990	754	626	570
Net income	$2,721	$2,354	$2,184	$1,781	$1,775	$1,544	$1,277	$1,140

Per share: (a)
Net income - basic	$ .593	$ .542	$ .523	$ .429	$ .432	$ .375	$ .311	$ .278
Net income - diluted	$ .578	$ .527	$ .511	$ .418	$ .420	$ .367	$ .303	$ .271
Dividends	$ .135	$ .135	$. 135	$. 135	$ .132	$ .132	$ .132	$ .128
Average shares (000s)
Basic	4,591	4,346	4,177	4,153	4,112	4,113	4,109	4,103
Diluted	4,709	4,467	4,275	4,259	4,225	4,204	4,214	4,203

(a) Share and per share amounts have been restated for a 5-for-4 stock split in December 2004. The summation of quarterly earnings per share may not agree with annual earnings per share.

Table 4 - Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is traded on the over-the-counter market and is quoted on the Nasdaq National Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2005 and 2004 are listed below. There were approximately 680 holders of record of Company Common Stock and, according to information provided to the Company, approximately 740 additional shareholders in street name through brokerage accounts at December 31, 2005. The per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2004.

	2005				2004
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$37.50	$34.54	$30.95	$28.85	$27.60	$22.60	$23.12	$23.20
Low	34.25	30.27	27.80	26.50	21.99	20.14	21.00	21.00
Close	35.48	34.50	30.95	28.85	27.05	22.16	22.60	21.78

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD & A”) provides supplemental information which sets forth the major factors that have affected the Company's financial condition and results of operations. These discussions should be read in conjunction with the Consolidated Financial Statements and related notes. The MD & A is divided into subsections entitled:

Five Year and Eight Quarter Financial Highlights Tables (preceding pages)
Introduction
Critical Accounting Estimate
Results of Operations
Financial Condition and Capital Resources
Liquidity and Interest Rate Sensitivity Management
Off-Balance Sheet Arrangements
Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2005 compared with prior years. Throughout this section, The Savannah Bancorp, Inc., and its subsidiaries, collectively, are referred to as "SAVB" or the "Company." The Savannah Bank, N.A. is referred to as "Savannah," Bryan Bank & Trust is referred to as “Bryan” and Harbourside Mortgage Company, a loan production office and division of Savannah, is referred to as “Harbourside”. Collectively, Bryan and Savannah are referred to as the “Subsidiary Banks.”

The averages used in this report are the averages of daily balances for each respective period. See Tables 7 and 8 for average balances and interest rates presented on an annual basis. All share and per share amounts have been restated to reflect the 5-for-4 stock split distributed in the form of a 25 percent stock dividend on December 20, 2004 and a ten percent stock dividend distributed in February 2003. Certain amounts have been reclassified in prior periods to conform to the presentation in the current period.

The Company is headquartered in Savannah, Georgia and, as of December 31, 2005 had 6 banking offices and 7 ATMs in Savannah, Chatham County and Richmond Hill, Georgia. The Company also has the Harbourside office on Hilton Head Island, SC, which opened in the fourth quarter of 2003.

Savannah and Bryan are located in the relatively diverse and growing Savannah Metropolitan Statistical Area. The diversity of major employers includes manufacturing, port related transportation, construction, military, healthcare, tourism, education, warehousing and the supporting services and products for each of these major employers. The real estate market is experiencing good commercial and residential growth driven in part by coastal Georgia’s and South Carolina’s growing reputation as a desired retiree residential destination.

Harbourside specifically targets real estate lending and related opportunities in the fast growing coastal South Carolina markets. Mortgage loan servicing for loans originated and sold to investors is offered through Harbourside. Over time, this service is anticipated to provide significant fee income to the Company and strengthen the banking relationships between the customers and the Subsidiary Banks.

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

Growth in loans, deposits, product lines and service quality in existing markets, and quality expansion into new markets within acceptable risk parameters which results in enhanced shareholder value are the primary strategic objectives of the Company. The Board believes that the management team and the operational and internal control infrastructure are largely in place to execute the Board’s objectives over the long term.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimate - Allowance for Credit Losses

The Company considers its policies regarding the allowance for credit losses to be its most critical accounting estimate due to the significant degree of management judgment involved. The allowance for credit losses is established through charges to earnings in the form of a provision for credit losses based on management's continuous evaluation of the loan portfolio. Credit losses and recoveries are charged or credited directly to the allowance. The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2005. The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due loans and nonperforming loans, known loan deteriorations, and concentrations of credit. Other factors affecting the allowance include market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions. Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the allowance amount.

No assurance can be given that the Company will not sustain credit losses which would be sizable in relationship to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for credit losses by future charges or credits to earnings. The allowance for credit losses is also subject to review by various regulatory agencies through their periodic examinations of the Subsidiary Banks. Such examinations could result in required changes to the allowance for credit losses. No adjustment in the allowance or significant adjustments to the Bank's internally classified loans were made as a result of the Subsidiary Banks’ most recent examinations performed by the Office of the Comptroller of the Currency (“OCC”) as of December 31, 2004 or the FDIC as of September 30, 2004.

The allowance for credit losses totaled $7,813,000 or 1.27 percent of total loans at December 31, 2005. This is compared to an allowance of $6,389,000 or 1.28 percent of total loans at December 31, 2004. For 2005, the Company reported net credit losses of $76,000 or 0.01 percent of average loans. This is compared to net credit losses of $128,000 or 0.03 percent of average loans for 2004. During 2005 and 2004, provisions for credit losses of $1,500,000 and $1,450,000 were added to the allowance for credit losses. Significant growth in the loan portfolio in both years combined with larger credit exposures in a new market provides the primary basis for the provision for credit losses.

If the allowance for credit losses had changed by five percent, the effect on net income would have been approximately $242,000. If the allowance had to be increased by this amount, it would not have changed the Subsidiary Banks’ status as well-capitalized financial institutions.

The Company's nonperforming assets consist of other real estate owned, loans on nonaccrual status and loans which are contractually past due 90 days or more on which interest is still being accrued. Nonaccrual loans of $1,313,000 and loans past due 90 days or more of $44,000 totaled $1,357,000, or 0.22 percent of gross loans, at December 31, 2005 compared to $538,000, or 0.11 percent of gross loans, at December 31, 2004. The increase in nonperforming loans primarily relates to specific isolated circumstances impacting a few borrowers and is not indicative of overall portfolio concerns. No significant losses are anticipated on these loans. Generally, loans are placed on nonaccrual status when the collection in full of the principal or interest becomes doubtful. Nonperforming assets at December 31, 2004 also included $460,000 of other real estate owned. There was no other real estate owned at December 31, 2005.

Impaired loans under Statement of Financial Accounting Standards No. 114 were all on nonaccrual status and totaled $1,113,000 and $538,000 at December 31, 2005 and December 31, 2004, respectively.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2005 Compared with 2004

Net income in 2005 was $9,040,000, up 58 percent from $5,736,000 in 2004. This represents returns of 19.06 percent on average equity and 1.32 percent on average assets and an efficiency ratio of 51.91 percent in 2005. Diluted earnings per share were $2.04 in 2005, an increase of 50 percent compared to $1.36 in 2004. Average outstanding diluted shares increased 216,000, or 5.1 percent, in 2005 compared to 2004. The increase is due to the August 2005 private placement offering of 397,000 shares, the exercise of stock options and increases in common stock equivalents.

Average total assets for 2005 increased 23 percent to $685 million from $557 million in 2004. Total assets were $718 million and $617 million at December 31, 2005 and 2004, respectively, an increase of 16 percent. At December 31, 2005, Harbourside had total loans, excluding loans held for sale, of $99 million, an increase of $39 million over 2004.

Net interest income was $27,679,000 in 2005 compared to $20,280,000 in 2004, an increase of $7,399,000, or 36 percent. Average loans, excluding loans held for sale, were $565 million in 2005, 28 percent higher when compared to $441 million in 2004. As shown in Table 7, net interest margin increased to 4.25 percent in 2005 from 3.86 percent in 2004, primarily due to higher interest rates on loans. The Board of Governors of the Federal Reserve System (“Fed”) has communicated a bias toward further interest rate increases. However, most economists project that the Fed will stop raising rates when the prime rate reaches 7.50 or 8.00 percent. Higher interest rates are expected to continue to positively impact the net interest margin. However, when the prime rate stops rising, the net interest margin will begin to slowly decline as higher volumes of rate sensitive deposits continue to reprice upwards relative to the repricing volumes of rate sensitive assets.

The provision for credit losses for 2005 and 2004 was $1,500,000 and $1,450,000, respectively. Changes in the provision each year are impacted as discussed under the "Allowance for Credit Losses" section above. Loan growth was $114 million in 2005 and $113 million in 2004. Net credit losses were $76,000 in 2005 compared with $128,000 in 2004. Uncertain economic conditions, significant loan growth in a new market and borrower sensitivity to rising rates are the primary reasons for the relatively high provisions for credit losses compared to net charge-offs in 2005 and 2004.

Noninterest income was $4,387,000 in 2005 compared to $4,100,000 in 2004, an increase of $287,000 or 7.0 percent. Noninterest income in 2005 included mortgage banking related income, net of direct production costs, of $1,292,000 in 2005 compared to $1,079,000 in 2004, an increase of $213,000 or 20 percent. The sale of other real estate owned resulted in a loss of $7,000 in 2005 and a gain of $91,000 in 2004. Service charges on deposit accounts were $1,622,000, up 1.5 percent from $1,598,000 in 2004. Growth in service charges was impacted by a decrease in analysis charges on commercial checking accounts resulting from higher earnings credits due to increases in the 90-day Treasury interest rate.

Noninterest expense was $16,646,000 in 2005 compared to $14,254,000 in 2004, an increase of $2,392,000 or 17 percent. Salaries and employee benefits expense increased $1,168,000, or 14 percent in 2005 primarily due to increased staff, higher incentive accruals and normal salary increases. Equipment and technology expenses increased significantly over the prior year related to new and enhanced technology systems and consulting/installation costs related to credit administration, mortgage banking, interest rate risk management, Check 21 and other systems. Other operating expense increases, as detailed in Note 14 to the consolidated financial statements, included significant increases in overtime costs, professional fees, regulatory, audit and consulting fees associated with the Company’s first year costs to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbox”) relating to the Company’s internal controls.

Income tax expense was $4,880,000 in 2005 and $2,940,000 in 2004. The combined effective federal and state tax rates were 35.1 percent and 33.9 percent in 2005 and 2004, respectively. The increase in the effective rate was due primarily to lower tax-exempt income on investments and higher taxable income in 2005. The portion of taxable income in excess of $10 million is taxed at a higher federal rate. The Company has never recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

2004 Compared with 2003

Net income for 2004 was $5,736,000, up 24 percent from $4,644,000 in 2003. This represents returns of 15.04 percent on average equity and 1.03 percent on average assets in 2004. Diluted earnings per share were $1.36 in 2004 compared to $1.11 in 2003. Earnings per share were restated in 2003 for a 5-for-4 stock split in December 2004.

Average total assets increased 25 percent to $557 million in 2004 from $444 million in 2003. Total assets were $617 million and $477 million at December 31, 2004 and 2003, respectively, an increase of 29 percent.

Harbourside originates various types of real estate loans, retains certain loans, sells loans in the secondary market and services loans for investors. Harbourside accounted for $75 million of asset growth, including $58 million of loan growth and $16 million growth in loans held for sale in 2004. Harbourside’s growth was funded primarily through brokered time deposits and short-term borrowings from the Federal Home Loan Bank of Atlanta (“FHLB”).

Net interest income was $20,280,000 in 2004 compared to $16,242,000 in 2003, an increase of $4,038,000 or 25 percent. Average portfolio loans were $441 million in 2004, 24 percent higher when compared to $356 million in 2003. The average loan to deposit ratio increased to 98 percent in 2004 compared to 97 percent in 2003. The prime rate was at 4.00 percent from January 1, 2004 until June 30, 2004, when the prime rate increased to 4.25 percent and then increased in 25 basis point increments to 5.25 percent at year-end 2004. The net interest margin decreased to 3.86 percent in 2004 from 3.91 percent in 2003 due to more interest-earning assets than interest-bearing liabilities repricing downward in the first half of 2004. The net interest margin began to improve in the third and fourth quarters of 2004 as a result of the rising interest rates in the last half of 2004.

The provision for credit losses was $1,450,000 in 2004 compared to $1,000,000 in 2003. Changes in the provision each year are impacted as discussed in the "Allowance for Credit Losses" section above. Loan growth was $113 million in 2004 and $50 million in 2003. Net charge-offs were $128,000 in 2004 compared with $306,000 in 2003, a decrease of 58 percent. Uncertain economic conditions, slow employment growth, larger loans and loan volumes in a new market are the primary reasons for maintaining a consistently conservative allowance for credit losses.

Noninterest income was $4,100,000 in 2004 compared to $3,381,000 in 2003, an increase of $719,000 or 21 percent. Service charges on deposit accounts were $1,598,000 or 1.7 percent higher than 2003. Mortgage related income, net was $1,079,000 in 2004 compared to $776,000 in 2003, an increase of $303,000 or 39 percent. The increase included Harbourside net loan sale gains of $639,000, partially offset by lower gains in Savannah and Bryan due to lower refinancing volumes in 2004. Trust income increased to $442,000 in 2004 compared to $398,000 in 2003, an increase of 11 percent. Other operating income increased by $255,000 due to cash surrender value of officers’ life insurance accruing for 12 months in 2004 and only six months in 2003. The sale of a foreclosed property resulted in a gain of $91,000 in 2004. No market valuation adjustments on loans held for sale were required during 2004.

Noninterest expense was $14,254,000 in 2004 compared to $11,655,000 in 2003, an increase of $2,599,000 or 22 percent. Excluding $1,516,000 of the increase attributable to Harbourside, noninterest expense increased 9.3 percent. Salaries and employee benefits increased $1,669,000 or 25 percent in 2004. Excluding Harbourside personnel cost increases of $830,000, the personnel cost increase was 13 percent due in part to higher incentive compensation payouts in 2004. Occupancy and equipment expenses increased approximately $244,000 or 14 percent, including $146,000 related to Harbourside.

The Company qualified as a “non-accelerated filer” under Sarbox and, therefore, was not required to comply with the new attestation requirements of Section 404 of Sarbox concerning internal controls over financial reporting in 2004. Although some costs were incurred and investments made in 2004 in preparation for compliance in 2005, the majority of the substantial Sarbox 404 costs and investments will be in 2005.

Income tax expense was $2,940,000 in 2004 and $2,324,000 in 2003. The combined effective federal and state tax rates were 33.9 percent and 33.4 percent in 2004 and 2003, respectively. The increase in the effective rate was due primarily to lower tax-exempt income. The Company has never recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Capital Resources

Balance Sheet Activity

The major changes in the Company’s assets and liabilities for the current and prior period are shown in the consolidated statements of cash flows. Average total assets increased 23 percent to $685 million in 2005 from $557 million in 2004. Total assets were $718 million and $617 million at December 31, 2005 and 2004, respectively, an increase of 16 percent. The increase in loans of $114 million in 2005 was funded primarily by $94 million in deposit growth.

The Company has classified all investment securities as available for sale. Higher short-term interest rates resulted in a decline in the market value of investment securities. The unrealized gain or loss amounts are recorded in shareholders’ equity as accumulated other comprehensive income (loss), net of tax.

The mortgage lending opportunities created by Harbourside impact the funding sources, capital requirements and liquidity of Savannah. Historically, deposits at Savannah have been obtained from local customers. Since February 2004, funding sources have been expanded and total deposits included brokered time deposits of $95 million at December 31, 2005 and $87 million at December 31, 2004. Additional short-term borrowings from the FHLB were also used, primarily to fund loans held for sale.

Loans

The following table shows the composition of the loan portfolio at December 31, 2005 and 2004, including a more detailed breakdown of real estate secured loans by collateral type and purpose. Certain amounts from prior periods have been reclassified to conform to the current presentation.

Table 5 - Loan Concentrations

($ in thousands)	2005	% of Total	2004	% of Total	% Change ($)
Non-residential real estate
Owner-occupied	$ 94,622	16	$ 100,702	20	(6)
Non owner-occupied	76,004	12	70,529	14	8
Construction	14,601	2	7,710	2	89
Commercial land and lot development	30,643	5	24,645	5	24
Total non-residential real estate	215,870	35	203,586	41	6
Residential real estate
Owner-occupied - 1-4 family	68,971	11	50,205	10	37
Non owner-occupied - 1-4 family	58,142	10	48,967	10	19
Construction	99,954	16	65,451	13	53
Residential lots	41,859	7	32,441	7	29
Residential land and lot development	30,730	5	11,232	2	174
Home equity lines	39,230	6	35,529	7	10
Total residential real estate	338,886	55	243,825	49	39
Total real estate loans	554,756	90	447,411	90	24
Commercial	45,526	8	37,049	7	23
Consumer	14,156	2	16,365	3	(13)
Unearned fees, net	(771)	-	(957)	-	(19)
Total loans, net of unearned fees	$ 613,667	100	$ 499,868	100	23

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources

The OCC has adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain “well-capitalized” risk-based and equity capital ratios. As of December 31, 2005, the Subsidiary Banks and the Company exceeded the minimum requirements necessary to be classified as “well-capitalized.”

Total equity capital for the Company was $58.5 million, or 8.15 percent of total assets at December 31, 2005. Tier 1 Capital was 11.52 percent of Risk-Weighted Assets at the same date. Tier 1 capital at December 31, 2005 includes $10.0 million of trust preferred debt issued by the Company’s nonconsolidated subsidiaries.

Under Federal Reserve Bank holding company capital regulations, trust preferred debt qualifies for Tier 1 capital treatment up to a limit of 25 percent of equity capital plus trust preferred debt. All of the Company’s trust preferred debt qualifies as Tier 1 capital. At December 31, 2005, the Company has the capacity to issue approximately $9 million in additional qualifying trust preferred debt which would qualify as Tier 1 capital.

The Company has a $5,000,000 line of credit through a correspondent bank, of which $2,000,000 was advanced at December 31, 2005. The primary purpose of the line is to provide access to funds that can be used for short-term corporate needs. Advances on the line are subject to the Company certifying compliance with covenants and conditions specified in the loan agreement. The covenants include customary performance items and a negative pledge agreement on the stock of Savannah. The Company may not pledge the stock of Savannah for any other indebtedness or purpose without the express written consent of the lender.

Liquidity and Interest Rate Sensitivity Management

The purposes of balance sheet management include maintaining adequate liquidity and preserving reasonable balance between the repricing of interest sensitive assets and liabilities at favorable interest rate spreads. The objective of liquidity management is to ensure the availability of adequate funds to meet the loan demands and the deposit withdrawal needs of customers. This is achieved through maintaining a combination of sufficient liquid assets, core deposit growth and unused capacity to purchase and borrow funds in the money markets.

During 2005, portfolio loans increased $114 million to $614 million and deposits increased $95 million to $601 million. The loan to deposit ratio was 102 percent and 99 percent at December 31, 2005 and December 31, 2004, respectively. Average loan growth in 2005 was 28 percent. Average deposit growth in 2005 was 29 percent.

In addition to local deposit growth, primary funding and liquidity sources include borrowing capacity with the FHLB, temporary federal funds purchased lines with correspondent banks and non-local time deposits through brokers and internet bulletin board services. Contingency funding and liquidity sources include the ability to sell loans or participations in certain loans and borrowings from the Federal Reserve Bank of Atlanta discount window.

Both Subsidiary Banks have a Blanket Floating Lien Agreement with the FHLB. Under these agreements, the Subsidiary Banks have credit lines up to 80 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans plus up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit and second mortgage residential loans. Total borrowings are limited to 20 percent and 16 percent of assets of Savannah and Bryan, respectively. In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $99 million of which $24.5 million was advanced at December 31, 2005. These credit arrangements serve as a core-funding source as well as liquidity backup for the banks. The Subsidiary Banks also have $35.5 million of temporary conditional federal funds borrowing lines available from correspondent banks.

A continuing objective of interest rate sensitivity management is to maintain appropriate levels of variable rate assets, including variable rate loans and shorter-maturity investments, relative to interest rate sensitive liabilities, in order to control potential negative impacts upon earnings due to changes in interest rates. Interest rate sensitivity

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

management requires analyses and actions that take int consideration the volumes of assets and liabilities repriced and the timing and magnitude of their price changes to determine the effect upon net interest income.

The Company’s cash flow maturity and repricing gap at December 31, 2005, was $154 million at one year, or 22 percent of total interest-earning assets. Interest-earning assets with maturities over five years totaled approximately $8.5 million or 1.2 percent of total interest-earning assets. See Table 6 for cash flow maturity and repricing gap.

The Company is asset-sensitive within one year. The increases in the prime rate from 5.25 percent to 7.25 percent during 2005 have positively impacted net interest income and net interest margin. The Company is well-positioned for a rising rate environment.

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

Management monitors interest rate risk quarterly using rate-sensitivity forecasting models and other balance sheet analytical reports. If and when projected interest rate risk exposures are outside of policy tolerances or desired positions, specific strategies to return interest rate risk exposures to desired levels are developed and approved by the Asset-Liability Committee (“ALCO”) and reported to the Board by management. Management upgraded its interest rate risk management systems by engaging outside consultants and implementing enhanced forecasting models during the second quarter of 2005. Better forecasting models are especially valuable during periods of volatile interest rates, rapid growth and changing interest rate yield curves. ALCO provides the oversight and approval of strategies to reduce the Company’s asset-sensitive position, primarily through the use of alternate funding sources and hedging strategies such as interest rate floors, collars and/or swaps. In the second quarter, Savannah entered into a prime-based five year floor transaction for a notional amount of $35 million and a 6% strike rate. During the third quarter the Subsidiary Banks entered into a five year prime rate-based collar for a notional amount of $40 million that includes a 6% floor and 9% cap rate. In the fourth quarter, the Subsidiary Banks entered into a $50 million interest rate swap, fully hedged by floating rate loans, in which the Subsidiary Banks receive 7.645 percent fixed rate and pay variable at the prime rate. These actions have significantly reduced the Company’s exposure to falling interest rates.

Off-Balance Sheet Arrangements

In order to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risks in the normal course of business. At December 31, 2005, the Company had unfunded commitments to extend credit of $----173 million and outstanding stand-by letters of credit of $7.2 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This MD & A and other Company communications and statements may contain "forward-looking statements." These forward-looking statements may include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and which may change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause our financial performance to differ materially from what is contemplated in those forward-looking statements:

* The strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or reduced demand for credit, including the resultant effect on our loan portfolio and allowance for credit losses;
* The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Fed;
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

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 6 - Cash Flow/Maturity Gap and Repricing Data

The following is the cash flow/maturity and repricing data for the Company as of December 31, 2005:

($ in thousands)		0 - 3	3 - 12	1 - 3	3 - 5	Over 5
	Immediate	Months	Months	Years	Years	Years	Total
Interest-earning assets
Investment securities	$ -	$ 4,589	$ 7,426	$ 15,650	$ 15,373	$ 1,934	$ 44,972
Interest-bearing deposits	5,885	-	-	-	-	-	5,885
Federal funds sold	11,847	-	-	-	-	-	11,847
Loans held for sale	-	8,487	1,986	-	-	-	10,473
Loans - fixed rates	-	28,387	74,334	129,324	32,364	5,740	270,149
Loans - variable rates	-	287,606	13,570	12,776	27,422	831	342,205
Total interest-earning assets	17,732	329,069	97,316	157,750	75,159	8,505	685,531
Interest-bearing liabilities
NOW and savings **	-	5,644	11,289	28,222	33,866	33,866	112,887
Money market accounts **	-	17,762	41,444	23,682	35,523	-	118,411
Time deposits	-	54,802	132,996	76,476	11,804	52	276,130
Federal Home Loan Bank advances	-	81	268	1,599	11,528	11,000	24,476
Other borrowings	884	15,018	-	-	-	-	15,902
Subordinated debt	-	10,310	-	-	-	-	10,310
Total interest-bearing liabilities	884	103,617	185,997	129,979	92,721	44,918	558,116

GAP-Excess Assets (Liabilities)	16,848	225,452	(88,681)	27,771	(17,562)	(36,413)	127,415

GAP-Cumulative	$ 16,848	$ 242,300	$ 153,619	$ 181,390	$ 163,828	$127,415	$ 127,415
Cumulative sensitivity ratio *	20.06	3.32	1.53	1.43	1.32	1.23	1.23

* Cumulative interest-earning assets / cumulative interest-bearing liabilities

** Repricing of NOW, savings and money market accounts based on estimated percentages of market interest rate changes.

Note - At December 31, 2005 the Company had unfunded loan commitments and unfunded letters of credit totaling $173 million. The Company believes the likelihood of these commitments either needing to be totally funded or funded at the same time is low. However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $74 million. Additionally, further sources of funding include brokered time deposits and certain other non-local deposits.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 7 - Average Balance Sheet and Rate/Volume Analysis - 2005 and 2004

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2005 and 2004.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2005	2004	2005	2004		2005	2004	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 14,747	$ 14,418	3.21	1.39	Interest-bearing deposits	$ 473	$ 201	$ 272	$ 263	$ 9
36,999	35,010	3.93	3.98	Investments - taxable	1,453	1,393	60	(18)	78
4,301	5,693	9.39	9.17	Investments - non-taxable	404	522	(118)	13	(131)
11,421	7,965	3.29	1.27	Federal funds sold	376	101	275	159	116
23,033	27,209	5.80	5.26	Loans held for sale	1,335	1,432	(97)	147	(244)
565,131	441,421	6.81	5.73	Loans (c)	38,503	25,298	13,205	4,767	8,438
655,632	531,716	6.49	5.44	Total interest-earning assets	42,544	28,947	13,597	5,331	8,266
29,531	25,758			Noninterest-earning assets
$685,163	$557,474			Total assets

				Liabilities and equity
				Deposits
$ 89,963	$ 85,824	0.77	0.36	NOW accounts	697	306	391	352	39
20,020	18,828	0.93	0.50	Savings accounts	187	94	93	81	12
104,023	76,748	2.35	1.15	Money market accounts	2,443	879	1,564	921	643
76,661	64,278	3.45	2.76	CDs, $100M or more	2,642	1,775	867	444	423
112,347	48,798	3.24	2.83	CDs, broker	3,640	1,381	2,259	200	2,059
84,479	77,401	3.27	2.62	Other time deposits	2,764	2,027	737	503	234
				Total interest-bearing
487,493	371,877	2.54	1.74	deposits	12,373	6,462	5,911	2,501	3,410
20,669	20,837	4.88	4.91	FHLB advances - long-term	1,009	1,023	(14)	(6)	(8)
24,276	39,061	2.78	1.57	Short-term borrowings	675	614	61	473	(412)
10,310	7,455	6.03	4.40	Subordinated debt	622	328	294	122	172
				Total interest-bearing
542,748	439,230	2.70	1.92	liabilities	14,679	8,427	6,252	3,090	3,162
89,386	76,593			Noninterest-bearing deposits
5,601	3,525			Other liabilities
47,428	38,126			Shareholders' equity
$685,163	$557,474			Liabilities and equity
		3.79	3.52	Interest rate spread
		4.25	3.86	Net interest margin
				Net interest income	$27,865	$20,520	$7,345	$2,241	$5,104
$112,884	$92,486			Net earning assets
$576,879	$448,470			Average deposits
		2.14	1.44	Average cost of deposits
98%	98%			Average loan to deposit ratio

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $186 in 2005 and $240 in 2004.
(c) Average nonaccruing loans have been excluded from total average loans and categorized as a noninterest-earning asset.

The Savannah Bancorp, Inc. - 2005 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Table 8 - Average Balance Sheet and Rate/Volume Analysis - 2004 and 2003

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2004 and 2003.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2004	2003	2004	2003		2004	2003	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 14,418	$ 10,483	1.39	0.97	Interest-bearing deposits	$ 201	$ 102	$ 99	$ 44	$ 55
35,010	36,952	3.98	4.55	Investments - taxable	1,393	1,681	(288)	(211)	(77)
5,693	7,063	9.17	8.99	Investments - non-taxable	522	635	(113)	13	(126)
7,965	10,715	1.27	1.05	Federal funds sold	101	112	(11)	24	(35)
27,209	939	5.26	4.15	Loans held for sale	1,432	39	1,393	10	1,383
441,421	356,006	5.73	5.80	Loans (c)	25,298	20,644	4,654	(241)	4,895
531,716	422,158	5.44	5.50	Total interest-earning assets	28,947	23,213	5,734	(230)	5,964
25,758	21,344			Noninterest-earning assets
$557,474	$443,502			Total assets

				Liabilities and equity
				Deposits
$ 85,824	$ 75,952	0.36	0.37	NOW accounts	306	280	26	(9)	35
18,828	15,626	0.50	0.61	Savings accounts	94	96	(2)	(18)	16
76,748	66,472	1.15	1.16	Money market accounts	879	773	106	(12)	118
64,278	63,246	2.76	3.00	CDs, $100M or more	1,775	1,897	(122)	(150)	28
48,798	-	2.83	-	CDs, broker	1,381	-	1,381	-	1,381
77,401	79,059	2.62	2.91	Other time deposits	2,027	2,300	(273)	(230)	(43)
				Total interest-bearing
371,877	300,355	1.74	1.78	deposits	6,462	5,346	1,116	(127)	1,243
20,837	20,517	4.91	4.99	FHLB advances - long-term	1,023	1,023	-	(16)	16
39,061	17,738	1.57	1.46	Short-term borrowings	614	259	355	20	335
7,455	1,593	4.40	4.21	Subordinated debt	328	67	261	3	258
				Total interest-bearing
439,230	340,203	1.92	1.97	liabilities	8,427	6,695	1,732	(168)	1,900
76,593	65,403			Noninterest-bearing deposits
3,525	2,156			Other liabilities
38,126	35,740			Shareholders’ equity
$557,474	$443,502			Liabilities and equity
		3.52	3.53	Interest rate spread
		3.86	3.91	Net interest margin
				Net interest income	$20,520	$16,518	$ 4,002	$ (62)	$ 4,064
$ 92,486	$ 81,955			Net earning assets
$448,470	$365,758			Average deposits
		1.44	1.46	Average cost of deposits
98%	97%			Average loan to deposit ratio

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $240 in 2004 and 2003.
(c) Average nonaccruing loans have been excluded from total average loans and categorized as a noninterest-earning asset.

The Savannah Bancorp, Inc. - 2005 Annual Report