Form 10-K, Exhibit 13
period 2006-12-31
SAVANNAH BANCORP INC
filed 2007-03-15
CIK 860519

Exhibit 13
The Savannah Bancorp, Inc. and Subsidiaries
Financial Statement Section
F -  1
The Savannah Bancorp, Inc. - 2006 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2006, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2007 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP
Atlanta, Georgia
March 8, 2007

F -  2
The Savannah Bancorp, Inc. - 2006 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)

	December 31,
	2006	2005
Assets
Cash and due from banks	$ 18,540	$ 14,736
Federal funds sold	18,363	11,847
Interest-bearing deposits in banks	10,394	5,885
Cash and cash equivalents	47,297	32,468
Securities available for sale, at fair value (amortized
cost of $54,163 in 2006 and $44,972 in 2005)	53,917	44,438
Loans held for sale	914	10,473
Loans, net of allowance for credit losses of $8,954 in 2006 and $7,813 in 2005	711,964	605,854
Premises and equipment, net	6,365	5,020
Other real estate owned	545	-
Bank-owned life insurance	5,760	5,551
Other assets	16,752	14,097
Total assets	$ 843,514	$ 717,901

Liabilities
Deposits:
Noninterest-bearing	$ 101,156	$ 93,082
Interest-bearing demand	116,493	93,568
Savings	18,615	19,319
Money market	147,279	118,413
Time deposits	323,281	276,128
Total deposits	706,824	600,510
Short-term borrowings	40,687	19,902
Federal Home Loan Bank advances - long-term	13,309	20,476
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Other liabilities	5,810	8,160
Total liabilities	776,940	659,358

Commitments and contingencies (Notes 13 and 16)
Shareholders' equity
Common stock, par value $1 per share: authorized
20,000,000 shares; issued 5,781,381 and 4,591,339 shares
in 2006 and 2005 respectively	5,781	4,591
Preferred stock, par value $1 per share:
authorized 10,000,000 shares, none issued	-	-
Additional paid-in capital	35,747	36,257
Retained earnings	25,681	18,272
Treasury stock, 318 and 267 shares
in 2006 and 2005, respectively	(4)	(4)
Accumulated other comprehensive loss, net	(631)	(573)
Total shareholders' equity	66,574	58,543
Total liabilities and shareholders' equity	$ 843,514	$ 717,901

The accompanying notes are an integral part of these consolidated financial statements.
F -  3
The Savannah Bancorp, Inc. - 2006 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
($ in thousands, except per share data)

	For the Years Ended December 31,
	2006	2005	2004
Interest and dividend income
Loans, including fees	$ 51,541	$ 38,503	$ 25,298
Loans held for sale	558	1,335	1,432
Investment securities:
Taxable	1,912	1,325	1,306
Tax-exempt	123	218	282
Dividends	205	128	87
Deposits with banks	293	473	201
Federal funds sold	557	376	101
Total interest and dividend income	55,189	42,358	28,707
Interest expense
Deposits	19,342	12,373	6,462
Short-term borrowings	1,802	675	614
Federal Home Loan Bank advances	778	1,009	1,023
Subordinated debt	815	622	328
Total interest expense	22,737	14,679	8,427
Net interest income	32,452	27,679	20,280
Provision for credit losses	1,585	1,500	1,450
Net interest income after
provision for credit losses	30,867	26,179	18,830
Noninterest income
Service charges on deposit accounts	1,526	1,622	1,598
Mortgage related income, net	886	1,292	1,079
Trust fees	658	501	442
Other operating income	1,233	979	890
Gains (losses) on sales of other real estate owned	-	(7)	91
Total noninterest income	4,303	4,387	4,100
Noninterest expense
Salaries and employee benefits	10,852	9,530	8,362
Occupancy and equipment	2,920	2,199	1,963
Information technology	1,525	1,244	1,049
Other operating expense	4,656	3,673	2,880
Total noninterest expense	19,953	16,646	14,254
Income before income taxes	15,217	13,920	8,676
Income tax expense	5,215	4,880	2,940
Net income	$ 10,002	$ 9,040	$ 5,736
Net income per share: (a)
Basic	$ 1.73	$ 1.68	$ 1.12
Diluted	$ 1.70	$ 1.63	$ 1.09
 (a) Per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.
 The accompanying notes are an integral part of these consolidated financial statements.

F -  4
The Savannah Bancorp, Inc. - 2006 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended December 31, 2006, 2005 and 2004
($ in thousands, except share data)

	December 31,
	2006	2005	2004
Common shares issued
Shares, beginning of year	4,591,339	4,112,448	3,290,223
Common stock issued	-	397,273	-
Stock split / dividend	1,155,564	-	822,225
Exercise of options	34,478	81,618	-
Shares, end of year	5,781,381	4,591,339	4,112,448
Treasury shares owned
Shares, beginning of year	267	282	8,246
Stock split / dividend or issuance	63	(15)	36
Stock options exercised	(12)	-	(8,000)
Shares, end of year	318	267	282
Common stock
Balance, beginning of year	$ 4,591	$ 4,112	$ 3,290
Common stock issued	-	397	-
Stock split / dividend	1,156	-	822
Stock options exercised	34	82	-
Balance, end of year	5,781	4,591	4,112
Additional paid-in capital
Balance, beginning of year	36,257	24,232	25,109
Common stock issued, net of issuance costs	-	11,191	-
Stock split / dividend	(1,156)	-	(822)
Stock-based compensation expense	299	-	-
Stock options exercised	272	494	(55)
Tax-benefit of non-qualified option exercises	75	340	-
Balance, end of year	35,747	36,257	24,232
Retained earnings
Balance, beginning of year	18,272	11,539	7,965
Net income	10,002	9,040	5,736
Dividends paid	(2,593)	(2,307)	(2,162)
Balance, end of year	25,681	18,272	11,539
Treasury stock
Balance, beginning of year	(4)	(4)	(147)
Stock options exercised	-	-	143
Balance, end of year	(4)	(4)	(4)
Accumulated other comprehensive income (loss), net
Balance, beginning of year	(573)	192	554
Change in net unrealized gains (losses) on securities
available for sale, net of tax	178	(522)	(362)
Net change in fair value of derivative
instruments, net of tax	(236)	(243)	-
Balance, end of year	(631)	(573)	192
Total shareholders' equity	$ 66,574	$ 58,543	$ 40,071

The accompanying notes are an integral part of these consolidated financial statements. See Note 1 for other comprehensive income disclosures.
F -  5
The Savannah Bancorp, Inc. - 2006 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
	For the Years Ended December 31,
($ in thousands)	2006	2005	2004
Operating activities
Net income	$ 10,002	$ 9,040	$ 5,736
Adjustments to reconcile net income to cash
provided by operating activities:
Provision for credit losses	1,585	1,500	1,450
Loans originated for sale	(34,195)	(104,888)	(90,730)
Proceeds from sale of loans originated for sale	44,067	111,824	75,291
Net amortization of securities	29	102	171
Depreciation and amortization	976	809	743
Non cash stock-based compensation expense	299	-	-
Decrease in deferred income taxes, net	(728)	(860)	(513)
Gain on sale of loans, net	(313)	(760)	(639)
Loss (gain) on sale of foreclosed assets	-	7	(91)
Equity in net income of nonconsolidated subsidiary	(109)	-	-
Increase in CSV of bank-owned life insurance policies	(209)	(202)	(226)
Change in other assets and other liabilities, net	(5,281)	1,995	(36)
Net cash provided by (used in) operating activities	16,123	18,567	(8,844)
Investing activities
Activity in available for sale securities
Purchases	(20,380)	(19,396)	(29,707)
Maturities and calls	11,161	15,518	26,537
Loan originations and principal collections, net	(107,305)	(104,053)	(113,265)
Purchase of other real estate owned	(2,735)	-	-
Proceeds from sale of foreclosed assets	1,800	453	798
Investment in low income housing tax credits	-	(339)	(1,157)
Distribution from (investment in) nonconsolidated subsidiary	1,300	(2,709)	-
Additions to premises and equipment	(2,376)	(1,044)	(711)
Net cash used in investing activities	(118,535)	(111,570)	(117,505)
Financing activities
Net increase in noninterest-bearing deposits	8,074	9,292	6,617
Net increase in interest-bearing deposits	98,240	85,098	110,357
Net increase (decrease) in short-term borrowings to repurchase and federal funds purchased	20,785	(15,167)	12,820
Net (decrease) increase in FHLB advances	(7,167)	(361)	428
Proceeds from issuance of subordinated debt	-	-	4,124
Payment on note payable	(479)	(484)	-
Dividends paid	(2,593)	(2,307)	(2,162)
Issuance of common stock	-	11,588	-
Exercise of options	381	916	88
Net cash provided by financing activities	117,241	88,575	132,272
Increase (decrease) in cash and cash equivalents	14,829	(4,428)	5,923
Cash and cash equivalents, beginning of year	32,468	36,896	30,973
Cash and cash equivalents, end of year	$ 47,297	$ 32,468	$ 36,896

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest on deposits and other borrowings	$ 22,115	$ 14,199	$ 8,073
Income taxes	6,038	4,559	2,858
Non cash investing activity:
Increase (decrease) in net unrealized gain/loss on investment
securities available for sale, net of tax	178	(522)	(362)
Increase in net unrealized loss on derivatives, net of tax	(236)	(243)	-
The accompanying notes are an integral part of these consolidated financial statements.
F - 6
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. (“the Company”) and its wholly-owned subsidiaries, The Savannah Bank, N.A. (“Savannah”), Bryan Bank & Trust (“Bryan”) and Harbourside Community Bank (“Harbourside”) or together referred to as the “Subsidiary Banks”. All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to the current year presentation.

Nature of Operations - The Company is a three-bank holding company that offers a full range of lending, deposit, residential mortgage origination and fiduciary trust products. In the fourth quarter 2003, Savannah opened Harbourside Mortgage Company, a mortgage loan production office on Hilton Head Island, South Carolina. In March 2006, Harbourside assumed the operations of Harbourside Mortgage Company and commenced operations in its new leased headquarters facility. The primary service area of the Company is the city of Savannah, Georgia, surrounding Chatham County, Richmond Hill, Georgia (20 miles south of downtown Savannah) and Bryan County and Hilton Head Island, South Carolina and southern Beaufort County. In 2005, the Company formed a nonconsolidated subsidiary, SAVB Properties, LLC, which purchased a 50 percent interest in two real estate partnerships that own the Company’s headquarters building and the adjacent parking lot. This investment is accounted for using the equity method of accounting.

Segments - The Company has two segments, commercial banking and mortgage banking. In 2006, the Company discontinued the sale of loans on a servicing retained basis and reduced the related mortgage banking activities. Mortgage banking does not meet the criteria for segment reporting.

Use of Estimates - In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the evaluation of the realization of deferred tax assets.

Cash and Cash Equivalents - For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits in banks, all of which mature within ninety days.

Investment Securities Available for Sale - Management has classified the entire investment securities portfolio as available for sale. Securities available for sale are carried at estimated fair value with unrealized gains and losses, net of deferred income taxes, recorded as a separate component of shareholders' equity. Purchase premiums and discounts are recognized in interest income using the interest method over the life of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

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

Loans and Loan Fees - The Company’s Subsidiary Banks underwrite mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio consists of real estate secured loans throughout the coastal Georgia and South Carolina areas. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for credit losses, and any deferred fees or origination costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield on a straight-line basis, which approximates the interest method.

F -  7
The Savannah Bancorp, Inc. - 2006 Annual Report

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

The adequacy of the allowance for credit losses is evaluated on a regular basis by management and reported quarterly to the Audit Committee of the Board of Directors (“Board”). The evaluation is based upon management’s periodic review of the collectibility of specific loans, adverse situations that may affect specific borrowers’ ability to repay, the estimated value of any underlying collateral, the composition and size of the loan portfolio and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general reserve components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or value of related collateral or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors.

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

Other Real Estate Owned - Assets acquired through loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expense.

F -  8
The Savannah Bancorp, Inc. - 2006 Annual Report

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

Year Ended December 31,	2006	2005	2004
Average number of common shares outstanding - basic	5,765,000	5,396,000	5,136,000
Effect of dilutive options	111,000	135,000	125,000
Average number of common shares outstanding - diluted	5,876,000	5,531,000	5,261,000

Stock option shares in the amount of 10,716 for the year ended 2006 were excluded from the diluted earnings per share calculation due to their anti-dilutive effect. None were excluded in 2005 or 2004. All share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

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

Other Comprehensive Income (Loss) - Comprehensive income (loss) is the change in the Company’s equity during the period from transactions and other events and circumstances from non-owner sources.

($ in thousands)	2006	2005	2004
Net income	$ 10,002	$ 9,040	$ 5,736
Change in net unrealized gains (losses) on
securities available for sale, net of tax	178	(522)	(362)
Net change in fair value of derivative
instruments, net of tax	(236)	(243)	-
Other comprehensive income	$ 9,944	$ 8,275	$ 5,374

F -  9
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Accounting for Stock-Based Compensation - On January 1, 2006, the Company adopted the revised SFAS No. 123, “Share-Based Payment,” (“SFAS 123R”) using the modified prospective method. In accordance with SFAS 123R, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost is recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Company determines the fair value of employee stock options using the Black-Scholes option pricing model.

The 1995 Incentive Stock Option Plan (“1995 Plan”) authorized the Company to issue both incentive stock options and non-qualified stock options to certain key officers for the purchase of shares at the fair market value of the stock at the date of grant. In 2000, the shareholders authorized additional option shares under the 1995 Plan. All authorized shares have been awarded from the 1995 Plan.

In 2005, shareholders approved the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (“2005 Omnibus Plan”) and authorized 250,000 option or restricted shares to be available for issuance. The total number of remaining options or awards available for issuance at December 31, 2006 under the 2005 Omnibus Plan was 193,830 shares of common stock. Options granted under both plans have a term of ten years and generally become fully vested by the end of the fifth year. Performance based options granted to directors vest over four quarters from the date of grant.

In accordance with the modified prospective method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. The following table summarizes compensation costs related to the Company’s stock-based compensation plans for the year ended December 31:

($ in thousands)	2006
Salaries and employee benefits	$ 200
Directors' stock-based compensation	99
Pre-tax stock-based compensation expense	299
Income tax benefit	(108)
Total stock-based compensation expense, net of tax	$ 191

In the third quarter of 2006, the Company realized $48,000 in income tax benefit associated with certain stock option exercises. Stock-based compensation expense, net of tax, for 2005 and 2004 was $151,000 and $89,000, respectively. Net income per diluted share would have been approximately $0.03 less for 2005 and $0.02 less for 2004.

The Company recognizes stock-based compensation expense using the graded vesting attribution method. The remaining unrecognized compensation cost related to unvested awards at December 31, 2006 is approximately $551,000 and the weighted-average period of time over which this cost will be recognized is approximately 3.2 years. This amount does not include the cost of any additional options that may be granted in future periods nor any reduction in cost for potential forfeitures.

F -  10
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The Company implemented an improved Black-Scholes methodology for calculating stock-based compensation in 2006. Certain prior year assumptions and amounts have been restated to conform to the current year methodology. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions. The values have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

	2006	2005	2004
Weighted average fair value of options granted	$ 8.89	$ 6.06	$ 5.81
Expected volatility	27.7%	29.0%	32.0%
Dividend yield	1.53%	1.94%	2.30%
Risk-free interest rate	4.90%	3.82%	3.39%
Expected life	6.0 years	6.0 years	7.0 years

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes by establishing minimum standards for the recognition and measurement of income tax positions taken, or expected to be taken, in an income tax return. FIN 48 represents a significant change in accounting for income taxes, and for disclosures related to income taxes, and becomes effective for the Company in 2007. The Company is currently evaluating FIN 48 but believes the adoption of this Interpretation will have no material impact on its consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not believe SAB 108 will have a material impact on the consolidated financial statements.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) that provides companies with an option to report selected financial assets and liabilities at fair value.  SFAS 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements,” and No. 107, “Disclosures about Fair Value of Financial Instruments.” SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007.  The Company will evaluate the impact of this optional Statement.

Various proposals have been issued by the SEC related to changes in filing requirements, accountability of executive management and directors regarding accounting policies, internal controls and audit issues. The Company does not believe the eventual outcome of these proposals will have a material impact on the consolidated financial statements.

F -  11
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 2 - Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

The Subsidiary Banks are required by the Federal Reserve Bank to maintain minimum cash reserves based upon reserve requirements calculated on their deposit balances. Cash reserves of $1,841,000 and $1,912,000 were required as of December 31, 2006 and 2005, respectively. The Company has pledged interest-bearing cash balances at the Federal Home Loan Bank of Atlanta (“FHLB”) in lieu of investment securities to secure public fund deposits and securities sold under repurchase agreements. Pledged cash balances were $7,500,000 and $1,200,000 at December 31, 2006 and 2005, respectively.

Note 3 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2006 and 2005 were as follows:

	2006
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U. S. government agencies	$ 33,643	$ 73	$ (193)	$33,523
Mortgage-backed securities	14,681	10	(188)	14,503
State and municipal	2,104	52	-	2,156
Other taxable securities	3,735	-	-	3,735
Total investment securities	$ 54,163	$ 135	$ (381)	$53,917

	2005
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U. S. government agencies	$ 28,170	$ 3	$ (380)	$27,793
Mortgage-backed securities	10,137	8	(256)	9,889
State and municipal	3,769	91	-	3,860
Other taxable securities	2,896	-	-	2,896
Total investment securities	$ 44,972	$ 102	$ (636)	$44,438

The distribution of securities by maturity or expected call date at December 31, 2006 is shown below:

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$ 16,298	$ 16,224
Due after one year through five years	33,913	33,759
Due after five years through ten years	3,198	3,183
Due after ten years	754	751
Total investment securities	$ 54,163	$ 53,917

At December 31, 2006 and 2005, investment securities with a carrying value of $44,190,000 and $36,292,000, respectively, were pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.
F -  12
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 4 - Loans

The composition of the loan portfolio at December 31, 2006 and 2005 is presented below:

($ in thousands)		Percent		Percent
	2006	of Total	2005	of Total
Commercial	$ 57,737	8.0%	$ 45,934	7.4%
Real estate - construction and development	166,172	23.1	144,732	23.6
Real estate - mortgage	480,381	66.6	408,845	66.7
Installment and other consumer	16,628	2.3	14,156	2.3
Gross loans	720,918	100.0%	613,667	100.0%
Allowance for credit losses	(8,954)		(7,813)
Net loans	$ 711,964		$ 605,854

Nonperforming loans included nonaccruing loans and loans which are contractually past due 90 days or more of $2,231,000 and $1,357,000 at December 31, 2006 and 2005, respectively. Nonaccruing loans of $825,000 and $1,313,000 at December 31, 2006 and 2005, respectively, were also considered impaired. Interest income of $23,000 was recognized on nonaccrual loans in 2006.

Changes in the allowance for credit losses are summarized as follows:

($ in thousands)	2006	2005	2004
Balance, beginning of year	$ 7,813	$ 6,389	$ 5,067
Provision for credit losses	1,585	1,500	1,450
Charge-offs	(506)	(152)	(256)
Recoveries	62	76	128
Balance, end of year	$ 8,954	$ 7,813	$ 6,389

The Company has granted loans to certain directors and executive officers of the Company and to their related interests. The aggregate amounts of loans were $16,332,000 and $18,910,000 at December 31, 2006 and 2005, respectively. During 2006, $14,005,000 of new loans were made and repayments of $16,583,000 were received. Unfunded commitments of credit available to related parties aggregated $7,554,000 and $8,840,000 at December 31, 2006 and 2005, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility.

Note 5 - Premises and Equipment

Premises and equipment at December 31, 2006 and 2005 are summarized as follows:

($ in thousands)	Depreciable Lives	2006	2005
Land	-	$ 698	$ 698
Buildings and improvements	39 - 50	2,665	2,548
Furniture and banking equipment	3 - 15	6,571	5,130
Leasehold improvements	10 - 39	2,069	1,423
Total cost		12,003	9,799
Less accumulated depreciation and amortization		5,638	4,779
Premises and equipment, net		$ 6,365	$ 5,020

F -  13
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 6 - Deposits

Total time deposits mature as follows: 2007 - $269,121,000; 2008 - $39,919,000; 2009 - $3,469,000; 2010 - $6,006,000; and 2011 and thereafter - $4,766,000.

The following table indicates the amount of the Company's time deposits of $100,000 or more at December 31, 2006 by time remaining until maturity.

Maturity Period	Amount
Three months or less	$ 35,606,000
Over three through six months	34,689,000
Over six through twelve months	63,560,000
Over twelve months	30,365,000
Total	$ 164,220,000

Note 7 - Short-Term Borrowings

Short-term borrowings include the following:

($ in thousands)	Federal Funds Purchased	Securities Sold Under Repurchase Agreements	FHLB Short-Term Advances	Notes Payable
2006
Balance at December 31	$ 1,003	$ 15,684	$ 24,000	$ -
Maximum indebtedness at any month end	2,502	19,073	40,000	2,100
Daily average indebtedness outstanding	1,616	15,724	17,977	858
Average rate paid for the year	5.02%	4.48%	5.28%	7.69%
Average rate paid on period-end borrowings	5.08%	4.75%	5.36%	N/A
2005
Balance at December 31	$ 884	$ 13,018	$ 4,000	$ 2,000
Maximum indebtedness at any month end	6,056	16,980	30,000	2,000
Daily average indebtedness outstanding	1,593	15,462	6,800	421
Average rate paid for the year	3.20%	2.60%	2.83%	6.99%
Average rate paid on period-end borrowings	4.05%	3.75%	4.44%	7.25%

Short-term borrowings at December 31, 2006 and 2005 consist of federal funds purchased, securities sold under agreements to repurchase, FHLB short-term advances and notes payable. As of December 31, 2006 and 2005, the Company had short-term borrowings totaling $40,687,000 and $19,902,000, respectively. The average interest rates were 4.98 percent and 2.78 percent during the years ended 2006 and 2005, respectively. The interest rates on short-term borrowings ranged from 4.75 percent to 5.36 percent at December 31, 2006 and from 3.75 percent to 7.25 percent at December 31, 2005. The maximum amount outstanding at the end of any month was $56,683,000 and $45,823,000 during 2006 and 2005, respectively. At December 31, 2006 federal funds borrowing arrangements aggregating $----40.8 million were available to the Subsidiary Banks from correspondent banking institutions. There are no commitment fees and no requirements for compensating balances. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks. Savannah is a member and shareholder of the Federal Reserve Bank of Atlanta (“FRB”) and has access to borrowings at the FRB discount window. Bryan has also been approved to access the FRB discount window.

The Company has a $5,000,000 line of credit through a correspondent bank, of which none was advanced at December 31, 2006. The primary purpose of the line is to provide access to funds that can be used for short-term corporate needs. The borrowing facility is available through June 6, 2007 at which time any outstanding indebtedness is due and payable in full. Advances

F -  14
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 7 - Short-Term Borrowings (continued)

on the line are subject to the Company certifying compliance with covenants and conditions specified in the agreement. The covenants include customary performance items and a negative pledge agreement on the stock of Savannah. The Company may not pledge the stock of Savannah for any other indebtedness or other purpose without the express written consent of the lender.

Note 8 - Federal Home Loan Bank Advances - Long-Term

Convertible Advances - The Company has convertible fixed rate advances from the FHLB of $11,000,000, including advances of $1,000,000 with an interest rate of 6.39 percent maturing in August 2009 and $10,000,000 with an interest rate of 4.82 percent maturing in December 2010. The advances are convertible each quarter at the option of the FHLB to advances with rates equal to the current three-month LIBOR.

Long-term Advances - Long-term advances from the FHLB totaled $2,309,000 and $2,476,000 at December 31, 2006 and 2005, respectively. The weighted-average interest rates on the long-term advances were 4.64 and 4.87 percent at December 31, 2006 and 2005, respectively. Aggregate maturities are $340,000 in 2007, $1,591,000 in 2008, $217,000 in 2009 and $161,000 in 2010 and thereafter. Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity. The long-term advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - The Subsidiary Banks are shareholders of the FHLB and have access to secured borrowings from the FHLB under Blanket Floating Lien Agreements. Under these agreements, Savannah and Bryan have credit lines up to 80 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans and up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit and second mortgage loans, with a limit of 20 percent of assets for Savannah and 16 percent of assets for Bryan. Harbourside has an approved borrowing capacity of $2.2 million at December 31, 2006. In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $106.8 million of which $37.3 million was advanced at December 31, 2006. These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks. Additional advances are subject to review and approval by the FHLB.

Note 9 - Subordinated Debt to Nonconsolidated Subsidiaries

During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the “Trusts”), respectively, nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms. The Trust Preferred Securities have maturities of 30 years and are redeemable at the Company’s option on any quarterly interest payment date after five years. There are certain events (as defined in the Trust agreements) in which the securities may be redeemed within the first five years at the Company’s option. At December 31, 2006, the interest rates on the securities were 8.22 and 7.59 percent, respectively, with quarterly resets at the three-month LIBOR plus 2.85 and 2.20 percent, respectively. The Company’s liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments of $186,000 and $124,000, respectively, in the consolidated balance sheet. Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under Federal Reserve Bank regulations.

F -  15
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 10 - Income Taxes

Income tax expense is composed of the following for each of the years ended December 31:

($ in thousands)	2006	2005	2004
Current federal	$ 5,537	$ 5,227	$ 3,171
Current state	411	513	282
Total current	5,948	5,740	3,453
Deferred federal	(629)	(755)	(464)
Deferred state	(104)	(105)	(49)
Total deferred	(733)	(860)	(513)
Income tax expense	$ 5,215	$ 4,880	$ 2,940

Investments in federal and state low-income housing tax credit partnerships yielded approximately $227,000 in reduced federal and state income tax expense in 2006, $226,000 in 2005 and $105,000 in 2004.

A reconciliation between income tax expense and the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

($ in thousands)	2006	2005	2004
Tax provision at 34%	$ 5,173	$ 4,733	$ 2,950
State tax, net of federal tax benefit	199	226	126
Benefit of tax-exempt income, net	(129)	(157)	(97)
Other	(28)	78	(39)
Income tax expense	$ 5,215	$ 4,880	$ 2,940

Deferred income tax assets and liabilities are comprised of the following at December 31, 2006 and 2005:

($ in thousands)	2006	2005
Deferred tax assets:
Allowance for credit losses	$ 3,285	$ 2,868
Unrealized losses on securities	93	204
Unamortized loan fees	361	430
Unamortized non-compete costs	39	45
Unrealized losses on derivatives	293	149
Deferred compensation expense	232	142
Stock-compensation expense	60	-
Other	165	198
Total deferred tax assets	4,528	4,036
Deferred tax liabilities:
Depreciation	395	471
Deferred costs on loans and deposits	101	141
Other	79	237
Total deferred tax liabilities	575	849
Net deferred tax assets	$ 3,953	$ 3,187

The net deferred tax assets are included in the consolidated balance sheets in other assets.

F -  16
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 11 - Stock Option Plans and Benefit Plan

As discussed in Note 1, the Company has two stock option plans. All authorized shares have been awarded from the 1995 Plan. There are 193,830 remaining option shares authorized under the 2005 Omnibus Plan at December 31, 2006. The options granted in the chart below generally vest 20 percent each year over five years and are exercisable over ten years except for 18,250 option shares granted to directors in 2006 and 2005 which vest within one year and 8,310 restricted share grants which vest over ten years. Some of the executive officer option shares also include minimum performance triggers as a condition of vesting.

Changes in stock options outstanding for the three years ended December 31, 2006, 2005 and 2004 are as follows. All share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

	2006		2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning
of year	304,046	$ 14.49	369,190	$ 11.26	327,003	$ 10.00
Granted	10,716	28.56	36,878	22.31	54,687	17.85
Exercised	(35,976)	10.28	(102,022)	5.64	(12,500)	7.06
Forfeited	(7,556)	15.99	-	-	-	-
Outstanding at end of year	271,230	$ 15.58	304,046	$ 14.49	369,190	$ 11.26
Exercisable at end of year	182,254	$ 14.12	176,199	$ 12.30	232,052	$ 8.64

Options outstanding at December 31, 2006 were as follows:

	Outstanding			Exercisable
Outstanding Common Options	Remaining Contractual Number	Weighted Average Life	Weighted Average Price	Number	Weighted Average Price
Range of exercise prices
$5.43	8,895	0.01	$ 5.43	8,895	$ 5.43
$9.98 - $11.37	52,957	3.20	10.33	52,957	10.33
$12.63 - $13.56	64,088	3.81	13.22	57,557	13.24
$15.76 - $17.85	97,656	7.10	16.93	41,404	16.55
$22.20 - $28.56	47,634	8.41	23.72	21,441	24.78
Total outstanding	271,230	5.56	$ 15.58	182,254	$ 14.12

Restricted Stock - In 2006, the Board granted 8,310 shares of restricted stock under the 2005 Omnibus Plan which awards certain officers common shares of the Company. The cost of these shares is being amortized against earnings using the vesting schedule over the ten year vesting period. Unrecognized compensation cost for restricted stock grants was $183,000 at December 31, 2006.

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate. The plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $356,000, $276,000 and $252,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

F -  17
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 12 - Capital Ratios and Dividend Restrictions

The Subsidiary Banks’ primary regulators have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation (“FDIC”) has adopted FDIC insurance assessment rates based on certain “well-capitalized” risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company’s and the Subsidiary Banks’ financial statements. Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2006. The following tables show the capital ratios for the Company and the Subsidiary Banks at December 31, 2006 and 2005:

($ in thousands)	Company			Savannah		Bryan		Harbourside
	2006	2005	2006	2005	2006	2005	2006	2005
Qualifying Capital
Tier 1 capital	$77,205	$69,116	$48,718	$43,047	$16,833	$13,962	$ 8,687	$ -
Total capital	85,910	76,617	54,712	48,656	18,874	15,798	9,207	-
Leverage Ratios
Tier 1 capital to average assets	9.57%	9.60%	8.58%	7.93%	9.23%	8.08%	15.55%	- %
Risk-based Ratios
Tier 1 capital to risk-weighted assets	11.09%	11.52%	10.17%	9.60%	10.31%	9.51%	16.98%	- %
Total capital to risk-weighted assets	12.34%	12.77%	11.42%	10.85%	11.56%	10.76%	18.00%	- %

		Well-
Required Regulatory Capital Ratios:	Minimum	Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

As of December 31, 2006, the Subsidiary Banks were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC. There are no conditions or events since the notification that management believes have changed the institutions’ categories.

Banking regulations restrict the amount of cash dividends that banks may pay without obtaining regulatory approval. At December 31, 2006, $14,081,000 in retained earnings of the Subsidiary Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Subsidiary Banks. The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.

Note 13 - Leases and Commitments

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2007 - $699,000; 2008 - $939,000; 2009 - $706,000; 2009 - $582,000; 2010 - $600,000; 2011 and thereafter is $7,985,000. The land and office space leases contain customary escalation clauses. The Company or the Subsidiary Banks are responsible for taxes, insurance and maintenance during the lease term under certain leases. At December 31, 2006, the Company was in the process of renegotiating its long-term data processing contract. The Company is operating temporarily on a month-to-month extension until the new terms can be agreed upon.

The net rental expense for all office space operating leases amounted to $1,006,000 in 2006, $653,000 in 2005 and $602,000 in 2004. The leases on the office space have five to twenty-year renewal options and require increased rental payments under consumer price index escalation clauses.

F -  18
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 14 - Other Operating Expense

The components of other operating expense for the years ended December 31, 2006, 2005 and 2004 were as follows:

($ in thousands)	2006	2005	2004
Professional and directors fees	$ 959	$ 748	$ 581
Regulatory exams, FDIC and audit fees	832	694	528
Advertising and sales promotion	463	294	180
Stationery and supplies	301	239	228
Postage and courier	265	243	231
Taxes and licenses	204	154	99
Loan costs	185	170	258
Telephone	173	150	148
Correspondent bank charges	155	137	121
Dues and subscriptions	110	97	74
Insurance	90	76	59
Pre-opening expenses	263	129	-
Other expense	656	542	373
Total other operating expense	$ 4,656	$ 3,673	$ 2,880

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

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings. The ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings. The Company does not currently have any derivatives that are not designated as hedges.

The Company’s objective in using derivatives is to add stability to interest income and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate floors, collars or swaps as part of its cash flow hedging strategy. Interest rate floors and collars designated as cash flow hedges involve the receipt of variable-rate cash flows above or below the applicable strike rates over the life of the agreements without exchange of the underlying principal amount. Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed rate amounts in exchange for variable rate payments over the life of the agreements without exchange of the underlying principal amount. During 2006, such derivatives were used to hedge the variable cash flows associated with existing variable rate assets. The Company does not use derivatives for trading or speculative purposes.

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

F -  19
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 15 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

Selected information with respect to notional amounts, recorded fair values, and maturity dates of derivative instruments is summarized as follows.

			December 31, 2006		December 31, 2005
		Notional	Fair Value		Fair Value
($ in thousands)	Maturity	Amount	Asset	Liability	Asset	Liability
Cash flow hedges:
Interest rate swap	Nov 2010	$ 50,000	$ -	$ 332	$ 70	$ -
6%/9% Interest rate collar	June 2010	40,000	-	29	-	104
6% Interest rate floor	June 2010	35,000	49	-	128	-
Total		$ 125,000	$ 49	$ 361	$ 198	$ 104

The change in net unrealized losses of $236,000 and $243,000 in 2006 and 2005, respectively, for derivatives designated as cash flow hedges is separately disclosed in the statements of changes in shareholders’ equity. No hedge ineffectiveness on cash flow hedges was recognized during 2006 or 2005.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate assets. The change in net unrealized gains (losses) on cash flow hedges reflects a reclassification of ($184,000) and $48,000 of net unrealized gains (losses) from accumulated other comprehensive income to interest income during 2006 and 2005, respectively. During 2007, the Company estimates that an additional ($303,000) will be reclassified.

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

The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The credit risk involved is essentially the same as that involved in extending loan facilities to customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained by the Company upon extension of credit, if deemed necessary, is based on management's credit evaluation of the borrower. Collateral may include cash, securities, accounts receivable, inventory, equipment, and real estate.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2006 and 2005 unfunded commitments to extend credit and unfunded lines of credit were $156,323,000 and $172,854,000, of which some were subject to interest rate lock commitments. Since many of these commitments are expected to expire without being drawn upon, these amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments issued by the Company to guarantee payment or performance by a customer to a third party. At December 31, 2006 and 2005, commitments under letters of credit aggregated approximately $10,204,000 and $7,205,000, respectively.

F -  20
The Savannah Bancorp, Inc. - 2006 Annual Report

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

Cash and due from banks, federal funds sold, variable rate loans, all deposits except for time deposits with remaining maturities over six months, and other borrowings have carrying amounts which approximate fair value primarily because of the short repricing opportunities of these instruments.

Following is a description of the methods and assumptions used by the Company to estimate the fair value of its financial instruments:

Investment Securities: Fair value is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: The fair value for various types of fixed rate loans is estimated by discounting the expected future cash flows using the current interest rates charged by the Subsidiary Banks on loans made to borrowers with similar credit risk. As the discount rates are based on current loan rates, as well as management estimates, the fair values presented may not necessarily be indicative of the value negotiated in an actual sale. The estimated fair value of the Subsidiary Banks' off-balance sheet commitments is nominal since the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics and since the estimated credit risk associated with such commitments is not significant.

Deposit liabilities: The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2006		December 31, 2005
($ in thousands)		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and federal funds sold	$ 36,903	$ 36,903	$ 26,583	$ 26,583
Interest-bearing deposits	10,394	10,394	5,885	5,885
Securities available for sale	53,917	53,917	44,438	44,438
Loans held for sale	914	917	10,473	10,538
Loans, net of allowance for credit losses	711,964	709,133	605,854	603,613

Financial liabilities:
Deposits	706,824	705,986	600,510	598,776
Short-term borrowings	40,687	40,687	19,902	19,902
FHLB advances - long-term	13,309	13,410	20,476	20,808
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310	10,310

F -  21
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

Note 18 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information ($ in thousands)

The following are condensed balance sheets of the Parent Company at December 31, 2006 and 2005:

	2006	2005
Assets
Cash on deposit	$ 35	$ 14
Interest-bearing deposits	652	10,307
Investment in subsidiaries	73,607	56,436
Premises and equipment	1,005	958
Investment in nonconsolidated
subsidiary	1,518	2,709
Other assets	1,189	1,161
Total assets	$ 78,006	$ 71,585
Liabilities
Note payable	$ -	$ 2,000
Subordinated debt	10,310	10,310
Other liabilities	1,122	732
Total liabilities	11,432	13,042
Shareholders' equity
Common stock	5,781	4,591
Capital surplus	35,738	36,257
Retained earnings	25,690	18,272
Treasury stock	(4)	(4)
Accumulated other
comprehensive loss	(631)	(573)
Total shareholders’ equity	66,574	58,543
Total liabilities and equity	$ 78,006	$ 71,585

F -  22
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

The operating results of the Parent Company are shown below for the three years ended December 31:

	2006	2005	2004
Dividends from subsidiaries	$ 3,700	$ 1,250	$ 1,850
Interest income	59	146	63
Interest expense	881	652	328
Net interest and dividend income	2,878	744	1,585
Other income	30	58	2
Processing / management fees	4,352	3,827	3,117
Total income	7,260	4,629	4,704
Corporate expenses	721	663	304
Processing / management costs	4,427	3,891	3,172
Other expenses	5,148	4,554	3,476
Income before income taxes
and equity in undistributed
net income of subsidiaries	2,112	75	1,228
Credit for income taxes	550	440	231
Income before equity in
undistributed net income
of subsidiaries	2,662	515	1,459
Equity in undistributed net
income of subsidiaries	7,340	8,525	4,277
Net income	$ 10,002	$ 9,040	$ 5,736

F -  22a
The Savannah Bancorp, Inc. - 2006 Annual Report

Notes to Consolidated Financial Statements

The cash flows of the Parent Company are shown below for the three years ended December 31:

	2006	2005	2004
Operating activities
Net income	$ 10,002	$ 9,040	$ 5,736
Adjustments to reconcile net
income to cash provided by
operating activities:
Equity in undistributed net
income of subsidiaries	(7,340)	(8,525)	(4,277)
Depreciation of equipment	306	259	200
Non cash stock-based
compensation expense	299	-	-
Change in other assets and
liabilities, net	364	(436)	(52)
Net cash provided by
operating activities	3,631	338	1,607
Investing activities
Distribution from (investment
in) nonconsolidated subsidiary	1,300	(2,709)	-
Purchase of equipment and
software	(353)	(626)	(234)
Capital contribution to
consolidated subsidiaries	(10,000)	(2,000)	(6,500)
Net cash used in
investing activities	(9,053)	(5,335)	(6,734)
Financing activities
Net (decrease) increase in
short-term borrowings	(2,000)	2,000	-
Proceeds from issuance of subordinated debt	-	-	4,124
Dividends paid	(2,593)	(2,307)	(2,162)
Issuance of common stock	-	11,588	-
Exercise of options	381	916	88
Net cash (used in) provided by
financing activities	(4,212)	12,197	2,050
(Decrease) increase in cash
and cash equivalents	(9,634)	7,200	(3,077)
Cash, beginning of year	10,321	3,121	6,198
Cash, end of year	$ 687	$ 10,321	$ 3,121

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheets; dividend income, interest income and processing / management fees on the statements of income.

F -  22b
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

For a comprehensive presentation of the Company’s financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Table 1 - Selected Financial Condition Highlights - Five-Year Comparison
($ in thousands, except share data)	2006	2005	2004	2003	2002
Selected Average Balances
Assets	$ 769,917	$ 685,163	$ 557,474	$ 443,502	$ 396,836
Loans held for sale	7,842	23,033	27,209	939	-
Loans - net of unearned fees	658,750	565,131	441,421	356,006	307,285
Securities	50,600	41,300	40,703	44,015	55,692
Other interest-earning assets	17,278	26,168	22,383	21,198	13,426
Total interest-earning assets	734,470	655,632	531,716	422,158	376,403
Interest-bearing deposits	542,375	487,493	371,877	300,045	271,563
Borrowed funds	62,255	55,255	67,353	40,158	34,341
Total interest-bearing liabilities	604,630	542,748	439,230	340,203	305,904
Noninterest-bearing deposits	96,113	89,386	76,593	65,403	55,250
Total deposits	638,488	576,879	448,470	365,448	326,813
Shareholders' equity	61,766	47,428	38,126	35,740	33,398
Loan to deposit ratio - average	103%	98%	98%	97%	94%

Selected Financial Data at Year-End
Assets	$ 843,514	$ 717,901	$ 617,341	$ 476,865	$ 437,598
Interest-earning assets	803,927	685,531	593,035	449,025	394,756
Loans held for sale	914	10,473	26,471	10,393	-
Loans - net of unearned fees	720,918	613,667	499,868	386,731	336,775
Deposits	706,824	600,510	506,120	389,146	363,044
Loan to deposit ratio	102%	102%	99%	99%	93%
Interest-bearing liabilities	669,974	558,116	488,546	360,817	337,213
Shareholders' equity	66,574	58,543	40,071	36,771	34,756
Shareholders' equity to total assets	7.89%	8.15%	6.49%	7.71%	7.94%
Dividend payout ratio	25.92%	25.53%	37.69%	45.00%	44.32%
Risk-based capital ratios:
Tier 1 capital to risk-weighted assets	11.09%	11.52%	9.95%	10.60%	9.99%
Total capital to risk-weighted assets	12.34%	12.77%	11.20%	11.85%	11.24%

Credit Quality Data
Nonperforming assets	$ 2,776	$ 1,357	$ 998	$ 1,525	$ 2,114
Nonperforming loans	2,231	1,357	538	598	1,997
Net credit losses	444	76	128	306	203
Allowance for credit losses	8,954	7,813	6,389	5,067	4,373
Nonperforming loans to loans	0.31%	0.22%	0.11%	0.15%	0.59%
Nonperforming assets to loans and other real estate owned	0.39%	0.22%	0.20%	0.39%	0.63%
Net credit losses to average loans	0.07%	0.01%	0.03%	0.09%	0.07%
Allowance for credit losses to total loans	1.24%	1.27%	1.28%	1.31%	1.30%

Per Share Data at Year-End (a)
Book value	$ 11.52	$ 10.20	$ 7.80	$ 7.17	$ 6.78
Common stock closing price (NASDAQ)	$ 27.25	$ 28.38	$ 21.64	$ 18.56	$ 12.20
Common shares outstanding (000s)	5,781	5,739	5,140	5,129	5,126

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006 and December 2004 and a ten percent stock dividend in February 2003.
F -  23
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 2 - Selected Operating Highlights - Five-Year Comparison

($ in thousands, except share data)	2006	2005	2004	2003	2002
Summary of operations
Interest income - taxable equivalent	$ 55,347	$ 42,544	$ 28,947	$ 23,221	$ 23,824
Interest expense	22,737	14,679	8,427	6,695	8,402
Net interest income - taxable equivalent	32,610	27,865	20,520	16,526	15,422
Taxable equivalent adjustment	(158)	(186)	(240)	(284)	(312)
Net interest income	32,452	27,679	20,280	16,242	15,110
Provision for credit losses	1,585	1,500	1,450	1,000	750
Net interest income after provision for credit losses	30,867	26,179	18,830	15,242	14,360
Noninterest income
Service charges on deposits accounts	1,526	1,622	1,598	1,572	1,576
Mortgage related income, net	886	1,292	1,079	776	612
Trust fees	658	501	442	398	353
Other operating income	1,233	972	981	635	469
Total noninterest income	4,303	4,387	4,100	3,381	3,010
Noninterest expense
Salaries and employee benefits	10,852	9,530	8,362	6,693	6,008
Occupancy and equipment	2,920	2,199	1,963	1,767	1,678
Information technology	1,525	1,244	1,049	908	805
Other operating expense	4,656	3,673	2,880	2,287	2,231
Total noninterest expense	19,953	16,646	14,254	11,655	10,722
Income before income taxes	15,217	13,920	8,676	6,968	6,648
Income tax expense	5,215	4,880	2,940	2,324	2,140
Net income	$ 10,002	$ 9,040	$ 5,736	$ 4,644	$ 4,508
Net income per share: (a)
Basic	$ 1.73	$ 1.68	$ 1.12	$ 0.91	$ 0.88
Diluted	$ 1.70	$ 1.63	$ 1.09	$ 0.89	$ 0.87
Cash dividends paid per share	$ 0.45	$ 0.43	$ 0.42	$ 0.41	$ 0.39
Average basic shares outstanding (000s)	5,765	5,396	5,136	5,129	5,125
Average diluted shares outstanding (000s)	5,876	5,531	5,261	5,226	5,200

Performance ratios (averages)
Net interest margin	4.44%	4.25%	3.86%	3.91%	4.10%
Return on average assets	1.30%	1.32%	1.03%	1.05%	1.14%
Return on average equity	16.19%	19.06%	15.04%	12.99%	13.50%
Efficiency ratio	54.29%	51.91%	58.47%	59.40%	59.17%

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006 and December 2004 and a ten percent stock dividend in February 2003.

F -  24
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 3 - Selected Quarterly Data

The following is a summary of unaudited quarterly results for 2006 and 2005:

	2006				2005
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$8,260	$8,119	$8,156	$7,917	$7,718	$7,149	$6,671	$6,141
Provision for credit losses	450	360	360	415	305	375	315	505
Net interest income after provision for credit losses	7,810	7,759	7,796	7,502	7,413	6,774	6,356	5,636

Noninterest income	1,090	1,056	1,086	1,071	1,252	1,093	1,048	994
Noninterest expense	5,137	4,945	4,976	4,895	4,432	4,239	4,032	3,943
Income before income taxes	3,763	3,870	3,906	3,678	4,233	3,628	3,372	2,687
Income tax expense	1,240	1,280	1,368	1,327	1,512	1,274	1,188	906
Net income	$2,523	$2,590	$2,538	$2,351	$2,721	$2,354	$2,184	$1,781

Per share: (a)
Net income - Basic	$ .437	$ .450	$ .441	$ .408	$ .474	$ .433	$ .418	$ .343
Net income - Diluted	$ .429	$ .441	$ .432	$ .401	$ .462	$ .422	$ .409	$ .335
Dividends	$ .112	$ .112	$ .112	$ .112	$ .108	$ .108	$ .108	$ .108
Average shares (000s)
Basic	5,779	5,761	5,759	5,759	5,739	5,433	5,221	5,191
Diluted	5,884	5,886	5,894	5,886	5,886	5,584	5,344	5,324

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006. The summation of quarterly earnings per share may not agree with annual earnings per share.

Table 4 - Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is traded on NASDAQ under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2006 and 2005 are listed below. There were approximately 720 holders of record of Company common stock and, according to information provided to the Company, approximately 740 additional shareholders in street name through brokerage accounts at December 31, 2006. The per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

	2006				2005
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$ 28.14	$ 30.31	$ 30.40	$ 29.58	$ 30.00	$ 27.63	$ 24.76	$ 23.08
Low	26.60	26.58	27.26	27.12	27.40	24.22	22.24	21.20
Close	27.25	26.64	30.26	28.06	28.38	27.60	24.76	23.08

F -  25
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 5 - Stock Performance Graph

The following table provides a graphic comparison of the cumulative total shareholder return on the common stock of The Savannah Bancorp, Inc. for the five year period from December 31, 2001 through December 31, 2006. It includes the cumulative total return on the NASDAQ Market Index, the SNL $500M-$1B Bank Index and assumes the re-investment of all dividends over the same period. All cumulative returns assume an initial investment of $100.

		For the Years Ended December 31,
Index	2001	2002	2003	2004	2005	2006
The Savannah Bancorp, Inc.	100.00	106.08	165.79	197.80	263.92	257.36
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL $500M-$1B Bank Index	100.00	127.67	184.09	208.62	217.57	247.44
Source : SNL Financial LC, Charlottesville, VA
© 2007

F -  26
The Savannah Bancorp, Inc. - 2006 Annual Report

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

Selected Financial Data Tables 1 - 5 (preceding pages)
Introduction
Critical Accounting Estimate
Results of Operations
Financial Condition and Capital Resources
Liquidity and Interest Rate Sensitivity Management
Off-Balance Sheet Arrangements
Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2006 compared with prior years. Throughout this section, The Savannah Bancorp, Inc. and its subsidiaries, collectively, are referred to as "SAVB" or the "Company." The Savannah Bank, N.A. is referred to as "Savannah," Bryan Bank & Trust is referred to as “Bryan” and Harbourside Community Bank is referred to as “Harbourside”. Collectively, Savannah, Bryan and Harbourside are referred to as the “Subsidiary Banks.”

The averages used in this report are the averages of daily balances for each respective period. See Tables 8 and 9 for average balances and interest rates presented on an annual basis. All share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006 and December 2004 and a ten percent stock dividend in February 2003. Certain prior year balances have been reclassified to conform to the current year presentation.

The Company is headquartered in Savannah, Georgia and, as of December 31, 2006 had 8 banking offices and 9 ATMs in Savannah and surrounding Chatham County, Richmond Hill, Georgia and Hilton Head Island, South Carolina. In March 2006, Harbourside opened on Hilton Head Island as a separately chartered federal savings bank. In September 2006, Savannah opened a new office adjacent to the Landings community in Savannah.

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

Harbourside specifically targets real estate lending and related opportunities in the fast growing coastal South Carolina market. During 2006 the business strategy changed resulting in a significant reduction in the sale of loans on a servicing retained basis. The change was due to the lower profit opportunity on a relatively low volume of residential mortgage loans.

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

The primary strategic objectives of the Company are growth in loans, deposits, product lines and service quality in existing markets, and quality expansion into new markets, within acceptable risk parameters, which results in enhanced shareholder value. The Company believes that the management team and the operational and internal control infrastructure are largely in place to execute the Board of Directors’ (“Board”) objectives over the long term.

F -  27
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimate - Allowance for Credit Losses

The Company considers its policies regarding the allowance for credit losses to be its most critical accounting estimate due to the significant degree of management judgment involved. The allowance for credit losses is established through charges to earnings in the form of a provision for credit losses based on management's continuous evaluation of the loan portfolio. Credit losses and recoveries are charged or credited directly to the allowance. The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2006. The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due loans and nonperforming loans, known loan deteriorations, and concentrations of credit. Other factors affecting the allowance include market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions. Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the allowance amount.

No assurance can be given that the Company will not sustain credit losses which would be sizable in relationship to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for credit losses by future charges or credits to earnings. The allowance for credit losses is also subject to review by various regulatory agencies through their periodic examinations of the Subsidiary Banks. Such examinations could result in required changes to the allowance for credit losses. No adjustment in the allowance or significant adjustments to the Bank's internally classified loans were made as a result of Savannah and Bryan’s most recent examinations performed by the Office of the Comptroller of the Currency (“OCC”) as of December 31, 2005 or the Georgia Department of Banking and Finance as of March 31, 2006. Harbourside has not yet had its first safety and soundness exam by the Office of Thrift Supervision (“OTS”).

The allowance for credit losses totaled $8,954,000 or 1.24 percent of total loans at December 31, 2006. This is compared to an allowance of $7,813,000 or 1.27 percent of total loans at December 31, 2005. For 2006, the Company reported net credit losses of $444,000 or 0.07 percent of average loans. This is compared to net credit losses of $76,000 or 0.01 percent of average loans for 2005. During 2006 and 2005, provisions for credit losses of $1,585,000 and $1,500,000 were added to the allowance for credit losses. Significant growth in the loan portfolio in both years, larger credit exposures in a new market and the increase in net credit losses in 2006 provide the primary basis for the provision for credit losses.

If the allowance for credit losses had changed by five percent, the effect on net income would have been approximately $278,000. If the allowance had to be increased by this amount, it would not have changed the Subsidiary Banks’ status as well-capitalized financial institutions.

The Company's nonperforming assets consist of other real estate owned, loans on nonaccrual status and loans which are contractually past due 90 days or more on which interest is still being accrued. Nonaccrual loans of $825,000 and loans past due 90 days or more of $1,406,000 totaled $2,231,000, or 0.31 percent of gross loans, at December 31, 2006. Nonaccrual loans of $1,313,000 and loans past due 90 days or more of $44,000 totaled $1,357,000, or 0.22 percent of gross loans, at December 31, 2005. The increase in nonperforming loans primarily relates to specific isolated circumstances impacting a few borrowers and is not indicative of overall portfolio concerns. No significant losses are anticipated on these loans. Generally, loans are placed on nonaccrual status when the collection of the principal or interest in full becomes doubtful. Nonperforming assets at December 31, 2006 also included $545,000 of other real estate owned. There was no other real estate owned at December 31, 2005.

Impaired loans under Statement of Financial Accounting Standards (“SFAS”) No. 114 were all on nonaccrual status and totaled $825,000 and $1,313,000 at December 31, 2006 and 2005, respectively.

F -  28
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2006 Compared with 2005

Net income in 2006 was $10,002,000, up 11 percent from $9,040,000 in 2005. Net income per diluted share was $1.70 in 2006 compared to $1.63 per share in 2005, an increase of 4.3 percent. The earnings increase is primarily attributable to growth in interest-earning assets and a higher net interest margin partially offset by higher expenses and lower noninterest income. Net income for 2006 includes after tax stock-based compensation expense of $191,000 or $0.03 per diluted share in 2006 and none in 2005. Average outstanding diluted shares increased 345,000, or 6.2 percent, in 2006 compared with 2005. The increase in average shares outstanding resulted from the private placement sale of 397,000 shares in August 2005 and additional shares being issued upon exercise of stock options. Return on average equity was 16.19 percent and return on average assets was 1.30 percent. The efficiency ratio was 54.29 percent in 2006.

Average interest-earning assets for 2006 increased 12 percent to $734 million in 2006 from $656 million in 2005. Net interest income was $32,452,000 in 2006 compared to $27,679,000 in 2005, an increase of $4,773,000 or 17 percent. Average loans were $659 million in 2006, 17 percent higher when compared to $565 million in 2005. The net interest margin increased to 4.44 percent in 2006 from 4.25 percent in 2005. As shown in Table 8, the increase in the net interest margin was primarily due to the rise in loan rates and increases in equity and noninterest-bearing deposits. As shown in Table 7, the Company’s balance sheet is asset-sensitive, which means that interest-earning assets reprice faster than interest-bearing liabilities. Rising interest rates favorably impact the net interest margin of an asset-sensitive balance sheet and falling rates adversely impact the net interest margin.

The provision for credit losses was $1,585,000 for 2006, compared to $1,500,000 in 2005. Changes in the provision are impacted as discussed under the "Allowance for Credit Losses" section above. Loan growth was $107 million in 2006, primarily in real estate-secured loans, compared to $114 million in loan growth in 2005. Net credit losses of $444,000 in 2006 as compared to $76,000 in 2005 are the primary reason for the higher provision for credit losses in 2006.

Noninterest income was $4,303,000 in 2006 compared to $4,387,000 in 2005, a decrease of $84,000 or 1.9 percent. The decrease was a result of lower mortgage related income and service charges on deposit accounts offset by higher trust fees and other operating income. Noninterest income included mortgage banking related income, net of direct production costs, of $886,000 in 2006 compared to $1,292,000 in 2005, a decrease of $406,000 or 31 percent. Net mortgage related income declined because of lower mortgage origination volume due to higher interest rates, personnel turnover at Harbourside and a decline in residential real estate market activity. No market valuation adjustments were required for loans held for sale during 2006. Service charges on deposit accounts declined 5.9 percent or $96,000, primarily because of higher earnings credits on commercial checking accounts due to increases in the 90-day Treasury interest rate.

Noninterest expense was $19,953,000 in 2006 compared to $16,646,000 in 2005, an increase of $3,307,000, or 20 percent. The increase in overall noninterest expense included normal operating cost increases, approximately $263,000 non-recurring startup costs at Harbourside, approximately $1,000,000 of increased operating costs for the Harbourside expansion and $299,000 of stock-based compensation expense resulting from adopting SFAS No. 123R effective January 1, 2006. Salaries and benefits increased $1,322,000 or 14 percent, and included $200,000 of stock-based compensation expense. In addition to normal salary increases, the personnel cost increases included additional staff in credit administration, accounting, internal audit and at Harbourside. Occupancy, equipment and information technology expenses increased approximately $1,002,000, or 29 percent, primarily due to the Harbourside expansion, enhancements to systems capabilities and account / transaction volume increases. Other operating expense increased $983,000 or 27 percent and included additional costs related to the Harbourside expansion, higher audit, advertising and professional fees, $99,000 in stock-based compensation expense for directors and various other expenses.

Income tax expense was $5,215,000 in 2006 and $4,880,000 in 2005. The combined effective federal and state tax rates were 34.3 percent and 35.1 percent in 2006 and 2005, respectively. The decline is primarily due to additional low income housing tax credits added in mid-2005. The Company has never recorded a valuation allowance against deferred tax assets. All deferred tax assets are considered to be realizable due to expected future taxable income.

F -  29
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

2005 Compared with 2004

Net income in 2005 was $9,040,000, up 58 percent from $5,736,000 in 2004. This represents returns of 19.06 percent on average equity and 1.32 percent on average assets. The efficiency ratio was 51.91 percent in 2005. Diluted earnings per share were $1.63 in 2005, an increase of 50 percent compared to $1.09 in 2004. Average outstanding diluted shares increased 270,000, or 5.1 percent, in 2005 compared to 2004. The increase is due to the August 2005 private placement offering of 397,000 shares (496,000 split-adjusted shares), the exercise of stock options and increases in common stock equivalents. Share and per share amounts have been restated to reflect the effect of 5-for-4 stock split in December 2006.

Average total assets for 2005 increased 23 percent to $685 million from $557 million in 2004. Total assets were $718 million and $617 million at December 31, 2005 and 2004, respectively, an increase of 16 percent. At December 31, 2005, Harbourside Mortgage Company, a division of Savannah, had total loans, excluding loans held for sale, of $99 million, an increase of $39 million over 2004.

Net interest income was $27,679,000 in 2005 compared to $20,280,000 in 2004, an increase of $7,399,000, or 36 percent. Average loans, excluding loans held for sale, were $565 million in 2005, 28 percent higher when compared to $441 million in 2004. As shown in Table 9, net interest margin increased to 4.25 percent in 2005 from 3.86 percent in 2004, primarily due to higher interest rates on loans.

The provision for credit losses for 2005 and 2004 was $1,500,000 and $1,450,000, respectively. Loan growth was $114 million in 2005 and $113 million in 2004. Net credit losses were $76,000 in 2005 compared with $128,000 in 2004. Uncertain economic conditions, significant loan growth in a new market and borrower sensitivity to rising rates were the primary reasons for the relatively high provisions for credit losses compared to net charge-offs in 2005 and 2004.

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

Noninterest expense was $16,646,000 in 2005 compared to $14,254,000 in 2004, an increase of $2,392,000 or 17 percent. Salaries and employee benefits expense increased $1,168,000, or 14 percent in 2005 primarily due to increased staff, higher incentive accruals and normal salary increases. Equipment and technology expenses increased significantly in 2005 over the prior year related to new and enhanced technology systems and consulting/installation costs related to credit administration, mortgage banking, interest rate risk management, Check 21 and other systems. Other operating expense increases, as detailed in Note 14 to the consolidated financial statements, included significant increases in overtime costs, professional fees, regulatory, audit and consulting fees associated with the Company’s first year costs to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to the Company’s internal controls.

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

F -  30
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Capital Resources

Balance Sheet Activity

The major changes in the Company’s assets and liabilities for the current and prior period are shown in the consolidated statements of cash flows. Average total assets increased 12 percent to $770 million in 2006 from $685 million in 2005. Total assets were $844 million and $718 million at December 31, 2006 and 2005, respectively, an increase of 18 percent. The increase in loans of $107 million in 2006 was funded by $106 million in deposit growth.

The Company has classified all investment securities as available for sale. Higher short-term interest rates resulted in an overall net unrealized loss in the investment portfolio. The unrealized gain or loss amounts are recorded in shareholders’ equity as accumulated other comprehensive income (loss), net of tax.

The Harbourside expansion impacts the funding sources, capital requirements and liquidity of the Company. Historically, deposits at the Subsidiary Banks have been obtained from local customers. Since 2004, funding sources have been expanded to include non-local deposits and more frequent use of short-term advances from the FHLB. Total deposits included brokered time deposits and institutional money markets of $111 million at December 31, 2006 and $95 million at December 31, 2005.

Loans

The following table shows the composition of the loan portfolio at December 31, 2006 and 2005, including a more detailed breakdown of real estate secured loans by collateral type and purpose. Certain prior year balances have been reclassified to conform to the current year presentation.

Table 6 - Loan Concentrations

($ in thousands)	2006	% of Total	2005	% of Total	% Change ($)
Non-residential real estate
Owner-occupied	$ 90,848	13	$ 93,714	15	(3)
Non owner-occupied	98,032	14	80,799	13	21
Construction	22,128	3	14,601	2	52
Commercial land and lot development	35,610	5	44,276	7	(20)
Total non-residential real estate	246,618	35	233,390	37	6
Residential real estate
Owner-occupied - 1-4 family	87,965	12	71,582	12	23
Non owner-occupied - 1-4 family	68,397	10	58,142	10	18
Construction	110,412	15	90,855	15	22
Residential land and lot development	93,060	12	61,149	10	52
Home equity lines	40,794	6	39,230	6	4
Total residential real estate	400,628	55	320,958	53	25
Total real estate loans	647,246	90	554,348	90	17
Commercial	57,737	8	45,934	8	26
Consumer	16,628	2	14,156	2	17
Unearned fees, net	(693)	-	(771)	-	(10)
Total loans, net of unearned fees	$ 720,918	100	$ 613,667	100	17

F -  31
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources

The OCC and OTS have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required. In addition, the FDIC assesses FDIC insurance premiums based on certain “well-capitalized” risk-based and equity capital ratios. As of December 31, 2006, the Subsidiary Banks and the Company exceeded the minimum requirements necessary to be classified as “well-capitalized.”

Total equity capital for the Company was $66.6 million, or 7.89 percent of total assets, at December 31, 2006. Tier 1 capital was 11.09 percent of risk-weighted assets at the same date. Tier 1 capital at December 31, 2006 includes $10.0 million of trust preferred debt issued by the Company’s nonconsolidated subsidiaries.

Under Federal Reserve Bank holding company capital regulations, trust preferred debt qualifies for Tier 1 capital treatment up to a limit of 25 percent of equity capital plus trust preferred debt. All of the Company’s trust preferred debt qualifies as Tier 1 capital. At December 31, 2006, the Company has the capacity to issue approximately $12 million in additional qualifying trust preferred debt which would qualify as Tier 1 capital.

The Company has a $5,000,000 line of credit through a correspondent bank, of which none was advanced at December 31, 2006. The primary purpose of the line is to provide access to funds that can be used for short-term corporate needs. The borrowing facility is available through June 6, 2007 at which time any outstanding indebtedness is due and payable in full. Advances on the line are subject to the Company certifying compliance with covenants and conditions specified in the agreement. The covenants include customary performance items and a negative pledge agreement on the stock of Savannah. The Company may not pledge the stock of Savannah for any other indebtedness or purpose without the express written consent of the lender.

Liquidity and Interest Rate Sensitivity Management

The objectives of balance sheet management include maintaining adequate liquidity and preserving reasonable balance between the repricing of interest sensitive assets and liabilities at favorable interest rate spreads. The objective of liquidity management is to ensure the availability of adequate funds to meet the loan demands and the deposit withdrawal needs of customers. This is achieved through maintaining a combination of sufficient liquid assets, core deposit growth and unused capacity to purchase and borrow funds in the money markets.

During 2006, portfolio loans increased $107 million to $721 million and deposits increased $106 million to $707 million. The loan to deposit ratio was 102 percent at December 31, 2006 and 2005. Average loan growth in 2006 was 17 percent. Average deposit growth in 2006 was 11 percent.

In addition to local deposit growth, primary funding and liquidity sources include borrowing capacity with the FHLB, temporary federal funds purchased lines with correspondent banks and non-local institutional and brokered deposits. Contingency funding and liquidity sources include the ability to sell loans, or participations in certain loans, to investors and borrowings from the Federal Reserve Bank of Atlanta (“FRB”) discount window.

The Subsidiary Banks have Blanket Floating Lien Agreements with the FHLB. Under these agreements, Savannah and Bryan have credit lines up to 80 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans plus up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit and second mortgage residential loans. Total borrowings are limited to 20 percent and 16 percent of assets of Savannah and Bryan, respectively. Harbourside has an approved borrowing capacity of $2.2 million at December 31, 2006. In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $106.8 million of which $37.3 million was advanced at December 31, 2006. These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks. The Subsidiary Banks also have conditional federal funds borrowing lines available from correspondent banks that management believes can provide up to $20 million of funding needs for 30-60 days. Savannah and Bryan have been approved to access the FRB discount window to borrow on a secured basis at 100 basis points over the Federal Funds Target Rate. The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested.
F -  32
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

A continuing objective of interest rate sensitivity management is to maintain appropriate levels of variable rate assets, including variable rate loans and shorter maturity investments, relative to interest rate sensitive liabilities, in order to control potential negative impacts upon earnings due to changes in interest rates. Interest rate sensitivity management requires analyses and actions that take into consideration volumes of assets and liabilities repricing and the timing and magnitude of their price changes to determine the effect upon net interest income. The Company utilizes hedging strategies to reduce interest rate risk as noted below.

The Company’s cash flow, maturity and repricing gap at December 31, 2006 was $81 million at one year, or 10 percent of total interest-earning assets. At December 31, 2005 the gap at one year was $154 million, or 22 percent of total interest-earning assets. Interest-earning assets with maturities over five years totaled approximately $17.5 million, or 2.2 percent of total interest-earning assets. See Table 7 for cash flow, maturity and repricing gap. The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income. However, interest-earning assets with maturities and/or repricing dates over five years may include significant rate risk and market value of equity concerns in the event of significant interest rate increases.

The Company is asset-sensitive within one year. The increases in the prime rate from 7.25 percent to 8.25 percent during 2006 have positively impacted net interest income and net interest margin. However, increased funding costs in the latter part of 2006 more than offset the increases in interest-earning assets resulting in net interest margin compression in the fourth quarter.

Since June 2005, the Company has implemented various strategies to reduce the Company’s asset-sensitive position, primarily through the use of short maturity funding sources and hedging strategies such as interest rate floors, collars and swaps. During 2005, Savannah entered into a five year prime rate-based floor transaction with a notional amount of $35 million and a 6 percent strike rate. Also in 2005, Savannah and Bryan entered into a five year prime rate-based collar with a notional amount of $40 million that includes a 6 percent floor and 9 percent cap rate and a $50 million interest rate swap, fully hedged by floating rate loans, in which they receive 7.645 percent fixed rate and pay a variable rate at the prime rate. These actions have reduced the Company’s exposure to falling interest rates.

Management monitors interest rate risk quarterly using rate-sensitivity forecasting models and other balance sheet analytical reports. If and when projected interest rate risk exposures are outside of policy tolerances or desired positions, specific strategies to return interest rate risk exposures to desired levels are developed by management, approved by the Asset-Liability Committee and reported to the Board. Management upgraded its interest rate risk reporting systems by engaging outside balance sheet consultants during the second quarter of 2005. Better forecasting models are especially valuable during periods of volatile interest rates, rapid growth and changing interest rate yield curves.

Off-Balance Sheet Arrangements

In order to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risks in the normal course of business. At December 31, 2006, the Company had unfunded commitments to extend credit of $156 million and outstanding stand-by letters of credit of $10.2 million. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.
F -  33
The Savannah Bancorp, Inc. - 2006 Annual Report

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
F -  34
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 7 - Cash Flow/Maturity Gap and Repricing Data

The following is the cash flow/maturity and repricing data for the Company as of December 31, 2006:

($ in thousands)		0 - 3	3 - 12	1 - 3	3 - 5	Over 5
	Immediate	Months	Months	Years	Years	Years	Total
Interest-earning assets
Investment securities	$ -	$ 8,148	$ 8,150	$ 16,861	$ 17,052	$ 3,952	$ 54,163
Interest-bearing deposits	10,394	-	-	-	-	-	10,394
Federal funds sold	18,363	-	-	-	-	-	18,363
Loans held for sale	-	914	-	-	-	-	914
Loans - fixed rates	-	33,393	108,346	164,647	34,807	12,949	354,142
Loans - variable rates	-	309,395	15,987	13,174	26,837	558	365,951
Total interest-earning assets	28,757	351,850	132,483	194,682	78,696	17,459	803,927
Interest-bearing liabilities
NOW and savings **	-	6,756	13,511	33,777	40,532	40,532	135,108
Money market accounts **	-	36,774	45,502	26,001	39,002	-	147,279
Time deposits	-	93,982	183,777	34,968	10,398	156	323,281
Short-term borrowings	25,003	15,684	-	-	-	-	40,687
FHLB advances - long-term	-	84	256	2,807	10,011	151	13,309
Subordinated debt	-	10,310	-	-	-	-	10,310
Total interest-bearing liabilities	25,003	163,590	243,046	97,553	99,943	40,839	669,974
GAP-Excess assets (liabilities)	3,754	188,260	(110,563)	97,129	(21,247)	(23,380)	133,953
GAP-Cumulative	$ 3,754	$ 192,014	$ 81,451	$ 178,580	$ 157,333	$ 133,953	$ 133,953
Cumulative sensitivity ratio *	1.15	2.02	1.19	1.34	1.25	1.20	1.20

* Cumulative interest-earning assets / cumulative interest-bearing liabilities

** Repricing of NOW, savings and money market accounts based on estimated percentages of market interest rate changes.

Note - At December 31, 2006 the Company had unfunded loan commitments and unfunded lines of credit totaling $156 million. The Company believes the likelihood of these commitments either needing to be totally funded or funded at the same time is low. However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $69 million. Additionally, further sources of funding include brokered time deposits and certain other non-local deposits.

F -  35
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 8 - Average Balance Sheet and Rate/Volume Analysis - 2006 and 2005
The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2006 and 2005.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2006	2005	2006	2005		2006	2005	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 5,969	$ 14,747	4.91	3.21	Interest-bearing deposits	$ 293	$ 473	$ (180)	$ 251	$ (431)
48,190	36,999	4.47	4.02	Investments - taxable	2,153	1,489	664	166	498
2,410	4,301	7.47	6.93	Investments - non-taxable	180	298	(118)	23	(141)
11,309	11,421	4.93	3.29	Federal funds sold	557	376	181	187	(6)
7,842	23,033	7.12	5.80	Loans held for sale	558	1,335	(777)	304	(1,081)
658,750	565,131	7.83	6.83	Loans (c)	51,606	38,573	13,033	5,651	7,382
734,470	655,632	7.54	6.49	Total interest-earning assets	55,347	42,544	12,803	6,884	5,919
35,447	29,531			Noninterest-earning assets
$769,917	$685,163			Total assets

				Liabilities and equity
				Deposits
$ 95,138	$ 89,963	1.32	0.77	NOW accounts	1,254	697	557	495	62
19,104	20,020	0.99	0.93	Savings accounts	190	187	3	12	(9)
135,736	104,023	3.75	2.35	Money market accounts	5,093	2,443	2,650	1,456	1,194
105,220	76,661	4.68	3.45	CDs, $100M or more	4,927	2,642	2,285	943	1,342
81,084	112,347	3.98	3.24	CDs, broker	3,225	3,640	(415)	831	(1,246)
106,093	84,479	4.39	3.27	Other time deposits	4,653	2,764	1,889	946	943
542,375	487,493	3.57	2.54	Total interest-bearing deposits	19,342	12,373	6,969	5,021	1,948
15,770	20,669	4.93	4.88	FHLB advances - long-term	778	1,009	(231)	10	(241)
36,175	24,276	4.98	2.78	Short-term borrowings	1,802	675	1,127	534	593
10,310	10,310	7.90	6.03	Subordinated debt	815	622	193	193	-
				Total interest-bearing
604,630	542,748	3.76	2.70	liabilities	22,737	14,679	8,058	5,753	2,305
96,113	89,386			Noninterest-bearing deposits
7,408	5,601			Other liabilities
61,766	47,428			Shareholders' equity
$769,917	$685,163			Liabilities and equity
		3.78	3.79	Interest rate spread
		4.44	4.25	Net interest margin
				Net interest income	$ 32,610	$ 27,865	$ 4,745	$1,131	$ 3,614
$129,840	$112,884			Net earning assets
$638,488	$576,879			Average deposits
		3.03	2.14	Average cost of deposits
103%	98%			Average loan to deposit ratio
(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment of $158 in 2006 and $186 in 2005 results from tax exempt income less non-deductible TEFRA interest expense.
(c) Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.

F -  36
The Savannah Bancorp, Inc. - 2006 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 9 - Average Balance Sheet and Rate/Volume Analysis - 2005 and 2004

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2005 and 2004.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2005	2004	2005	2004		2005	2004	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 14,747	$ 14,418	3.21	1.39	Interest-bearing deposits	$ 473	$ 201	$ 272	$ 263	$ 9
36,999	35,010	4.02	3.98	Investments - taxable	1,489	1,393	96	18	78
4,301	5,693	6.93	9.17	Investments - non-taxable	298	522	(224)	(93)	(131)
11,421	7,965	3.29	1.27	Federal funds sold	376	101	275	159	116
23,033	27,209	5.80	5.26	Loans held for sale	1,335	1,432	(97)	147	(244)
565,131	441,421	6.83	5.73	Loans (c)	38,573	25,298	13,275	4,837	8,438
655,632	531,716	6.49	5.44	Total interest-earning assets	42,544	28,947	13,597	5,331	8,266
29,531	25,758			Noninterest-earning assets
$685,163	$557,474			Total assets

				Liabilities and equity
				Deposits
$ 89,963	$ 85,824	0.77	0.36	NOW accounts	697	306	391	352	39
20,020	18,828	0.93	0.50	Savings accounts	187	94	93	81	12
104,023	76,748	2.35	1.15	Money market accounts	2,443	879	1,564	921	643
76,661	64,278	3.45	2.76	CDs, $100M or more	2,642	1,775	867	444	423
112,347	48,798	3.24	2.83	CDs, broker	3,640	1,381	2,259	200	2,059
84,479	77,401	3.27	2.62	Other time deposits	2,764	2,027	737	503	234
487,493	371,877	2.54	1.74	Total interest-bearing deposits	12,373	6,462	5,911	2,501	3,410
20,669	20,837	4.88	4.91	FHLB advances - long-term	1,009	1,023	(14)	(6)	(8)
24,276	39,061	2.78	1.57	Short-term borrowings	675	614	61	473	(412)
10,310	7,455	6.03	4.40	Subordinated debt	622	328	294	122	172
				Total interest-bearing
542,748	439,230	2.70	1.92	liabilities	14,679	8,427	6,252	3,090	3,162
89,386	76,593			Noninterest-bearing deposits
5,601	3,525			Other liabilities
47,428	38,126			Shareholders' equity
$685,163	$557,474			Liabilities and equity
		3.79	3.52	Interest rate spread
		4.25	3.86	Net interest margin
				Net interest income	$ 27,865	$ 20,520	$ 7,345	$ 2,241	$ 5,104
$112,884	$ 92,486			Net earning assets
$576,879	$448,470			Average deposits
		2.14	1.44	Average cost of deposits
98%	98%			Average loan to deposit ratio
(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.
(b) The taxable equivalent adjustment of $186 in 2005 and $240 in 2004 results from tax exempt income less non-deductible TEFRA interest expense.
(c) Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.

F -  37
The Savannah Bancorp, Inc. - 2006 Annual Report