Form 10-K, Exhibit 13
period 2007-12-31
SAVANNAH BANCORP INC
filed 2008-03-14
CIK 860519

Exhibit 13
The Savannah Bancorp, Inc. and Subsidiaries
Financial Statement Section
Index
F -  1
The Savannah Bancorp, Inc. - 2007 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2007.  These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Savannah Bancorp, Inc. and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2008 expressed an unqualified opinion.

/s/ Mauldin & Jenkins, LLC

Albany, Georgia
March 10, 2008

F -  2
The Savannah Bancorp, Inc. - 2007 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2006 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2006.  These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2006, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Atlanta, Georgia
March 8, 2007

F -  3
The Savannah Bancorp, Inc. - 2007 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)

	December 31,
	2007	2006
Assets
Cash and due from banks	$ 12,721	$ 18,540
Federal funds sold	4,435	18,363
Interest-bearing deposits in banks	20,148	10,394
Cash and cash equivalents	37,304	47,297
Securities available for sale, at fair value (amortized
cost of $60,241 and $54,163 in 2007 and 2006)	61,057	53,917
Loans held for sale	180	914
Loans, net of allowance for loan losses of $12,864 and $8,954 in 2007 and 2006	795,787	711,964
Premises and equipment, net	6,830	6,365
Other real estate owned	2,112	545
Bank-owned life insurance	5,985	5,760
Goodwill and other intangibles, net	2,806	-
Other assets	20,398	16,752
Total assets	$ 932,459	$ 843,514

Liabilities
Deposits:
Noninterest-bearing	$ 88,503	$ 101,156
Interest-bearing demand	127,902	116,493
Savings	16,168	18,615
Money market	176,615	147,279
Time deposits	355,030	323,281
Total deposits	764,218	706,824
Short-term borrowings	70,599	40,687
Federal Home Loan Bank advances – long-term	2,973	13,309
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Other liabilities	8,087	5,810
Total liabilities	856,187	776,940
Commitments and contingencies (Notes 14 and 17)
Shareholders' equity
Preferred stock, par value $1 per share:
authorized 10,000,000 shares, none issued	-	-
Common stock, par value $1 per share: authorized
20,000,000 shares; issued 5,923,797 and 5,781,381 shares
in 2007 and 2006	5,924	5,781
Additional paid-in capital	38,279	35,747
Retained earnings	30,512	25,681
Treasury stock, 318 shares in 2007 and 2006	(4)	(4)
Accumulated other comprehensive income (loss), net	1,561	(631)
Total shareholders' equity	76,272	66,574
Total liabilities and shareholders' equity	$ 932,459	$ 843,514

The accompanying notes are an integral part of these consolidated financial statements.

F -  4
The Savannah Bancorp, Inc. - 2007 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
($ in thousands, except per share data)

	For the Years Ended December 31,
	2007	2006	2005
Interest and dividend income
Loans, including fees	$ 59,435	$ 51,541	$ 38,503
Loans held for sale	98	558	1,335
Investment securities:
Taxable	2,594	1,912	1,325
Tax-exempt	95	123	218
Dividends	218	205	128
Deposits with banks	346	293	473
Federal funds sold	472	557	376
Total interest and dividend income	63,258	55,189	42,358
Interest expense
Deposits	26,415	19,342	12,373
Short-term borrowings	2,612	1,802	675
Federal Home Loan Bank advances	413	778	1,009
Subordinated debt	842	815	622
Total interest expense	30,282	22,737	14,679
Net interest income	32,976	32,452	27,679
Provision for loan losses	4,675	1,585	1,500
Net interest income after
provision for loan losses	28,301	30,867	26,179
Noninterest income
Service charges on deposit accounts	1,383	1,526	1,622
Mortgage related income, net	615	886	1,292
Trust and asset management fees	1,513	658	501
Other operating income	1,242	1,233	979
Losses on sales of other real estate owned	(44)	-	(7)
Total noninterest income	4,709	4,303	4,387
Noninterest expense
Salaries and employee benefits	11,846	10,852	9,530
Occupancy and equipment	3,294	2,920	2,199
Information technology	1,616	1,525	1,244
Other operating expense	4,383	4,656	3,673
Total noninterest expense	21,139	19,953	16,646
Income before income taxes	11,871	15,217	13,920
Income tax expense	4,235	5,215	4,880
Net income	$ 7,636	$ 10,002	$ 9,040
Net income per share: (a)
Basic	$ 1.31	$ 1.73	$ 1.68
Diluted	$ 1.29	$ 1.70	$ 1.63
Dividends per share	$ 0.48	$ 0.45	$ 0.43
Average basic shares (000s)	5,850	5,765	5,396
Average diluted shares (000s)	5,922	5,876	5,531
(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The accompanying notes are an integral part of these consolidated financial statements.

F -  5
The Savannah Bancorp, Inc. - 2007 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
 ($ in thousands, except share data)

	For the Years Ended December 31,
	2007	2006	2005
Common shares issued
Shares, beginning of year	5,781,381	4,591,339	4,112,448
Common stock issued	78,000	-	397,273
Stock split / dividend	-	1,155,564	-
Exercise of options	64,416	34,478	81,618
Shares, end of year	5,923,797	5,781,381	4,591,339
Treasury shares owned
Shares, beginning of year	318	267	282
Stock split / dividend or issuance	-	63	(15)
Stock options exercised	-	(12)	-
Shares, end of year	318	318	267
Common stock
Balance, beginning of year	$ 5,781	$ 4,591	$ 4,112
Common stock issued	78	-	397
Stock split / dividend	-	1,156	-
Stock options exercised	65	34	82
Balance, end of year	5,924	5,781	4,591
Additional paid-in capital
Balance, beginning of year	35,747	36,257	24,232
Common stock issued, net of issuance costs	1,702	-	11,191
Stock split / dividend	-	(1,156)	-
Stock-based compensation expense, net	147	191	-
Stock options exercised	683	272	494
Tax benefit of option exercises and expense	-	183	340
Balance, end of year	38,279	35,747	36,257
Retained earnings
Balance, beginning of year	25,681	18,272	11,539
Net income	7,636	10,002	9,040
Dividends paid	(2,805)	(2,593)	(2,307)
Balance, end of year	30,512	25,681	18,272
Treasury stock
Balance, beginning of year	(4)	(4)	(4)
Stock options exercised	-	-	-
Balance, end of year	(4)	(4)	(4)
Accumulated other comprehensive income (loss), net
Balance, beginning of year	(631)	(573)	192
Change in unrealized gains (losses) on securities
available for sale, net of tax	662	178	(522)
Change in fair value of derivative instruments, net of tax	1,530	(236)	(243)
Balance, end of year	1,561	(631)	(573)
Total shareholders' equity	$ 76,272	$ 66,574	$ 58,543

The accompanying notes are an integral part of these consolidated financial statements.

See Note 1 for other comprehensive income disclosures.

F -  6
The Savannah Bancorp, Inc. - 2007 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
($ in thousands)	2007	2006	2005
Operating activities
Net income	$ 7,636	$ 10,002	$ 9,040
Adjustments to reconcile net income to cash
provided by operating activities:
Provision for loan losses	4,675	1,585	1,500
Loans originated for sale	(24,834)	(34,195)	(104,888)
Proceeds from sale of loans originated for sale	25,715	44,067	111,824
Net (accretion) amortization of securities	(122)	29	102
Depreciation and amortization	1,070	976	809
Net amortization of client list	48	-	-
Non cash stock-based compensation expense	184	299	-
Decrease in deferred income taxes, net	(677)	(728)	(860)
Gain on sale of loans, net	(147)	(313)	(760)
Losses on sales of foreclosed assets	44	-	7
Equity in net income of nonconsolidated subsidiary	(89)	(109)	-
Increase in CSV of bank-owned life insurance policies	(225)	(209)	(202)
Change in other assets and other liabilities, net	3,232	(5,281)	1,995
Net cash provided by operating activities	16,510	16,123	18,567
Investing activities
Activity in available for sale securities
Purchases	(29,356)	(20,380)	(19,396)
Maturities and calls	23,400	11,161	15,518
Loan originations and principal collections, net	(90,451)	(110,040)	(104,053)
Proceeds from sale of foreclosed assets	342	1,800	453
Investment in low income housing tax credits	(2,000)	-	(339)
Distribution from (investment in) nonconsolidated subsidiary	-	1,300	(2,709)
Purchase of consolidated subsidiary	(1,901)	-	-
Additions to premises and equipment	(1,450)	(2,376)	(1,044)
Net cash used in investing activities	(101,416)	(118,535)	(111,570)
Financing activities
Net (decrease) increase in noninterest-bearing deposits	(12,653)	8,074	9,292
Net increase in interest-bearing deposits	70,047	98,240	85,098
Net increase (decrease) in short-term borrowings to repurchase and federal funds purchased	29,912	20,785	(15,167)
Net decrease in FHLB advances – long-term	(10,336)	(7,167)	(361)
Payment on note payable	-	(479)	(484)
Dividends paid	(2,805)	(2,593)	(2,307)
Issuance of common stock	-	-	11,588
Exercise of options	748	381	916
Net cash provided by financing activities	74,913	117,241	88,575
(Decrease) increase in cash and cash equivalents	(9,993)	14,829	(4,428)
Cash and cash equivalents, beginning of year	47,297	32,468	36,896
Cash and cash equivalents, end of year	$ 37,304	$ 47,297	$ 32,468

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest on deposits and other borrowings	$ 29,865	$ 22,115	$ 14,199
Income taxes	5,560	6,038	4,559
Non cash investing activity:
Transfer to other real estate owned from loans	(1,953)	(2,735)	-
Increase (decrease) in unrealized gains/losses on investment
securities available for sale, net of tax	662	178	(522)
Increase (decrease) in unrealized gains/losses on
derivatives, net of tax	1,530	(236)	(243)
The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. (“the Company”) and its wholly-owned subsidiaries, The Savannah Bank, N.A. (“Savannah”), Bryan Bank & Trust (“Bryan”), Harbourside Community Bank (“Harbourside”) and Minis & Co., Inc. (“Minis”), a registered investment advisory firm acquired on August 31, 2007.  The three bank subsidiaries, together, are referred to as the “Subsidiary Banks”.  All significant intercompany balances and transactions have been eliminated in consolidation.  Certain prior year balances have been reclassified to conform to the current year presentation.

Nature of Operations - The Company is a holding company that owns three banks and a registered investment advisory firm.  Through the subsidiaries, the Company offers a full range of lending, deposit, residential mortgage origination, fiduciary, trust and investment advisory products.  In the fourth quarter 2003, Savannah opened Harbourside Mortgage Company, a mortgage loan production office on Hilton Head Island, South Carolina.  In March 2006, Harbourside assumed the operations of Harbourside Mortgage Company and commenced operations in its new leased headquarters facility.  The primary service area of the Company is the city of Savannah, Georgia, surrounding Chatham County, Richmond Hill, Georgia (20 miles south of downtown Savannah) and Bryan County and Hilton Head Island, South Carolina and southern Beaufort County.  In 2005, the Company formed a nonconsolidated subsidiary, SAVB Properties, LLC, which purchased a 50 percent interest in two real estate partnerships that own the Company’s headquarters building and the adjacent parking lot.  This investment is accounted for using the equity method of accounting.  Minis was acquired on August 31, 2007 and additional information regarding the acquisition is included in Note 2.

Use of Estimates - In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the evaluation of the realization of deferred tax assets.

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

Loans and Loan Fees - The Subsidiary Banks underwrite mortgage, commercial and consumer loans to customers.  A substantial portion of the loan portfolio consists of real estate secured loans throughout the coastal Georgia and South Carolina areas.  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or origination costs.  Interest income is accrued on the unpaid principal balance.  Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield on a straight-line basis, which approximates the interest method.

The Savannah Bancorp, Inc. - 2007 Annual Report

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

Allowance for Loan Losses - The allowance for loan losses is based on estimates and maintained at a level considered adequate to provide for potential losses inherent in the portfolio based on the current environment.  The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio considering current economic conditions, underlying collateral value securing loans and other relevant qualitative and quantitative factors that deserve recognition in estimating loan losses.  Actual future losses may be different from estimates due to unforeseen events.  Loans that are determined to be uncollectible are charged-off against the allowance.

The adequacy of the allowance for loan losses is evaluated on a regular basis by management and reported quarterly to the Audit Committee of the Board of Directors (“Board”).  The evaluation is based upon management’s periodic review of the collectability of specific loans, adverse situations that may affect specific borrowers’ ability to repay, the estimated value of any underlying collateral, the composition and size of the loan portfolio and prevailing economic conditions.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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

Premises and Equipment - Buildings, furniture, banking equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization of these assets are computed using the straight-line method over the estimated useful lives or estimated lease terms including expected lease renewals, ranging from three to fifty years, of the respective assets for financial reporting purposes and accelerated methods for income tax purposes.  Additions and major improvements are capitalized, while routine maintenance and repairs and gain or loss on dispositions are recognized currently.

Other Real Estate Owned - Assets acquired through loan foreclosure are held for sale and are initially recorded at fair value less estimated disposal costs at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated disposal costs.  Valuation allowances are established when subsequent valuations are less than

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

current carrying amounts.  Expenses from operations and changes in the valuation allowance and net expenses from holding these assets are included in noninterest expense.

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

Intangible Assets - Intangible assets include goodwill and other identifiable assets, such as customer lists, resulting from our acquisition of Minis.  Customer list intangibles are amortized on a straight-line basis over an estimated useful life of seven to ten years and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.  Goodwill is not amortized but tested annually for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit.  Examples of such events or circumstances include adverse change in operations, legal factors, business climate, unanticipated competition, change in regulatory environment, or loss of key personnel.

We will test for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” within twelve months of the September 1, 2007 acquisition date of Minis.  Potential impairment of goodwill exists when the carrying amount of a reporting unit exceeds its fair value.  The fair value for each reporting unit is computed using one or a combination of the following three methods: income, market value, or cost method.  The income method uses a discounted cash flow analysis to determine fair value by considering a reporting unit’s capital structure and applying a risk-adjusted discount rate to forecast earnings based on a capital asset pricing model.  The market value method uses recent transaction analysis or publicly traded comparable analysis for similar assets and liabilities to determine fair value.  The cost method assumes the net assets of a recent business combination accounted for under the purchase method of accounting will be recorded at fair value if no event or circumstance has occurred triggering a decline in the value. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired, and a second step of impairment test will be performed.  In the second step, the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test.  If the implied fair value of reporting unit goodwill is lower than its carrying amount, goodwill is impaired and is written down to the implied fair value.  The loss recognized is limited to the carrying amount of goodwill.  Once an impairment loss is recognized, future increases in fair value will not result in the reversal of previously recognized losses.

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

(amounts in thousands)
Years Ended December 31,	2007	2006	2005
Average number of common shares outstanding - basic	5,850	5,765	5,396
Effect of dilutive options	72	111	135
Average number of common shares outstanding - diluted	5,922	5,876	5,531

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Stock option shares in the amount of 102,602 and 10,716 for the years ended 2007 and 2006 were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.  None were excluded in 2005.  All share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

Derivative Instruments and Hedging Activities - SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended and interpreted, establishes accounting and reporting standards for derivatives and hedging activities.  As required by SFAS 133, the Company records all derivatives at fair value on the balance sheet as either other assets or other liabilities.  The Company uses derivative instruments including interest rate swaps, floors and collars as part of its overall asset and liability duration and interest rate risk management strategy.  These instruments enable the Company to manage desired asset and liability duration and to reduce exposure to interest rate movements.

Other Comprehensive Income (Loss) - Comprehensive income (loss) is the change in the Company’s equity during the period from transactions and other events and circumstances from non-owner sources.

($ in thousands)	2007	2006	2005
Net income	$ 7,636	$ 10,002	$ 9,040
Change in unrealized gains (losses) on
securities available for sale, net of tax	662	178	(522)
Change in fair value of derivative
instruments, net of tax	1,530	(236)	(243)
Other comprehensive income	$ 9,828	$ 9,944	$ 8,275

Accounting for Stock-Based Compensation - On January 1, 2006, the Company adopted the revised SFAS No. 123, “Share-Based Payment,” (“SFAS 123R”) using the modified prospective method.  In accordance with SFAS 123R, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date.  That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period.  No compensation cost is recognized for equity instruments for which employees do not render the requisite service.  The Company determines the fair value of employee stock options using the Black-Scholes option pricing model.

The 1995 Incentive Stock Option Plan (“1995 Plan”) authorized the Company to issue both incentive and non-qualified stock options to certain key officers for the purchase of shares at the fair market value of the stock at the date of grant.  In 2000, the shareholders authorized additional option shares under the 1995 Plan.  All authorized shares have been awarded from the 1995 Plan.

In 2005, shareholders approved the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (“2005 Omnibus Plan”) and authorized 250,000 option or restricted shares to be available for issuance.  The total number of remaining options or awards available for issuance at December 31, 2007 under the 2005 Omnibus Plan was 158,121 shares of common stock.  Options granted under both plans have a term of ten years and generally become fully vested over periods ranging from three to ten years.  Performance based options granted to directors vest over three quarters from the date of grant.

In accordance with the modified prospective method, the Company’s consolidated financial statements for periods prior to 2006 have not been restated to reflect, and do not include, the impact of SFAS 123R.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The following table summarizes compensation costs related to the Company’s stock-based compensation plans for the years ended December 31, 2007 and 2006:

($ in thousands)	2007	2006
Salaries and employee benefits	$ 143	$ 200
Directors' stock-based compensation	41	99
Pre-tax stock-based compensation expense	184	299
Income tax benefit	(37)	(108)
Total stock-based compensation expense, net of tax	$ 147	$ 191

In 2007 and 2006, the Company realized $15,000 and $48,000, respectively in income tax benefit associated with certain stock option exercises.  Stock-based compensation expense, net of tax, for 2005 was $151,000.  Net income per diluted share would have been approximately $0.03 less for 2005.

The Company recognizes stock-based compensation expense using the graded vesting attribution method.  The remaining unrecognized compensation cost related to unvested incentive stock option and restricted share awards at December 31, 2007 is approximately $285,000.  The weighted-average period of time over which this cost will be recognized is approximately 2.9 years.  This amount does not include the cost of any additional options that may be granted in future periods nor any reduction in cost for potential forfeitures.

The Company implemented an improved Black-Scholes methodology for calculating stock-based compensation in 2006.  Certain assumptions in years prior to 2006 and amounts have been restated to conform to the current year methodology.  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.  The values have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

	2007	2006	2005
Weighted average fair value of options granted	$ 7.71	$ 8.89	$ 6.06
Expected volatility	28.6%	27.7%	29.0%
Dividend yield	1.90%	1.53%	1.94%
Risk-free interest rate	4.92%	4.90%	3.82%
Expected life	6.0 years	6.0 years	6.0 years

Risks and Uncertainties - In the normal course of its business, we encounter two significant types of risk: economic and regulatory.  There are three main components of economic risk: interest rate risk, credit risk and market risk. We are subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different speeds, or on different indexes, than our interest-earning assets.  Credit risk is the risk of default on our loan portfolio that results from borrowers’ inability or unwillingness to make contractually required payments.  Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate we hold, and the valuation of loans held for sale, investments and mortgage-backed securities available for sale and mortgage servicing rights.

We are subject to the regulations of various government agencies.  These regulations can and do change significantly from period to period.  We also undergo periodic examinations by the regulatory agencies, which may subject us to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators’ judgments on information available to them at the time of their examination.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

On January 1, 2007, the Company adopted the Securities and Exchange Commission’s (“SEC”) Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”).  SAB 108 provides guidance on how the effects of prior year uncorrected financial statement misstatements should be considered in quantifying a current year misstatement.  SAB 108 requires public companies to quantify misstatements using both an income statement (rollover) and balance sheet (iron curtain) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material.  If prior year errors that had been previously considered immaterial but now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. Adjustments considered immaterial in prior years under the method previously used, but now considered material under the dual approach required by SAB 108, are to be recorded upon initial adoption of SAB 108.  No adjustments were recorded upon the initial adoption of SAB 108 or during the current year.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”).  FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  FIN 48 is effective for fiscal years beginning after December 15, 2006.  The Company adopted FIN 48 as of January 1, 2007, and the adoption had no significant impact on the Company’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements; accordingly, this statement does not require any new fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company has determined that the impact of implementing the statement will not have a material effect on its financial assets and liabilities, including its derivative financial instruments.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Opinion for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits companies to report selected financial assets and liabilities at fair value.  SFAS 159 also requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the balance sheet.  SFAS 159 does not eliminate disclosure requirements included in other accounting standards.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  Management anticipates continuing to use fair value reporting primarily for the items in which other accounting standards require fair value accounting and disclosures.

Note 2 - Acquisitions

The Company acquired all of the net assets of Minis as of August 31, 2007.  The net assets of Minis were incorporated into a new, wholly-owned subsidiary of the Company which will continue to operate under the name of Minis & Co., Inc.  The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of Minis’ operations have been included in the consolidated financial statements beginning September 1, 2007.  Minis is a registered investment advisor based in Savannah, Georgia, offering a full line of investment management services.  Minis’ assets under management at September 1, 2007 were approximately $500 million.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 2 - Acquisitions (continued)

The aggregate purchase price was $3.80 million, consisting of 71,000 shares of the Company’s common stock valued at $1.78 million, $1.853 million in cash, net of $118,000 in cash received at closing, and approximately $48,000 in direct acquisition costs, primarily consisting of external legal and accounting fees.  The value of the common shares issued was determined based on the average market price of the Company’s common stock on the day before and the day on which the terms of the acquisition were publicly announced.

The terms of the asset purchase agreement provide for contingent earn-out consideration to the former Minis shareholders.  Such consideration will be based on actual revenue earned from existing clients at August 31, 2007 as compared to a target level of revenues through June 30, 2010.  Based on the assumptions at the time the asset purchase agreement was executed, the Company expected that the aggregate contingent consideration, including interest, would be approximately $2.2 million payable as near as practicable to the June 30, 2010 determination date.  However, Minis’ failure to generate revenue at the agreed upon targeted level or above will result in lower contingent consideration paid to the former Minis shareholders.

The preliminary purchase price allocation relating to the Minis acquisition was as follows:

($ in thousands)	September 1, 2007
Assets acquired
Cash	$ 118
Accounts receivable	53
Premises and equipment	85
Prepaid expense	4
Deferred income tax benefits	876
Intangible assets	1,400
Goodwill, net of tax benefits	1,435
Total assets acquired	3,971
Liabilities assumed
Unearned revenue	171
Total liabilities assumed	171
Net assets acquired	$ 3,800

The above amounts are based on the best information currently available.  Additional valuation services will be engaged to provide a fully documented basis for the valuation and other factors related to the customer contracts.  Of the $2.835 million of acquired intangible assets, $1.435 million was allocated to goodwill and $1.4 million to identifiable intangible assets (customer contracts).  The customer contracts have an estimated weighted-average useful life of 10 years.  The goodwill and the customer contracts intangible assets will be deductible for tax purposes over a 15-year period.  Any additional earn-out consideration to be paid will be accounted for as additional purchase price under the terms of the agreement and will be added to goodwill when determined to be payable.

Russell W. Carpenter, a shareholder of Minis who owned 40 percent of its shares, has served as a director of the Company since 1989 and expects to continue in such role until April 2010.

Note 3 - Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

The Subsidiary Banks are required by the Federal Reserve Bank to maintain minimum cash reserves based upon reserve requirements calculated on their deposit balances.  Cash reserves of $469,000 and $1,841,000 were required as of December 31, 2007 and 2006, respectively.  The Company has pledged interest-bearing cash balances at the Federal Home Loan Bank of Atlanta (“FHLB”) in addition to investment securities to secure public fund deposits and securities sold under repurchase agreements.  Pledged cash balances were $18,500,000 and $7,500,000 at December 31, 2007 and 2006, respectively.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 4 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2007 and 2006 were as follows:

	2007
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U. S. government-sponsored agencies	$ 28,227	$ 700	$ (4)	$ 28,923
Mortgage-backed securities	24,624	156	(122)	24,658
State and municipal	2,926	86	-	3,012
Restricted equity securities	4,464	-	-	4,464
Total investment securities	$ 60,241	$ 942	$ (126)	$ 61,057

	2006
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U. S. government-sponsored agencies	$ 33,643	$ 73	$ (193)	$ 33,523
Mortgage-backed securities	14,681	10	(188)	14,503
State and municipal	2,104	52	-	2,156
Restricted equity securities	3,735	-	-	3,735
Total investment securities	$ 54,163	$ 135	$ (381)	$ 53,917

The distribution of securities by maturity or expected call date at December 31, 2007 is shown below:

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$ 15,255	$ 15,462
Due after one year through five years	28,758	29,148
Due after five years through ten years	12,980	13,156
Due after ten years	3,248	3,291
Total investment securities	$ 60,241	$ 61,057

At December 31, 2007 and 2006, investment securities with a carrying value of $48,621,000 and $44,190,000, respectively, were pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.

Note 5 - Loans

The composition of the loan portfolio at December 31, 2007 and 2006 is presented below:

($ in thousands)		Percent		Percent
	2007	of Total	2006	of Total
Commercial	$ 71,370	8.8%	$ 57,737	8.0%
Real estate - construction and development	134,110	16.6	166,172	23.1
Real estate - mortgage	584,477	72.3	480,381	66.6
Installment and other consumer	18,694	2.3	16,628	2.3
Gross loans	808,651	100.00%	720,918	100.0%
Allowance for loan losses	(12,864)		(8,954)
Net loans	$ 795,787		$ 711,964

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 5 - Loans (continued)

Changes in the allowance for loan losses are summarized as follows:

($ in thousands)	2007	2006	2005
Balance, beginning of year	$ 8,954	$ 7,813	$ 6,389
Provision for loan losses	4,675	1,585	1,500
Charge-offs	(874)	(506)	(152)
Recoveries	109	62	76
Balance, end of year	$ 12,864	$ 8,954	$ 7,813

The following is a summary of information pertaining to impaired loans as of and for the years ended December 31, 2007 and 2006:

($ in thousands)	2007	2006
Impaired loans without a valuation allowance	$ 193	$ 825
Impaired loans with a valuation allowance	14,470	-
Total impaired loans	$ 14,663	$ 825
Valuation allowance related to impaired loans	$ 2,241	$ -
Average investment in impaired loans	$ 7,744	$ 1,069
Interest income recognized on impaired loans	$ 731	$ 23

At December 31, 2007 and 2006, loans on nonaccrual status amounted to approximately $14,663,000 and $825,000, respectively, and loans past due 90 days or more and still accruing interest were $2,761,000 and $1,406,000.

The Company has granted loans to certain directors and executive officers of the Company and to their related interests.  The aggregate amounts of loans were $32,253,000 and $16,332,000 at December 31, 2007 and 2006, respectively.  During 2007, new loans of $36,972,000 were made and repayments of $21,051,000 were received.  Unfunded commitments of credit available to related parties aggregated $3,385,000 and $7,554,000 at December 31, 2007 and 2006, respectively.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection.

Note 6 - Premises and Equipment

Premises and equipment at December 31, 2007 and 2006 are summarized as follows:

($ in thousands)	Depreciable Lives	2007	2006
Land	-	$ 698	$ 698
Buildings and improvements	39 - 50	2,980	2,665
Furniture and banking equipment	3 - 15	7,404	6,571
Leasehold improvements	10 - 39	2,286	2,069
Total cost		13,368	12,003
Less accumulated depreciation and amortization		6,538	5,638
Premises and equipment, net		$ 6,830	$ 6,365

Buildings and improvements in 2007 include approximately $332,000 of construction in progress costs for a Bryan banking office and additional space for an operations center.  The total building cost is estimated at $2,000,000.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 7 - Deposits

Total time deposits mature as follows: 2008 - $317,540,000; 2009 - $17,927,000; 2010 - $11,700,000; 2011 - $4,016,000 and 2012 - $3,605,000 and thereafter - $242,000.  Brokered time deposits mature as follows: 2008 - $79,112,000; 2009 - $133,000; 2010 - $342,000; 2011 - $76,000 and 2012 - $75,000.  Additionally, $47,360,000 of non-maturity institutional money market accounts are considered brokered deposits because the deposits are from customers of brokerage firms up to a maximum of $100,000 per depositor.  A fee is paid for these deposits in addition to the interest.

The following table indicates the amount of the Company's time deposits of $100,000 or more at December 31, 2007 by time remaining until maturity.

Maturity Period ($ in thousands)	Total
Three months or less	$ 62,258
Over three through six months	37,794
Over six through twelve months	53,276
Over twelve months	21,817
Total	$ 175,145

Note 8 - Short-Term Borrowings

Short-term borrowings at December 31, 2007 and 2006 consist of federal funds purchased, securities sold under agreements to repurchase and FHLB short-term advances:

($ in thousands)	Federal Funds Purchased	Securities Sold Under Repurchase Agreements	FHLB Short-Term Advances	Notes Payable
2007
Balance at December 31	$ 1,857	$ 18,742	$ 50,000	$ -
Maximum indebtedness at any month end	2,347	25,402	50,000	-
Daily average indebtedness outstanding	1,565	20,434	30,797	-
Average rate paid for the year	5.18%	4.58%	5.17%	-
Average rate paid on period-end borrowings	4.05%	3.75%	4.44%	N/A
2006
Balance at December 31	$ 1,003	$ 15,684	$ 24,000	$ -
Maximum indebtedness at any month end	2,502	19,073	40,000	2,100
Daily average indebtedness outstanding	1,616	15,724	17,977	858
Average rate paid for the year	5.02%	4.48%	5.28%	7.69%
Average rate paid on period-end borrowings	5.08%	4.75%	5.36%	N/A

As of December 31, 2007 and 2006, the Company had short-term borrowings totaling $70,599,000 and $40,687,000, respectively.  The average interest rates were 4.94 percent and 4.98 percent during the years ended 2007 and 2006, respectively.  The interest rates on short-term borrowings ranged from 3.75 percent to 4.44 percent at December 31, 2007 and from 4.75 percent to 5.36 percent at December 31, 2006. The maximum amount outstanding at the end of any month was $70,599,000 and $56,683,000 during 2007 and 2006, respectively.  At December 31, 2007 federal funds borrowing arrangements aggregating $51,800,000 were available to the Subsidiary Banks from correspondent banking institutions.  There are no commitment fees and no requirements for compensating balances.  These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks.  Savannah is a member and shareholder of the Federal Reserve Bank of Atlanta (“FRB”) and has access to borrowings at the FRB discount window.  Bryan has also been approved to access the FRB discount window.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 8 - Short-Term Borrowings (continued)

The Company has a $5,000,000 line of credit through a correspondent bank, of which none was advanced at December 31, 2007.  The primary purpose of the line is to provide access to funds that can be used for short-term corporate needs.  The borrowing facility is available through September 20, 2008 at which time any outstanding indebtedness is due and payable in full.  Advances on the line are subject to the Company certifying compliance with covenants and conditions specified in the agreement.  The covenants include customary performance items and a negative pledge agreement on the stock of Savannah.  The Company may not pledge the stock of Savannah for any other indebtedness or other purpose without the express written consent of the lender.

Note 9 - Federal Home Loan Bank Advances – Long-Term

Convertible Advances - At December 31, 2007 and 2006, the Company had a convertible fixed rate advance of $1,000,000 with an interest rate of 6.39 percent maturing in August 2009.  The advance is convertible each quarter at the option of the FHLB to an advance with a rate equal to the current three-month LIBOR.  During 2007, the Company had a $10,000,000 convertible advance with an interest rate of 4.82 percent converted by the FHLB.

Long-term Advances - Long-term advances from the FHLB totaled $1,973,000 and $2,309,000 at December 31, 2007 and 2006, respectively.  The weighted-average interest rates on the long-term advances were 4.76 and 4.64 percent at December 31, 2007 and 2006, respectively.  Aggregate maturities are $1,750,000 in 2008, $50,000 in 2009 and $173,000 in 2013 and thereafter.  Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity.  The long-term advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - The Subsidiary Banks are shareholders of the FHLB and have access to secured borrowings from the FHLB under Blanket Floating Lien Agreements.  Under these agreements, the Subsidiary Banks have credit lines up to 80 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans and up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit and second mortgage residential loans.  The Subsidiary Banks’ individual borrowing limits range from 10 to 25 percent of assets.  In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $131.5 million of which $53.0 million was advanced at December 31, 2007.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  Additional advances are subject to review and approval by the FHLB.

Note 10 - Subordinated Debt to Nonconsolidated Subsidiaries

During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the “Trusts”), nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms.  The Trust Preferred Securities have maturities of 30 years and are redeemable at the Company’s option on any quarterly interest payment date after five years.  There are certain events (as defined in the Trust agreements) in which the securities may be redeemed within the first five years at the Company’s option.  At December 31, 2007, the interest rates on the securities were 8.09 and 7.19 percent, respectively, with quarterly resets at the three-month LIBOR plus 2.85 and 2.20 percent, respectively.  The Company’s liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments of $186,000 and $124,000, respectively, in the consolidated balance sheet.  Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under Federal Reserve Bank regulations.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 11 - Income Taxes

Income tax expense is composed of the following for each of the years ended December 31:

($ in thousands)	2007	2006	2005
Current federal	$ 5,355	$ 5,537	$ 5,227
Current state	418	411	513
Total current	5,773	5,948	5,740
Deferred federal	(1,364)	(629)	(755)
Deferred state	(174)	(104)	(105)
Total deferred	(1,538)	(733)	(860)
Income tax expense	$ 4,235	$ 5,215	$ 4,880

Investments in federal and state low-income housing tax credit partnerships reduced federal and state income tax expense approximately $265,000, $227,000 and $226,000 in 2007, 2006 and 2005, respectively.

A reconciliation between income tax expense and the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

($ in thousands)	2007	2006	2005
Tax provision at 34%	$ 4,036	$ 5,173	$ 4,733
State tax, net of federal tax benefit	212	199	226
Benefit of tax-exempt income, net	(121)	(129)	(157)
Other	108	(28)	78
Income tax expense	$ 4,235	$ 5,215	$ 4,880

Deferred income tax assets and liabilities are comprised of the following at December 31, 2007 and 2006:

($ in thousands)	2007	2006
Deferred tax assets:
Allowance for loan losses	$ 4,748	$ 3,285
Tax-deductible goodwill	856	-
Unrealized losses on securities	-	93
Unamortized loan fees	269	361
Unamortized non-compete costs	34	39
Unrealized losses on derivatives	-	293
Deferred compensation expense	311	232
Stock-compensation expense	31	60
Other	378	165
Total deferred tax assets	6,627	4,528
Deferred tax liabilities:
Depreciation	408	395
Deferred costs on loans and deposits	93	101
Unrealized gains on securities	285	-
Unrealized gains on derivatives	644	-
Other	165	79
Total deferred tax liabilities	1,595	575
Net deferred tax assets	$ 5,032	$ 3,953

The net deferred tax assets are included in the consolidated balance sheets in other assets.  The Company files a consolidated Federal tax return and a consolidated Georgia return for the Georgia-based parent and subsidiaries.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 12 - Stock Option and Employee Benefit Plans

As discussed in Note 1, the Company has two stock option plans.  All authorized shares have been awarded from the 1995 Plan.  There are 158,121 authorized option shares remaining under the 2005 Omnibus Plan at December 31, 2007.  The options granted in the chart below generally vest 20 percent each year over five years and are exercisable over ten years except for 22,729 option shares granted to directors in 2007, 2006 and 2005 which vest within one year and 18,310 restricted share awards which vest from three to ten years.  Some of the executive officer option shares also include minimum performance triggers as a condition of vesting.

Changes in stock options outstanding for the three years ended December 31, 2007, 2006 and 2005 are as follows.  All share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

	2007		2006		2005
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning
of year	271,230	$ 15.58	304,046	$ 14.49	369,190	$ 11.26
Granted	24,733	25.39	10,716	28.56	36,878	22.31
Exercised	(64,410)	11.63	(35,976)	10.28	(102,022)	5.64
Forfeited	(21,069)	5.52	(7,556)	15.99	-	-
Outstanding at end of year	210,484	$ 17.76	271,230	$ 15.58	304,046	$ 14.49
Exercisable at end of year	148,013	$ 16.30	182,254	$ 14.12	176,199	$ 12.30

At December 31, 2007, the aggregate intrinsic value of outstanding and exercisable stock options was $402,000 and $391,000, respectively.

Options outstanding at December 31, 2007 were as follows:

	Outstanding			Exercisable
Outstanding Common Options	Remaining Contractual Number	Weighted Average Life	Weighted Average Price	Number	Weighted Average Price
Range of exercise prices
$9.98 - $12.00	24,578	2.84	$ 10.12	24,578	$ 10.12
$12.01 - $15.00	45,027	2.77	13.21	45,027	13.21
$15.01 - $20.00	69,525	6.05	16.70	44,679	16.42
$20.01 - $25.00	35,905	7.14	22.31	18,280	22.42
$25.00 - $28.56	35,449	9.16	26.31	15,449	27.60
Total outstanding	210,484	5.68	$ 17.76	148,013	$ 16.30

Restricted Stock - In 2007 and 2006, the Board granted 18,310 shares of restricted stock under the 2005 Omnibus Plan which awards certain officers common shares of the Company.  The cost of these shares is being amortized against earnings using the vesting schedule over the three and ten year vesting periods.  Unrecognized compensation cost for restricted stock awards was $207,000 at December 31, 2007.

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate.  The plan allows eligible employees to save a portion of their salary on a pre-tax basis.  Contributions by the Company to the plan are discretionary.  Contributions and administrative expenses related to the plan aggregated $354,000, $356,000 and $276,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 13 - Capital Ratios and Dividend Restrictions

The Subsidiary Banks’ primary regulators have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required.  In addition, the Federal Deposit Insurance Corporation (“FDIC”) has adopted FDIC insurance assessment rates based on certain “well-capitalized” risk-based and equity capital ratios.  Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company’s and the Subsidiary Banks’ financial statements. Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2007.  The following tables show the capital ratios for the Company and the Subsidiary Banks at December 31, 2007 and 2006:

($ in thousands)	Company		Savannah		Bryan		Harbourside
	2007	2006	2007	2006	2007	2006	2007	2006
Qualifying Capital
Tier 1 capital	$81,049	$77,205	$50,433	$48,718	$18,045	$16,833	$ 8,681	$ 8,687
Total capital	90,748	85,910	56,864	54,712	20,328	18,874	9,612	9,207
Leverage Ratios
Tier 1 capital to average assets	8.93%	9.57%	8.29%	8.58%	8.62%	9.23%	10.11%	15.55%
Risk-based Ratios
Tier 1 capital to risk-weighted assets	10.49%	11.09%	9.84%	10.17%	9.88%	10.31%	11.86%	16.98%
Total capital to risk-weighted assets	11.74%	12.34%	11.09%	11.42%	11.13%	11.56%	13.13%	18.00%

		Well-
Required Regulatory Capital Ratios:	Minimum	Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

As of December 31, 2007, the Subsidiary Banks were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC.  There are no conditions or events since the notification that management believes have changed the institutions’ categories.  Harbourside must maintain a minimum 8.0 percent tangible equity to asset ratio through March 2009 under the terms of its de novo charter which became effective in March 2006.  The tangible equity to capital ratio was 9.70 percent at December 31, 2007.

Banking regulations restrict the amount of cash dividends that banks may pay without obtaining regulatory approval.  At December 31, 2007, $15,716,000 in retained earnings of the Subsidiary Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Subsidiary Banks.  The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.

Note 14 - Leases and Commitments

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2008 -  $1,092,000; 2009 - $845,000; 2010 - $713,000; 2011 - $718,000; 2012 - $617,000; 2013 and thereafter is $8,102,000.  The land and office space leases contain customary escalation clauses.  The Company or the Subsidiary Banks are responsible for taxes, insurance and maintenance during the lease term under certain leases.  During 2007, the Company renegotiated its long-term data processing contract.  Future minimum payments are as follows: 2008 - $1,152,000; 2009 - $1,186,500; 2010 - $1,222,000; 2011 - $1,259,000; 2012 - $216,000.  The contract contains customary escalation and buyout clauses.

The net rental expense for all office space operating leases amounted to $1,169,000 in 2007, $1,006,000 in 2006 and $653,000 in 2005.  The leases on the office space have five to twenty-year renewal options and require increased rental payments under consumer price index escalation clauses.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 15 - Other Operating Expense

The components of other operating expense for the years ended December 31, 2007, 2006 and 2005 were as follows:

($ in thousands)	2007	2006	2005
Regulatory assessments and audit fees	$ 876	$ 832	$ 694
Professional and directors fees	854	959	748
Advertising and sales promotion	433	463	294
Stationery and supplies	300	301	239
Postage and courier	277	265	243
Loan costs	209	185	170
Taxes and licenses	203	204	154
Telephone	203	173	150
Correspondent bank charges	123	155	137
Dues and subscriptions	116	110	97
Insurance	77	90	76
Pre-opening expenses	-	263	129
Other expense	712	656	542
Total other operating expense	$ 4,383	$ 4,656	$ 3,673

Note 16 - On-Balance Sheet Derivative Instruments and Hedging Activities

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

The Company’s objective in using derivatives is to add stability to interest income and to manage its exposure to interest rate movements or other identified risks.  To accomplish this objective, the Company primarily uses interest rate floors, collars or swaps as part of its cash flow hedging strategy.  Interest rate floors and collars designated as cash flow hedges involve the receipt of variable-rate cash flows above or below the applicable strike rates over the life of the agreements without exchange of the underlying principal amount.  Interest rate swap agreements designated as cash flow hedges involve the receipt of fixed rate amounts in exchange for variable rate payments over the life of the agreements without exchange of the underlying principal amount.  During 2007, such derivatives were used to hedge the variable cash flows associated with existing variable rate assets. The Company does not use derivatives for trading or speculative purposes.

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

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 16 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

Selected information with respect to notional amounts, recorded fair values, and maturity dates of derivative instruments is summarized as follows as of December 31.

			2007		2006
		Notional	Fair Value		Fair Value
($ in thousands)	Maturity	Amount	Asset	Liability	Asset	Liability
Cash flow hedges:
Interest rate swap	Nov 2010	$ 50,000	$ 1,514	$ -	$ -	$ 332
6%/9% Interest rate collar	June 2010	40,000	284	-	-	29
6% Interest rate floor	June 2010	35,000	264	-	49	-
Total		$ 125,000	$ 2,062	$ -	$ 49	$ 361

The net change in fair value of derivative instruments of $1,530,000 and ($236,000) in 2007 and 2006, respectively, for derivatives designated as cash flow hedges is separately disclosed in the statements of changes in shareholders’ equity.  No hedge ineffectiveness on cash flow hedges was recognized during 2007 or 2006.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate assets.  The change in net unrealized gains (losses) on cash flow hedges reflects a reclassification of ($299,000) and ($184,000) of net unrealized gains (losses) from accumulated other comprehensive income to interest income during 2007 and 2006, respectively.  During 2008, the Company estimates that $429,000 will be reclassified.

In January, 2008 the Company terminated $25 million of their interest rate swap position for a gain of $966,000.  This amount will be amortized into interest income on a straight-line basis over the remaining life of the swap.

Note 17 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and standby letters of credit.  These instruments involve, to varying degrees, elements of credit and interest rate risk.

The Company's exposure to loan losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments.  The credit risk involved is essentially the same as that involved in extending loan facilities to customers.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  The Company evaluates each customer's credit worthiness on a case-by-case basis.  The amount of collateral obtained by the Company upon extension of credit, if deemed necessary, is based on management's credit evaluation of the borrower.  Collateral may include cash, securities, accounts receivable, inventory, equipment, and real estate.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  At December 31, 2007 and 2006 unfunded commitments to extend credit and unfunded lines of credit were $136,480,000 and $156,323,000, of which some were subject to interest rate lock commitments.  Since many of these commitments are expected to expire without being drawn upon, these amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments issued by the Company to guarantee payment or performance by a customer to a third party.  At December 31, 2007 and 2006, commitments under letters of credit aggregated approximately $7,916,000 and $10,204,000, respectively.

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 18 - Fair Value of Financial Instruments

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

Cash and due from banks, federal funds sold, all non-maturity deposits, and other borrowings have carrying amounts which approximate fair value primarily because of the short repricing opportunities of these instruments.

Following is a description of the methods and assumptions used by the Company to estimate the fair value of its financial instruments:

Investment securities: Fair value is based upon quoted market prices, if available.  If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: The fair value for loans is estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type, such as commercial, mortgage, and consumer loans.  The fair value of the loan portfolio is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan.  The estimated fair value of the Subsidiary Banks' off-balance sheet commitments is nominal since the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics and since the estimated credit risk associated with such commitments is not significant.

Derivative instruments: The fair value of derivative instruments, consisting of interest rate contracts, is equal to the estimated amount that the Company would receive or pay to terminate the derivative instruments at the reporting date, taking into account current interest rates and the credit-worthiness of the counterparties.

Deposit liabilities: The fair value of time deposits is based on the discounted value of contractual cash flows.  The discount rate is based on the LIBOR swap curve.

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows as of December 31:

	2007		2006
($ in thousands)		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and federal funds sold	$ 17,156	$ 17,156	$ 36,903	$ 36,903
Interest-bearing deposits	20,148	20,148	10,394	10,394
Securities available for sale	61,057	61,057	53,917	53,917
Loans held for sale	180	180	914	917
Loans, net of allowance for loan losses	795,787	803,012	711,964	709,133
Derivative asset positions	2,062	2,062	49	49

Financial liabilities:
Deposits	764,218	766,102	706,824	705,986
Short-term borrowings	70,599	70,503	40,687	40,687
FHLB advances – long-term	2,973	2,942	13,309	13,410
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310	10,310
Derivative liability positions	-	-	361	361

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

Note 19 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information ($ in thousands)

The following are condensed balance sheets of the Parent Company at December 31, 2007 and 2006:

	2007	2006
Assets
Cash on deposit	$ 40	$ 35
Interest-bearing deposits	1,040	652
Investment in subsidiaries	82,652	73,607
Premises and equipment	1,072	1,005
Investment in nonconsolidated
subsidiary	1,607	1,518
Other assets	1,483	1,189
Total assets	$ 87,894	$ 78,006
Liabilities
Subordinated debt	$ 10,310	$ 10,310
Other liabilities	1,312	1,122
Total liabilities	11,622	11,432
Shareholders' equity
Common stock	5,924	5,781
Capital surplus	38,279	35,747
Retained earnings	30,512	25,681
Treasury stock	(4)	(4)
Accumulated other
comprehensive income (loss)	1,561	(631)
Total shareholders’ equity	76,272	66,574
Total liabilities and equity	$ 87,894	$ 78,006

The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

The operating results of the Parent Company are shown below for the three years ended December 31:

	2007	2006	2005
Dividends from subsidiaries	$ 7,500	$ 3,700	$ 1,250
Interest income	27	59	146
Interest expense	842	881	652
Net interest and dividend income	6,685	2,878	744
Other income	38	30	58
Processing / management fees	5,090	4,352	3,827
Total income	11,813	7,260	4,629
Corporate expenses	618	721	663
Processing / management costs	5,165	4,427	3,891
Other expenses	5,783	5,148	4,554
Income before income taxes
and equity in undistributed
net income of subsidiaries	6,030	2,112	75
Income tax benefits	415	550	440
Income before equity in
undistributed net income
of subsidiaries	6,445	2,662	515
Equity in undistributed net
income of subsidiaries	1,191	7,340	8,525
Net income	$ 7,636	$ 10,002	$ 9,040

F - 25a
The Savannah Bancorp, Inc. - 2007 Annual Report

Notes to Consolidated Financial Statements

The cash flows of the Parent Company are shown below for the three years ended December 31:

	2007	2006	2005
Operating activities
Net income	$ 7,636	$ 10,002	$ 9,040
Adjustments to reconcile net
income to cash provided by
operating activities:
Equity in undistributed net
income of subsidiaries	(1,191)	(7,340)	(8,525)
Depreciation of equipment	369	306	259
Non cash stock-based
compensation expense	147	299	-
Change in other assets and
liabilities, net	(104)	364	(436)
Net cash provided by
operating activities	6,857	3,631	338
Investing activities
Distribution from (investment
in) nonconsolidated subsidiary	-	1,300	(2,709)
Investment in consolidated
subsidiary	(1,970)	-	-
Purchase of equipment and
software	(437)	(353)	(626)
Capital contribution to
consolidated subsidiaries	(2,000)	(10,000)	(2,000)
Net cash used in
investing activities	(4,407)	(9,053)	(5,335)
Financing activities
Net (decrease) increase in
short-term borrowings	-	(2,000)	2,000
Dividends paid	(2,805)	(2,593)	(2,307)
Issuance of common stock	-	-	11,588
Exercise of options	748	381	916
Net cash (used in) provided by
financing activities	(2,057)	(4,212)	12,197
Increase (decrease) in cash
and cash equivalents	393	(9,634)	7,200
Cash, beginning of year	687	10,321	3,121
Cash, end of year	$ 1,080	$ 687	$ 10,321

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheets; dividend income, interest income and processing / management fees on the statements of income.  The investment in the nonconsolidated subsidiary on the balance sheet represents 50 percent ownership in two limited partnerships which own the headquarters building at 25 Bull Street, Savannah, GA and the associated parking lot.

F -  25b
The Savannah Bancorp, Inc. - 2007 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

For a comprehensive presentation of the Company’s financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Table 1 - Selected Financial Condition Highlights -- Five Year Comparison

($ in thousands, except share data)	2007	2006	2005	2004	2003
Selected Average Balances
Assets	$ 869,026	$ 769,917	$ 685,163	$ 557,474	$ 443,502
Loans held for sale	1,299	7,842	23,033	27,209	939
Loans - net of unearned fees	754,490	658,750	565,131	441,421	356,006
Securities	58,910	50,600	41,300	40,703	44,015
Other interest-earning assets	16,201	17,278	26,168	22,383	21,198
Total interest-earning assets	830,900	734,470	655,632	531,716	422,158
Interest-bearing deposits	628,310	542,375	487,493	371,877	300,045
Borrowed funds	70,939	62,255	55,255	67,353	40,158
Total interest-bearing liabilities	699,249	604,630	542,748	439,230	340,203
Noninterest-bearing deposits	91,367	96,113	89,386	76,593	65,403
Total deposits	719,677	638,488	576,879	448,470	365,448
Shareholders' equity	71,516	61,766	47,428	38,126	35,740
Loan to deposit ratio – average	105%	103%	98%	98%	97%

Selected Financial Data at Year-End
Assets	$ 932,459	$ 843,514	$ 717,901	$ 617,341	$ 476,865
Interest-earning assets	878,992	803,927	685,531	593,035	449,025
Loans held for sale	180	914	10,473	26,471	10,393
Loans - net of unearned fees	808,651	720,918	613,667	499,868	386,731
Deposits	764,218	706,824	600,510	506,120	389,146
Interest-bearing liabilities	759,597	669,974	558,116	488,546	360,817
Shareholders' equity	76,272	66,574	58,543	40,071	36,771
Loan to deposit ratio	106%	102%	102%	99%	99%
Shareholders' equity to total assets	8.18%	7.89%	8.15%	6.49%	7.71%
Dividend payout ratio	36.73%	25.92%	25.53%	37.69%	45.00%
Risk-based capital ratios:
Tier 1 capital to risk-weighted assets	10.49%	11.09%	11.52%	9.95%	10.60%
Total capital to risk-weighted assets	11.74%	12.34%	12.77%	11.20%	11.85%

Loan Quality Data
Nonperforming assets	$ 19,535	$ 2,776	$ 1,357	$ 998	$ 1,525
Nonperforming loans	17,424	2,231	1,357	538	598
Nonaccruing loans	14,663	825	1,313	210	574
Loans past due 90 days - accruing	2,761	1,406	44	328	24
Net charge-offs	765	444	76	128	306
Allowance for loan losses	12,864	8,954	7,813	6,389	5,067
Nonperforming loans to loans	2.15%	0.31%	0.22%	0.11%	0.15%
Nonperforming assets to loans and other real estate owned	2.41%	0.39%	0.22%	0.20%	0.39%
Net charge-offs to average loans	0.10%	0.07%	0.01%	0.03%	0.09%
Allowance for loan losses to total loans	1.59%	1.24%	1.27%	1.28%	1.31%

Per Share Data at Year-End (a)
Book value	$ 12.88	$ 11.52	$ 10.20	$ 7.80	$ 7.17
Common stock closing price (NASDAQ)	$ 17.14	$ 27.25	$ 28.38	$ 21.64	$ 18.56
Common shares outstanding (000s)	5,924	5,781	5,739	5,140	5,129

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006 and December 2004.

F -  26
The Savannah Bancorp, Inc. - 2007 Annual Report

Table 2 - Selected Operating Highlights – Five-Year Comparison

($ in thousands, except share data)	2007	2006	2005	2004	2003
Summary of operations
Interest income - taxable equivalent	$ 63,414	$ 55,347	$ 42,544	$ 28,947	$ 23,221
Interest expense	30,282	22,737	14,679	8,427	6,695
Net interest income - taxable equivalent	33,132	32,610	27,865	20,520	16,526
Taxable equivalent adjustment	(156)	(158)	(186)	(240)	(284)
Net interest income	32,976	32,452	27,679	20,280	16,242
Provision for loan losses	4,675	1,585	1,500	1,450	1,000
Net interest income after provision for loan losses	28,301	30,867	26,179	18,830	15,242
Noninterest income
Service charges on deposits accounts	1,383	1,526	1,622	1,598	1,572
Mortgage related income, net	615	886	1,292	1,079	776
Trust fees	1,513	658	501	442	398
Other operating income	1,242	1,233	979	981	635
Losses on sales of other real estate	(44)	-	(7)	-	-
Total noninterest income	4,709	4,303	4,387	4,100	3,381
Noninterest expense
Salaries and employee benefits	11,846	10,852	9,530	8,362	6,693
Occupancy and equipment	3,294	2,920	2,199	1,963	1,767
Information technology	1,616	1,525	1,244	1,049	908
Other operating expense	4,383	4,656	3,673	2,880	2,287
Total noninterest expense	21,139	19,953	16,646	14,254	11,655
Income before income taxes	11,871	15,217	13,920	8,676	6,968
Income tax expense	4,235	5,215	4,880	2,940	2,324
Net income	$ 7,636	$ 10,002	$ 9,040	$ 5,736	$ 4,644
Net income per share: (a)
Basic	$ 1.31	$ 1.73	$ 1.68	$ 1.12	$ 0.91
Diluted	$ 1.29	$ 1.70	$ 1.63	$ 1.09	$ 0.89
Cash dividends paid per share	$ 0.48	$ 0.45	$ 0.43	$ 0.42	$ 0.41
Average basic shares outstanding (000s)	5,850	5,765	5,396	5,136	5,129
Average diluted shares outstanding (000s)	5,922	5,876	5,531	5,261	5,226

Performance ratios (averages)
Net interest margin	3.99%	4.44%	4.25%	3.86%	3.91%
Return on average assets	0.88%	1.30%	1.32%	1.03%	1.05%
Return on average equity	10.68%	16.19%	19.06%	15.04%	12.99%
Efficiency ratio	56.09%	54.29%	51.91%	58.47%	59.40%

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006 and December 2004.

F -  27
The Savannah Bancorp, Inc. - 2007 Annual Report

Table 3 - Selected Quarterly Data

The following is a summary of unaudited quarterly results for 2007 and 2006:

	2007				2006
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$8,080	$8,308	$8,412	$8,176	$8,260	$8,119	$8,156	$7,917
Provision for loan losses	3,145	635	395	500	450	360	360	415
Net interest income after
provision for loan losses	4,935	7,673	8,017	7,676	7,810	7,759	7,796	7,502
Noninterest income	1,493	1,164	1,000	1,052	1,090	1,056	1,086	1,071
Noninterest expense	5,790	5,176	5,026	5,147	5,137	4,945	4,976	4,895
Income before income taxes	638	3,661	3,991	3,581	3,763	3,870	3,906	3,678
Income tax expense	285	1,280	1,400	1,270	1,240	1,280	1,368	1,327
Net income	$ 353	$2,381	$2,591	$2,311	$2,523	$2,590	$2,538	$2,351

Per share: (a)
Net income – basic	$ .060	$ .406	$ .445	$ .400	$ .437	$ .450	$ .441	$ .408
Net income – diluted	$ .059	$ .402	$ .439	$ .392	$ .429	$ .441	$ .432	$ .401
Dividends	$ .120	$ .120	$ .120	$ .120	$ .112	$ .112	$ .112	$ .112
Average shares (000s)
Basic	5,923	5,862	5,824	5,782	5,779	5,761	5,759	5,759
Diluted	5,968	5,928	5,899	5,890	5,884	5,886	5,894	5,886

(a)   Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.  The summation of quarterly earnings per share may not agree with annual earnings per share.

Table 4 - Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is traded on NASDAQ under the symbol SAVB.  The quarterly high, low and closing stock trading prices for 2007 and 2006 are listed below.  There were approximately 720 holders of record of Company common stock and, according to information provided to the Company, approximately 740 additional shareholders in street name through brokerage accounts at December 31, 2007.  The per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

	2007				2006
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$ 24.69	$ 25.97	$ 27.20	$ 28.07	$ 28.14	$ 30.31	$ 30.40	$ 29.58
Low	17.10	23.00	24.71	27.00	26.60	26.58	27.26	27.12
Close	17.14	24.69	25.10	27.00	27.25	26.64	30.26	28.06

F -  28
The Savannah Bancorp, Inc. - 2007 Annual Report

Table 5 - Stock Performance Graph

The following table provides a graphic comparison of the cumulative total shareholder return on the common stock of the Company for the five year period from December 31, 2002 through December 31, 2007.  It includes the cumulative total return on the NASDAQ Market Index, the SNL $500M-$1B Bank Index and assumes the re-investment of all dividends over the same period.  All cumulative returns assume an initial investment of $100.

		For the Years Ended December 31,
Index	2002	2003	2004	2005	2006	2007
The Savannah Bancorp, Inc.	100.00	156.28	186.46	248.79	242.60	155.59
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL $500M-$1B Bank Index	100.00	144.19	163.41	170.41	193.81	155.31

Source: SNL Financial LC, Charlottesville, VA ©2008

F -  29
The Savannah Bancorp, Inc. - 2007 Annual Report

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
Critical Accounting Estimate
Results of Operations
Financial Condition and Capital Resources
Liquidity and Interest Rate Sensitivity Management
Off-Balance Sheet Arrangements
Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2007 compared with prior years.  Throughout this section, The Savannah Bancorp, Inc. and its subsidiaries, collectively, are referred to as "SAVB" or the "Company." The Savannah Bank, N.A. is referred to as "Savannah," Bryan Bank & Trust is referred to as “Bryan” and Harbourside Community Bank is referred to as “Harbourside”.  Harbourside opened and began offering full service banking activities on March 1, 2006.  Minis & Co., Inc. is referred to as “Minis.”  The operations of Minis, a registered investment advisor and wholly-owned subsidiary, are included beginning September 1, 2007.  Collectively, Savannah, Bryan and Harbourside are referred to as the “Subsidiary Banks.”

The averages used in this report are the averages of daily balances for each respective period.  See Tables 8 and 9 for average balances and interest rates presented on an annual basis.  All share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006 and December 2004.  Certain prior year balances have been reclassified to conform to the current year presentation.

The Company is headquartered in Savannah, Georgia and, as of December 31, 2007, had nine banking offices and ten ATMs in Savannah and surrounding Chatham County, Richmond Hill, Georgia, Hilton Head Island and Bluffton, South Carolina.  In March 2006, Harbourside opened on Hilton Head Island as a separately chartered federal savings bank.  In September 2006, Savannah opened a new office adjacent to the Landings community in Savannah.  In December 2007, Harbourside opened its Bluffton Parkway Office in Bluffton, South Carolina.

Savannah and Bryan are located in the relatively diverse and growing Savannah Metropolitan Statistical Area.  The diversity of major employers includes manufacturing, port related transportation, construction, military, healthcare, tourism, education, warehousing and the supporting services and products for each of these major employers.   The real estate market is experiencing moderate government and commercial growth and slower residential growth. Coastal Georgia and South Carolina continue to be desired retiree residential destinations.

Harbourside specifically targets real estate lending and related full service banking opportunities in the coastal South Carolina market.  During 2006 and 2007, the business strategy changed resulting in a significant reduction in the sale of loans on a servicing retained basis.  The change was due to the lower profit opportunity on a significantly lower volume of residential mortgage loans.

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

F -  30
The Savannah Bancorp, Inc. - 2007 Annual Report

value.  The Company believes that the management team and the operational and internal control infrastructure are largely in place to execute the Board of Directors’ (“Board”) objectives over the long term.

Critical Accounting Estimate - Allowance for Loan Losses

The Company considers its policies regarding the allowance for loan losses to be its most critical accounting estimate due to the significant degree of management judgment involved.  The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses based on management's continuous evaluation of the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2007.  The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due loans and nonperforming loans, known loan deteriorations, and concentrations of credit.  Other factors affecting the allowance include market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions.  Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the allowance amount.

No assurance can be given that the Company will not sustain loan losses which would be sizable in relationship to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses by future charges or credits to earnings.  The allowance for loan losses is also subject to review by various regulatory agencies through their periodic examinations of the Subsidiary Banks.  Such examinations could result in required changes to the allowance for loan losses.  No adjustment in the allowance or significant adjustments to the Subsidiary Bank's internally classified loans were made as a result of the most recent regulatory examinations.

The allowance for loan losses totaled $12,864,000 or 1.59 percent of total loans at December 31, 2007.  This is compared to an allowance of $8,954,000 or 1.24 percent of total loans at December 31, 2006.  For 2007, the Company reported net charge-offs of $765,000 or 0.10 percent of average loans for 2007.  This is compared to net charge-offs of $444,000 or 0.07 percent of average loans for 2006.  During 2007 and 2006, provisions for loan losses of $4,675,000 and $1,585,000, respectively, were added to the allowance for loan losses.  The fourth quarter 2007 provision for loan losses was $3,145,000 which included approximately $2,600,000 of additional provision due to significantly higher nonperforming loans as discussed below.

The Company's nonperforming assets consist of other real estate owned, loans on nonaccrual status and loans which are contractually past due 90 days or more on which interest is still being accrued.  Nonaccrual loans of $14,663,000 and loans past due 90 days or more of $2,761,000 totaled $17,424,000, or 2.15 percent of gross loans, at December 31, 2007.  Nonaccrual loans of $825,000 and loans past due 90 days or more of $1,406,000 totaled $2,231,000, or 0.31 percent of gross loans, at December 31, 2006. Generally, loans are placed on nonaccrual status when the collection of the principal or interest in full becomes doubtful.  Nonperforming assets also included $2,112,000 and $545,000 of other real estate owned at December 31, 2007 and 2006, respectively.

Impaired loans under Statement of Financial Accounting Standards (“SFAS”) No. 114 were all on nonaccrual status and totaled $14,663,000 and $825,000 at December 31, 2007 and 2006, respectively.

The $17.4 million in nonperforming loans was primarily loans made in or related to the Bluffton/Hilton Head Island, South Carolina (“Bluffton/HHI”) market and includes 49 loans.  The loans consist of $1.9 million in one nearly complete residential property, $10.8 million in 28 completed residential properties, $2.0 million in 10 residential lots and $2.7 million in 10 nonresidential loans.  A number of borrowers whose primary repayment sources are directly related to real estate activities have been negatively impacted by the downturn in the local real estate market, especially during the last six months of 2007.

During the fourth quarter 2007, the Company expected to successfully resolve several larger nonperforming and performing but weaker credits based on our discussions with the borrowers and other involved parties.  However, the

F -  31
The Savannah Bancorp, Inc. - 2007 Annual Report

Bluffton/HHI real estate market continued to slow during November and December and several of the larger loans moved from a current, or slightly past due status, to nonperforming status during this period.  Experienced internal risk management and special asset personnel and resources were identified and given the responsibility to minimize losses during the workout and resolution of these loans.

During November and December, extensive internal loan review procedures and analyses were performed on approximately $135 million of portfolio loans that were nearly all secured by real estate and originated in the Bluffton/HHI market.  These loans include approximately $60 million of loans in Savannah’s loan portfolio. The additional fourth quarter loan loss provision of $2.6 million was divided equally between the allowance for loan losses for Savannah and Harbourside.  Fourth quarter charge-offs remained relatively low as the loans had not made it through the workout or foreclosure process.

Higher risk characteristics were identified, primarily in the speculative and non-owner occupied Bluffton/HHI residential real estate loans that were originated in 2004-2006 in a much stronger real estate market.  Many of the loans are not currently delinquent or past due but are now properly graded so that the appropriate attention can be provided.  Management believes that adequate provisions and allowances for loan losses have been recorded in accordance with recently expanded regulatory guidance that became effective in 2007.

If the allowance for loan losses had changed by five percent, the effect on net income would have been approximately $396,000.  If the allowance had to be increased by this amount, it would not have changed the Subsidiary Banks’ status as well-capitalized financial institutions.

Changes in the allowance for loan losses from 2003 through 2007 are summarized as follows:

($ in thousands)	2007	2006	2005	2004	2003
Balance at the beginning of the year	$ 8,954	$ 7,813	$ 6,389	$ 5,067	$ 4,373
Charge-offs – commercial	(150)	-	(22)	(143)	(161)
Charge-offs – consumer	(103)	(125)	(82)	(112)	(112)
Charge-offs – real estate	(621)	(381)	(48)	-	(122)
Charge-offs – total	(874)	(506)	(152)	(255)	(395)
Recoveries – commercial	6	6	7	26	7
Recoveries – consumer	43	54	53	68	70
Recoveries – real estate	60	2	16	33	12
Recoveries – total	109	62	76	127	89
Net charge-offs	(765)	(444)	(76)	(128)	(306)
Provision for loan losses	4,675	1,585	1,500	1,450	1,000
Balance at the end of the year	$ 12,864	$ 8,954	$ 7,813	$ 6,389	$ 5,067
Ratio of net charge-offs to average loans	0.10%	0.07%	0.01%	0.03%	0.09%

The allowance for loan losses is allocated by loan category based on management's assessment of risk within the various categories of loans.  Loans are segregated by category and by credit risk rating within each category.  The allowance for loan losses is allocated to each category by applying reserve percentages to each category.  These percentages are based upon management's assessment of risk inherent within each category and the historical and anticipated loss rates within each category.

F -  32
The Savannah Bancorp, Inc. - 2007 Annual Report

The Company’s allocation of the allowance for loan losses is presented in the following table:

($ in thousands)	2007	2006	2005	2004	2003
Commercial	$ 750	$ 900	$ 700	$ 650	$ 600
Real estate-construction
and development	4,150	4,350	3,750	2,750	1,650
Real estate-mortgage	6,750	2,350	1,900	1,750	1,300
Consumer	200	400	350	400	400
Unallocated	1,014	954	1,113	839	1,117
Total allowance for
loan losses	$ 12,864	$ 8,954	$ 7,813	$ 6,389	$ 5,067

The composition of the loan portfolio as a percentage of total loans is presented below:

Loan Categories	2007	2006	2005	2004	2003
Commercial	8.8%	8.0%	7.4%	7.3%	11.1%
Real estate-construction
and development	16.6	23.1	23.6	19.4	13.4
Real estate-mortgage	72.3	66.6	66.7	69.9	71.1
Consumer	2.3	2.3	2.3	3.4	4.4
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

F -  33
The Savannah Bancorp, Inc. - 2007 Annual Report

Results of Operations

2007 Compared with 2006

Net income for 2007 was $7,636,000, a decrease of 24 percent from $10,002,000 in 2006.  Net income per diluted share was $1.29 and $1.70 in 2007 and 2006, respectively.  Higher interest income resulting from solid growth in interest-earning assets was offset by higher interest expense on interest-bearing liabilities and a much higher provision for loan losses as discussed in the previous section.  Return on average equity was 10.68 percent, return on average assets was 0.88 percent and the efficiency ratio was 56.09 percent in 2007.

Average interest-earning assets increased 13 percent to $831 million in 2007 from $734 million in 2006.  Net interest income was $32,976,000 in 2007 compared to $32,452,000 in 2006, an increase of $524,000 or 1.6 percent.  Average loans were $754 million for 2007, 14 percent higher when compared to $659 million in 2006.  The net interest margin decreased to 3.99 percent in 2007 from 4.44 percent in 2006.  As shown in Table 8, the decline in net interest margin was primarily due to the rise in deposit and other borrowing costs over the prior 12 months and changes in the deposit mix.  The increase in the yield on interest-earning assets was more than offset by increasing costs of interest-bearing liabilities.  As shown in Table 7, the Company’s balance sheet is asset-sensitive since the interest-earning assets reprice faster than interest-bearing liabilities.  Rising interest rates favorably impact the net interest margin of an asset-sensitive balance sheet and falling rates adversely impact the net interest margin.  However, when the prime rate stops decreasing, the interest rates on time deposits, certain non-maturity deposits and other funding sources will continue to decline due to the re-pricing lag associated with those liabilities.

The provision for loan losses was $4,675,000 for 2007, compared to $1,585,000 for 2006.  Changes in the provision are impacted as discussed in detail under the "Allowance for Loan Losses" section above.  Loan growth was $88 million in 2007, primarily in real estate-secured loans, compared to $107 million in 2006.  The higher provision for loan losses in 2007 as compared to 2006 is attributable to significantly higher nonperforming loans resulting from a weaker overall real estate market, higher interest rates and much tighter availability of funding for larger residential real estate loans.

Noninterest income was $4,709,000 in 2007 compared to $4,303,000 in 2006, an increase of $406,000, or 9.4 percent.  Trust and investment management fees were $855,000 higher, but were offset by lower mortgage related income and service charges on deposit accounts.  Mortgage banking related income, net of direct origination costs, was $615,000 in 2007 compared to $886,000 for the same period in 2006, a decrease of $271,000 or 31 percent.  The mortgage related income was impacted negatively by lower mortgage origination volumes resulting from slowing residential real estate sales, higher credit standards in the secondary market for borrowers and higher mortgage loan rates, particularly on larger loans.

Noninterest expense was $21,139,000 in 2007 compared to $19,953,000 in 2006, an increase of $1,186,000, or 5.9 percent.  The increase included four months of Minis & Co., Inc. expenses of $455,000 in 2007.  Salaries and employee benefits increased $994,000 or 9.2 percent.  Occupancy, equipment and information technology expenses increased approximately $465,000, or 11 percent.  Other operating expense decreased $273,000, or 5.9 percent, primarily due to nonrecurring pre-opening expenses related to the opening of Harbourside in 2006 and nonrecurring first year Sarbanes-Oxley costs incurred in the first quarter 2006.

Income tax expense was $4,235,000 in 2007 and $5,215,000 in 2006.  The combined effective federal and state tax rates were 35.7 percent and 34.3 percent in 2007 and 2006, respectively.  The increase was primarily due to lower tax-exempt income for state tax purposes in 2007 and tax benefits related to the exercise and sale of incentive stock options in 2006.  The Company has never recorded a valuation allowance against deferred tax assets.  All significant deferred tax assets are considered to be realizable due to expected future taxable income.

F -  34
The Savannah Bancorp, Inc. - 2007 Annual Report

2006 Compared with 2005

Net income in 2006 was $10,002,000, up 11 percent from $9,040,000 in 2005.  Net income per diluted share was $1.70 in 2006 compared to $1.63 per share in 2005, an increase of 4.3 percent. The earnings increase is primarily attributable to growth in interest-earning assets and a higher net interest margin partially offset by higher expenses and lower noninterest income.  Net income for 2006 includes after tax stock-based compensation expense of $191,000 or $0.03 per diluted share in 2006 and none in 2005.  Average outstanding diluted shares increased 345,000, or 6.2 percent, in 2006 compared with 2005.  The increase in average shares outstanding resulted from the private placement sale of 397,000 shares in August 2005 and additional shares being issued upon exercise of stock options. Return on average equity was 16.19 percent and return on average assets was 1.30 percent.  The efficiency ratio was 54.29 percent in 2006.  Prior period per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

Average interest-earning assets for 2006 increased 12 percent to $734 million in 2006 from $656 million in 2005.  Net interest income was $32,452,000 in 2006 compared to $27,679,000 in 2005, an increase of $4,773,000 or 17 percent.  Average loans were $659 million in 2006, 17 percent higher when compared to $565 million in 2005.  The net interest margin increased to 4.44 percent in 2006 from 4.25 percent in 2005.  As shown in Table 9, the increase in the net interest margin was primarily due to the rise in loan rates and increases in equity and noninterest-bearing deposits.

The provision for loan losses was $1,585,000 for 2006, compared to $1,500,000 in 2005. Loan growth was $107 million in 2006, primarily in real estate-secured loans, compared to $114 million in loan growth in 2005.  Net charge-offs of $444,000 in 2006 as compared to $76,000 in 2005 are the primary reason for the higher provision for loan losses in 2006.

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

F -  35
The Savannah Bancorp, Inc. - 2007 Annual Report

Financial Condition and Capital Resources

Balance Sheet Activity

The major changes in the Company’s assets and liabilities for the current and prior period are shown in the consolidated statements of cash flows.  Average total assets increased 13 percent to $869 million in 2007 from $770 million in 2006.  Total assets were $932 million and $844 million at December 31, 2007 and 2006, respectively, an increase of 10 percent.  The increase in loans of $88 million in 2007 was funded primarily by $57 million in deposit growth and $30 million in additional short-term borrowings.

The Company has classified all investment securities as available for sale.  Lower short-term interest rates resulted in an overall net unrealized gain in the investment portfolio.  The unrealized gain or loss amounts are recorded in shareholders’ equity as accumulated other comprehensive income (loss), net of tax.

The Harbourside expansion impacts the funding sources, capital requirements and liquidity of the Company.  Historically, deposits at the Subsidiary Banks have been obtained from local customers, but funding sources have been expanded to include non-local deposits and more frequent use of short-term advances from the FHLB.  Total deposits included brokered time deposits and institutional money market accounts of $127 million at December 31, 2007 and $111 million at December 31, 2006.

Loans

The following table shows the composition of the loan portfolio at December 31, 2007 and 2006, including a more detailed breakdown of real estate secured loans by collateral type and purpose.  Certain prior year balances have been reclassified to conform to the current year presentation.

Table 6 - Loan Concentrations

($ in thousands)	2007	% of Total	2006	% of Total	% Change ($)
Non-residential real estate
Owner-occupied	$ 118,714	15	$ 90,848	13	31
Non owner-occupied	118,904	15	98,032	14	21
Construction	33,923	4	22,128	3	53
Commercial land and lot development	38,127	5	35,610	5	7
Total non-residential real estate	309,668	39	246,618	35	26
Residential real estate
Owner-occupied – 1-4 family	83,828	10	87,965	12	5
Non owner-occupied – 1-4 family	114,992	14	68,397	10	68
Construction	57,541	7	110,412	15	(48)
Residential land and lot development	109,718	14	93,060	12	18
Home equity lines	43,322	5	40,794	6	6
Total residential real estate	409,401	50	400,628	55	2
Total real estate loans	719,069	89	647,246	90	11
Commercial	71,370	9	57,737	8	24
Consumer	18,692	2	16,628	2	12
Unearned fees, net	(480)	-	(693)	-	(31)
Total loans, net of unearned fees	$ 808,651	100	$ 720,918	100	12

F -  36
The Savannah Bancorp, Inc. - 2007 Annual Report

Capital Resources

The Office of the Comptroller of the Currency and Office of Thrift Supervision have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required.  In addition, the FDIC assesses FDIC insurance premiums based on certain “well-capitalized” risk-based and equity capital ratios.  As of December 31, 2007, the Subsidiary Banks and the Company exceeded the minimum requirements necessary to be classified as “well-capitalized.”

Total equity capital for the Company was $76.3 million, or 8.18 percent of total assets, at December 31, 2007.  Tier 1 capital was 10.49 percent of risk-weighted assets at the same date.  Tier 1 capital at December 31, 2007 includes $10.0 million of trust preferred debt issued by the Company’s nonconsolidated subsidiaries.

Under Federal Reserve Bank holding company capital regulations, trust preferred debt qualifies for Tier 1 capital treatment up to a limit of 25 percent of tangible equity capital plus trust preferred debt.  All of the Company’s trust preferred debt qualifies as Tier 1 capital.  At December 31, 2007, the Company has the capacity to issue approximately $14 million in additional qualifying trust preferred debt which would qualify as Tier 1 capital.

The Company has a $5,000,000 line of credit through a correspondent bank, of which none was advanced at December 31, 2007.  The primary purpose of the line is to provide access to funds that can be used for short-term corporate needs.  The borrowing facility is available through September 20, 2008 at which time any outstanding indebtedness is due and payable in full.  Advances on the line are subject to the Company certifying compliance with covenants and conditions specified in the agreement.  The covenants include customary performance items and a negative pledge agreement on the stock of Savannah.  The Company may not pledge the stock of Savannah for any other indebtedness or purpose without the express written consent of the lender.

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

During 2007, portfolio loans increased $88 million to $809 million and deposits increased $57 million to $764 million.  The loan to deposit ratio was 106 and 102 percent at December 31, 2007 and 2006, respectively.  Average loan growth in 2007 was 15 percent.  Average deposit growth in 2007 was 13 percent.

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

The Subsidiary Banks have Blanket Floating Lien Agreements with the FHLB.  Under these agreements, the Subsidiary Banks have credit lines up to 80 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans and up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit and second mortgage residential loans.  The Subsidiary Banks individual borrowing limits range from 10 to 25 percent of assets.  In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $131.5 million of which $53.0 million was advanced at December 31, 2007.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  The Subsidiary Banks also have conditional federal funds borrowing lines available from correspondent banks that management believes can provide up to $20 million of funding needs for 30-60 days.  Savannah and Bryan have been approved to access the FRB discount window to borrow on a secured basis at 100 basis points over the Federal Funds Target Rate.  The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested.

F -  37
The Savannah Bancorp, Inc. - 2007 Annual Report

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

The Company’s cash flow, maturity and repricing gap at December 31, 2007 was $61 million at one year, or 6.9 percent of total interest-earning assets.  At December 31, 2006 the gap at one year was $81 million, or 10 percent of total interest-earning assets.  Interest-earning assets with maturities over five years totaled approximately $49.9 million, or 5.7 percent of total interest-earning assets.  See Table 7 for cash flow, maturity and repricing gap. The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income.  However, interest-earning assets with maturities and/or repricing dates over five years may include significant rate risk and market value of equity concerns in the event of significant interest rate increases.

The Company is asset-sensitive within one year.  The decreases in the prime rate from 8.25 percent to 7.25 percent during the latter part of 2007 and the level of nonaccrual loans have negatively impacted net interest income and net interest margin.  Increased funding costs more than offset the overall increases in interest-earning assets resulting in net interest margin compression in 2007.

Since June 2005, the Company has implemented various strategies to reduce the Company’s asset-sensitive position, primarily through the use of short maturity funding sources and hedging strategies such as interest rate floors, collars and swaps.  During 2005, Savannah entered into a five year prime rate-based floor transaction with a notional amount of $35 million and a 6 percent strike rate.  Also in 2005, Savannah and Bryan entered into a five year prime rate-based collar with a notional amount of $40 million that includes a 6 percent floor and 9 percent cap rate and a $50 million interest rate swap, fully hedged by floating rate loans, in which they receive 7.645 percent fixed rate and pay a variable rate at the prime rate.  In 2008 the Company terminated $25 million of their interest rate swap position for a gain of $966,000 which will be amortized into interest income on a straight-line basis over the remaining life of the swap.  These actions have reduced the Company’s exposure to falling interest rates.

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

Off-Balance Sheet Arrangements

In order to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risks in the normal course of business.  At December 31, 2007, the Company had unfunded commitments to extend credit of $136 million and outstanding stand-by letters of credit of $7.9 million.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments.  Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

F -  38
The Savannah Bancorp, Inc. - 2007 Annual Report

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

* The effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

* Inflation, interest rate, market and monetary fluctuations;

* Adverse conditions in the stock market and other capital markets and the impact of those conditions on our capital markets and capital management activities, including our investment and wealth management advisory businesses;

* Changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which the Company is perceived in such markets;

* The effects of harsh weather conditions, including hurricanes;

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

* The limited trading activity or our common stock;

* The effects of our lack of a diversified loan portfolio, including the risks of geographic concentrations;

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
F -  39
The Savannah Bancorp, Inc. - 2007 Annual Report

Table 7 - Cash Flow/Maturity Gap and Repricing Data

The following is the cash flow/maturity and repricing data for the Company as of December 31, 2007:

($ in thousands)		0 - 3	3 - 12	1 - 3	3 - 5	Over 5
	Immediate	Months	Months	Years	Years	Years	Total
Interest-earning assets
Investment securities	$ -	$ 6,957	$ 8,500	$ 20,090	$ 9,047	$ 15,647	$ 60,241
Interest-bearing deposits	20,148	-	-	-	-	-	20,148
Federal funds sold	4,435	-	-	-	-	-	4,435
Loans held for sale	-	180	-	-	-	-	180
Loans - fixed rates	-	51,274	134,338	152,902	35,659	32,525	406,698
Loans - variable rates	-	358,679	12,744	5,447	8,723	1,697	387,290
Total interest-earning assets	24,583	417,090	155,582	178,439	53,429	49,869	878,992
Interest-bearing liabilities
NOW and savings **	-	7,203	14,407	36,018	43,221	43,221	144,070
Money market accounts **	-	66,749	45,240	25,851	38,775	-	176,615
Time deposits	-	138,894	180,798	27,642	7,461	235	355,030
Short-term borrowings	51,857	18,742	-	-	-	-	70,599
FHLB advances - long-term	-	1,078	676	1,062	11	146	2,973
Subordinated debt	-	10,310	-	-	-	-	10,310
Total interest-bearing liabilities	51,857	242,976	241,121	90,573	89,468	43,602	759,597
GAP-Excess assets (liabilities)	(27,274)	174,114	(85,539)	87,866	(36,039)	6,267	119,395
GAP-Cumulative	$ (27,274)	$ 146,840	$ 61,301	$ 149,167	$ 113,128	$ 119,395	$ 119,395
Cumulative sensitivity ratio *	0.47	1.50	1.11	1.24	1.16	1.16	1.16

*   Cumulative interest-earning assets / cumulative interest-bearing liabilities

** Repricing of NOW, savings and money market accounts based on estimated percentages of market interest rate changes.

Note – At December 31, 2007 the Company had unfunded loan commitments and unfunded lines of credit totaling $136 million.  The Company believes the likelihood of these commitments either being totally funded or funded at the same time is low.  However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $78 million.  Additionally, further sources of funding include brokered time deposits and certain other non-local deposits.

F -  40
The Savannah Bancorp, Inc. - 2007 Annual Report

Table 8 - Average Balance Sheet and Rate/Volume Analysis - 2007 and 2006
The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2007 and 2006.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2007	2006	2007	2006		2007	2006	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 6,958	$ 5,969	4.97	4.91	Interest-bearing deposits	$ 346	$ 293	$ 53	$ 4	$ 49
56,851	48,190	5.01	4.47	Investments - taxable	2,848	2,153	695	260	435
2,059	2,410	7.33	7.47	Investments - non-taxable	151	180	(29)	(3)	(26)
9,243	11,309	5.11	4.93	Federal funds sold	472	557	(85)	20	(105)
1,299	7,842	7.54	7.12	Loans held for sale	98	558	(460)	33	(493)
754,490	658,750	7.89	7.83	Loans (c)	59,499	51,606	7,893	395	7,498
830,900	734,470	7.63	7.54	Total interest-earning assets	63,414	55,347	8,067	661	7,406
38,126	35,447			Noninterest-earning assets
$869,026	$769,917			Total assets

				Liabilities and equity
				Deposits
$114,053	$ 95,138	2.00	1.32	NOW accounts	2,279	1,254	1,025	647	378
17,831	19,104	0.99	0.99	Savings accounts	176	190	(14)	-	(14)
167,887	135,736	4.27	3.75	Money market accounts	7,164	5,093	2,071	706	1,365
131,553	105,220	5.35	4.68	CDs, $100M or more	7,020	4,927	2,093	694	1,399
74,234	81,084	4.83	3.98	CDs, broker	3,605	3,225	380	714	(334)
122,752	106,093	5.03	4.39	Other time deposits	6,171	4,653	1,518	679	839
628,310	542,375	4.20	3.57	Total interest-bearing deposits	26,415	19,342	7,073	3,417	3,656
7,833	15,770	5.27	4.93	FHLB advances – long-term	413	778	(365)	54	(419)
52,796	36,175	4.95	4.98	Short-term borrowings	2,612	1,802	810	(11)	821
10,310	10,310	8.17	7.90	Subordinated debt	842	815	27	28	(1)
				Total interest-bearing
699,249	604,630	4.33	3.76	liabilities	30,282	22,737	7,545	3,446	4,099
91,367	96,113			Noninterest-bearing deposits
6,894	7,408			Other liabilities
71,516	61,766			Shareholders' equity
$869,026	$769,917			Liabilities and equity
		3.30	3.78	Interest rate spread
		3.99	4.44	Net interest margin
				Net interest income	$ 33,132	$ 32,610	$ 522	$(2,785)	$ 3,307
$131,651	$129,840			Net earning assets
$719,677	$638,488			Average deposits
		3.67	3.03	Average cost of deposits
105%	103%			Average loan to deposit ratio

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities.  Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment of $156 in 2007 and $158 in 2006 results from tax exempt income less non-deductible TEFRA interest expense.
(c) Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.

F -  41
The Savannah Bancorp, Inc. - 2007 Annual Report

Table 9 - Average Balance Sheet and Rate/Volume Analysis - 2006 and 2005
The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2006 and 2005.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2006	2005	2006	2005		2006	2005	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 5,969	$ 14,747	4.91	3.21	Interest-bearing deposits	$ 293	$ 473	$ (180)	$ 251	$ (431)
48,190	36,999	4.47	4.02	Investments - taxable	2,153	1,489	664	166	498
2,410	4,301	7.47	6.93	Investments - non-taxable	180	298	(118)	23	(141)
11,309	11,421	4.93	3.29	Federal funds sold	557	376	181	187	(6)
7,842	23,033	7.12	5.80	Loans held for sale	558	1,335	(777)	304	(1,081)
658,750	565,131	7.83	6.83	Loans (c)	51,606	38,573	13,033	5,651	7,382
734,470	655,632	7.54	6.49	Total interest-earning assets	55,347	42,544	12,803	6,884	5,919
35,447	29,531			Noninterest-earning assets
$769,917	$685,163			Total assets

				Liabilities and equity
				Deposits
$ 95,138	$ 89,963	1.32	0.77	NOW accounts	1,254	697	557	495	62
19,104	20,020	0.99	0.93	Savings accounts	190	187	3	12	(9)
135,736	104,023	3.75	2.35	Money market accounts	5,093	2,443	2,650	1,456	1,194
105,220	76,661	4.68	3.45	CDs, $100M or more	4,927	2,642	2,285	943	1,342
81,084	112,347	3.98	3.24	CDs, broker	3,225	3,640	(415)	831	(1,246)
106,093	84,479	4.39	3.27	Other time deposits	4,653	2,764	1,889	946	943
542,375	487,493	3.57	2.54	Total interest-bearing deposits	19,342	12,373	6,969	5,021	1,948
15,770	20,669	4.93	4.88	FHLB advances – long-term	778	1,009	(231)	10	(241)
36,175	24,276	4.98	2.78	Short-term borrowings	1,802	675	1,127	534	593
10,310	10,310	7.90	6.03	Subordinated debt	815	622	193	193	-
				Total interest-bearing
604,630	542,748	3.76	2.70	liabilities	22,737	14,679	8,058	5,753	2,305
96,113	89,386			Noninterest-bearing deposits
7,408	5,601			Other liabilities
61,766	47,428			Shareholders' equity
$769,917	$685,163			Liabilities and equity
		3.78	3.79	Interest rate spread
		4.44	4.25	Net interest margin
				Net interest income	$ 32,610	$ 27,865	$ 4,745	$1,131	$ 3,614
$129,840	$112,884			Net earning assets
$638,488	$576,879			Average deposits
		3.03	2.14	Average cost of deposits
103%	98%			Average loan to deposit ratio
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

The Savannah Bancorp, Inc. - 2007 Annual Report