Form 10-K, Exhibit 13
period 2008-12-31
SAVANNAH BANCORP INC
filed 2009-03-16
CIK 860519

Exhibit 13
The Savannah Bancorp, Inc. and Subsidiaries
Financial Statement Section
Index

The Savannah Bancorp, Inc. - 2008 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Savannah Bancorp, Inc. and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009, expressed an unqualified opinion.

/s/ Mauldin & Jenkins, LLC

Albany, Georgia
March 13, 2009

The Savannah Bancorp, Inc. - 2008 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:

We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows of The Savannah Bancorp, Inc. and its subsidiaries for the year ended December 31, 2006.  These consolidated financial statements are the responsibility of The Savannah Bancorp, Inc.’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of The Savannah Bancorp, Inc. and its subsidiaries for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman, LLP

Atlanta, Georgia
March 8, 2007

The Savannah Bancorp, Inc. - 2008 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)

	December 31,
	2008	2007
Assets
Cash and due from banks	$ 15,088	$ 12,721
Federal funds sold	9,701	4,435
Interest-bearing deposits in banks	3,312	20,148
Cash and cash equivalents	28,101	37,304
Securities available for sale, at fair value (amortized
cost of $79,447 and $60,241)	81,619	61,057
Loans held for sale	291	180
Loans, net of allowance for loan losses of $13,300 and $12,864	851,674	795,787
Premises and equipment, net	11,107	6,830
Other real estate owned	8,100	2,112
Bank-owned life insurance	6,216	5,985
Goodwill and other intangible assets, net	2,642	2,806
Other assets	17,534	20,398
Total assets	$ 1,007,284	$ 932,459

Liabilities
Deposits:
Noninterest-bearing	$ 82,723	$ 88,503
Interest-bearing demand	128,965	127,902
Savings	14,370	16,168
Money market	199,194	176,615
Time deposits	406,763	355,030
Total deposits	832,015	764,218
Short-term borrowings	67,787	70,599
Federal Home Loan Bank advances – long-term	10,169	2,973
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Other liabilities	6,071	8,087
Total liabilities	926,352	856,187

Commitments and contingencies (Notes 15 and 18)

Shareholders' equity
Preferred stock, par value $1 per share:
authorized 10,000,000 shares, none issued	-	-
Common stock, par value $1 per share: authorized
20,000,000 shares; issued 5,933,789 and 5,923,797 shares	5,934	5,924
Additional paid-in capital	38,516	38,279
Retained earnings	33,552	30,512
Treasury stock, 318 shares	(4)	(4)
Accumulated other comprehensive income, net	2,934	1,561
Total shareholders' equity	80,932	76,272
Total liabilities and shareholders' equity	$ 1,007,284	$ 932,459

The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2008 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
($ in thousands, except per share data)

	For the Years Ended December 31,
	2008	2007	2006
Interest and dividend income
Loans, including fees	$ 53,259	$ 59,435	$ 51,541
Loans held for sale	60	98	558
Investment securities:
Taxable	2,803	2,594	1,912
Tax-exempt	87	95	123
Dividends	191	218	205
Federal funds sold	133	472	557
Deposits with banks	149	346	293
Total interest and dividend income	56,682	63,258	55,189
Interest expense
Deposits	21,842	26,415	19,342
Short-term borrowings	1,661	2,612	1,802
Federal Home Loan Bank advances	294	413	778
Subordinated debt	642	842	815
Total interest expense	24,439	30,282	22,737
Net interest income	32,243	32,976	32,452
Provision for loan losses	6,000	4,675	1,585
Net interest income after provision for loan losses	26,243	28,301	30,867
Noninterest income
Trust and asset management fees	2,832	1,513	658
Service charges on deposit accounts	1,881	1,383	1,526
Mortgage related income, net	295	615	886
Other operating income	1,216	1,242	1,233
Gain on hedges	1,288	-	-
Gain on sale of securities	163	-	-
Total noninterest income	7,675	4,753	4,303
Noninterest expense
Salaries and employee benefits	13,584	11,846	10,852
Occupancy and equipment	3,884	3,294	2,920
Information technology	1,633	1,616	1,525
Amortization of client list	144	48
Loss on sale of other real estate owned	142	44	-
Other operating expense	5,355	4,335	4,656
Total noninterest expense	24,742	21,183	19,953
Income before income taxes	9,176	11,871	15,217
Income tax expense	3,170	4,235	5,215
Net income	$ 6,006	$ 7,636	$ 10,002
Net income per share:
Basic	$ 1.01	$ 1.31	$ 1.73
Diluted	$ 1.01	$ 1.29	$ 1.70
Dividends per share	$ 0.50	$ 0.48	$ 0.45
Average basic shares (000s)	5,930	5,850	5,765
Average diluted shares (000s)	5,947	5,922	5,876
The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2008 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
 ($ in thousands, except share data)

	For the Years Ended December 31,
	2008	2007	2006
Common shares issued
Shares, beginning of year	5,923,797	5,781,381	4,591,339
Common stock issued	6,211	78,006	-
Stock split / dividend	-	-	1,155,564
Exercise of options	3,781	64,410	34,478
Shares, end of year	5,933,789	5,923,797	5,781,381
Treasury shares owned
Shares, beginning of year	318	318	267
Stock split / dividend or issuance	-	-	63
Stock options exercised	-	-	(12)
Shares, end of year	318	318	318
Common stock
Balance, beginning of year	$ 5,924	$ 5,781	$ 4,591
Common stock issued	6	78	-
Stock split / dividend	-	-	1,156
Stock options exercised	4	65	34
Balance, end of year	5,934	5,924	5,781
Additional paid-in capital
Balance, beginning of year	38,279	35,747	36,257
Common stock issued, net of issuance costs	68	1,702	-
Stock split / dividend	-	-	(1,156)
Stock-based compensation expense, net	137	147	191
Stock options exercised	32	683	272
Tax benefit of option exercises and expense	-	-	183
Balance, end of year	38,516	38,279	35,747
Retained earnings
Balance, beginning of year	30,512	25,681	18,272
Net income	6,006	7,636	10,002
Dividends paid	(2,966)	(2,805)	(2,593)
Balance, end of year	33,552	30,512	25,681
Treasury stock
Balance, beginning of year	(4)	(4)	(4)
Stock options exercised	-	-	-
Balance, end of year	(4)	(4)	(4)
Accumulated other comprehensive income (loss), net
Balance, beginning of year	1,561	(631)	(573)
Change in unrealized gains/losses on securities
available for sale, net of tax	842	662	178
Change in fair value of derivative instruments, net of tax	531	1,530	(236)
Balance, end of year	2,934	1,561	(631)
Total shareholders' equity	$ 80,932	$ 76,272	$ 66,574

The accompanying notes are an integral part of these consolidated financial statements.

See Note 1 for other comprehensive income disclosures.

The Savannah Bancorp, Inc. - 2008 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
($ in thousands)	2008	2007	2006
Operating activities
Net income	$ 6,006	$ 7,636	$ 10,002
Adjustments to reconcile net income to cash
provided by operating activities:
Provision for loan losses	6,000	4,675	1,585
Loans originated for sale	(10,255)	(24,834)	(34,195)
Proceeds from sale of loans originated for sale	10,202	25,715	44,067
Net (accretion) amortization of securities	(95)	(122)	29
Depreciation and amortization	1,383	1,118	976
Accretion of gain on termination of derivatives	(2,670)	-	-
Proceeds from termination of derivatives	3,225	-	-
Non cash stock-based compensation expense	221	184	299
Decrease (increase) in deferred income taxes, net	621	(677)	(728)
Gain on sale of loans and securities, net	(221)	(147)	(313)
Loss on sale of foreclosed assets	142	44	-
Write-down of other real estate owned	86	-	-
Equity in net income of nonconsolidated subsidiary	(94)	(89)	(109)
Increase in CSV of bank-owned life insurance policies	(231)	(225)	(209)
Change in other assets and other liabilities, net	1,209	3,232	(5,281)
Net cash provided by operating activities	15,529	16,510	16,123
Investing activities
Activity in available for sale securities
Purchases	(44,616)	(29,356)	(20,380)
Sales	5,248	-	-
Maturities and calls	20,420	23,400	11,161
Loan originations and principal collections, net	(71,955)	(90,451)	(110,040)
Proceeds from sale of other real estate owned	3,852	342	1,800
Investment in low income housing tax credits	-	(2,000)	-
Distribution from nonconsolidated subsidiary	350	-	1,300
Purchase of consolidated subsidiary	-	(1,901)	-
Additions to premises and equipment	(5,516)	(1,450)	(2,376)
Net cash used in investing activities	(92,217)	(101,416)	(118,535)
Financing activities
Net (decrease) increase in noninterest-bearing deposits	(5,780)	(12,653)	8,074
Net increase in interest-bearing deposits	73,577	70,047	98,240
Net (decrease) increase in short-term borrowings to repurchase and federal funds purchased	(2,812)	29,912	20,785
Net increase (decrease) in FHLB advances – long-term	7,196	(10,336)	(7,167)
Payment on note payable	(1,840)	-	(479)
Dividends paid	(2,966)	(2,805)	(2,593)
Exercise of options and issuance of common stock	110	748	381
Net cash provided by financing activities	67,485	74,913	117,241
(Decrease) increase in cash and cash equivalents	(9,203)	(9,993)	14,829
Cash and cash equivalents, beginning of year	37,304	47,297	32,468
Cash and cash equivalents, end of year	$ 28,101	$ 37,304	$ 47,297

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest on deposits and other borrowings	$ 25,920	$ 29,865	$ 22,115
Income taxes	2,595	5,560	6,038
Non cash investing activity:
Transfer to other real estate owned from loans	(10,068)	(1,953)	(2,735)
Increase in unrealized gains/losses on investment
securities available for sale, net of tax	842	662	178
Increase (decrease) in unrealized gains/losses on
derivatives, net of tax	531	1,530	(236)
The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. (“the Company”) and its wholly-owned subsidiaries, The Savannah Bank, N.A. (“Savannah”), Bryan Bank & Trust (“Bryan”), Harbourside Community Bank (“Harbourside”) and Minis & Co., Inc. (“Minis”), a registered investment advisory firm acquired on August 31, 2007.  The Company formed a new subsidiary, SAVB Holdings, LLC (“SAVB Holdings”), in the third quarter 2008 for the purpose of holding problems loans and other real estate.  The three bank subsidiaries, together, are referred to as the “Subsidiary Banks”.  All significant intercompany balances and transactions have been eliminated in consolidation.  Certain prior year balances have been reclassified to conform to the current year presentation.

Nature of Operations - The Company is a holding company that owns three banks and a registered investment advisory firm.  Through the subsidiaries, the Company offers a full range of lending, deposit, residential mortgage origination, fiduciary, trust and investment advisory products.  The primary service area of the Company is the city of Savannah, Georgia, surrounding Chatham County, Richmond Hill, Georgia (20 miles south of downtown Savannah), Bryan County, Hilton Head Island, South Carolina and southern Beaufort County.  In 2005, the Company formed a nonconsolidated subsidiary, SAVB Properties, LLC, which purchased a 50 percent interest in two real estate partnerships that own the Company’s headquarters building and the adjacent parking lot.  This investment is accounted for using the equity method of accounting.  Minis was acquired on August 31, 2007 and additional information regarding the acquisition is included in Note 2.  In the third quarter of 2008, the Company hired lenders in the Brunswick / St. Simons Island, Georgia market and opened a loan production office.

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

Securities available for sale are reviewed quarterly for possible other than temporary impairment. The review includes an analysis of the facts and circumstances of each individual investment such as the severity of loss, the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer and management’s intent and ability to hold the security to recovery.

Loans Held For Sale - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.  In estimating fair value, consideration is given to commitments from investors and prevailing market prices.  Loan origination fees applicable to mortgage loans held for sale, net of certain direct origination costs, are deferred and recognized as an adjustment to the related gain or loss on subsequent sale of the loan.  In 2008, the Company discontinued the origination of mortgage loans on a correspondent basis and is now exclusively brokering mortgage loans.

The Savannah Bancorp, Inc. - 2008 Annual Report

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

The allowance consists of specific and general reserve components.  The specific component relates to loans that are deemed to be impaired.  For such loans that are classified as impaired, an allowance is established when the discounted cash flows (or value of related collateral or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers doubtful or substandard loans not considered impaired and non-classified loans.  The general reserve components are based on historical loss experience adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.  Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.  Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.  Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  Management charges down the loan or establishes a valuation allowance when management determines the value is less than the carrying amount.

The Savannah Bancorp, Inc. - 2008 Annual Report

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

Other Real Estate Owned - Assets acquired through loan foreclosure are held for sale and are initially recorded at fair value less estimated disposal costs at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated disposal costs.  Valuation allowances are established when subsequent valuations are less than current carrying amounts.  Expenses from operations and changes in the valuation allowance and net expenses from holding these assets are included in noninterest expense.

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

Intangible Assets - Intangible assets include goodwill and other identifiable assets, such as customer lists, resulting from our acquisition of Minis.  Customer list intangibles are amortized on a straight-line basis over an estimated useful life of ten years and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.  Goodwill is not amortized but tested annually for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit.  Examples of such events or circumstances include adverse change in operations, legal factors, business climate, unanticipated competition, change in regulatory environment, or loss of key personnel.

The intangible assets were tested for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” as of August 31, 2008.  There was no impairment noted.

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

(amounts in thousands)
Years Ended December 31,	2008	2007	2006
Average number of common shares outstanding - basic	5,930	5,850	5,765
Effect of dilutive options	17	72	111
Average number of common shares outstanding - diluted	5,947	5,922	5,876

Stock option shares in the amount of 192,022, 102,602 and 10,716 for the years ended 2008, 2007 and 2006, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities - SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended and interpreted, establishes accounting and reporting standards for derivatives and hedging activities.  As required by SFAS 133, the Company records all derivatives at fair value on the balance sheet as either other assets or other liabilities.  The Company uses derivative instruments including interest rate collars as part of its overall asset and liability duration and interest rate risk management strategy.  These instruments enable the Company to manage desired asset and liability duration and to reduce exposure to interest rate movements.

Other Comprehensive Income (Loss) - Comprehensive income (loss) is the change in the Company’s equity during the period from transactions and other events and circumstances from non-owner sources.

($ in thousands)	2008	2007	2006
Net income	$ 6,006	$ 7,636	$ 10,002
Change in unrealized gains/losses on
securities available for sale, net of tax	842	662	178
Change in fair value of derivative
instruments, net of tax	531	1,530	(236)
Other comprehensive income	$ 7,379	$ 9,828	$ 9,944

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

In 2005, shareholders approved the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (“2005 Omnibus Plan”) and authorized 250,000 option or restricted shares to be available for issuance.  The total number of remaining options or awards available for issuance at December 31, 2008 under the 2005 Omnibus Plan was 148,271 shares of common stock.  Options granted under both plans have a term of ten years and generally become fully vested over periods ranging from three to ten years.  Performance based options granted to directors vest over three quarters from the date of grant.

The following table summarizes compensation costs related to the Company’s stock-based compensation plans for the years ended December 31:

($ in thousands)	2008	2007	2006
Salaries and employee benefits	$ 189	$ 143	$ 200
Directors' stock-based compensation	32	41	99
Pre-tax stock-based compensation expense	221	184	299
Income tax benefit	(84)	(37)	(108)
Total stock-based compensation expense, net of tax	$ 137	$ 147	$ 191

During 2008 no income tax benefits were realized on stock option exercises.  In 2007 and 2006, the Company realized $15,000 and $48,000, respectively, in income tax benefit associated with certain stock option exercises.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The Company recognizes stock-based compensation expense using the graded vesting attribution method.  The remaining unrecognized compensation cost related to unvested incentive stock option and restricted share awards at December 31, 2008 is approximately $125,000.  The weighted-average period of time over which this cost will be recognized is approximately 2.9 years.  This amount does not include the cost of any additional options that may be granted in future periods nor any reduction in cost for potential forfeitures.

The Company implemented an improved Black-Scholes methodology for calculating stock-based compensation in 2006.  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2008	2007	2006
Weighted average fair value of options granted	$ 4.29	$ 7.71	$ 8.89
Expected volatility	31.4%	28.6%	27.7%
Dividend yield	2.87%	1.90%	1.53%
Risk-free interest rate	2.48%	4.92%	4.90%
Expected life	6.0 years	6.0 years	6.0 years

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

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements.  This statement applies under other accounting pronouncements that require or permit fair value measurements; accordingly, this statement does not require any new fair value measurements.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.  The Company adopted SFAS 157 as of January 1, 2008, and the adoption had no material effect on its financial assets and liabilities, including its derivative financial instruments.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Opinion for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits companies to report selected financial assets and liabilities at fair value.  Subsequent unrealized gains and losses on those items will be reported in earnings.  SFAS 159 also requires entities to display the fair value of those assets and liabilities for which the entity has chosen to use fair value on the face of the balance sheet.  SFAS 159 does not eliminate disclosure requirements included in other accounting standards.  SFAS 159 is effective for fiscal years beginning after November 15, 2007.  As the Company did not elect to apply FAS 159 to any of its existing eligible items as of January 1, 2008, the adoption of SFAS 159 did not have an impact on the Company’s financial statements.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements” (“SFAS 160”).  SFAS 160’s objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. SFAS 160 shall be effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008.  We do not expect the implementation of SFAS 160 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations – a replacement of FASB No. 141” (“SFAS 141R”).  SFAS 141R replaces SFAS No. 141, “Business Combinations” (“SFAS 141”), and applies to all transactions and other events in which one entity obtains control over one or more other businesses.  SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date.  Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt.  This fair value approach replaces the cost allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value.  SFAS 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141.  Under SFAS 141R, the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met in order to accrue for a restructuring plan in purchase accounting.  Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS No. 5, “Accounting for Contingencies.”  SFAS 141R is expected to have a significant impact on the Company’s accounting for business combinations closing on or after January 1, 2009.

On October 10, 2008, the FASB issued Staff Position (“FSP”) No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“FSP 157-3”).  FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSP 157-3 was effective immediately upon issuance, and includes prior periods for which financial statements have not been issued.  We applied the guidance contained in FSP 157-3 in determining fair values at December 31, 2008, although it did not have a material impact on our financial condition, results of operations, or liquidity.

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

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 2 - Acquisitions (continued)

The terms of the asset purchase agreement provide for contingent earn-out consideration to the former Minis shareholders.  Such consideration will be based on actual revenue earned from existing clients at August 31, 2007 as compared to a target level of revenues through June 30, 2010.  Based on the assumptions at the time the asset purchase agreement was executed, the Company expected that the aggregate contingent consideration, including interest, would be approximately $2.2 million payable as near as practicable to the June 30, 2010 determination date.  However, if Minis does not generate revenue at the agreed upon level a lower contingent consideration will be paid to the former Minis shareholders.

The purchase price allocation relating to the Minis acquisition was as follows:

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

Russell W. Carpenter, a shareholder of Minis who owned 40 percent of its shares, has served as a director of the Company since 1989 and expects to continue in such role until April 2011.

Note 3 - Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

The Subsidiary Banks are required by the Federal Reserve Bank (“FRB”) to maintain minimum cash reserves based upon reserve requirements calculated on their deposit balances.  Cash reserves of $507,000 and $469,000 were required as of December 31, 2008 and 2007, respectively.  The Company has pledged interest-bearing cash balances at the Federal Home Loan Bank of Atlanta (“FHLB”) in addition to investment securities to secure public fund deposits and securities sold under repurchase agreements.  Pledged cash balances were $2,000,000 and $18,500,000 at December 31, 2008 and 2007, respectively.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 4 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2008 and 2007 were as follows:

	2008
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U. S. government-sponsored agencies	$ 17,417	$ 828	$ -	$ 18,245
Mortgage-backed securities	55,597	1,220	(4)	56,813
State and municipal	2,719	128	-	2,847
Restricted equity securities	3,714	-	-	3,714
Total investment securities	$ 79,447	$ 2,176	$ (4)	$ 81,619

	2007
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U. S. government-sponsored agencies	$ 28,227	$ 700	$ (4)	$ 28,923
Mortgage-backed securities	24,624	156	(122)	24,658
State and municipal	2,926	86	-	3,012
Restricted equity securities	4,464	-	-	4,464
Total investment securities	$ 60,241	$ 942	$ (126)	$ 61,057

The distribution of securities by contractual maturity at December 31, 2008 is shown below.  Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.  Mortgage-backed securities are shown separately from the other debt securities in the following maturity summary.

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$ 5,411	$ 5,496
Due after one year through five years	6,921	7,198
Due after five years through ten years	7,804	8,398
Mortgage-backed securities	55,597	56,813
Restricted equity securities	3,714	3,714
Total investment securities	$ 79,447	$ 81,619

At December 31, 2008 and 2007, investment securities with a carrying value of $58,205,000 and $48,621,000, respectively, were pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 5 - Loans

The composition of the loan portfolio at December 31, 2008 and 2007 is presented below:

($ in thousands)		Percent		Percent
	2008	of Total	2007	of Total
Commercial	$ 81,396	9.5%	$ 71,370	8.8%
Real estate - construction and development	99,809	11.5	134,110	16.6
Real estate - mortgage	666,075	77.0	584,477	72.3
Installment and other consumer	17,694	2.0	18,694	2.3
Gross loans	864,974	100.0%	808,651	100.0%
Allowance for loan losses	(13,300)		(12,864)
Net loans	$ 851,674		$ 795,787

Changes in the allowance for loan losses are summarized as follows:

($ in thousands)	2008	2007	2006
Balance, beginning of year	$ 12,864	$ 8,954	$ 7,813
Provision for loan losses	6,000	4,675	1,585
Charge-offs	(5,714)	(874)	(506)
Recoveries	150	109	62
Balance, end of year	$ 13,300	$ 12,864	$ 8,954

The following is a summary of information pertaining to impaired loans as of and for the years ended December 31, 2008 and 2007:

($ in thousands)	2008	2007
Impaired loans without a valuation allowance	$ 19,289	$ 193
Impaired loans with a valuation allowance	18,441	14,470
Total impaired loans	$ 37,730	$ 14,663
Valuation allowance related to impaired loans	$ 2,796	$ 2,241
Average investment in impaired loans	$ 26,197	$ 7,744
Interest income recognized on impaired loans	$ 659	$ 731

At December 31, 2008 and 2007, loans on nonaccrual status amounted to approximately $26,277,000 and $14,663,000, respectively, and loans past due 90 days or more and still accruing interest were $1,326,000 and $2,761,000, respectively.

The Company has granted loans to certain directors and executive officers of the Company and to their related interests.  The aggregate amounts of loans were $31,325,000 and $32,253,000 at December 31, 2008 and 2007, respectively.  During 2008, new loans of $18,192,000 were made and repayments of $20,186,000 were received.  Also, related party loan totals increased by an additional $1,066,000 during 2008 due to changes in related party status.  Unfunded commitments of credit available to related parties aggregated $4,295,000 and $3,385,000 at December 31, 2008 and 2007, respectively.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 6 - Premises and Equipment

Premises and equipment at December 31, 2008 and 2007 are summarized as follows:

($ in thousands)	Depreciable Lives	2008	2007
Land	-	$ 2,635	$ 698
Buildings and improvements	5 - 50	5,361	2,980
Furniture and banking equipment	3 - 15	7,420	7,404
Leasehold improvements	5 - 32	2,277	2,286
Total cost		17,693	13,368
Less accumulated depreciation and amortization		6,586	6,538
Premises and equipment, net		$ 11,107	$ 6,830

Depreciation expense was $1,239,000, $1,070,000, and $976,000 for the years ended December 31, 2008, 2007 and 2006, respectively.  In 2008, buildings and improvements includes approximately $2.7 million for a new Bryan banking office and Company operations center.  In 2007, approximately $332,000 was included in construction in progress.

Note 7 - Other Real Estate Owned

Other real estate owned at December 31, 2008 and 2007 is summarized as follows:

($ in thousands)	2008	2007
Balance, beginning of year	$ 2,112	$ 545
Additions	10,068	1,953
Disposals	(3,994)	(386)
Additional write-downs	(86)	-
Balance, end of year	$ 8,100	$ 2,112

Note 8 - Deposits

Total time deposits mature as follows: 2009 - $335,772,000; 2010 - $58,525,000; 2011 - $4,948,000; 2012 - $3,946,000 and 2013 - $3,454,000 and thereafter - $118,000.  Brokered time deposits mature as follows: 2009 - $121,398,000; 2010 - $1,316,000; 2011 - $361,000; and 2012 - $75,000.  Additionally, $98,597,000 of non-maturity institutional money market accounts are considered brokered deposits because the deposits are from customers of brokerage firms up to a maximum of $250,000 per depositor.  A fee is paid for these deposits in addition to the interest.

The following table indicates the amount of the Company's time deposits of $100,000 or more at December 31, 2008 by time remaining until maturity.

Maturity Period ($ in thousands)	Total
Three months or less	$ 68,698
Over three through six months	41,019
Over six through twelve months	59,161
Over twelve months	35,772
Total	$ 204,650

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 9 - Short-Term Borrowings

Short-term borrowings at December 31, 2008 and 2007 consist of federal funds purchased, securities sold under agreements to repurchase, FHLB and FRB short-term advances and notes payable:

($ in thousands)	Federal Funds Purchased	Securities Sold Under Repurchase Agreements	FHLB and FRB Short-Term Advances	Notes Payable
2008
Balance at December 31	$ 2,066	$ 20,520	$ 33,050	$ 12,151
Maximum indebtedness at any month end	2,066	27,137	71,000	12,500
Daily average indebtedness outstanding	1,322	22,656	40,852	3,149
Average rate paid for the year	2.23%	1.76%	2.61%	6.30%
Average rate paid on period-end borrowings	0.69%	0.50%	1.11%	6.00%
2007
Balance at December 31	$ 1,857	$ 18,742	$ 50,000	$ -
Maximum indebtedness at any month end	2,347	25,402	50,000	-
Daily average indebtedness outstanding	1,565	20,434	30,797	-
Average rate paid for the year	5.18%	4.58%	5.17%	-
Average rate paid on period-end borrowings	4.05%	3.75%	4.44%	N/A

As of December 31, 2008 and 2007, the Company had short-term borrowings totaling $67,787,000 and $70,599,000, respectively.  The average interest rates were 2.49 percent and 4.95 percent during the years ended 2008 and 2007, respectively.  The interest rates on short-term borrowings ranged from 0.50 percent to 6.00 percent at December 31, 2008 and from 3.75 percent to 4.44 percent at December 31, 2007. The maximum amount outstanding at the end of any month was $94,266,000 and $70,599,000 during 2008 and 2007, respectively.  The note payable is due to a related party (director) and the proceeds were used to fund SAVB Holdings.  Principal payments are due monthly based on repayments, sales or other activity in the assets held by SAVB Holdings.  Interest is due monthly.  The note requires a cumulative remaining principal pay down of $2.1 million by September 30, 2009, with all indebtedness due and payable by September 30, 2010.  The agreement includes customary performance covenants and a guarantee of the Company.  One of the covenants is that the Company’s dividends paid shall not exceed 50 percent of the Company's after tax net income on an annualized basis.  At December 31, 2008, the Company did not meet certain covenants contained in the loan agreement; however the Company obtained a waiver.  At December 31, 2008 federal funds borrowing arrangements aggregating $40,300,000 were available to the Subsidiary Banks from correspondent banking institutions.  There are no commitment fees and no requirements for compensating balances.  These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks.

Savannah is a member and shareholder of the FRB of Atlanta and has access to borrowings at the FRB discount window.  Bryan and Harbourside have also been approved to access the FRB discount window.  During 2008, Savannah and Bryan were approved by the FRB under the borrower-in custody of collateral (“BIC”) arrangement.  This temporary liquidity arrangement allows collateral to be maintained at Savannah and Bryan rather than being delivered to the FRB or a third-party custodian.  The eligible collateral includes consumer loans, commercial loans, commercial real estate loans, agricultural loans and certain participated loans with other financial institutions.  The BIC arrangement is subject to independent audit review, inspections and periodic reporting under the FRB guidelines.  At December 31, 2008, Savannah had a $10,000,000 borrowing outstanding with the FRB.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 10 - Federal Home Loan Bank Advances – Long-Term

Convertible Advances - The Company had convertible fixed rate advances of $10,000,000 and $1,000,000 at December 31, 2008 and 2007, respectively.  The weighted-average interest rates on convertible advances were 2.26 percent and 6.39 percent at December 31, 2008 and 2007, respectively.  The $10,000,000 advances mature in 2018.  The advances are convertible each quarter beginning in 2010 at the option of the FHLB to an advance with an interest rate equal to the current three-month LIBOR.

Long-term Advances - Long-term advances from the FHLB totaled $169,000 and $1,973,000 at December 31, 2008 and 2007, respectively.  The weighted-average interest rates on the long-term advances were 0.50 and 4.76 percent at December 31, 2008 and 2007, respectively.  Aggregate maturities are $169,000 in 2014 and thereafter.  Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity.  The long-term advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - The Subsidiary Banks are shareholders of the FHLB and have access to secured borrowings from the FHLB under Blanket Floating Lien Agreements.  Under these agreements, the Subsidiary Banks have credit lines up to 75 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans and up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit, second mortgage residential loans and certain commercial real estate loans.  The Subsidiary Banks’ individual borrowing limits range from 10 to 25 percent of assets.  In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $141.2 million of which $33.2 million was advanced at December 31, 2008.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  Additional advances are subject to review and approval by the FHLB.

Note 11 - Subordinated Debt to Nonconsolidated Subsidiaries

During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the “Trusts”), nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms.  The Trust Preferred Securities have maturities of 30 years and are redeemable at the Company’s option on any quarterly interest payment date after five years.  There are certain events (as defined in the Trust agreements) in which the securities may be redeemed within the first five years at the Company’s option.  At December 31, 2008, the interest rates on the securities were 7.67 and 4.20 percent, respectively, with quarterly resets at the three-month LIBOR plus 2.85 and 2.20 percent, respectively.  The Company’s liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments of $186,000 and $124,000, respectively, in the consolidated balance sheet.  Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under FRB regulations.

Note 12 - Income Taxes

Income tax expense is composed of the following for each of the years ended December 31:

($ in thousands)	2008	2007	2006
Current federal	$ 2,757	$ 5,355	$ 5,537
Current state	310	418	411
Total current	3,067	5,773	5,948
Deferred federal	88	(1,364)	(629)
Deferred state	15	(174)	(104)
Total deferred	103	(1,538)	(733)
Income tax expense	$ 3,170	$ 4,235	$ 5,215

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 12 - Income Taxes (continued)

Investments in federal and state low-income housing tax credit partnerships reduced federal and state income tax expense approximately $145,000, $265,000 and $227,000 in 2008, 2007 and 2006, respectively.

A reconciliation between income tax expense and the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

($ in thousands)	2008	2007	2006
Tax provision at 34%	$ 3,120	$ 4,036	$ 5,173
State tax, net of federal tax benefit	196	212	199
Benefit of tax-exempt income, net	(127)	(121)	(129)
Other	(19)	108	(28)
Income tax expense	$ 3,170	$ 4,235	$ 5,215

Deferred income tax assets and liabilities are comprised of the following at December 31, 2008 and 2007:

($ in thousands)	2008	2007
Deferred tax assets:
Allowance for loan losses	$ 4,947	$ 4,748
Tax-deductible goodwill	800	856
Unamortized loan fees	193	269
Unamortized non-compete costs	28	34
Deferred compensation expense	397	311
Stock-compensation expense	76	31
Other	184	378
Total deferred tax assets	6,625	6,627
Deferred tax liabilities:
Depreciation	460	408
Deferred costs on loans and deposits	187	93
Unrealized gains on securities	821	285
Unrealized gains on derivatives	970	644
Other	120	165
Total deferred tax liabilities	2,558	1,595
Net deferred tax assets	$ 4,067	$ 5,032

The net deferred tax assets are included in the consolidated balance sheets in other assets.  The Company files a consolidated Federal tax return and a consolidated Georgia return for the Georgia-based parent and subsidiaries.

Note 13 - Stock Option and Employee Benefit Plans

As discussed in Note 1, the Company has two stock option plans.  All authorized shares have been awarded from the 1995 Plan.  There are 148,271 authorized option shares remaining under the 2005 Omnibus Plan at December 31, 2008.  The options granted in the chart below generally vest 20 percent each year over five years and are exercisable over ten years except for 32,579 option shares granted to directors in 2008, 2007 and 2006 which vest within one year and 18,310 restricted share awards which vest from three to ten years.  Some of the executive officer option shares also include minimum performance triggers as a condition of vesting.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 13 - Stock Option and Employee Benefit Plans (continued)

Changes in stock options outstanding for the three years ended December 31, 2008, 2007 and 2006 are as follows.

	2008		2007		2006
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning
of year	210,484	$ 17.76	271,230	$ 15.58	304,046	$ 14.49
Granted	9,850	17.44	24,733	25.39	10,716	28.56
Exercised	(3,781)	10.23	(64,410)	11.63	(35,976)	10.28
Forfeited	(24,531)	14.72	(21,069)	5.52	(7,556)	15.99
Outstanding at end of year	192,022	$18.28	210,484	$ 17.76	271,230	$ 15.58
Exercisable at end of year	150,307	$17.30	148,013	$ 16.30	182,254	$ 14.12

At December 31, 2008, there was no aggregate intrinsic value for the outstanding or exercisable stock options.

Options outstanding at December 31, 2008 were as follows:

	Outstanding			Exercisable
Outstanding Common Options	Remaining Contractual Number	Weighted Average Life	Weighted Average Price	Number	Weighted Average Price
Range of exercise prices
$9.98 - $12.00	20,797	1.75	$ 10.10	20,797	$ 10.10
$12.01 - $15.00	26,121	3.07	12.96	26,121	12.96
$15.01 - $20.00	76,250	5.61	16.83	61,285	16.60
$20.01 - $25.00	33,405	6.14	22.32	22,655	22.38
$25.00 - $28.56	35,449	8.16	26.31	19,449	27.13
Total outstanding	192,022	5.41	$ 18.28	150,307	$ 17.30

Restricted Stock - In 2007 and 2006, the Board granted 18,310 shares of restricted stock under the 2005 Omnibus Plan which awards certain officers common shares of the Company.  The cost of these shares is being amortized against earnings using the vesting schedule over the three and ten year vesting periods.  In 2008, 1,500 shares did not vest or were forfeited.  Unrecognized compensation cost for restricted stock awards was $112,000 at December 31, 2008.

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate.  The plan allows eligible employees to save a portion of their salary on a pre-tax basis.  Contributions by the Company to the plan are discretionary.  Contributions and administrative expenses related to the plan aggregated $339,000, $354,000 and $356,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 14 - Capital Ratios and Dividend Restrictions

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

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 14 - Capital Ratios and Dividend Restrictions (continued)

Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2008.  The following tables show the capital ratios for the Company and the Subsidiary Banks at December 31, 2008 and 2007:

($ in thousands)	Company		Savannah		Bryan		Harbourside
	2008	2007	2008	2007	2008	2007	2008	2007
Qualifying Capital
Tier 1 capital	$85,356	$81,049	$54,665	$50,433	$20,553	$18,045	$6,128	$8,681
Total capital	95,767	90,748	61,434	56,864	23,176	20,328	6,942	9,612
Leverage Ratios
Tier 1 capital to average assets	8.63%	8.93%	8.39%	8.29%	8.62%	8.62%	7.49%	10.11%
Risk-based Ratios
Tier 1 capital to risk-weighted assets	10.28%	10.49%	10.13%	9.84%	9.80%	9.88%	9.57%	11.86%
Total capital to risk-weighted assets	11.54%	11.74%	11.38%	11.09%	11.05%	11.13%	10.84%	13.13%

		Well-
Required Regulatory Capital Ratios:	Minimum	Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

As of December 31, 2008, the Subsidiary Banks were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC.  There are no conditions or events since the notification that management believes have changed the institutions’ categories.  Harbourside must maintain a minimum 8.00 percent tangible equity to asset ratio through March 2009 under the terms of its de novo charter which became effective in March 2006.  The tangible equity to capital ratio was 7.88 percent at December 31, 2008.  Harbourside has communicated the actual percentage to its regulators and has taken steps to bring the percentage into compliance with the requirement.

Banking regulations restrict the amount of cash dividends that banks may pay without obtaining regulatory approval.  At December 31, 2008, approximately $13.4 million in retained earnings of the Subsidiary Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Subsidiary Banks.  The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.

Note 15 - Leases and Commitments

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2009 - $1,038,000; 2010 - $875,000; 2011 - $856,000; 2012 - $792,000; 2013 - $686,000; 2014 and thereafter is $7,498,000.  The land and office space leases contain customary escalation clauses.  The Company or the Subsidiary Banks are responsible for taxes, insurance and maintenance during the lease term under certain leases.  During 2007, the Company renegotiated its long-term data processing contract.  Future minimum payments are as follows: 2009 - $1,187,000; 2010 - $1,222,000; 2011 - $1,259,000; and 2012 - $216,000.  The contract contains customary escalation and buyout clauses.

The net rental expense for all office space operating leases amounted to $1,452,000 in 2008, $1,169,000 in 2007 and $1,006,000 in 2006.  The leases on the office space have five to twenty-year renewal options and require increased rental payments under consumer price index escalation clauses.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 16 - Other Operating Expense

The components of other operating expense for the years ended December 31, 2008, 2007 and 2006 were as follows:

($ in thousands)	2008	2007	2006
Regulatory assessments and audit fees	$ 1,189	$ 876	$ 832
Professional and directors fees	957	854	959
Loan costs	691	209	185
Advertising and sales promotion	425	433	463
Stationery and supplies	332	300	301
Postage and courier	321	277	265
Taxes and licenses	237	203	204
Telephone	209	203	173
Dues and subscriptions	135	116	110
Correspondent bank charges	101	123	155
Insurance	65	77	90
Pre-opening expenses	-	-	263
Other expense	837	712	656
Total other operating expense	$ 5,499	$ 4,383	$ 4,656

Note 17 - On-Balance Sheet Derivative Instruments and Hedging Activities

SFAS 133, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  As required by SFAS 133, the Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation.  Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.  To qualify for hedge accounting, the Company must comply with the detailed rules and strict documentation requirements at the inception of the hedge, and hedge ineffectiveness is assessed at inception and periodically throughout the life of each hedging relationship.

The Company’s objective in using derivatives is to add stability to interest income and to manage its exposure to changes in interest rates.  To accomplish this objective, the Company primarily uses interest rate floors, collars or swaps.  The interest rate derivatives hedge the variable cash flows associated with existing variable-rate loan assets that are based on the prime rate.  For accounting purposes, the derivatives are designated as cash flow hedges of the overall changes in cash flows on the first prime rate-based interest payments received by the Company each calendar month during the term of the hedge that, in aggregate for each period, are interest payments on principal from specified portfolios equal to the notional amount of the derivatives.

Prepayments in hedged loan portfolios are treated in a manner consistent with the guidance in Statement 133 Implementation Issue No. G25, “Cash Flow Hedges: Using the First-Payments-Received Technique in Hedging the Variable Interest Payments on a Group of Non-Benchmark-Rate-Based Loans,” which allows the designated forecasted transactions to be the variable, prime rate-based interest payments on a rolling portfolio of prepayable interest-bearing loans using the first-payments-received technique, thereby allowing interest payments from loans that prepay to be replaced with interest payments from new loan originations.

For quarterly assessments of effectiveness and the measurement of hedge ineffectiveness for options, the Company uses the “Hypothetical Derivative Method” described in Statement 133 Implementation Issue No. G20, “Cash Flow Hedges: Assessing and Measuring the Effectiveness of a Purchased Option Used in a Cash Flow Hedge.”  For swaps, the company uses the “Change in Variable Cash Flow Method” described in Statement 133 Implementation Issue No. G7, “Measuring the Ineffectiveness of a Cash Flow Hedge under Paragraph 30(b) When the Shortcut Method Is Not Applied,” when performing quarterly assessments of effectiveness and the measurement of ineffectiveness.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 17 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

The effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transactions affect earnings.  Ineffectiveness resulting from the hedge is recorded as a gain or loss in the consolidated statement of income as part of noninterest income.  The Company also monitors the risk of counterparty default on an ongoing basis.

Selected information with respect to notional amounts, recorded fair values, and maturity dates of derivative instruments is summarized as follows as of December 31.

		2008	2007	2008		2007
		Notional	Notional	Fair Value		Fair Value
($ in thousands)	Maturity	Amount	Amount	Asset	Liability	Asset	Liability
Cash flow hedges:
Interest rate swap	Nov 2010	$ 50,000	$ 50,000	$ -	$ -	$ 1,514	$ -
6%/9% Interest rate collar	June 2010	25,000	40,000	922	-	284	-
6% Interest rate floor	June 2010	35,000	35,000	-	-	264	-

Mark to market:
6%/9% Interest rate collar	June 2010	15,000	-	553	-	-	-
Total		$ 125,000	$ 125,000	$ 1,475	$ -	$ 2,062	$ -

For the years ended December 31, 2008 and 2007, the net change in fair value of derivative instruments designated as cash flow hedges reported in the consolidated statements of changes in shareholders’ equity was $531,000 and $1,530,000, respectively.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate assets.  The change in net unrealized gains (losses) on cash flow hedges reflects a reclassification of $1,154,000 and ($299,000) of net unrealized gains (losses) from accumulated other comprehensive income to interest income during 2008 and 2007, respectively.  Additionally, $645,000 was reclassified out of other comprehensive income into earnings due to missed forecasted transactions on terminated or discontinued hedging relationships.  During 2009, the Company estimates that $1,664,000 will be reclassified as an increase to interest income.

In 2008, the Company recognized gains of $328,000 for hedge ineffectiveness due to a mismatch between the notional amount of designated derivatives and the aggregate principal of the designated loan pools, which is reported in noninterest income.  Hedge accounting was discontinued in 2008 for one derivative because of a large reduction in a designated loan pool.  Gains of $315,000 were recorded in noninterest income as that derivative was marked to market through earnings.  That derivative was terminated in the first quarter 2009.

In 2008, the Company terminated $50 million of interest rate swap positions for net proceeds of $2,369,000.  The Company also terminated $35 million of an interest rate floor for net proceeds of $856,000.  The amounts in other comprehensive income related to the terminated transactions will be reclassified into earnings over the remaining lives of the original hedged transactions.

Note 18 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and standby letters of credit.  These instruments involve, to varying degrees, elements of credit and interest rate risk.

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 18 - Financial Instruments with Off-Balance Sheet Risk (continued)

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  At December 31, 2008 and 2007 unfunded commitments to extend credit and unfunded lines of credit were $118,088,000 and $136,480,000, of which some were subject to interest rate lock commitments.  Since many of these commitments are expected to expire without being drawn upon, these amounts do not necessarily represent future cash requirements.

Letters of credit are conditional commitments issued by the Company to guarantee payment or performance by a customer to a third party.  At December 31, 2008 and 2007, commitments under letters of credit aggregated approximately $7,733,000 and $7,916,000, respectively.

Note 19 - Fair Value of Financial Instruments

Fair Value Measurements

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In October of 2008, the FASB issued FSP 157-3 to clarify the application of SFAS 157 in a market that is not active and to provide key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The statement describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Recurring Fair Value Changes

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investment securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 19 - Fair Value of Financial Instruments (continued)

industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

Loans held for sale: The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices.  If no such quoted price exists, the fair value of a loan is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan.

Derivative instruments: Our derivative instruments consist of interest rate collars.  As such, significant fair value inputs can generally be verified and do not typically involve significant judgments by management.

Assets and liabilities measured at fair value under SFAS 157 on a recurring basis are summarized below:

Fair Value Measurements at December 31, 2008 Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
($ in thousands)	Value	(Level 1)	(Level 2)	(Level 3)
Investment securities	$ 81,619	$ -	$ 81,619	$ -
Loans held for sale	291	-	291	-
Derivative asset positions	1,475	-	1,475	-

Nonrecurring Fair Value Changes

Certain assets and liabilities are measured at fair value on a nonrecurring basis.  These instruments are not measured at fair value on an ongoing basis, but subject to fair value in certain circumstances, such as when there is evidence of impairment that may require write-downs.  The write-downs for the Company’s more significant assets or liabilities measured on a nonrecurring basis are based on the lower of amortized or estimated fair value.

Impaired loans:  Impaired loans are evaluated and valued at the time the loan is identified as impaired, at the lower of cost or market value.  Market value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy.  Collateral may be real estate and/or business assets, including equipment, inventory and/or accounts receivable.  Its fair value is generally determined based on real estate appraisals or other independent evaluations by qualified professionals.  Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.

Assets and liabilities measured at fair value under SFAS 157 on a nonrecurring basis are summarized below:

Carrying Values at December 31, 2008
($ in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
Impaired loans	$ 37,730	-	-	$ 37,730

($ in thousands)	Impaired loans
Balance at December 31, 2007	$ 14,663
Total net gains for the year	-
Net transfers in/out Level 3	23,067
Balance at December 31, 2008	$ 37,730

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 19 - Fair Value of Financial Instruments (continued)

Fair Value Disclosures

Under SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (“SFAS 107”), the Company is required to disclose the estimated fair value of other financial instruments that are not subject to the requirements of SFAS 157.  As with most financial institutions, the majority of the Company’s assets and liabilities are considered financial instruments.  Many of the financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction.  Therefore, significant estimates and present value calculations are used for the purpose of this disclosure.  Such estimates involve judgments as to economic conditions, risk characteristics and future expected loss experience of various financial instruments and other factors that cannot be determined with precision.

Cash and due from banks, federal funds sold, accrued interest receivable, all non-maturity deposits and accrued interest payable have carrying amounts which approximate fair value primarily because of the short repricing opportunities of these instruments.

Following is a description of the methods and assumptions used by the Company to estimate the fair value of its financial instruments:

Investment securities: Fair value is based upon quoted market prices, if available.  If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans: The fair value is estimated for portfolios of loans with similar financial characteristics.  Loans are segregated by type, such as commercial, mortgage, and consumer loans.  The fair value of the loan portfolio is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan.  The estimated fair value of the Subsidiary Banks' off-balance sheet commitments is nominal since the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics and since the estimated credit risk associated with such commitments is not significant.

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

The carrying amounts and estimated fair values of all the Company’s financial instruments covered by SFAS 107 and SFAS 157 are as follows as of December 31:

	2008		2007
($ in thousands)		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and federal funds sold	$ 24,789	$ 24,789	$ 17,156	$ 17,156
Interest-bearing deposits	3,312	3,312	20,148	20,148
Securities available for sale	81,619	81,619	61,057	61,057
Loans held for sale	291	291	180	180
Loans, net of allowance for loan losses	851,674	856,799	795,787	803,012
Accrued interest receivable	4,292	4,292	5,772	5,772
Derivative asset positions	1,475	1,475	2,062	2,062

Financial liabilities:
Deposits	832,015	840,383	764,218	766,102
Short-term borrowings	67,787	67,658	70,599	70,503
FHLB advances – long-term	10,169	9,883	2,973	2,942
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310	10,310
Accrued interest payable	2,195	2,195	2,612	2,612

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

Note 20 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information   ($ in thousands)

The following are condensed balance sheets of the Parent Company at December 31, 2008 and 2007:

	2008	2007
Assets
Cash on deposit	$ 54	$ 40
Interest-bearing deposits	1,230	1,040
Investment in subsidiaries	87,407	82,652
Premises and equipment	1,172	1,072
Investment in nonconsolidated
subsidiary	1,351	1,607
Other assets	1,752	1,483
Total assets	$ 92,966	$ 87,894
Liabilities
Subordinated debt	$ 10,310	$ 10,310
Other liabilities	1,724	1,312
Total liabilities	12,034	11,622
Shareholders' equity
Common stock	5,934	5,924
Capital surplus	38,516	38,279
Retained earnings	33,552	30,512
Treasury stock	(4)	(4)
Accumulated other
comprehensive income	2,934	1,561
Total shareholders’ equity	80,932	76,272
Total liabilities and equity	$ 92,966	$ 87,894

The operating results of the Parent Company are shown below for the three years ended December 31:

	2008	2007	2006
Dividends from subsidiaries	$ 3,450	$ 7,500	$ 3,700
Interest income	15	27	59
Interest expense	642	842	881
Net interest and dividend income	2,823	6,685	2,878
Other income	35	38	30
Processing / management fees	5,468	5,090	4,352
Total income	8,326	11,813	7,260
Corporate expenses	669	618	721
Processing / management costs	5,543	5,165	4,427
Other expenses	6,212	5,783	5,148
Income before income taxes
and equity in undistributed
net income of subsidiaries	2,114	6,030	2,112
Income tax benefits	415	415	550
Income before equity in
undistributed net income
of subsidiaries	2,529	6,445	2,662
Equity in undistributed net
income of subsidiaries	3,477	1,191	7,340
Net income	$ 6,006	$ 7,636	$ 10,002

The Savannah Bancorp, Inc. - 2008 Annual Report

Notes to Consolidated Financial Statements

The cash flows of the Parent Company are shown below for the three years ended December 31:

	2008	2007	2006
Operating activities
Net income	$ 6,006	$ 7,636	$ 10,002
Adjustments to reconcile net
income to cash provided by
operating activities:
Equity in undistributed net
income of subsidiaries	(3,477)	(1,191)	(7,340)
Depreciation of equipment	445	369	306
Non cash stock-based
compensation expense	137	147	299
Change in other assets and
liabilities, net	144	(104)	364
Net cash provided by
operating activities	3,255	6,857	3,631
Investing activities
Distribution from
nonconsolidated subsidiary	350	-	1,300
Investment in consolidated
subsidiary	-	(1,970)	-
Purchase of equipment and
software	(545)	(437)	(353)
Capital contribution to
consolidated subsidiaries	-	(2,000)	(10,000)
Net cash used in
investing activities	(195)	(4,407)	(9,053)
Financing activities
Net decrease in
short-term borrowings	-	-	(2,000)
Dividends paid	(2,966)	(2,805)	(2,593)
Issuance of common stock	74	-	-
Exercise of options	36	748	381
Net cash used in
financing activities	(2,856)	(2,057)	(4,212)
Increase (decrease) in cash
and cash equivalents	204	393	(9,634)
Cash, beginning of year	1,080	687	10,321
Cash, end of year	$ 1,284	$ 1,080	$ 687

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

F - 28a
The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

For a comprehensive presentation of the Company’s financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Table 1 - Selected Financial Condition Highlights – Five-Year Comparison

($ in thousands, except share data)	2008	2007	2006	2005	2004
Selected Average Balances
Assets	$ 960,260	$ 869,026	$ 769,917	$ 685,163	$ 557,474
Loans held for sale	765	1,299	7,842	23,033	27,209
Loans - net of unearned fees	821,673	754,490	658,750	565,131	441,421
Securities	62,019	58,910	50,600	41,300	40,703
Other interest-earning assets	13,838	16,201	17,278	26,168	22,383
Total interest-earning assets	898,295	830,900	734,470	655,632	531,716
Interest-bearing deposits	701,045	628,310	542,375	487,493	371,877
Borrowed funds	88,553	70,939	62,255	55,255	67,353
Total interest-bearing liabilities	789,598	699,249	604,630	542,748	439,230
Noninterest-bearing deposits	83,678	91,367	96,113	89,386	76,593
Total deposits	784,723	719,677	638,488	576,879	448,470
Shareholders' equity	78,998	71,516	61,766	47,428	38,126
Loan to deposit ratio – average	105%	105%	103%	98%	98%

Selected Financial Data at Year-End
Assets	$ 1,007,284	$ 932,459	$ 843,514	$ 717,901	$ 617,341
Interest-earning assets	931,448	878,992	803,927	685,531	593,035
Loans held for sale	291	180	914	10,473	26,471
Loans - net of unearned fees	864,974	808,651	720,918	613,667	499,868
Deposits	832,015	764,218	706,824	600,510	506,120
Interest-bearing liabilities	837,558	759,597	669,974	558,116	488,546
Shareholders' equity	80,932	76,272	66,574	58,543	40,071
Loan to deposit ratio	104%	106%	102%	102%	99%
Shareholders' equity to total assets	8.03%	8.18%	7.89%	8.15%	6.49%
Dividend payout ratio	49.38%	36.73%	25.92%	25.53%	37.69%
Risk-based capital ratios:
Tier 1 capital to risk-weighted assets	10.28%	10.49%	11.09%	11.52%	9.95%
Total capital to risk-weighted assets	11.54%	11.74%	12.34%	12.77%	11.20%

Loan Quality Data
Nonperforming assets	$ 35,703	$ 19,535	$ 2,776	$ 1,357	$ 998
Nonperforming loans	27,603	17,424	2,231	1,357	538
Nonaccruing loans	26,277	14,663	825	1,313	210
Loans past due 90 days - accruing	1,326	2,761	1,406	44	328
Net charge-offs	5,564	765	444	76	128
Allowance for loan losses	13,300	12,864	8,954	7,813	6,389
Nonperforming loans to loans	3.19%	2.15%	0.31%	0.22%	0.11%
Nonperforming assets to loans and other real estate owned	4.09%	2.41%	0.39%	0.22%	0.20%
Net charge-offs to average loans	0.68%	0.10%	0.07%	0.01%	0.03%
Allowance for loan losses to total loans	1.54%	1.59%	1.24%	1.27%	1.28%

Per Share Data at Year-End (a)
Book value	$ 13.64	$ 12.88	$ 11.52	$ 10.20	$ 7.80
Tangible book value	$ 13.19	$ 12.40	$ 11.52	$ 10.20	$ 7.80
Common stock closing price (NASDAQ)	$ 8.85	$ 17.14	$ 27.25	$ 28.38	$ 21.64
Common shares outstanding (000s)	5,934	5,924	5,781	5,739	5,140

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 2 - Selected Operating Highlights – Five-Year Comparison

($ in thousands, except share data)	2008	2007	2006	2005	2004
Summary of operations
Interest income - taxable equivalent	$ 56,714	$ 63,414	$ 55,347	$ 42,544	$ 28,947
Interest expense	24,439	30,282	22,737	14,679	8,427
Net interest income - taxable equivalent	32,275	33,132	32,610	27,865	20,520
Taxable equivalent adjustment	(32)	(156)	(158)	(186)	(240)
Net interest income	32,243	32,976	32,452	27,679	20,280
Provision for loan losses	6,000	4,675	1,585	1,500	1,450
Net interest income after provision for loan losses	26,243	28,301	30,867	26,179	18,830
Noninterest income
Trust and asset management fees	2,832	1,513	658	501	442
Service charges on deposits accounts	1,881	1,383	1,526	1,622	1,598
Mortgage related income, net	295	615	886	1,292	1,079
Other operating income	1,216	1,242	1,233	979	981
Gain on hedges	1,288	-	-	-	-
Gain on sale of securities	163	-	-	-	-
Total noninterest income	7,675	4,753	4,303	4,394	4,100
Noninterest expense
Salaries and employee benefits	13,584	11,846	10,852	9,530	8,362
Occupancy and equipment	3,884	3,294	2,920	2,199	1,963
Information technology	1,633	1,616	1,525	1,244	1,049
Loss on sale of other real estate owned	142	44	-	7	-
Other operating expense	5,499	4,383	4,656	3,673	2,880
Total noninterest expense	24,742	21,183	19,953	16,653	14,254
Income before income taxes	9,176	11,871	15,217	13,920	8,676
Income tax expense	3,170	4,235	5,215	4,880	2,940
Net income	$ 6,006	$ 7,636	$ 10,002	$ 9,040	$ 5,736
Net income per share: (a)
Basic	$ 1.01	$ 1.31	$ 1.73	$ 1.68	$ 1.12
Diluted	$ 1.01	$ 1.29	$ 1.70	$ 1.63	$ 1.09
Cash dividends paid per share	$ 0.50	$ 0.48	$ 0.45	$ 0.43	$ 0.42
Average basic shares outstanding (000s)	5,930	5,850	5,765	5,396	5,136
Average diluted shares outstanding (000s)	5,947	5,922	5,876	5,531	5,261

Performance ratios (averages)
Net interest margin	3.58%	3.99%	4.44%	4.25%	3.86%
Return on average assets	0.63%	0.88%	1.30%	1.32%	1.03%
Return on average equity	7.60%	10.68%	16.19%	19.06%	15.04%
Efficiency ratio	61.98%	56.15%	54.29%	51.92%	58.47%

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 3 - Selected Quarterly Data

The following is a summary of unaudited quarterly results for 2008 and 2007:

	2008				2007
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$7,535	$8,251	$8,386	$8,071	$8,080	$8,308	$8,412	$8,176
Provision for loan losses	2,270	1,505	1,155	1,070	3,145	635	395	500
Net interest income after provision
for loan losses	5,265	6,746	7,231	7,001	4,935	7,673	8,017	7,676
Noninterest income	1,958	2,021	1,791	1,763	1,493	1,164	1,000	1,052
Noninterest expense	6,065	6,234	6,151	6,150	5,790	5,176	5,026	5,147
Income before income taxes	1,158	2,533	2,871	2,614	638	3,661	3,991	3,581
Income tax expense	380	895	985	910	285	1,280	1,400	1,270
Net income	$ 778	$1,638	$1,886	$1,704	$ 353	$2,381	$2,591	$2,311

Per share: (a)
Net income – basic	$ .131	$ .276	$ .318	$ .287	$ .060	$ .406	$ .445	$ .400
Net income – diluted	$ .131	$ .276	$ .317	$ .286	$ .059	$ .402	$ .439	$ .392
Dividends	$ .125	$ .125	$ .125	$ .125	$ .120	$ .120	$ .120	$ .120
Average shares (000s)
Basic	5,933	5,930	5,931	5,928	5,923	5,862	5,824	5,782
Diluted	5,942	5,943	5,952	5,951	5,968	5,928	5,899	5,890

(a) The summation of quarterly earnings per share may not agree with annual earnings per share.

Table 4 - Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is traded on NASDAQ under the symbol SAVB.  The quarterly high, low and closing stock trading prices for 2008 and 2007 are listed below.  There were approximately 650 holders of record of Company common stock and, according to information provided to the Company, approximately 1,150 additional shareholders in street name through brokerage accounts at December 31, 2008.

	2008				2007
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$ 13.35	$ 15.00	$ 18.73	$ 18.49	$ 24.69	$ 25.97	$ 27.20	$ 28.07
Low	8.57	11.89	12.75	15.76	17.10	23.00	24.71	27.00
Close	8.85	13.25	13.00	17.50	17.14	24.69	25.10	27.00

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 5 - Stock Performance Graph

The following table provides a graphic comparison of the cumulative total shareholder return on the common stock of the Company for the five year period from December 31, 2003 through December 31, 2008.  It includes the cumulative total return on the NASDAQ Market Index, the SNL $500M-$1B Bank Index and assumes the re-investment of all dividends over the same period.  All cumulative returns assume an initial investment of $100.

		For the Years Ended December 31,
Index	2003	2004	2005	2006	2007	2008
The Savannah Bancorp, Inc.	100.00	119.31	159.19	155.24	99.56	53.20
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL $500M-$1B Bank Index	100.00	113.32	118.18	134.41	107.71	69.02

Source: SNL Financial LC, Charlottesville, VA          © 2008

The Savannah Bancorp, Inc. - 2008 Annual Report

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
Critical Accounting Estimates
Results of Operations
Financial Condition and Capital Resources
Liquidity and Interest Rate Sensitivity Management
Off-Balance Sheet Arrangements
Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2008 compared with prior years.  Throughout this section, The Savannah Bancorp, Inc. and its subsidiaries, collectively, are referred to as "SAVB" or the "Company." The Savannah Bank, N.A. is referred to as "Savannah," Bryan Bank & Trust is referred to as “Bryan” and Harbourside Community Bank is referred to as “Harbourside”.  Harbourside opened and began offering full service banking activities on March 1, 2006.  Minis & Co., Inc. is referred to as “Minis.”  The operations of Minis, a registered investment advisor and wholly-owned subsidiary, are included beginning September 1, 2007. The Company formed a new subsidiary, SAVB Holdings, LLC in the third quarter 2008 for the purpose of holding problems loans and other real estate.   SAVB Holdings, LLC is referred to as “SAVB Holdings”.  Collectively, Savannah, Bryan and Harbourside are referred to as the “Subsidiary Banks.”

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

The Company is headquartered in Savannah, Georgia and, as of December 31, 2008, had ten banking offices and twelve ATMs in Savannah and surrounding Chatham County, Richmond Hill, Georgia, Hilton Head Island and Bluffton, South Carolina.  The Company also has mortgage lending offices in Savannah, Richmond Hill and Hilton Head Island and an investment management office in Savannah.  In September 2006, Savannah opened a new office adjacent to the Landings community in Savannah.  In December 2007, Harbourside opened its second office in Bluffton, South Carolina.  In July 2008, Bryan opened its second office in Richmond Hill.  The Company also relocated its regional banking operations center to this facility from previously leased space.  In the third quarter Savannah opened a loan production office on St. Simons Island, Georgia.

Savannah and Bryan are located in the relatively diverse and growing Savannah Metropolitan Statistical Area (“Savannah MSA”).  The diversity of major employers includes manufacturing, port related transportation, construction, military, healthcare, tourism, education, warehousing and the supporting services and products for each of these major employers.   The real estate market is experiencing moderate government and commercial growth and slower residential growth. Coastal Georgia and South Carolina continue to be desired retiree residential destinations.

Harbourside specifically targets real estate lending and related full service banking opportunities in the coastal South Carolina market.  During 2006 and 2007, the business strategy changed resulting in a significant reduction in the sale of loans on a servicing retained basis.  Harbourside’s primary market has continued to show deterioration in real estate prices.

The primary risks to the Company include trends or events that would cause or result in a significant decline in local employment, real estate values, loans or core deposits.  The events in the national economy have filtered down to the Company’s local markets and further slowing in real estate activity will negatively impact the Company.  The Company operates in very competitive markets with the related challenges of competitive pricing on loans, deposits and other banking services.  Competition for the best talent is also a strategic challenge faced in competitive markets.

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

The primary strategic objectives of the Company are growth in loans, deposits, assets under management, product lines and service quality in existing markets, and quality expansion into new markets, within acceptable risk parameters, which results in enhanced shareholder value.  The Company believes that the management team and the operational and internal control infrastructure are largely in place to execute the Board of Directors’ (“Board”) objectives over the long term.

Critical Accounting Estimates

Allowance for Loan Losses

The Company considers its policies regarding the allowance for loan losses to be its most critical accounting estimate due to the significant degree of management judgment involved.  The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses based on management's continuous evaluation of the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2008.  The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due loans and nonperforming loans, known loan deteriorations and concentrations of credit.  Other factors affecting the allowance include market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions.  Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the allowance amount.

No assurance can be given that the Company will not sustain loan losses which would be sizable in relationship to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses by future charges or credits to earnings.  The allowance for loan losses is also subject to review by various regulatory agencies through their periodic examinations of the Subsidiary Banks.  Such examinations could result in required changes to the allowance for loan losses.  No adjustment in the allowance or significant adjustments to the Subsidiary Banks’ internally classified loans were made as a result of their most recent regulatory examinations.

The allowance for loan losses totaled $13,300,000 or 1.54 percent of total loans at December 31, 2008.  This is compared to an allowance of $12,864,000 or 1.59 percent of total loans at December 31, 2007.  For 2008, the Company reported net charge-offs of $5,564,000 or 0.68 percent of average loans for 2008.  This is compared to net charge-offs of $765,000 or 0.10 percent of average loans for 2007.  The significantly higher level of charge-offs resulted primarily from nonperforming residential real estate-related loans in the Bluffton / Hilton Head Island, South Carolina (“Bluffton/HHI”) area.  During 2008 and 2007, a provision for loan losses of $6,000,000 and $4,675,000, respectively, was added to the allowance for loan losses.  Growth in the loan portfolio, charge-offs, a continued weak residential real estate market, level or declining real estate values and tighter credit markets provide the basis for the higher provision for loan losses.

The Company's nonperforming assets consist of other real estate owned, loans on nonaccrual status and loans which are contractually past due 90 days or more on which interest is still being accrued.  Nonaccrual loans of $26,277,000 and loans past due 90 days or more of $1,326,000 totaled $27,603,000, or 3.19 percent of gross loans, at December 31, 2008.  Nonaccrual loans of $14,663,000 and loans past due 90 days or more of $2,761,000 totaled $17,424,000, or 2.15 percent of gross loans, at December 31, 2007. Generally, loans are placed on nonaccrual status when the collection of the principal or interest in full becomes doubtful.  Nonperforming assets also included $8,100,000 and $2,112,000 of other real estate owned at December 31, 2008 and 2007, respectively.  Management is aggressively pricing and marketing the other real estate owned.

Impaired loans under Statement of Financial Accounting Standards (“SFAS”) No. 114 totaled $37,730,000 and $14,663,000 at December 31, 2008 and 2007, respectively.

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

The $27.6 million in nonperforming loans were primarily loans made in or related to the Bluffton/HHI market and includes 100 loans.  The loans consist of $13.8 million in 30 completed residential properties, $10.9 million in 32 lot, construction and land loans, $1.5 million in seven commercial properties and $1.4 million in 31 in other loans.  In the first quarter 2009, the Company successfully settled its largest single nonperforming loan of approximately $4 million.  The Company recovered the full principal and interest due on the loan.

During 2008, the Bluffton/HHI real estate market continued to slow.  The Company has also experienced some slow down in the Savannah MSA real estate market.

The Company continues to devote significant internal and external resources to managing the past due and classified loans.  The Company has performed extensive internal loan review procedures and analyses on the loan portfolio.  As noted in prior years, higher risk characteristics were identified, primarily in the speculative and non-owner occupied Bluffton/HHI residential real estate loans that were originated in 2004-2006 in a much stronger real estate market.  Many of the loans are not currently delinquent or past due but are properly graded so that the appropriate attention can be provided.  The Company has proactively charged-down loans as appropriate before the foreclosure process is complete and often before they are past due.  Management believes that adequate provisions and allowances for loan losses have been recorded in accordance with expanded regulatory guidance that became effective in 2007.

If the allowance for loan losses had changed by five percent, the effect on net income would have been approximately $435,000.  If the allowance had to be increased by this amount, it would not have changed the Subsidiary Banks’ status as well-capitalized financial institutions.

Changes in the allowance for loan losses from 2004 through 2008 are summarized as follows:

($ in thousands)	2008	2007	2006	2005	2004
Balance at the beginning of the year	$12,864	$ 8,954	$ 7,813	$ 6,389	$ 5,067
Charge-offs – commercial	(387)	(150)	-	(22)	(143)
Charge-offs – consumer	(85)	(103)	(125)	(82)	(112)
Charge-offs – real estate	(5,242)	(621)	(381)	(48)	- -
Charge-offs – total	(5,714)	(874)	(506)	(152)	(255)
Recoveries – commercial	13	6	6	7	26
Recoveries – consumer	28	43	54	53	68
Recoveries – real estate	109	60	2	16	33
Recoveries – total	150	109	62	76	127
Net charge-offs	(5,564)	(765)	(444)	(76)	(128)
Provision for loan losses	6,000	4,675	1,585	1,500	1,450
Balance at the end of the year	$ 13,300	$ 12,864	$ 8,954	$ 7,813	$ 6,389
Ratio of net charge-offs to average loans	0.68%	0.10%	0.07%	0.01%	0.03%

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

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company’s allocation of the allowance for loan losses is presented in the following table:

($ in thousands)	2008	2007	2006	2005	2004
Commercial	$ 760	$ 750	$ 900	$ 700	$ 650
Real estate-construction
and development	5,291	4,150	4,350	3,750	2,750
Real estate-mortgage	7,061	6,750	2,350	1,900	1,750
Consumer	188	200	400	350	400
Unallocated	-	1,014	954	1,113	839
Total allowance for
loan losses	$ 13,300	$ 12,864	$ 8,954	$ 7,813	$ 6,389

The composition of the loan portfolio as a percentage of total loans is presented below:

Loan Categories	2008	2007	2006	2005	2004
Commercial	9.4%	8.8%	8.0%	7.4%	7.3%
Real estate-construction
and development	16.4	16.6	23.1	23.6	19.4
Real estate-mortgage	72.2	72.3	66.6	66.7	69.9
Consumer	2.0	2.3	2.3	2.3	3.4
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

Impairment of Loans

We measure impaired loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  We consider a loan impaired when it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  We do not consider a loan impaired during a period of delay in payment if we expect the ultimate collection of all amounts due.  We maintain a valuation allowance to the extent that the measure of value of an impaired loan is less than the recorded investment.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, length of time the properties have been held, and our ability and intention with regard to continued ownership of the properties.  The Company may incur additional write-downs of foreclosed assets to fair value less costs to sell if valuations indicate a further other than temporary deterioration in market conditions.

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2008 Compared with 2007

Net income for 2008 was $6,006,000, a decrease of 21 percent from $7,636,000 in 2007.  Net income per diluted share was $1.01 and $1.29 in 2008 and 2007, respectively.  The earnings decrease was primarily attributable to a lower net interest margin, a higher provision for loan losses and higher noninterest expense partially offset by an increase in noninterest income.  Return on average equity was 7.60 percent, return on average assets was 0.63 percent and the efficiency ratio was 61.98 percent in 2008.

Average interest-earning assets increased 8.1 percent to $898 million in 2008 from $831 million in 2007.  Net interest income was $32,243,000 in 2008 compared to $32,976,000 in 2007, a decrease of 2.2 percent.  Average loans were $822 million for 2008, 9.0 percent higher when compared to $754 million in 2007.  Shareholders’ equity increased 6.6 percent to $81 million at December 31, 2008 from $76 million at December 31, 2007.  The Company’s total capital to risk-weighted assets ratio was 11.54 percent at December 31, 2008, well in excess of the 10 percent required by the regulatory agencies to maintain well-capitalized status.  The net interest margin decreased to 3.58 percent in 2008 from 3.99 percent in 2007.  As shown in Table 8, the decline in net interest margin was primarily due to the increase in noninterest-earning assets, a decrease in noninterest-bearing deposits and a decrease in interest rate spread.  While the prime rate declined 400 basis points in 2008, the interest rate spread only decreased nine basis points.  As shown in Table 7, the Company’s balance sheet is asset-sensitive since the interest-earning assets reprice faster than interest-bearing liabilities.  Rising interest rates favorably impact the net interest margin of an asset-sensitive balance sheet and falling rates adversely impact the net interest margin. However, when the prime rate stops decreasing, the interest rates on time deposits, certain non-maturity deposits and other funding sources will continue to decline due to the re-pricing lag associated with those liabilities.

The provision for loan losses was $6,000,000 for 2008, compared to $4,675,000 in 2007.  Loan growth was $56 million in 2008 compared to $88 million in 2007.  The higher provision for loan losses in 2008 as compared to 2007 is mainly attributable to higher nonperforming loans and net charge-offs as a result of the continued weakness in the real estate market.  Net charge-offs were $5,564,000 in 2008 as compared to $765,000 in 2007.  The significant increase in charge-offs resulted primarily from the nonperforming residential real estate-related loans in the Hilton Head Island / Bluffton, South Carolina market and continued weakness in the overall real estate market.

Noninterest income was $7,675,000 in 2008 compared to $4,753,000 in 2007, an increase of $2,922,000 or 61 percent.  The increase was the result of higher trust and asset management fees of $1,319,000 primarily due to Minis, a gain on hedges of $1,288,000 and an increase in service charges on deposits of $498,000 partially offset by a decrease of $320,000 in net mortgage related income.  The higher service charges were primarily due to a new payment optimization program started in the first quarter 2008.

Noninterest expense was $24,742,000 in 2008 compared to $21,183,000 in 2007, an increase of $3,559,000, or 17 percent.  The increase included a full year of Minis expenses of $1,399,000 in 2008 compared to four months of expenses of $455,000 in 2007.  Salaries and employee benefits increased $1,738,000 or 15 percent due to Minis, additional employees in new markets and normal salary and benefit increases.  Occupancy and equipment expense increased $590,000, or 18 percent, primarily due to new banking offices that were added in 2007 and 2008.  Other operating expenses increased $1,116,000, or 25 percent and included $402,000 in higher FDIC insurance premiums and $483,000 in higher expenses related to other real estate and loan costs.

Income tax expense was $3,170,000 in 2008 and $4,235,000 in 2007.  The combined effective federal and state tax rates were 34.5 percent and 35.7 percent, respectively.  Lower taxable income in the 35 percent tax bracket and higher low income housing tax credits were the primary contributors to the lower effective tax rate in 2008.  The Company has never recorded a valuation allowance against deferred tax assets.  All significant deferred tax assets are considered to be realizable due to expected future taxable income.

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

2007 Compared with 2006

Net income for 2007 was $7,636,000, a decrease of 24 percent from $10,002,000 in 2006.  Net income per diluted share was $1.29 and $1.70 in 2007 and 2006, respectively.  Higher interest income resulting from solid growth in interest-earning assets was offset by higher interest expense on interest-bearing liabilities and a much higher provision for loan losses.  Return on average equity was 10.68 percent, return on average assets was 0.88 percent and the efficiency ratio was 56.15 percent in 2007.

Average interest-earning assets increased 13 percent to $831 million in 2007 from $734 million in 2006.  Net interest income was $32,976,000 in 2007 compared to $32,452,000 in 2006, an increase of $524,000 or 1.6 percent.  Average loans were $754 million for 2007, 14 percent higher when compared to $659 million in 2006.  The net interest margin decreased to 3.99 percent in 2007 from 4.44 percent in 2006.  As shown in Table 9, the decline in net interest margin was primarily due to the rise in deposit and other borrowing costs over the prior 12 months and changes in the deposit mix.  The increase in the yield on interest-earning assets was more than offset by increasing costs of interest-bearing liabilities.

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

Noninterest income was $4,753,000 in 2007 compared to $4,303,000 in 2006, an increase of $450,000, or 10 percent.  Trust and asset management fees were $855,000 higher, but were offset by lower mortgage related income and service charges on deposit accounts.  Mortgage banking related income, net of direct origination costs, was $615,000 in 2007 compared to $886,000 for the same period in 2006, a decrease of $271,000 or 31 percent.  The mortgage related income was impacted negatively by lower mortgage origination volumes resulting from slowing residential real estate sales, higher credit standards in the secondary market for borrowers and higher mortgage loan rates, particularly on larger loans.

Noninterest expense was $21,183,000 in 2007 compared to $19,953,000 in 2006, an increase of $1,230,000, or 6.2 percent.  The increase included four months of Minis expenses of $455,000 in 2007.  Salaries and employee benefits increased $994,000 or 9.2 percent.  Occupancy, equipment and information technology expenses increased approximately $465,000, or 11 percent.  Other operating expense decreased $273,000, or 5.9 percent, primarily due to nonrecurring pre-opening expenses related to the opening of Harbourside in 2006 and nonrecurring first year Sarbanes-Oxley costs incurred in the first quarter 2006.

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

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Capital Resources

Balance Sheet Activity

The major changes in the Company’s assets and liabilities for the current and prior period are shown in the consolidated statements of cash flows.  Average total assets increased 10 percent to $960 million in 2008 from $869 million in 2007.  Total assets were $1 billion and $932 million at December 31, 2008 and 2007, respectively, an increase of 7.3 percent.  The increase in loans and securities of $56 million and $21 million, respectively, during 2008 was funded primarily by $68 million in deposit growth and $7 million in additional FHLB long-term borrowings.

The Company has classified all investment securities as available for sale.  Lower short-term interest rates resulted in an overall net unrealized gain in the investment portfolio.  The unrealized gain or loss amounts are recorded in shareholders’ equity as accumulated other comprehensive income (loss), net of tax.

Historically, deposits at the Subsidiary Banks have been obtained from local customers.  Over the past several years funding sources have been expanded to include non-local deposits and more frequent use of short-term advances from the FHLB.  Total deposits included brokered time deposits and institutional money market accounts of $222 million at December 31, 2008 and $127 million at December 31, 2007.  At December 31, 2008, brokered time deposits include $38 million of deposits from our local customers that is classified as brokered because it is included in the CDARS network for deposit insurance purposes.

Loans

The following table shows the composition of the loan portfolio at December 31, 2008 and 2007, including a more detailed breakdown of real estate secured loans by collateral type and purpose.

Table 6 - Loan Concentrations

($ in thousands)	2008	% of Total	2007	% of Total	% Change ($)
Non-residential real estate
Owner-occupied	$ 137,742	16	$ 118,714	15	16
Non owner-occupied	124,502	14	118,904	15	5
Construction	26,965	3	33,923	4	(21)
Commercial land and lot development	42,590	5	38,127	5	12
Total non-residential real estate	331,799	38	309,668	39	7
Residential real estate
Owner-occupied – 1-4 family	89,774	10	83,828	10	7
Non owner-occupied – 1-4 family	147,396	17	114,992	14	28
Construction	43,431	5	57,541	7	(25)
Residential land and lot development	98,715	12	109,718	14	(10)
Home equity lines	55,092	6	43,322	5	27
Total residential real estate	434,408	50	409,401	50	6
Total real estate loans	766,207	88	719,069	89	7
Commercial	81,348	10	71,370	9	14
Consumer	17,628	2	18,692	2	(6)
Unearned fees, net	(209)	-	(480)	-	(56)
Total loans, net of unearned fees	$ 864,974	100	$ 808,651	100	7

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources

The Office of the Comptroller of the Currency and Office of Thrift Supervision have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required.  In addition, the FDIC assesses FDIC insurance premiums based on certain “well-capitalized” risk-based and equity capital ratios.  As of December 31, 2008, the Subsidiary Banks and the Company exceeded the minimum requirements necessary to be classified as “well-capitalized.”

Total equity capital for the Company was $80.9 million, or 8.03 percent of total assets, at December 31, 2008.  Tier 1 capital was 10.28 percent of risk-weighted assets at the same date.  Tier 1 capital at December 31, 2008 includes $10.0 million of trust preferred debt issued by the Company’s nonconsolidated subsidiaries.

Under Federal Reserve Bank holding company capital regulations, trust preferred debt qualifies for Tier 1 capital treatment up to a limit of 25 percent of tangible equity capital plus trust preferred debt.  All of the Company’s trust preferred debt qualifies as Tier 1 capital.  At December 31, 2008, the Company has the capacity to issue approximately $16 million in additional qualifying trust preferred debt which would qualify as Tier 1 capital.

During the fourth quarter of 2008, the Company applied to participate in the TARP Capital Purchase Program offered by the U.S. Treasury Department.  The Company is eligible to issue up to $24 million of preferred stock under the guidelines of the program.

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

During 2008, portfolio loans increased $56 million to $865 million and deposits increased $68 million to $832 million.  The loan to deposit ratio was 104 and 106 percent at December 31, 2008 and 2007, respectively.

In addition to local deposit growth, primary funding and liquidity sources include borrowing capacity with the FHLB, temporary federal funds purchased lines with correspondent banks and non-local institutional and brokered deposits.  Contingency funding and liquidity sources include the ability to sell loans, or participations in certain loans, to investors and borrowings from the Federal Reserve Bank (“FRB”) discount window.

The Subsidiary Banks have Blanket Floating Lien Agreements with the FHLB.  Under these agreements, the Subsidiary Banks have credit lines up to 75 percent of the FHLB qualifying collateral value of their 1-4 family first mortgage loans and up to 50 percent of the FHLB qualifying collateral value of their home equity lines of credit, second mortgage residential loans and certain commercial real estate loans.  The Subsidiary Banks individual borrowing limits range from 10 to 25 percent of assets.  In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $141.2 million of which $33.2 million was advanced at December 31, 2008.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  The Subsidiary Banks also have conditional federal funds borrowing lines available from correspondent banks that management believes can provide up to $20 million of funding needs for 30-60 days.  The Subsidiary Banks have been approved to access the FRB discount window to borrow on a secured basis at 25 basis points over the Federal Funds Target Rate.  The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested.  Savannah and Bryan were approved by the FRB under the borrower-in custody of collateral (“BIC”) arrangement.  This temporary liquidity arrangement allows collateral to be maintained at Savannah and Bryan rather than being delivered to the FRB or a third-party custodian.  At December 31, 2008, Savannah had a $10 million borrowing outstanding with the FRB.

The Savannah Bancorp, Inc. - 2008 Annual Report

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

The Company’s cash flow, maturity and repricing gap at December 31, 2008 was $29 million at one year, or 3.1 percent of total interest-earning assets.  At December 31, 2007 the gap at one year was $61 million, or 6.9 percent of total interest-earning assets.  Interest-earning assets with maturities over five years totaled approximately $83 million, or 8.9 percent of total interest-earning assets.  See Table 7 for cash flow, maturity and repricing gap. The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income.  However, interest-earning assets with maturities and/or repricing dates over five years may include significant rate risk and market value of equity concerns in the event of significant interest rate increases.

The Company is asset-sensitive within one year.  The 400 basis point decrease in the prime rate from 7.25 percent to 3.25 percent during 2008 and the increased level of nonaccrual loans have negatively impacted net interest income and the net interest margin.

Since June 2005, the Company has implemented various strategies to reduce the Company’s asset-sensitive position, primarily through the use of short maturity funding sources, the increased use of fixed rate loans and hedging strategies such as interest rate floors, collars and swaps.  In 2008, the Company terminated $50 million of interest rate swap positions for net proceeds of $2,369,000.  The Company also terminated $35 million of an interest rate floor for net proceeds of $856,000.  The amounts in other comprehensive income related to the terminated transactions will be reclassified into earnings over the remaining lives of the original hedged transactions.
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

Off-Balance Sheet Arrangements

In order to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risks in the normal course of business.  At December 31, 2008, the Company had unfunded commitments to extend credit of $118.1 million and outstanding stand-by letters of credit of $7.7 million.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company uses the same credit policies in establishing commitments and issuing letters of credit as it does for on-balance sheet instruments.  Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

The Savannah Bancorp, Inc. - 2008 Annual Report

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

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 7 - Cash Flow/Maturity Gap and Repricing Data

The following is the cash flow/maturity and repricing data for the Company as of December 31, 2008:

($ in thousands)		0 - 3	3 - 12	1 - 3	3 - 5	Over 5
	Immediate	Months	Months	Years	Years	Years	Total
Interest-earning assets
Investment securities	$ -	$ 7,369	$ 17,254	$ 17,765	$ 16,807	$ 20,252	$ 79,447
Interest-bearing deposits	2,397	138	277	500	-	-	3,312
Federal funds sold	9,701	-	-	-	-	-	9,701
Loans held for sale	-	291	-	-	-	-	291
Loans - fixed rates	-	53,215	145,238	144,845	37,585	50,627	431,510
Loans - variable rates	-	369,097	13,239	8,029	5,020	11,802	407,187
Total interest-earning assets	12,098	430,110	176,008	171,139	59,412	82,681	931,448
Interest-bearing liabilities
NOW and savings **	-	7,167	14,334	35,834	43,000	43,000	143,335
Money market accounts **	-	113,687	35,209	20,119	30,179	-	199,194
Time deposits	-	129,751	210,552	59,192	7,124	144	406,763
Short-term borrowings	55,293	11,494	1,000	-	-	-	67,787
FHLB advances - long-term	-	1	5	11	11	10,141	10,169
Subordinated debt	-	10,310	-	-	-	-	10,310
Total interest-bearing liabilities	55,293	272,410	261,100	115,156	80,314	53,285	837,558
GAP-Excess assets (liabilities)	(43,195)	157,700	(85,092)	55,983	(20,902)	29,396	93,890
GAP-Cumulative	$ (43,195)	$ 114,505	$ 29,413	$ 85,396	$ 64,494	$ 93,890	$ 93,890
Cumulative sensitivity ratio *	0.22	1.35	1.05	1.12	1.08	1.11	1.11

*   Cumulative interest-earning assets / cumulative interest-bearing liabilities

** Repricing of NOW, savings and local money market accounts based on estimated percentages of market interest rate changes.

Note – At December 31, 2008 the Company had unfunded loan commitments and unfunded lines of credit totaling $118 million.  The Company believes the likelihood of these commitments either being totally funded or funded at the same time is low.  However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $108 million.  Additionally, further sources of funding include FRB advances, brokered time deposits and certain other non-local deposits.

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 8 - Average Balance Sheet and Rate/Volume Analysis - 2008 and 2007
The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2008 and 2007.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2008	2007	2008	2007		2008	2007	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 7,033	$ 6,958	2.11	4.97	Interest-bearing deposits	$ 149	$ 346	$ (197)	$ (200)	$ 3
60,136	56,851	4.98	5.01	Investments - taxable	3,002	2,848	154	(17)	171
1,883	2,059	5.46	7.33	Investments - non-taxable	103	151	(48)	(39)	(9)
6,805	9,243	1.95	5.11	Federal funds sold	133	472	(339)	(293)	(46)
765	1,299	7.82	7.54	Loans held for sale	60	98	(38)	4	(42)
821,673	754,490	6.47	7.89	Loans (c)	53,267	59,499	(6,232)	(10,743)	4,511
898,295	830,900	6.30	7.63	Total interest-earning assets	56,714	63,414	(6,700)	(11,081)	4,381
61,965	38,126			Noninterest-earning assets
$960,260	$869,026			Total assets

				Liabilities and equity
				Deposits
$120,661	$114,053	1.15	2.00	NOW accounts	1,396	2,279	(883)	(972)	89
15,488	17,831	0.88	0.99	Savings accounts	137	176	(39)	(20)	(19)
128,826	120,898	2.38	4.43	Money market accounts	3,079	5,355	(2,276)	(2,485)	209
68,464	46,989	2.66	3.85	MMA - institutional	1,827	1,809	18	(561)	579
147,576	131,553	4.52	5.35	CDs, $100M or more	6,685	7,020	(335)	(1,082)	747
85,790	74,234	3.49	4.83	CDs, broker	2,998	3,605	(607)	(1,020)	413
134,240	122,752	4.25	5.03	Other time deposits	5,720	6,171	(451)	(960)	509
701,045	628,310	3.11	4.20	Total interest-bearing deposits	21,842	26,415	(4,573)	(6,867)	2,294
10,264	7,833	2.86	5.27	FHLB advances – long-term	294	413	(119)	(189)	70
67,979	52,796	2.44	4.95	Short-term borrowings	1,661	2,612	(951)	(1,329)	378
10,310	10,310	6.21	8.17	Subordinated debt	642	842	(200)	(203)	3
				Total interest-bearing
789,598	699,249	3.09	4.33	liabilities	24,439	30,282	(5,843)	(8,694)	2,851
83,678	91,367			Noninterest-bearing deposits
7,986	6,894			Other liabilities
78,998	71,516			Shareholders' equity
$960,260	$869,026			Liabilities and equity
		3.21	3.30	Interest rate spread
		3.58	3.99	Net interest margin
				Net interest income	$ 33,275	$ 33,132	$ (857)	$(2,387)	$1,530
$108,697	$131,651			Net earning assets
$784,723	$719,677			Average deposits
		2.78	3.67	Average cost of deposits
105%	105%			Average loan to deposit ratio

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities.  Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment of $32 in 2008 and $156 in 2007 results from tax exempt income less non-deductible TEFRA interest expense.
      (c) Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.

The Savannah Bancorp, Inc. - 2008 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 9 - Average Balance Sheet and Rate/Volume Analysis - 2007 and 2006
The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2007 and 2006.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2007	2006	2007	2006		2007	2006	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 6,958	$ 5,969	4.97	4.91	Interest-bearing deposits	$ 346	$ 293	$ 53	$ 4	$ 49
56,851	48,190	5.01	4.47	Investments - taxable	2848	2,153	695	260	435
2,059	2,410	7.33	7.47	Investments - non-taxable	151	180	(29)	(3)	(26)
9,243	11,309	5.11	4.93	Federal funds sold	472	557	(85)	20	(105)
1,299	7,842	7.54	7.12	Loans held for sale	98	558	(460)	33	(493)
754,490	658,750	7.89	7.83	Loans (c)	59,499	51,606	7,893	395	7,498
830,900	734,470	7.63	7.54	Total interest-earning assets	63,414	55,347	8,067	661	7,406
38,126	35,447			Noninterest-earning assets
$869,026	$769,917			Total assets

				Liabilities and equity
				Deposits
$114,053	$ 95,138	2.00	1.32	NOW accounts	2,279	1,254	1,025	647	378
17,831	19,104	0.99	0.99	Savings accounts	176	190	(14)	-	(14)
167,887	135,736	4.27	3.75	Money market accounts	7,164	5,093	2,071	706	1,365
131,553	105,220	5.35	4.68	CDs, $100M or more	7,020	4,927	2,093	694	1,399
74,234	81,084	4.83	3.98	CDs, broker	3,605	3,225	380	714	(334)
122,752	106,093	5.03	4.39	Other time deposits	6,171	4,653	1,518	679	839
628,310	542,375	4.20	3.57	Total interest-bearing deposits	26,415	19,342	7,073	3,417	3,656
7,833	15,770	5.27	4.93	FHLB advances – long-term	413	778	(365)	54	(419)
52,796	36,175	4.95	4.98	Short-term borrowings	2,612	1,802	810	(11)	821
10,310	10,310	8.17	7.90	Subordinated debt	842	815	27	28	(1)
				Total interest-bearing
699,249	604,630	4.33	3.76	liabilities	30,282	22,737	7,545	3,446	4,099
91,367	96,113			Noninterest-bearing deposits
6,894	7,408			Other liabilities
71,516	61,766			Shareholders' equity
$869,026	$769,917			Liabilities and equity
		3.30	3.78	Interest rate spread
		3.99	4.44	Net interest margin
				Net interest income	$ 33,132	$ 32,610	$ 522	$ (2,785)	$ 3,307
$131,651	$129,840			Net earning assets
$719,677	$638,488			Average deposits
		3.67	3.03	Average cost of deposits
105%	103%			Average loan to deposit ratio

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

The Savannah Bancorp, Inc. - 2008 Annual Report