Form 10-K, Exhibit 13
period 2009-12-31
SAVANNAH BANCORP INC
filed 2010-03-17
CIK 860519

Exhibit 13
The Savannah Bancorp, Inc. and Subsidiaries
Financial Statement Section
Index

The Savannah Bancorp, Inc. - 2009 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:
               We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. and subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of  the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

                We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Savannah Bancorp, Inc. and its subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 15, 2010, expressed an unqualified opinion.

/s/ Mauldin & Jenkins, LLC

Albany, Georgia
March 15, 2010

The Savannah Bancorp, Inc. - 2009 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)

	December 31,
	2009	2008
Assets
Cash and due from banks	$ 19,253	$ 15,088
Federal funds sold	8,575	9,701
Interest-bearing deposits in banks	12,707	3,312
Cash and cash equivalents	40,535	28,101
Securities available for sale, at fair value (amortized
cost of $86,596 and $79,447)	87,919	81,619
Loans held for sale	-	291
Loans, net of allowance for loan losses of $17,678 and $13,300	866,208	851,674
Premises and equipment, net	15,574	11,107
Other real estate owned	8,329	8,100
Bank-owned life insurance	6,434	6,216
Goodwill and other intangible assets, net	2,498	2,642
Other assets	23,011	17,534
Total assets	$ 1,050,508	$ 1,007,284

Liabilities
Deposits:
Noninterest-bearing	$ 82,557	$ 82,723
Interest-bearing demand	143,559	128,965
Savings	16,893	14,370
Money market	228,124	199,194
Time deposits	413,436	406,763
Total deposits	884,569	832,015
Short-term borrowings	39,553	55,636
Other borrowings	15,988	12,151
Federal Home Loan Bank advances – long-term	15,664	10,169
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Other liabilities	5,398	6,071
Total liabilities	971,482	926,352

Commitments and contingencies (Notes 15 and 18)

Shareholders' equity
Preferred stock, par value $1 per share:
authorized 10,000,000 shares, none issued	-	-
Common stock, par value $1 per share: shares authorized
20,000,000, issued 5,933,789	5,934	5,934
Additional paid-in capital	38,605	38,516
Retained earnings	33,383	33,552
Treasury stock, at cost, 1,443 and 318 shares	(4)	(4)
Accumulated other comprehensive income, net	1,108	2,934
Total shareholders' equity	79,026	80,932
Total liabilities and shareholders' equity	$ 1,050,508	$ 1,007,284

The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2009 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
($ in thousands, except per share data)

	For the Years Ended December 31,
	2009	2008	2007
Interest and dividend income
Loans, including fees	$ 47,081	$ 53,259	$ 59,435
Loans held for sale	-	60	98
Investment securities:
Taxable	3,220	2,803	2,594
Tax-exempt	154	87	95
Dividends	45	191	218
Federal funds sold	18	133	472
Deposits with banks	45	149	346
Total interest and dividend income	50,563	56,682	63,258
Interest expense
Deposits	16,454	21,842	26,415
Short-term and other borrowings	1,140	1,661	2,612
Federal Home Loan Bank advances	302	294	413
Subordinated debt	362	642	842
Total interest expense	18,258	24,439	30,282
Net interest income	32,305	32,243	32,976
Provision for loan losses	13,065	6,000	4,675
Net interest income after provision for loan losses	19,240	26,243	28,301
Noninterest income
Trust and asset management fees	2,351	2,832	1,513
Service charges on deposit accounts	1,809	1,881	1,383
Mortgage related income, net	432	295	615
Other operating income	1,238	1,216	1,242
Gain on hedges	873	1,288	-
Gain on sale of securities	2,119	163	-
Total noninterest income	8,822	7,675	4,753
Noninterest expense
Salaries and employee benefits	12,146	13,584	11,846
Occupancy and equipment	3,716	3,884	3,294
FDIC deposit insurance	1,886	653	251
Information technology	1,810	1,633	1,616
Amortization of client list	144	144	48
Loss on sale and write-downs of foreclosed assets	2,566	228	44
Other operating expense	4,710	4,616	4,084
Total noninterest expense	26,978	24,742	21,183
Income before income taxes	1,084	9,176	11,871
Income tax expense	155	3,170	4,235
Net income	$ 929	$ 6,006	$ 7,636
Net income per share:
Basic	$ 0.16	$ 1.01	$ 1.31
Diluted	$ 0.16	$ 1.01	$ 1.29
Dividends per share	$ 0.185	$ 0.50	$ 0.48
Average basic shares (000s)	5,933	5,930	5,850
Average diluted shares (000s)	5,936	5,947	5,922
The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2009 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
 ($ in thousands, except share data)

	For the Years Ended December 31,
	2009	2008	2007
Common shares issued
Shares, beginning of year	5,933,789	5,923,797	5,781,381
Common stock issued	-	6,211	78,006
Exercise of options	-	3,781	64,410
Shares, end of year	5,933,789	5,933,789	5,923,797
Treasury shares owned
Shares, beginning of year	318	318	318
Unvested restricted stock	1,125	-	-
Shares, end of year	1,443	318	318
Common stock
Balance, beginning of year	$ 5,934	$ 5,924	$ 5,781
Common stock issued	-	6	78
Exercise of options	-	4	65
Balance, end of year	5,934	5,934	5,924
Additional paid-in capital
Balance, beginning of year	38,516	38,279	35,747
Common stock issued, net of issuance costs	-	68	1,702
Stock-based compensation expense, net	89	137	147
Exercise of options	-	32	683
Balance, end of year	38,605	38,516	38,279
Retained earnings
Balance, beginning of year	33,552	30,512	25,681
Net income	929	6,006	7,636
Dividends paid	(1,098)	(2,966)	(2,805)
Balance, end of year	33,383	33,552	30,512
Treasury stock
Balance, beginning of year	(4)	(4)	(4)
Exercise of options	-	-	-
Balance, end of year	(4)	(4)	(4)
Accumulated other comprehensive income, net
Balance, beginning of year	2,934	1,561	(631)
Change in unrealized gains/losses on securities
available for sale, net of reclassification adjustment	(531)	842	662
Change in fair value and gains on termination of
derivative instruments, net of tax	(1,295)	531	1,530
Balance, end of year	1,108	2,934	1,561
Total shareholders' equity	$ 79,026	$ 80,932	$ 76,272

The accompanying notes are an integral part of these consolidated financial statements.

See Note 1 for other comprehensive income disclosures.

The Savannah Bancorp, Inc. - 2009 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
($ in thousands)	2009	2008	2007
Operating activities
Net income	$ 929	$ 6,006	$ 7,636
Adjustments to reconcile net income to cash
provided by operating activities:
Provision for loan losses	13,065	6,000	4,675
Loans originated for sale	-	(10,255)	(24,834)
Proceeds from sale of loans originated for sale	291	10,202	25,715
Net amortization (accretion) of securities	432	(95)	(122)
Depreciation and amortization	1,513	1,383	1,118
Accretion of gain on termination of derivatives	(1,962)	(2,670)	-
Proceeds from termination of derivatives	1,299	3,225	-
Non cash stock-based compensation expense	144	221	184
(Increase) decrease in deferred income taxes, net	(1,748)	621	(677)
Gain on sale of loans and securities, net	(2,119)	(221)	(147)
Loss on sale and write-downs of foreclosed assets	2,566	228	44
Equity in net income of nonconsolidated subsidiary	(43)	(94)	(89)
Disposition of premises and equipment	305	-	-
Increase in CSV of bank-owned life insurance policies	(218)	(231)	(225)
Increase in prepaid FDIC deposit insurance assessment	(5,037)	-	-
Change in other assets and other liabilities, net	395	1,209	3,232
Net cash provided by operating activities	9,812	15,529	16,510
Investing activities
Activity in available for sale securities
Purchases	(88,741)	(44,616)	(29,356)
Sales	62,076	5,248	-
Maturities, calls and paydowns	21,203	20,420	23,400
Loan originations and principal collections, net	(35,442)	(71,955)	(90,451)
Proceeds from sale of other real estate owned	5,048	3,852	342
Investment in low income housing tax credits	-	-	(2,000)
Distribution from nonconsolidated subsidiary	-	350	-
Purchase of consolidated subsidiary	-	-	(1,901)
Additions to premises and equipment	(6,141)	(5,516)	(1,450)
Net cash used in investing activities	(41,997)	(92,217)	(101,416)
Financing activities
Net decrease in noninterest-bearing deposits	(166)	(5,780)	(12,653)
Net increase in interest-bearing deposits	52,720	73,577	70,047
Net (decrease) increase in short-term borrowings	(16,083)	(14,963)	29,912
Net increase in other borrowings	3,837	12,151	-
Net increase (decrease) in FHLB advances – long-term	5,495	7,196	(10,336)
Payment on note payable	(86)	(1,840)	-
Dividends paid	(1,098)	(2,966)	(2,805)
Exercise of options and issuance of common stock	-	110	748
Net cash provided by financing activities	44,619	67,485	74,913
Increase (decrease) in cash and cash equivalents	12,434	(9,203)	(9,993)
Cash and cash equivalents, beginning of year	28,101	37,304	47,297
Cash and cash equivalents, end of year	$ 40,535	$ 28,101	$ 37,304

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest on deposits and other borrowings	$ 18,826	$ 25,920	$ 29,865
Income taxes	550	2,595	5,560
Non cash investing activity:
Transfer to other real estate owned from loans	(7,843)	(10,068)	(1,953)
The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. (“the Company”) and its wholly-owned subsidiaries, The Savannah Bank, N.A. (“Savannah”), Bryan Bank & Trust (“Bryan”), and Minis & Co., Inc. (“Minis”), a registered investment advisory firm acquired on August 31, 2007.  The Company formed a new subsidiary, SAVB Holdings, LLC (“SAVB Holdings”), in the third quarter 2008 for the purpose of holding problems loans and other real estate.  The two bank subsidiaries, together, are referred to as the “Subsidiary Banks”.  All significant intercompany balances and transactions have been eliminated in consolidation.  Certain prior year balances have been reclassified to conform to the current year presentation.

Nature of Operations - The Company is a bank holding company headquartered in Savannah, Georgia that owns two banks and a registered investment advisory firm. The Company has ten banking offices and twelve ATMs in Savannah, Garden City, Skidaway Island, Whitemarsh Island, Pooler, and Richmond Hill, Georgia and Hilton Head Island and Bluffton, South Carolina. The Company also has mortgage lending offices in Savannah, Richmond Hill and Hilton Head Island and an investment management office in Savannah.  In addition, the Company has a loan production office on St. Simons Island, Georgia.  Through the subsidiaries, the Company offers a full range of lending, deposit, residential mortgage origination, fiduciary, trust and investment advisory products.  The primary service area of the Company is Chatham County and Bryan County, Georgia and southern Beaufort County in South Carolina.  In 2005, the Company formed a nonconsolidated subsidiary, SAVB Properties, LLC, which purchased a 50 percent interest in two real estate partnerships that own the Company’s headquarters building and the adjacent parking lot.  This investment is accounted for using the equity method of accounting.  Effective September 30, 2009, the Company merged the charter of Harbourside Community Bank, its wholly-owned subsidiary, into Savannah.

Use of Estimates - In preparing consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed assets, fair value of financial instruments, other-than-temporary impairment analysis and the evaluation of the realization of deferred tax assets.

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

The Financial Accounting Standards Board (“FASB”) recently issued accounting guidance related to the recognition and presentation of other-than-temporary impairment.  See the “Recent Accounting Pronouncements” section for additional information.  Prior to the adoption of the recent accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

The Savannah Bancorp, Inc. - 2009 Annual Report

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

The allowance consists of specific and general reserve components.  The specific component relates to loans that are deemed to be impaired.  For such loans that are classified as impaired, an allowance is established or the loan is charged-down when the discounted cash flows (or value of related collateral or observable market price) of the impaired loan is lower than the carrying value of that loan.  The general component covers doubtful or substandard loans not considered impaired and non-classified loans.  The general reserve components are based on historical loss experience adjusted for qualitative factors.

The Savannah Bancorp, Inc. - 2009 Annual Report

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

Other Real Estate Owned - Assets acquired through loan foreclosure are held for sale and are initially recorded at fair value less estimated disposal costs at the date of foreclosure, establishing a new cost basis.  Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated disposal costs.  Valuation allowances are established or the asset is written-down when subsequent valuations are less than current carrying amounts.  Expenses from operations, changes in the valuation allowance, write-downs and net expenses from holding these assets are included in noninterest expense.

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

Intangible Assets - Intangible assets include goodwill and other identifiable assets, such as customer lists, resulting from the acquisition of Minis.  Customer list intangibles are amortized on a straight-line basis over an estimated useful life of ten years and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.  Goodwill is not amortized but tested annually for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit.  Examples of such events or circumstances include adverse change in operations, legal factors, business climate, unanticipated competition, change in regulatory environment, or loss of key personnel.  The goodwill and intangible assets were evaluated for impairment as of August 31, 2009 and based on that evaluation it was determined that there was no impairment.

Income Taxes - The income tax accounting guidance results in two components of income tax expense: current and deferred.  Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.  The Company determines deferred income taxes using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.  Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination.  The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any.  A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.  The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.  Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

On January 1, 2009, the Company adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

The Savannah Bancorp, Inc. - 2009 Annual Report

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

(amounts in thousands)
Years Ended December 31,	2009	2008	2007
Average number of common shares outstanding - basic	5,933	5,930	5,850
Effect of dilutive options	3	17	72
Average number of common shares outstanding - diluted	5,936	5,947	5,922

Stock option shares in the amount of 194,814, 192,022 and 102,602 for the years ended 2009, 2008 and 2007, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.

Derivative Instruments and Hedging Activities – Accounting principles provide the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Accounting principles require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by accounting principles, the Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.  Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.  Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.  Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge.  The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

Other Comprehensive Income (Loss) - Comprehensive income (loss) is the change in the Company’s equity during the period from transactions and other events and circumstances from non-owner sources.

($ in thousands)	2009	2008	2007
Net income	$ 929	$ 6,006	$ 7,636
Change in unrealized gains/losses on securities
available for sale, net of reclassification adjustment	(531)	842	662
Change in fair value and gains on termination of
derivative instruments, net of tax	(1,295)	531	1,530
Other comprehensive income (loss)	$ (897)	$ 7,379	$ 9,828

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Accounting for Stock-Based Compensation - Accounting principles require that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the grant date fair value of the equity or liability instruments issued.  The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees’ service period, generally defined as the vesting period.  For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.  A Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards and stock grants.

The 1995 Incentive Stock Option Plan (“1995 Plan”) authorized the Company to issue both incentive and non-qualified stock options to certain key officers for the purchase of shares at the fair market value of the stock at the date of grant.  In 2000, the shareholders authorized additional option shares under the 1995 Plan.  All authorized shares have been awarded from the 1995 Plan.

In 2005, shareholders approved the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (“2005 Omnibus Plan”) and authorized 250,000 option or restricted shares to be available for issuance.  The total number of remaining options or awards available for issuance at December 31, 2009 under the 2005 Omnibus Plan was 128,980 shares of common stock.  Options granted under both plans have a term of ten years and generally become fully vested over periods ranging from three to ten years.  Performance based options granted to directors vest over three quarters from the date of grant.

The following table summarizes compensation costs related to the Company’s stock-based compensation plans for the years ended December 31:

($ in thousands)	2009	2008	2007
Salaries and employee benefits	$ 94	$ 189	$ 143
Directors' stock-based compensation	50	32	41
Pre-tax stock-based compensation expense	144	221	184
Income tax benefit	(55)	(84)	(37)
Total stock-based compensation expense, net of tax	$ 89	$ 137	$ 147

During 2009 and 2008 no income tax benefits were realized on stock option exercises.  In 2007, the Company realized $15,000 in income tax benefit associated with certain stock option exercises.

The Company recognizes stock-based compensation expense using the graded vesting attribution method.  The remaining unrecognized compensation cost related to unvested incentive stock option and restricted share awards at December 31, 2009 is approximately $196,000.  The weighted-average period of time over which this cost will be recognized is approximately 2.8 years.  This amount does not include the cost of any additional options that may be granted in future periods nor any reduction in cost for potential forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2009	2008	2007
Weighted average fair value of options granted	$ 1.87	$ 4.29	$ 7.71
Expected volatility	39.1%	31.4%	28.6%
Dividend yield	2.67%	2.87%	1.90%
Risk-free interest rate	1.82%	2.48%	4.92%
Expected life	6.0 years	6.0 years	6.0 years

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory.  There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different speeds, or on different indexes, than our interest-earning assets.  Credit risk is the risk of default on the loan portfolio that results from borrowers’ inability or unwillingness to make contractually required payments.  Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of other real estate owned, investment securities available for sale and mortgage servicing rights.

The Company is subject to the regulations of various government agencies.  These regulations can and do change significantly from period to period.  The Company also undergoes periodic examinations by the regulatory agencies, which may subject the Company to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators’ judgments on information available to them at the time of their examination.

Recent Accounting Pronouncements

Effective July 1, 2009, the Company adopted a new accounting guidance related to U.S. GAAP [FASB Accounting Standards Codification (“ASC”) 105, Generally Accepted Accounting Principles].  This guidance establishes FASB ASC as the source of authoritative U.S. GAAP recognized by FASB to be applied by nongovernmental entities.  Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.  FASB ASC supersedes all existing non-SEC accounting and reporting standards.  All other nongrandfathered, non-SEC accounting literature not included in the ASC has become nonauthoritative.  FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts.  Instead, it will issue Accounting Standards Updates (“ASU”), which will serve to update the ASC, provide background information about the guidance, and provide the basis for conclusions on the changes to the ASC.  The ASC is not intended to change U.S. GAAP or any requirements of the SEC.  This guidance is effective for the Company as of December 31, 2009.

Effective April 1, 2009, the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment (ASC 320-10).  This recent accounting guidance amends the recognition guidance for other-than-temporary impairments of debt securities and expands the financial statement disclosures for other-than-temporary impairment losses on debt and equity securities.  The recent guidance replaced the “intent and ability” indication in current guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss.  When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.  For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

The Company adopted accounting guidance related to fair value measurements and disclosures (ASC 820, Fair Value Measurements and Disclosures).  This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  This guidance establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.  The effect of adoption was not material.

FASB issued ASU 2009-05 (ASC 820) which describes the valuation techniques companies should use to measure the fair value of liabilities for which there is limited observable market data.  If a quoted price in an active market is not available for an identical liability, an entity should use one of the following approaches: (1) the quoted price of the identical liability when traded as an asset, (2) quoted prices for similar liabilities or similar liabilities when

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

traded as an asset, or (3) another valuation technique that is consistent with the accounting guidance in the ASC for fair value measurements and disclosures.  When measuring the fair value of liabilities, this guidance reiterates that companies should apply valuation techniques that maximize the use of relevant observable inputs, which is consistent with existing accounting provisions for fair value measurements.  In addition, this guidance clarifies when an entity should adjust quoted prices of identical or similar assets that are used to estimate the fair value of liabilities.  This guidance is effective as of December 31, 2009 with adoption applied prospectively.

In addition, the following accounting pronouncement was issued by FASB, but is not yet effective:

FASB issued accounting guidance (FASB Statement No. 166) which modifies certain guidance contained in the Transfers and Servicing topic of the ASC (ASC 860).  This standard eliminates the concept of qualifying special purpose entities, provides guidance as to when a portion of a transferred financial asset can be evaluated for sale accounting, provides additional guidance with regard to accounting for transfers of financial assets, and requires additional disclosures.  This guidance is effective for the Company as of January 1, 2010, with adoption applied prospectively for transfers that occur on or after the effective date.

Note 2 - Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

The Subsidiary Banks are required by the Federal Reserve Bank (“FRB”) to maintain minimum cash reserves based upon reserve requirements calculated on their deposit balances.  Cash reserves of $339,000 and $507,000 are required as of December 31, 2009 and 2008, respectively.  The Company pledges interest-bearing cash balances at the Federal Home Loan Bank of Atlanta (“FHLB”) in addition to investment securities to secure public fund deposits and securities sold under repurchase agreements.  Pledged cash balances are $11,500,000 and $2,000,000 at December 31, 2009 and 2008, respectively.

Note 3 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2009 and 2008 are as follows:

	2009
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U.S. government-sponsored enterprises (“GSE”)	$ 1,727	$ 136	$ -	$ 1,863
Mortgage-backed securities - GSE	73,203	1,205	(120)	74,288
State and municipal securities	7,906	108	(6)	8,008
Restricted equity securities	3,760	-	-	3,760
Total investment securities	$ 86,596	$ 1,449	$ (126)	$ 87,919

	2008
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U.S. government-sponsored enterprises	$ 17,417	$ 828	$ -	$ 18,245
Mortgage-backed securities - GSE	55,597	1,220	(4)	56,813
State and municipal securities	2,719	128	-	2,847
Restricted equity securities	3,714	-	-	3,714
Total investment securities	$ 79,447	$ 2,176	$ (4)	$ 81,619

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 3 - Securities Available for Sale (continued)

The distribution of securities by contractual maturity at December 31, 2009 is shown below.  Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$ -	$ -
Due after one year through five years	1,920	2,001
Due after five years through ten years	1,999	2,089
Due after ten years	5,714	5,781
Mortgage-backed securities	73,203	74,288
Restricted equity securities	3,760	3,760
Total investment securities	$ 86,596	$ 87,919

At December 31, 2009 and 2008, investment securities with a carrying value of $60,260,000 and $58,205,000, respectively, are pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.

Gains and losses on sales of securities available for sale consist of the following for the years ended December 31:

($ in thousands)	2009	2008	2007
Gross gains	$ 2,170	$ 163	$ -
Gross losses	(51)	-	-
Net realized gains	$ 2,119	$ 163	$ -

The restricted equity securities consist of the following at December 31:

($ in thousands)	2009	2008
FHLB stock	$ 3,205	$ 3,159
FRB stock	555	555
Total	$ 3,760	$ 3,714

The unrealized losses on the Company’s investment in GSE mortgage-backed securities were caused by interest rate increases.  The Company purchased those investments at a premium relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government.  Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investments.  Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 4 - Loans

The composition of the loan portfolio at December 31, 2009 and 2008 is presented below:

($ in thousands)		Percent		Percent
	2009	of Total	2008	of Total
Commercial	$ 89,380	10.1%	$ 81,396	9.5%
Real estate - construction and development	61,476	7.0	99,809	11.5
Real estate - mortgage	718,060	81.2	666,075	77.0
Installment and other consumer	14,970	1.7	17,694	2.0
Gross loans	883,886	100.0%	864,974	100.0%
Allowance for loan losses	(17,678)		(13,300)
Net loans	$ 866,208		$ 851,674

Changes in the allowance for loan losses are summarized as follows:

($ in thousands)	2009	2008	2007
Balance, beginning of year	$ 13,300	$ 12,864	$ 8,954
Provision for loan losses	13,065	6,000	4,675
Charge-offs	(8,893)	(5,714)	(874)
Recoveries	206	150	109
Balance, end of year	$ 17,678	$ 13,300	$ 12,864

A loan is considered impaired, in accordance with the impairment accounting guidance, when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual term of the loan.  Impaired loans include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties.  These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following is a summary of information pertaining to impaired loans as of and for the years ended December 31:

($ in thousands)	2009	2008
Impaired loans without a valuation allowance	$ 15,887	$ 19,289
Impaired loans with a valuation allowance	38,167	18,441
Total impaired loans	$ 54,054	$ 37,730
Valuation allowance related to impaired loans	$ 6,129	$ 2,796
Average investment in impaired loans	$ 45,892	$ 26,197
Interest income recognized on impaired loans	$ 957	$ 659

Impaired loans with a valuation allowance include pools of impaired loans.  At December 31, 2009 and 2008, loans on nonaccrual status amounted to approximately $32,545,000 and $26,277,000, respectively, and loans past due 90 days or more and still accruing interest were $1,570,000 and $1,326,000, respectively.

The Company has granted loans to certain directors and executive officers of the Company and to their related interests.  The aggregate amount of loans was $37,933,000 and $31,325,000 at December 31, 2009 and 2008, respectively.  During 2009, new loans of $16,292,000 were made and repayments of $9,484,000 were received.  Also, related party loan totals decreased by an additional $200,000 during 2009 due to changes in related party status.  Unfunded commitments of credit available to related parties aggregated $2,515,000 and $4,295,000 at December 31, 2009 and 2008, respectively.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 5 - Premises and Equipment

Premises and equipment at December 31, 2009 and 2008 are summarized as follows:

($ in thousands)	Depreciable Lives	2009	2008
Land	-	$ 2,635	$ 2,635
Buildings and improvements	5 - 50	11,334	5,361
Furniture and banking equipment	3 - 15	7,637	7,420
Leasehold improvements	5 - 32	1,710	2,277
Total cost		23,316	17,693
Less accumulated depreciation and amortization		7,742	6,586
Premises and equipment, net		$ 15,574	$ 11,107

Depreciation expense was $1,369,000, $1,239,000, and $1,070,000 for the years ended December 31, 2009, 2008 and 2007, respectively.  In 2009, buildings and improvements includes approximately $5.7 million for the purchase of the Company’s previously leased building on Hilton Head Island.

Note 6 - Other Real Estate Owned

Other real estate owned at December 31, 2009 and 2008 is summarized as follows:

($ in thousands)	2009	2008
Balance, beginning of year	$ 8,100	$ 2,112
Additions	7,843	10,068
Disposals	(6,772)	(3,994)
Additional write-downs	(842)	(86)
Balance, end of year	$ 8,329	$ 8,100

Note 7 - Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2009 and 2008 is $261,795,000 and $204,650,000, respectively.  At December 31, 2009, brokered time deposits mature as follows: 2010 - $100,252,000; 2011 - $1,874,000; and 2012 - $387,000.  Additionally, $69,368,000 of non-maturity institutional money market accounts are considered brokered deposits because the deposits are from customers of brokerage firms up to a maximum of $250,000 per depositor.

The scheduled maturities of time deposits at December 31, 2009 are as follows:

($ in thousands)	Total
2010	$ 368,383
2011	23,911
2012	7,083
2013	2,781
2014 and thereafter	11,278
Total	$ 413,436

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 8 - Short-Term Borrowings

Short-term borrowings at December 31, 2009 and 2008 consist of federal funds purchased, securities sold under agreements to repurchase, and FHLB and FRB short-term advances:

($ in thousands)	Federal Funds Purchased	Securities Sold Under Repurchase Agreements	FHLB and FRB Short-Term Advances
2009
Balance at December 31	$ 1,320	$ 12,233	$ 26,000
Maximum indebtedness at any month end	3,247	18,459	34,000
Daily average indebtedness outstanding	1,045	14,835	18,496
Average rate paid for the year	0.34%	0.53%	0.75%
Average rate paid on period-end borrowings	0.20%	0.50%	0.41%

2008
Balance at December 31	$ 2,066	$ 20,520	$ 33,050
Maximum indebtedness at any month end	2,066	27,137	71,000
Daily average indebtedness outstanding	1,322	22,656	40,852
Average rate paid for the year	2.23%	1.76%	2.61%
Average rate paid on period-end borrowings	0.69%	0.50%	1.11%

The maximum amount of short-term borrowings outstanding at the end of any month was $52,819,000 and $94,266,000 during 2009 and 2008, respectively.  At December 31, 2009, federal funds borrowing arrangements aggregating $29,000,000 were available to the Subsidiary Banks from correspondent banking institutions.  There are no commitment fees and no requirements for compensating balances.  These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks.

Savannah is a member and shareholder of the FRB of Atlanta.  The Subsidiary Banks have been approved to access the FRB discount window to borrow on a secured basis at 25 basis points over the Federal Funds Target Rate.  The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested. The Subsidiary Banks were approved by the FRB under the borrower-in-custody of collateral (“BIC”) arrangement. This temporary liquidity arrangement allows collateral to be maintained at the Subsidiary Banks rather than being delivered to the FRB or a third party custodian.  At December 31, 2009, the Company had secured borrowing capacity of $83.8 million with the FRB and $10.0 million outstanding.

Note 9 - Other Borrowings

Other borrowings consist of a note payable due to related parties (directors) of $15,988,000.  The proceeds were used to fund SAVB Holdings.  Principal payments are due monthly based on repayments, sales, charge-offs or other activity in the assets held by SAVB Holdings.  At December 31, 2009, interest is at prime plus two percent with a floor of 7.5 percent and is due monthly.  The note requires a cumulative remaining principal pay down of $1.7 million by September 30, 2010 and $5.5 million by September 30, 2011, with all indebtedness due and payable by September 30, 2012.  The agreement includes customary performance covenants and a guarantee of the Company.  One of the covenants is that the Company’s dividend payout ratio will not exceed 50 percent on a quarterly basis.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 10 - Federal Home Loan Advances – Long-Term

Convertible Advances - The Company had convertible fixed rate advances of $10,000,000 at December 31, 2009 and 2008.  The weighted-average interest rates on convertible advances were 2.26 percent at December 31, 2009 and 2008.  The advances mature in 2018 and are convertible each quarter beginning in 2010 at the option of the FHLB to an advance with an interest rate equal to the current three-month LIBOR.

Long-term Advances - Long-term advances from the FHLB totaled $5,664,000 and $169,000 at December 31, 2009 and 2008, respectively.  The weighted-average interest rates on the long-term advances were 1.95 and 0.50 percent at December 31, 2009 and 2008, respectively.  Aggregate maturities are $2,000,000 in 2011, $3,500,000 in 2012 and $164,000 in 2014 and thereafter.  Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity.  The long-term advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - The Subsidiary Banks are shareholders of the FHLB and have access to secured borrowings from the FHLB under Blanket Floating Lien Agreements.  Under these agreements, the Subsidiary Banks have pledged certain 1-4 family first mortgage loans, commercial real estate loans, home equity lines of credit and second mortgage residential loans.  The Subsidiary Banks’ individual borrowing limits range from 20 to 25 percent of assets.  In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $122.9 million of which $31.7 million was advanced at December 31, 2009.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  Additional advances are subject to review and approval by the FHLB.

Note 11 - Subordinated Debt to Nonconsolidated Subsidiaries

During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the “Trusts”), nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms.  The Trust Preferred Securities have maturities of 30 years and are redeemable at the Company’s option on any quarterly interest payment date after five years.  There are certain events (as defined in the Trust agreements) in which the securities may be redeemed within the first five years at the Company’s option.  At December 31, 2009, the interest rates on the securities were 3.13 and 2.45 percent, respectively, with quarterly resets at the three-month LIBOR plus 2.85 and 2.20 percent, respectively.  The Company’s liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments of $186,000 and $124,000, respectively, in the consolidated balance sheet.  Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under FRB regulations.

Note 12 - Income Taxes

Income tax expense is composed of the following for each of the years ended December 31:

($ in thousands)	2009	2008	2007
Current federal	$ 1,861	$ 2,757	$ 5,355
Current state	42	310	418
Total current	1,903	3,067	5,773
Deferred federal	(1,417)	88	(1,364)
Deferred state	(331)	15	(174)
Total deferred	(1,748)	103	(1,538)
Income tax expense	$ 155	$ 3,170	$ 4,235

Investments in federal and state low-income housing tax credit partnerships reduced federal and state income tax expense approximately $113,000, $145,000 and $265,000 in 2009, 2008 and 2007, respectively.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 12 - Income Taxes (continued)

A reconciliation between income tax expense and the amounts computed by applying the U.S. federal tax rate of 34 percent to income before income taxes is as follows:

($ in thousands)	2009	2008	2007
Tax provision at 34%	$ 369	$ 3,120	$ 4,036
State tax, net of federal tax benefit	46	196	212
Benefit of tax-exempt income, net	(141)	(127)	(121)
Other	(119)	(19)	108
Income tax expense	$ 155	$ 3,170	$ 4,235

Deferred income tax assets and liabilities are comprised of the following at December 31, 2009 and 2008:

($ in thousands)	2009	2008
Deferred tax assets:
Allowance for loan losses	$ 6,455	$ 4,947
Tax-deductible goodwill	741	800
Write-down of foreclosed assets	319	-
Unamortized loan fees	179	193
Unamortized non-compete costs	23	28
Deferred compensation expense	452	397
Stock-compensation expense	114	76
Other	84	184
Total deferred tax assets	8,367	6,625
Deferred tax liabilities:
Depreciation	616	460
Unrealized gains on securities	502	821
Deferred costs on loans and deposits	129	187
Unrealized gains on derivatives	177	970
Other	16	120
Total deferred tax liabilities	1,440	2,558
Net deferred tax assets	$ 6,927	$ 4,067

The net deferred tax assets are included in the consolidated balance sheets in other assets.  The Company files a consolidated Federal tax return and a consolidated Georgia return for the Georgia-based parent and subsidiaries.

Note 13 - Stock Option and Employee Benefit Plans

As discussed in Note 1, the Company has two stock option plans.  All authorized shares have been awarded from the 1995 Plan.  There are 128,980 authorized option shares remaining under the 2005 Omnibus Plan at December 31, 2009.  The options granted in the chart below generally vest 20 percent each year over five years and are exercisable over ten years except for 51,870 option shares granted to directors which vest within one year and 18,310 restricted share awards which vest from three to ten years.  Some of the executive officer option shares also include minimum performance triggers as a condition of vesting.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 13 - Stock Option and Employee Benefit Plans (continued)

Changes in stock options outstanding for the years ended December 31, 2009, 2008 and 2007 are as follows.

	2009		2008		2007
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning
of year	192,022	$ 18.28	210,484	$ 17.76	271,230	$ 15.58
Granted	19,291	8.74	9,850	17.44	24,733	25.39
Exercised	-	-	(3,781)	10.23	(64,410)	11.63
Forfeited	(16,499)	21.12	(24,531)	14.72	(21,069)	5.52
Outstanding at end of year	194,814	$ 17.09	192,022	$ 18.28	210,484	$ 17.76
Exercisable at end of year	175,625	$ 16.75	150,307	$ 17.30	148,013	$ 16.30

At December 31, 2009, there is no aggregate intrinsic value for the outstanding or exercisable stock options.

Options outstanding at December 31, 2009 are as follows:

	Outstanding			Exercisable
Outstanding Common Options	Remaining Contractual Number	Weighted Average Life	Weighted Average Price	Number	Weighted Average Price
Range of exercise prices
$8.74 - $12.00	40,088	4.87	$ 9.44	35,274	$ 9.54
$12.01 - $15.00	20,622	2.54	13.02	20,622	13.02
$15.01 - $20.00	76,240	4.61	16.83	76,250	16.83
$20.01 - $25.00	33,405	5.14	22.32	28,030	22.35
$25.00 - $28.56	24,449	6.98	26.76	15,449	27.60
Total outstanding	194,814	4.83	$ 17.09	175,625	$ 16.75

Restricted Stock - In 2007 and 2006, the Board granted 18,310 shares of restricted stock under the 2005 Omnibus Plan which awards certain officers common shares of the Company.  The cost of these shares is being amortized against earnings using the vesting schedule over the three and ten year vesting periods.  In 2009 and 2008, 1,500 shares did not vest or were forfeited.  Unrecognized compensation cost for restricted stock awards was $189,000 at December 31, 2009.

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate.  The plan allows eligible employees to save a portion of their salary on a pre-tax basis.  Contributions by the Company to the plan are discretionary.  Contributions and administrative expenses related to the plan aggregated $290,000, $339,000 and $354,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

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

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 14 - Capital Ratios and Dividend Restrictions (continued)

As of December 31, 2009, the Subsidiary Banks were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC.  There are no conditions or events since the notification that management believes have changed the institutions’ categories.  Harbourside Community Bank (“Harbourside”) was consolidated with Savannah in 2009.  In prior years Harbourside was a separately chartered institution.

Banking regulations restrict the amount of cash dividends that banks may pay without obtaining regulatory approval.  At December 31, 2009, approximately $6.8 million in retained earnings of the Subsidiary Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Subsidiary Banks.  The Company is not subject to any regulatory restrictions on the payment of dividends to its shareholders.

Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2009.  The following tables show the capital amounts and ratios for the Company and the Subsidiary Banks at December 31, 2009 and 2008:

($ in thousands)	Company		Savannah		Bryan
	2009	2008	2009	2008	2009	2008
Qualifying Capital
Tier 1 capital	$ 85,420	$ 85,356	$ 60,461	$ 54,665	$ 21,672	$ 20,553
Total capital	95,880	95,767	68,061	61,434	24,255	23,176
Leverage Ratios
Tier 1 capital to average assets	8.25%	8.63%	7.93%	8.39%	8.57%	8.62%
Risk-based Ratios
Tier 1 capital to risk-weighted assets	10.30%	10.28%	10.02%	10.13%	10.57%	9.80%
Total capital to risk-weighted assets	11.56%	11.54%	11.28%	11.38%	11.83%	11.05%

		Well-
Required Regulatory Capital Ratios:	Minimum	Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

Note 15 - Leases and Commitments

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2010 - $597,000; 2011 - $849,000; 2012 - $752,000; 2013 - $640,000; 2014 and thereafter is $3,247,000.  The land and office space leases contain customary escalation clauses.  The Company or the Subsidiary Banks are responsible for taxes, insurance and maintenance during the lease term under certain leases.  Future minimum payments due under the Company’s long-term data processing contract are as follows: 2010 - $1,222,000; 2011 - $1,259,000; and 2012 - $216,000.  The contract contains customary escalation and buyout clauses.

The net rental expense for all office space operating leases amounted to $636,000 in 2009, $1,452,000 in 2008 and $1,169,000 in 2007.  The leases on the office space have five to twenty-year renewal options and require increased rental payments under consumer price index escalation clauses.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 16 - Other Operating Expense

The components of other operating expense for the years ended December 31, 2009, 2008 and 2007 are as follows:

($ in thousands)	2009	2008	2007
Professional and directors fees	$ 1,114	$ 957	$ 854
Loan costs	1,107	605	209
Regulatory assessments and audit fees	592	536	625
Postage and courier	310	321	277
Stationery and supplies	253	332	300
Taxes and licenses	244	237	203
Advertising and sales promotion	233	425	433
Telephone	175	209	203
Dues and subscriptions	115	135	116
Insurance	95	65	77
Correspondent bank charges	50	101	123
Other expense	422	693	664
Total other operating expense	$ 4,710	$ 4,616	$ 4,084

Note 17 - On-Balance Sheet Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions.  The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities and through the use of derivative financial instruments.  Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates.  The Company’s derivative financial instruments are used to manage differences in the amount, timing, and duration of the Company’s known or expected cash receipts principally related to certain variable rate loan assets.

Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company’s derivative financial instruments at December 31:

	2009		2008
	Fair Value		Fair Value
($ in thousands)	Asset	Liability	Asset	Liability
Derivatives designated as hedging instruments:
Interest rate products	$ -	$ -	$ 922	$ -

Derivatives not designated as hedging instruments:
Interest rate products	32	20	553	-
Total	$ 32	$ 20	$ 1,475	$ -

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 17 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company has historically used interest rate swaps, collars, and floors as part of its interest rate risk management strategy.  Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed payments over the life of the agreements without exchange of the underlying notional amount.  Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the purchased floor and the payment of variable-rate amounts if interest rates rise above the cap rate on the sold floor.  Interest rate floors designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the contract in exchange for an up front premium.  As of December 31, 2009 the Company had no outstanding derivatives that were designated as cash flow hedging relationships.

During the year ended December 31, 2009, the Company had a $40 million interest rate collar which was used to hedge the cash inflows associated with then-existing pools of Prime-based loan assets.  This interest rate collar hedging the Company’s variable cash inflows associated with Prime-based loan pools failed to qualify for hedge accounting due to the mismatch in the collar notional and designated loan principal; accordingly, all changes in fair value of the collars from the date of failure through the date of termination were recorded directly in earnings.  Refer to amounts disclosed under the sections entitled “Derivatives Not Designated as Hedging Instruments” throughout this footnote.  No hedge ineffectiveness was recognized during the year ended December 31, 2009.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable-rate assets.  During 2010, the Company estimates that $464,000 will be reclassified as an increase to interest income.  During the twelve months ended December 31, 2009, the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of a portion of the hedged forecasted transactions related to the Company’s interest rate swaps, collars and interest rate floor becoming probable not to occur.  The accelerated amount for the twelve months ended December 31, 2009 was a gain of $794,000.

Effect of Derivative Instruments on the Income Statement

The table below presents the effect of the Company’s derivative financial instruments on the income statement for the twelve months ended December 31, 2009 ($ in thousands):

Cash Flow Hedging Relationships	Gain Recognized in OCI on Derivative (Effective Portion)	Location of Gain Reclassified from Accumulated OCI into Income (Effective Portion)	Gain Reclassified from Accumulated OCI into Income (Effective Portion)

Interest Rate Products	$ -	Interest income	$ 1,205
		Noninterest income	794
Total	$ -		$ 1,999

In the first quarter of 2009, the Company terminated a $15 million interest rate collar position for net proceeds of $512,000.  In April 2009, the Company terminated a $25 million interest rate collar position for net proceeds of $787,000.  In 2008, the Company terminated $50 million of interest rate swap positions for net proceeds of $2,369,000.  The Company also terminated $35 million of an interest rate floor for net proceeds of $856,000.  The amounts in other comprehensive income related to the terminated transactions will be reclassified into earnings over the remaining lives of the original hedged transactions.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 17 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges

The Company does not use derivatives for trading or speculative purposes.  Derivatives not designated as hedges are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements.  Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.  As noted under “Cash Flow Hedges of Interest Rate Risk,” collars hedging the Company’s variable cash inflows associated with Prime-based loans disqualified for hedge accounting as of December 31, 2008 and March 31, 2009; accordingly, the changes in fair value of the collars were subsequently recognized directly in earnings through the date of termination.  The Company recognized a loss of $10,000 relating to the changes in fair value of these interest rate collars during the year ended December 31, 2009.

As of December 31, 2009 none of the Company’s outstanding derivatives are designated in qualifying hedging relationships.  Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers.  The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies.  Those interest rate swaps are simultaneously hedged by executing offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions.  As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.  As of December 31, 2009, the Company had two interest rate swaps with an aggregate notional amount of $5,347,625 related to this program.  During the year ended December 31, 2009, the Company recognized a net gain of $12,000 related to changes in fair value of these swaps.

Credit-risk-related Contingent Features

The Company has an agreement with one of its derivative counterparties that contains a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2009 the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $10,000.  As of December 31, 2009, the Company has minimum collateral posting thresholds with certain of its derivative counterparties and has posted collateral of $54,000 against its obligations under these agreements.  If the Company had breached any of these provisions at December 31, 2009, it would have been required to settle its obligations under the agreements at the termination value.

Note 18 - Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers.  These financial instruments include commitments to extend credit and standby letters of credit.  These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.  The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

The Company's exposure to credit losses is represented by the contractual amounts of those instruments.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 18 - Financial Instruments with Off-Balance Sheet Risk (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  At December 31, 2009 and 2008 unfunded commitments to extend credit and unfunded lines of credit were $87,480,000 and $118,088,000, of which some were subject to interest rate lock commitments.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The amount of collateral obtained by the Company upon extension of credit, if deemed necessary, is based on management's credit evaluation of the customer.  Collateral may include cash, securities, accounts receivable, inventory, equipment, and real estate.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  The letters of credit are primarily issued to support public and private borrowing arrangements.  At December 31, 2009 and 2008, commitments under letters of credit aggregated approximately $2,175,000 and $7,733,000, respectively.

Note 19 - Fair Value of Financial Instruments

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  In accordance with the accounting standards for fair value measurements and disclosure, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is best determined based upon quoted market prices.  However, in many instances, there are no quoted market prices for the Company’s various financial instruments.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate.  In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.  The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value:

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

Level 3: Significant unobservable inputs that are supported by little or no market activity for the asset or liability.  Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

The Savannah Bancorp, Inc. - 2009 Annual Report

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

Investment securities: The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

Derivative instruments: Our derivative instruments consist of loan level swaps.  As such, significant fair value inputs can generally be verified and do not typically involve significant judgments by management.

Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31:

Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
($ in thousands)	Value	(Level 1)	(Level 2)	(Level 3)
Investment securities	$ 87,919	$ -	$ 84,159	$ 3,760
Derivative asset positions	32	-	32	-
Derivative liability positions	20	-	20	-

	Carrying	Fair Value Measurements at December 31, 2008 Using
($ in thousands)	Value	Level 1	Level 2	Level 3
Investment securities	$ 81,619	$ -	$ 77,905	$ 3,714
Loans held for sale	291	-	291	-
Derivative asset positions	1,475	-	1,475	-

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

Impaired loans and other real estate owned (“OREO”):  Impaired loans and OREO are evaluated and valued at the time the loan or OREO is identified as impaired, at the lower of cost or market value.  Market value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy.  Collateral for impaired loans may be real estate and/or business assets, including equipment, inventory and/or accounts receivable.  Its fair value is generally determined based on real estate appraisals or other independent evaluations by qualified professionals.  Impaired loans and OREO are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.  Impaired loans measured on a nonrecurring basis do not include pools of impaired loans.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 19 - Fair Value of Financial Instruments (continued)

Assets and liabilities with an impairment charge during the current year and measured at fair value on a nonrecurring basis are summarized below as of December 31:

		Carrying Values at December 31, 2009
($ in thousands)	Total	Level 1	Level 2	Level 3	Total gain (loss)
Impaired loans	$ 14,021	$ -	$ -	$ 14,021	$ (5,613)
OREO	3,390	-	-	3,390	(841)

Carrying Values at December 31, 2008
($ in thousands)	Total	Level 1	Level 2	Level 3	Total gain (loss)
Impaired loans	$ 21,021	$ -	$ -	$ 21,021	$ (3,754)

Fair Value Disclosures

Accounting standards require the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option.  The fair value represents management’s best estimates based on a range of methodologies and assumptions.

Cash and due from banks, federal funds sold, loans held for sale, accrued interest receivable, all non-maturity deposits, short-term borrowings, subordinated debt and accrued interest payable have carrying amounts which approximate fair value primarily because of the short repricing opportunities of these instruments.

Following is a description of the methods and assumptions used by the Company to estimate the fair value of its financial instruments:

Investment securities: Fair value is based upon quoted market prices, if available.  If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.  Restricted equity securities are carried at cost because no market value is available.

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

Deposit liabilities: The fair value of time deposits is estimated using the discounted value of contractual cash flows based on current rates offered for deposits of similar remaining maturities.

FHLB advances – long-term:  The fair value is estimated using the discounted value of contractual cash flows based on current rates offered for debt of similar remaining maturities and/or termination values provided by the FHLB.

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 19 - Fair Value of Financial Instruments (continued)

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows as of December 31:

	2009		2008
($ in thousands)		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and federal funds sold	$ 27,828	$ 27,828	$ 24,789	$ 24,789
Interest-bearing deposits	12,707	12,707	3,312	3,312
Securities available for sale	87,919	87,919	81,619	81,619
Loans held for sale	-	-	291	291
Loans, net of allowance for loan losses	866,208	873,705	851,674	856,799
Accrued interest receivable	3,923	3,923	4,292	4,292
Derivative asset positions	32	32	1,475	1,475

Financial liabilities:
Deposits	884,569	887,969	832,015	840,383
Short-term borrowings	39,553	39,553	55,636	55,523
Other borrowings	15,988	15,988	12,151	12,135
FHLB advances – long-term	15,664	16,094	10,169	9,883
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310	10,310
Accrued interest payable	1,628	1,628	2,195	2,195
Derivative liability positions	20	20	-	-

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 20 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information   ($ in thousands)

The following are condensed balance sheets of the Parent Company at December 31, 2009 and 2008:

	2009	2008
Assets
Cash on deposit	$ 65	$ 54
Interest-bearing deposits	197	1,230
Investment in subsidiaries	86,399	87,407
Premises and equipment	831	1,172
Investment in nonconsolidated subsidiary	1,394	1,351
Other assets	1,953	1,752
Total assets	$ 90,839	$ 92,966
Liabilities
Subordinated debt	$ 10,310	$ 10,310
Other liabilities	1,503	1,724
Total liabilities	11,813	12,034
Shareholders' equity
Common stock	5,934	5,934
Additional paid-in capital	38,605	38,516
Retained earnings	33,383	33,552
Treasury stock	(4)	(4)
Accumulated other comprehensive income, net	1,108	2,934
Total shareholders’ equity	79,026	80,932
Total liabilities and equity	$ 90,839	$ 92,966

The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 20 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information (continued)   ($ in thousands)

The operating results of the Parent Company are shown below for the three years ended December 31:

	2009	2008	2007
Dividends from subsidiaries	$ 4,200	$ 3,450	$ 7,500
Interest income	4	15	27
Interest expense	362	642	842
Net interest and dividend income	3,842	2,823	6,685
Other income	29	35	38
Processing / management fees	5,267	5,468	5,090
Total income	9,138	8,326	11,813
Corporate expenses	733	669	618
Processing / management costs	5,342	5,543	5,165
Other expenses	6,075	6,212	5,783
Income before income taxes and (distributions in excess of earnings)
equity in undistributed net income of subsidiaries	3,063	2,114	6,030
Income tax benefit	395	415	415
Income before (distributions in excess of earnings)
equity in undistributed net income of subsidiaries	3,458	2,529	6,445
(Distributions in excess of earnings)
equity in undistributed net income of subsidiaries	(2,529)	3,477	1,191
Net income	$ 929	$ 6,006	$ 7,636

F - 29a
The Savannah Bancorp, Inc. - 2009 Annual Report

Notes to Consolidated Financial Statements

Note 20 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information (continued)   ($ in thousands)

The cash flows of the Parent Company are shown below for the three years ended December 31:

	2009	2008	2007
Operating activities
Net income	$ 929	$ 6,006	$ 7,636
Adjustments to reconcile net income to cash
provided by operating activities:
Distributions in excess of earnings (equity in
undistributed net income) of subsidiaries	2,529	(3,477)	(1,191)
Depreciation of equipment	449	445	369
Non cash stock-based compensation expense	144	221	184
Change in other assets and liabilities, net	(477)	60	(141)
Net cash provided by
operating activities	3,574	3,255	6,857
Investing activities
Distribution from nonconsolidated subsidiary	-	350	-
Investment in consolidated subsidiary	-	-	(1,970)
Purchase of equipment and software	(108)	(545)	(437)
Capital contribution to consolidated subsidiaries	(3,390)	-	(2,000)
Net cash used in
investing activities	(3,498)	(195)	(4,407)
Financing activities
Dividends paid	(1,098)	(2,966)	(2,805)
Issuance of common stock	-	74	-
Exercise of options	-	36	748
Net cash used in
financing activities	(1,098)	(2,856)	(2,057)
(Decrease) increase in cash
and cash equivalents	(1,022)	204	393
Cash, beginning of year	1,284	1,080	687
Cash, end of year	$ 262	$ 1,284	$ 1,080

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheets; dividend income, interest income and processing / management fees on the statements of income.  The investment in the nonconsolidated subsidiary on the balance sheet represents 50 percent ownership in two limited partnerships which own the headquarters building at 25 Bull Street, Savannah, GA and the adjacent parking lot.

F - 29b
The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

For a comprehensive presentation of the Company’s financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Table 1 - Selected Financial Condition Highlights – Five-Year Comparison
($ in thousands, except share data)	2009	2008	2007	2006	2005
Selected Average Balances
Assets	$ 1,018,470	$ 960,260	$ 869,026	$ 769,917	$ 685,163
Total interest-earning assets	935,617	898,295	830,900	734,470	655,632
Loans held for sale	-	765	1,299	7,842	23,033
Loans, net of unearned fees	841,033	821,673	754,490	658,750	565,131
Securities	81,282	62,019	58,910	50,600	41,300
Other interest-earning assets	13,302	13,838	16,201	17,278	26,168
Interest-bearing deposits	777,763	701,045	628,310	542,375	487,493
Borrowed funds	71,967	88,553	70,939	62,255	55,255
Total interest-bearing liabilities	849,730	789,598	699,249	604,630	542,748
Noninterest-bearing deposits	82,406	83,678	91,367	96,113	89,386
Total deposits	860,169	784,723	719,677	638,488	576,879
Shareholders' equity	79,804	78,998	71,516	61,766	47,428
Loan to deposit ratio – average	98%	105%	105%	103%	98%

Selected Financial Data at Year-End
Assets	$ 1,050,508	$ 1,007,284	$ 932,459	$ 843,514	$ 717,901
Interest-earning assets	959,219	931,448	878,992	803,927	685,531
Loans held for sale	-	291	180	914	10,473
Loans, net of unearned fees	883,886	864,974	808,651	720,918	613,667
Deposits	884,569	832,015	764,218	706,824	600,510
Interest-bearing liabilities	883,527	837,558	759,597	669,974	558,116
Shareholders' equity	79,026	80,932	76,272	66,574	58,543
Loan to deposit ratio	100%	104%	106%	102%	102%
Shareholders' equity to total assets	7.52%	8.03%	8.18%	7.89%	8.15%
Dividend payout ratio	118.19%	49.38%	36.73%	25.92%	25.53%
Risk-based capital ratios:
Tier 1 capital to risk-weighted assets	10.30%	10.28%	10.49%	11.09%	11.52%
Total capital to risk-weighted assets	11.56%	11.54%	11.74%	12.34%	12.77%

Loan Quality Data
Nonperforming assets	$ 42,444	$ 35,703	$ 19,535	$ 2,776	$ 1,357
Nonperforming loans	34,115	27,603	17,424	2,231	1,357
Nonaccruing loans	32,545	26,277	14,663	825	1,313
Loans past due 90 days - accruing	1,570	1,326	2,761	1,406	44
Net charge-offs	8,687	5,564	765	444	76
Allowance for loan losses	17,678	13,300	12,864	8,954	7,813
Allowance for loan losses to total loans	2.00%	1.54%	1.59%	1.24%	1.27%
Nonperforming loans to loans	3.86%	3.19%	2.15%	0.31%	0.22%
Nonperforming assets to assets	4.04%	3.54%	2.09%	0.33%	0.19%
Net charge-offs to average loans	1.03%	0.68%	0.10%	0.07%	0.01%

Per Share Data at Year-End (a)
Book value	$ 13.32	$ 13.64	$ 12.88	$ 11.52	$ 10.20
Tangible book value	$ 12.90	$ 13.19	$ 12.40	$ 11.52	$ 10.20
Common stock closing price (NASDAQ)	$ 8.00	$ 8.85	$ 17.14	$ 27.25	$ 28.38
Common shares outstanding (000s)	5,932	5,934	5,924	5,781	5,739

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 2 - Selected Operating Highlights – Five-Year Comparison

($ in thousands, except share data)	2009	2008	2007	2006	2005
Summary of operations
Interest income - taxable equivalent	$ 50,595	$ 56,714	$ 63,414	$ 55,347	$ 42,544
Interest expense	18,258	24,439	30,282	22,737	14,679
Net interest income - taxable equivalent	32,337	32,275	33,132	32,610	27,865
Taxable equivalent adjustment	(32)	(32)	(156)	(158)	(186)
Net interest income	32,305	32,243	32,976	32,452	27,679
Provision for loan losses	13,065	6,000	4,675	1,585	1,500
Net interest income after provision for loan losses	19,240	26,243	28,301	30,867	26,179
Noninterest income
Trust and asset management fees	2,351	2,832	1,513	658	501
Service charges on deposits accounts	1,809	1,881	1,383	1,526	1,622
Mortgage related income, net	432	295	615	886	1,292
Other operating income	1,238	1,216	1,242	1,233	979
Gain on hedges	873	1,288	-	-	-
Gain on sale of securities	2,119	163	-	-	-
Total noninterest income	8,822	7,675	4,753	4,303	4,394
Noninterest expense
Salaries and employee benefits	12,146	13,584	11,846	10,852	9,530
Occupancy and equipment	3,716	3,884	3,294	2,920	2,199
FDIC deposit insurance	1,886	653	251	78	72
Information technology	1,810	1,633	1,616	1,525	1,244
Amortization of client list	144	144	48	-	-
Loss on sale and write-downs of
foreclosed assets	2,566	228	44	-	7
Other operating expense	4,710	4,616	4,084	4,578	3,601
Total noninterest expense	26,978	24,742	21,183	19,953	16,653
Income before income taxes	1,084	9,176	11,871	15,217	13,920
Income tax expense	155	3,170	4,235	5,215	4,880
Net income	$ 929	$ 6,006	$ 7,636	$ 10,002	$ 9,040
Net income per share: (a)
Basic	$ 0.16	$ 1.01	$ 1.31	$ 1.73	$ 1.68
Diluted	$ 0.16	$ 1.01	$ 1.29	$ 1.70	$ 1.63
Cash dividends paid per share	$ 0.185	$ 0.50	$ 0.48	$ 0.45	$ 0.43
Average basic shares outstanding (000s)	5,933	5,930	5,850	5,765	5,396
Average diluted shares outstanding (000s)	5,936	5,947	5,922	5,876	5,531

Performance ratios (averages)
Net interest margin	3.46%	3.58%	3.99%	4.44%	4.25%
Return on average assets	0.09%	0.63%	0.88%	1.30%	1.32%
Return on average equity	1.16%	7.60%	10.68%	16.19%	19.06%
Efficiency ratio	65.60%	61.98%	56.15%	54.29%	51.92%

 (a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 3 - Selected Quarterly Data

The following is a summary of unaudited quarterly results for 2009 and 2008:

	2009				2008
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$8,315	$8,240	$8,084	$7,666	$7,535	$8,251	$8,386	$8,071
Provision for loan losses	2,560	3,560	3,225	3,720	2,270	1,505	1,155	1,070
Net interest income after provision
for loan losses	5,755	4,680	4,859	3,946	5,265	6,746	7,231	7,001
Noninterest income	2,680	2,227	1,906	2,009	1,958	2,021	1,791	1,763
Noninterest expense	7,288	6,476	6,739	6,475	6,065	6,234	6,151	6,150
Income (loss) before income taxes	1,147	431	26	(520)	1,158	2,533	2,871	2,614
Income tax expense (benefit)	385	85	(80)	(235)	380	895	985	910
Net income (loss)	$ 762	$ 346	$106	$ (285)	$ 778	$1,638	$1,886	$1,704

Per share: (a)
Net income (loss) – basic	$ 0.13	$ 0.06	$ 0.02	$ (0.05)	$ .13	$ .28	$ .32	$ .29
Net income (loss) – diluted	$ 0.13	$ 0.06	$ 0.02	$ (0.05)	$ .13	$ .28	$ .32	$ .29
Dividends	$ .020	$ .020	$ .020	$ .125	$ .125	$ .125	$ .125	$ .125
Average shares (000s)
Basic	5,932	5,932	5,932	5,933	5,933	5,930	5,931	5,928
Diluted	5,937	5,936	5,936	5,933	5,942	5,943	5,952	5,951

(a) The summation of quarterly earnings per share may not agree with annual earnings per share.

Table 4 - Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is traded on NASDAQ under the symbol SAVB.  The quarterly high, low and closing stock trading prices for 2009 and 2008 are listed below.  There were approximately 640 holders of record of Company common stock and, according to information provided to the Company, approximately 1,150 additional shareholders in street name through brokerage accounts at December 31, 2009.

	2009				2008
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$ 9.25	$ 8.50	$ 10.93	$ 10.00	$ 13.35	$ 15.00	$ 18.73	$ 18.49
Low	7.00	6.65	6.65	6.00	8.57	11.89	12.75	15.76
Close	8.00	8.10	6.65	7.01	8.85	13.25	13.00	17.50

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 5 - Stock Performance Graph

The following table provides a graphic comparison of the cumulative total shareholder return on the common stock of the Company for the five year period from December 31, 2004 through December 31, 2009.  It includes the cumulative total return on the NASDAQ Market Index, the SNL $500M-$1B Bank Index and assumes the re-investment of all dividends over the same period.  All cumulative returns assume an initial investment of $100.

		For the Years Ended December 31,
Index	2004	2005	2006	2007	2008	2009
The Savannah Bancorp, Inc.	100.00	133.43	130.11	83.45	44.59	41.18
NASDAQ Composite	100.00	101.37	111.03	121.92	72.49	104.31
SNL $500M-$1B Bank Index	100.00	104.29	118.61	95.04	60.90	58.00

 Source : SNL Financial LC, Charlottesville, VA          © 2010

The Savannah Bancorp, Inc. - 2009 Annual Report

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
Critical Accounting Estimates
Results of Operations
Financial Condition and Capital Resources
Liquidity and Interest Rate Sensitivity Management
Off-Balance Sheet Arrangements
Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2009 compared with prior years.  Throughout this section, The Savannah Bancorp, Inc. and its subsidiaries, collectively, are referred to as "SAVB" or the "Company." The Savannah Bank, N.A. is referred to as "Savannah," Bryan Bank & Trust is referred to as “Bryan” and Minis & Co., Inc. is referred to as “Minis.”  The operations of Minis, a registered investment advisor and wholly-owned subsidiary, are included beginning September 1, 2007. The Company formed a new subsidiary, SAVB Holdings, LLC in the third quarter 2008 for the purpose of holding problems loans and other real estate.  SAVB Holdings, LLC is referred to as “SAVB Holdings.”  Collectively, Savannah and Bryan are referred to as the “Subsidiary Banks.”

The averages used in this report are the averages of daily balances for each respective period.  See Tables 9 and 10 for average balances and interest rates presented on an annual basis.  All share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.  Certain prior year balances have been reclassified to conform to the current year presentation.

The Company is headquartered in Savannah, Georgia and, as of December 31, 2009, had ten banking offices and twelve ATMs in Savannah, Garden City, Skidaway Island, Whitemarsh Island, Pooler, and Richmond Hill, Georgia and Hilton Head Island and Bluffton, South Carolina.  The Company also has mortgage lending offices in Savannah, Richmond Hill and Hilton Head Island and an investment management office in Savannah.  In addition, the Company has a loan production office on St. Simons Island, Georgia.

Effective September 30, 2009, the Company merged the charter of Harbourside Community Bank (“Harbourside”) into Savannah.  The two branches of Harbourside increase the total number of Savannah branches to eight.

Savannah and Bryan are located in the relatively diverse and growing Savannah Metropolitan Statistical Area (“Savannah MSA”).  The diversity of major employers includes manufacturing, port related transportation, construction, military, healthcare, tourism, education, warehousing and the supporting services and products for each of these major employers.  The real estate market is experiencing moderate government growth and much slower commercial and residential growth.  Coastal Georgia and South Carolina continue to be desired retiree residential destinations as well as travel destinations.  The Savannah MSA and Coastal South Carolina markets have both experienced some level of devaluation in real estate prices.

The primary risks to the Company include trends or events that would cause or result in a significant decline in local employment, real estate values, loans or core deposits.  The events in the national economy have filtered down to the Company’s local markets and the slow down in real estate activity has negatively impacted the Company.  The Company operates in competitive markets with the related challenges of competitive pricing on loans, deposits and other banking services.  Competition for the best talent is also a strategic challenge faced in competitive markets.

The Savannah Bancorp, Inc. - 2009 Annual Report

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

Critical Accounting Estimates

Allowance for Loan Losses

The Company considers its policies regarding the allowance for loan losses to be its most critical accounting estimate due to the significant degree of management judgment involved.  The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses based on management's continuous evaluation of the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2009.  The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due and nonperforming loans, recent charge-off levels, known loan deteriorations and concentrations of credit.  Other factors affecting the allowance include market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions.  Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the amount of the allowance.

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

The allowance for loan losses totaled $17,678,000 or 2.00 percent of total loans at December 31, 2009.  This is compared to an allowance of $13,300,000 or 1.54 percent of total loans at December 31, 2008.  For 2009, the Company reported net charge-offs of $8,687,000 or 1.03 percent of average loans.  This is compared to net charge-offs of $5,564,000 or 0.68 percent of average loans for 2008.  The significantly higher level of charge-offs resulted primarily from continued weakness in the Company’s local residential real estate markets particularly in the Bluffton / Hilton Head Island, South Carolina (“Bluffton/HHI”) area.  During 2009 and 2008, a provision for loan losses of $13,065,000 and $6,000,000, respectively, was added to the allowance for loan losses.  Growth in the loan portfolio, real estate-related charge-offs, continued weakness in the Company’s local real estate markets, and level or declining real estate values provide the basis for the higher provision for loan losses.

The Company's nonperforming assets consist of loans on nonaccrual status, loans which are contractually past due 90 days or more on which interest is still being accrued, and other real estate owned.  Nonaccrual loans of $32,545,000 and loans past due 90 days or more and still accruing interest of $1,570,000 totaled $34,115,000, or 3.86 percent of gross loans, at December 31, 2009.  Nonaccrual loans of $26,277,000 and loans past due 90 days or more and still accruing interest of $1,326,000 totaled $27,603,000, or 3.19 percent of gross loans, at December 31, 2008.  Generally, loans are placed on nonaccrual status when the collection of the principal or interest in full becomes doubtful.  Management typically writes down loans through a charge to the allowance when it determines they are impaired.  Nonperforming assets also included $8,329,000 and $8,100,000 of other real estate owned at December 31, 2009 and 2008, respectively.  Management is aggressively pricing and marketing the other real estate owned.

Impaired loans, which include loans modified in troubled debt restructurings, totaled $54,054,000 and $37,730,000 at December 31, 2009 and 2008, respectively.

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

At December 31, 2009 nonperforming loans consisted primarily of $14.6 million of improved real estate-secured loans and $13.1 million of land, lot and construction and development related loans.  Less than one percent of the nonperforming loans were unsecured.  The largest nonperforming relationship consists of four loans for $7.6 million to a residential developer in the Bluffton/HHI market.  The loans are secured by residential land and lots.  Approximately $1,097,000 of the allowance was allocated to this relationship as a general reserve.  The next largest nonperforming relationship included nine loans for $3.0 million to a residential homebuilder in the Bluffton/HHI market.  The collateral is completed or nearly completed 1-4 family properties as well as residential lots.  The Company charged-off $1,139,000 in 2009 and has $287,000 specifically allocated in the allowance for this relationship.

The Company continues to devote significant internal and external resources to managing the past due and classified loans.  The Company has performed extensive internal and external loan review procedures and analyses on the loan portfolio.  The Company charges-down loans as appropriate before the foreclosure process is complete and often before they are past due.

If the allowance for loan losses had changed by five percent, the effect on net income would have been approximately $575,000.  If the allowance had to be increased by this amount, it would not have changed the Subsidiary Banks’ status as well-capitalized financial institutions.

Changes in the allowance for loan losses from 2005 through 2009 are summarized as follows:

($ in thousands)	2009	2008	2007	2006	2005
Balance at the beginning of the year	$ 13,300	$ 12,864	$ 8,954	$ 7,813	$ 6,389
Charge-offs – commercial	(459)	(387)	(150)	-	(22)
Charge-offs – consumer	(210)	(85)	(103)	(125)	(82)
Charge-offs – real estate	(8,224)	(5,242)	(621)	(381)	(48)
Charge-offs – total	(8,893)	(5,714)	(874)	(506)	(152)
Recoveries – commercial	22	13	6	6	7
Recoveries – consumer	29	28	43	54	53
Recoveries – real estate	155	109	60	2	16
Recoveries – total	206	150	109	62	76
Net charge-offs	(8,687)	(5,564)	(765)	(444)	(76)
Provision for loan losses	13,065	6,000	4,675	1,585	1,500
Balance at the end of the year	$ 17,678	$ 13,300	$ 12,864	$ 8,954	$ 7,813
Ratio of net charge-offs to average loans	1.03%	0.68%	0.10%	0.07%	0.01%

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

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company’s allocation of the allowance for loan losses is presented in the following table:

($ in thousands)	2009	2008	2007	2006	2005
Commercial	$ 1,184	$ 760	$ 750	$ 900	$ 700
Real estate-construction
and development	6,020	5,291	4,150	4,350	3,750
Real estate-mortgage	10,200	7,061	6,750	2,350	1,900
Consumer	225	188	200	400	350
Unallocated	49	-	1,014	954	1,113
Total allowance for
loan losses	$ 17,678	$ 13,300	$ 12,864	$ 8,954	$ 7,813

The composition of the loan portfolio as a percentage of total loans is presented below:

($ in thousands)	2009	2008	2007	2006	2005
Commercial	10.1%	9.5%	8.8%	8.0%	7.4%
Real estate-construction
and development	7.0	11.5	16.6	23.1	23.6
Real estate-mortgage	81.2	77.0	72.3	66.6	66.7
Consumer	1.7	2.0	2.3	2.3	2.3
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

Impairment of Loans

The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  A loan is considered impaired when it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  A loan is not considered impaired during a period of delay in payment if the ultimate collection of all amounts due is expected.  The Company maintains a valuation allowance or charges-down the loan balance to the extent that the measure of value of an impaired loan is less than the recorded investment.

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

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 6 – Allowance for Loan Losses and Nonperforming Assets

	2009				2008
	Fourth	Third	Second	First	Fourth
($ in thousands)	Quarter	Quarter	Quarter	Quarter	Quarter

Allowance for loan losses
Balance at beginning of period	$ 16,880	$ 15,597	$ 15,309	$ 13,300	$ 12,390
Provision for loan losses	2,560	3,560	3,225	3,720	2,270
Net charge-offs	(1,762)	(2,277)	(2,937)	(1,711)	(1,360)
Balance at end of period	$ 17,678	$ 16,880	$ 15,597	$ 15,309	$ 13,300

As a % of loans	2.00%	1.95%	1.81%	1.77%	1.54%
As a % of nonperforming loans	51.77%	64.92%	56.99%	63.27%	48.18%
As a % of nonperforming assets	41.62%	46.56%	46.22%	47.05%	37.25%

Net charge-offs as a % of average loans (a)	0.83%	1.07%	1.41%	0.82%	0.65%

Risk element assets
Nonaccruing loans	$ 32,545	$ 25,694	$ 24,994	$ 23,927	$ 26,277
Loans past due 90 days – accruing	1,570	307	2,374	268	1,326
Total nonperforming loans	34,115	26,001	27,368	24,195	27,603
Other real estate owned	8,329	10,252	6,377	8,342	8,100
Total nonperforming assets	$ 42,444	$ 36,253	$ 33,745	$ 32,537	$ 35,703

Loans past due 30-89 days	$ 5,182	$ 8,122	$ 6,670	$ 16,906	$ 8,269

Nonperforming loans as a % of loans	3.86%	3.00%	3.17%	2.80%	3.19%
Nonperforming assets as a % of loans
and other real estate owned	4.76%	4.13%	3.88%	3.73%	4.09%
Nonperforming assets as a % of assets	4.04%	3.48%	3.31%	3.25%	3.54%

(a) Annualized

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

2009 Compared with 2008

Net income for 2009 was $929,000, a decrease of 85 percent from $6,006,000 in 2008.  Net income per diluted share was $0.16 and $1.01 in 2009 and 2008, respectively, a decrease of 84 percent.  The earnings decrease was primarily attributable to a higher provision for loan losses, higher FDIC insurance premiums and a higher loss on sale of foreclosed assets partially offset by a higher gain on sale of securities.  Return on average equity was 1.16 percent, return on average assets was 0.09 percent and the efficiency ratio was 65.60 percent in 2009.

Average interest-earning assets increased 4.2 percent to $936 million in 2009 from $898 million in 2008.  Net interest income was $32.3 million in 2009 compared to $32.2 million in 2008.  Average loans were $841 million for 2009, 2.3 percent higher when compared to $822 million in 2008.  Shareholders’ equity decreased to $79 million at December 31, 2009 from $81 million at December 31, 2008 due solely to a decrease in accumulated other comprehensive income.  The Company’s total capital to risk-weighted assets ratio was 11.56 percent at December 31, 2009, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.  The net interest margin decreased to 3.46 percent in 2009 from 3.58 percent in 2008.  As shown in Table 9, the decline in net interest margin was primarily due to higher levels of noninterest-earning assets.  The interest rate spread increased five basis points in 2009.  As shown in Table 8, the Company’s balance sheet continues to be asset-sensitive since the interest-earning assets reprice faster than interest-bearing liabilities.  Rising interest rates favorably impact the net interest margin of an asset-sensitive balance sheet and falling rates adversely impact the net interest margin.  However, when the prime rate stops decreasing, the interest rates on time deposits, certain non-maturity deposits and other funding sources will continue to decline due to the re-pricing lag associated with those liabilities.  In addition the Company has instituted interest rate floors on many variable rate loans such that the loans will not reprice in a rising rate environment until the floating rate exceeds the floor.

The provision for loan losses was $13,065,000 for 2009, compared to $6,000,000 in 2008.  Loan growth was $19 million in 2009 compared to $56 million in 2008.  The higher provision for loan losses in 2009 as compared to 2008 is mainly attributable to real estate-related charge-offs and continued weakness in the Company’s local real estate markets.  Net charge-offs were $8,687,000 in 2009 as compared to $5,564,000 in 2008.  The significant increase in charge-offs resulted primarily from continued weakness in the Company’s local residential real estate markets particularly in the Bluffton/HHI area.

Noninterest income was $8,822,000 in 2009 compared to $7,675,000 in 2008, an increase of $1,147,000 or 15 percent.  The increase was the result of a $2,119,000 gain on sale of securities, partially offset by $481,000 lower trust and asset management fees and $415,000 lower gain on hedges.

Noninterest expense was $26,978,000 in 2009 compared to $24,742,000 in 2008, an increase of $2,236,000, or 9.0 percent. Noninterest expense included a $2,338,000 higher loss on the sale and write-down of foreclosed assets, $1,233,000 of higher FDIC insurance premiums, a 188 percent increase, partially offset by $1,438,000 in lower salaries and employee benefits, or 11 percent decrease.

Income tax expense was $155,000 in 2009 and $3,170,000 in 2008.  The combined effective federal and state tax rates were 14.3 percent and 34.5 percent, respectively.  The lower income tax rate in 2009 was due to the impact of tax credits on lower taxable income.  The Company has never recorded a valuation allowance against deferred tax assets.  All significant deferred tax assets are considered to be realizable due to expected future taxable income.

The Savannah Bancorp, Inc. - 2009 Annual Report

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

Average interest-earning assets increased 8.1 percent to $898 million in 2008 from $831 million in 2007.  Net interest income was $32,243,000 in 2008 compared to $32,976,000 in 2007, a decrease of 2.2 percent.  Average loans were $822 million for 2008, 9.0 percent higher when compared to $754 million in 2007.  Shareholders’ equity increased 6.6 percent to $81 million at December 31, 2008 from $76 million at December 31, 2007.  The Company’s total capital to risk-weighted assets ratio was 11.54 percent at December 31, 2008, well in excess of the 10 percent required by the regulatory agencies to maintain well-capitalized status.  The net interest margin decreased to 3.58 percent in 2008 from 3.99 percent in 2007.  As shown in Table 10, the decline in net interest margin was primarily due to the increase in noninterest-earning assets, a decrease in noninterest-bearing deposits and a decrease in interest rate spread.  While the prime rate declined 400 basis points in 2008, the interest rate spread only decreased nine basis points.

The provision for loan losses was $6,000,000 for 2008, compared to $4,675,000 in 2007.  Loan growth was $56 million in 2008 compared to $88 million in 2007.  The higher provision for loan losses in 2008 as compared to 2007 is mainly attributable to higher nonperforming loans and net charge-offs as a result of the continued weakness in the real estate market.  Net charge-offs were $5,564,000 in 2008 as compared to $765,000 in 2007.  The significant increase in charge-offs resulted primarily from the nonperforming residential real estate-related loans in the Bluffton/HHI market and continued weakness in the overall real estate market.

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

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition and Capital Resources

Balance Sheet Activity

The major changes in the Company’s assets and liabilities for the current and prior period are shown in the consolidated statements of cash flows.  Average total assets increased 6.3 percent to $1.02 billion in 2009 from $960 million in 2008.  Total assets were $1.05 billion and $1.01 billion at December 31, 2009 and 2008, respectively, an increase of 4.0 percent.  The increase in loans of $19 million and securities of $6 million during 2009 was funded by $53 million in deposit growth.  Additionally cash and cash equivalents increased $12 million and the Company had a $5 million prepaid FDIC assessment included in other assets.

The Company has classified all investment securities as available for sale.  Lower short-term interest rates resulted in an overall net unrealized gain in the investment portfolio.  The unrealized gain or loss amounts are recorded in shareholders’ equity as accumulated other comprehensive income (loss), net of tax.

Historically, deposits at the Subsidiary Banks were obtained from local customers.  Over the past several years funding sources have been expanded to include non-local deposits and more frequent use of advances from the FHLB.  Total deposits included brokered time deposits and institutional money market accounts of $172 million at December 31, 2009 and $222 million at December 31, 2008.  At December 31, 2009 and 2008, brokered time deposits include $38 million of reciprocal deposits from the Company’s local customers that are classified as brokered because they are placed in the CDARS network for deposit insurance purposes.

Loans

The following table shows the composition of the loan portfolio at December 31, 2009 and 2008, including a more detailed breakdown of real estate secured loans by collateral type and purpose.

Table 7 - Loan Concentrations

($ in thousands)	2009	% of Total	2008	% of Total	% Change ($)
Non-residential real estate
Owner-occupied	$ 137,439	16	$ 137,742	16	-
Non owner-occupied	159,091	18	124,502	14	28
Construction	5,352	1	26,965	3	(80)
Commercial land and lot development	47,080	5	42,590	5	11
Total non-residential real estate	348,962	40	331,799	38	5
Residential real estate
Owner-occupied – 1-4 family	95,741	11	89,774	10	7
Non owner-occupied – 1-4 family	158,172	18	147,396	17	7
Construction	27,061	3	43,431	5	(38)
Residential land and lot development	92,346	10	98,715	12	(7)
Home equity lines	57,527	6	55,092	6	4
Total residential real estate	430,847	48	434,408	50	(1)
Total real estate loans	779,809	88	766,207	88	2
Commercial	89,379	10	81,348	10	10
Consumer	14,971	2	17,628	2	(15)
Unearned fees, net	(273)	-	(209)	-	31
Total loans, net of unearned fees	$ 883,886	100	$ 864,974	100	2

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources

The Office of the Comptroller of the Currency has adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required.  In addition, the FDIC assesses FDIC insurance premiums based on certain “well-capitalized” risk-based and equity capital ratios.  As of December 31, 2009, the Subsidiary Banks and the Company exceeded the minimum requirements necessary to be classified as “well-capitalized.”

Total equity capital for the Company was $79.0 million, or 7.52 percent of total assets, at December 31, 2009.  Tier 1 capital was 10.30 percent of risk-weighted assets at the same date.  Tier 1 capital at December 31, 2009 includes $10.0 million of trust preferred debt issued by the Company’s nonconsolidated subsidiaries.

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

During 2009, portfolio loans increased $19 million to $884 million and deposits increased $53 million to $885 million.  The loan to deposit ratio was 100 and 104 percent at December 31, 2009 and 2008, respectively.

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

The Subsidiary Banks have Blanket Floating Lien Agreements with the FHLB.  Under these agreements, the Subsidiary Banks have pledged certain 1-4 family first mortgage loans, commercial real estate loans, home equity lines of credit and second mortgage residential loans.  The Subsidiary Banks’ individual borrowing limits range from 20 to 25 percent of assets.  In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $122.9 million of which $31.7 million was advanced at December 31, 2009.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  The Subsidiary Banks also have conditional federal funds borrowing lines available from correspondent banks that management believes can provide up to $15 million of funding needs for 30-60 days.  The Subsidiary Banks have been approved to access the FRB discount window to borrow on a secured basis at 25 basis points over the Federal Funds Target Rate.  The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested.  The Subsidiary Banks were approved by the FRB under the borrower-in-custody of collateral (“BIC”) arrangement.  This temporary liquidity arrangement allows collateral to be maintained at the Subsidiary Banks rather than being delivered to the FRB or a third-party custodian.  At December 31, 2009, the Company had secured borrowing capacity of $83.8 million with the FRB and $10.0 million outstanding.

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

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company’s cash flow, maturity and repricing gap at December 31, 2009 was $53 million at one year, or 5.5 percent of total interest-earning assets.  At December 31, 2008 the gap at one year was $29 million, or 3.1 percent of total interest-earning assets.  Interest-earning assets with maturities over five years totaled approximately $48 million, or 5.0 percent of total interest-earning assets.  See Table 8 for cash flow, maturity and repricing gap.  The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income.  However, interest-earning assets with maturities and/or repricing dates over five years may include significant rate risk and market value of equity concerns in the event of significant interest rate increases.

The Company is asset-sensitive within one year.  The increased level of nonaccrual loans and other noninterest-earning assets has negatively impacted net interest income and the net interest margin.

The Company has implemented various strategies to reduce its asset-sensitive position, primarily through the increased use of fixed rate loans, interest rate floors on variable rate loans, short maturity funding sources and hedging strategies such as interest rate floors, collars and swaps.  These actions have reduced the Company’s exposure to falling interest rates.  In the first quarter of 2009, the Company terminated a $15 million interest rate collar position for net proceeds of $512,000.  In April 2009, the Company terminated a $25 million interest rate collar position for net proceeds of $787,000.  In 2008, the Company terminated $50 million of interest rate swap positions for net proceeds of $2,369,000.  The Company also terminated $35 million of an interest rate floor for net proceeds of $856,000.  The amounts in other comprehensive income related to the terminated transactions will be reclassified into earnings over the remaining lives of the original hedged transactions.

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

Off-Balance Sheet Arrangements

In order to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risks in the normal course of business.  At December 31, 2009, the Company had unfunded commitments to extend credit of $87.5 million and outstanding standby letters of credit of $2.2 million.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

The Savannah Bancorp, Inc. - 2009 Annual Report

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

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 8 - Cash Flow/Maturity Gap and Repricing Data

The following is the cash flow/maturity and repricing data for the Company as of December 31, 2009:

($ in thousands)		0 - 3	3 - 12	1 - 3	3 - 5	Over 5
	Immediate	Months	Months	Years	Years	Years	Total
Interest-earning assets
Investment securities	$ -	$ 6,783	$ 14,227	$ 36,992	$ 9,173	$ 19,421	$ 86,596
Federal funds sold	8,575	-	-	-	-	-	8,575
Interest-bearing deposits	11,895	80	255	477	-	-	12,707
Loans - fixed rates	-	105,542	146,450	161,623	47,484	28,359	489,458
Loans - variable rates	-	346,063	9,110	3,970	2,027	713	361,883
Total interest-earning assets	20,470	458,468	170,042	203,062	58,684	48,493	959,219
Interest-bearing liabilities
NOW and savings **	-	8,022	16,045	40,113	48,136	48,136	160,452
Money market accounts **	-	93,181	55,565	31,751	47,627	-	228,124
Time deposits	-	134,409	235,344	29,711	13,815	157	413,436
Short-term borrowings	39,553	-	-	-	-	-	39,553
Other borrowings	-	1,000	3,000	11,988	-	-	15,988
FHLB advances - long-term	-	-	-	2,016	3,511	10,137	15,664
Subordinated debt	-	10,310	-	-	-	-	10,310
Total interest-bearing liabilities	39,553	246,922	309,954	115,579	113,089	58,430	883,527
GAP-Excess assets (liabilities)	(19,083)	211,546	(139,912)	87,483	(54,405)	(9,937)	75,692
GAP-Cumulative	$ (19,083)	$ 192,463	$ 52,551	$ 140,034	$ 85,629	$ 75,692	$ 75,692
Cumulative sensitivity ratio *	0.52	1.67	1.09	1.20	1.10	1.09	1.09

*   Cumulative interest-earning assets / cumulative interest-bearing liabilities

** Repricing of NOW, savings and local money market accounts based on estimated percentages of market interest rate changes.

Note – At December 31, 2009 the Company had unfunded loan commitments and unfunded lines of credit totaling $87.5 million.  The Company believes the likelihood of these commitments either being totally funded or funded at the same time is low.  However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $91 million.  Additionally, further sources of funding include FRB advances, brokered time deposits and certain other non-local deposits.

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 9 - Average Balance Sheet and Rate/Volume Analysis - 2009 and 2008

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2009 and 2008.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2009	2008	2009	2008		2009	2008	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 5,963	$ 7,033	0.75	2.11	Interest-bearing deposits	$ 45	$ 149	$ (104)	$ (96)	$ (8)
77,844	60,136	4.20	4.98	Investments - taxable	3,273	3,002	271	(469)	740
3,438	1,883	4.94	5.46	Investments - non-taxable	170	103	67	(10)	77
7,339	6,805	0.25	1.95	Federal funds sold	18	133	(115)	(116)	1
-	765	-	7.82	Loans held for sale	-	60	(60)	-	(60)
841,033	821,673	5.60	6.47	Loans (c)	47,089	53,267	(6,178)	(7,149)	971
935,617	898,295	5.41	6.30	Total interest-earning assets	50,595	56,714	(6,119)	(7,995)	1,876
82,853	61,965			Noninterest-earning assets
$1,018,470	$960,260			Total assets

				Liabilities and equity
				Deposits
$123,715	$120,661	0.46	1.15	NOW accounts	572	1,396	(824)	(833)	9
16,071	15,488	0.65	0.88	Savings accounts	104	137	(33)	(36)	3
131,402	128,826	1.74	2.38	Money market accounts	2,281	3,079	(798)	(824)	26
86,044	68,464	1.48	2.66	MMA - institutional	1,272	1,827	(555)	(808)	253
157,923	147,576	3.32	4.52	CDs, $100M or more	5,239	6,685	(1,446)	(1,771)	325
117,120	85,790	2.01	3.49	CDs, broker	2,356	2,998	(642)	(1,270)	628
145,488	134,240	3.18	4.25	Other time deposits	4,630	5,720	(1,090)	(1,436)	346
777,763	701,045	2.12	3.11	Total interest-bearing deposits	16,454	21,842	(5,388)	(6,940)	1,152
47,675	67,979	2.39	2.44	Short-term/other borrowings	1,140	1,661	(521)	(34)	(487)
13,982	10,264	2.16	2.86	FHLB advances – long-term	302	294	8	(72)	80
10,310	10,310	3.51	6.21	Subordinated debt	362	642	(280)	(278)	(2)
				Total interest-bearing
849,730	789,598	2.15	3.09	liabilities	18,258	24,439	(6,181)	(7,422)	1,241
82,406	83,678			Noninterest-bearing deposits
6,530	7,986			Other liabilities
79,804	78,998			Shareholders' equity
$1,018,470	$960,260			Liabilities and equity
		3.26	3.21	Interest rate spread
		3.46	3.58	Net interest margin
				Net interest income	$ 32,337	$ 33,275	$ 62	$ (573)	$ 635
$ 85,887	$108,697			Net earning assets
$860,169	$784,723			Average deposits
		1.91	2.78	Average cost of deposits
98%	105%			Average loan to deposit ratio

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities.  Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment of $32 in 2009 and in 2008 results from tax exempt income less non-deductible TEFRA interest expense.
      (c) Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.

The Savannah Bancorp, Inc. - 2009 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 10 - Average Balance Sheet and Rate/Volume Analysis - 2008 and 2007

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2008 and 2007.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2008	2007	2008	2007		2008	2007	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 7,033	$ 6,958	2.11	4.97	Interest-bearing deposits	$ 149	$ 346	$ (197)	$ (200)	$ 3
60,136	56,851	4.98	5.01	Investments - taxable	3,002	2,848	154	(17)	171
1,883	2,059	5.46	7.33	Investments - non-taxable	103	151	(48)	(39)	(9)
6,805	9,243	1.95	5.11	Federal funds sold	133	472	(339)	(293)	(46)
765	1,299	7.82	7.54	Loans held for sale	60	98	(38)	4	(42)
821,673	754,490	6.47	7.89	Loans (c)	53,267	59,499	(6,232)	(10,743)	4,511
898,295	830,900	6.30	7.63	Total interest-earning assets	56,714	63,414	(6,700)	(11,081)	4,381
61,965	38,126			Noninterest-earning assets
$960,260	$869,026			Total assets

				Liabilities and equity
				Deposits
$120,661	$114,053	1.15	2.00	NOW accounts	1,396	2,279	(883)	(972)	89
15,488	17,831	0.88	0.99	Savings accounts	137	176	(39)	(20)	(19)
128,826	120,898	2.38	4.43	Money market accounts	3,079	5,355	(2,276)	(2,485)	209
68,464	46,989	2.66	3.85	MMA - institutional	1,827	1,809	18	(561)	579
147,576	131,553	4.52	5.35	CDs, $100M or more	6,685	7,020	(335)	(1,082)	747
85,790	74,234	3.49	4.83	CDs, broker	2,998	3,605	(607)	(1,020)	413
134,240	122,752	4.25	5.03	Other time deposits	5,720	6,171	(451)	(960)	509
701,045	628,310	3.11	4.20	Total interest-bearing deposits	21,842	26,415	(4,573)	(6,867)	2,294
67,979	52,796	2.44	4.95	Short-term/other borrowings	1,661	2,612	(951)	(1,329)	378
10,264	7,833	2.86	5.27	FHLB advances – long-term	294	413	(119)	(189)	70
10,310	10,310	6.21	8.17	Subordinated debt	642	842	(200)	(203)	3
				Total interest-bearing
789,598	699,249	3.09	4.33	liabilities	24,439	30,282	(5,843)	(8,694)	2,851
83,678	91,367			Noninterest-bearing deposits
7,986	6,894			Other liabilities
78,998	71,516			Shareholders' equity
$960,260	$869,026			Liabilities and equity
		3.21	3.30	Interest rate spread
		3.58	3.99	Net interest margin
				Net interest income	$33,275	$33,132	$ (857)	$(2,387)	$1,530
$108,697	$131,651			Net earning assets
$784,723	$719,677			Average deposits
		2.78	3.67	Average cost of deposits
105%	105%			Average loan to deposit ratio

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

The Savannah Bancorp, Inc. - 2009 Annual Report