Form 10-K, Exhibit 13
period 2010-12-31
SAVANNAH BANCORP INC
filed 2011-03-31
CIK 860519

The Savannah Bancorp, Inc. and Subsidiaries
Financial Statement Section
Index
                Page
                         Number

Index to Financial Statement Section	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets
December 31, 2010 and 2009	F-3
Consolidated Statements of Operations for the Years
Ended December 31, 2010, 2009 and 2008	F-4
Consolidated Statements of Changes in Shareholders'
Equity for the Years Ended December 31, 2010, 2009 and 2008	F-5
Consolidated Statements of Cash Flows for the Years
Ended December 31, 2010, 2009 and 2008	F-6
Notes to Consolidated Financial Statements	F-7
Management’s Discussion and Analysis of Financial
Condition and Results of Operations	F-33
Selected Five-Year Financial Data – 2006-2010
Selected Financial Condition Highlights	F-33
Selected Operating Highlights	F-34
Selected Quarterly Data	F-35
Market for Registrant's Common Equity and
Related Shareholder Matters	F-35
Stock Performance Graph	F-36
Introduction	F-37
Critical Accounting Estimates	F-38
Results of Operations
2010 Compared with 2009	F-42
2009 Compared with 2008	F-43
Financial Condition and Capital Resources	F-44
Loan Concentrations	F-44
Liquidity and Interest Rate Sensitivity Management	F-46
Off-Balance Sheet Arrangements	F-46
Forward Looking Statements	F-47
Cash Flow/Maturity Gap and Repricing Data	F-48
Average Balance Sheet and Rate/Volume Analysis – 2010 and 2009	F-49
Average Balance Sheet and Rate/Volume Analysis – 2009 and 2008	F-50

The Savannah Bancorp, Inc. – 2010 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mauldin & Jenkins, LLC

Albany, Georgia
March 25, 2011

The Savannah Bancorp, Inc. – 2010 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)

	December 31,
	2010	2009
Assets
Cash and due from banks	$ 17,990	$ 19,253
Federal funds sold	110	8,575
Interest-bearing deposits in banks	40,836	12,707
Cash and cash equivalents	58,936	40,535
Securities available for sale, at fair value (amortized
cost of $136,980 and $86,596)	138,099	87,919
Loans, net of allowance for loan losses of $20,350 and $17,678	806,212	866,208
Premises and equipment, net	15,056	15,574
Other real estate owned	13,199	8,329
Bank-owned life insurance	6,309	6,434
Goodwill and other intangible assets, net	3,786	2,498
Other assets	25,333	23,011
Total assets	$ 1,066,930	$ 1,050,508

Liabilities
Deposits:
Noninterest-bearing	$ 95,725	$ 82,557
Interest-bearing demand	140,531	143,559
Savings	20,117	16,893
Money market	265,840	228,124
Time deposits	401,532	413,436
Total deposits	923,745	884,569
Short-term borrowings	15,075	23,553
Other borrowings	10,536	15,988
Federal Home Loan Bank advances	17,658	31,664
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Other liabilities	3,803	5,398
Total liabilities	981,127	971,482

Commitments and contingencies (Notes 17 and 20)

Shareholders' equity
Preferred stock, par value $1 per share:
authorized 10,000,000 shares, none issued	-	-
Common stock, par value $1 per share: shares authorized
20,000,000, issued 7,201,346 and 5,933,789	7,201	5,934
Additional paid-in capital	48,634	38,605
Retained earnings	29,275	33,383
Treasury stock, at cost, 2,483 and 1,443 shares	(1)	(4)
Accumulated other comprehensive income, net	694	1,108
Total shareholders' equity	85,803	79,026
Total liabilities and shareholders' equity	$ 1,066,930	$ 1,050,508

The accompanying notes are an integral part of these consolidated financial statements.

 The Savannah Bancorp, Inc. – 2010 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations
($ in thousands, except per share data)

	For the Years Ended December 31,
	2010	2009	2008
Interest and dividend income
Loans, including fees	$ 45,001	$ 47,081	$ 53,259
Loans held for sale	-	-	60
Investment securities:
Taxable	2,401	3,220	2,803
Tax-exempt	313	154	87
Dividends	47	45	191
Deposits with banks	147	45	149
Federal funds sold	20	18	133
Total interest and dividend income	47,929	50,563	56,682
Interest expense
Deposits	12,460	16,454	21,842
Short-term and other borrowings	1,138	1,045	596
Federal Home Loan Bank advances	458	397	1,359
Subordinated debt	306	362	642
Total interest expense	14,362	18,258	24,439
Net interest income	33,567	32,305	32,243
Provision for loan losses	21,020	13,065	6,000
Net interest income after provision for loan losses	12,547	19,240	26,243
Noninterest income
Trust and asset management fees	2,599	2,351	2,832
Service charges on deposit accounts	1,788	1,809	1,881
Mortgage related income, net	398	432	295
Gain on sale of securities	608	2,119	163
Gain on hedges	2	873	1,288
Other operating income	1,916	1,238	1,216
Total noninterest income	7,311	8,822	7,675
Noninterest expense
Salaries and employee benefits	11,948	12,146	13,584
Occupancy and equipment	3,945	3,716	3,884
Information technology	2,101	1,810	1,633
FDIC deposit insurance	1,688	1,886	653
Amortization of intangibles	171	144	144
Loss on sale and write-downs of foreclosed assets	2,472	2,566	228
Other operating expense	4,652	4,710	4,616
Total noninterest expense	26,977	26,978	24,742
Income (loss) before income taxes	(7,119)	1,084	9,176
Income tax expense (benefit)	(3,130)	155	3,170
Net income (loss)	$ (3,989)	$ 929	$ 6,006
Net income (loss) per share:
Basic	$ (0.60)	$ 0.16	$ 1.01
Diluted	$ (0.60)	$ 0.16	$ 1.01
Dividends per share	$ 0.02	$ 0.185	$ 0.50
Average basic shares (000s)	6,625	5,933	5,930
Average diluted shares (000s)	6,625	5,936	5,947
The accompanying notes are an integral part of these consolidated financial statements.

 The Savannah Bancorp, Inc. – 2010 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
 ($ in thousands, except share data)

	For the Years Ended December 31,
	2010	2009	2008
Common shares issued
Shares, beginning of year	5,933,789	5,933,789	5,923,797
Common stock issued	1,267,557	-	6,211
Exercise of options	-	-	3,781
Shares, end of year	7,201,346	5,933,789	5,933,789
Treasury shares owned
Shares, beginning of year	1,443	318	318
Treasury stock issued	(943)	-	-
Unredeemed common stock	36	-	-
Unvested restricted stock	1,947	1,125	-
Shares, end of year	2,483	1,443	318
Common stock
Balance, beginning of year	$ 5,934	$ 5,934	$ 5,924
Common stock issued	1,267	-	6
Exercise of options	-	-	4
Balance, end of year	7,201	5,934	5,934
Additional paid-in capital
Balance, beginning of year	38,605	38,516	38,279
Common stock issued, net of issuance costs	9,980	-	68
Stock-based compensation expense, net	49	89	137
Exercise of options	-	-	32
Balance, end of year	48,634	38,605	38,516
Retained earnings
Balance, beginning of year	33,383	33,552	30,512
Net income (loss)	(3,989)	929	6,006
Dividends paid	(119)	(1,098)	(2,966)
Balance, end of year	29,275	33,383	33,552
Treasury stock
Balance, beginning of year	(4)	(4)	(4)
Treasury stock issued	3	-	-
Balance, end of year	(1)	(4)	(4)
Accumulated other comprehensive income, net
Balance, beginning of year	1,108	2,934	1,561
Change in unrealized gains/losses on securities
available for sale, net of reclassification adjustment	(127)	(531)	842
Change in fair value and gains on termination of
derivative instruments, net of tax	(287)	(1,295)	531
Balance, end of year	694	1,108	2,934
Total shareholders' equity	$ 85,803	$ 79,026	$ 80,932

The accompanying notes are an integral part of these consolidated financial statements.

See Note 1 for other comprehensive income disclosures.

  The Savannah Bancorp, Inc. – 2010 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
($ in thousands)	2010	2009	2008
Operating activities
Net income (loss)	$ (3,989)	$ 929	$ 6,006
Adjustments to reconcile net income (loss) to cash
provided by operating activities:
Provision for loan losses	21,020	13,065	6,000
Loans originated for sale	-	-	(10,255)
Proceeds from sale of loans originated for sale	-	291	10,202
Net amortization (accretion) of securities	1,922	432	(95)
Depreciation and amortization	1,454	1,513	1,383
Accretion of gain on termination of derivatives	(453)	(1,962)	(2,670)
Proceeds from termination of derivatives	-	1,299	3,225
Non cash stock-based compensation expense	79	144	221
(Increase) decrease in deferred income taxes, net	(1,759)	(1,748)	621
Gain on sale of loans and securities, net	(608)	(2,119)	(221)
Loss on sale and write-downs of foreclosed assets	2,472	2,566	228
Equity in net loss (income) of nonconsolidated subsidiary	50	(43)	(94)
Gain on sale of partnership interest	(255)	-	-
Increase in CSV of bank-owned life insurance policies	(183)	(218)	(231)
Decrease (increase) in prepaid FDIC deposit insurance assessment	1,545	(5,037)	-
(Increase) decrease in income taxes receivable/payable	(3,758)	1,068	59
Change in other assets and other liabilities, net	(1,965)	(673)	1,150
Net cash provided by operating activities	15,572	9,507	15,529
Investing activities
Activity in available for sale securities
Purchases	(100,897)	(88,741)	(44,616)
Sales	52,483	62,076	5,248
Maturities, calls and paydowns	22,547	21,203	20,420
Loan originations and principal collections, net	22,644	(35,442)	(71,955)
Proceeds from sale of foreclosed assets	9,120	5,048	3,852
Disposition of premises and equipment	-	305	-
Proceeds from life insurance and sale of partnership interest	1,002	-	-
Distribution from nonconsolidated subsidiary	-	-	350
Additions to premises and equipment	(765)	(6,141)	(5,516)
Net cash received from FDIC-assisted transaction	190,253	-	-
Net cash provided by (used in) investing activities	196,387	(41,692)	(92,217)
Financing activities
Net increase (decrease) in noninterest-bearing deposits	4,837	(166)	(5,780)
Net (decrease) increase in interest-bearing deposits	(166,516)	52,720	73,577
Net (decrease) increase in short-term borrowings	(8,478)	(10,083)	13,037
Net (decrease) increase in other borrowings	(5,452)	3,837	12,151
Net decrease in FHLB advances	(29,006)	(505)	(20,804)
Payment on note payable	(74)	(86)	(1,840)
Dividends paid	(119)	(1,098)	(2,966)
Issuance of common stock, treasury stock and exercise of options	11,250	-	110
Net cash (used in) provided by financing activities	(193,558)	44,619	67,485
Increase (decrease) in cash and cash equivalents	18,401	12,434	(9,203)
Cash and cash equivalents, beginning of year	40,535	28,101	37,304
Cash and cash equivalents, end of year	$ 58,936	$ 40,535	$ 28,101
Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest on deposits and other borrowings	$ 14,881	$ 18,826	$ 25,920
Income taxes	-	550	2,595
Non cash investing activity:
Transfer to other real estate owned from loans	(16,462)	(7,843)	(10,068)

The accompanying notes are an integral part of these consolidated financial statements.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. (“the Company”) and its wholly-owned subsidiaries, The Savannah Bank, N.A. (“Savannah”), Bryan Bank & Trust (“Bryan”), and Minis & Co., Inc. (“Minis”), a registered investment advisory firm.  The Company formed a new subsidiary, SAVB Holdings, LLC (“SAVB Holdings”), in the third quarter 2008 for the purpose of holding problems loans and other real estate.  The two bank subsidiaries, together, are referred to as the “Subsidiary Banks”.  All significant intercompany balances and transactions have been eliminated in consolidation.  Certain prior year balances have been reclassified to conform to the current year presentation.

Nature of Operations - The Company is a bank holding company headquartered in Savannah, Georgia that owns two banks and a registered investment advisory firm. The Company has eleven banking offices and thirteen ATMs in Savannah, Garden City, Skidaway Island, Whitemarsh Island, Tybee Island, Pooler, and Richmond Hill, Georgia and Hilton Head Island and Bluffton, South Carolina.  The Company also has mortgage lending offices in Savannah, Richmond Hill and Hilton Head Island and an investment management office in Savannah.  Through the subsidiaries, the Company offers a full range of lending, deposit, residential mortgage origination, fiduciary, trust and investment advisory products.  The primary service areas of the Company are Chatham County and Bryan County, Georgia and southern Beaufort County in South Carolina.  In 2005, the Company formed a nonconsolidated subsidiary, SAVB Properties, LLC, which purchased a 50 percent interest in two real estate partnerships that own the Company’s headquarters building and the adjacent parking lot.  This investment is accounted for using the equity method of accounting.  The Company’s sold its interest in the parking lot in 2010.

Use of Estimates - In preparing consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, fair value of financial instruments, other-than-temporary impairment analysis and the evaluation of the realization of deferred tax assets.

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

A decline in the fair value of any available for sale security below cost, that is deemed other-than-temporary, results in a charge to earnings for the excess of cost over fair value which is attributed to credit quality.  A new cost basis for the security is established upon recognition of other-than-temporary impairment.

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

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection.  Revolving credit loans and other personal loans are typically charged-off when payments are 120 days past due.  Past due status is based on the contractual terms of the

The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

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

Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to earnings resulting from measurements of inherent credit risk in the loan portfolio and estimates of probable losses or impairments of individual loans.  The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio considering current economic conditions, underlying collateral value securing loans and other relevant qualitative and quantitative factors that deserve recognition in estimating loan losses.  Actual future losses may be different from estimates due to unforeseen events.  Loans that are determined to be uncollectible are charged-off against the allowance and subsequent recoveries, if any, are credited to the allowance.

The adequacy of the allowance for loan losses is evaluated on a regular basis by management and reported to and approved by the Audit Committee of the Board of Directors (“Board”) quarterly.  The evaluation is based upon management’s periodic review of the collectability of specific loans, adverse situations that may affect specific borrowers’ ability to repay, the estimated value of any underlying collateral, the composition and size of the loan portfolio, emerging credit trends, regulatory guidance and prevailing economic conditions.  In addition, on a regular basis, management and the Board review loan ratios.  These ratios include the allowance for loan losses as a percentage of total loans, net charge-offs as a percentage of average loans, nonperforming loans as a percentage of total loans and the allowance coverage on nonperforming loans.  Also, management reviews past due ratios by officer, Subsidiary Bank and the Company as a whole.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The Company has a number of documented loan policies and procedures that set forth the approval and monitoring process of the lending function.  Adherence to these policies and procedures is monitored by management and the Board.  A number of committees and an underwriting staff oversee the lending operations of the Company.  These include the Board Loan Committee and Problem Asset Committee.  Credit administration personnel monitor and, if necessary, adjust the grades assigned to loans through periodic examination.  In addition, the Company contracts with an independent third party for loan review which reports to the Audit Committee of the Board.

In compliance with loan policy, the lending staff is given lending limits based on their knowledge and experience.  Loan quality or “risk-rating” grades are assigned to each loan based upon certain factors.  This information is used to assist management in monitoring the credit quality of the portfolio.  Loan requests of amounts greater than an officer’s lending limits are reviewed by senior credit officers, in-house loan committees or the Board.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Credit quality, adherence to policies and loss mitigation are major concerns of credit administration.  Credit administration reviews and approves third-party appraisals obtained by the Company on real estate collateral and monitors loan maturities to ensure updated appraisals are obtained.

Our allowance for loan losses consists of two components, a general reserve and a specific reserve.  For the general component, risk-rating grades are assigned by lending or credit administration, based on an analysis of the financial and collateral strength and other credit attributes underlying each loan.  Loan grades range from 1 to 8, with 1 being loans with the least credit risk.  Allowance factors established by management are applied to the total balance of loans in each grade to determine the amount needed in the allowance for loan losses.  The allowance factors are established based on historical loss ratios experienced by the Company for these loan types, as well as the credit quality criteria underlying each grade, adjusted for trends and expectations about losses inherent in our existing portfolios.  In making these adjustments to the allowance factors, management takes into consideration factors which it believes are causing, or are likely in the future to cause, losses within our loan portfolio but which may not be fully reflected in our historical loss ratios.  Allowance factors established by management are then multiplied by loan balances for each grade or homogeneous portfolio of loans to determine the amount needed in the allowance for loan losses.  The specific component relates to loans that are deemed to be impaired.  Impairment is measured on a loan-by-loan basis for loans above a minimum dollar amount.   For such loans that are classified as impaired, an allowance is established or the loan is charged-down when the discounted cash flows (or value of related collateral or observable market price) of the impaired loan is lower than the carrying value of that loan.  Large groups of smaller balance homogeneous loans are evaluated collectively for impairment.

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

Intangible Assets - Intangible assets include goodwill and other identifiable assets, such as customer lists and deposits.  Customer list and deposit premium intangibles are amortized on a straight-line basis over estimated useful lives of ten and five years, respectively, and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.  Goodwill is not amortized but tested annually for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit.  Examples of such events or circumstances include an adverse change in operations, legal factors, business climate, unanticipated competition, change in regulatory environment, or loss of key personnel.  The goodwill and customer list intangible assets were evaluated for impairment as of August 31, 2010 and based on that evaluation it was determined that there was no impairment.

The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

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

Earnings (Loss) Per Share - Basic earnings (loss) per share represent net income (loss) divided by the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.  Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.  Earnings (loss) per common share have been computed based on the following:

(amounts in thousands)
Years Ended December 31,	2010	2009	2008
Average number of common shares outstanding - basic	6,625	5,933	5,930
Effect of dilutive options	-	3	17
Average number of common shares outstanding - diluted	6,625	5,936	5,947

Stock option shares in the amount of 174,328, 194,814 and 192,022 for the years ended 2010, 2009 and 2008, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.

Derivative Instruments and Hedging Activities - Accounting principles provide the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Accounting principles require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by accounting principles, the Company records all derivatives on the balance sheet at fair value.  The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting.  Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.  Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.  Hedge accounting generally provides for the matching of the timing

  The Savannah Bancorp, Inc. - 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

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

($ in thousands)	2010	2009	2008
Net income (loss)	$ (3,989)	$ 929	$ 6,006
Change in unrealized gains/losses on securities
available for sale, net of reclassification adjustment	(127)	(531)	842
Change in fair value and gains on termination of
derivative instruments, net of tax	(287)	(1,295)	531
Other comprehensive income (loss)	$ (4,403)	$ (897)	$ 7,379

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

In 2005, shareholders approved the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (“2005 Omnibus Plan”) and authorized 250,000 option or restricted shares to be available for issuance.  The total number of remaining options or awards available for issuance at December 31, 2010 under the 2005 Omnibus Plan was 147,249 shares of common stock.  Options granted under both plans have a term of ten years and generally become fully vested over periods ranging from three to ten years.  Performance based options granted to directors vest over three quarters from the date of grant.

The following table summarizes compensation costs related to the Company’s stock-based compensation plans for the years ended December 31:

($ in thousands)	2010	2009	2008
Salaries and employee benefits	$ 52	$ 94	$ 189
Directors' stock-based compensation	27	50	32
Pre-tax stock-based compensation expense	79	144	221
Income tax benefit	(30)	(55)	(84)
Total stock-based compensation expense, net of tax	$ 49	$ 89	$ 137

       F -  11
  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

During 2010, 2009 and 2008 no income tax benefits were realized on stock option exercises.

The Company recognizes stock-based compensation expense using the graded vesting attribution method.  The remaining unrecognized compensation cost related to unvested incentive stock option and restricted share awards at December 31, 2010 is approximately $122,000.  The weighted-average period of time over which this cost will be recognized is approximately 5.3 years.  This amount does not include the cost of any additional options that may be granted in future periods nor any reduction in cost for potential forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2010	2009	2008
Weighted average fair value of options granted	$ 3.41	$ 1.87	$ 4.29
Expected volatility	45%	39.1%	31.4%
Dividend yield	1.47%	2.67%	2.87%
Risk-free interest rate	2.43%	1.82%	2.48%
Expected life	6.0 years	6.0 years	6.0 years

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

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) amended its guidance on accounting for transfers of financial assets.  The amended guidance eliminates the concept of qualifying special-purpose entities and requires that these entities be evaluated for consolidation under applicable accounting guidance, and it also removes the exception that permitted sale accounting for certain mortgage securitizations when control over the transferred assets had not been surrendered.  Based on this new standard, many types of transferred financial assets that would previously have been derecognized will now remain on the transferor’s financial statements.  The guidance also requires enhanced disclosures about transfers of financial assets and the transferor’s continuing involvement with those assets and related risk exposure.  The new guidance was effective for the Company beginning in 2010.  Adoption of this new guidance did not have a significant impact on the Company’s financial condition or results of operations.

Also in June 2009, the FASB issued amended guidance on accounting for variable interest entities (“VIE”).  This guidance replaces the quantitative-based risks and rewards calculation for determining which enterprise might have a controlling financial interest in a VIE.  The new, more qualitative evaluation focuses on who has the power to direct the significant economic activities of the VIE and also has the obligation to absorb losses or rights to receive benefits from the VIE.  It also requires an ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE and calls for certain expanded disclosures about an enterprise’s involvement with VIEs.  The new guidance was effective for the Company’s 2010 fiscal year and did not have a significant impact on its financial condition or results of operations.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

In January 2010, the FASB issued amended guidance on the disclosure of fair value measurements that added new disclosures and clarified certain existing disclosure requirements.  The amended guidance requires disclosure of the amount of and the reason for any significant transfers between Level 1 and Level 2 of the fair value hierarchy as well as the policy for determining when transfers between levels are recognized.  The guidance also requires a more detailed breakdown of the information presented in the reconciliation of the beginning and ending balance of Level 3 fair value measurements, including separate information on purchases, sales, issuances, settlements and transfers in or out.  The FASB clarified the requirement to disclose valuation techniques and inputs for recurring and nonrecurring fair value measurements as well the guidance on how assets and liabilities should be disaggregated for the fair value measurement disclosures.  Most of this amended guidance is effective for the Company beginning in 2010, except the more detailed reconciliation of Level 3 measurements which is effective for 2011.  The adoption of this new guidance is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

In February 2010, the FASB amended its guidance to certain recognition and disclosure requirements.  The amended guidance requires Securities and Exchange Commission (“SEC”) filers to evaluate subsequent events through the date the financial statements are issued and removes the requirement for SEC filers to disclose the date through which subsequent events have been evaluated.  The FASB believes these amendments alleviate potential conflicts with the SEC’s requirements.  The amended guidance was effective upon issuance for the Company.  The adoption of this amended guidance did not have a material effect on the Company’s consolidated financial position or results of operations.

In July 2010, the FASB issued guidance on the disclosures about the credit quality of financing receivables and the allowance for loan losses.  The guidance requires additional disclosure to facilitate financial statement users’ evaluation of the following: (1) the nature of credit risk inherent in the entity’s loan portfolio, (2) how that risk is analyzed and assessed in arriving at the allowance for loan losses, and (3) the changes and reasons for those changes in the allowance for loan losses.  For public companies, increased disclosures as of the end of a reporting period are effective for periods ending on or after December 15, 2010.  Increased disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.  The adoption of this guidance resulted in the inclusion of additional disclosures in the Company’s consolidated financial statements.

In January 2011, the FASB issued guidance deferring the effective date of disclosures about troubled debt restructurings for public entities.  The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring.  The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated.  Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.  The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial position or results of operations.

The FASB issued guidance on when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  The guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts.  For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists.  In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist such as if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The guidance will be effective for the Company on January 1, 2011 and is not expected have a material impact on the Company’s financial statements.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 2 - Acquisitions

On June 25, 2010, Savannah entered into an agreement with the FDIC to purchase substantially all deposits and certain liabilities and assets of First National Bank, Savannah (“First National”).  Savannah acquired approximately $42 million in assets and assumed $216 million in liabilities, including $201 million in customer deposits. The assets primarily include cash and due from accounts and investment securities.  Savannah acquired the local, non-brokered deposits of approximately $105 million at a premium of 0.11 percent, or approximately $116,000.  In connection with the closing, Savannah received a cash payment from the FDIC totaling $174 million, based on the differential between liabilities assumed and assets acquired, taking into account the deposit premium.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

($ in thousands)	June 25, 2010
Assets acquired
Cash and due from banks	$ 7,330
Interest-bearing deposits in banks	8,851
Securities available for sale	25,937
Loans	131
Premises and equipment	11
Deposit premium intangible	387
Other assets	128
Total assets acquired	42,775
Liabilities assumed
Deposits	200,843
Federal Home Loan Bank advances	15,271
Due to the FDIC	266
Accrued interest and other liabilities	432
Total liabilities assumed	216,812
Net liabilities assumed	$ (174,037)

The only loans assumed by Savannah were deposit-secured loans which are not subject to FDIC loss-share.  In its assumption of the deposit liabilities, the Company believes that the customer relationships associated with the local deposits have intangible value.  In addition, the Company determined that the recorded amount of the deposits approximates fair value primarily due to the fact that the Company can re-price all customer deposits to current market rates.

Note 3 - Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

The Subsidiary Banks are required by the Federal Reserve Bank (“FRB”) to maintain minimum cash reserves based upon reserve requirements calculated on their deposit balances.  Cash reserves of $581,000 and $339,000 are required as of December 31, 2010 and 2009, respectively.  At times, the Company pledges interest-bearing cash balances at the Federal Home Loan Bank of Atlanta (“FHLB”) in addition to investment securities to secure public fund deposits and securities sold under repurchase agreements.  The Company did not have any cash pledged at the FHLB at December 31, 2010.  Pledged cash balances were $11,500,000 at December 31, 2009.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 4 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2010 and 2009 are as follows:

	2010
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U.S. government-sponsored enterprises (“GSE”)	$ 1,821	$ 4	$ -	$ 1,825
Mortgage-backed securities - GSE	120,998	1,628	(435)	122,191
State and municipal securities	10,285	76	(154)	10,207
Restricted equity securities	3,876	-	-	3,876
Total investment securities	$ 136,980	$ 1,708	$ (589)	$ 138,099

	2009
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U.S. government-sponsored enterprises	$ 1,727	$ 136	$ -	$ 1,863
Mortgage-backed securities - GSE	73,203	1,205	(120)	74,288
State and municipal securities	7,906	108	(6)	8,008
Restricted equity securities	3,760	-	-	3,760
Total investment securities	$ 86,596	$ 1,449	$ (126)	$ 87,919

The distribution of securities by contractual maturity at December 31, 2010 is shown below.  Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$ 100	$ 102
Due after one year through five years	2,331	2,357
Due after five years through ten years	3,625	3,548
Due after ten years	6,050	6,025
Mortgage-backed securities - GSE	120,998	122,191
Restricted equity securities	3,876	3,876
Total investment securities	$ 136,980	$ 138,099

At December 31, 2010 and 2009, investment securities with a carrying value of $61,728,000 and $60,260,000, respectively, are pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.

Gains and losses on sales of securities available for sale consist of the following for the years ended December 31:

($ in thousands)	2010	2009	2008
Gross gains	$ 684	$ 2,170	$ 163
Gross losses	(76)	(51)	-
Net realized gains	$ 608	$ 2,119	$ 163

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 4 - Securities Available for Sale (continued)

The restricted equity securities consist of the following at December 31:

($ in thousands)	2010	2009
FHLB stock	$ 3,054	$ 3,205
FRB stock	822	555
Total	$ 3,876	$ 3,760

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010.  At December 31, 2009, the unrealized loss was not material to the financial statements.  Available for sale securities that have been in a continuous unrealized loss position are as follows:

	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
($ in thousands)	Value	Losses	Value	Losses	Value	Losses
Mortgage-backed securities - GSE	$ 37,606	$ (435)	$ -	$ -	$ 37,606	$ (435)
State and municipal securities	3,853	(154)	-	-	3,853	(154)
Total temporarily impaired securities	$ 41,459	$ (589)	$ -	$ -	$ 41,459	$ (589)

The unrealized losses on the Company’s investment in GSE mortgage-backed securities were caused by interest rate increases.  The Company purchased those investments at a premium relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government.  Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investments.  The Company also has municipal securities with unrealized losses caused by interest rate increases.  Management has reviewed these bonds and all are rated AAA or Aa1.  Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2010.

Note 5 - Loans

The composition of the loan portfolio at December 31, 2010 and 2009 is presented below:

($ in thousands)		Percent		Percent
	2010	of Total	2009	of Total
Commercial real estate
Construction and development	$ 20,819	2.5%	$ 61,476	7.0%
Owner-occupied	120,797	14.6	102,942	11.6
Non owner-occupied	231,641	28.0	233,767	26.5
Residential real estate - mortgage	363,390	44.0	381,350	43.1
Commercial	74,889	9.1	89,380	10.1
Installment and other consumer	15,026	1.8	14,971	1.7
Gross loans	826,562	100.0%	883,886	100.0%
Allowance for loan losses	(20,350)		(17,678)
Net loans	$ 806,212		$ 866,208

 F -  16
  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 5 - Loans (continued)

For purposes of the disclosures required pursuant to accounting standards, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. There are four loan portfolio segments that include commercial real estate, residential real estate-mortgage, commercial and installment and other consumer.  Commercial real estate has three classes including construction and development, owner-occupied and non owner-occupied.  The construction and development class includes residential and commercial construction and development loans.  Land and lot development loans are included in the non owner-occupied commercial real estate class or residential real estate segment depending on the property type.

Changes in the allowance for loan losses are summarized as follows:

($ in thousands)	2010	2009	2008
Balance, beginning of year	$ 17,678	$ 13,300	$ 12,864
Provision for loan losses	21,020	13,065	6,000
Charge-offs	(18,765)	(8,893)	(5,714)
Recoveries	417	206	150
Balance, end of year	$ 20,350	$ 17,678	$ 13,300

The following table details the change in the allowance for loan losses from December 31, 2009 to December 31, 2010 by loan segment:

($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$ 5,740	$ 10,690	$ 977	$ 227	$ 44	$ 17,678
Charge-offs	(5,840)	(11,729)	(1,080)	(116)	-	(18,765)
Recoveries	20	352	17	28	-	417
Provision	4,802	14,269	1,614	379	(44)	21,020
Ending balance	$ 4,722	$ 13,582	$ 1,528	$ 518	$ -	$ 20,350
Ending balance: individually evaluated for impairment	$ 285	$ 4,055	$ 540	$ 257	$ -	$ 5,137
Loans
Ending balance	$ 373,257	$ 363,390	$ 74,889	$ 15,026	$ -	$ 826,562
Ending balance: individually evaluated for impairment	$ 3,865	$ 25,669	$ 596	$ 257	$ -	$ 30,387

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

   The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 5 - Loans (continued)

The following is a summary of information pertaining to impaired loans as of and for the year ended December 31, 2010:

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans without a valuation allowance
Commercial real estate
Construction and development	$ 152	$ 177	$ -
Owner-occupied	1,075	1,374	-
Non owner-occupied	301	3,979	-
Residential real estate - mortgage	12,906	18,476	-
Commercial	-	-	-
Installment and other consumer	-	-	-
Total impaired loans without a valuation allowance	14,434	24,006	-
Impaired loans with a valuation allowance
Commercial real estate
Construction and development	2,218	3,218	265
Owner-occupied	1,647	1,667	186
Non owner-occupied	2,926	3,353	372
Residential real estate - mortgage	30,634	33,471	6,316
Commercial	1,196	1,425	619
Installment and other consumer	814	818	349
Total impaired loans with a valuation allowance	39,435	43,952	8,107
Total impaired loans	$ 53,869	$ 67,958	$ 8,107
Average investment in impaired loans	$ 53,962
Interest income recognized on impaired loans	$ 821

At December 31, 2009, impaired loans were $54,054,000 and included $15,887,000 of loans without a valuation allowance and $38,167,000 with a valuation allowance.  For 2009, the Company had a valuation allowance of $6,129,000 on impaired loans, an average investment of $45,892,000 and recognized interest income of $957,000. Impaired loans with a valuation allowance include pools of impaired loans.

The following table presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans:

($ in thousands)	30-59 days past due	60-89 days past due	Accruing greater than 90 days past due	Nonaccrual	Total past due and nonaccrual
Commercial real estate
Construction and development	$ -	$ -	$ -	$ 2,370	$ 2,370
Owner-occupied	1,471	-	251	1,194	2,916
Non owner-occupied	309	12	803	1,595	2,719
Residential real estate - mortgage	4,114	4,894	1,855	26,446	37,309
Commercial	120	85	151	760	1,116
Installment and other consumer	147	12	4	471	634
Total	$ 6,161	$ 5,003	$ 3,064	$ 32,836	$ 47,064

   The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 5 - Loans (continued)

At December 31, 2009, loans on nonaccrual status amounted to approximately $32,545,000 and loans past due 90 days or more and still accruing interest were $1,570,000.

Internal risk-rating grades are assigned to each loan by lending or credit administration, based on an analysis of the financial and collateral strength and other credit attributes underlying each loan.  Management analyzes the resulting ratings, as well as other external statistics and factors, such as delinquency, to track the migration performance of the portfolio balances.  Loan grades range between 1 and 8, with 1 being loans with the least credit risk.  Loans that migrate toward the “Pass” grade (those with a risk rating between 1 and 4) or within the “Pass” grade generally have a lower risk of loss and therefore a lower risk factor.  The “Special Mention” grade (those with a risk rating of 5) is utilized on a temporary basis for “Pass” grade loans where a significant risk-modifying action is anticipated in the near term.  Substantially all of the “Special Mention” loans are performing.  Loans that migrate toward the “Substandard” or higher grade (those with a risk rating between 6 and 8) generally have a higher risk of loss and therefore a higher risk factor applied to those related loan balances.  The following table presents the Company’s loan portfolio by risk-rating grades at December 31, 2010:

($ in thousands)	Pass (1-4)	Special Mention (5)	Sub- standard (6)	Doubtful (7)	Loss (8)	Total
Commercial real estate
Construction and development	$ 17,792	$ 577	$ 2,450	$ -	$ -	$ 20,819
Owner-occupied	114,603	1,851	4,343	-	-	120,797
Non owner-occupied	216,744	9,017	5,880	-	-	231,641
Residential real estate - mortgage	290,894	19,936	51,317	1,243	-	363,390
Commercial	71,361	666	2,562	300	-	74,889
Installment and other consumer	14,011	78	762	175	-	15,026
Total	$ 725,405	$ 32,125	$ 67,314	$ 1,718	$ -	$ 826,562

The Company has granted loans to certain directors and executive officers of the Company and to their related interests.  The aggregate amount of loans was $42,590,000 and $37,933,000 at December 31, 2010 and 2009, respectively.  During 2010, new loans of $30,617,000 were made and repayments of $25,960,000 were received.  Unfunded commitments of credit available to related parties aggregated $7,917,000 and $2,515,000 at December 31, 2010 and 2009, respectively.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection.

Note 6 - Premises and Equipment

Premises and equipment at December 31, 2010 and 2009 are summarized as follows:

($ in thousands)	Depreciable Lives	2010	2009
Land	-	$ 2,635	$ 2,635
Buildings and improvements	5 - 50	11,419	11,334
Furniture and banking equipment	3 - 15	8,039	7,637
Leasehold improvements	5 - 32	1,972	1,710
Total cost		24,065	23,316
Less accumulated depreciation and amortization		9,009	7,742
Premises and equipment, net		$ 15,056	$ 15,574

Depreciation expense was $1,283,000, $1,369,000, and $1,239,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

   The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 7 - Other Real Estate Owned

Other real estate owned at December 31, 2010 and 2009 is summarized as follows:

($ in thousands)	2010	2009
Balance, beginning of year	$ 8,329	$ 8,100
Additions	16,462	7,843
Disposals	(10,167)	(6,772)
Additional write-downs	(1,425)	(842)
Balance, end of year	$ 13,199	$ 8,329

Note 8 - Goodwill and Other Intangible Assets

The Company recorded a core deposit intangible asset of $387,000 associated with the acquisition of First National in the second quarter of 2010.  Following is a summary of information related to acquired intangible assets:

	As of December 31, 2010		As of December 31, 2009
	Gross	Accumulated	Gross	Accumulated
($ in thousands)	Amount	Amortization	Amount	Amortization
Amortized intangible assets
Client list	$ 1,400	$ 480	$ 1,400	$ 336
Core deposit premium	387	27	-	-
Total carrying value	$ 1,787	$ 507	$ 1,400	$ 336

The aggregate amortization expense for intangible assets was approximately $171,000, $144,000 and $144,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The estimated amortization expense for each of the next five years is as follows: 2011 - $224,000, 2012 - $224,000, 2013 - $224,000, 2014 - $224,000 and 2015 - $184,000.

Changes in the carrying amounts of goodwill at December 31, 2010 and 2009 are as follows:

($ in thousands)	2010	2009
Balance, beginning of year	$ 1,434	$ 1,434
Goodwill acquired	1,072	-
Balance, end of year	$ 2,506	$ 1,434

All of the goodwill is related to the 2007 acquisition of Minis.  The goodwill acquired in 2010 was a final contingent earn-out payment.

Note 9 - Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2010 and 2009 is $235,406,000 and $261,795,000, respectively.  At December 31, 2010, brokered time deposits mature as follows: 2011 - $54,623,000; 2012 - $387,000; and 2013 - $435,000.  Additionally, $42,504,000 of non-maturity institutional money market accounts are considered brokered deposits because the deposits are from customers of brokerage firms up to a maximum of $250,000 per depositor.

   The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 9 - Deposits (continued)

The scheduled maturities of time deposits at December 31, 2010 are as follows:

($ in thousands)	Total
2011	$ 331,876
2012	33,853
2013	7,712
2014	11,874
2015 and thereafter	16,217
Total	$ 401,532

Note 10 - Short-Term Borrowings

Short-term borrowings at December 31, 2010 and 2009 consist of federal funds purchased, securities sold under agreements to repurchase, and FRB short-term advances:

($ in thousands)	Federal Funds Purchased	Securities Sold Under Repurchase Agreements	FRB Short-Term Advances
2010
Balance at December 31	$ 295	$ 14,780	$ -
Maximum indebtedness at any month end	1,320	17,225	6,000
Daily average indebtedness outstanding	805	14,847	1,099
Average rate paid for the year	0.26%	0.50%	0.55%
Average rate paid on period-end borrowings	0.20%	0.50%	0.00%
2009
Balance at December 31	$ 1,320	$ 12,233	$ 10,000
Maximum indebtedness at any month end	3,247	18,459	17,000
Daily average indebtedness outstanding	1,045	14,835	8,564
Average rate paid for the year	0.34%	0.53%	0.52%
Average rate paid on period-end borrowings	0.20%	0.50%	0.50%

The maximum amount of short-term borrowings outstanding at the end of any month was $20,414,000 and $52,819,000 during 2010 and 2009, respectively.  At December 31, 2010, federal funds borrowing arrangements aggregating $41,500,000 were available to the Subsidiary Banks from correspondent banking institutions.  There are no commitment fees and no requirements for compensating balances.  These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks.

Savannah is a member and shareholder of the FRB of Atlanta.  The Subsidiary Banks have been approved to access the FRB discount window to borrow on a secured basis at 25 basis points over the Federal Funds Target Rate.  The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested. The Subsidiary Banks were approved by the FRB under the borrower-in-custody of collateral (“BIC”) arrangement. This temporary liquidity arrangement allows collateral to be maintained at the Subsidiary Banks rather than being delivered to the FRB or a third party custodian.  At December 31, 2010, the Company had secured borrowing capacity of $78.4 million with the FRB and no balance outstanding.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 11 - Other Borrowings

Other borrowings consist of a note payable due to related parties (directors) of $10,536,000.  The proceeds were used to fund SAVB Holdings.  Principal payments are due monthly based on repayments, sales, charge-offs or other activity in the assets held by SAVB Holdings.  At December 31, 2010, interest is at prime plus two percent with a floor of 7.5 percent and is due monthly.  The Company has already met the cumulative principal pay down required by September 30, 2011.  The remaining indebtedness is due and payable by September 30, 2012.  The agreement includes customary performance covenants and a guarantee of the Company.  One of the covenants is that the Company’s dividend payout ratio will not exceed 50 percent of income on a quarterly basis.

Note 12 - Federal Home Loan Advances

Short-term Advances - Short-term advances from the FHLB totaled $4,000,000 and $16,000,000 at December 31, 2010 and 2009, respectively.  The weighted-average interest rates on the short-term advances were 1.08 and 0.36 percent at December 31, 2010 and 2009, respectively.  Of the $4,000,000 in short-term advances at December 31, 2010, $2,000,000 is a daily rate credit and was repaid in January, 2011 and $2,000,000 is a fixed rate advance that matures on May 16, 2011 with interest due monthly.

Convertible Advances - The Company had convertible fixed rate advances of $10,000,000 at December 31, 2010 and 2009.  The weighted-average interest rates on convertible advances were 2.26 percent at December 31, 2010 and 2009.  The advances mature in 2018 and are now convertible each quarter at the option of the FHLB to an advance with an interest rate equal to the current three-month LIBOR.

Long-term Advances - Long-term advances from the FHLB totaled $3,658,000 and $5,664,000 at December 31, 2010 and 2009, respectively.  The weighted-average interest rates on the long-term advances were 2.09 and 1.95 percent at December 31, 2010 and 2009, respectively.  Aggregate maturities for the loan-term advances at December 31, 2010 are $3,500,000 in 2012 and $158,000 in 2015 and thereafter.  Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity.  The long-term advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - The Subsidiary Banks are shareholders of the FHLB and have access to secured borrowings from the FHLB under Blanket Floating Lien Agreements.  Under these agreements, the Subsidiary Banks have pledged certain 1-4 family first mortgage loans, commercial real estate loans, home equity lines of credit and second mortgage residential loans.  The Subsidiary Banks’ individual borrowing limits range from 20 to 25 percent of assets.  In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $136 million of which $17.7 million was advanced at December 31, 2010.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  Additional advances are subject to review and approval by the FHLB.

Note 13 - Subordinated Debt to Nonconsolidated Subsidiaries

During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the “Trusts”), nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms.  The Trust Preferred Securities have maturities of 30 years and are redeemable at the Company’s option on any quarterly interest payment date after five years.  There are certain events (as defined in the Trust agreements) in which the securities may be redeemed within the first five years at the Company’s option.  At December 31, 2010, the interest rates on the securities were 3.14 and 2.50 percent, respectively, with quarterly resets at the three-month LIBOR plus 2.85 and 2.20 percent, respectively.  The Company’s liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments (included in other assets) of $186,000 and $124,000, respectively, in the consolidated balance sheet.  Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under FRB regulations.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 14 - Income Taxes

Income tax expense (benefit) is composed of the following for each of the years ended December 31:

($ in thousands)	2010	2009	2008
Current federal	$ (1,092)	$ 1,861	$ 2,757
Current state	(279)	42	310
Total current	(1,371)	1,903	3,067
Deferred federal	(1,528)	(1,417)	88
Deferred state	(231)	(331)	15
Total deferred	(1,759)	(1,748)	103
Income tax expense (benefit)	$ (3,130)	$ 155	$ 3,170

Investments in federal and state low-income housing tax credit partnerships reduced federal and state income tax expense approximately $143,000, $113,000 and $145,000 in 2010, 2009 and 2008, respectively.

A reconciliation between income tax expense (benefit) and the amounts computed by applying the U.S. federal tax rate of 34 percent to income (loss) before income taxes is as follows:

($ in thousands)	2010	2009	2008
Tax provision at 34%	$ (2,421)	$ 369	$ 3,120
State tax, net of federal tax benefit	(300)	46	196
Benefit of tax-exempt income, net	(197)	(141)	(127)
Other	(212)	(119)	(19)
Income tax expense (benefit)	$ (3,130)	$ 155	$ 3,170

Deferred income tax assets and liabilities are comprised of the following at December 31, 2010 and 2009:

($ in thousands)	2010	2009
Deferred tax assets:
Allowance for loan losses	$ 7,676	$ 6,455
Tax-deductible goodwill	1,317	741
Write-down of foreclosed assets	306	319
Unamortized loan fees	49	179
Unamortized non-compete costs	17	23
Deferred compensation expense	469	452
Stock-based compensation expense	140	114
Other	112	84
Total deferred tax assets	10,086	8,367
Deferred tax liabilities:
Depreciation	624	616
Unrealized gains on securities	425	502
Deferred costs on loans and deposits	72	129
Unrealized gains on derivatives	-	177
Other	25	16
Total deferred tax liabilities	1,146	1,440
Net deferred tax assets	$ 8,940	$ 6,927

The net deferred tax assets are included in the consolidated balance sheets in other assets.  The Company files a consolidated Federal tax return and a consolidated Georgia return for the Georgia-based parent and subsidiaries.

    F -  23
   The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 15 - Stock Option and Employee Benefit Plans

As discussed in Note 1, the Company has two stock option plans.  All authorized shares have been awarded from the 1995 Plan.  There are 147,249 authorized option shares remaining under the 2005 Omnibus Plan at December 31, 2010.  The options granted in the chart below generally vest 20 percent each year over five years and are exercisable over ten years except for 57,601 option shares granted to directors which vest within one year and 18,310 restricted share awards which vest from three to ten years.  Some of the executive officer option shares also include minimum performance triggers as a condition of vesting.

Changes in stock options outstanding for the years ended December 31, 2010, 2009 and 2008 are as follows.

	2010		2009		2008
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning
of year	194,814	$ 17.09	192,022	$ 18.28	210,484	$ 17.76
Granted	7,915	11.25	19,291	8.74	9,850	17.44
Exercised	-	-	-	-	(3,781)	10.23
Forfeited	(28,401)	14.55	(16,499)	21.12	(24,531)	14.72
Outstanding at end of year	174,328	$ 17.24	194,814	$ 17.09	192,022	$ 18.28
Exercisable at end of year	163,355	$ 16.87	175,625	$ 16.75	150,307	$ 17.30

At December 31, 2010, there is no aggregate intrinsic value for the outstanding or exercisable stock options.

Options outstanding at December 31, 2010 are as follows:

	Outstanding			Exercisable
Outstanding Common Options	Remaining Contractual Number	Weighted Average Life	Weighted Average Price	Number	Weighted Average Price
Range of exercise prices
$6.85 - $12.00	36,660	6.46	$ 9.67	34,687	$ 9.58
$12.01 - $15.00	15,466	1.54	13.02	15,466	13.02
$15.01 - $20.00	70,195	3.64	16.91	70,195	16.91
$20.01 - $25.00	28,707	4.15	22.33	28,707	22.33
$25.00 - $28.56	23,300	6.00	26.71	14,300	27.59
Total outstanding	174,328	4.44	$ 17.24	163,355	$ 16.87

Restricted Stock - In 2007 and 2006, the Board granted 18,310 shares of restricted stock under the 2005 Omnibus Plan which awards certain officers common shares of the Company.  The cost of these shares is being amortized against earnings using the vesting schedule over the three and ten year vesting periods.  In 2010, 2009 and 2008, 3,500 shares did not vest or were forfeited.  Unrecognized compensation cost for restricted stock awards was $49,000 at December 31, 2010.

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate.  The plan allows eligible employees to save a portion of their salary on a pre-tax basis.  Contributions by the Company to the plan are discretionary.  Contributions and administrative expenses related to the plan aggregated $10,000, $290,000 and $339,000 for the years ended December 31, 2010, 2009 and 2008, respectively.  The Company did not make a contribution to the plan in 2010 and the only costs were for administrative expenses.

 The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 16 - Capital Ratios and Dividend Restrictions

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

As of December 31, 2010, the Subsidiary Banks were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC.  There are no conditions or events since the notification that management believes have changed the institutions’ categories.  Bryan has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent.

Banking regulations restrict the amount of cash dividends that banks may pay without obtaining regulatory approval.  At December 31, 2010, approximately $2.8 million in retained earnings of the Subsidiary Banks was available for the payment of dividends, subject to maintaining adequate capital ratios in the Subsidiary Banks.  The Company has agreed with its primary regulator to obtain approval prior to paying or declaring any dividends.

Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2010.  The following tables show the capital amounts and ratios for the Company and the Subsidiary Banks at December 31, 2010 and 2009:

($ in thousands)	Company		Savannah		Bryan
	2010	2009	2010	2009	2010	2009
Qualifying Capital
Tier 1 capital	$ 87,623	$ 85,420	$ 64,193	$ 60,461	$ 21,294	$ 21,672
Total capital	97,589	95,880	71,450	68,061	23,826	24,255
Leverage Ratios
Tier 1 capital to average assets	8.12%	8.25%	7.97%	7.93%	8.20%	8.57%
Risk-based Ratios
Tier 1 capital to risk-weighted assets	11.13%	10.30%	11.18%	10.02%	10.67%	10.57%
Total capital to risk-weighted assets	12.40%	11.56%	12.44%	11.28%	11.93%	11.83%

		Well-
Required Regulatory Capital Ratios:	Minimum	Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

Note 17 - Leases and Commitments

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2011 - $937,000; 2012 - $788,000; 2013 - $679,000; 2014 - $606,000; 2015 and thereafter is $3,291,000.  The land and office space leases contain customary escalation clauses.  The Company or the Subsidiary Banks are responsible for taxes, insurance and maintenance during the lease term under certain leases.  Future minimum payments due under the Company’s long-term data processing contract are as follows: 2011 - $1,200,000; 2012 - $1,224,000; 2013 - $1,248,000; 2014 - $1,273,000; and 2015 - $1,191,000.  The contract contains customary escalation and buyout clauses.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 17 - Leases and Commitments (continued)

The net rental expense for all office space operating leases amounted to $1,272,000 in 2010, $636,000 in 2009 and $1,452,000 in 2008.  The leases on the office space have five to twenty-year renewal options and typically require increased rental payments under consumer price index escalation clauses.

Note 18 - Other Operating Expense

The components of other operating expense for the years ended December 31, 2010, 2009 and 2008 are as follows:

($ in thousands)	2010	2009	2008
Loan and collection costs	$ 1,046	$ 1,107	$ 605
Professional and directors fees	873	1,114	957
Regulatory assessments and audit fees	545	592	536
Advertising and sales promotion	377	233	425
Postage and courier	297	310	321
Taxes and licenses	273	244	237
Stationery and supplies	198	253	332
Telephone	172	175	209
Insurance	147	95	65
Dues and subscriptions	111	115	135
Correspondent bank charges	39	50	101
Other expense	574	422	693
Total other operating expense	$ 4,652	$ 4,710	$ 4,616

Note 19 - On-Balance Sheet Derivative Instruments and Hedging Activities

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

Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company’s derivative financial instruments at December 31:

	2010		2009
	Fair Value		Fair Value
($ in thousands)	Asset	Liability	Asset	Liability
Derivatives designated as hedging instruments:
Interest rate products	$ -	$ -	$ -	$ -

Derivatives not designated as hedging instruments:
Interest rate products	136	135	32	20
Total	$ 136	$ 135	$ 32	$ 20

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 19 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

 Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company has historically used interest rate swaps, collars, and floors as part of its interest rate risk management strategy.  Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed payments over the life of the agreements without exchange of the underlying notional amount.  Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the purchased floor and the payment of variable-rate amounts if interest rates rise above the cap rate on the sold floor.  Interest rate floors designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the contract in exchange for an up front premium.  As of December 31, 2010 the Company had no outstanding derivatives that were designated as cash flow hedging relationships.

During the year ended December 31, 2009, the Company had a $40 million interest rate collar which was used to hedge the cash inflows associated with then-existing pools of Prime-based loan assets.  This interest rate collar hedging the Company’s variable cash inflows associated with Prime-based loan pools failed to qualify for hedge accounting due to the mismatch in the collar notional and designated loan principal; accordingly, all changes in fair value of the collars from the date of failure through the date of termination were recorded directly in earnings.  Refer to amounts disclosed under the sections entitled “Derivatives Not Designated as Hedging Instruments” throughout this footnote.  No hedge ineffectiveness was recognized during the years ended December 31, 2010 and 2009.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest income as interest payments are received on the Company’s variable rate assets.  During the year ended December 31, 2010, the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of a portion of the hedged forecasted transactions related to the Company’s interest rate swaps, collars and interest rate floor becoming probable not to occur.  The accelerated amount for the year ended December 31, 2010 was a gain of $14,000.

Effect of Derivative Instruments on the Income Statement

The table below presents the effect of the Company’s derivative financial instruments on the income statement for the years ended December 31, 2010 and 2009 ($ in thousands):

	2010	2009		2010	2009
Cash Flow Hedging Relationships	Gain Recognized in OCI on Derivative (Effective Portion)		Location of Gain Reclassified from Accumulated OCI into Income (Effective Portion)	Gain Reclassified from Accumulated OCI into Income (Effective Portion)

Interest Rate Products	$ -	$ -	Interest income	$ 450	$ 1,205
			Noninterest income	14	794
Total	$ -	$ -		$ 464	$ 1,999

Non-designated Hedges

The Company does not use derivatives for trading or speculative purposes.  Derivatives not designated as hedges are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements.  Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.  As noted under “Cash Flow Hedges of Interest Rate Risk,” collars hedging the Company’s variable cash inflows associated with Prime-based loans disqualified for hedge accounting

   The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 19 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

as of December 31, 2008 and March 31, 2009; accordingly, the changes in fair value of the collars were subsequently recognized directly in earnings through the date of termination.  The Company recognized a loss of $10,000 relating to the changes in fair value of these interest rate collars during the year ended December 31, 2009.

As of December 31, 2010 none of the Company’s outstanding derivatives are designated in qualifying hedging relationships.  Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers.  The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies.  Those interest rate swaps are simultaneously hedged by executing offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions.  As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.  As of December 31, 2010, the Company had two interest rate swaps with an aggregate notional amount of $5,079,125 related to this program.  During the years ended December 31, 2010 and 2009, respectively, the Company recognized a net loss of $12,000 and a net gain of $12,000 related to changes in fair value of these swaps.

Credit-risk-related Contingent Features

The Company has an agreement with one of its derivative counterparties that contains a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2010 the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $134,000.  As of December 31, 2010, the Company has minimum collateral posting thresholds with certain of its derivative counterparties and has posted collateral of $54,000 against its obligations under these agreements.  If the Company had breached any of these provisions at December 31, 2010, it would have been required to settle its obligations under the agreements at the termination value.

Note 20 - Financial Instruments with Off-Balance Sheet Risk

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  At December 31, 2010 and 2009 unfunded commitments to extend credit and unfunded lines of credit were $81,183,000 and $87,480,000, respectively, of which some were subject to interest rate lock commitments.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The amount of collateral obtained by the Company upon extension of credit, if deemed necessary, is based on management's credit evaluation of the customer.  Collateral may include cash, securities, accounts receivable, inventory, equipment, and real estate.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  The letters of credit are primarily issued to support public and private borrowing arrangements.  At December 31, 2010 and 2009, commitments under letters of credit aggregated approximately $2,667,000 and $2,175,000, respectively.

 The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 21 - Fair Value of Financial Instruments

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

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate.  In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.
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

   The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 21 - Fair Value of Financial Instruments (continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31:

Fair Value Measurements at December 31, 2010 Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
($ in thousands)	Value	(Level 1)	(Level 2)	(Level 3)
Investment securities	$ 138,099	$ -	$ 134,223	$ 3,876
Derivative asset positions	136	-	136	-
Derivative liability positions	135	-	135	-

	Carrying	Fair Value Measurements at December 31, 2009 Using
($ in thousands)	Value	Level 1	Level 2	Level 3
Investment securities	$ 87,919	$ -	$ 84,159	$ 3,760
Derivative asset positions	32	-	32	-
Derivative liability positions	20	-	20	-

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

Assets and liabilities with an impairment charge during the current year and measured at fair value on a nonrecurring basis are summarized below as of December 31:

		Carrying Values at December 31, 2010
($ in thousands)	Total	Level 1	Level 2	Level 3	Total gain (loss)
Impaired loans	$ 7,236	$ -	$ -	$ 7,236	$ (5,073)
OREO	5,423	-	-	5,423	(1,424)

		Carrying Values at December 31, 2009
($ in thousands)	Total	Level 1	Level 2	Level 3	Total gain (loss)
Impaired loans	$ 14,021	$ -	$ -	$ 14,021	$ (5,613)
OREO	3,390	-	-	3,390	(841)

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 21 - Fair Value of Financial Instruments (continued)

Fair Value Disclosures

Accounting standards require the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option.  The fair value represents management’s best estimates based on a range of methodologies and assumptions.

Cash and federal funds sold, interest-bearing deposits in banks, accrued interest receivable, all non-maturity deposits, short-term borrowings, other borrowings, subordinated debt and accrued interest payable have carrying amounts which approximate fair value primarily because of the short repricing opportunities of these instruments.

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

FHLB advances:  The fair value is estimated using the discounted value of contractual cash flows based on current rates offered for debt of similar remaining maturities and/or termination values provided by the FHLB.

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows as of December 31:

	2010		2009
($ in thousands)		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and federal funds sold	$ 18,100	$ 18,100	$ 27,828	$ 27,828
Interest-bearing deposits	40,836	40,836	12,707	12,707
Securities available for sale	138,099	138,099	87,919	87,919
Loans, net of allowance for loan losses	806,212	800,785	866,208	873,705
Accrued interest receivable	3,789	3,789	3,923	3,923
Derivative asset positions	136	136	32	32

Financial liabilities:
Deposits	923,745	929,271	884,569	887,969
Short-term borrowings	15,075	15,075	23,553	23,553
Other borrowings	10,536	10,536	15,988	15,988
FHLB advances	17,658	18,214	31,664	32,094
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310	10,310
Accrued interest payable	1,108	1,108	1,628	1,628
Derivative liability positions	135	135	20	20

  The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 22 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information   ($ in thousands)

The following are condensed balance sheets of the Parent Company at December 31, 2010 and 2009:

	2010	2009
Assets
Cash on deposit	$ 60	$ 65
Interest-bearing deposits	1,542	197
Investment in subsidiaries	92,031	86,399
Premises and equipment	554	831
Investment in nonconsolidated
subsidiary	905	1,394
Other assets	2,625	1,953
Total assets	$ 97,717	$ 90,839
Liabilities
Subordinated debt	$ 10,310	$ 10,310
Other liabilities	1,604	1,503
Total liabilities	11,914	11,813
Shareholders' equity
Common stock	7,201	5,934
Additional paid-in capital	48,634	38,605
Retained earnings	29,275	33,383
Treasury stock	(1)	(4)
Accumulated other
comprehensive income, net	694	1,108
Total shareholders’ equity	85,803	79,026
Total liabilities and equity	$ 97,717	$ 90,839

The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 22 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information   ($ in thousands)

The operating results of the Parent Company are shown below for the three years ended December 31:

	2010	2009	2008
Dividends from subsidiaries	$ 950	$ 4,200	$ 3,450
Interest income	31	4	15
Interest expense	306	362	642
Net interest and dividend income	675	3,842	2,823
Other income	289	29	35
Processing / management fees	4,996	5,267	5,468
Total income	5,960	9,138	8,326
Corporate expenses	535	733	669
Processing / management costs	5,111	5,342	5,543
Other expenses	5,646	6,075	6,212
Income before income taxes and
(distributions in excess of
earnings) equity in undistributed
net income of subsidiaries	314	3,063	2,114
Income tax benefit	175	395	415
Income before (distributions in
excess of earnings) equity in
undistributed net income
of subsidiaries	489	3,458	2,529
(Distributions in excess of
earnings) equity in undistributed
net income of subsidiaries	(4,478)	(2,529)	3,477
Net income (loss)	$(3,989)	$ 929	$ 6,006

 F - 32a
The Savannah Bancorp, Inc. – 2010 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________

Note 22 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information   ($ in thousands)

The cash flows of the Parent Company are shown below for the three years ended December 31:

	2010	2009	2008
Operating activities
Net income (loss)	$ (3,989)	$ 929	$ 6,006
Adjustments to reconcile net
income (loss) to cash provided
by operating activities:
Distributions in excess of
earnings (equity in
undistributed net income)
of subsidiaries	4,478	2,529	(3,477)
Depreciation of equipment	343	449	445
Gain on sale of partnership
interest	(255)	-	-
Non cash stock-based
compensation expense	79	144	221
Change in other assets and
liabilities, net	(601)	(477)	60
Net cash provided by
operating activities	55	3,574	3,255
Investing activities
Distribution from
nonconsolidated subsidiary	-	-	350
Proceeds from sale of
partnership interest	694	-	-
Purchase of equipment and
software	(65)	(108)	(545)
Capital contribution to
consolidated subsidiaries	(10,475)	(3,390)	-
Net cash used in
investing activities	(9,846)	(3,498)	(195)
Financing activities
Dividends paid	(119)	(1,098)	(2,966)
Issuance of common stock
and exercise of options	11,247	-	110
Issuance of treasury stock	3	-	-
Net cash provided by (used in)
financing activities	11,131	(1,098)	(2,856)
Increase (decrease) in cash
and cash equivalents	1,340	(1,022)	204
Cash, beginning of year	262	1,284	1,080
Cash, end of year	$ 1,602	$ 262	$ 1,284

The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheets; dividend income, interest income and processing / management fees on the statements of income. The investment in the nonconsolidated subsidiary on the balance sheet represents a 50 percent interest in a limited partnership which owns the headquarters building at 25 Bull Street, Savannah, GA.

F - 32b
  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

For a comprehensive presentation of the Company’s financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Table 1 - Selected Financial Condition Highlights – Five-Year Comparison

($ in thousands, except share data)	2010	2009	2008	2007	2006
Selected Average Balances
Assets	$ 1,078,464	$ 1,018,470	$ 960,260	$ 869,026	$ 769,917
Total interest-earning assets	979,436	935,617	898,295	830,900	734,470
Loans held for sale	-	-	765	1,299	7,842
Loans, net of unearned fees	810,484	841,033	821,673	754,490	658,750
Securities	111,753	81,282	62,019	58,910	50,600
Other interest-earning assets	57,199	13,302	13,838	16,201	17,278
Interest-bearing deposits	840,077	777,763	701,045	628,310	542,375
Borrowed funds	62,140	71,967	88,553	70,939	62,255
Total interest-bearing liabilities	902,217	849,730	789,598	699,249	604,630
Noninterest-bearing deposits	86,458	82,406	83,678	91,367	96,113
Total deposits	926,535	860,169	784,723	719,677	638,488
Shareholders' equity	84,319	79,804	78,998	71,516	61,766
Loan to deposit ratio – average	87%	98%	105%	105%	103%

Selected Financial Data at Year-End
Assets	$ 1,066,930	$ 1,050,508	$ 1,007,284	$ 932,459	$ 843,514
Interest-earning assets	971,653	959,219	931,448	878,992	803,927
Loans held for sale	-	-	291	180	914
Loans, net of unearned fees	826,562	883,886	864,974	808,651	720,918
Deposits	923,745	884,569	832,015	764,218	706,824
Interest-bearing liabilities	881,599	883,527	837,558	759,597	669,974
Shareholders' equity	85,803	79,026	80,932	76,272	66,574
Loan to deposit ratio	89%	100%	104%	106%	102%
Shareholders' equity to total assets	8.04%	7.52%	8.03%	8.18%	7.89%
Dividend payout ratio	NM	118.19%	49.38%	36.73%	25.92%
Risk-based capital ratios:
Tier 1 capital to risk-weighted assets	11.13%	10.30%	10.28%	10.49%	11.09%
Total capital to risk-weighted assets	12.40%	11.56%	11.54%	11.74%	12.34%

Loan Quality Data
Nonperforming assets	$ 49,099	$ 42,444	$ 35,703	$ 19,535	$ 2,776
Nonperforming loans	35,900	34,115	27,603	17,424	2,231
Nonaccruing loans	32,836	32,545	26,277	14,663	825
Loans past due 90 days - accruing	3,064	1,570	1,326	2,761	1,406
Net charge-offs	18,348	8,687	5,564	765	444
Allowance for loan losses	20,350	17,678	13,300	12,864	8,954
Allowance for loan losses to total loans	2.46%	2.00%	1.54%	1.59%	1.24%
Nonperforming loans to loans	4.34%	3.86%	3.19%	2.15%	0.31%
Nonperforming assets to assets	4.60%	4.04%	3.54%	2.09%	0.33%
Net charge-offs to average loans	2.26%	1.03%	0.68%	0.10%	0.07%

Per Share Data at Year-End
Book value	$ 11.92	$ 13.32	$ 13.64	$ 12.88	$ 11.52
Tangible book value	$ 11.39	$ 12.90	$ 13.19	$ 12.40	$ 11.52
Common stock closing price (NASDAQ)	$ 7.00	$ 8.00	$ 8.85	$ 17.14	$ 27.25
Common shares outstanding (000s)	7,200	5,932	5,934	5,924	5,781

         F -  33
  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Table 2 - Selected Operating Highlights – Five-Year Comparison

($ in thousands, except share data)	2010	2009	2008	2007	2006
Summary of operations
Interest income - taxable equivalent	$ 47,961	$ 50,595	$ 56,714	$ 63,414	$ 55,347
Interest expense	14,362	18,258	24,439	30,282	22,737
Net interest income - taxable equivalent	33,599	32,337	32,275	33,132	32,610
Taxable equivalent adjustment	(32)	(32)	(32)	(156)	(158)
Net interest income	33,567	32,305	32,243	32,976	32,452
Provision for loan losses	21,020	13,065	6,000	4,675	1,585
Net interest income after provision for loan losses	12,547	19,240	26,243	28,301	30,867
Noninterest income
Trust and asset management fees	2,599	2,351	2,832	1,513	658
Service charges on deposits accounts	1,788	1,809	1,881	1,383	1,526
Mortgage related income, net	398	432	295	615	886
Gain on sale of securities	608	2,119	163	-	-
Gain on hedges	2	873	1,288	-	-
Other operating income	1,916	1,238	1,216	1,242	1,233
Total noninterest income	7,311	8,822	7,675	4,753	4,303
Noninterest expense
Salaries and employee benefits	11,948	12,146	13,584	11,846	10,852
Occupancy and equipment	3,945	3,716	3,884	3,294	2,920
Information technology	2,101	1,810	1,633	1,616	1,525
FDIC deposit insurance	1,688	1,886	653	251	78
Amortization of intangibles	171	144	144	48	-
Loss on sale and write-downs of
foreclosed assets	2,472	2,566	228	44	-
Other operating expense	4,652	4,710	4,616	4,084	4,578
Total noninterest expense	26,977	26,978	24,742	21,183	19,953
Income (loss) before income taxes	(7,119)	1,084	9,176	11,871	15,217
Income tax expense (benefit)	(3,130)	155	3,170	4,235	5,215
Net income (loss)	$ (3,989)	$ 929	$ 6,006	$ 7,636	$ 10,002
Net income per share:
Basic	$ (0.60)	$ 0.16	$ 1.01	$ 1.31	$ 1.73
Diluted	$ (0.60)	$ 0.16	$ 1.01	$ 1.29	$ 1.70
Cash dividends paid per share	$ 0.02	$ 0.185	$ 0.50	$ 0.48	$ 0.45
Average basic shares outstanding (000s)	6,625	5,933	5,930	5,850	5,765
Average diluted shares outstanding (000s)	6,625	5,936	5,947	5,922	5,876

Performance ratios (averages)
Net interest margin	3.43%	3.46%	3.58%	3.99%	4.44%
Return on average assets	(0.37)%	0.09%	0.63%	0.88%	1.30%
Return on average equity	(4.73)%	1.16%	7.60%	10.68%	16.19%
Efficiency ratio	66.00%	65.60%	61.98%	56.15%	54.29%

  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Table 3 - Selcted Quarterly Data

The following is a summary of unaudited quarterly results for 2010 and 2009:

	2010				2009
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$8,833	$8,029	$8,276	$8,429	$8,315	$8,240	$8,084	$7,666
Provision for loan losses	6,725	5,230	3,745	5,320	2,560	3,560	3,225	3,720
Net interest income after
provision for loan losses	2,108	2,799	4,531	3,109	5,755	4,680	4,859	3,946
Noninterest income	1,767	1,538	1,726	2,280	2,680	2,227	1,906	2,009
Noninterest expense	6,701	7,310	6,539	6,427	7,288	6,476	6,739	6,475
Income (loss) before income taxes	(2,826)	(2,973)	(282)	(1,038)	1,147	431	26	(520)
Income tax expense (benefit)	(950)	(1,410)	(220)	(550)	385	85	(80)	(235)
Net income (loss)	$(1,876)	$(1,563)	$ (62)	$ (488)	$ 762	$ 346	$ 106	$ (285)

Per share: (a)
Net income (loss) – basic	$ (0.26)	$ (0.22)	$(0.01)	$ (0.08)	$ 0.13	$ 0.06	$ 0.02	$ (0.05)
Net income (loss) – diluted	$ (0.26)	$ (0.22)	$(0.01)	$ (0.08)	$ 0.13	$ 0.06	$ 0.02	$ (0.05)
Dividends	$ -	$ -	$ -	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.125
Average shares (000s)
Basic	7,200	7,200	6,146	5,938	5,932	5,932	5,932	5,933
Diluted	7,200	7,200	6,146	5,938	5,937	5,936	5,936	5,933

(a) The summation of quarterly earnings per share may not agree with annual earnings per share.

Table 4 - Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is traded on NASDAQ under the symbol SAVB.  The quarterly high, low and closing stock trading prices for 2010 and 2009 are listed below.  There were approximately 640 holders of record of Company common stock and, according to information provided to the Company, approximately 1,320 additional shareholders in street name through brokerage accounts at December 31, 2010.

	2010				2009
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$ 9.11	$ 10.05	$ 12.20	$ 11.09	$ 9.25	$ 8.50	$ 10.93	$ 10.00
Low	6.85	8.86	9.03	7.50	7.00	6.65	6.65	6.00
Close	7.00	9.30	9.76	10.61	8.00	8.10	6.65	7.01

  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Table 5 - Stock Performance Graph

The following table provides a graphic comparison of the cumulative total shareholder return on the common stock of the Company for the five year period from December 31, 2005 through December 31, 2010.  It includes the cumulative total return on the NASDAQ Market Index, the SNL $500M-$1B Bank Index and assumes the re-investment of all dividends over the same period.  All cumulative returns assume an initial investment of $100.

		For the Years Ended December 31,
Index	2005	2006	2007	2008	2009	2010
The Savannah Bancorp, Inc.	100.00	97.52	62.54	33.42	30.86	27.07
NASDAQ Composite	100.00	110.39	122.15	73.32	106.57	125.91
SNL Bank $500M-$1B	100.00	113.73	91.14	58.40	55.62	60.72
Source : SNL Financial LC, Charlottesville, VA © 2010

  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

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
Critical Accounting Estimates
Results of Operations
Financial Condition and Capital Resources
Liquidity and Interest Rate Sensitivity Management
Off-Balance Sheet Arrangements
Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2010 compared with prior years.  Throughout this section, The Savannah Bancorp, Inc. and its subsidiaries, collectively, are referred to as "SAVB" or the "Company." The Savannah Bank, N.A. is referred to as "Savannah," Bryan Bank & Trust is referred to as “Bryan” and Minis & Co., Inc. is referred to as “Minis.”  The operations of Minis, a registered investment advisor and wholly-owned subsidiary, are included beginning September 1, 2007.  The Company formed a new subsidiary, SAVB Holdings, LLC in the third quarter 2008 for the purpose of holding problems loans and other real estate.  SAVB Holdings, LLC is referred to as “SAVB Holdings.”  Collectively, Savannah and Bryan are referred to as the “Subsidiary Banks.”

The averages used in this report are the averages of daily balances for each respective period.  See Tables 9 and 10 for average balances and interest rates presented on an annual basis.  Certain prior year balances have been reclassified to conform to the current year presentation.

The Company is headquartered in Savannah, Georgia and, as of December 31, 2010, had eleven banking offices and thirteen ATMs in Savannah, Garden City, Skidaway Island, Whitemarsh Island, Pooler, Tybee Island and Richmond Hill, Georgia and Hilton Head Island and Bluffton, South Carolina.  The Company also has mortgage lending offices in Savannah, Richmond Hill and Hilton Head Island and an investment management office in Savannah.

Savannah and Bryan are located in the relatively diverse and growing Savannah Metropolitan Statistical Area (“Savannah MSA”).  The diversity of major employers includes manufacturing, port related transportation, construction, military, healthcare, tourism, education, warehousing and the supporting services and products for each of these major employers.  The real estate market is experiencing moderate government growth and very minimal commercial and residential growth.  Coastal Georgia and South Carolina continue to be desired retiree residential destinations as well as travel destinations.  The Savannah MSA and Coastal South Carolina markets have both experienced significant devaluation in real estate prices.

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

The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Critical Accounting Estimates

Allowance for Loan Losses

The Company considers its policies regarding the allowance for loan losses to be its most critical accounting estimate due to the significant degree of management judgment involved.  The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses based on management's continuous evaluation of the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2010.  The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due and nonperforming loans, recent charge-off levels, known loan deteriorations and concentrations of credit.  Other factors affecting the allowance include market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions.  Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the amount of the allowance.

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

The allowance for loan losses totaled $20,350,000 or 2.46 percent of total loans at December 31, 2010.  This is compared to an allowance of $17,678,000 or 2.00 percent of total loans at December 31, 2009.  For 2010, the Company reported net charge-offs of $18,348,000 or 2.26 percent of average loans.  This is compared to net charge-offs of $8,687,000 or 1.03 percent of average loans for 2009.  The significantly higher level of charge-offs resulted primarily from continued weakness in the Company’s local residential real estate markets.  During 2010 and 2009, a provision for loan losses of $21,020,000 and $13,065,000, respectively, was added to the allowance for loan losses.  Real estate-related charge-offs, continued weakness in the Company’s local real estate markets, and level or declining real estate values provide the basis for the higher provision for loan losses.

The Company's nonperforming assets consist of loans on nonaccrual status, loans which are contractually past due 90 days or more on which interest is still being accrued, and other real estate owned.  Nonaccrual loans of $32,836,000 and loans past due 90 days or more and still accruing interest of $3,064,000 totaled $35,900,000, or 4.34 percent of gross loans, at December 31, 2010.  Nonaccrual loans of $32,545,000 and loans past due 90 days or more and still accruing interest of $1,570,000 totaled $34,115,000, or 3.86 percent of gross loans, at December 31, 2009.  Generally, loans are placed on nonaccrual status when the collection of the principal or interest in full becomes doubtful.  Management typically writes down loans through a charge to the allowance when it determines they are impaired.  Nonperforming assets also included $13,199,000 and $8,329,000 of other real estate owned at December 31, 2010 and 2009, respectively.  Management is aggressively pricing and marketing the other real estate owned.

Impaired loans, which include loans modified in troubled debt restructurings, totaled $53,869,000 and $54,054,000 at December 31, 2010 and 2009, respectively.

At December 31, 2010 nonperforming loans consisted primarily of $16.4 million of land, lot and construction and development related loans and $14.5 million of improved residential real estate-secured loans.  Less than one percent of the nonperforming loans were unsecured.  The largest nonperforming relationship consists of four loans for $7.7 million to a residential developer in the Bluffton/Hilton Head Island, South Carolina (“Bluffton/HHI”) market.  The loans are secured by residential land and lots. Approximately $2,050,000 of the allowance was allocated to this relationship as a specific reserve.  The next largest nonperforming relationship consists of four loans for $3.0 million to a residential developer in the Effingham County, Georgia market.  The loans are secured by residential land and lots and completed 1-4 family properties.

The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

 The Company charged-off $1,500,000 on this relationship in 2010 and still has approximately $265,000 of the allowance allocated as a specific reserve and $63,000 allocated as a general reserve.  The Company has another nonperforming relationship consisting of four loans for $3.0 million secured by 1-4 family residential rental properties on Tybee Island, Georgia.  The Company is in process of foreclosing on the properties and does not have any amount reserved in the allowance based on appraisals of the properties and the Company’s testing for impairment.

The Company continues to devote significant internal and external resources to managing the past due and classified loans.  The Company has performed extensive internal and external loan review procedures and analyses on the loan portfolio.  The Company charges-down loans as appropriate before the foreclosure process is complete and often before they are past due.

If the allowance for loan losses had changed by five percent, the effect on net income would have been approximately $660,000.  If the allowance had to be increased by this amount, it would not have changed the Subsidiary Banks’ status as well-capitalized financial institutions.

Changes in the allowance for loan losses from 2006 through 2010 are summarized as follows:

($ in thousands)	2010	2009	2008	2007	2006
Balance at the beginning of the year	$ 17,678	$ 13,300	$ 12,864	$ 8,954	$ 7,813
Charge-offs – commercial	(1,080)	(459)	(387)	(150)	-
Charge-offs – consumer	(116)	(210)	(85)	(103)	(125)
Charge-offs – real estate	(17,569)	(8,224)	(5,242)	(621)	(381)
Charge-offs – total	(18,765)	(8,893)	(5,714)	(874)	(506)
Recoveries – commercial	17	22	13	6	6
Recoveries – consumer	28	29	28	43	54
Recoveries – real estate	372	155	109	60	2
Recoveries – total	417	206	150	109	62
Net charge-offs	(18,348)	(8,687)	(5,564)	(765)	(444)
Provision for loan losses	21,020	13,065	6,000	4,675	1,585
Balance at the end of the year	$ 20,350	$ 17,678	$ 13,300	$ 12,864	$ 8,954
Ratio of net charge-offs to average loans	2.26%	1.03%	0.68%	0.10%	0.07%

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

The Company’s allocation of the allowance for loan losses is presented in the following table:

($ in thousands)	2010	2009	2008	2007	2006
Commercial	$ 1,528	$ 977	$ 760	$ 750	$ 900
Real estate-construction
and development	671	2,556	5,291	4,150	4,350
Real estate-mortgage	17,633	13,874	7,061	6,750	2,350
Consumer	518	227	188	200	400
Unallocated	-	44	-	1,014	954
Total allowance for
loan losses	$ 20,350	$ 17,678	$ 13,300	$ 12,864	$ 8,954

  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

The composition of the loan portfolio as a percentage of total loans is presented below:

($ in thousands)	2010	2009	2008	2007	2006
Commercial	9.1%	10.1%	9.5%	8.8%	8.0%
Real estate-construction
and development	2.5	7.0	11.5	16.6	23.1
Real estate-mortgage	86.6	81.2	77.0	72.3	66.6
Consumer	1.8	1.7	2.0	2.3	2.3
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

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

   The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Table 6 – Allowance for Loan Losses and Nonperforming Assets

	December 31,
($ in thousands)	2010	2009

Allowance for loan losses
Balance at beginning of period	$ 17,678	$ 13,300
Provision for loan losses	21,020	13,065
Net charge-offs	(18,348)	(8,687)
Balance at end of period	$ 20,350	$ 17,678

As a % of loans	2.46%	2.00%
As a % of nonperforming loans	56.69%	51.77%
As a % of nonperforming assets	41.45%	41.62%

Risk element assets
Nonaccruing loans	$ 32,836	$ 32,545
Loans past due 90 days – accruing	3,064	1,570
Total nonperforming loans	35,900	34,115
Other real estate owned	13,199	8,329
Total nonperforming assets	$ 49,099	$ 42,444

Loans past due 30-89 days	$ 11,164	$ 5,182

Nonperforming loans as a % of loans	4.34%	3.86%
Nonperforming assets as a % of loans
and other real estate owned	5.85%	4.76%
Nonperforming assets as a % of assets	4.60%	4.04%

   The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Results of Operations

2010 Compared with 2009

Net loss for 2010 was $3,989,000 compared to net income of $929,000 in 2009.  Net loss per diluted share was $0.60 in 2010 versus net income per diluted share of $0.16 in 2009.  The decline in earnings results primarily from a higher provision for loan losses and lower gain on sale of securities and hedges, partially offset by higher net interest income.  Return on average equity was (4.73) percent, return on average assets was (0.37) percent and the efficiency ratio was 66.00 percent in 2010.  Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $15,765,000 in 2010 versus $14,596,000 in 2009.

Average interest-earning assets increased 4.6 percent to $979 million in 2010 from $936 million in 2009.  Net interest income was $33.6 million in 2010 compared to $32.3 million in 2009, an increase of 4.0 percent.  Average loans were $810 million for 2010, 3.7 percent lower when compared to $841 million in 2009.  Shareholders’ equity increased to $86 million at December 31, 2010 from $79 million at December 31, 2009.  In June 2010, the Company raised $11.2 million, net of issuance costs, in a public common stock offering.  The Company’s total capital to risk-weighted assets ratio was 12.40 percent at December 31, 2010, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.  The net interest margin decreased to 3.43 percent in 2010 from 3.46 percent in 2009.  As shown in Table 9, the decline in net interest margin was primarily due to higher levels of noninterest-earning assets.  The interest rate spread increased five basis points in 2010.  As shown in Table 8, the Company’s balance sheet continues to be asset-sensitive since the interest-earning assets reprice faster than interest-bearing liabilities.  Rising interest rates favorably impact the net interest margin of an asset-sensitive balance sheet and falling rates adversely impact the net interest margin.  However, when the prime rate stops decreasing, the interest rates on time deposits, certain non-maturity deposits and other funding sources will continue to decline due to the re-pricing lag associated with those liabilities.  In addition the Company has instituted interest rate floors on many variable rate loans such that the loans will not reprice in a rising rate environment until the floating rate exceeds the floor.

The provision for loan losses was $21,020,000 for 2010, compared to $13,065,000 in 2009.  Loans declined $57 million in 2010 versus growth of $19 million in 2009.  The higher provision for loan losses in 2010 as compared to 2009 is primarily due to real estate-related charge-offs and continued weakness in the Company’s local real estate markets.  Net charge-offs were $18,348,000 in 2010 as compared to $8,687,000 in 2009.  The significant increase in charge-offs resulted primarily from weakness in the Company’s local residential real estate markets.

Noninterest income was $7,311,000 in 2010 compared to $8,822,000 in 2009, a decrease of $1,511,000 or 17 percent.  The decrease was primarily due to $1,511,000 lower gain on sale of securities and $871,000 lower gain on hedges, partially offset by $248,000 higher trust and asset management fees and $678,000 higher other operating income.  The increase in other operating income in 2010 mainly consisted of the Company selling its 50 percent interest in a parking lot that resulted in a $255,000 gain and the Company realizing a $308,000 gain on life insurance proceeds.

Noninterest expense was $26,977,000 in 2010 compared to $26,978,000 in 2009.  In 2010, noninterest expense included approximately $600,000 of expenses related to the purchase of First National.

Income tax benefit was $3,130,000 in 2010 versus income tax expense of $155,000 in 2009.  The combined effective federal and state tax rates were 44.0 percent and 14.3 percent, respectively.  The difference in tax rates is due primarily to the impact of tax credits on lower taxable income.  The Company has never recorded a valuation allowance against deferred tax assets.  All significant deferred tax assets are considered to be realizable due to expected future taxable income.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

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

Average interest-earning assets increased 4.2 percent to $936 million in 2009 from $898 million in 2008.  Net interest income was $32.3 million in 2009 compared to $32.2 million in 2008.  Average loans were $841 million for 2009, 2.3 percent higher when compared to $822 million in 2008.  Shareholders’ equity decreased to $79 million at December 31, 2009 from $81 million at December 31, 2008 due solely to a decrease in accumulated other comprehensive income.  The Company’s total capital to risk-weighted assets ratio was 11.56 percent at December 31, 2009, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.  The net interest margin decreased to 3.46 percent in 2009 from 3.58 percent in 2008.  As shown in Table 10, the decline in net interest margin was primarily due to higher levels of noninterest-earning assets.  The interest rate spread increased five basis points in 2009.

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

  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Financial Condition and Capital Resources

Balance Sheet Activity

The major changes in the Company’s assets and liabilities for the current and prior period are shown in the consolidated statements of cash flows.  Average total assets increased 5.9 percent to $1.08 billion in 2010 from $1.02 billion in 2009.  Total assets were $1.07 billion and $1.05 billion at December 31, 2010 and 2009, respectively, an increase of 1.9 percent.  The deposits and related cash from the First National acquisition were used primarily to purchase investment securities and reduce the Company’s reliance on higher-priced local deposits, brokered deposits and wholesale funding.  The increase in securities of $50 million and interest-bearing deposits of $28 million during 2010 was funded in part by $39 million in deposit growth.  In addition loans decreased $57 million and short-term borrowings and FHLB advances decreased $22 million.

The Company has classified all investment securities as available for sale.  Lower short-term interest rates resulted in an overall net unrealized gain in the investment portfolio.  The unrealized gain or loss amounts are recorded in shareholders’ equity as accumulated other comprehensive income (loss), net of tax.

The Subsidiary Banks continue to utilize non-local deposits and other wholesale funding sources.  However, in 2010, the Company significantly reduced its use of brokered deposits and wholesale funding.  Total deposits included brokered time deposits and institutional money market accounts of $98 million at December 31, 2010 and $172 million at December 31, 2009.  At December 31, 2010 and 2009, brokered time deposits include $36 million and $38 million, respectively, of reciprocal deposits from the Company’s local customers that are classified as brokered because they are placed in the CDARS network for deposit insurance purposes.

Loans

The following table shows the composition of the loan portfolio at December 31, 2010 and 2009, including a more detailed breakdown of real estate secured loans by collateral type and purpose.

Table 7 - Loan Concentrations

($ in thousands)	2010	% of Total	2009	% of Total	% Change ($)
Non-residential real estate
Owner-occupied	$ 122,753	15	$ 108,069	12	14
Non owner-occupied	191,255	23	188,460	22	1.5
Construction	3,157	-	5,352	1	(41)
Commercial land and lot development	39,882	5	47,080	5	(15)
Total non-residential real estate	357,047	43	348,961	40	2.3
Residential real estate
Owner-occupied – 1-4 family	81,293	10	95,741	11	(15)
Non owner-occupied – 1-4 family	160,426	19	158,172	18	1.4
Construction	13,502	2	27,061	3	(50)
Residential land and lot development	68,681	8	92,346	10	(26)
Home equity lines	55,917	7	57,527	6	(2.8)
Total residential real estate	379,819	46	430,847	48	(12)
Total real estate loans	736,866	89	779,808	88	(5.5)
Commercial	74,889	9	89,380	10	(16)
Consumer	15,026	2	14,971	2	-
Unearned fees, net	(219)	-	(273)	-	20
Total loans, net of unearned fees	$ 826,562	100	$ 883,886	100	(6.5)

    F -  44
  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Capital Resources

The Office of the Comptroller of the Currency has adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required.  In addition, the FDIC assesses FDIC insurance premiums based on certain “well-capitalized” risk-based and equity capital ratios.  As of December 31, 2010, the Subsidiary Banks and the Company exceeded the minimum requirements necessary to be classified as “well-capitalized.”

Total equity capital for the Company was $85.8 million, or 8.04 percent of total assets, at December 31, 2010.  Tier 1 capital was 11.13 percent of risk-weighted assets at the same date.  In the second quarter 2010, the Company raised $11.2 million, net of issuance costs, in a common stock offering.  Tier 1 capital at December 31, 2010 includes $10.0 million of trust preferred debt issued by the Company’s nonconsolidated subsidiaries.

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

During 2010, portfolio loans decreased $57 million to $827 million and deposits increased $39 million to $924 million.  The loan to deposit ratio was 89 and 100 percent at December 31, 2010 and 2009, respectively.

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

The Subsidiary Banks have Blanket Floating Lien Agreements with the FHLB.  Under these agreements, the Subsidiary Banks have pledged certain 1-4 family first mortgage loans, commercial real estate loans, home equity lines of credit and second mortgage residential loans.  The Subsidiary Banks’ individual borrowing limits range from 20 to 25 percent of assets.  In aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $136 million of which $17.7 million was advanced at December 31, 2010.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  The Subsidiary Banks also have conditional federal funds borrowing lines available from correspondent banks that management believes can provide up to $15 million of funding needs for 30-60 days.  The Subsidiary Banks have been approved to access the FRB discount window to borrow on a secured basis at 50 basis points over the Federal Funds Target Rate.  The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested.  The Subsidiary Banks were approved by the FRB under the borrower-in-custody of collateral (“BIC”) arrangement.  This temporary liquidity arrangement allows collateral to be maintained at the Subsidiary Banks rather than being delivered to the FRB or a third-party custodian.  At December 31, 2010, the Company had secured borrowing capacity of $78.4 million with the FRB and no amounts outstanding.

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

The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

The Company’s cash flow, maturity and repricing gap at December 31, 2010 was $95 million at one year, or 9.8 percent of total interest-earning assets.  At December 31, 2009 the gap at one year was $53 million, or 5.5 percent of total interest-earning assets.  Interest-earning assets with maturities over five years totaled approximately $55 million, or 5.7 percent of total interest-earning assets.  See Table 8 for cash flow, maturity and repricing gap.  The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income.  However, interest-earning assets with maturities and/or repricing dates over five years may include significant rate risk and market value of equity concerns in the event of significant interest rate increases.

The Company is asset-sensitive within one year.  While net interest income increased in 2010 compared to 2009, the net interest margin was down slightly.  The interest rate spread increased in 2010; however, the Company had higher levels of nonaccrual loans and other noninterest-earning assets.  The Company also had a higher level of interest-bearing deposits and investments.  Our investment securities and time deposits continue to re-price lower.

The Company continues to implement various strategies to reduce its asset-sensitive position, primarily through the increased use of fixed rate loans, interest rate floors on variable rate loans, short maturity funding sources and hedging strategies such as interest rate floors, collars and swaps.  These actions have reduced the Company’s exposure to falling interest rates.  In the first quarter of 2009, the Company terminated a $15 million interest rate collar position for net proceeds of $512,000.  In April 2009, the Company terminated a $25 million interest rate collar position for net proceeds of $787,000.  The amounts in other comprehensive income related to the terminated transactions were reclassified into earnings over the remaining lives of the original hedged transactions, all of which expired in 2010.

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

Off-Balance Sheet Arrangements

In order to meet the financing needs of its customers, the Company is a party to financial instruments with off-balance sheet risks in the normal course of business.  At December 31, 2010, the Company had unfunded commitments to extend credit of $81.1 million and outstanding standby letters of credit of $2.7 million.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Forward Looking Statements

This MD & A and other Company communications and statements may contain "forward-looking statements."  These forward-looking statements may include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and which may change based on various factors, many of which are beyond our control.  The words "forecast," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements.  The following factors, among others, could cause our financial performance to differ materially from what is contemplated in those forward-looking statements:

*
The strength of the United States economy in general and the strength of the local economies in which we conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on our loan portfolio and allowance for loan losses;

*	The effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

*	Inflation, interest rate, market and monetary fluctuations;

*	Increases in regulatory capital requirements for banking organizations generally, which may adversely affect the Company’s ability to expand its business or could cause it to shrink its business;

*
The risks of changes in interest rates and the yield curve on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest rate sensitive assets and liabilities;

*	Risks related to loans secured by real estate, including further adverse developments in the real estate markets that would decrease the value and marketability of collateral;

*
Adverse conditions in the stock market and other capital markets and the impact of those conditions on our capital markets and capital management activities, including our investment and wealth management advisory businesses;

*	Changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which the Company is perceived in such markets;

*	The effects of harsh weather conditions, including hurricanes;

*	Changes in U.S. foreign or military policy;

*	The failure to attract or retain key personnel;

*	The timely development of competitive new products and services by us and the acceptance of those products and services by new and existing customers;

*	The willingness of customers to accept third-party products marketed by us;

*	The willingness of customers to substitute competitors' products and services for our products and services and vice versa;

*	The impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);

*	Technological changes;

*	Changes in consumer spending and saving habits;

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

The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

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

Table 8 - Cash Flow/Maturity Gap and Repricing Data

The following is the cash flow/maturity and repricing data for the Company as of December 31, 2010:

($ in thousands)		0 - 3	3 - 12	1 - 3	3 - 5	Over 5
	Immediate	Months	Months	Years	Years	Years	Total
Interest-earning assets
Investment securities	$ -	$ 11,019	$ 22,832	$ 44,718	$ 27,537	$ 31,993	$ 138,099
Federal funds sold	110	-	-	-	-	-	110
Interest-bearing deposits	39,391	246	655	544	-	-	40,836
Loans - fixed rates	-	117,357	160,807	163,677	33,624	22,167	497,632
Loans - variable rates	-	283,015	7,798	4,408	356	1,242	296,819
Total interest-earning assets	39,501	411,637	192,092	213,347	61,517	55,402	973,496
Interest-bearing liabilities
NOW and savings **	-	8,033	16,065	40,162	48,194	48,194	160,648
Money market accounts **	-	76,004	78,168	44,667	67,001	-	265,840
Time deposits	-	105,297	229,322	37,116	23,290	6,507	401,532
Short-term borrowings	15,075	-	-	-	-	-	15,075
Other borrowings	-	1,505	4,517	4,514	-	-	10,536
FHLB advances	2,000	-	2,001	3,511	11	10,135	17,658
Subordinated debt	-	10,310	-	-	-	-	10,310
Total interest-bearing liabilities	17,075	201,149	330,073	129,970	138,496	64,836	881,599
GAP-Excess assets (liabilities)	22,426	210,488	(137,981)	83,377	(76,979)	(9,434)	91,897
GAP-Cumulative	$ 22,426	$ 232,914	$ 94,933	$ 178,310	$ 101,331	$ 91,897	$ 91,897
Cumulative sensitivity ratio *	2.31	2.07	1.17	1.26	1.12	1.10	1.10

*       Cumulative interest-earning assets/cumulative interest-bearing liabilities
**     Repricing of  Now, savings and local money market accounts based on estimated percentages of market interest rate changes.

Note – At December 31, 2010 the Company had unfunded loan commitments and unfunded lines of credit totaling $81.1 million.  The Company believes the likelihood of these commitments either being totally funded or funded at the same time is low.  However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $118 million.  Additionally, further sources of funding include FRB advances, brokered time deposits and certain other non-local deposits.

  The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Table 9 - Average Balance Sheet and Rate/Volume Analysis - 2010 and 2009

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2010 and 2009.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2010	2009	2010	2009		2010	2009	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 50,461	$ 5,963	0.29	0.75	Interest-bearing deposits	$ 147	$ 45	$ 102	$ (27)	$ 129
104,367	77,844	2.35	4.20	Investments - taxable	2,456	3,273	(817)	(1,440)	623
7,386	3,438	4.45	4.94	Investments - non-taxable	329	170	159	(17)	176
6,738	7,339	0.30	0.25	Federal funds sold	20	18	2	4	(2)
810,484	841,033	5.55	5.60	Loans (c)	45,009	47,089	(2,080)	(421)	(1,659)
979,436	935,617	4.90	5.41	Total interest-earning assets	47,961	50,595	(2,634)	(1,901)	(733)
99,028	82,853			Noninterest-earning assets
$ 1,078,464	$ 1,018,470			Total assets

				Liabilities and equity
				Deposits
$ 125,994	$123,715	0.36	0.46	NOW accounts	450	572	(122)	(124)	2
18,402	16,071	0.39	0.65	Savings accounts	71	104	(33)	(42)	9
199,331	131,402	1.49	1.74	Money market accounts	2,974	2,281	693	(329)	1,022
54,927	86,044	0.83	1.48	MMA - institutional	456	1,272	(816)	(559)	(257)
185,505	157,923	2.20	3.32	CDs, $100M or more	4,081	5,239	(1,158)	(1,769)	611
86,523	117,120	1.01	2.01	CDs, broker	877	2,356	(1,479)	(1,171)	(308)
169,395	145,488	2.10	3.18	Other time deposits	3,551	4,630	(1,079)	(1,571)	492
840,077	777,763	1.48	2.12	Total interest-bearing deposits	12,460	16,454	(3,994)	(5,564)	1,570
30,609	37,744	3.72	2.77	Short-term/other borrowings	1,138	1,045	93	359	(266)
21,221	23,913	2.16	1.66	FHLB advances	458	397	61	120	(59)
10,310	10,310	2.97	3.51	Subordinated debt	306	362	(56)	(56)	-
				Total interest-bearing
902,217	849,730	1.59	2.15	liabilities	14,362	18,258	(3,896)	(5,142)	1,246
86,458	82,406			Noninterest-bearing deposits
5,470	6,530			Other liabilities
84,319	79,804			Shareholders' equity
$ 1,078,464	$1,018,470			Liabilities and equity
		3.31	3.26	Interest rate spread
		3.43	3.46	Net interest margin
				Net interest income	$33,599	$32,337	$1,262	$ 3,241	$(1,979)
$ 77,219	$ 85,887			Net earning assets
$ 926,535	$860,169			Average deposits
		1.34	1.91	Average cost of deposits
87%	98%			Average loan to deposit ratio
(a)
This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b)	The taxable equivalent adjustment of $32 in 2010 and in 2009 results from tax exempt income less non-deductible TEFRA interest expense.

(c)	Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.

The Savannah Bancorp, Inc. – 2010 Annual Report

Managements's Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________

Table 10 - Average Balance Sheet and Rate/Volume Analysis - 2009 and 2008

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2009 and 2008.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2009	2008	2009	2008		2009	2008	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 5,963	$ 7,033	0.75	2.11	Interest-bearing deposits	$ 45	$ 149	$ (104)	$ (96)	$ (8)
77,844	60,136	4.20	4.98	Investments - taxable	3,273	3,002	271	(469)	740
3,438	1,883	4.94	5.46	Investments - non-taxable	170	103	67	(10)	77
7,339	6,805	0.25	1.95	Federal funds sold	18	133	(115)	(116)	1
-	765	-	7.82	Loans held for sale	-	60	(60)	-	(60)
841,033	821,673	5.60	6.47	Loans (c)	47,089	53,267	(6,178)	(7,149)	971
935,617	898,295	5.41	6.30	Total interest-earning assets	50,595	56,714	(6,119)	(7,995)	1,876
82,853	61,965			Noninterest-earning assets
$1,018,470	$960,260			Total assets

				Liabilities and equity
				Deposits
$123,715	$120,661	0.46	1.15	NOW accounts	572	1,396	(824)	(833)	9
16,071	15,488	0.65	0.88	Savings accounts	104	137	(33)	(36)	3
131,402	128,826	1.74	2.38	Money market accounts	2,281	3,079	(798)	(824)	26
86,044	68,464	1.48	2.66	MMA - institutional	1,272	1,827	(555)	(808)	253
157,923	147,576	3.32	4.52	CDs, $100M or more	5,239	6,685	(1,446)	(1,771)	325
117,120	85,790	2.01	3.49	CDs, broker	2,356	2,998	(642)	(1,270)	628
145,488	134,240	3.18	4.25	Other time deposits	4,630	5,720	(1,090)	(1,436)	346
777,763	701,045	2.12	3.11	Total interest-bearing deposits	16,454	21,842	(5,388)	(6,940)	1,152
37,744	27,153	2.77	2.19	Short-term/other borrowings	1,045	597	448	157	291
23,913	51,090	1.66	2.65	FHLB advances	397	1,358	(961)	(506)	(455)
10,310	10,310	3.51	6.21	Subordinated debt	362	642	(280)	(278)	(2)
				Total interest-bearing
849,730	789,598	2.15	3.09	liabilities	18,258	24,439	(6,181)	(7,422)	1,241
82,406	83,678			Noninterest-bearing deposits
6,530	7,986			Other liabilities
79,804	78,998			Shareholders' equity
$1,018,470	$960,260			Liabilities and equity
		3.26	3.21	Interest rate spread
		3.46	3.58	Net interest margin
				Net interest income	$32,337	$ 32,275	$ 62	$ (573) )	$ 6355
$ 85,887	$108,697			Net earning assets
$860,169	$784,723			Average deposits
		1.91	2.78	Average cost of deposits
98%	105%			Average loan to deposit ratio
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

  The Savannah Bancorp, Inc. – 2010 Annual Report