Form 10-K, Exhibit 13
period 2011-12-31
SAVANNAH BANCORP INC
filed 2012-03-30
CIK 860519

Exhibit 13
The Savannah Bancorp, Inc. and Subsidiaries
Financial Statement Section

The Savannah Bancorp, Inc. – 2011 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of The Savannah Bancorp, Inc.:

We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, other comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2011 and 2010 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mauldin & Jenkins, LLC

Albany, Georgia
March 20, 2012

 The Savannah Bancorp, Inc. – 2011 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
($ in thousands, except share data)

	December 31,
	2011	2010
Assets
Cash and due from banks	$ 13,225	$ 17,990
Federal funds sold	535	110
Interest-bearing deposits in banks	81,717	40,836
Cash and cash equivalents	95,477	58,936
Securities available for sale, at fair value (amortized
cost of $81,764 and $136,980)	83,653	138,099
Loans, net of allowance for loan losses of $21,917 and $20,350	737,761	806,212
Premises and equipment, net	14,286	15,056
Other real estate owned	20,332	13,199
Bank-owned life insurance	6,510	6,309
Goodwill and other intangible assets, net	3,562	3,786
Other assets	23,654	25,333
Total assets	$ 985,235	$ 1,066,930

Liabilities
Deposits:
Noninterest-bearing	$ 106,939	$ 95,725
Interest-bearing demand	147,716	140,531
Savings	20,062	20,117
Money market	255,285	265,840
Time deposits	316,927	401,532
Total deposits	846,929	923,745
Short-term borrowings	14,384	15,075
Other borrowings	8,581	10,536
Federal Home Loan Bank advances	16,653	17,658
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Other liabilities	4,248	3,803
Total liabilities	901,105	981,127

Commitments and contingencies (Notes 17 and 20)

Shareholders' equity
Preferred stock, par value $1 per share:
authorized 10,000,000 shares, none issued	-	-
Common stock, par value $1 per share: shares authorized
20,000,000, issued 7,201,346	7,201	7,201
Additional paid-in capital	48,656	48,634
Retained earnings	27,103	29,275
Treasury stock, at cost, 2,210 and 2,483 shares	(1)	(1)
Accumulated other comprehensive income, net	1,171	694
Total shareholders' equity	84,130	85,803
Total liabilities and shareholders' equity	$ 985,235	$ 1,066,930

The accompanying notes are an integral part of these consolidated financial statements.

 The Savannah Bancorp, Inc. – 2011 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations
($ in thousands, except per share data)

	For the Years Ended December 31,
	2011	2010	2009
Interest and dividend income
Loans, including fees	$ 41,935	$ 45,001	$ 47,081
Investment securities:
Taxable	2,663	2,401	3,220
Tax-exempt	257	313	154
Dividends	78	47	45
Deposits with banks	127	147	45
Federal funds sold	3	20	18
Total interest and dividend income	45,063	47,929	50,563
Interest expense
Deposits	8,016	12,460	16,454
Short-term and other borrowings	821	1,138	1,045
Federal Home Loan Bank advances	348	458	397
Subordinated debt	303	306	362
Total interest expense	9,488	14,362	18,258
Net interest income	35,575	33,567	32,305
Provision for loan losses	20,035	21,020	13,065
Net interest income after provision for loan losses	15,540	12,547	19,240
Noninterest income
Trust and asset management fees	2,646	2,599	2,351
Service charges on deposit accounts	1,458	1,788	1,809
Mortgage related income, net	183	398	432
Gain on sale of securities	763	608	2,119
Gain (loss) on hedges	(1)	2	873
Other operating income	1,597	1,916	1,238
Total noninterest income	6,646	7,311	8,822
Noninterest expense
Salaries and employee benefits	11,282	11,948	12,146
Occupancy and equipment	3,683	3,945	3,716
Information technology	1,708	2,101	1,810
Loan collection and OREO expense	1,500	815	848
FDIC deposit insurance	1,303	1,688	1,886
Amortization of intangibles	224	171	144
Loss on sales and write-downs of foreclosed assets	2,679	2,472	2,566
Other operating expense	3,874	3,837	3,862
Total noninterest expense	26,253	26,977	26,978
Income (loss) before income taxes	(4,067)	(7,119)	1,084
Income tax expense (benefit)	(1,895)	(3,130)	155
Net income (loss)	$ (2,172)	$ (3,989)	$ 929
Net income (loss) per share:
Basic	$ (0.30)	$ (0.60)	$ 0.16
Diluted	$ (0.30)	$ (0.60)	$ 0.16
Dividends per share	$ 0.00	$ 0.02	$ 0.185
Average basic shares (000s)	7,199	6,625	5,933
Average diluted shares (000s)	7,199	6,625	5,936
The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. – 2011 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Other Comprehensive Income (Loss)
($ in thousands)

	For the Years Ended December 31,
	2011	2010	2009
Net income (loss)	$ (2,172)	$ (3,989)	$ 929
Other comprehensive income (loss):
Change in unrealized holding gains on securities
available for sale arising during period, net of
tax of $582, $153 and $480	950	250	783
Reclassification adjustment for net gains on securities
available for sale included in net income (loss),
net of taxes of $290, $231 and $805	(473)	(377)	(1,314)
Change in fair value and gains on termination of
derivative instruments, net of tax of $0, $172
and $777	-	(287)	(1,295)
Other comprehensive loss	$ (1,695)	$ (4,403)	$ (897)

The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. – 2011 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
 ($ in thousands, except share data)

	For the Years Ended December 31,
	2011	2010	2009
Common shares issued
Shares, beginning of year	7,201,346	5,933,789	5,933,789
Common stock issued	-	1,267,557	-
Shares, end of year	7,201,346	7,201,346	5,933,789
Treasury shares owned
Shares, beginning of year	2,483	1,443	318
Treasury stock issued	(273)	(943)	-
Unredeemed common stock	-	36	-
Unvested restricted stock	-	1,947	1,125
Shares, end of year	2,210	2,483	1,443
Common stock
Balance, beginning of year	$ 7,201	$ 5,934	$ 5,934
Common stock issued	-	1,267	-
Balance, end of year	7,201	7,201	5,934
Additional paid-in capital
Balance, beginning of year	48,634	38,605	38,516
Common stock issued, net of issuance costs	2	9,980	-
Stock-based compensation expense, net	20	49	89
Balance, end of year	48,656	48,634	38,605
Retained earnings
Balance, beginning of year	29,275	33,383	33,552
Net income (loss)	(2,172)	(3,989)	929
Dividends paid	-	(119)	(1,098)
Balance, end of year	27,103	29,275	33,383
Treasury stock
Balance, beginning of year	(1)	(4)	(4)
Treasury stock issued	-	3	-
Balance, end of year	(1)	(1)	(4)
Accumulated other comprehensive income, net
Balance, beginning of year	694	1,108	2,934
Change in unrealized gains/losses on securities
available for sale, net of reclassification adjustment	477	(127)	(531)
Change in fair value and gains on termination of
derivative instruments, net of tax	-	(287)	(1,295)
Balance, end of year	1,171	694	1,108
Total shareholders' equity	$ 84,130	$ 85,803	$ 79,026

The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. – 2011 Annual Report

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	For the Years Ended December 31,
($ in thousands)	2011	2010	2009
Operating activities
Net income (loss)	$ (2,172)	$ (3,989)	$ 929
Adjustments to reconcile net income (loss) to cash
provided by operating activities:
Provision for loan losses	20,035	21,020	13,065
Proceeds from sale of loans originated for sale	-	-	291
Net amortization of securities	1,010	1,922	432
Depreciation and amortization	1,349	1,454	1,513
Accretion of gain on termination of derivatives	-	(453)	(1,962)
Proceeds from termination of derivatives	-	-	1,299
Non cash stock-based compensation expense	20	79	144
Increase in deferred income taxes, net	(2,427)	(1,759)	(1,748)
Gain on sale of securities, net	(763)	(608)	(2,119)
Loss on sales and write-downs of foreclosed assets	2,679	2,472	2,566
Equity in net (income) loss of nonconsolidated subsidiary	(35)	50	(43)
Gain on sale of partnership interest	-	(255)	-
Increase in CSV of bank-owned life insurance policies	(201)	(183)	(218)
Decrease (increase) in prepaid FDIC deposit insurance assessment	1,292	1,545	(5,037)
Decrease (increase) in income taxes receivable/payable	2,014	(3,758)	1,068
Change in other assets and other liabilities, net	987	(1,965)	(673)
Net cash provided by operating activities	23,788	15,572	9,507
Investing activities
Activity in available for sale securities
Purchases	(3,654)	(100,897)	(88,741)
Sales	38,434	52,483	62,076
Maturities, calls and paydowns	20,189	22,547	21,203
Loan originations and principal collections, net	33,573	22,644	(35,442)
Proceeds from sale of foreclosed assets	5,031	9,120	5,048
Disposition of premises and equipment	-	-	305
Proceeds from life insurance and sale of partnership interest	-	1,002	-
Additions to premises and equipment	(355)	(765)	(6,141)
Net cash received from FDIC-assisted transaction	-	190,253	-
Net cash provided by (used in) investing activities	93,218	196,387	(41,692)
Financing activities
Net increase (decrease) in noninterest-bearing deposits	11,214	4,837	(166)
Net (decrease) increase in interest-bearing deposits	(88,030)	(166,516)	52,720
Net decrease in short-term borrowings	(691)	(8,478)	(10,083)
Net (decrease) increase in other borrowings	(1,955)	(5,452)	3,837
Net decrease in FHLB advances	(1,005)	(29,006)	(505)
Payment on note payable	-	(74)	(86)
Dividends paid	-	(119)	(1,098)
Issuance of common stock, treasury stock and exercise of options	2	11,250	-
Net cash (used in) provided by financing activities	(80,465)	(193,558)	44,619
Increase in cash and cash equivalents	36,541	18,401	12,434
Cash and cash equivalents, beginning of year	58,936	40,535	28,101
Cash and cash equivalents, end of year	$ 95,477	$ 58,936	$ 40,535
Supplemental disclosures of cash flow information
Cash paid (received) during the year for:
Interest on deposits and other borrowings	$ 9,909	$ 14,881	$ 18,826
Income taxes	(1,911)	-	550
Non cash investing activity:
Transfer to other real estate owned from loans	(17,067)	(16,462)	(7,843)

The accompanying notes are an integral part of these consolidated financial statements.

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. (“the Company”) and its wholly-owned subsidiaries, The Savannah Bank, N.A. (“Savannah”), Bryan Bank & Trust (“Bryan”), Minis & Co., Inc. (“Minis”) and SAVB Holdings, LLC (“SAVB Holdings”).  Minis is a registered investment advisory firm and SAVB Holdings was formed for the purpose of holding problem loans and other real estate owned (“OREO”).  The two bank subsidiaries, together, are referred to as the “Subsidiary Banks.”  All significant intercompany balances and transactions have been eliminated in consolidation.  Certain prior year balances have been reclassified to conform to the current year presentation.

Nature of Operations - The Company is a bank holding company headquartered in Savannah, Georgia that operates two banks and a registered investment advisory firm.  The Company has eleven banking offices and thirteen ATMs in Savannah, Garden City, Skidaway Island, Whitemarsh Island, Tybee Island, Pooler, and Richmond Hill, Georgia and Hilton Head Island and Bluffton, South Carolina.  The Company also has mortgage lending offices in Savannah and Richmond Hill and an investment management office in Savannah.  Through the subsidiaries, the Company offers a full range of lending, deposit, residential mortgage origination, fiduciary, trust and investment advisory products.  The primary service areas of the Company are Chatham County and Bryan County, Georgia and southern Beaufort County in South Carolina.  In 2005, the Company formed a nonconsolidated subsidiary, SAVB Properties, LLC, which purchased a 50 percent interest in two real estate partnerships that own the Company’s headquarters building and the adjacent parking lot.  This investment is accounted for using the equity method of accounting.  The Company’s sold its interest in the parking lot in 2010.

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

The Company evaluates its investment securities to determine if the decline in fair value of a security below its amortized cost is deemed to be other-than-temporary.  Other-than-temporary impairment losses are recognized on securities when: (i) the holder has an intention to sell the security; (ii) it is more likely than not that the security will be required to be sold prior to recovery; or (iii) the holder does not expect to recover the entire amortized cost basis of the security.  Other-than-temporary impairment losses are recorded as a charge to earnings to the extent the impairment is related to credit losses.  The amount of the impairment related to other factors is recognized in other comprehensive income (loss).

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

The Savannah Bancorp, Inc. – 2011 Annual Report
F -  8

Notes to Consolidated Financial Statements
___________________________________________________________________________________________________________________________________________

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

The Company designates loan modifications as troubled debt restructurings (“TDRs”) when, for economic and legal reasons related to the borrower’s financial difficulties, it grants a concession to the borrower that it would not otherwise consider.  TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower.  In circumstances where the TDR involves charging off a portion of the loan balance, the Company typically classifies these as nonaccrual.

In connection with restructurings, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms.  This evaluation includes consideration of the borrower’s current capacity to pay, which, among other things, may include a review of the borrower’s current financial statements, an analysis of global cash flow sufficient to pay all debt obligations, a debt to income analysis, and an evaluation of secondary sources of payment from the borrower and any guarantors.  This evaluation also includes an evaluation of the borrower’s current willingness to pay, which may include a review of past payment history, an evaluation of the borrower’s willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support.  The credit evaluation also reflects consideration of the borrower’s future capacity and willingness to pay, which may include evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest, and trends indicating improving profitability and collectability of receivables.

Restructured nonaccrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms.  This evaluation must include consideration of the borrower’s sustained historical repayment for a reasonable period, generally a minimum of six months, prior to the date on which the loan is returned to accrual status.

Allowance for Loan Losses - The allowance for loan losses is established through a provision for loan losses charged to earnings resulting from measurements of inherent credit risk in the loan portfolio and estimates of probable losses or impairments of individual loans.  The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio considering current economic conditions, underlying collateral value securing loans and other relevant qualitative and quantitative factors that deserve recognition in estimating loan losses.  Actual

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
___________________________________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

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

The Company has a number of documented loan policies and procedures that set forth the approval and monitoring process of the lending function.  Adherence to these policies and procedures is monitored by management and the Board.  Several committees and an underwriting staff oversee the lending operations of the Company.  These include the Board Credit Committee and Special Assets Committee.  Credit administration personnel monitor and, if necessary, adjust the grades assigned to loans through periodic examination.  In addition, the Company contracts with an independent third party for loan review which reports to the Audit Committee of the Board.

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

Credit quality, adherence to policies and loss mitigation are focal points of credit administration.  Credit administration reviews and approves third-party appraisals obtained by the Company on real estate collateral and monitors loan maturities to ensure updated appraisals are obtained.

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

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

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

Intangible Assets - Intangible assets include goodwill and other identifiable assets, such as client lists and deposits.  Client list and deposit premium intangibles are amortized on a straight-line basis over estimated useful lives of ten and five years, respectively, and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.  Goodwill is not amortized but tested annually for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit.  Examples of such events or circumstances include an adverse change in operations, legal factors, business climate, unanticipated competition, change in regulatory environment, or loss of key personnel.  The core deposit premium intangible was evaluated for impairment as of June 30, 2011.  The goodwill and client list intangible assets were evaluated for impairment as of August 31, 2011.  Based on those evaluations it was determined that there was no impairment.

Income Taxes - The income tax accounting guidance results in two components of income tax expense: current and deferred.  Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues.  The Company determines deferred income taxes using the liability (or balance sheet) method.  Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities.  Enacted changes in tax rates and laws are recognized in the period in which they occur.

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

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
___________________________________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Earnings (loss) per common share have been computed based on the following:

	For the Years Ended December 31,
(amounts in thousands)	2011	2010	2009
Average number of common shares outstanding - basic	7,199	6,625	5,933
Effect of dilutive options	-	-	3
Average number of common shares outstanding - diluted	7,199	6,625	5,936

Stock option shares in the amount of 149,968, 174,328 and 194,814 for the years ended 2011, 2010 and 2009, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.

Derivative Instruments and Hedging Activities - Accounting principles provide the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  Accounting principles require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivatives.

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

In 2005, shareholders approved the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan (“2005 Omnibus Plan”) and authorized 250,000 option or restricted shares to be available for issuance.  The total number of

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

remaining options or awards available for issuance at December 31, 2011 under the 2005 Omnibus Plan was 144,151 shares of common stock.  Options granted under both plans have a term of ten years and generally become fully vested over periods ranging from three to ten years.  Performance based options granted to directors vest over three quarters from the date of grant.

The following table summarizes compensation costs related to the Company’s stock-based compensation plans for the years ended December 31:

($ in thousands)	2011	2010	2009
Salaries and employee benefits	$ 20	$ 52	$ 94
Directors' stock-based compensation	-	27	50
Pre-tax stock-based compensation expense	20	79	144
Income tax benefit	8	(30)	(55)
Total stock-based compensation expense, net of tax	$ 12	$ 49	$ 89

During 2011, 2010 and 2009 no income tax benefits were realized on stock option exercises.

The Company recognizes stock-based compensation expense using the graded vesting attribution method.  The remaining unrecognized compensation cost related to unvested incentive stock option and restricted share awards at December 31, 2011 is approximately $108,000.  The weighted-average period of time over which this cost will be recognized is approximately 4.8 years.  This amount does not include the cost of any additional options that may be granted in future periods nor any reduction in cost for potential forfeitures.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2011	2010	2009
Weighted average fair value of options granted	$ 2.44	$ 3.41	$ 1.87
Expected volatility	49%	45%	39.1%
Dividend yield	0.00%	1.47%	2.67%
Risk-free interest rate	0.80%	2.43%	1.82%
Expected life	6.0 years	6.0 years	6.0 years

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

Recent Accounting Pronouncements

Accounting Standards Update (“ASU”) No. 2011-02, “Receivables (Topic 310)—A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring,” (“ASU 2011-02”) amends Topic 310 of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) to clarify when creditors

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

should classify loan modifications as TDRs.  As amended, the guidance states that a TDR occurs when a creditor, for economic or legal reasons related to a debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider.  For public entities, the amendments promulgated by ASU 2011-02 are effective for the first interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption.  For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011.  The Company adopted the provisions of ASU 2011-02 on July 1, 2011 and has presented the related disclosures in Note 5.

ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”) amends the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments will be effective for the Company beginning January 1, 2012.  The Company is evaluating the impact that the adoption of ASU 2011-04 will have on its financial position, results of operations and cash flows.

ASU No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”) eliminates the current option to report other comprehensive income and its components in the statement of changes in shareholders’ equity and is intended to enhance comparability between entities that report under GAAP and those that report under International Financial Reporting Standards and to provide a more consistent method of presenting non-owner transactions that impact an entity’s equity.  Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented.  The option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated.  ASU 2011-05 requirements are effective for the Company as of January 1, 2012 and interim and annual periods thereafter.  Early adoption is permitted, but full retrospective application is required under both sets of accounting standards.  The Company early adopted the provision to separately report other comprehensive income as of December 31, 2011.

ASU No. 2011-08, “Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment” (“ASU 2011-08”), amends Topic 350 to permit entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350.  The more-than-likely-than-not threshold is defined as having a likelihood of more than 50 percent.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.  However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit.  If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.  ASU 2011-08 is effective for annual and interim impairment tests beginning after December 15, 2011, and is not expected to have a significant impact on the Company’s financial statements.

ASU No. 2011-12, “Comprehensive Income (Topic 220):  Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”) defers changes in ASU 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to reconsider whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income.  ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05.  All other requirements in ASU 2011-05 are not affected

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

by ASU 2011-12.  ASU 2011-12 is effective for annual and interim periods beginning after December 15, 2011 and is not expected to have a significant impact on the Company’s financial statements.

Note 2 - Acquisitions

On June 25, 2010, Savannah entered into an agreement with the Federal Deposit Insurance Corporation (“FDIC”) to purchase substantially all deposits and certain liabilities and assets of First National Bank, Savannah (“First National”).  Savannah acquired approximately $42 million in assets and assumed $216 million in liabilities, including $201 million in customer deposits. The assets primarily include cash and due from accounts and investment securities.  Savannah acquired the local, non-brokered deposits of approximately $105 million at a premium of 0.11 percent, or approximately $116,000.  In connection with the closing, Savannah received a cash payment from the FDIC totaling $174 million, based on the differential between liabilities assumed and assets acquired, taking into account the deposit premium.

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

Note 3 - Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

The Subsidiary Banks are required by the Federal Reserve Bank (“FRB”) to maintain minimum cash reserves based upon reserve requirements calculated on their deposit balances.  Cash reserves of $571,000 and $581,000 are required as of December 31, 2011 and 2010, respectively.  At times, the Company pledges interest-bearing cash balances at the Federal Home Loan Bank of Atlanta (“FHLB”) in addition to investment securities to secure public fund deposits and securities sold under repurchase agreements.  The Company did not have any cash pledged at the FHLB at December 31, 2011 or 2010, respectively.

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 4 - Securities Available for Sale

The aggregate amortized cost and fair value of securities available for sale as of December 31, 2011 and 2010 are as follows:

		2011
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U.S. government-sponsored enterprises (“GSE”)	$ 1,433	$ 13	$ -	$ 1,446
Mortgage-backed securities – GSE	66,464	1,583	(35)	68,012
State and municipal securities	10,329	339	(11)	10,657
Restricted equity securities	3,538	-	-	3,538
Total investment securities	$ 81,764	$ 1,935	$ (46)	$ 83,653

		2010
($ in thousands)	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Investment securities:
U.S. government-sponsored enterprises	$ 1,821	$ 4	$ -	$ 1,825
Mortgage-backed securities – GSE	120,998	1,628	(435)	122,191
State and municipal securities	10,285	76	(154)	10,207
Restricted equity securities	3,876	-	-	3,876
Total investment securities	$ 136,980	$ 1,708	$ (589)	$ 138,099

The distribution of securities by contractual maturity at December 31, 2011 is shown below.  Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$ 579	$ 590
Due after one year through five years	2,211	2,235
Due after five years through ten years	3,621	3,871
Due after ten years	5,351	5,407
Mortgage-backed securities - GSE	66,464	68,012
Restricted equity securities	3,538	3,538
Total investment securities	$ 81,764	$ 83,653

At December 31, 2011 and 2010, investment securities with a carrying value of $51,318,000 and $61,728,000, respectively, are pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.

Gains and losses on sales of securities available for sale consist of the following for the years ended December 31:

($ in thousands)	2011	2010	2009
Gross gains	$ 766	$ 684	$ 2,170
Gross losses	(3)	(76)	(51)
Net realized gains	$ 763	$ 608	$ 2,119

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 4 - Securities Available for Sale (continued)

The restricted equity securities consist of the following at December 31:

($ in thousands)	2011	2010
FHLB stock	$ 2,716	$ 3,054
FRB stock	822	822
Total	$ 3,538	$ 3,876

The following tables show the gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.  Available for sale securities that have been in a continuous unrealized loss position are as follows at December 31, 2011 and 2010:

2011
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
($ in thousands)	Value	Losses	Value	Losses	Value	Losses
Mortgage-backed securities - GSE	$ 5,585	$ (35)	$ -	$ -	$ 5,585	$ (35)
State and municipal securities	800	(11)	-	-	800	(11)
Total temporarily impaired securities	$ 6,385	$ (46)	$ -	$ -	$ 6,385	$ (46)

2010
	Less Than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
($ in thousands)	Value	Losses	Value	Losses	Value	Losses
Mortgage-backed securities - GSE	$ 37,606	$ (435)	$ -	$ -	$ 37,606	$ (435)
State and municipal securities	3,853	(154)	-	-	3,853	(154)
Total temporarily impaired securities	$ 41,459	$ (589)	$ -	$ -	$ 41,459	$ (589)

The unrealized losses at December 31, 2011 on the Company’s investment in GSE mortgage-backed securities were caused by interest rate increases.  The Company purchased those investments at a premium relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government.  Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company’s investments.  The Company also has two municipal securities with unrealized losses for less than twelve months.  Management has reviewed these two bonds and believes that the decrease in value is due to interest rate fluctuations and not credit quality.  One of the municipal bonds is rated AAA and the other bond is not rated.  Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 5 - Loans

The composition of the loan portfolio at December 31, 2011 and 2010 is presented below:

($ in thousands)		Percent		Percent
	2011	of Total	2010	of Total
Commercial real estate
Construction and development	$ 22,675	3.0%	$ 20,819	2.5%
Owner-occupied	110,900	14.6	120,797	14.6
Non owner-occupied	221,128	29.1	231,641	28.0
Residential real estate - mortgage	324,365	42.7	363,390	44.0
Commercial	68,304	9.0	74,889	9.1
Installment and other consumer	12,306	1.6	15,026	1.8
Gross loans	759,678	100.0%	826,562	100.0%
Allowance for loan losses	(21,917)		(20,350)
Net loans	$ 737,761		$ 806,212

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

Changes in the allowance for loan losses are summarized as follows:

($ in thousands)	2011	2010	2009
Balance, beginning of year	$ 20,350	$ 17,678	$ 13,300
Provision for loan losses	20,035	21,020	13,065
Charge-offs	(18,974)	(18,765)	(8,893)
Recoveries	506	417	206
Balance, end of year	$ 21,917	$ 20,350	$ 17,678

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 5 - Loans (continued)

The following tables detail the change in the allowance for loan losses on the basis of the Company’s impairment methodology by loan segment:

2011
($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$ 4,722	$ 13,582	$ 1,528	$ 518	$ -	$ 20,350
Charge-offs	(3,777)	(14,026)	(843)	(328)	-	(18,974)
Recoveries	27	407	30	42	-	506
Provision	5,190	14,232	556	(39)	96	20,035
Ending balance	$ 6,162	$ 14,195	$ 1,271	$ 193	$ 96	$ 21,917
Ending balance: individually evaluated for impairment	$ 1,108	$ 5,813	$ 145	$ -	$ -	$ 7,066
Ending balance: collectively evaluated for impairment	$ 5,054	$ 8,382	$ 1,126	$ 193	$ 96	$ 14,851
Loans
Ending balance	$ 354,703	$ 324,365	$ 68,304	$ 12,306	$ -	$ 759,678
Ending balance: individually evaluated for impairment	$ 10,936	$ 24,941	$ 522	$ -	$ -	$ 36,399
Ending balance: collectively evaluated for impairment	$ 343,767	$ 299,424	$ 67,782	$ 12,306	$ -	$ 723,279

2010
($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$ 5,740	$ 10,690	$ 977	$ 227	$ 44	$ 17,678
Charge-offs	(5,840)	(11,729)	(1,080)	(116)	-	(18,765)
Recoveries	20	352	17	28	-	417
Provision	4,802	14,269	1,614	379	(44)	21,020
Ending balance	$ 4,722	$ 13,582	$ 1,528	$ 518	$ -	$ 20,350
Ending balance: individually evaluated for impairment	$ 285	$ 4,055	$ 540	$ 257	$ -	$ 5,137
Ending balance: collectively evaluated for impairment	$ 4,437	$ 9,527	$ 988	$ 261	$ -	$ 15,213
Loans
Ending balance	$ 373,257	$ 363,390	$ 74,889	$ 15,026	$ -	$ 826,562
Ending balance: individually evaluated for impairment	$ 3,865	$ 25,669	$ 596	$ 257	$ -	$ 30,387
Ending balance: collectively evaluated for impairment	$ 369,392	$ 337,721	$ 74,293	$ 14,769	$ -	$ 796,175

A loan is considered impaired, in accordance with the impairment accounting guidance, when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual term of the loan.  Impaired loans include loans modified in TDRs where concessions have been granted to borrowers experiencing financial difficulties.  These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 5 - Loans (continued)

The following is a summary of information pertaining to impaired loans as of and for the year ended December 31, 2011:

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans without a valuation allowance
Commercial real estate
Construction and development	$ -	$ -	$ -
Owner-occupied	710	758	-
Non owner-occupied	5,998	6,507	-
Residential real estate - mortgage	12,940	19,556	-
Commercial	294	351	-
Installment and other consumer	-	-	-
Total impaired loans without a valuation allowance	19,492	27,172	-
Impaired loans with a valuation allowance
Commercial real estate
Construction and development	2,325	3,325	751
Owner-occupied	2,946	3,034	425
Non owner-occupied	3,239	3,742	481
Residential real estate - mortgage	22,889	24,958	6,776
Commercial	721	778	215
Installment and other consumer	99	103	13
Total impaired loans with a valuation allowance	32,219	35,940	8,661
Total impaired loans	$ 51,711	$ 63,112	$ 8,661
Average investment in impaired loans	$ 55,324
Interest income recognized on impaired loans	$ 818

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 5 - Loans (continued)

The following is a summary of information pertaining to impaired loans as of and for the year ended December 31, 2010:

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans without a valuation allowance
Commercial real estate
Construction and development	$ 152	$ 177	$ -
Owner-occupied	1,075	1,374	-
Non owner-occupied	301	3,979	-
Residential real estate - mortgage	12,906	18,476	-
Commercial	-	-	-
Installment and other consumer	-	-	-
Total impaired loans without a valuation allowance	14,434	24,006	-
Impaired loans with a valuation allowance
Commercial real estate
Construction and development	2,218	3,218	265
Owner-occupied	1,647	1,667	186
Non owner-occupied	2,926	3,353	372
Residential real estate - mortgage	30,634	33,471	6,316
Commercial	1,196	1,425	619
Installment and other consumer	814	818	349
Total impaired loans with a valuation allowance	39,435	43,952	8,107
Total impaired loans	$ 53,869	$ 67,958	$ 8,107
Average investment in impaired loans for the year	$ 53,962
Income recognized on impaired loans for the year	$ 821

For 2009, the Company had an average investment of $45,892,000 in impaired loans and recognized interest income of $957,000 on impaired loans.
 Impaired loans with a valuation allowance include pools of impaired loans.

The following table presents the aging of the recorded investment in past due and nonaccrual loans as of December 31, 2011 by class of loans:

($ in thousands)	30-59 days past due	60-89 days past due	Accruing greater than 90 days past due	Nonaccrual	Total past due and nonaccrual
Commercial real estate
Construction and development	$ -	$ -	$ -	$ 2,325	$ 2,325
Owner-occupied	77	931	-	1,232	2,240
Non owner-occupied	1,217	260	-	7,054	8,531
Residential real estate - mortgage	10,322	2,107	213	23,376	36,018
Commercial	23	162	-	652	837
Installment and other consumer	20	13	-	29	62
Total	$ 11,659	$ 3,473	$ 213	$ 34,668	$ 50,013

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 5 - Loans (continued)

The following table presents the aging of the recorded investment in past due and nonaccrual loans as of December 31, 2010 by class of loans:

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

The following table presents the Company’s loan portfolio by risk-rating grades at December 31, 2011:

($ in thousands)	Pass (1-4)	Special Mention (5)	Sub- standard (6)	Doubtful (7)	Loss (8)	Total
Commercial real estate
Construction and development	$ 19,749	$ 147	$ 2,779	$ -	$ -	$ 22,675
Owner-occupied	101,004	3,444	6,452	-	-	110,900
Non owner-occupied	201,960	4,833	14,335	-	-	221,128
Residential real estate - mortgage	260,301	19,190	44,874	-	-	324,365
Commercial	64,406	622	3,276	-	-	68,304
Installment and other consumer	11,760	67	479	-	-	12,306
Total	$ 659,180	$ 28,303	$ 72,195	$ -	$ -	$ 759,678

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 5 - Loans (continued)

The following table presents the Company’s loan portfolio by risk-rating grades at December 31, 2010:

($ in thousands)	Pass (1-4)	Special Mention (5)	Sub-standard (6)	Doubtful (7)	Loss (8)	Total
Commercial real estate
Construction and development	$ 17,792	$ 577	$ 2,450	$ -	$ -	$ 20,819
Owner-occupied	114,603	1,851	4,343	-	-	120,797
Non owner-occupied	216,744	9,017	5,880	-	-	231,641
Residential real estate - mortgage	290,894	19,936	51,317	1,243	-	363,390
Commercial	71,361	666	2,562	300	-	74,889
Installment and other consumer	14,011	78	762	175	-	15,026
Total	$ 725,405	$ 32,125	$ 67,314	$ 1,718	$ -	$ 826,562

As a result of adopting the accounting standards related to TDRs, the Company reassessed all restructurings that occurred on or after January 1, 2011 for identification as TDRs.  The Company identified no additional loans for which the allowance for loan losses had previously been measured under a general allowance for loan losses methodology.  The accounting standards require prospective application of the impairment measurement guidance for those loans newly identified as impaired.  At December 31, 2011, there was no recorded loan investment for which the allowance for loan losses was previously measured under a general allowance for loan losses methodology that was previously not considered impaired.

TDRs of $16.1 million and $26.1 million were performing to their agreed terms at December 31, 2011 and 2010, respectively.  There was $2.0 million and $4.2 million in specific reserves established for these loans at December 31, 2011 and 2010, respectively.  The total amount of TDRs that subsequently defaulted at December 31, 2011 and 2010 was $11.2 million and $6.6 million, respectively.  There was $4.2 million and $719,000 in specific reserves established for these loans at December 31, 2011 and 2010, respectively.  The Company has committed to lend additional amounts totaling up to $79,000 as of December 31, 2011 to customers with outstanding loans that are classified as TDRs.

During the year ended December 31, 2011, the terms of certain loans were modified as TDRs.  The modification of the terms of such loans included one or a combination of the following:  a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.  The following table presents additional information on TDRs including the number of loan contracts restructured and the pre- and post-modification recorded investment for the year ended December 31, 2011:

($ in thousands)	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings
Commercial real estate
Construction and development	0	$ -	$ -
Owner-occupied	3	1,492	1,492
Non owner-occupied	2	245	245
Residential real estate - mortgage	13	3,863	3,646
Commercial	3	435	435
Installment and other consumer	0	-	-
Total	21	$ 6,035	$ 5,818

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
___________________________________________________________________________________________________________________________________________

Note 5 - Loans (continued)

There were specific reserves established for loans that were restructured during the twelve months ended December 31, 2011 of approximately $74,000.

One TDR with a recorded investment of $66,000 subsequently defaulted during the twelve months ended December 31, 2011 that had been restructured over the past twelve months.

The Company has granted loans to certain directors and executive officers of the Company and to their related interests.  The aggregate amount of loans was $42,318,000 and $42,590,000 at December 31, 2011 and 2010, respectively.  During 2011, new loans of $24,680,000 were made and repayments of $24,952,000 were received.  Unfunded commitments of credit available to related parties aggregated $9,364,000 and $7,917,000 at December 31, 2011 and 2010, respectively.  Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection.

As of December 31, 2011 and 2010, the Subsidiary Banks have pledged loans under blanket liens of approximately $304 million and $360 million, respectively, to the FHLB and the FRB for secured borrowing lines.

Note 6 - Premises and Equipment

Premises and equipment at December 31, 2011 and 2010 are summarized as follows:

($ in thousands)	Depreciable Lives	2011	2010
Land	-	$ 2,635	$ 2,635
Buildings and improvements	5 - 50	11,449	11,419
Furniture and banking equipment	3 - 15	7,701	8,039
Leasehold improvements	5 - 32	1,917	1,972
Total cost		23,702	24,065
Less accumulated depreciation and amortization		9,416	9,009
Premises and equipment, net		$ 14,286	$ 15,056

Depreciation expense was $1,125,000, $1,283,000, and $1,369,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 7 - Other Real Estate Owned

Other real estate owned at December 31, 2011 and 2010 is summarized as follows:

($ in thousands)	2011	2010
Balance, beginning of year	$ 13,199	$ 8,329
Additions	17,067	16,462
Disposals	(8,151)	(10,167)
Additional write-downs	(1,783)	(1,425)
Balance, end of year	$ 20,332	$ 13,199

 The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
________________________________________________________________________________________________________________________________

Note 8 - Goodwill and Other Intangible Assets

Following is a summary of information related to acquired intangible assets:

	As of December 31, 2011		As of December 31, 2010
	Gross	Accumulated	Gross	Accumulated
($ in thousands)	Amount	Amortization	Amount	Amortization
Amortized intangible assets
Client list	$ 1,400	$ 624	$ 1,400	$ 480
Core deposit premium	387	107	387	27
Total carrying value	$ 1,787	$ 731	$ 1,787	$ 507

The aggregate amortization expense for intangible assets was approximately $224,000, $171,000 and $144,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

The estimated amortization expense for each of the next five years is as follows: 2012 - $224,000, 2013 - $224,000, 2014 - $224,000, 2015 - $184,000 and
2016 - $144,000.

Changes in the carrying amounts of goodwill at December 31, 2011 and 2010 are as follows:

($ in thousands)	2011	2010
Balance, beginning of year	$ 2,506	$ 1,434
Goodwill acquired	-	1,072
Balance, end of year	$ 2,506	$ 2,506

All of the goodwill is related to the 2007 acquisition of Minis.  The goodwill acquired in 2010 was a final contingent earn-out payment.

Note 9 - Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2011 and 2010 is $193,134,000 and $235,406,000, respectively.  At December 31, 2011, brokered time deposits mature as follows: 2012 - $24,274,000; 2013 - $10,968,000; and 2014 - $16,266,000.  Additionally, $32,022,000 of non-maturity institutional money market accounts are considered brokered deposits because the deposits are from customers of brokerage firms up to a maximum of $250,000 per depositor.

The scheduled maturities of time deposits at December 31, 2011 are as follows:

($ in thousands)	Total
2012	$ 220,622
2013	40,141
2014	32,377
2015	16,356
2016 and thereafter	7,431
Total	$ 316,927

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 10 - Short-Term Borrowings

Short-term borrowings at December 31, 2011 and 2010 consist of federal funds purchased, securities sold under agreements to repurchase, and FRB short-term advances:

($ in thousands)	Federal Funds Purchased	Securities Sold Under Repurchase Agreements	FRB Short-Term Advances
2011
Balance at December 31	$ 492	$ 13,892	$ -
Maximum indebtedness at any month end	8,421	15,557	-
Daily average indebtedness outstanding	843	13,940	-
Average rate paid for the year	0.33%	0.41%	0.00%
Average rate paid on period-end borrowings	0.20%	0.25%	0.00%
2010
Balance at December 31	$ 295	$ 14,780	$ -
Maximum indebtedness at any month end	1,320	17,225	6,000
Daily average indebtedness outstanding	805	14,847	1,009
Average rate paid for the year	0.26%	0.50%	0.55%
Average rate paid on period-end borrowings	0.20%	0.50%	0.00%

The maximum amount of short-term borrowings outstanding at the end of any month was $20,647,000 and $20,414,000 during 2011 and 2010, respectively.  At December 31, 2011, federal funds borrowing arrangements aggregating $46,500,000 were available to the Subsidiary Banks from correspondent banking institutions.  There are no commitment fees and no requirements for compensating balances.  These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks.

Savannah is a member and shareholder of the FRB of Atlanta.  The Subsidiary Banks have been approved to access the FRB discount window to borrow on a secured basis at 50-100 basis points over the Federal Funds Target Rate.  The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested.  The Subsidiary Banks were approved by the FRB under the borrower-in-custody of collateral (“BIC”) arrangement.  This temporary liquidity arrangement allows collateral to be maintained at the Subsidiary Banks rather than being delivered to the FRB or a third party custodian.  At December 31, 2011, the Company had secured borrowing capacity of $93.6 million with the FRB and no balance outstanding.

Note 11 - Other Borrowings

Other borrowings consist of a note payable due to related parties (directors) with a balance of $8,581,000 as of December 31, 2011.  The proceeds were used to fund SAVB Holdings.  The loan is secured by a guarantee of the Company and a blanket assignment of all the assets of SAVB Holdings.  Principal payments are due monthly based on repayments, sales, charge-offs or other activity in the assets held by SAVB Holdings.  The agreement contains the following financial covenants: (i) the Company’s dividend payout ratio will not exceed 50 percent of after tax net income on a quarterly basis, (ii) the Subsidiary Banks shall each maintain a “well-capitalized” status as determined by their primary regulator, (iii) on the last day of each calendar quarter, SAVB Holdings shall maintain a loan-to-value ratio of at least 1.00:1.00 and (iv) on the last day of each calendar quarter, the amount of nonperforming assets of the Company shall not exceed 4.75 percent of the total assets of the Company.  Additionally, the note states that if the amount of nonperforming assets of the Company exceeds 5.25 percent of total assets, then the interest rate payable on the note would increase an additional 200 basis points.  At December 31, 2011, the Company’s ratio of nonperforming assets to total assets was 5.60 percent which exceeded both of the limits stated in the note’s covenants.  The interest rate payable on the note increased 50 basis points to 8.00 percent for exceeding the limit of 4.75 percent of nonperforming assets to total assets.  The interest rate payable should have increased an additional 200 basis points to 10.00 percent for exceeding the nonperforming assets limit of 5.25 percent; however, the

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 11 - Other Borrowings (continued)

Company obtained a waiver from the lenders on this covenant and the interest rate payable remained at 8.00 percent as of December 31, 2011.  The remaining indebtedness is due and payable by September 30, 2012.

Note 12 - Federal Home Loan Advances

Short-term Advances - The Company had short-term advances from the FHLB of $3,500,000 at December 31, 2011 and $4,000,000 at December 31, 2010.  The weighted-average interest rates on the short-term advances were 2.16 and 1.08 percent at December 31, 2011 and 2010, respectively.  The short-term advance at December 31, 2011 is a term fixed rate advance that matures on April 30, 2012 and pays interest monthly.

Convertible Advances - The Company had convertible fixed rate advances of $10,000,000 at December 31, 2011 and 2010.  The weighted-average interest rate on convertible advances was 2.26 percent at December 31, 2011 and 2010.  The advances mature in 2018 and are now convertible each quarter at the option of the FHLB to an advance with an interest rate equal to the current three-month LIBOR.

Long-term Advances - Long-term advances from the FHLB totaled $3,153,000 and $3,658,000 at December 31, 2011 and 2010, respectively.  The weighted-average interest rates on the long-term advances were 0.71 and 2.09 percent at December 31, 2011 and 2010, respectively.  Aggregate maturities for the long-term advances at December 31, 2011 are $3,000,000 in 2013 and $153,000 in 2016 and thereafter.  Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity.  The long-term advances include prepayment penalties for each advance.

FHLB Advance Borrowing Capacity - The Subsidiary Banks are shareholders of the FHLB and have access to secured borrowings from the FHLB under Blanket Floating Lien Agreements.  Under these agreements, the Subsidiary Banks have pledged certain 1-4 family first mortgage loans, commercial real estate loans, home equity lines of credit and second mortgage residential loans.  The Subsidiary Banks’ individual borrowing limits range from 20 to 25 percent of assets.  In aggregate, at December 31, 2011, the Subsidiary Banks had secured borrowing capacity of approximately $123 million of which $16.7 million was advanced and $16.0 million was used as collateral for FHLB Letters of Credit.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  Additional advances are subject to review and approval by the FHLB.

Note 13 - Subordinated Debt to Nonconsolidated Subsidiaries

During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the “Trusts”), nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms.  The Trust Preferred Securities have maturities of 30 years and are both redeemable at the Company’s option on any quarterly interest payment date.  At December 31, 2011, the interest rates on the securities were 3.25 and 2.75 percent, respectively, with quarterly resets at the three-month LIBOR plus 2.85 and 2.20 percent, respectively.  The Company’s liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments (included in other assets) of $186,000 and $124,000, respectively, in the consolidated balance sheet.  Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under FRB regulations.

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 14 - Income Taxes

Income tax expense (benefit) is composed of the following for each of the years ended December 31:

($ in thousands)	2011	2010	2009
Current federal	$ (618)	$ (1,092)	$ 1,861
Current state	-	(279)	42
Total current	(618)	(1,371)	1,903
Deferred federal	(957)	(1,528)	(1,417)
Deferred state	(320)	(231)	(331)
Total deferred	(1,277)	(1,759)	(1,748)
Income tax expense (benefit)	$ (1,895)	$ (3,130)	$ 155

A reconciliation between income tax expense (benefit) and the amounts computed by applying the U.S. federal tax rate of 34 percent to income (loss)
before income taxes is as follows:

($ in thousands)	2011	2010	2009
Tax provision at 34%	$ (1,383)	$ (2,421)	$ 369
State tax, net of federal tax benefit	(188)	(300)	46
Benefit of tax-exempt income, net	(177)	(197)	(141)
Other	(147)	(212)	(119)
Income tax expense (benefit)	$ (1,895)	$ (3,130)	$ 155

Deferred income tax assets and liabilities are comprised of the following at December 31:

($ in thousands)	2011	2010
Deferred tax assets:
Allowance for loan losses	$ 8,209	$ 7,676
Write-down of foreclosed assets	1,223	306
Tax-deductible goodwill	1,203	1,317
Tax credit carry forwards	887	-
Deferred compensation expense	531	469
Stock-based compensation expense	149	140
Unamortized loan fees	76	49
Other	241	129
Total deferred tax assets	12,519	10,086
Deferred tax liabilities:
Unrealized gains on securities	718	425
Depreciation	639	624
Deferred costs on loans and deposits	68	72
Other	20	25
Total deferred tax liabilities	1,445	1,146
Net deferred tax assets	$ 11,074	$ 8,940

The net deferred tax assets are included in the consolidated balance sheets in other assets.  A portion of the deferred tax asset balance relates to federal and state tax credits which will be available to reduce the Company’s income tax liability in future years.  The federal and state tax credits at December 31, 2011 total $376,000 and $511,000, respectively, and have various expirations beginning in 2014 through the year 2031.  The Company files a consolidated Federal tax return and a consolidated Georgia return for the Georgia-based parent and subsidiaries.

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
___________________________________________________________________________________________________________________________________________

Note 15 - Stock Option and Employee Benefit Plans

As discussed in Note 1, the Company has two stock option plans.  All authorized shares have been awarded from the 1995 Plan.  There are 144,151 authorized option shares remaining under the 2005 Omnibus Plan at December 31, 2011.  The options granted in the chart below generally vest 20 percent each year over five years and are exercisable over ten years except for 55,115 option shares granted to directors which vest within one year.  Some of the executive officer option shares also include minimum performance triggers as a condition of vesting.

Changes in stock options outstanding for the years ended December 31, 2011, 2010 and 2009 are as follows.

	2011		2010		2009
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning
of year	174,328	$ 17.24	194,814	$ 17.09	192,022	$ 18.28
Granted	13,350	5.26	7,915	11.25	19,291	8.74
Exercised	-	-	-	-	-	-
Forfeited	(37,710)	16.89	(28,401)	14.55	(16,499)	21.12
Outstanding at end of year	149,968	$ 17.14	174,328	$ 17.24	194,814	$ 17.09
Exercisable at end of year	133,618	$ 17.16	163,355	$ 16.87	175,625	$ 16.75

At December 31, 2011, there is no aggregate intrinsic value for the outstanding or exercisable stock options.

Options outstanding at December 31, 2011 are as follows:

	Outstanding			Exercisable
Outstanding Common Options	Remaining Contractual Number	Weighted Average Life	Weighted Average Price	Number	Weighted Average Price
Range of exercise prices
$5.25 - $12.00	39,223	8.42	$ 9.48	25,873	$ 9.51
$12.01 - $15.00	15,466	0.54	13.02	15,466	13.02
$15.01 - $20.00	51,012	2.73	16.69	51,012	16.69
$20.01 - $25.00	27,457	3.15	22.34	27,457	22.34
$25.00 - $28.56	16,810	4.80	26.71	13,810	27.59
Total outstanding	149,968	4.30	$ 17.14	133,618	$ 17.16

Restricted Stock - In 2007 and 2006, the Board granted 20,185 shares of restricted stock under the 2005 Omnibus Plan which awards certain officers common shares of the Company.  The cost of these shares is being amortized against earnings using the vesting schedule over the three and ten year vesting periods.  Restricted stock shares in the amount of 7,391 did not vest due to forfeiture.  Unrecognized compensation cost for restricted stock awards was $81,000 at December 31, 2011.

The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate.  The plan allows eligible employees to save a portion of their salary on a pre-tax basis.  Contributions by the Company to the plan are discretionary.  Contributions and administrative expenses related to the plan aggregated $10,000, $10,000 and $290,000 for the years ended December 31, 2011, 2010 and 2009, respectively.  The Company did not make a contribution to the plan in 2011 or 2010 and the only costs were for administrative expenses.

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 16 - Capital Ratios and Dividend Restrictions

The Subsidiary Banks’ primary regulators have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required.  In addition, the FDIC has adopted FDIC insurance assessment rates based on certain “well-capitalized” risk-based and equity capital ratios.  Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company’s and the Subsidiary Banks’ financial statements.  As of December 31, 2011, the Company and the Subsidiary Banks were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC.  Bryan has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and was in conformity with the requirement at December 31, 2011.  Savannah has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and a Total Risk-based Capital Ratio of not less than 12.00 percent and is currently in conformity with the agreement.

On March 1, 2012, Bryan entered into a Consent Order (“Order”) with the FDIC and the Georgia Department of Banking and Finance (“GDBF”) requiring Bryan to implement a number of actions to address identified deficiencies.  The Order also includes a capital article that requires Bryan to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and a Total Risk-based Capital Ratio of not less than 10.00 percent.  As a result of this capital article, Bryan is automatically classified as an “adequately capitalized” for regulatory purposes and is prohibited from certain practices by the regulatory authorities and subject to certain restrictions.

Banking regulation restrict the amount of cash dividends that the Subsidiary Banks may pay without obtaining regulatory approval , subject to maintaining adequate capital ratios.  Based upon these regulatory restrictions and the agreements made with the Subsidiary Banks’ primary regulators, there are no cash dividends available to the Company from the Subsidiary Banks at December 31, 2011.  As of December 31, 2011, the Company has agreed with its primary regulator to obtain approval prior to paying or declaring any dividends.

Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2011.  The following tables show the capital amounts and ratios for the Company and the Subsidiary Banks at December 31, 2011 and 2010:

($ in thousands)	Company		Savannah		Bryan
	2011	2010	2011	2010	2011	2010
Qualifying Capital
Tier 1 capital	$ 81,697	$ 87,623	$ 62,451	$ 64,193	$ 19,416	$ 21,294
Total capital	90,845	97,589	69,191	71,450	21,691	23,826
Leverage Ratios
Tier 1 capital to average assets	8.37%	8.12%	8.63%	7.97%	8.01%	8.20%
Risk-based Ratios
Tier 1 capital to risk-weighted assets	11.36%	11.13%	11.74%	11.18%	10.82%	10.67%
Total capital to risk-weighted assets	12.63%	12.40%	13.01%	12.44%	12.09%	11.93%

		Well-
Required Regulatory Capital Ratios:	Minimum	Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 17 - Leases and Commitments

Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2012 - $881,000; 2013 - $795,000; 2014 - $724,000; 2015 - $736,000; 2016 and thereafter is $2,427,000.  The land and office space leases contain customary escalation clauses.  Two of the branch office leases are with a related party (director).  The Company or the Subsidiary Banks are responsible for taxes, insurance and maintenance during the lease term under certain leases.  Future minimum payments due under the Company’s long-term data processing contract are as follows: 2012 - $1,224,000; 2013 - $1,248,000; 2014 - $1,273,000; and 2015 - $1,191,000.  The contract contains customary escalation and buyout clauses.

The net rental expense for all office space operating leases amounted to $1,161,000 in 2011, $1,272,000 in 2010 and $636,000 in 2009.  The leases on the office space have five to twenty-year renewal options and typically require increased rental payments under consumer price index escalation clauses.

Note 18 - Other Operating Expense

The components of other operating expense for the years ended December 31, 2011, 2010 and 2009 are as follows:

($ in thousands)	2011	2010	2009
Professional and directors fees	$ 904	$ 873	$ 1,114
Regulatory assessments and audit fees	612	545	592
Postage and courier	303	297	310
Taxes and licenses	274	273	244
Loan origination costs	247	231	259
Advertising and sales promotion	237	377	233
Insurance	210	147	95
Stationery and supplies	181	198	253
Telephone	160	172	175
Correspondent bank charges	123	39	50
Dues and subscriptions	98	111	115
Other expense	525	574	422
Total other operating expense	$ 3,874	$ 3,837	$ 3,862

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

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 19 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

Fair Values of Derivative Instruments on the Balance Sheet

The table below presents the fair value of the Company’s derivative financial instruments at December 31:

	2011		2010
	Fair Value		Fair Value
($ in thousands)	Asset	Liability	Asset	Liability
Derivatives designated as hedging instruments:
Interest rate products	$ -	$ -	$ -	$ -

Derivatives not designated as hedging instruments:
Interest rate products	301	301	136	135
Total	$ 301	$ 301	$ 136	$ 135

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company has historically used interest rate swaps, collars, and floors as part of its interest rate risk management strategy.  Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed payments over the life of the agreements without exchange of the underlying notional amount.  Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the purchased floor and the payment of variable-rate amounts if interest rates rise above the cap rate on the sold floor.  Interest rate floors designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the contract in exchange for an up-front premium.  As of December 31, 2011 and 2010 the Company had no outstanding derivatives that were designated as cash flow hedging relationships.  No hedge ineffectiveness was recognized during the years ended December 31, 2011, 2010 and 2009.

Amounts reported in accumulated other comprehensive income related to derivatives were reclassified to interest income as interest payments are received on the Company’s variable rate assets.  During the year ended December 31, 2010, the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of a portion of the hedged forecasted transactions related to the Company’s interest rate swaps, collars and interest rate floor becoming probable not to occur.  The accelerated amount for the year ended December 31, 2010 was a gain of $14,000.  There was no amount accelerated for the year ended December 31, 2011.

Effect of Derivative Instruments on the Income Statement

The table below presents the effect of the Company’s derivative financial instruments on the income statement for the years ended December 31:

($ in thousands)	2011	2010	2009		2011	2010	2009
Cash Flow Hedging Relationships	Gain Recognized in OCI on Derivative (Effective Portion)			Location of Gain Reclassified from Accumulated OCI into Income (Effective Portion)	Gain Reclassified from Accumulated OCI into Income (Effective Portion)

Interest Rate Products	$ -	$ -	$ -	Interest income	$ -	$ 450	$ 1,205
				Noninterest income	-	14	794
Total	$ -	$ -	$ -		$ -	$ 464	$ 1,999

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 19 - On-Balance Sheet Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges

As of December 31, 2011 none of the Company’s outstanding derivatives are designated in qualifying hedging relationships.  Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers.  The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies.  Those interest rate swaps are simultaneously hedged by executing offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions.  As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.  As of December 31, 2011, the Company had two interest rate swaps with an aggregate notional amount of $4,810,000 related to this program.  The net effect of recording the derivatives at fair value through earnings was immaterial to the Company’s financial condition and results of operations as of the twelve months ended December 31, 2011, 2010 and 2009.

Credit-risk-related Contingent Features

The Company has an agreement with one of its derivative counterparties that contains a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

As of December 31, 2011 the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $301,000.  As of December 31, 2011, the Company has minimum collateral posting thresholds with certain of its derivative counterparties and has posted collateral of $373,000 against its obligations under these agreements.  If the Company had breached any of these provisions at December 31, 2011, it would have been required to settle its obligations under the agreements at the termination value.

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

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.  Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.  At December 31, 2011 and 2010 unfunded commitments to extend credit and unfunded lines of credit were $71,741,000 and $81,183,000, respectively, of which some were subject to interest rate lock commitments.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The amount of collateral obtained by the Company upon extension of credit, if deemed necessary, is based on management's credit evaluation of the customer.  Collateral may include cash, securities, accounts receivable, inventory, equipment, and real estate.

Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.  The letters of credit are primarily issued to support public and private borrowing arrangements.  At December 31, 2011 and 2010, commitments under letters of credit aggregated approximately $3,386,000 and $2,667,000, respectively.

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

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

Recurring Fair Value Changes

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

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

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 21 - Fair Value of Financial Instruments (continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31:

Fair Value Measurements at December 31, 2011 Using
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
	Carrying	Identical Assets	Inputs	Inputs
($ in thousands)	Value	(Level 1)	(Level 2)	(Level 3)
Investment securities	$ 83,653	$ -	$ 80,115	$ 3,538
Derivative asset positions	301	-	301	-
Derivative liability positions	301	-	301	-

	Carrying	Fair Value Measurements at December 31, 2010 Using
($ in thousands)	Value	Level 1	Level 2	Level 3
Investment securities	$ 138,099	$ -	$ 134,223	$ 3,876
Derivative asset positions	136	-	136	-
Derivative liability positions	135	-	135	-

The level 3 securities include FHLB and FRB stock.  The change in 2011 was solely due to a partial redemption of FHLB stock.

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

Impaired loans and OREO:  Impaired loans and OREO are evaluated and valued at the time the loan or OREO is identified as impaired, at the lower of cost or market value.  Market value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy.  Collateral for impaired loans may be real estate and/or business assets, including equipment, inventory and/or accounts receivable.  Its fair value is generally determined based on real estate appraisals or other independent evaluations by qualified professionals.  Impaired loans and OREO are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above.  Impaired loans measured on a nonrecurring basis do not include pools of impaired loans.

Assets and liabilities with an impairment charge during the current year and measured at fair value on a nonrecurring basis are summarized below as of December 31:

		Carrying Values at December 31, 2011
($ in thousands)	Total	Level 1	Level 2	Level 3	Total gain (loss)
Impaired loans	$ 11,541	$ -	$ -	$ 11,541	$ (6,091)
OREO	7,323	-	-	7,323	(1,880)

		Carrying Values at December 31, 2010
($ in thousands)	Total	Level 1	Level 2	Level 3	Total gain (loss)
Impaired loans	$ 7,236	$ -	$ -	$ 7,236	$ (5,073)
OREO	5,423	-	-	5,423	(1,424)

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

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

The carrying amounts and estimated fair values of the Company’s financial instruments are as follows as of December 31:

	2011		2010
($ in thousands)		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Financial assets:
Cash and federal funds sold	$ 13,760	$ 13,760	$ 18,100	$ 18,100
Interest-bearing deposits	81,717	81,717	40,836	40,836
Securities available for sale	83,653	83,653	138,099	138,099
Loans, net of allowance for loan losses	737,761	727,714	806,212	800,785
Accrued interest receivable	3,103	3,103	3,789	3,789
Derivative asset positions	301	301	136	136

Financial liabilities:
Deposits	846,929	851,700	923,745	929,271
Short-term borrowings	14,384	14,384	15,075	15,075
Other borrowings	8,581	8,581	10,536	10,536
FHLB advances	16,653	17,393	17,658	18,214
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310	10,310
Accrued interest payable	687	687	1,108	1,108
Derivative liability positions	301	301	135	135

The Savannah Bancorp, Inc. – 2011 Annual Report

Notes to Consolidated Financial Statements
__________________________________________________________________________________________________________________________________________

Note 22 - The Savannah Bancorp, Inc. (Parent Company Only) Financial Information   ($ in thousands)

The following are condensed balance sheets of the Parent			The cash flows of the Parent Company are shown below for
Company at December 31, 2011 and 2010:			the three years ended December 31:

	2011	2010		2011	2010	2009
Assets			Operating activities
Cash on deposit	$ 15	$ 60	Net income (loss)	$ (2,172)	$ (3,989)	$ 929
Interest-bearing deposits	917	1,542	Adjustments to reconcile net
Investment in subsidiaries	90,822	92,031	income (loss) to cash provided
Premises and equipment	509	554	by operating activities:
Investment in nonconsolidated			Distributions in excess of
subsidiary	940	905	earnings of subsidiaries	3,332	4,478	2,529
Other assets	3,017	2,625	Depreciation	277	343	449
Total assets	$ 96,220	$ 97,717	Gain on sale of partnership interest	-	(255)	-
Liabilities			Non cash stock-based
Subordinated debt	$ 10,310	$ 10,310	compensation expense	20	79	144
Other liabilities	1,780	1,604	Change in other assets and
Total liabilities	12,090	11,914	liabilities, net	(252)	(601)	(477)
Shareholders' equity			Net cash provided by
Common stock	7,201	7,201	operating activities	1,205	55	3,574
Additional paid-in capital	48,656	48,634
Retained earnings	27,103	29,275	Investing activities
Treasury stock	(1)	(1)	Proceeds from sale of
Accumulated other			partnership interest	-	694	-
comprehensive income, net	1,171	694	Purchase of equipment and
Total shareholders’ equity	84,130	85,803	software	(232)	(65)	(108)
Total liabilities and equity	$ 96,220	$ 97,717	Capital contribution to
			consolidated subsidiaries	(1,645)	(10,475)	(3,390)
The operating results of the Parent Company are shown			Net cash used in
below for the three years ended December 31:			investing activities	(1,877)	(9,846)	(3,498)

	2011	2010	2009	Financing activities
Dividends from subsidiaries	$ 1,750	$ 950	$ 4,200	Dividends paid	-	(119)	(1,098)
Interest income	9	31	4	Issuance of common stock
Interest expense	303	306	362	and exercise of options	2	11,247	-
Net interest and dividend income	1,456	675	3,842	Issuance of treasury stock	-	3	-
Other income	83	289	29	Net cash provided by (used in)
Processing / management fees	4,804	4,996	5,267	financing activities	2	11,131	(1,098)
Total income	6,343	5,960	9,138	Increase (decrease) in cash
Corporate expenses	590	535	733	and cash equivalents	(670)	1,340	(1,022)
Processing / management costs	4,933	5,111	5,342	Cash, beginning of year	1,602	262	1,284
Other expenses	5,523	5,646	6,075	Cash, end of year	$ 932	$ 1,602	$ 262
Income before income taxes and
distributions in excess of				The Parent Company financial statements include the
earnings of subsidiaries	820	314	3,063	following intercompany items: interest-bearing deposits on
Income tax benefit	340	175	395	the balance sheets; dividend income, interest income and
Income before distributions in				processing / management fees on the statements of income.
excess of earnings of subsidiaries	1,160	489	3,458	The investment in the nonconsolidated subsidiary on the
Distributions in excess of earnings				balance sheet represents a 50 percent interest in a limited
of subsidiaries	(3,332)	(4,478)	(2,529)	partnership which owns the headquarters building at
Net income (loss)	$(2,172)	$(3,989)	$ 929	25 Bull Street, Savannah, GA .

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________________________________

For a comprehensive presentation of the Company’s financial condition and results of operations, the following selected financial data and analysis should be reviewed along with the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Table 1 - Selected Financial Condition Highlights – Five-Year Comparison

($ in thousands, except share data)	2011	2010	2009	2008	2007
Selected Average Balances

Total assets	$ 1,012,451	$ 1,078,464	$ 1,018,470	$ 960,260	$ 869,026
Interest-earning assets (a)	918,054	979,436	935,617	898,295	830,900
Loans, net of unearned fees (b)	765,641	810,484	841,033	821,673	754,490
Securities	107,066	111,753	81,282	62,019	58,910
Other interest-earning assets	45,347	57,199	13,302	14,603	17,500
Interest-bearing deposits	774,758	840,077	777,763	701,045	628,310
Borrowed funds	51,609	62,140	71,967	88,553	70,939
Total interest-bearing liabilities	826,367	902,217	849,730	789,598	699,249
Noninterest-bearing deposits	95,468	86,458	82,406	83,678	91,367
Total deposits	870,226	926,535	860,169	784,723	719,677
Shareholders' equity	86,695	84,319	79,804	78,998	71,516
Loan to deposit ratio – average	88%	87%	98%	105%	105%

Selected Financial Data at Year-End

Total assets	$ 985,235	$ 1,066,930	$ 1,050,508	$ 1,007,284	$ 932,459
Interest-earning assets (a)	889,026	971,653	959,219	931,448	878,992
Loans, net of unearned fees	759,678	826,562	883,886	864,974	808,651
Deposits	846,929	923,745	884,569	832,015	764,218
Interest-bearing liabilities	789,918	881,599	883,527	837,558	759,597
Shareholders' equity	84,130	85,803	79,026	80,932	76,272
Loan to deposit ratio	90%	89%	100%	104%	106%
Shareholders' equity to total assets	8.54%	8.04%	7.52%	8.03%	8.18%
Dividend payout ratio	NM	NM	118.19%	49.38%	36.73%
Risk-based capital ratios:
Tier 1 capital to risk-weighted assets	11.36%	11.13%	10.30%	10.28%	10.49%
Total capital to risk-weighted assets	12.63%	12.40%	11.56%	11.54%	11.74%

Loan Quality Data

Nonperforming assets	$ 55,213	$ 49,099	$ 42,444	$ 35,703	$ 19,535
Nonperforming loans	34,881	35,900	34,115	27,603	17,424
Nonaccruing loans	34,668	32,836	32,545	26,277	14,663
Loans past due 90 days - accruing	213	3,064	1,570	1,326	2,761
Net charge-offs	18,468	18,348	8,687	5,564	765
Allowance for loan losses	21,917	20,350	17,678	13,300	12,864
Allowance for loan losses to total loans	2.89%	2.46%	2.00%	1.54%	1.59%
Nonperforming loans to loans	4.59%	4.34%	3.86%	3.19%	2.15%
Nonperforming assets to total assets	5.60%	4.60%	4.04%	3.54%	2.09%
Net charge-offs to average loans	2.41%	2.26%	1.03%	0.68%	0.10%

Per Share Data at Year-End

Book value	$ 11.69	$ 11.92	$ 13.32	$ 13.64	$ 12.88
Tangible book value	$ 11.19	$ 11.39	$ 12.90	$ 13.19	$ 12.40
Common stock closing price (NASDAQ)	$ 4.95	$ 7.00	$ 8.00	$ 8.85	$ 17.14
Common shares outstanding (000s)	7,199	7,200	5,932	5,934	5,924

(a) Interest-earning assets do not include the unrealized gain/loss on available for sale investment securities.

(b) Average nonaccruing loans have been excluded from total average loans.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Table 2 - Selected Operating Highlights – Five-Year Comparison

($ in thousands, except share data)	2011	2010	2009	2008	2007
Summary of operations
Interest income - taxable equivalent	$ 45,095	$ 47,961	$ 50,595	$ 56,714	$ 63,414
Interest expense	9,488	14,362	18,258	24,439	30,282
Net interest income - taxable equivalent	35,607	33,599	32,337	32,275	33,132
Taxable equivalent adjustment	(32)	(32)	(32)	(32)	(156)
Net interest income	35,575	33,567	32,305	32,243	32,976
Provision for loan losses	20,035	21,020	13,065	6,000	4,675
Net interest income after provision for loan losses	15,540	12,547	19,240	26,243	28,301
Noninterest income
Trust and asset management fees	2,646	2,599	2,351	2,832	1,513
Service charges on deposits accounts	1,458	1,788	1,809	1,881	1,383
Mortgage related income, net	183	398	432	295	615
Gain on sale of securities	763	608	2,119	163	-
Gain (loss) on hedges	(1)	2	873	1,288	-
Other operating income	1,597	1,916	1,238	1,216	1,242
Total noninterest income	6,646	7,311	8,822	7,675	4,753
Noninterest expense
Salaries and employee benefits	11,282	11,948	12,146	13,584	11,846
Occupancy and equipment	3,683	3,945	3,716	3,884	3,294
Information technology	1,708	2,101	1,810	1,633	1,616
Loan collection and OREO expense	1,500	815	848	396	56
FDIC deposit insurance	1,303	1,688	1,886	653	251
Amortization of intangibles	224	171	144	144	48
Loss on sales and write-downs of
foreclosed assets	2,679	2,472	2,566	228	44
Other operating expense	3,874	3,837	3,862	4,220	4,028
Total noninterest expense	26,253	26,977	26,978	24,742	21,183
Income (loss) before income taxes	(4,067)	(7,119)	1,084	9,176	11,871
Income tax expense (benefit)	(1,895)	(3,130)	155	3,170	4,235
Net income (loss)	$ (2,172)	$ (3,989)	$ 929	$ 6,006	$ 7,636
Net income (loss) per share:
Basic	$ (0.30)	$ (0.60)	$ 0.16	$ 1.01	$ 1.31
Diluted	$ (0.30)	$ (0.60)	$ 0.16	$ 1.01	$ 1.29
Cash dividends paid per share	$ 0.00	$ 0.02	$ 0.185	$ 0.50	$ 0.48
Average basic shares outstanding (000s)	7,199	6,625	5,933	5,930	5,850
Average diluted shares outstanding (000s)	7,199	6,625	5,936	5,947	5,922

Performance ratios (averages)
Net interest margin	3.88%	3.43%	3.46%	3.58%	3.99%
Return on average assets	(0.21)%	(0.37)%	0.09%	0.63%	0.88%
Return on average equity	(2.51)%	(4.73)%	1.16%	7.60%	10.68%
Efficiency ratio	62.18%	66.00%	65.60%	61.98%	56.15%

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Table 3 - Selected Quarterly Data

The following is a summary of unaudited quarterly results for 2011 and 2010:

	2011				2010
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$8,682	$9,014	$9,035	$8,844	$8,833	$8,029	$8,276	$8,429
Provision for loan losses	6,510	2,865	6,300	4,360	6,725	5,230	3,745	5,320
Net interest income after
provision for loan losses	2,172	6,149	2,735	4,484	2,108	2,799	4,531	3,109
Noninterest income	1,497	1,817	1,707	1,625	1,767	1,538	1,726	2,280
Noninterest expense	6,613	6,418	7,109	6,113	6,701	7,310	6,539	6,427
Income (loss) before income taxes	(2,944)	1,548	(2,667)	(4)	(2,826)	(2,973)	(282)	(1,038)
Income tax expense (benefit)	(910)	320	(1,175)	(130)	(950)	(1,410)	(220)	(550)
Net income (loss)	$(2,034)	$1,228	$(1,492)	$ 126	$(1,876)	$(1,563)	$ (62)	$ (488)

Per share: (a)
Net income (loss) - basic	$ (0.28)	$ 0.17	$(0.21)	$ 0.02	$ (0.26)	$ (0.22)	$(0.01)	$(0.08)
Net income (loss) - diluted	$ (0.28)	$ 0.17	$(0.21)	$ 0.02	$ (0.26)	$ (0.22)	$(0.01)	$(0.08)
Dividends	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 0.02
Average shares (000s)
Basic	7,199	7,199	7,199	7,199	7,200	7,200	6,146	5,938
Diluted	7,199	7,199	7,199	7,199	7,200	7,200	6,146	5,938

(a) The summation of quarterly earnings per share may not agree with annual earnings per share.

Table 4 - Market for Registrant's Common Equity and Related Shareholder Matters

The Company's common stock is traded on NASDAQ under the symbol SAVB.  The quarterly high, low and closing stock trading prices for 2011 and 2010 are listed below.  There were approximately 605 holders of record of Company common stock (the only class of equity securities currently issued and outstanding) and, according to information provided to the Company, approximately 1,200 additional shareholders in street name through brokerage accounts at December 31, 2011.

	2011				2010
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First

High	$ 6.29	$ 7.58	$ 8.00	$ 8.00	$ 9.11	$ 10.05	$ 12.20	$ 11.09
Low	4.65	5.93	7.20	7.00	6.85	8.86	9.03	7.50
Close	4.95	6.00	7.41	7.35	7.00	9.30	9.76	10.61

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

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

Selected Financial Data Tables 1 - 4 (preceding pages)
Introduction
Recent Regulatory Developments
Critical Accounting Estimates
Results of Operations
Financial Condition and Capital Resources
Liquidity and Interest Rate Sensitivity Management
Off-Balance Sheet Arrangements
Forward Looking Statements

These discussions should facilitate a better understanding of the major factors and trends that affect the Company's earnings performance and financial condition and how the Company's performance during 2011 compared with prior years.  Throughout this section, The Savannah Bancorp, Inc. and its subsidiaries, collectively, are referred to as "SAVB" or the "Company."  The Company’s wholly-owned subsidiaries include The Savannah Bank, N.A. (“Savannah”), Bryan Bank & Trust (“Bryan”), Minis & Co., Inc. (“Minis”) and SAVB Holdings, LLC (“SAVB Holdings”).  Minis is a registered investment advisory firm and SAVB Holdings was formed for the purpose of holding problem loans and other real estate.  The two bank subsidiaries, Savannah and Bryan, are referred to as the “Subsidiary Banks.”

The averages used in this report are the averages of daily balances for each respective period.  See Tables 7 and 8 for average balances and interest rates presented on an annual basis.  Certain prior year balances have been reclassified to conform to the current year presentation.

The Company is headquartered in Savannah, Georgia and, as of December 31, 2011, had eleven banking offices and thirteen ATMs in Savannah, Garden City, Skidaway Island, Whitemarsh Island, Pooler, Tybee Island and Richmond Hill, Georgia and Hilton Head Island and Bluffton, South Carolina.  The Company also has mortgage lending offices in Savannah and Richmond Hill and an investment management office in Savannah.

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

The primary risks to the Company include trends or events that would cause or result in a significant decline in local employment, real estate values, loans or core deposits.  The events in the national economy have filtered down to the Company’s local markets and the slow down in real estate activity has continued to negatively impact the Company.  The Company operates in competitive markets with the related challenges of competitive pricing on loans, deposits and other banking services.  Competition for the best talent is also a strategic challenge faced in competitive markets such as ours.

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

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Recent Regulatory Developments

The Savannah Bank

On October 5, 2011, Savannah entered into a Formal Agreement (“Agreement”) with its primary regulator, the Office of the Comptroller of the Currency (“OCC”).  The Agreement is based on the findings of the OCC during their on-site examination of Savannah during March 2011, based on Savannah’s financial condition as of December 31, 2010.  The Agreement seeks to enhance Savannah's existing practices and procedures in the areas of credit risk management, credit quality, strategic planning, capital planning and liquidity risk management.  Specifically, under the terms of the Agreement, Savannah is required to (i) protect its interest in assets criticized by regulators and auditors and adopt, implement and adhere to a written program that is effective in eliminating the basis of such criticized assets; (ii) develop, implement, and adhere to a written program to reduce the high level of credit risk; (iii) develop, implement and adhere to a written strategic plan for Savannah, which shall cover at least three years and should include establishing objectives for Savannah’s overall risk profile, earnings performance, growth expectation, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, reduction in the volume of nonperforming assets, product line development and market segment; (iv) develop, implement and adhere to a three year capital program; (v) obtain prior written determination of no supervisory objection from the OCC before accepting, renewing, or rolling over brokered deposits, except for a Brokered Money Market Account limit of $35,000,000; and (vi) submit periodic reports to the OCC regarding various aspects of the foregoing actions.

The Agreement requires the establishment of certain plans and programs within various specific time periods.   If Savannah does not satisfy and adhere to each of the requirements listed above, it will not be in compliance with the Agreement.  Failure to comply with the Agreement could result in additional enforcement actions.  Savannah’s Board of Directors has created a Compliance Committee to ensure that all of the requirements noted in the Agreement are being addressed in a timely and effective manner.  Savannah was in compliance with the terms of the Agreement as of December 31, 2011.

In addition to the requirements in the Agreement, Savannah has agreed with the OCC to maintain a total risk-based capital ratio of at least 12.00 percent and a leverage ratio of at least 8.00 percent.  As of December 31, 2011, Savannah’s capital ratios exceed these requirements.

Bryan Bank & Trust

On March 1, 2012, Bryan entered into a Consent Order (the “Order”) with the Federal Deposit Insurance Corporation (the “FDIC”) and the State of Georgia Department of Banking and Finance (the “GDBF”).  The FDIC and GDBF are collectively referred to as the “Supervisory Authorities”.  The Order is based on the findings of the FDIC during their on-site examination of Bryan for the examination period ended March 31, 2011.  The Order requires that Bryan implement a number of actions including developing a written analysis and assessment of Bryan’s management and staffing needs for the purpose of providing qualified management for Bryan, eliminating from its books, by charge-off or collection, all assets or portions of assets classified “loss” and 50% of those classified “doubtful,” developing a written plan to reduce the remaining assets that are classified in the last regulatory exam or any future regulatory exam, implementing a written plan to improve liquidity, contingency funding, interest rate risk, and asset liability management,  reviewing the adequacy of the allowance for loan losses and establishing a comprehensive written policy for determining the adequacy of Bryan’s allowance for loan losses, performing a risk segmentation analysis and developing a plan for reducing and monitoring Bryan’s credit concentrations, specifically including its commercial real estate loan concentrations, reviewing, revising, adopting, and implementing its written lending and collection policy to provide effective guidance and control over Bryan’s lending and credit administration functions, developing a written policy for managing Bryan’s other real estate and implementing a plan and comprehensive budget for all categories of income and expense for the year ending 2012.  The Order further requires that Bryan (i) must have Tier 1 capital equal to or greater than 8.00 percent of its total assets, and total risk-based capital equal to or greater than 10.00 percent of total risk-weighted assets within 90 days of the effective date of the Order, (ii) cannot declare or pay dividends, pay bonuses, or pay any form of payment outside the ordinary course of business resulting in a reduction of capital without the prior written approval of the Supervisory Authorities and (iii) may not accept, renew, or rollover any brokered deposits unless it is in compliance with the requirements of the FDIC regulations governing brokered deposits.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Under the Order, Bryan’s Board of Directors has also agreed to increase its participation in the affairs of Bryan, including assuming full responsibility for the approval of policies and objectives for the supervision of all of Bryan’s activities.  Pursuant to the Order, within 30 days Bryan will establish a Board of Directors committee to monitor and coordinate compliance with the Order.

The Order does not affect Bryan’s ability to continue to conduct its banking business with customers in a normal fashion.  Bank products and services, hours of operation, Internet banking and ATM usage will all be unaffected, and Bryan’s deposits will remain insured by the FDIC to the maximum amount allowed by law.

The Order will remain in effect until modified or terminated by the Supervisory Authorities.  If Bryan does not satisfy and adhere to each of the requirements listed above, it will not be in compliance with the Order.  Failure to comply with the Order could result in additional enforcement actions.

Critical Accounting Estimates

Allowance for Loan Losses

The Company considers its policies regarding the allowance for loan losses to be its most critical accounting estimate due to the significant degree of management judgment involved.  The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses based on management's continuous evaluation of the loan portfolio.  Loan losses and recoveries are charged or credited directly to the allowance.  The amount of the allowance reflects management's opinion of an adequate level to absorb probable losses inherent in the loan portfolio at December 31, 2011.  The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due and nonperforming loans, recent charge-off levels, known loan deteriorations and concentrations of credit.  Other factors affecting the allowance include market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions.  Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the amount of the allowance.

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

The allowance for loan losses totaled $21,917,000 or 2.89 percent of total loans at December 31, 2011.  This is compared to an allowance of $20,350,000 or 2.46 percent of total loans at December 31, 2010.  For 2011, the Company reported net charge-offs of $18,468,000 or 2.41 percent of average loans.  This is compared to net charge-offs of $18,348,000 or 2.26 percent of average loans for 2010.  During 2011 and 2010, a provision for loan losses of $20,035,000 and $21,020,000, respectively, was added to the allowance for loan losses.  Both the net charge-offs and the provision for loan losses remained elevated in 2011.  The Company continues to see weakness in its local real estate markets with downward pressure on real estate values, and this weakness has led to a continued high level of real estate related charge-offs and provisions for loan losses.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

The Company's nonperforming assets consist of loans on nonaccrual status, loans which are contractually past due 90 days or more on which interest is still being accrued, and other real estate owned.  Nonaccrual loans of $34,668,000 and loans past due 90 days or more and still accruing interest of $213,000 totaled $34,881,000, or 4.59 percent of gross loans, at December 31, 2011.  Nonaccrual loans of $32,836,000 and loans past due 90 days or more and still accruing interest of $3,064,000 totaled $35,900,000, or 4.34 percent of gross loans, at December 31, 2010.  Generally, loans are placed on nonaccrual status when the collection of the principal or interest in full becomes doubtful.  Management typically writes down loans through a charge to the allowance when it determines they are impaired.  Nonperforming assets also included $20,332,000 and $13,199,000 of other real estate owned at December 31, 2011 and 2010, respectively.  Management is aggressively pricing and marketing the other real estate owned.  The Company is actively contemplating loan sales and may take other measures to reduce its nonperforming assets.

Impaired loans, which include loans modified in troubled debt restructurings, totaled $51,711,000 and $53,869,000 at December 31, 2011 and 2010, respectively.

At December 31, 2011 impaired loans consisted primarily of $19.2 million of improved residential real estate-secured loans and $20.3 million of land, lot, and construction and development related loans.  Less than one percent of the impaired loans are unsecured.  The largest impaired relationship consists of four loans totaling $6.4 million to a residential developer in the Bluffton/Hilton Head Island, South Carolina market.  The loans are secured by residential land and lots and are on nonaccrual status and moving towards foreclosure.  Approximately $1,449,000 has already been charged-off on this loan relationship and an additional $3,565,000 of the allowance was allocated as a specific reserve.  The second largest impaired loan relationship consists of three loans totaling $4.5 million secured primarily by a commercial building in Savannah, Georgia.  All three of these loans are currently on nonaccrual status and have not had any charge-offs or specific reserves applied to them based upon a recent appraisal.  The third largest impaired loan relationship consists of four loans totaling $2.8 million to a residential developer in the Effingham County, Georgia market.  These loans are currently on nonaccrual status and are secured by residential land, lots and completed 1-4 family properties.  The Company charged-off $1,500,000 on this relationship in 2010 and still has approximately $750,000 of the allowance allocated as a specific reserve and $50,000 allocated as a general reserve.  The fourth largest impaired loan relationship consists of five loans totaling $2.2 million secured by a commercial building, a personal residence, a rental home and an improved residential lot on Tybee Island, Georgia.  This loan relationship is a troubled debt restructuring that is performing as agreed.  No specific reserves have been applied to the relationship, but the Company does have $267,000 allocated as a general reserve.  The fifth largest impaired loan relationship consists of one loan for $2.1 million that is secured by a rental home in Bryan County, Georgia.  This loan is a troubled debt restructuring that is performing as agreed.  No specific reserves have been applied to the relationship but the Company does have $36,000 allocated as a general reserve.

The Company continues to devote significant internal and external resources to managing the past due and classified loans.  The Company has performed extensive internal and external loan review procedures and analyses on the loan portfolio.  The Company charges down loans as appropriate before the foreclosure process is complete and often before they are past due.

If the allowance for loan losses had changed by five percent, the effect on net income would have been approximately $765,000.  If the allowance had to be increased by this amount, it would not have changed the Subsidiary Banks’ status as well-capitalized financial institutions at December 31, 2011, but it would have decreased Bryan’s Tier 1 leverage ratio below the 8.00 percent level that it has agreed with the regulators to maintain.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Changes in the allowance for loan losses from 2007 through 2011 are summarized as follows:

($ in thousands)	2011	2010	2009	2008	2007
Balance at the beginning of the year	$ 20,350	$ 17,678	$ 13,300	$ 12,864	$ 8,954
Charge-offs – commercial	(843)	(1,080)	(459)	(387)	(150)
Charge-offs – consumer	(328)	(116)	(210)	(85)	(103)
Charge-offs – real estate	(17,803)	(17,569)	(8,224)	(5,242)	(621)
Charge-offs – total	(18,974)	(18,765)	(8,893)	(5,714)	(874)
Recoveries – commercial	30	17	22	13	6
Recoveries – consumer	42	28	29	28	43
Recoveries – real estate	434	372	155	109	60
Recoveries – total	506	417	206	150	109
Net charge-offs	(18,468)	(18,348)	(8,687)	(5,564)	(765)
Provision for loan losses	20,035	21,020	13,065	6,000	4,675
Balance at the end of the year	$ 21,917	$ 20,350	$ 17,678	$ 13,300	$ 12,864
Ratio of net charge-offs to average loans	2.41%	2.26%	1.03%	0.68%	0.10%

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

The Company’s allocation of the allowance for loan losses is presented in the following table:

($ in thousands)	2011	2010	2009	2008	2007
Commercial	$ 1,271	$ 1,528	$ 977	$ 760	$ 750
Real estate-construction
and development	1,296	671	2,556	5,291	4,150
Real estate-mortgage	19,061	17,633	13,874	7,061	6,750
Consumer	193	518	227	188	200
Unallocated	96	-	44	-	1,014
Total allowance for
loan losses	$ 21,917	$ 20,350	$ 17,678	$ 13,300	$ 12,864

The composition of the loan portfolio as a percentage of total loans is presented below:

($ in thousands)	2011	2010	2009	2008	2007
Commercial	9.0%	9.1%	10.1%	9.5%	8.8%
Real estate-construction
and development	3.0	2.5	7.0	11.5	16.6
Real estate-mortgage	86.4	86.6	81.2	77.0	72.3
Consumer	1.6	1.8	1.7	2.0	2.3
Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

Impairment of Loans

The Company measures impaired loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.  A loan is considered impaired when it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement.  A loan is not considered impaired during a period of delay in payment if the ultimate

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

collection of all amounts due is expected.  The Company maintains a valuation allowance or charges down the loan balance to the extent that the measure of value of an impaired loan is less than the recorded investment.

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

Table 5 – Allowance for Loan Losses and Nonperforming Assets

	December 31,
($ in thousands)	2011	2010

Allowance for loan losses
Balance at beginning of period	$ 20,350	$ 17,678
Provision for loan losses	20,035	21,020
Net charge-offs	(18,468)	(18,348)
Balance at end of period	$ 21,917	$ 20,350

As a % of loans	2.89%	2.46%
As a % of nonperforming loans	62.83%	56.69%
As a % of nonperforming assets	39.70%	41.45%

Risk element assets
Nonaccruing loans	$ 34,668	$ 32,836
Loans past due 90 days – accruing	213	3,064
Total nonperforming loans	34,881	35,900
Other real estate owned	20,332	13,199
Total nonperforming assets	$ 55,213	$ 49,099

Loans past due 30-89 days	$ 15,132	$ 11,164

Nonperforming loans as a % of loans	4.59%	4.34%
Nonperforming assets as a % of loans
and other real estate owned	7.08%	5.85%
Nonperforming assets as a % of assets	5.60%	4.60%

The Savannah Bancorp, Inc. – 2011 Annual Report
F -  46

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Results of Operations

2011 Compared with 2010

The net loss for 2011 was $2,172,000 compared to a net loss of $3,989,000 in 2010.  Net loss per diluted share was $0.30 in 2011 versus net loss per diluted share of $0.60 in 2010.  The decline in the net loss for 2011 results primarily from an increase in the net interest margin and a decrease in the Company’s provision for loan losses.  Return on average equity was (2.51) percent, return on average assets was (0.21) percent and the efficiency ratio was 62.18 percent in 2011.  Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $17,884,000 in 2011 versus $15,765,000 in 2010, an increase of $2,119,000, or 13 percent.

The schedule below reconciles the loss before income taxes to the pre-tax core earnings.

	For the Year Ended
	December 31,
($ in thousands)	2011	2010
Loss before income taxes	$ (4,067)	$ (7,119)
Add: Provision for loan losses	20,035	21,020
Add: Loss on foreclosed assets	2,679	2,472
Less: Gain on sale of securities	(763)	(608)
Pre-tax core earnings	$ 17,884	$ 15,765

Average interest-earning assets decreased 6.3 percent to $918 million in 2011 from $979 million in 2010.  Net interest income was $35.6 million in 2011 compared to $33.6 million in 2010, an increase of 6.0 percent.  Average loans were $766 million for 2011, 5.5 percent lower when compared to $810 million in 2010.  Shareholders’ equity decreased to $84 million at December 31, 2011 from $86 million at December 31, 2010.  The Company’s tier 1 capital to average assets was 8.37 percent and its total capital to risk-weighted assets ratio was 12.63 percent at December 31, 2011, both of which exceed the 5.00 percent and 10.00 percent, respectively, required by the regulatory agencies to maintain well-capitalized status.

Net interest income increased $2,008,000, or 6.0 percent, in 2011 versus 2010.  The net interest margin increased to 3.88 percent for 2011 compared to 3.43 percent in 2010.  As shown in Table 7, the increase in net interest income and net interest margin was primarily due to a lower cost on interest-bearing deposits.  The cost of interest-bearing deposits decreased to 1.03 percent for the year ended December 31, 2011 compared to 1.48 percent for the same period in 2010.  The decrease was due to both the repricing of money market accounts and time deposits in the current low interest rate environment along with a shift in the deposit makeup from higher cost time deposits to lower cost money market, savings and NOW accounts.  Average money market, savings and NOW accounts grew approximately $30.8 million while average time deposits declined approximately $96.2 million during 2011.  Average loans declined approximately $45 million for the year ended December 31, 2011 compared to the same period in 2010.  The decrease in average loans was due to normal pay downs, significant charge-offs, and weakened demand for new loans.

The interest rate spread increased 45 basis points in 2011.  As shown in Table 6, the Company’s balance sheet continues to be asset-sensitive since the interest-earning assets reprice faster than interest-bearing liabilities.  Rising interest rates favorably impact the net interest margin of an asset-sensitive balance sheet and falling rates adversely impact the net interest margin.  However, when the prime rate stops decreasing, the interest rates on time deposits, certain non-maturity deposits and other funding sources will continue to decline due to the re-pricing lag associated with those liabilities.  In addition, the Company has instituted interest rate floors on many variable rate loans such that the loans will not reprice in a rising rate environment until the floating rate exceeds the floor.

The provision for loan losses was $20,035,000 for 2011 compared to $21,020,000 in 2010.  Net charge-offs were $18,468,000 during 2011 compared to $18,348,000 during 2010.  Loans declined $67 million in 2011 versus $57 million in 2010.  Both the net charge-offs and the provision for loan losses remained elevated in 2011.  The Company continues to see weakness in its local real estate markets with downward pressure on real estate values, and this weakness has led to a continued high level of real estate related charge-offs and provisions for loan losses.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Noninterest income decreased $665,000, or 9.1 percent, in 2011 versus 2010.  This decrease was primarily related to a decline in service charges on deposit accounts of $330,000, or 18 percent, and other operating income of $319,000, or 17 percent, in 2011 compared to 2010.  The decrease in service charges was primarily due to recent regulatory guidance related to overdraft charges. The decline in other operating income was due to the Company recording in 2010 a $308,000 gain on a bank-owned life insurance policy payout in which the Company was the beneficiary and a $255,000 gain resulting from the sale of a 50 percent interest in a parking lot.

Noninterest expense decreased $724,000, or 2.7 percent, to $26,253,000 during 2011 as compared to 2010.  Salaries and employee benefits decreased $666,000, or 5.6 percent, information technology declined $393,000, or 19 percent, and FDIC deposit insurance declined $385,000, or 23 percent in 2011 compared to 2010.  The decrease in salaries and employee benefits was due to the Company averaging fewer employees during 2011 when compared to 2010.  The Company renegotiated and renewed its contract with its core processor which contributed to the decline in the information technology expense.  The decrease in the FDIC deposit insurance premiums was due to changes to the FDIC assessment process which became effective in the second quarter of 2011.  These decreases were partially offset by an increase in loss on sales of foreclosed assets of $207,000, or 8.4 percent, and an increase in loan collection and other real estate owned (“OREO”) expense of $685,000, or 84 percent during 2011.  The Company had significantly more activity in foreclosures and OREO in 2011.

Income tax benefit was $1,895,000 in 2011 versus income tax benefit of $3,130,000 in 2010.  The combined effective federal and state tax rates were 47 percent and 44 percent in 2011 and 2010, respectively.  The change in the effective tax rate in 2011 was due in part to the impact of tax exempt income and federal and state tax credits.  The Company evaluates its deferred tax assets every quarter.  All significant deferred tax assets are considered to be realizable due to expected future taxable income and open tax years for which taxable losses could still be carried back.  During the fourth quarter of 2011, the Company wrote-off $367,000 of certain state tax credits that expire in 2013.

2010 Compared with 2009

The net loss for 2010 was $3,989,000 compared to net income of $929,000 in 2009.  Net loss per diluted share was $0.60 in 2010 versus net income per diluted share of $0.16 in 2009.  The decline in earnings resulted primarily from a higher provision for loan losses and lower gain on sale of securities and hedges, partially offset by higher net interest income.  Return on average equity was (4.73) percent, return on average assets was (0.37) percent and the efficiency ratio was 66.00 percent in 2010.  Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $15,765,000 in 2010 versus $14,596,000 in 2009.

The schedule below reconciles the loss before income taxes to the pre-tax core earnings.

	For the Year Ended
	December 31,
($ in thousands)	2010	2009
Income (loss) before income taxes	$ (7,119)	$ 1,084
Add: Provision for loan losses	21,020	13,065
Add: Loss on foreclosed assets	2,472	2,566
Less: Gain on sale of securities	(608)	(2,119)
Pre-tax core earnings	$ 15,765	$ 14,596

Average interest-earning assets increased 4.6 percent to $979 million in 2010 from $936 million in 2009.  Net interest income was $33.6 million in 2010 compared to $32.3 million in 2009, an increase of 4.0 percent.  Average loans were $810 million for 2010, 3.7 percent lower when compared to $841 million in 2009.  Shareholders’ equity increased to $86 million at December 31, 2010 from $79 million at December 31, 2009.  In June 2010, the Company raised $11.2 million, net of stock issuance costs, in a public common stock offering.  The Company’s total capital to risk-weighted assets ratio was 12.40 percent at December 31, 2010, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.  The net interest margin decreased to 3.43 percent in 2010 from 3.46 percent in 2009.  As shown in Table 8, the decline in net interest margin was primarily due to higher levels of noninterest-earning assets.  The interest rate spread increased five basis points in 2010.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

The provision for loan losses was $21,020,000 for 2010 compared to $13,065,000 in 2009.  Loans declined $57 million in 2010 versus growth of $19 million in 2009.  The higher provision for loan losses in 2010 as compared to 2009 is primarily due to real estate-related charge-offs and continued weakness in the Company’s local real estate markets.  Net charge-offs were $18,348,000 in 2010 as compared to $8,687,000 in 2009.  The significant increase in charge-offs resulted primarily from weakness in the Company’s local residential real estate markets.

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

Noninterest expense was $26,977,000 in 2010 compared to $26,978,000 in 2009.  In 2010, noninterest expense included approximately $600,000 of expenses related to the purchase of First National Bank, Savannah (“First National”).

Income tax benefit was $3,130,000 in 2010 versus income tax expense of $155,000 in 2009.  The combined effective federal and state tax rates were 44 percent and 14 percent in 2010 and 2009, respectively.  The difference in tax rates is due primarily to the impact of tax exempt income and federal and state tax credits on lower taxable income.  All significant deferred tax assets are considered to be realizable due to expected future taxable income and open tax years for which taxable losses could still be carried back.

Financial Condition and Capital Resources

Balance Sheet Activity

The changes in the Company’s assets and liabilities for the current and prior period are shown in the consolidated statements of cash flows.  Total assets were $985 million and $1.07 billion at December 31, 2011 and 2010, respectively, a decrease of $82 million or 7.7 percent.  Loans decreased $67 million, or 8.1 percent, during 2011.  The Company experienced normal pay downs and significant charge-offs on loans in 2011 while demand for new loans was weak.  Cash and cash equivalents and investment securities decreased $18 million, or 9.1 percent, during 2011.  The Company had an influx of deposits from the First National transaction during June 2010 and these funds were primarily used to increase cash and cash equivalents and investment securities.  The Company has allowed much of its brokered and higher priced time deposits to run-off in order to reduce this excess liquidity and improve its net interest margin.  As such, deposits have declined $77 million, or 8.3 percent, from $924 million at December 31, 2010 to $847 million at December 31, 2011.

Average total assets decreased approximately $66 million, or 6.1 percent, during 2011.  The Company held $45 million less in average accruing loans in 2011 compared to 2010.  The decline in loans during 2011 compared to 2010 was due to normal pay downs, charge-offs and weak demand for new loans   The Company also held on average approximately $17 million less in cash and cash equivalents and investment securities in 2011 compared to 2010 as it allowed much of its brokered and higher priced time deposits to run-off in order to reduce excess liquidity.

The Company has classified all investment securities as available for sale.  Lower short-term interest rates resulted in an overall net unrealized gain of $1.9 million in the investment portfolio at December 31, 2011.  The unrealized gain or loss amounts are included in shareholders’ equity as accumulated other comprehensive income (loss), net of tax.  The Company’s investment portfolio decreased $54 million during 2011 to $84 million primarily due to the Subsidiary Banks selling approximately $38 million in securities.  The securities were sold at a net gain to reposition the investment portfolio and to provide liquidity for maturing brokered and internet time deposits that the Company elected not to renew.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Deposits decreased $77 million, or 8.3 percent, to $847 million at December 31, 2011.  The Company decided not to renew certain higher cost brokered and internet time deposits in order to reduce excess liquidity and improve the Company’s net interest margin.  At December 31, 2011, the Company had $116 million in brokered and internet deposits which included $32 million in institutional money market accounts.  This was down approximately $46 million, or 28 percent, from December 31, 2010 when the Company had $161 million in brokered and internet deposits.  At December 31, 2011 and 2010, brokered time deposits included $22 million and $36 million, respectively, of reciprocal deposits from the Company’s local customers that are classified as brokered because they are placed in the CDARS network for deposit insurance purposes.  In addition, at December 31, 2011 and 2010, the Company had $10 million and $51 million, respectively, of internet time deposits remaining from the First National acquisition.

Capital Resources

The Subsidiary Banks’ primary regulators have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required.  In addition, the FDIC has adopted FDIC insurance assessment rates based on certain “well-capitalized” risk-based and equity capital ratios.  Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company’s and the Subsidiary Banks’ financial statements.  As of December 31, 2011, the Company and the Subsidiary Banks were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC.  Bryan has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and is currently in conformity with the agreement.  Savannah has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and a Total Risk-based Capital Ratio of not less than 12.00 percent and is currently in conformity with the agreement.

On March 1, 2012, Bryan entered into an Order that includes a capital article requiring Bryan to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and a Total Risk-based Capital Ratio of not less than 10.00 percent.  As a result of this capital article, Bryan is automatically classified as “adequately capitalized” for regulatory purposes.

Total tangible equity capital for the Company was $80.6 million, or 8.18 percent of total assets at December 31, 2011.  Tier 1 capital was 11.36 percent of risk-weighted assets at the same date.  Tier 1 and total capital at the Company level includes $10 million of subordinated debt issued by the Company’s nonconsolidated subsidiaries.  Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

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

During 2011, portfolio loans decreased $67 million to $760 million while deposits decreased $77 million to $847 million.  The loan to deposit ratio was 90 percent at December 31, 2011, which is up slightly from 89 percent at December 31, 2010.   Cash and cash equivalents and investment securities decreased $18 million, or 9 percent, during 2011 to $179 million.  During 2011, the Company allowed much of its brokered and higher priced time deposits to run-off in order to reduce excess liquidity and improve the net interest margin.

In addition to local deposit growth, primary funding and liquidity sources include borrowing capacity with the Federal Home Loan Bank of Atlanta (“FHLB”), temporary federal funds purchased lines with correspondent banks and non-local institutional and internet deposits.  Contingency funding and liquidity sources include the ability to sell loans, or participations in certain loans, to investors and borrowings from the Federal Reserve Bank (“FRB”) discount window.  As of December 31, 2011, both Subsidiary Banks are under agreements with regulators that restrict their availability of brokered deposits.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

The Subsidiary Banks have Blanket Floating Lien Agreements with the FHLB.  Under these agreements, the Subsidiary Banks have pledged certain 1-4 family first mortgage loans, commercial real estate loans, home equity lines of credit and second mortgage residential loans.  The Subsidiary Banks’ individual borrowing limits range from 20 to 25 percent of assets.  In the aggregate, the Subsidiary Banks had secured borrowing capacity of approximately $123 million with the FHLB of which $16.7 million was advanced and $16.0 million was used as collateral for FHLB Letters of Credit at December 31, 2011.  These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks.  The Subsidiary Banks also have conditional federal funds borrowing lines available from correspondent banks that management believes can provide approximately $20 million of funding needs for 30-60 days.  Savannah has been approved to access the FRB discount window to borrow on a secured basis at 50 basis points over the Federal Funds Target Rate.  Bryan is eligible for the Secondary Credit program at 100 basis points over the Federal Funds Target Rate.  The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested.  The Subsidiary Banks were approved by the FRB under the borrower-in-custody of collateral arrangement.  This temporary liquidity arrangement allows collateral to be maintained at the Subsidiary Banks rather than being delivered to the FRB or a third-party custodian.  At December 31, 2011, the Company had secured borrowing capacity of $94 million with the FRB and no amount outstanding.

A continuing objective of interest rate sensitivity management is to maintain appropriate levels of variable rate assets, including variable rate loans and shorter maturity investments, relative to interest rate sensitive liabilities, in order to control potential negative impacts upon earnings due to changes in interest rates.  Interest rate sensitivity management requires analyses and actions that take into consideration volumes of assets and liabilities repricing and the timing and magnitude of their price changes to determine the effect upon net interest income.  The Company utilizes various balance sheet and hedging strategies to reduce interest rate risk as noted below.

The Company’s cash flow, maturity and repricing gap at December 31, 2011 was $166 million at one year, or 16.8 percent of total interest-earning assets.  At December 31, 2010 the gap at one year was $95 million, or 9.8 percent of total interest-earning assets.  Interest-earning assets with maturities over five years totaled approximately $41 million, or 4.6 percent of total interest-earning assets at December 31, 2011.  See Table 6 for cash flow, maturity and repricing gap.  The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income.  However, interest-earning assets with maturities and/or repricing dates over five years may include significant rate risk and market value of equity concerns in the event of significant interest rate increases.

The Company continues to be asset-sensitive within the 90 day and one year time frame which usually means that if rates increase then net interest income and the net interest margin increase and if rates decrease then net interest income and the net interest margin decrease.  However, over the past twelve months, interest rates have basically remained flat or declined slightly, and net interest income and the net interest margin increased during 2011 compared to 2010.  The Company’s cost of interest-bearing deposits has declined significantly while the yield on interest-earning assets has remained relatively flat during 2011 compared to 2010.

The Company has implemented various strategies to reduce its asset-sensitive position, primarily through the increased use of fixed rate loans, interest rate floors on variable rate loans and short maturity funding sources.  In the past, the Company has also implemented hedging strategies such as interest rate floors, collars and swaps.  These actions have reduced the Company’s exposure to falling interest rates.  The amounts in other comprehensive income related to the terminated derivative transactions were reclassified into earnings over the remaining lives of the original hedged transactions, all of which expired in 2010.

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

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance sheet risks in the normal course of business in order to meet the financing needs of its customers.  The Company’s exposure to credit losses is represented by the contractual amounts of these instruments.  At December 31, 2011, the Company had unfunded commitments to extend credit of $72 million and outstanding letters of credit of $3.4 million.  Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.  The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.  Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

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

* The limited trading activity of our common stock;

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

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________________________________

Table 6 - Cash Flow/Maturity Gap and Repricing Data

The following is the cash flow/maturity and repricing data for the Company as of December 31, 2011:

($ in thousands)		0 - 3	3 - 12	1 - 3	3 - 5	Over 5
	Immediate	Months	Months	Years	Years	Years	Total
Interest-earning assets
Investment securities	$ -	$ 9,210	$ 15,247	$ 23,959	$ 16,956	$18,281	$ 83,653
Federal funds sold	535	-	-	-	-	-	535
Interest-bearing deposits	80,800	-	222	695	-	-	81,717
Loans - fixed rates	-	116,408	148,433	169,148	31,355	22,316	487,660
Loans - variable rates	-	224,990	9,637	1,822	238	664	237,351
Total interest-earning assets	81,335	350,608	173,539	195,624	48,549	41,261	890,916
Interest-bearing liabilities
NOW and savings **	-	8,390	16,778	41,944	50,333	50,333	167,778
Money market accounts **	-	65,511	78,142	44,653	66,979	-	255,285
Time deposits	-	71,215	162,810	59,282	23,357	263	316,927
Short-term borrowings	14,384	-	-	-	-	-	14,384
Other borrowings	-	2,860	5,721	-	-	-	8,581
FHLB advances	-	-	3,504	3,011	11	10,127	16,653
Subordinated debt	-	10,310	-	-	-	-	10,310
Total interest-bearing liabilities	14,384	158,286	266,955	148,890	140,680	60,723	789,918
GAP-Excess assets (liabilities)	66,951	192,322	(93,416)	46,734	(92,131)	(19,462)	100,998
GAP-Cumulative	$ 66,951	$ 259,273	$ 165,857	$ 212,591	$ 120,460	$ 100,998	$ 100,998
Cumulative sensitivity ratio *	5.65	2.50	1.38	1.36	1.17	1.13	1.13

*   Cumulative interest-earning assets / cumulative interest-bearing liabilities

** Repricing of NOW, savings and local money market accounts based on estimated percentages of market interest rate changes.

Note – At December 31, 2011 the Company had unfunded loan commitments and unfunded lines of credit totaling $72 million.  The Company believes the likelihood of these commitments either being totally funded or funded at the same time is low.  However, should a significant funding requirement occur, the Company has available borrowing capacity from the FHLB of $90 million.  Additionally, further sources of funding include FRB advances and certain other non-local deposits.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
___________________________________________________________________________________________________________________________________________

Table 7 - Average Balance Sheet and Rate/Volume Analysis - 2011 and 2010

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2011 and 2010.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2011	2010	2011	2010		2011	2010	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 44,791	$ 50,461	0.28	0.29	Interest-bearing deposits	$ 127	$ 147	$ (20)	$ (5)	$ (15)
100,889	104,367	2.72	2.35	Investments - taxable (d)	2,745	2,456	289	386	(97)
6,177	7,386	4.42	4.45	Investments - non-taxable (d)	273	329	(56)	(2)	(54)
556	6,738	0.54	0.30	Federal funds sold	3	20	(17)	40	(57)
765,641	810,484	5.48	5.55	Loans (c)	41,947	45,009	(3,062)	(567)	(2,495)
918,054	979,436	4.91	4.90	Total interest-earning assets	45,095	47,961	(2,866)	(148)	(2,718)
94,397	99,028			Noninterest-earning assets
$1,012,451	$1,078,464			Total assets

				Liabilities and equity
				Deposits
$ 138,393	$ 125,994	0.27	0.36	NOW accounts	374	450	(76)	(113)	37
20,738	18,402	0.14	0.39	Savings accounts	29	71	(42)	(46)	4
230,959	199,331	1.12	1.49	Money market accounts	2,595	2,974	(379)	(738)	359
39,396	54,927	0.43	0.83	MMA - institutional	169	456	(287)	(220)	(67)
158,419	185,505	1.56	2.20	CDs, $100M or more	2,470	4,081	(1,611)	(1,187)	(424)
49,036	86,523	0.76	1.01	CDs, broker	374	877	(503)	(216)	(287)
137,817	169,395	1.45	2.10	Other time deposits	2,005	3,551	(1,546)	(1,101)	(445)
774,758	840,077	1.03	1.48	Total interest-bearing deposits	8,016	12,460	(4,444)	(3,621)	(823)
24,490	30,609	3.35	3.72	Short-term/other borrowings	821	1,138	(317)	(113)	(204)
16,809	21,221	2.07	2.16	FHLB advances	348	458	(110)	(19)	(91)
10,310	10,310	2.94	2.97	Subordinated debt	303	306	(3)	(3)	-
				Total interest-bearing
826,367	902,217	1.15	1.59	liabilities	9,488	14,362	(4,874)	(3,757)	(1,117)
95,468	86,458			Noninterest-bearing deposits
3,921	5,470			Other liabilities
86,695	84,319			Shareholders' equity
$1,012,451	$1,078,464			Liabilities and equity
		3.76	3.31	Interest rate spread
		3.88	3.43	Net interest margin
				Net interest income	$35,607	$33,599	$ 2,008	$ 3,609	$(1,601)
$ 91,687	$ 77,219			Net earning assets
$ 870,226	$926,535			Average deposits
		0.92	1.34	Average cost of deposits
88%	87%			Average loan to deposit ratio

(a)
This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities.  Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b)	The taxable equivalent adjustment of $32 in 2011 and in 2010 results from tax exempt income less non-deductible TEFRA interest expense.
(c) Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.
(d) Average investment securities do not include the unrealized gain/loss on available for sale investment securities.

The Savannah Bancorp, Inc. – 2011 Annual Report

Management’s Discussion and Analysis of Financial Condition and Results of Operations
__________________________________________________________________________________________________________________________________________

Table 8 - Average Balance Sheet and Rate/Volume Analysis - 2010 and 2009

The following table presents average balances of the Company and the Subsidiary Banks on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2010 and 2009.

					Taxable-Equivalent			(a) Variance
Average Balance		Average Rate			Interest (b)		Vari-	Attributable to
2010	2009	2010	2009		2010	2009	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$ 50,461	$ 5,963	0.29	0.75	Interest-bearing deposits	$ 147	$ 45	$ 102	$ (27)	$ 129
104,367	77,844	2.35	4.20	Investments - taxable (d)	2,456	3,273	(817)	(1,440)	623
7,386	3,438	4.45	4.94	Investments - non-taxable (d)	329	170	159	(17)	176
6,738	7,339	0.30	0.25	Federal funds sold	20	18	2	4	(2)
810,484	841,033	5.55	5.60	Loans (c)	45,009	47,089	(2,080)	(421)	(1,659)
979,436	935,617	4.90	5.41	Total interest-earning assets	47,961	50,595	(2,634)	(1,901)	(733)
99,028	82,853			Noninterest-earning assets
$1,078,464	$ 1,018,470			Total assets

				Liabilities and equity
				Deposits
$ 125,994	$ 123,715	0.36	0.46	NOW accounts	450	572	(122)	(124)	2
18,402	16,071	0.39	0.65	Savings accounts	71	104	(33)	(42)	9
199,331	131,402	1.49	1.74	Money market accounts	2,974	2,281	693	(329)	1,022
54,927	86,044	0.83	1.48	MMA - institutional	456	1,272	(816)	(559)	(257)
185,505	157,923	2.20	3.32	CDs, $100M or more	4,081	5,239	(1,158)	(1,769)	611
86,523	117,120	1.01	2.01	CDs, broker	877	2,356	(1,479)	(1,171)	(308)
169,395	145,488	2.10	3.18	Other time deposits	3,551	4,630	(1,079)	(1,571)	492
840,077	777,763	1.48	2.12	Total interest-bearing deposits	12,460	16,454	(3,994)	(5,564)	1,570
30,609	37,744	3.72	2.77	Short-term/other borrowings	1,138	1,045	93	359	(266)
21,221	23,913	2.16	1.66	FHLB advances	458	397	61	120	(59)
10,310	10,310	2.97	3.51	Subordinated debt	306	362	(56)	(56)	-
				Total interest-bearing
902,217	849,730	1.59	2.15	liabilities	14,362	18,258	(3,896)	(5,142)	1,246
86,458	82,406			Noninterest-bearing deposits
5,470	6,530			Other liabilities
84,319	79,804			Shareholders' equity
$1,078,464	$ 1,018,470			Liabilities and equity
		3.31	3.26	Interest rate spread
		3.43	3.46	Net interest margin
				Net interest income	$33,599	$32,337	$1,262	$ 3,241	$(1,979)
$ 77,219	$ 85,887			Net earning assets
$ 926,535	$ 860,169			Average deposits
		1.34	1.91	Average cost of deposits
87%	98%			Average loan to deposit ratio

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
(d) Average investment securities do not include the unrealized gain/loss on available for sale investment securities.

The Savannah Bancorp, Inc. – 2011 Annual Report